Exhibit 99.1

Notice of Meeting and

Management Proxy Circular

Annual and Special Meeting of Teck Resources Limited

to be held on April 26, 2023

Notice of Annual and Special Meeting of Shareholders

of Teck Resources Limited

When:	Where:
April 26, 2023, 12:00 p.m. (Pacific Time)	Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia And virtually at: https://virtual-meetings.tsxtrust.com/1447

At the annual and special meeting of shareholders (the “Meeting”) of Teck Resources Limited (“Teck”), shareholders of Teck (“Teck Shareholders”) will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2022 and the auditor’s report thereon;

2)	elect 12 directors;

3)	appoint PricewaterhouseCoopers LLP as auditor of Teck;

4)

consider, pursuant to an interim order of the Supreme Court of British Columbia dated March 23, 2023, and, if deemed appropriate, approve, with or without variation, a special resolution (the “Separation Resolution”), the full text of which is set out in Appendix “A” to the accompanying management proxy circular (the “Information Circular”), approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Separation Plan of Arrangement”) pursuant to which, among other things, Teck Shareholders will receive common shares in a new public company named “Elk Valley Resources Ltd.” (“EVR”), cash or a combination thereof (the “Separation”), determined in accordance with the election, allocation and proration provisions set forth in the Separation Plan of Arrangement, in exchange for a reduction of the stated capital maintained in respect of the Teck shares;

5)	consider and, if deemed appropriate, approve an ordinary resolution approving a stock option plan for EVR;

6)	consider and, if deemed appropriate, approve an ordinary resolution approving a shareholder rights plan for EVR;

7)

consider, pursuant to an interim order of the Supreme Court of British Columbia dated March 23, 2023, and, if deemed appropriate, approve, with or without variation, a special resolution (the “Dual Class Amendment Resolution”), the full text of which is set out in Appendix “B” to the accompanying Information Circular, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Dual Class Amendment Plan of Arrangement”) for Teck to acquire each issued and outstanding Class A common share in exchange for (i) one new Class A common share which will automatically convert into a Class B subordinate voting share on the sixth anniversary of the effective date of the Dual Class Amendment and (ii) 0.67 of a Class B subordinate voting share (the “Dual Class Amendment”);

8)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and

9)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the Information Circular, which also has information on voting and about our directors, governance and compensation.

The Separation contemplates, among other things, a reorganization of Teck’s business which will result in Teck separating into two world-class, independent companies: Teck Metals Corp., a premier, growth-oriented producer of energy transition metals, and EVR, a pure-play, high-margin steelmaking coal producer.

The Dual Class Amendment contemplates, among other things, a reorganization of Teck’s share capital that will result in the elimination of the multiple voting rights of the Class A common shares on the sixth anniversary of the effective date of the Dual Class Amendment.

The Separation and the Dual Class Amendment are not conditional on one another and each can proceed, if approved, regardless of whether the other is approved. If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

You have the right to vote at the Meeting if you were a Teck shareholder as of the close of business on March 7, 2023.

Your vote is important. All Teck Shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 12:00 p.m. (Pacific Time) on April 24, 2023 (the “Proxy Deadline”). See “Information about Voting” for detailed voting instructions for registered and non-registered Teck Shareholders.

i

Meeting Attendance

The Meeting will be held at the Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and online at https://virtual-meetings.tsxtrust.com/1447. To virtually participate in the Meeting, Teck Shareholders will need to log in using the control number included on your proxy form and the passcode “teck2023” (case sensitive). The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered Teck Shareholders and duly appointed proxyholders will be able to attend the Meeting, submit questions, and vote on the business of the Meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy (the “Form of Proxy”), you will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 24, 2023 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form. Please note that only registered Teck Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 24, 2023 and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.

Meeting Materials

Accompanying this notice is the Information Circular, which provides information relating to the matters to be addressed at the Meeting. Also accompanying this notice is a Form of Proxy or a voting instruction form to vote your shares. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Teck before the Meeting or by the Chair at the Meeting.

Please refer to the accompanying Information Circular for further information regarding completion and use of the Form of Proxy and voting instruction form and other information pertaining to the Meeting.

You are entitled to a dissent right in respect of the Dual Class Amendment. Pursuant to the interim order of the Supreme Court of British Columbia and the provisions of Section 190 of the Canada Business Corporations Act (as modified by the interim order, the plan of arrangement and any other order of the Supreme Court of British Columbia in respect of the Dual Class Amendment), you have the right to dissent in respect of the Dual Class Amendment Resolution and, if the Dual Class Amendment becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your shares of Teck. This right of dissent is described in the accompanying Information Circular. If you fail to strictly comply with the dissent procedures set out in the accompanying Information Circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of shares registered in the name of a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary and wish to dissent, you should be aware that ONLY THE REGISTERED HOLDERS OF SHARES OF TECK ARE ENTITLED TO EXERCISE THE RIGHT OF DISSENT. A registered holder who holds shares of Teck as nominee for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise dissent rights on behalf of the holders who wish to dissent. A dissenting shareholder may only dissent with respect to all shares held on behalf of any one beneficial owner and registered in the name of such dissenting shareholder. It is recommended that you seek independent legal advice if you wish to exercise your right to dissent.

The Information Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting. Visit www.TECKAGSM.com.

By order of the Board of Directors, “Amanda Robinson” Amanda Robinson Corporate Secretary and Legal Counsel March 23, 2023

Dear Shareholders:

On behalf of our board of directors and management, we are pleased to invite you to attend an annual and special meeting of shareholders of Teck Resources Limited on Wednesday, April 26, 2023. At the upcoming annual and special meeting, you will be asked to consider matters relating to our usual annual business and two important proposals: a separation of Teck’s business into two independent public companies and the introduction of a six-year sunset provision for the multiple voting rights of the Class A common shares.

Reorganization of Teck’s Business into Teck Metals and EVR

At the meeting, you will be asked to consider a reorganization of Teck’s business to spin off Teck’s steelmaking coal assets to a new company, Elk Valley Resources Ltd. (EVR), which will be owned by our shareholders. This proposed reorganization is expected to unlock value through the creation of two strong, independent publicly traded companies: Teck Metals Corp. (which is the proposed new name for Teck), a premier, growth-oriented producer of energy transition metals; and EVR, a pure-play, high-margin Canadian steelmaking coal producer.

Teck Metals will have a strong base of low-cost base metals operations, a disciplined capital allocation framework, and a top-tier copper growth portfolio, anchored by the near-term ramp up of production at QB2. EVR will hold the Elkview, Fording River, Greenhills and Line Creek steelmaking coal mines in British Columbia, representing all of the operating steelmaking coal mines currently owned by Teck, and will be the world’s second largest seaborne exporter of steelmaking coal. It is expected that EVR will be a high-margin operator, focused on long-term cash generation and providing cash returns to shareholders, with significant equity value accretion potential. Both companies will remain committed to strong environmental and social performance, including goals to become nature positive and achieve net-zero GHG emissions.

This separation will enhance the strategic and financial focus of each company and their respective ability to pursue independent growth and capital allocation strategies. It will provide investors with choice for allocating their investment portfolios between two businesses with strong, but different, commodity fundamentals and value propositions. The separation provides Teck Metals with continued access to steelmaking coal cash flows for a transition period, through ownership of preferred shares of EVR and a gross revenue royalty, together called the Transition Capital Structure. The cash flow from this Transition Capital Structure is expected to provide Teck Metals with continued funding for prudent investment in its top-tier copper growth pipeline, while allowing for continued disciplined returns to its shareholders, and as such is expected to create value for our shareholders.

The Transition Capital Structure has been designed to set up EVR for success and allow EVR to generate compelling yields for EVR shareholders, which will help facilitate the successful launch of EVR as an independent public company. The priority of payments under the Transition Capital Structure will provide EVR with a strong balance sheet, while ensuring that EVR can meet its commitments to water treatment and reclamation and continue to operate in the same manner as the coal business unit has been operated under Teck. The Transition Capital Structure provides for 10% of EVR’s free cash flow in the near-term to accrue to the direct benefit of EVR shareholders, and it is anticipated that this stream of cash flows will allow for disciplined capital return. The long-term demand for high-quality, low-emissions, steelmaking coal and the value of EVR’s steelmaking coal assets, has been further validated by Nippon Steel Corporation’s $1.025 billion investment.

On completion of the separation, shareholders of Teck will continue to hold their shares of Teck, which will be renamed Teck Metals, and will receive common shares of EVR, cash or a combination thereof. Teck shareholders of record as of the applicable distribution record date will receive common shares of EVR in proportion to their Teck shareholdings at an exchange ratio of 0.10 of a common share of EVR for each Teck share (or approximately 51.9 million total EVR common shares) and aggregate cash of $200 million (or approximately $0.39 in cash per share). Teck shareholders will be able to elect to maximize the amount of cash or common shares of EVR they receive, subject to proration, through an election process.

Teck’s board of directors and management strongly believe the creation of two world-class resource companies is the best way to realize the full potential of both our base metals and steelmaking coal businesses, while at the same time ensuring continued responsible management of both companies for the benefit of shareholders, employees, communities, Indigenous Peoples, and all other stakeholders.

Dual Class Amendment

As a separate matter, you will also be asked to consider a reorganization of our share capital that will introduce a six-year sunset provision for the multiple voting rights of the Class A common shares. Under the terms of this reorganization of Teck’s share capital, each issued and outstanding Class A common share will be acquired by Teck in exchange for (i) one new Class A common share, which will automatically convert into a Class B subordinate voting share on the sixth anniversary of the effective date, and (ii) 0.67 of a Class B subordinate voting share. This sunset will modernize Teck’s governance and provide a simplified and competitive capital structure, following an appropriate continuity period, which we believe will benefit Teck and all of its shareholders.

Further details of the reorganization of Teck’s business and the proposed amendments to introduce a sunset into our Class A common shares are contained in the Information Circular that follows, which we ask you to review prior to casting your vote at the annual and special meeting of Teck shareholders planned for April 26, 2023.

Please consider the information in the accompanying Information Circular and ensure that you vote, virtually or by proxy at the annual and special meeting. The directors and executive officers of Teck have advised that they intend to vote their shares, and recommend that all Teck shareholders vote their shares, FOR the reorganization of Teck’s business and the amendments to our share capital structure.

We would like to thank Ken Pickering and Toru Higo, who both retired from the Board in 2022, as well as Mike Ashar, Quon Chong and Masaru Tani, each of whom is not standing for re-election this year, for their contributions to Teck during their tenures.

We thank you for your continued support of Teck and urge you to vote.

If you have any questions, please contact Teck’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-888-213-0093 toll free in North America or 1-416-623-2512 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about completing your proxy form, please visit www.TECKAGSM.com.

“Sheila A. Murray”	“Jonathan H. Price”

Sheila A. Murray	Jonathan H. Price
Chair of the Board	Chief Executive Officer

v

SEPARATION NOTICE OF PETITION

Action No. S-232052

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,

as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

TECK RESOURCES LIMITED, ELK VALLEY RESOURCES LTD. AND THE SHAREHOLDERS OF TECK

RESOURCES LIMITED

TECK RESOURCES LIMITED

PETITIONER

NOTICE OF PETITION

To: Holders of shares (“Teck Shareholders”) and other securityholders of Teck Resources Limited (“Teck”)

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Supreme Court of British Columbia (the “Court”) on behalf of Teck with respect to a proposed arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving Teck, Teck Shareholders, and Elk Valley Resources Ltd., which Arrangement is described in greater detail in the Information Circular of Teck dated March 23, 2023, accompanying this Notice of Petition.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated March 23, 2023, (the “Interim Order”) has given directions as to the calling and holding of the meeting of Teck Shareholders for the purpose of such holders voting upon the special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on April 28, 2023, at 9:45 am (Pacific Time), or as soon thereafter as counsel may be heard or the Court or Board of Directors of Teck may determine (the “Final Application”).

AND NOTICE IS FURTHER GIVEN that the order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of the securities to be issued pursuant to the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Pacific Time) on April 26, 2023.

The Petitioner’s address for delivery is:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay St

Toronto, Ontario, Canada M5L 1B9

Attention: Sean Vanderpol

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Teck Shareholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: March 23, 2023	“Sean Vanderpol”
Signature of lawyer for Petitioner

Sean Vanderpol

DUAL CLASS AMENDMENT NOTICE OF PETITION

Action No. S-232053

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,

as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

TECK RESOURCES LIMITED AND THE SHAREHOLDERS OF TECK RESOURCES LIMITED

TECK RESOURCES LIMITED

PETITIONER

NOTICE OF PETITION

To: Holders of shares (“Teck Shareholders”) and other securityholders of Teck Resources Limited (“Teck”)

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Supreme Court of British Columbia (the “Court”) on behalf of Teck with respect to a proposed arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving Teck and Teck Shareholders, which Arrangement is described in greater detail in the Information Circular of Teck dated March 23, 2023, accompanying this Notice of Petition.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated March 23, 2023, (the “Interim Order”) has given directions as to the calling and holding of the meeting of Teck Shareholders for the purpose of such holders voting upon the special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on April 28, 2023, at 9:45 am (Pacific Time), or as soon thereafter as counsel may be heard or the Court or Board of Directors of Teck may determine (the “Final Application”).

AND NOTICE IS FURTHER GIVEN that the order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of the securities to be issued pursuant to the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Pacific Time) on April 26, 2023.

The Petitioner’s address for delivery is:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay St

Toronto, Ontario, Canada M5L 1B9

Attention: Sean Vanderpol

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Teck Shareholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: March 23, 2023	“Sean Vanderpol”
Signature of lawyer for Petitioner

Sean Vanderpol

BUSINESS OF THE MEETING

At the annual and special meeting of shareholders of Teck Resources Limited (“Teck”) to be held on April 26, 2023 (including any postponement(s) or adjournment(s) thereof, the “Meeting”), shareholders of Teck (“Teck Shareholders”) will be asked to consider and, if applicable, vote on the following items of business:

1)        Receive Financial Statements

We will present Teck’s audited consolidated financial statements for the year ended December 31, 2022, together with the auditor’s report thereon. The financial statements are contained in our 2022 Annual Report (the “Annual Report”), which is available on Teck’s website at www.teck.com/reports and under Teck’s profile on www.sedar.com and www.sec.gov/edgar.

2)        Elect Directors

Twelve (12) directors will be elected to serve on Teck’s board of directors (the “Board”) until the close of the next annual meeting or until their successors are elected or appointed.

See “Election of Directors” for information about each of the nominated directors.

The Board recommends that you vote FOR each nominated director

3)        Appointment of Auditor

The Board recommends the re-appointment of PricewaterhouseCoopers LLP as Teck’s auditor, with its remuneration to be set by the Board. For the years ended December 31, 2022 and 2021, we paid the external auditors $7.3 million and $6.9 million, respectively, as detailed below:

	Year Ended 2022 ($000)	Year Ended 2021 ($000)
Audit Services(1)	5,413	4,992

Audit-Related Services(2)	1,045	1,106

Tax Fees(3)	255	350

All Other Fees(4)	626	479

(1)	Includes services that are provided by Teck’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, pension plan and special purpose audits.
(3)	Fees are for corporate and international expatriate tax services.
(4)	Amounts relate to a number of projects, including greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.

The independence of the external auditor is monitored by the Audit Committee as part of a robust governance framework, which includes requirements for rotation of the lead audit partner and the auditor’s own internal independence procedures. The lead audit partner was last rotated in 2021 and will be rotated in 2023.

The Board recommends that you vote FOR PricewaterhouseCoopers LLP

4)        Separation

Teck Shareholders will consider, and if deemed appropriate, approve a special resolution, the full text of which is set out in Appendix “A” to this Information Circular (the “Separation Resolution”), approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act (“CBCA”) pursuant to which, among other things, the business of Teck will be reorganized and Teck Shareholders will receive common shares in a new public company named “Elk Valley Resources Ltd.” (“EVR”), cash or a combination thereof (the “Separation”), subject to the election, allocation and proration provisions set forth in the plan of arrangement attached as Appendix “C” to this Information Circular (the “Separation Plan of Arrangement”), in exchange for a reduction of the stated capital maintained in respect of the Class A common shares in the capital of Teck (the “Teck Class A Shares”) and Class B subordinate voting shares in the capital of Teck (the “Teck Class B Subordinate Voting Shares”, and together with the Teck Class A Shares, the “Teck Shares”).

The Separation would result in the creation of two independent and publicly traded companies – Teck Metals, a growth-oriented company, with premier, low-cost base metals production, a top-tier copper development portfolio and a disciplined capital allocation framework, and EVR, a pure-play, high-margin Canadian steelmaking coal producer focused on long-term cash generation and providing cash returns to shareholders, with significant equity value accretion potential. The Separation will enable each of Teck Metals and EVR to pursue strategies best suited to their own assets and business plans and provide investors with choice for allocating investments between two businesses with different commodity fundamentals and value propositions, while allowing Teck Metals to retain access to steelmaking coal cash flows for a transition period to fund copper growth.

If the Separation is completed, Teck Shareholders will continue to hold their Teck Shares and will receive common shares in the capital of EVR (the “EVR Common Shares”), cash or a combination thereof determined in accordance with the Separation Plan of Arrangement. Teck Shareholders will be able to elect to maximize the amount of cash or EVR Common Shares they receive, subject to proration, through an election process as described under “The Separation – Cash Election”. The directors and executive officers of Teck have advised that they intend to elect, or be deemed to have elected, to receive the maximum share distribution, and the Principal Class A Shareholders (as defined herein) have agreed to elect to receive the maximum share distribution. Subject to the outcome of the election, allocation and proration provisions of the Separation Plan of Arrangement, the default distribution that Teck Shareholders will be entitled to receive pursuant to the Separation is 0.10 of an EVR Common Share per Teck Share and approximately $0.39 in cash per Teck Share.

See “The Separation” for further information about the Separation.

The Board recommends that you vote FOR the Separation Resolution

5)        EVR Stock Option Plan

Teck Shareholders will consider, and if deemed appropriate, approve an ordinary resolution (the “EVR Stock Option Plan Resolution”) approving a stock option plan for EVR (the “EVR Stock Option Plan”).

See “EVR Stock Option Plan” for more information.

The Board recommends that you vote FOR the EVR Stock Option Plan Resolution

6)        EVR Shareholder Rights Plan

Teck Shareholders will consider, and if deemed appropriate, approve an ordinary resolution (the “EVR Shareholder Rights Plan Resolution”) approving a shareholder rights plan for EVR (the “EVR Shareholder Rights Plan”).

See “EVR Shareholder Rights Plan” for more information.

The Board recommends that you vote FOR the EVR Rights Plan Resolution

7)        Dual Class Amendment

Teck Shareholders will consider, and if deemed appropriate, approve a special resolution, the full text of which is set out in Appendix “B” to this Information Circular (the “Dual Class Amendment Resolution”), approving an arrangement pursuant to Section 192 of the CBCA to reorganize the capital of Teck. Under the terms of this reorganization, each issued and outstanding Teck Class A Share will be acquired by Teck in exchange for (i) one New Teck Class A Share (as defined below) which will automatically convert into a Teck Class B Subordinate Voting Share, which will be renamed common shares, on the sixth anniversary of the Dual Class Amendment Effective Date and (ii) 0.67 of a Teck Class B Subordinate Voting Share (the “Dual Class Amendment”).

The rights, privileges, restrictions and conditions of the Teck Class B Subordinate Voting Shares will not change as a result of the Dual Class Amendment.

See “The Dual Class Amendment” for further information about the Dual Class Amendment.

The Board recommends that you vote FOR the Dual Class Amendment

8)        Advisory Resolution on Executive Compensation

To provide Teck Shareholders with an opportunity to have a “say on pay”, Teck has held a vote on a non-binding advisory resolution on our approach to executive compensation since 2011. The Compensation & Talent Committee (the “Compensation Committee”) and the Board consider the outcome of the vote as part of their ongoing review of executive compensation.

At the Meeting, Teck Shareholders will vote on the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Teck Resources Limited’s management proxy circular delivered in connection with the 2023 Annual and Special Meeting of shareholders.”

The results of Teck’s “say on pay” vote at the previous three annual meetings are set out below:

Year	Percentage of overall votes in favour	Percentage of Teck Class B Subordinate Voting Shares voted in favour
2022	95.04%	94.51%
2021	80.20%	51.87%
2020	95.3%	90.5%

Teck’s executive compensation programs are focused on paying for performance and alignment with the shareholder experience. In 2022, the Compensation Committee oversaw significant changes on our management team, including compensation for the new Chief Executive Officer, the President and Chief Operating Officer and the new Chief Financial Officer, among others. We also finalized updates to our performance share unit plans and short-term incentive plans, to further incorporate climate change and sustainability metrics into our compensation program and reduce overlap, while continuing to incentivize management to control the controllable factors.

Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives;

•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation;

•	align compensation with performance over both the short- and long-term horizons;

•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking;

•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship; and

•	protect long-term shareholder interests by ensuring named executive officers (each, a “NEO”) and other senior executive interests are aligned with those of shareholders.

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders.

Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on controllable performance. The Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•	striking an appropriate balance between fixed and variable compensation, with 80% of CEO and an average of 78% of other NEO compensation at risk in 2022;

•

an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent and symmetrical formula basis in order to more closely track management’s actual performance and avoid windfall payments;

•	benchmarking against a comparator group of issuers with whom we compete for talent, targeting market median; and

•

emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics, including sustainability-linked goals.

Long term realizable pay outcomes reflect these goals. We instituted significant changes to our compensation programs in 2022.

   Key Compensation Governance Practices

Pg.
✓ Annual Say on Pay vote and disclosure of detailed results by class	2

✓ Incentive compensation tied to strategic and business objectives	166

✓ Significant contingent pay, with 80% of CEO and 78% of other NEO compensation at-risk in 2022	164

✓ Emphasis on equity-linked long-term incentives, including 50% performance-contingent share units	168

✓ No time-vested units issued to NEOs	168

Pg.
✓ Disciplined annual incentive plan rewards underlying business performance by adjusting for changes in commodity prices and foreign exchange rates	166

✓ Compensation benchmarked against a relevant North American industry peer group, targeting the market median	162

✓ Mandatory minimum share ownership for executives	162

✓ No options re-pricing	Q-2

✓ Robust clawback policy	162

Pg.
✓ Annual incentive payments capped at 2x target	161

✓ Double-trigger severance and equity vesting on change of control	179

✓ Compensation programs designed to mitigate undue risk-taking and annual compensation risk assessment	161

✓ Independent compensation consultant to the Board	161

✓ Anti-hedging policy	150

See “Executive Compensation” for detailed information on our executive compensation program, including details of the components, objectives, and administration of the program and compensation outcomes for 2022.

The Board recommends that you vote FOR the advisory resolution to accept our approach to executive compensation

9)        Other Business

If other items of business are properly brought before the Meeting, you or your proxyholder can vote on such matters. Teck is not aware of any other items of business to be considered.

GENERAL INFORMATION

In this Information Circular, unless otherwise noted:

•	all information is as of the Meeting Record Date (as defined below) of March 7, 2023;

•	all dollar amounts are in Canadian dollars;

•	references to the CBCA are references to the Canada Business Corporations Act;

•

references to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck and its subsidiaries (and, following the Separation, to Teck Metals and its subsidiaries), and references to “Teck Metals” are references to Teck and its subsidiaries following the Separation;

•	references to “EVR” are references to EVR and its subsidiaries following the Separation; and

•	references to “you” and “your” are references to Teck Shareholders.

Unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular.

SOLICITATION OF PROXIES

Proxies are being solicited by Teck’s management in connection with the Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation. Teck will pay the cost of any solicitation. Teck has retained Kingsdale Advisors to assist in connection with our communication with Teck Shareholders and solicitation of proxies for a fee of approximately $90,000, plus success fees if the Separation and/or Dual Class Amendment are successfully implemented, as well as a fee per call and an additional fee in connection with strategic communications. If you have any questions, please contact Kingsdale Advisors, by phone or text at 1-888-213-0093 toll free in North America or 1-416-623-2512 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about completing your proxy form, please visit www.TECKAGSM.com.

QUORUM

In order for the Meeting to proceed, there must be at least three Teck Shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

Teck is authorized to issue an unlimited number of Teck Class A Shares with 100 votes per share, an unlimited number of Teck Class B Subordinate Voting Shares, with one vote per share, and an unlimited number of preference shares, issuable in series.

On the Meeting Record Date, the following Teck shares were outstanding:

Class	Number	Percentage of Aggregate Votes

Teck Class A Shares	7,765,503	60.5%

Teck Class B Subordinate Voting Shares	506,725,584	39.5%

Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of Teck’s voting securities.

Name of Shareholder	Class A Number	Class A Votes (%)	Class B Number	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited(1)	4,300,000	55.4%	525,000	0.1%	33.6%
SMM Resources Incorporated	1,469,000	18.9%	397,474	0.1%	11.5%
Fullbloom Investment Corporation(2)	Nil	Nil	52,286,774	10.3%	4.1%

(1)

Keevil Holding Corporation (“Keevil Holdco”) beneficially owns 51.16% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. (“SMM”), beneficially owns 48.84% of the outstanding shares of Temagami.

(2)	Fullbloom Investment Corporation is a wholly-owned subsidiary of China Investment Corporation.

The Teck Class A Shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol “TECK.A”. The Teck Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

SHAREHOLDER PROPOSALS

Shareholder proposals for the next annual meeting of Teck must be received between November 27, 2023 and January 26, 2024.

INFORMATION ABOUT VOTING

WHO CAN VOTE

The record date for the Meeting is March 7, 2023 (the “Meeting Record Date”). Holders of Teck Class A Shares and Teck Class B Subordinate Voting Shares at the close of business on the Meeting Record Date are entitled to receive notice of and vote at the Meeting, virtually or by proxy.

MATTERS TO BE VOTED ON

At the Meeting, Teck Shareholders will be voting on:

•	the election of directors;

•	the appointment of the auditor;

•	the Separation Resolution;

•	the EVR Stock Option Plan Resolution;

•	the EVR Shareholder Rights Plan Resolution;

•	the Dual Class Amendment Resolution; and

•	the advisory resolution on executive compensation.

The Separation Resolution must be approved by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; and (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class.

The Dual Class Amendment Resolution must be approved by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class; and (c) a simple majority of the votes cast by holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, excluding the votes attached to 1,057,812 Teck Class B Subordinate Voting Shares beneficially owned or controlled by Temagami, SMM and Dr. Keevil (collectively, the “Principal Class A Shareholders”) (such number being based on our knowledge, after reasonable inquiry).

Each other item of business to be considered at the Meeting requires a simple majority of votes cast in favour by all holders of Teck Class A Shares and Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting together as a single class, in order to pass.

Teck Shareholder approval of the Separation Resolution and the EVR Stock Option Plan Resolution are conditions precedent to the completion of the Separation. The Separation and the Dual Class Amendment are not conditional on one another.

HOW TO VOTE

Registered Shareholders	Non-registered (Beneficial) Shareholders

You hold your shares directly in your own name with our transfer agent, TSX Trust Company.

A form of proxy is included with your Meeting materials. The deadline for depositing proxies is April 24, 2023 at 12:00 p.m. (Pacific Time) (the “Proxy Deadline”).

Your shares are held through a broker, trustee, financial institution, custodian, or other intermediary. Your intermediary has sent you a voting instruction form (“VIF”).
Attending the Meeting	Attending the Meeting

In person:

•  do not complete a proxy

•  attend the Meeting and register with TSX Trust Company

Virtually:

•  attend the Meeting at https://virtual-meetings.tsxtrust.com/1447

•  log in as a shareholder using the control number located on your proxy form and the passcode “teck2023” (case sensitive)

•  follow the instructions on the voting instruction form to appoint yourself as proxyholder to attend the Meeting by writing your name in the space provided, signing and returning the VIF

In person:

•  attend the Meeting and register with TSX Trust Company

Virtually:

•  obtain a control number at: https://www.tsxtrust.com/control-number-request or by telephone TSX Trust Company at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America) by 12:00 p.m. (Pacific Time) on April 24, 2023

•  attend the Meeting at: https://virtual-meetings.tsxtrust.com/1447

•  log in using the control number you obtained at the link above and the passcode “teck2023”

Not Attending the Meeting	Not Attending the Meeting

Return your completed, signed, and dated proxy in one of the following ways:

•  vote by internet: www.meeting-vote.com

•  vote by telephone: 1-888-489-5760 (English only) or 1- 888-489-7352 (Bilingual)

•  mail to: TSX Trust Company Proxy Dept., PO Box 721, Agincourt, ON M1S 0A1

•  scan and email to: proxyvote@tmx.com

See the instructions on the proxy for more details.

Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF in advance of the deadline indicated on the VIF:

•  vote by internet: www.proxyvote.com

•  vote by telephone: Canadian Non-Registered Shareholders call: 1-800-474-7493 (English), 1-800-474-7501; U.S. Non-Registered Shareholders call: 1-800-454-8683

•  mail to: Data Processing Centre, PO Box 3700, STN, Industrial Park, Markham, ON L3R 9Z9

See the instructions on the VIF or contact your intermediary for more details.

Revoking your Proxy	Revoking your Voting Instructions

You can revoke your proxy by:

•  completing and returning a new proxy before the Proxy Deadline with a later date;

•  sending a notice in writing to our Corporate Secretary before the Proxy Deadline;

•  providing a notice in writing to the Chair of the Meeting at the Meeting; or

•  any other manner permitted by law.

Contact your intermediary for instructions on how to revoke voting instructions previously submitted. Be sure to contact your intermediary well in advance of the Proxy Deadline.

INFORMATION ABOUT PROXY VOTING

•	The persons named in the provided proxy are officers of Teck.

•

You may appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline. Registered Shareholders will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 24, 2023 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

•

Please note that only registered Teck Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 647-252-9650 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 12:00 p.m. (Pacific Time) on April 24, 2023 and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.

•

The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the Teck Shareholder and if the Teck Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

•

The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Meeting.

•

Voting instructions and proxyholder appointments must be received by 12:00 p.m. (Pacific Time) on April 24, 2023 (or, if the Meeting is adjourned or postponed, two (2) business days before the day on which the Meeting is reconvened). Nonetheless, the Chair of the Meeting has discretion to extend or waive the proxy cut-off without notice and to accept late proxies.

Teck may utilize the Broadridge QuickVote™ system, which involves Non-Registered Shareholders being contacted by Kingsdale, which is soliciting proxies on behalf of management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the Non-Registered Shareholder’s Intermediary). While representatives of Kingsdale are soliciting proxies on behalf of management, Non-Registered Shareholders are not required to vote in the manner recommended by the Board of Directors. The QuickVote™ system is intended to assist Non-Registered Shareholders in placing their votes, however, there is no obligation for any Non-Registered Shareholder to vote using the QuickVote™ system, and Non-Registered Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Information Circular. Any voting instructions provided by a Non-Registered Shareholder will be recorded and such Non-Registered Shareholder will receive a letter from Broadridge (on behalf of the Non-Registered Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted. If you have any questions, please contact Teck’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-888-213-0093 toll free in North America or 1-416-623-2512 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about completing your proxy form, please visit www.TECKAGSM.com.

If you do not specify how you want to vote and you appoint the management representatives as your proxyholders, they will vote:

• FOR the election of directors;
• FOR the appointment of the auditor;
• FOR the Separation Resolution;
• FOR the EVR Stock Option Plan Resolution;
• FOR the EVR Shareholder Rights Plan Resolution;
• FOR the Dual Class Amendment Resolution; and
• FOR the advisory resolution on Teck’s approach to executive compensation

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form or voting instruction form, please contact Teck’s proxy solicitation agent, Kingsdale Advisors, as follows:

Kingsdale Advisors

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario M5X 1E2

Call or Text Toll-Free (within North America): 1-888-213-0093

Call Collect (outside North America): 1-416-623-2512

Email at contactus@kingsdaleadvisors.com

VOTING RESULTS

We will issue a news release with the voting results shortly after the Meeting and will also file the voting results with securities regulators as required. Visit www.teck.com/news to see our news releases.

INFORMATION CIRCULAR

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Teck for use at the Meeting. We have not authorized any person to give any information or to make any representation in connection with the Separation, the Dual Class Amendment or any other matters to be considered at the Meeting other than those contained in this Information Circular. If any such information or representation is given or made to you, you should not rely upon it as having been authorized or being accurate.

Unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Teck Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE SEPARATION AND THE DUAL CLASS AMENDMENT, INCLUDING THE SECURITIES TO BE ISSUED PURSUANT TO SUCH TRANSACTIONS, HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO TECK SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies in connection with the Meeting described in this Information Circular involves securities of a Canadian corporation and are being effected in accordance with Canadian corporate and securities laws. This Information Circular has been prepared solely in accordance with the disclosure requirements of Canada. Teck Shareholders in the United States should be aware that these requirements may be different from those under United States corporate and securities laws relating to U.S. corporations. The enforcement by Teck Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that each of Teck and EVR are organized under the laws of Canada, that some or all of their respective directors and officers may not be residents of the United States, that some or all of the experts named in this Information Circular may not be residents of the United States and that all or a substantial portion of their assets may be located outside of the United States. Teck Shareholders may not be able to sue Teck or its directors and officers in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

The EVR Common Shares to be issued to Teck Shareholders and the EVR Options (as defined below), Repriced Teck Options (as defined below) and Top Up Teck Options (as defined below) to be issued to holders of Teck Options (as defined below) pursuant to the Separation will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Section 3(a)(10) exempts from the general requirement of registration under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued in such exchange have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Separation, including the proposed issuance of EVR Common Shares, cash or a combination thereof in exchange for a reduction of the stated capital maintained in respect of the Teck Shares and the proposed issuance of EVR Options, Repriced Teck Options and Top Up Teck Options to be issued to holders of Teck Options. The Court entered the Interim Separation Order on March 23, 2023 and, subject to the approval of the Separation by Teck Shareholders, a hearing on the fairness of the Separation will be held by the Court on or about April 28, 2023. See “The Separation – Certain Legal and Regulatory Matters – Court Approval”.

The annual financial statements of Teck and EVR contained or incorporated by reference in this Information Circular have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differs from U.S. generally accepted accounting principles (“GAAP”) in certain material respects, and thus may not be comparable to financial statements and financial information of U.S. companies.

Teck Shareholders should be aware that the receipt of the EVR Common Shares and/or cash pursuant to the Separation and other transactions described in this Information Circular may have tax consequences both in Canada and in the United States. See “The Separation – Certain Canadian Federal Income Tax Considerations” and “The Separation – Certain U.S. Federal Income Tax Considerations” for certain information concerning tax consequences of the Separation and certain other transactions described in this Information Circular. Such consequences for Teck Shareholders may not be fully described in this Information Circular. Teck Shareholders are advised to consult their tax advisors to determine the particular consequences of the Separation to them.

The U.S. Securities Act imposes restrictions on the resale of the EVR Common Shares issued pursuant to the Separation by persons who were “affiliates” of EVR prior to the completion of the Separation or who are “affiliates” of EVR after completion of the Separation. See “The Separation – Certain Legal and Regulatory Matters – Securities Law Matters – United States”.

The Exchange Shares (as defined below) to be issued to holders of Old Teck Class A Shares pursuant to the Dual Class Amendment will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general requirement of registration under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued in such exchange have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Dual Class Amendment, including the proposed issuance of the Exchange Shares in exchange for the Old Teck Class A Shares. The Court entered the interim order in respect of the Dual Class Amendment on March 23, 2023 (the “Interim Dual Class Amendment Order”) and, subject to the approval of the Dual Class Amendment by Teck Shareholders, a hearing on the fairness of the Dual Class Amendment will be held by the Court on or about April 28, 2023. See “The Dual Class Amendment – Certain Legal and Regulatory Matters – Court Approval”.

Teck Shareholders should be aware that the receipt of the Exchange Shares and the other transactions described in this Information Circular may have tax consequences both in Canada and in the United States. See “The Dual Class Amendment – Certain Canadian Federal Income Tax Considerations” and “The Dual Class Amendment – Certain U.S. Federal Income Tax Considerations” for certain information concerning tax consequences of the Dual Class Amendment and certain other transactions described in this Information Circular. Such consequences for Teck Shareholders may not be fully described in this Information Circular. Teck Shareholders are advised to consult their tax advisors to determine the particular consequences of the Dual Class Amendment to them.

The U.S. Securities Act imposes restrictions on the resale of the Exchange Shares issued pursuant to the Dual Class Amendment by persons who were “affiliates” of Teck prior to the completion of the Dual Class Amendment or who are “affiliates” of Teck after completion of the Dual Class Amendment. See “The Dual Class Amendment – Certain Legal and Regulatory Matters – Securities Law Matters – United States”.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to the Separation or the Dual Class Amendment or determined if this Information Circular is truthful or complete. Any representation to the contrary is a criminal offence.

FORWARD-LOOKING STATEMENTS

This Information Circular and the documents incorporated by reference herein contain certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements in this Information Circular speak only as of the date of this Information Circular and statements contained in the documents incorporated by reference herein are as of the date of such documents, unless otherwise indicated herein or in such documents, and accordingly, are subject to change after such date. These statements are based upon our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances.

These forward-looking statements include, but are not limited to, statements concerning:

•	the proposed Separation and the Dual Class Amendment;

•	expected future attributes, capitalization and credit metrics of Teck Metals and EVR following the Separation;

•	the anticipated benefits of, and rationale for, the Separation and the Dual Class Amendment;

•	plans, strategies and initiatives for each of Teck Metals and EVR following the Separation;

•	terms and conditions of the Separation, including the expected distribution of EVR Common Shares and cash, election process and the Transition Capital Structure to be retained by Teck;

•	anticipated distribution policy and capital allocation framework of EVR;

•	anticipated proceeds of the Transition Capital Structure to Teck and timing for payment of the EVR Royalty, EVR Preferred Share dividends and EVR Preferred Share redemptions;

•	projected time for the Transition Capital Structure to be fully paid;

•	the timing of the satisfaction of closing conditions and the timing for completion of the Separation and the Dual Class Amendment;

•	the expected voting support by certain shareholders of Teck;

•	the transactions with each of NSC and POSCO, including the terms and conditions thereof;

•	the tax and accounting treatment for the Separation;

•	forecast production;

•	forecast operating costs, unit costs, capital costs and other costs;

•	sales forecasts;

•

future prices and price volatility for copper, zinc, steelmaking coal and other products and commodities that Teck produces and sells, as well as oil, natural gas, petroleum products and other products required for the operation of Teck’s mines;

•	the demand for and supply of copper, zinc, steelmaking coal and other products and commodities that Teck produces and sells;

•	expected mine lives of Teck’s operations and the possibility of extending mine lives through the development of new areas or otherwise;

•	expected submission and receipt of court and regulatory approvals and the expected timing thereof;

•	expectations regarding the ability to maintain and renew existing licences and leases for Teck’s properties;

•	expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof;

•

expectations regarding the QB2 project, including expectations regarding commissioning, production, ramp-up, capital costs, future cash flows, payback period and management of concentrate sales prior to the completion of associated port facilities;

•	production capacity, planned production levels and future production of Teck’s operations and other development projects, including further Quebrada Blanca expansions or extensions;

•	availability of transportation for Teck’s products from its operations to its customers;

•	estimates of the quantity and quality of Teck’s mineral and coal reserves and resources;

•	availability and cost of Teck’s credit facilities and EVR’s anticipated credit, bonding and letter of credit facilities;

•	anticipated terms of the EST and Environmental Stewardship Program;

•	composition of the EVR Board and management team;

•	financial assurance requirements related to Teck’s projects and related agreements;

•	our planned capital expenditures and capital spending and timing for completion of our capital projects;

•	our estimates of reclamation and other costs related to environmental protection;

•	proposed or expected changes in regulatory frameworks and their anticipated impact on our business;

•	our tax position and the tax rates applicable to us;

•

our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	our financial and operating objectives;

•	our exploration, environmental, community, health and safety initiatives and procedures;

•

our long- and short-term sustainability goals and strategies, including our goal to achieve net- zero Scope 2 greenhouse gas emissions by 2025, our ambition to achieve net-zero Scope 3 emissions by 2050 and our goal to become a nature positive company by 2030;

•	our expectations regarding the amount of Teck Class B Subordinate Voting Shares that might be purchased under the normal course issuer bid and the mechanics thereof;

•	risks facing our operations, projects and business;

•	our dividend policy and capital allocation framework;

•	general business and economic conditions; and

•	other statements that are not historical facts.

Although we believe that these forward-looking statements are based on information and assumptions that are reasonable and complete, inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, which may cause actual results to differ materially from those expressed or implied by these forward-looking statements contained, including, but not limited to the risks described in detail in the documents incorporated by reference herein and in this Information Circular, including in the sections entitled “Risk Factors” in this Information Circular, and Appendix “J” to this Information Circular. Readers are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements in this Information Circular and in the documents incorporated by reference herein are based on a number of assumptions that Teck believed were reasonable on the day it made the forward-looking statement, including, but not limited to, assumptions regarding:

•	general business and economic conditions;

•	interest rates;

•	inflation;

•	commodity and power prices;

•	acts of foreign or domestic governments and the outcome of legal proceedings;

•	the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals;

•	the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions, and the timing thereof;

•	our ability to secure adequate transportation, including rail and port service, for our products;

•	results from studies on our expansion and development projects;

•	our costs of production, and our production and productivity levels, as well as those of our competitors;

•	continuing availability of water and power resources for our operations;

•	credit market conditions and conditions in financial markets generally;

•	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

•	availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements;

•	our ability to procure equipment and operating supplies and services in sufficient quantities on a timely basis and on commercially reasonable terms;

•	the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees;

•	the satisfactory negotiation of collective agreements with unionized employees;

•	the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results;

•	engineering and construction timetables and capital costs for our development and expansion projects;

•	the benefits of technology for our operations and development projects;

•	costs of closure, reclamation and environmental compliance costs generally, of our operations;

•	market competition;

•

the accuracy of our mineral and steelmaking coal reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	tax deductions, other tax attributes and tax rates;

•	the outcome of our steelmaking coal price and volume negotiations with customers;

•	the outcome of our copper, zinc and lead concentrate price, volume and treatment and refining charge negotiations with customers;

•	the impacts of the COVID-19 pandemic on our operations and projects and on global markets;

•	the impact of climate change and climate change initiatives on markets and operations and projects;

•	the impact of geopolitical events on our operations and projects and on global markets;

•	outcome of legal and regulatory proceedings and other disputes in which we are involved;

•	the future supply of low-cost power to the Trail smelting and refining complex;

•	our ability to obtain, comply with and renew permits, licences and leases in a timely manner; and

•	our ongoing relations with our employees and with our business and joint venture partners.

Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated. Our QB2 existing capital guidance of between US$7.4 and US$7.75 billion is based on a go forward CLP/USD exchange rate range of 900 to 975. Expectations regarding our operations are based on numerous assumptions regarding the operations. Assumptions regarding the costs and benefits of our development and expansion projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Assumptions regarding the projection that the Transition Capital Structure could be fully paid in approximately 11 years includes an assumption of US$185/tonne long-term benchmark steelmaking coal price, a CAD/US dollar exchange rate of 1.30, average annual steelmaking coal production of 28 million tonnes and certain assumptions regarding capital and operating expenditures.

Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters, including assumptions: that demand for products develops as anticipated; that customers and other counterparties perform their contractual obligations; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts or supplies, labour disturbances, COVID-19, interruption in transportation or utilities, or adverse weather conditions; and that there are no material unanticipated variations in the cost of energy or supplies.

Our sustainability goals and strategies are based on a number of additional assumptions, including assumptions regarding: the availability and effectiveness of technologies needed to achieve our sustainability goals and priorities; the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production objectives; our ability to successfully implement our technology and innovation strategy; and the performance of new technologies in accordance with our expectations. In addition to the above, statements regarding the Separation are based on assumptions that the Separation will be completed on the terms and conditions, and within the timeframes, currently contemplated; that we will obtain or satisfy, in a timely manner, all required shareholder and regulatory approvals and other conditions necessary to complete the Separation; that market and other conditions are favourable to completing the Separation; and regarding economic conditions, interest rates and tax rates. In addition to the above, statements regarding the Dual Class Amendment are based on assumptions that the Dual Class Amendment will be completed on the terms and conditions, and within the timeframes, currently contemplated; and that we will obtain or satisfy, in a timely manner, all required shareholder and regulatory approvals and other conditions necessary to complete the Dual Class Amendment.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed in the “Cautionary Statement on Forward-Looking Statements” section of our Management’s Discussion and Analysis for the year ended December 31, 2022, and subsequent filings, which can be found under Teck’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES

OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Information Circular, and the documents incorporated by reference in this Information Circular, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

In this Information Circular, and the documents incorporated by reference in this Information Circular, we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that such terms are required by, and used in accordance with, Canadian regulations and may not be comparable to those terms as disclosed by U.S. mining companies in accordance with U.S. securities laws. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be, economically or legally mineable.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The annual financial statements for Teck and EVR incorporated by reference or contained in this Information Circular have been presented in Canadian dollars and in accordance with IFRS as issued by the International Accounting Standards Board. The management’s discussion and analysis of Teck for the year-ended December 31, 2022 refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS in Canada, do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States and may not be comparable to similar financial measures and ratios reported by other issuers. This Information Circular refers to “Gross profit before depreciation and amortization” under “Selected Financial Information and Production and Sales Information”, “EBITDA” under “The Separation – Treatment of Teck Incentive Awards”, and “adjusted EBITDA” and “EBITDA” under “Executive Compensation”, which are all also non-GAAP financial measures. Appendix “L” – “EVR Combined Carve-out Financial Statements and Management’s Discussion and Analysis Thereon” also refers to a number of non-GAAP financial measures and non-GAAP ratios. These financial measures and ratios have been derived from Teck’s and, where applicable, EVR’s financial statements, and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of Teck and, where applicable, EVR’s operations and financial position and provide further information about financial results to investors.

These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS. Additional information on the non-GAAP financial measures and non-GAAP ratios included in documents which are incorporated by reference or are included as an appendix to this Information Circular can be found in those documents. Teck’s management discussion & analysis for the year-ended December 31, 2022, is available on SEDAR at www.sedar.com.

Please see “Executive Compensation” for a discussion of EBITDA and Adjusted EBITDA and how they are used in our approach to executive compensation.

“Gross profit before depreciation and amortization” is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess the ability to generate cash flow from our business units or operations. A reconciliation of Gross profit before depreciation and amortization follows:

RECONCILIATION OF GROSS PROFIT BEFORE DEPRECIATION AND AMORTIZATION	Teck year ended December 31, 2022 prior to giving effect to the Separation	Teck Metals Pro Forma year ended December 31, 2022 after giving effect to the Separation	EVR Pro Forma year ended December 31, 2022 after giving effect to the Separation
		(unaudited)	(unaudited)
Gross profit	$8,571	$2,204	$6,635
Depreciation and Amortization	$1,674	$712	$986
Gross profit before depreciation and amortization	$10,245	$2,916	$7,621

A reconciliation of Teck’s 2022 adjusted EBITDA results, which are referred to under “Executive Compensation”, can be found in Teck’s management discussion & analysis for the year-ended December 31, 2022.

SUMMARY

The following summary is an overview only of the information in this Information Circular. It should be read in conjunction with the more detailed information that is referred to or appears elsewhere in this document, including the Appendices and documents that are incorporated by reference in this Information Circular. Certain capitalized words and terms used in this document are defined in the Glossary of Certain Terms.

ABOUT THE MEETING

Date and Time of the Meeting

An annual and special meeting of Teck Shareholders will be held at Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and virtually at https://virtual-meetings.tsxtrust.com/1447 on April 26, 2023 at 12:00 p.m. (Pacific Time).

What the Meeting is About

At the Meeting, Teck Shareholders will be asked to consider:

•	the election of directors;

•	the appointment of the auditor;

•	the Separation Resolution;

•	the EVR Stock Option Plan Resolution;

•	the EVR Shareholder Rights Plan Resolution;

•	the Dual Class Amendment Resolution; and

•	the advisory resolution on executive compensation.

If you do not specify how you want to vote and you appoint the management representatives as your proxyholders, they will vote FOR each of the above matters.

Who Can Vote and How do I vote

The Board has set the close of business on March 7, 2023 as the record date for determining Teck Shareholders who are entitled to receive notice of and vote at the Meeting. See “Information About Voting”. If you have questions, including the procedures for voting, please contact our proxy solicitation agent:

Kingsdale Advisors

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario M5X 1E2

Call or Text Toll-Free (within North America): 1-888-213-0093

Call Collect (outside North America): 1-416-623-2512

Email at contactus@kingsdaleadvisors.com

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

ABOUT THE SEPARATION

The Separation

The Separation you are being asked to consider will provide for, among other things, a reorganization of Teck’s business, which will result in Teck separating into two world-class, independent publicly traded companies – one (Teck Metals), a premier, growth-oriented producer of energy transition metals and the other (EVR), a pure-play, high-margin Canadian steelmaking coal producer.

On completion of the Separation, EVR will wholly own the Elkview, Fording River, Greenhills and Line Creek mines located in British Columbia, representing all of the operating steelmaking coal mines currently owned by Teck, along with certain related assets (collectively, the “Steelmaking Coal Assets”). The Steelmaking Coal Assets include Teck’s interest in the recently expanded steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, British Columbia, as well as all of the shares of Teck Coal Limited.

As part of the Separation, Teck will change its name to “Teck Metals Corp.” to better align with its focus on base metals. Teck Metals will have high-quality, low-cost and long-life operations situated in well-established mining jurisdictions in the Americas. In addition to having a premier base metals portfolio of scale with near-term doubling of copper production, it will maintain a suite of growth options diversified by geography, scale, time to development and by- products, anchored by its flagship Quebrada Bianca Phase 2 project (“QB2”). Teck Metals will focus on maximizing cash flow from operations and prudently allocating capital between investments in copper growth and shareholder returns, while maintaining investment grade credit metrics. See “The Separation – Information Concerning Teck Pro Forma the Separation”.

As the world’s second largest exporter of seaborne steelmaking coal, EVR will be a high-margin Canadian resource company with long-life, high margin operations and demonstrated through-the-cycle cash flow generation. EVR will operate four integrated steelmaking coal operations with projected total annual production of 24-26 million tonnes of high-quality steelmaking coal in 2023 and 25-27 million tonnes through 2026 and more than 30 years of reserve life, and an integrated logistics chain. See “The Separation – Information Concerning EVR Pro Forma the Separation” and Appendix “J” – “Information Concerning EVR Pro Forma the Separation”.

Recommendation of the Special Committee and the Board

The special committee of the Board (the “Special Committee”), after consideration and discussion of the factors set out below as well as the advice and the Separation Fairness Opinions provided to it, unanimously determined that the Separation is in the best interests of Teck and is fair to Teck Shareholders and, as a result, unanimously recommended that the Board: (i) approve the Separation; and (ii) recommend the Separation for approval by Teck Shareholders.

After consideration of, among other things, the factors set out below and the unanimous recommendation of the Special Committee in favour of the Separation, the Board unanimously: (i) determined that the Separation is in the best interests of Teck; (ii) determined that the Separation is fair to Teck Shareholders; and (iii) recommended that Teck Shareholders vote FOR the Separation Resolution.

Separately, each director and executive officer of Teck has advised that they intend to vote their Teck Shares FOR the Separation Resolution, and the Principal Class A Shareholders have agreed to vote their Teck Shares FOR the Separation Resolution. See “The Separation – Background to the Separation”, “The Separation – Reasons for the Separation”, “The Separation – Voting Support Agreements”, and “The Separation – Intention of Teck Directors and Executive Officers”.

Reasons for the Recommendation

The Special Committee and the Board considered, among other things, the following material factors in reaching their respective determinations:

•

Comprehensive Review of Alternatives – The Separation is the result of rigorous analysis of potential alternatives involving the Steelmaking Coal Assets by the Special Committee, the Board, management, and their respective financial advisors.

•	Both Companies can Achieve Full Potential:

○

Teck Metals, a premier metals company with top-tier copper growth – The Special Committee and the Board believe that the Separation will unlock the value of an outstanding metals portfolio with strong growth potential that is not currently fairly valued within the Teck portfolio, relative to peers. Following the Separation, Teck Metals will be positioned to realize its full potential as a premier, growth-oriented base metals company.

○

EVR, a pure-play steelmaking coal company with high-quality, long-life assets with top-tier margins – The Special Committee and the Board expect that there will be resilient demand for high-quality steelmaking coal as a key input to steel production and believe that EVR’s scale, long-life assets, top-tier margin position and quality of coal will differentiate EVR from other listed pure-play coal companies and that EVR has the potential for significant equity value accretion over time as the Transition Capital Structure is paid. EVR will be managed by an experienced team of former Teck executives.

•

Separation Responds to a Changing Landscape and Provides Choice of Investment(s) – The Special Committee and the Board have been advised that Teck has been undervalued relative to its peers and trades at a discount relative to pure play copper companies, in part due to evolving divergent views on demand growth for various commodities in light of the global decarbonization agenda, which drives demand for critical minerals. The Special Committee and the Board believe divergent commodity fundamentals have frequently resulted in different groups of investors desiring to own copper and coal equities, with the result that base metals and steelmaking coal may no longer naturally fit together in a single portfolio. The Separation responds to this changing investment landscape. The Separation will provide investors with a choice of allocating investments to one or both of two businesses with very different commodity fundamentals and value propositions.

•

Teck Metals Retains Access to Steelmaking Coal Cash Flows to Fund Growth – The Separation establishes a pathway to full financial separation of the two companies over time. Teck Metals will retain a substantial interest in steelmaking coal cash flows through the Transition Capital Structure, comprised of its interest in the EVR Preferred Shares and the EVR Royalty, which is expected to provide Teck Metals with continued funding for prudent investment in its copper growth during the transition period, while allowing for continued disciplined returns to its shareholders and maintaining financial resiliency. Following the Separation, Teck Metals will be able to pursue its own tailored growth and capital allocation strategy.

•

Significant Equity Value Accretion Potential for EVR – The Transition Capital Structure was designed to permit EVR to be well-capitalized while providing significant cash flows to Teck Metals during the transition period. It is expected that the use of EVR’s cash flow from operations will be prioritized to ensure resiliency of operations, including capital investments and fixed annual contributions to a new Environmental Stewardship Trust, which will provide for long-term environmental obligations. The Special Committee and the Board believe that EVR has significant equity value accretion potential over time as the Transition Capital Structure is paid.

•

Participation by Long-term Partners – In connection with the Separation, Teck’s steelmaking coal joint venture partners and major customers, NSC and POSCO, agreed to exchange their minority interests in the Elkview and Greenhills operations for interests in EVR. Additionally, NSC has agreed to invest $1.025 billion in cash payable, directly or indirectly, to Teck Metals for an increased interest in the outstanding EVR Common Shares and the Transition Capital Structure. It is the Special Committee’s and the Board’s view that the cornerstone investments from these long-standing partners validate the value of the Steelmaking Coal Assets and the robust demand resilience for high-quality steelmaking coal. This participation by EVR’s major customers also highlights the long-term, critical importance of high-quality steelmaking coal to build essential infrastructure globally.

•

Responsible Separation and the Environmental Stewardship Trust – It is the Special Committee’s and the Board’s view that a responsible separation from the Steelmaking Coal Assets is in the best interests of Teck and consistent with the expectations of its stakeholders. EVR will remain committed to responsible operations, engaging with Indigenous Peoples, achieving net-zero Scope 2 emissions operations by 2025 and nature positive by 2030, maintaining industry-leading water management practices, and contributing to the economies of B.C. and Canada. As part of the Separation, EVR will establish the Environmental Stewardship Trust to fund its reclamation commitments and prioritize the acceleration of reclamation efforts.

•

Consistent with Reasonable Expectations of Stakeholders – The Special Committee and the Board have considered the expectations of all of Teck’s stakeholders and believe the terms of the Separation are consistent with those expectations, including in respect of ESG considerations.

•

Decentralized Operations Facilitate Transaction – The Special Committee and the Board believe the decentralized operating nature of Teck will facilitate an orderly reorganization and separation of the businesses, with minimal impacts to employment and minimal transaction dis-synergies.

•

Choice of Consideration – The Special Committee and the Board determined to provide Teck Shareholders the option to elect to receive a maximum amount of cash in lieu of EVR Common Shares in order to provide liquidity for Teck Shareholders who either cannot or do not wish to hold EVR Common Shares. Accordingly, Teck Shareholders as of the applicable distribution record date will be able to elect to maximize the amount of cash or EVR Common Shares they receive, subject to proration, through an election process. See “The Separation – Cash Election”.

•

Voting Support Agreements – The Separation has the support of the Principal Class A Shareholders, who collectively control 79.7% of the aggregate voting rights attached to the Teck Class A Shares and 0.2% of the aggregate voting rights attached to the Teck Class B Subordinate Voting Shares.

•

Approvals and Procedural Fairness – The Special Committee’s and the Board’s unanimous recommendations that Teck Shareholders vote in favour of the Separation are the result of a thorough process that was conducted under the supervision of the Special Committee, which is comprised solely of directors of Teck who are independent of management.

•

Separation Fairness Opinions – The Special Committee and the Board have received a fairness opinion from each of BMO Nesbitt Burns Inc. (“BMO”) and Origin Merchant Partners (“Origin”) to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck Shareholders pursuant to the Separation is fair, from a financial point of view, to Teck Shareholders.

See “The Separation – Reasons for the Separation” and “The Separation – Background to the Separation”.

Transition Capital Structure

On completion of the Separation, Teck Metals will retain a substantial interest in steelmaking coal cash flows for a transition period in the form of the Transition Capital Structure, to fund copper growth and position it to realize its full potential. It is expected that EVR will pay 90% of its free cash flow to the holders of the Transition Capital Structure through a combination of EVR Royalty payments and EVR Preferred Share redemption proceeds while the structure remains in place. In addition, the holders of EVR Preferred Shares will be entitled to an annual, fixed, cumulative and preferential dividend in the amount of 6.5% of the redemption amount of each EVR Preferred Share per annum on each EVR Preferred Share held, as and when such dividends are declared by the EVR Board in accordance with applicable law. The Transition Capital Structure was designed to enable EVR to be well-capitalized while providing significant cash flows to Teck Metals during the transition period. See “The Separation” and Appendix “J” – “Information Concerning EVR Pro Forma the Separation”.

Fairness Opinions

In connection with the evaluation by the Board and the Special Committee, the Board and the Special Committee received an opinion from each of BMO and Origin orally (which opinions were subsequently confirmed in writing) in respect of the fairness, from a financial point of view, to Teck Shareholders of the consideration to be received by Teck Shareholders pursuant to the Separation. Copies of the Separation Fairness Opinions, which set forth the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO and Origin, are attached as Appendix “F”. Teck Shareholders are urged to read the Separation Fairness Opinions in their entirety. Each of BMO and Origin provided their respective Separation Fairness Opinions solely for the information and assistance of the Board and the Special Committee in connection with their consideration of the Separation. The Separation Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Separation Resolution or other matters to be considered at the Meeting. See “The Separation – Fairness Opinions”.

Completion of the Separation

Completion of the Separation is subject to the conditions precedent in the Arrangement Agreement having been satisfied or waived, including the following:

•

approval by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; and (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class;

•	approval of the Court; and

•

satisfaction or waiver of certain other conditions precedent including, but not limited to, the approval of the EVR Stock Option Plan Resolution by a simple majority of the votes cast by Teck Shareholders present or by proxy at the Meeting, voting together as a single class.

See “The Separation – Certain Legal and Regulatory Matters”.

Cash Election

If the Separation is approved, Teck Shareholders will continue to hold their shares in Teck, which will be renamed Teck Metals Corp. Teck Shareholders as of the applicable distribution record date (the “Distribution Record Date Shareholders”) will receive EVR Common Shares, cash or a combination thereof determined in accordance with the Separation Plan of Arrangement. Distribution Record Date Shareholders will be able to elect to maximize the amount of cash or EVR Common Shares they receive, subject to proration, through an election process as described herein. The directors and executive officers of Teck have advised that they intend to elect, or be deemed to have elected, the maximum number of EVR Common Shares (the “Maximum Share Consideration”), and the Principal Class A Shareholders have agreed to elect the Maximum Share Consideration. Subject to the outcome of the election, allocation and proration provisions of the Separation Plan of Arrangement, the default distribution that Distribution Record Date Shareholders will be entitled to receive pursuant to the Separation is 0.10 of an EVR Common Share per Teck Share and approximately $0.39 in cash per Teck Share. See “The Separation – Cash Election”.

Timing of the Separation

The Separation will be completed when all of the conditions precedent to completion have been satisfied or waived and the Separation Articles of Arrangement have been filed. We expect the Separation to become effective on or about May 31, 2023. See “The Separation – Certain Legal and Regulatory Matters – Timing and Illustrative Timeline”.

Directors and Officers of Teck Metals

Following the Separation, and subject to their election at the Meeting as set out elsewhere in this Information Circular, the Teck director nominees will remain directors of Teck Metals. The executive officers of Teck Metals will also be the same as for Teck currently, with the exception of Robin Sheremeta, Real Foley and Jeff Hanman, who will become executive officers of EVR following the Separation, and the appointment of Ian K. Anderson as an executive officer on effectiveness of the Separation. See “The Separation – Information Concerning Teck Metals Pro Forma the Separation” for further information on Teck Metals following the Separation.

Directors and Officers of EVR

Immediately following completion of the Separation, the directors and executive officers of EVR will be as follows:

Directors

Jane Bird

John Currie

John Horgan

Sarah Kavanagh

Daniel Racine

Peter Rozee

David Scott

Robin Sheremeta

Marcia Smith (Chair)

Anne Marie Toutant

Kiichi Yamada

Executive Officers

Robin Sheremeta, President & Chief Executive Officer

Ryan Podrasky, Chief Financial Officer

Jeff Hanman, Chief Operating Officer

Real Foley, Chief Commercial Officer

Glen Campbell, Chief Human Resources Officer

Further information on the proposed directors and executive officers of EVR can be found in Appendix “J” – “Information Concerning EVR Pro Forma the Separation”.

EVR Stock Option Plan and EVR Shareholder Rights Plan

At the Meeting, Teck Shareholders will be asked to consider and, if deemed appropriate, approve, by a simple majority of the votes cast by Teck Shareholders present or represented by proxy at the Meeting, voting together as a single class, the EVR Stock Option Plan Resolution and the EVR Shareholder Rights Plan Resolution. Approval of the EVR Stock Option Plan Resolution by Teck Shareholders is required by the TSX and is a condition precedent to completion of the Separation. The EVR Shareholder Rights Plan will only become effective upon the Separation becoming effective. See “EVR Stock Option Plan” and “EVR Shareholder Rights Plan”.

Tax Considerations

For Canadian Federal income tax purposes, the Separation generally should result in the adjusted cost base of a holder of Teck Class A Shares or Teck Class B Subordinate Voting Shares being reduced by the fair market value of the EVR Common Shares and/or cash received by the Teck Shareholder. A deemed capital gain generally should arise to the extent, if any, such adjusted cost base becomes negative.

For U.S. federal income tax purposes, U.S. Holders generally will be treated as receiving a taxable distribution of EVR Common Shares and/or cash, as applicable, as a result of the Separation.

See “The Separation – Certain Canadian Federal Income Tax Considerations” and “The Separation – Certain U.S. Federal Income Tax Considerations”. Your tax consequences will depend on your particular situation. You are urged to consult your own tax advisors so that you have a full understanding of the federal, provincial, state, local, foreign and other tax consequences that apply to you as a result of the Separation.

Eligibility for Investment

Based upon the information contained in this Information Circular and representations by Teck and EVR to Canadian Tax Counsel, EVR Common Shares will be qualified investments for a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan (“DPSP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”) (collectively, “Exempt Plans”). See “The Separation – Eligibility for Investment”.

Risk Factors

You should carefully consider the risk factors described and incorporated by reference in this Information Circular in evaluating how you should vote.

ABOUT THE DUAL CLASS AMENDMENT

The Dual Class Amendment

The Dual Class Amendment contemplates, among other things, a reorganization of Teck’s share capital that will result in the elimination of the multiple voting rights of the Teck Class A Shares on the sixth anniversary of the Dual Class Amendment Effective Date. Pursuant to the Dual Class Amendment, each issued and outstanding Teck Class A Share will be acquired by Teck in exchange for (i) one New Teck Class A Share which will automatically convert into a Teck Class B Subordinate Voting Share on the six-year anniversary of the Dual Class Amendment Effective Date and (ii) 0.67 of a Teck Class B Subordinate Voting Share.

Each Teck Class A Share carries 100 votes per share, and each Teck Class B Subordinate Voting Share carries one vote per share. If the Dual Class Amendment Resolution is approved, the Teck Class A Shares will be acquired by Teck in exchange for New Teck Class A Shares, which will have identical rights as the existing Teck Class A Shares, except that the New Teck Class A Shares will automatically convert into Teck Class B Subordinate Voting Shares, which will then be renamed common shares, on the sixth anniversary of the Dual Class Amendment Effective Date on a one-for-one basis, and for no additional consideration or premium.

Based on the number of issued and outstanding Teck Shares as of the Meeting Record Date, the issuance of 0.67 of a Teck Class B Subordinate Voting Share per each Teck Class A Share represents approximately 1.0% of the issued and outstanding Teck Class B Subordinate Voting Shares.

The rights, privileges, restrictions and conditions of the Teck Class B Subordinate Voting Shares will not change as a result of the Dual Class Amendment.

See “The Dual Class Amendment”.

Recommendation of the Special Committee and the Board

The Special Committee, after consideration and discussion of the factors set out below as well as the advice and the Dual Class Amendment Fairness Opinions provided to it, unanimously determined that the Dual Class Amendment is in the best interests of Teck and fair to Teck Shareholders and, as a result, unanimously recommended that the Board: (i) approve the Dual Class Amendment; and (ii) recommend the Dual Class Amendment for approval by Teck Shareholders.

After consideration of, among other things, the factors set out below and the unanimous recommendation of the Special Committee in favour of the Dual Class Amendment, the Board (following the recusal of Mr. Keevil, III, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with Principal Class A Shareholders) unanimously: (i) determined that the Dual Class Amendment is in the best interests of Teck; (ii) determined that the Dual Class Amendment is fair to Teck Shareholders; and (iii) recommended that Teck Shareholders vote FOR the Dual Class Amendment Resolution.

Reasons for the Recommendation

The Special Committee and the Board considered, among other things, the following material factors in reaching their respective determinations:

•

Alignment of Voting and Economic Interests – Dual class share structures result in a misalignment of voting rights with economic interest, and there is particular misalignment in the case of Teck, where the holders of approximately 1.5% of the total number of outstanding Teck Shares are currently entitled to exercise approximately 60.5% of the votes attached to all Teck Shares. This ratio of voting to economic interest for Teck Class A Shares is much higher than that of similar companies with dual class share structures, which is due to each Teck Class A Share entitling the holder to 100 votes (an unusually high number of votes for multiple voting shares). The elimination of Teck’s dual class share structure at the end of the six-year sunset period following the effective date of the Dual Class Amendment will result in each Teck Shareholder’s economic interest in Teck being aligned with that shareholder’s voting entitlement.

•

Enhanced Financing Flexibility, Reduced Cost of Capital and Enhanced Liquidity – The Dual Class Amendment will ultimately result in Teck having a single class of common shares, which may provide additional liquidity and attract new investors who prefer alignment of voting and economic interests. It may also improve Teck’s cost of capital, as it may enhance the ability of Teck to raise capital or use its common shares as an acquisition currency. The elimination of Teck’s dual class share structure is expected to result in a more widely held single class share structure with no shareholder materially affecting control, which could further increase Teck’s shareholder base and enhance liquidity for Teck Shareholders.

•

Potential for Increase in Market Valuation – The Dual Class Amendment may result in an improved market valuation for Teck over time. Precedent transactions in which dual class share structures have been collapsed with a premium paid to the holders of the multi-voting shares have generally resulted in one-day and one-week share price outperformance. Furthermore, these precedent dual class collapse transactions have generally been viewed positively by equity research analysts.

•	Index Inclusion Benefits – The Dual Class Amendment would mitigate the risk of future exclusion from equity indices, an important source of passive ownership.

•

Consistent with Evolving Views of Shareholders and Governance Standards – Increasingly in recent years, some Teck Shareholders have expressed to management and the Board their desire for Teck’s dual class share structure to be collapsed into a single class of voting shares. It is expected that the Dual Class Amendment will improve Teck’s governance ranking in the eyes of market participants and proxy advisory firms.

•

Terms are Supported by Principal Class A Shareholders, Within the Range of Market Precedents, Fair to Teck Shareholders – Any collapse of Teck’s dual class share structure requires the approval of at least two-thirds of the votes cast by Teck Class A Shareholders, which means it cannot proceed if it is not acceptable to the Principal Class A Shareholders (who collectively control 79.7% of the Teck Class A Shares). The terms of the Dual Class Amendment were negotiated by the Principal Class A Shareholders and are the basis on which they are willing to support the ultimate collapse of Teck’s dual class share structure. The Dual Class Amendment will result in dilution to the holders of Teck Class B Subordinate Voting Shares of approximately 1.0% (based on the issuance of 5,202,887 Teck Class B Subordinate Voting Shares to holders of Teck Class A Shares based on the number of issued and outstanding Teck Class B Subordinate Voting Shares as of the Meeting Record Date). This exchange ratio is within the range of market precedents for dual class share collapse transactions, both from a resulting dilution and premium paid perspective. Based on the number of issued and outstanding shares, the Teck Class A Shares entitled holders to exercise approximately 60.5% of the votes attached to all Teck Shares. As a result of the Dual Class Amendment, Teck is effectively purchasing 58.0% of the voting power for dilution of approximately 1.0%. The Special Committee and the Board believe that the terms of the Dual Class Amendment are fair to Teck Shareholders and that the qualitative benefits of the Dual Class Amendment, including those discussed under “The Dual Class Amendment – Reasons for the Dual Class Amendment”, will in aggregate exceed the dilutive effects of the Dual Class Amendment experienced by holders to the Teck Class B Subordinate Voting Shares immediately following the effective date of the Dual Class Amendment.

•

Proposed Sunset Period is Appropriate and Facilitates Transition – Notwithstanding the expected benefits associated with a collapse of Teck’s dual class share structure, the Special Committee and the Board recognize that Teck has benefitted from having committed long-term shareholders, which Teck believes has allowed it to make decisions beneficial to Teck and Teck Shareholders over the long term. The Special Committee and the Board also recognize that Teck’s business may undergo a period of transition if the Separation is completed. As a result, the Special Committee and the Board see merit in having an appropriate transition period prior to the collapse of the dual class share structure. The Special Committee and the Board believe that the six-year sunset is appropriate as it will provide Teck with stability during that transition period.

•	Provides Orderly Transition of Voting Control – The Dual Class Amendment offers certainty and is expected to facilitate an orderly transition of voting control to the public shareholders.

•

EVR Will Have a Single Class of Voting Shares – If the Separation is completed, EVR will not have a dual class share structure. The Special Committee and the Board therefore determined that it would be a particularly appropriate and opportune time to also simplify Teck’s share structure.

•

No Assurance of Future Opportunities to Eliminate Dual Class Share Structure – If the Dual Class Amendment is not implemented, there is no assurance that any subsequent proposal to eliminate Teck’s dual class share structure would be forthcoming or, if proposed, could be successfully adopted, or if any proposal would be on more favourable terms.

•

Product of Arm’s Length Negotiation – The terms of the Dual Class Amendment are the product of an arm’s length negotiation between the Special Committee, acting with the advice and assistance of its financial and legal advisors, and representatives of the Principal Class A Shareholders.

•

Alignment with Shareholder Expectations – The Special Committee and the Board determined that the Dual Class Amendment is consistent with the reasonable expectations of holders of both the Teck Class A Shares and the Teck Class B Subordinate Voting Shares in light of the factors discussed above.

•

Approvals and Procedural Fairness – The Dual Class Amendment is subject to procedural mechanisms discussed under “The Dual Class Amendment – Reasons for the Dual Class Amendment” to ensure the collective interests of Teck Shareholders are protected.

•

Dual Class Amendment Fairness Opinions – The Special Committee and the Board each received the Dual Class Amendment Fairness Opinions from BMO and Origin orally (which opinions were subsequently confirmed in writing), to the effect that, subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by the holders of Teck Class A Shares pursuant to the Dual Class Amendment is fair from a financial point of view to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates.

See “The Dual Class Amendment – Background to the Dual Class Amendment” and “The Dual Class Amendment – Reasons for the Dual Class Amendment”.

Fairness Opinions

In connection with the evaluation by the Board and Special Committee of the Dual Class Amendment, the Board and Special Committee received an opinion orally from each of BMO and Origin (which opinions were subsequently confirmed in writing) in respect of the fairness, from a financial point of view, to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates, of the consideration to be received by Teck Class A Shareholders pursuant to the Dual Class Amendment. Copies of the Dual Class Amendment Fairness Opinions, which set forth the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO and Origin, are attached as Appendix “G” to this Information Circular. Teck Shareholders are urged to, and should, read the Dual Class Amendment Fairness Opinions in their entirety. The Dual Class Amendment Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Dual Class Amendment Resolution.

Completion of the Dual Class Amendment

Completion of the Dual Class Amendment is subject to:

•

approval by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class; and (c) a simple majority of the votes cast by holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, excluding the votes attached to 1,057,812 Teck Class B Subordinate Voting Shares beneficially owned or controlled by the Principal Class A Shareholders (such number being based on our knowledge, after reasonable inquiry); and

•	approval of the Court.

See “The Dual Class Amendment – Certain Legal and Regulatory Matters – Effective Time”.

Timing of the Dual Class Amendment

We plan to issue a news release describing the timing of the implementation of the Dual Class Amendment if the Court grants the Final Dual Class Amendment Order and all other necessary approvals have been received. If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

See “The Dual Class Amendment – Certain Legal and Regulatory Matters”.

Dissent Rights

Registered Shareholders who properly exercise their dissent rights (“Dissent Rights”) in respect of the Dual Class Amendment will be entitled to be paid the fair value of their Teck Shares in respect of which they have properly exercised their Dissent Rights (“Dissent Shares”) determined as of the close of business on the day before the day on which the Dual Class Amendment Resolution was adopted.

If you wish to dissent, you must ensure that a dissent notice (a “Dissent Notice”) is received by Teck on or before 5:00 p.m. (Pacific Time) two business days immediately preceding the date of the Meeting as described under “The Dual Class Amendment – Certain Legal and Regulatory Matters – Dissenting Shareholders’ Rights”. If a Registered Shareholder properly exercises its Dissent Rights, such shareholder shall cease to be the holder of the applicable Dissent Shares and accordingly, will not be entitled to receive the Distribution Consideration pursuant to the Separation as the Dual Class Amendment is expected to occur before the implementation of the Separation (if both the Separation and the Dual Class Amendment are approved).

It is important that you carefully read the section “The Dual Class Amendment – Certain Legal and Regulatory Matters – Dissenting Shareholders’ Rights” and consult your own legal advisor(s) if you wish to exercise your Dissent Rights.

Tax Considerations

For Canadian Federal income tax purposes, the Dual Class Amendment should not result in a capital gain or loss, a deemed dividend or income for purposes of the Income Tax Act (Canada) (the “Tax Act”) for any Teck Shareholder.

For U.S. federal income tax purposes, U.S. Holders of Teck Shares are not expected to realize gain or loss as a result of the Dual Class Amendment.

See “The Dual Class Amendment – Certain Canadian Federal Income Tax Considerations” and “The Dual Class Amendment – Certain U.S. Federal Income Tax Considerations”. Your tax consequences will depend on your particular situation. You are urged to consult your own tax advisors so that you have a full understanding of the federal, provincial, state, local, foreign and other tax consequences that apply to you as a result of the Dual Class Amendment.

SELECTED FINANCIAL INFORMATION AND PRODUCTION AND

SALES INFORMATION

FINANCIAL INFORMATION

The following is a summary of: (a) selected financial information for Teck for the year ended December 31, 2022, prior to and after giving effect to the Separation; and (b) selected pro forma financial information for EVR for the year ended December 31, 2022, after giving effect to the Separation. The following is a summary only and must be read in conjunction with the: (i) audited consolidated financial statements of Teck for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis, as specifically incorporated by reference in this Information Circular; (ii) unaudited pro forma financial statements of Teck set out in Appendix “N” – “Pro Forma Financial Statements of Teck”; (iii) audited combined carve-out financial statements of the Steelmaking Coal Operations for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis thereon set out in Appendix “L” – “EVR Combined Carve-Out Financial Statements and Management’s Discussion and Analysis Thereon”; and (iv) unaudited pro forma financial statements in relation to EVR set out in Appendix “M” – “Pro Forma Financial Statements of EVR”. “EVR” represents the historical operations, assets, liabilities and cash flows of the Steelmaking Coal Assets. Please refer to the notes to the pro forma financial statements set out in Appendix “M” which disclose the pro forma assumptions and adjustments.

(CAD$ in millions, except per share data)	Teck year ended December 31, 2022 prior to giving effect to the Separation(1)	Teck Metals Pro Forma year ended December 31, 2022 after giving effect to the Separation(2)	EVR Pro Forma year ended December 31, 2022 after giving effect to the Separation(3)
Revenue and profit
Revenue	$17,316	$6,907	$10,792
Gross profit	$8,571	$2,204	$6,635
Gross profit before depreciation and amortization(4)	$10,245	$2,916	$7,621
Profit (loss) attributable to shareholders	$3,317	$(536)	$3,878
Balance Sheet
Cash balances	$1,883	$2,376	$332
Total assets	$52,359	$44,106	$18,344
Debt and lease liabilities, including current portion	$7,738	$7,595	$146
Per share amounts
Basic earnings (loss) per share	$6.30	$(1.02)	$66.05
Diluted earnings (loss) per share	$6.19	$(1.02)	$66.05
Dividends declared per share	$1.00	$1.00	-
(1)	Derived from audited consolidated financial statements of Teck for the year ended December 31, 2022.
(2)	Derived from unaudited pro forma financial statements of Teck set out in Appendix “N” – “Pro Forma Financial Statements of Teck”.
(3)	Derived from unaudited pro forma financial statements in relation to EVR set out in Appendix “M” – “Pro Forma Financial Statements of EVR”.
(4)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

PRODUCTION AND SALES INFORMATION

The following is a summary of: (a) selected production and sales information, effective December 31, 2022, for Teck prior to and after giving effect to the Separation (assuming the Separation and other transactions described in this Information Circular were effected January 1, 2022); and (b) selected pro forma production and sales information, effective December 31, 2022 for EVR after giving effect to the Separation (assuming the Separation and other transactions described in this Information Circular were effected January 1, 2022).

(000’s tonnes, except steelmaking coal)	Teck year ended December 31, 2022 prior to giving effect to the Separation(1)	Teck Metals Pro Forma year ended December 31, 2022 after giving effect to the Separation	EVR Pro Forma year ended December 31, 2022 after giving effect to the Separation(2)
Production
Copper(3)	270	270	-
Zinc in concentrate	650	650	-
Zinc – refined	249	249	-
Steelmaking coal (million tonnes)(4)	21.5	-	22.7
Sales
Copper(3)	276	276	-
Zinc in concentrate	675	675	-
Zinc – refined	257	257	-
Steelmaking coal (million tonnes)(4)	22.2	-	23.5
(1)	Derived from Teck’s management’s discussion and analysis for the year ended December 31, 2022.
(2)	See Appendix “J” — “Information Concerning EVR Pro Forma the Separation”.
(3)

100% of production and sales from Quebrada Blanca and Carmen de Andacollo mines are included in the production and sales volumes, even though not 100% of these operations are owned by Teck, because their results are fully consolidated in Teck’s financial statements. 22.5% of production and sales from Antamina is included in the production and sales volume, representing Teck’s proportionate ownership interest in this operation.

(4)

Teck year ended December 31, 2022 steelmaking coal production and sales prior to giving effect to the Separation reflects only 80% of production from Greenhills mine; EVR pro forma production and sales reflect 100% of production from Greenhills mine. 100% of production and sales from Elkview mine is reflected in all production and sales volumes because Teck and EVR fully consolidate the financial results of Elkview.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

The following questions and answers about the Meeting and voting are designed to help you understand them in more detail. Unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular.

ABOUT THE MEETING

Q.	Why did I receive this package of information?

A.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Teck for use at the Meeting. As a holder of Teck Shares at the close of business on the Meeting Record Date, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Q.	Who is soliciting my proxy?

A.	Your proxy is being solicited by management of Teck. Teck has retained Kingsdale Advisors to assist in connection with our communication with Teck Shareholders and solicitation of proxies.

Q.	Who pays for the proxy solicitation?

A.

The cost of soliciting proxies will be borne by Teck. Teck will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial Teck Shareholders.

Q.	When is the Meeting?

A.	The annual and special meeting of Teck Shareholders will be held on April 26, 2023 at 12:00 p.m. (Pacific Time).

Q.	How do I attend the Meeting?

A.

Registered Shareholders and duly appointed proxyholders are able to attend the Meeting in person at Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia or virtually at: https://virtual-meetings.tsxtrust.com/1447. See “Information about Voting”.

Q.	What am I being asked to vote on?

A.	Teck Shareholders will be asked to consider:

•	the election of directors;

•	the appointment of the auditor;

•	the Separation Resolution;

•	the EVR Stock Option Plan Resolution;

•	the EVR Shareholder Rights Plan Resolution;
•	the Dual Class Amendment Resolution; and

•	the advisory resolution on executive compensation.

Q.	Who is entitled to vote at the Meeting?

A.

As of the Meeting Record Date, 7,765,503 Teck Class A Shares were outstanding and 506,725,584 Teck Class B Subordinate Voting Shares were outstanding. Teck Shareholders of record as of the close of business on that date are entitled to notice of and to vote at the Meeting.

Q.	How can I vote my shares?

A.

You can vote your Teck Shares by either attending and voting such shares at the Meeting or, if you cannot attend the Meeting, by voting your Teck Shares by proxy in advance of the Meeting. Holders of Teck Class A Shares are entitled to 100 votes per share owned and holders of Teck Class B Subordinate Voting Shares are entitled to one vote per share owned, as of the close of business on the Meeting Record Date.

Q.	What if I am a Registered Shareholder?

A.

If you are a registered shareholder (a “Registered Shareholder”) as at the close of business on the Meeting Record Date, you can vote at the Meeting. If you cannot attend the Meeting, please complete and return your proxy in accordance with the instructions on the proxy form. See “Information About Voting”.

Q.	What if I am a Non-Registered (or Beneficial) Shareholder?

A.

If you are a non-registered shareholder (a “Non-Registered Shareholder”) and your Teck Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary, you are not entitled to vote unless you carefully follow the instructions provided by your Intermediary. Instructions on how to vote are found under “Information About Voting”.

Q.	What happens when I sign and return the proxy form?

A.

When you sign the proxy form appointing the management proxyholders, you authorize an officer of Teck to vote your Teck Shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your Teck Shares, your vote will be cast:

•	FOR the election of each of the 12 director nominees nominated in this Information Circular;

•	FOR the appointment of the auditor;

•	FOR the Separation Resolution;

•	FOR the EVR Stock Option Plan Resolution;

•	FOR the EVR Shareholder Rights Plan Resolution;

•	FOR the Dual Class Amendment Resolution; and

•	FOR the advisory resolution on executive compensation.

The person named in the proxy form will also have discretion to vote your Teck Shares as he or she sees fit on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

Q.	What if amendments are made to any matter or if other matters are brought before the Meeting?

A.

The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. As at the date of this Information Circular, the management of Teck knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them as they see fit.

QUESTIONS

Q.	Whom do I call with questions?

A.	If you have questions, including the procedures for voting, please contact our proxy solicitation agent:

Kingsdale Advisors

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario M5X 1E2

Call or Text Toll-Free (within North America): 1-888-213-0093

Call Collect (outside North America): 1-416-623-2512

Email at contactus@kingsdaleadvisors.com

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

The following are some questions that you, as a Teck Shareholder, may have relating to the Separation and answers to those questions. These questions and answers do not provide all of the information relating to the Separation to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular, the attached Appendices and the Form of Proxy, all of which are important and should be reviewed carefully. You are urged to read this Information Circular before voting. Unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular.

ABOUT THE SEPARATION

Q.	What is the Separation?

A.

The Separation you are being asked to consider will provide for, among other things, a reorganization of Teck’s business, which will result in Teck separating into two world-class, independent publicly traded companies – one (Teck Metals), a premier, growth-oriented producer of energy transition metals and the other (EVR), a pure-play, high-margin Canadian steelmaking coal producer.

On completion of the Separation, EVR will wholly own the Steelmaking Coal Assets. The Steelmaking Coal Assets include, among other things, Teck’s interest in the steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, British Columbia, as well as all of the shares of Teck Coal Limited.

As part of the Separation, Teck will change its name to “Teck Metals Corp.” to better align with its focus on base metals. Teck Metals will have high-quality, low-cost and long-life operations situated in well-established mining jurisdictions in the Americas. In addition to having a premier base metals portfolio of scale with near-term doubling of copper production, it will maintain a suite of growth options diversified by geography, scale, time to development and by-products, anchored by its flagship QB2. Teck Metals will focus on maximizing cash flow from operations and prudently allocating capital between investments in copper growth and shareholder returns, while maintaining investment grade credit metrics.

As the world’s second largest exporter of seaborne steelmaking coal, EVR will be a high-margin Canadian resource company with long-life, high margin operations and demonstrated through-the-cycle cash flow generation. EVR will operate four integrated steelmaking coal operations with projected total annual production of 24-26 million tonnes of high-quality steelmaking coal in 2023 and 25-27 million tonnes through 2026 and more than 30 years of reserve life, and an integrated logistics chain including ownership of the recently expanded steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, B.C.

Q.	Why is the Board recommending the Separation?

A.

The Board, in consultation with Teck’s legal and financial advisors, considered various factors prior to making its recommendation to Teck Shareholders, including the unanimous recommendation of the Special Committee. The Separation is the result of a comprehensive review by the Board of its ownership of the Steelmaking Coal Assets which included consideration of various alternatives. After detailed consideration of these alternatives, the Board determined that the Separation is in the best interests of Teck and its stakeholders. Please review “The Separation – Background to the Separation” and “The Separation – Reasons for the Separation” for a detailed explanation of the background to the Separation and the reasons for the Board’s recommendation.

Q.	How does the Board recommend I vote?

A.	The Board unanimously recommends that Teck Shareholders vote FOR the Separation Resolution, FOR the EVR Stock Option Plan Resolution and FOR the EVR Shareholder Rights Plan Resolution.

Q.	What are the anticipated benefits of the Separation?

A.

The Separation is designed to allow each of EVR and Teck Metals to achieve its full potential over time. The Separation simplifies the portfolio of each company, allowing for strategic and financial focus and the ability to pursue tailored capital allocation strategies. Following the Separation, each company will be able to focus on maximizing the long-term value of its assets without competing strategic and capital priorities. The Separation will allow Teck Metals to retain access to steelmaking coal cash flows during a transition period to fund copper growth.

If the proposed Separation is approved by Teck Shareholders and the Court and the other conditions precedent to completion of the Separation are satisfied or waived, subject to the election, allocation and proration provisions described herein, Teck Shareholders will receive EVR Common Shares and become shareholders of EVR (“EVR Shareholders”), thereby providing Teck Shareholders with flexibility to optimize portfolio allocation to different fundamentals and value propositions.

Please review “The Separation – Reasons for the Separation” for a more detailed discussion of the factors the Board considered in reaching its decision to recommend the Separation.

Q.	Has the Board received a fairness opinion?

A.

Yes. In connection with the evaluation by the Board and the Special Committee, the Board and the Special Committee received an opinion from each of BMO and Origin orally (which opinions were subsequently confirmed in writing) in respect of the fairness, from a financial point of view, to Teck Shareholders of the consideration to be received by Teck Shareholders pursuant to the Separation. Copies of the Separation Fairness Opinions, which set forth the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO and Origin, are attached as Appendix “F”. Teck Shareholders are urged to read the Separation Fairness Opinions in their entirety. Each of BMO and Origin provided their respective Separation Fairness Opinions solely for the information and assistance of the Board and the Special Committee in connection with their consideration of the Separation. The Separation Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Separation Resolution or other matters to be considered at the Meeting.

Q.	Does the Separation have Teck Shareholder support?

A.

The Separation has the support of each of the Principal Class A Shareholders. Pursuant to the voting support agreements dated February 21, 2023 entered into among Teck, EVR and each of the Principal Class A Shareholders (the “Voting Support Agreements”), each Principal Class A Shareholder has agreed to vote all Teck Shares owned, directly or indirectly, by each such shareholder in favour of the Separation Resolution. The Principal Class A Shareholders collectively own, directly or indirectly, an aggregate of 6,187,880 Teck Class A Shares and 1,057,812 Teck Class B Subordinate Voting Shares, representing approximately 79.7% of the Teck Class A Shares and 0.2% of the Teck Class B Subordinate Voting Shares, respectively, as of the Meeting Record Date.

Separately, each director and executive officer of Teck has advised that they intend to vote their Teck Shares FOR the Separation Resolution, FOR the EVR Stock Option Plan Resolution and FOR the EVR Shareholder Rights Plan. See “The Separation – Intention of Teck Directors and Executive Officers”.

Q.	What is the Transition Capital Structure?

A.

In exchange for the Steelmaking Coal Assets, Teck will receive EVR Common Shares (which will be distributed to the Teck Shareholders pursuant to the Separation Plan of Arrangement), first preferred shares in the capital of EVR (“EVR First Preferred Shares”) and second preferred shares in the capital of EVR (“EVR Second Preferred Shares” and, together with the EVR First Preferred Shares, the “EVR Preferred Shares”) and a gross revenue royalty over the coal produced from the real property and mining rights forming part of the Steelmaking Coal Assets (the “EVR Royalty”).

It is expected that EVR will pay 90% of its free cash flow to the holders of the Transition Capital Structure through a combination of EVR Royalty payments and EVR Preferred Share redemption proceeds while the structure remains in place. In addition, the holders of EVR Preferred Shares will be entitled to an annual, fixed, cumulative and preferential dividend in the amount of 6.5% of the redemption amount of each EVR Preferred Share per annum on each EVR Preferred Share held, as and when such dividends are declared by the EVR Board in accordance with applicable law.

Q.	How were the terms of the Transition Capital Structure determined?

A.	The Separation establishes a pathway to full financial separation of the two companies over time. The
Transition Capital Structure was designed to help ensure that EVR will be a well-capitalized viable independent publicly listed company, while providing Teck Metals with continued funding for prudent investment in its copper growth strategy during the transition period and allowing for continued disciplined returns for shareholders and maintaining financial resiliency. The terms of the Transition Capital Structure help provide EVR with resiliency in periods of low steelmaking coal prices and the potential for significant equity value accretion over time. Key goals in determining the terms of the Transition Capital Structure included balancing between helping ensure EVR’s resilience and successful capital markets launch and providing Teck Metals with sufficient cash flow to achieve its own goals, including copper growth.

Q.	What is the Environmental Stewardship Trust?

A.

The Environmental Stewardship Trust is a trust to be established and funded by EVR in order to fund EVR’s long-term reclamation and environmental obligations related to the Steelmaking Coal Assets and prioritize the acceleration of reclamation efforts. The Environmental Stewardship Trust will be funded by EVR through escalating fixed annual contributions until fully funded, starting at $50 million and reaching $230 million per year in 2037. Funds in the Environmental Stewardship Trust will be primarily dedicated to supporting bonding requirements and payment of reclamation and closure costs.

Q.	What will be the share structure of EVR?

A.	EVR will have one class of common shares outstanding, the EVR Common Shares, and two classes of preferred shares outstanding, the EVR First Preferred Shares and the EVR Second Preferred Shares.

Q.	Who will own EVR on completion of the Separation?

A.

The EVR Common Shares directly received by Teck pursuant to the Separation will be distributed to the Teck Shareholders pursuant to the Separation Plan of Arrangement, and allocated through an election process, as described herein. As a result, immediately following the Separation, Teck Shareholders will own 87.5% of the outstanding EVR Common Shares. The remaining 12.5% of the EVR Common Shares will be held by Nippon Steel Corporation and its affiliate (“NSC”), a Japanese steel producer, and POSCO and its affiliates (“POSCO”), a Korean steel producer. See “The Separation – Agreements with Third Parties”.

Q.	What will Teck Shareholders receive if the Separation is approved?

A.

If the Separation is approved, Teck Shareholders will continue to hold their shares in Teck, which will be renamed Teck Metals Corp. Distribution Record Date Shareholders will receive EVR Common Shares, cash or a combination thereof determined in accordance with the Separation Plan of Arrangement. Distribution Record Date Shareholders will be able to elect to maximize the amount of cash or EVR Common Shares they receive, subject to proration, through an election process as described herein (the “Election”). The directors and executive officers of Teck have advised that they intend to elect, or be deemed to have elected, the Maximum Share Consideration, and the Principal Class A Shareholders have agreed to elect the Maximum Share Consideration. Subject to the outcome of the election, allocation and proration provisions of the Separation Plan of Arrangement, the default distribution that Distribution Record Date Shareholders will be entitled to receive pursuant to the Separation is 0.10 of an EVR Common Share per Teck Share and approximately $0.39 in cash per Teck Share. See “The Separation – Cash Election”.

Q.	How do I make an Election?

A.

Only Distribution Record Date Shareholders will be entitled to make an Election. Teck will provide advance notice of the applicable distribution record date (the “Distribution Record Date”) by means of a news release. Assuming conditions to the Separation are satisfied in a timely manner, it is currently anticipated that the Distribution Record Date will be on or about May 31, 2023.

Distribution Record Date Shareholders wishing to elect the Maximum Cash Consideration will be required to specify on the election form (the “Election Form”), within a range to be set by Teck prior to the election deadline (the “Election Deadline”), the lowest amount in cash per EVR Common Share that such shareholder would be willing to accept in lieu of each EVR Common Share it would otherwise be entitled to receive pursuant to the Separation (the “Elected Price”).

None of Teck, the Board, the Special Committee or the Transfer Agent makes any recommendation to any Distribution Record Date Shareholder as to whether to make an Election, the Election to make or the Elected Price. Distribution Record Date Shareholders must make their own decisions as to whether to make an Election, the Election to make and, if applicable, the Elected Price.

See “The Separation – Cash Election”.

Q.	What will Distribution Record Date Shareholders receive?

A.

Distributions to Distribution Record Date Shareholders will be determined in accordance with the allocation and proration provisions, as well as fractional and rounding adjustments, set forth in the Separation Plan of Arrangement. See “The Separation – Cash Election”.

Q.	What if a Distribution Record Date Shareholder does not make an Election?

A.

Any Distribution Record Date Shareholder who does not deposit a duly completed Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of the Separation Plan of Arrangement and the Election Form, will be deemed to have elected to receive the Maximum Share Consideration. Any Distribution Record Date Shareholder who wishes to receive the Maximum Share Consideration does not need to submit an Election Form. See “The Separation – Cash Election”.

Q.	When must I be a Teck Shareholder in order to make an Election?

A.

You need to be a Teck Shareholder as of the Distribution Record Date. Assuming conditions to the Separation are satisfied in a timely manner, it is currently anticipated that the Distribution Record Date will be on or about May 31, 2023.

Q.	When will the Separation be completed?

A.

The Separation will be completed when all of the conditions precedent to completion have been satisfied or waived and the Separation Articles of Arrangement have been filed. We expect the Separation to become effective on or about May 31, 2023.

Q.	When will I receive the EVR Common Shares and/or cash consideration?

A.	The following is an illustrative timeline assuming completion of the Separation on or about May 31, 2023:

Date	Milestone

April 26	Meeting to approve the Separation

April 28	Hearing to obtain Final Separation Order

May 19	Announcement of Distribution Record Date and Election Range

May 31	Distribution Record Date

May 31	Completion of the Separation

June 5	Election Deadline

June 12	Delivery of DRS Statements and/or cash consideration based on outcome of the election process

APPROVAL OF THE SEPARATION

Q.	What approvals are required for the Separation to become effective?

A.	The following approvals are required in order for the Separation to become effective:

•	approval by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; and (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class;

•	approval of the Court; and

•	satisfaction or waiver of certain other conditions precedent including, but not limited to, the approval of the EVR Stock Option Plan Resolution by a simple majority of the votes cast by Teck Shareholders present or by proxy at the Meeting, voting together as a single class.

See “The Separation – Certain Legal and Regulatory Matters”.

Q.	How will I know when all required approvals have been received?

A.

We plan to issue a news release describing the timing of the implementation of the Separation if the Court grants the final order in respect of the Separation (the “Final Separation Order”) and all other necessary approvals have been received and conditions (other than those that can only be satisfied at the closing of the Separation) have been satisfied or waived.

Q.	What happens if the Teck Shareholders do not approve the Separation?

A.	If we do not receive the required vote by Teck Shareholders in favour of the Separation Resolution, the Separation will not become effective.

Q.	Is the Separation conditional on approval of the Dual Class Amendment?

A.	No, the Separation and the Dual Class Amendment are not conditional on one another.

If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

SHARES AND DIVIDENDS

Q.	Where will EVR Common Shares be listed for trading?

A.

The EVR Common Shares have received conditional listing approval from the TSX. Listing on the TSX is subject to EVR fulfilling all of the original listing requirements of the TSX on or before June 12, 2023. The trading symbol for the EVR Common Shares on the TSX will be “ELK”.

Additionally, EVR has applied to list the EVR Common Shares on the NYSE. Listing on the NYSE will be subject to EVR fulfilling all of the listing requirements of the NYSE.

Q.	How will the initial share price of the EVR Common Shares be determined?

A.	The initial share price of the EVR Common Shares will be determined by the market.

Q.	Will I continue to receive Teck dividends?

A.

The declaration of dividends by Teck is at the discretion of the Board, who will review the dividend policy regularly in the context of our capital allocation framework. Teck’s dividend policy contemplates the payment of an annual base dividend of $0.50 per share, paid quarterly and annual consideration of a supplemental dividend, subject to Teck’s capital allocation framework.

Q.	Is EVR expected to pay dividends?

EVR is expected to implement an initial distribution policy that provides for a base annual dividend of $0.20 per EVR Common Share, and supplemental distributions of 50% of EVR’s free cash flow available after contributions to the Environmental Stewardship Trust, Transition Capital Structure payments and base annual dividend payments. Declaration and payment of dividends and other distributions on the EVR Common Shares will be at the discretion of EVR’s Board of Directors (the “EVR Board”). It is expected that, in implementing the distribution policy, declarations and payment of dividends and other distributions on the EVR Common Shares will be required to comply with certain covenants under, among other things, the Investment Covenant Agreement (see “The Separation – Information Concerning EVR Pro Forma the Separation – Share Capital – The Investment Covenant Agreement)”, and the Environmental Stewardship Program requiring that EVR and its subsidiaries maintain an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and Consolidated Taxes Reserve) pro forma any dividends or distributions on the EVR Common Shares and requiring that EVR pay dividends and distributions on the EVR Common Shares only during certain permitted periods while the EVR Royalty and/or the EVR Preferred Shares are outstanding.

TAX CONSEQUENCES

Q.	What are the tax consequences of the Separation to me as a Teck Shareholder?

A.

For Canadian Federal income tax purposes, the Separation generally should result in the adjusted cost base of a holder’s Teck Class A Shares or Teck Class B Subordinate Voting Shares being reduced by the fair market value of the EVR Common Shares and/or cash received by the Teck Shareholder. A deemed capital gain generally should arise to the extent, if any, such adjusted cost base becomes negative.

For U.S. federal income tax purposes, U.S. Holders of Teck Shares generally will be treated as receiving a taxable distribution of EVR Common Shares and/or cash, as applicable, as a result of the Separation.

Please review “The Separation – Certain Canadian Federal Income Tax Considerations” and “The Separation – Certain U.S. Federal Income Tax Considerations” for more information about certain tax consequences of the Separation. Your tax consequences will depend on your particular situation. You are urged to consult your own tax advisors so that you have a full understanding of the federal, provincial, state, local, foreign and other tax consequences that apply to you as a result of the Separation.

Q.	What are the tax consequences of the Separation to Teck Metals and EVR?

A.	The Separation is not expected to create a liability for Teck Metals or EVR for income tax purposes. There are other taxes, such as indirect transfer taxes, that will be incurred by Teck Metals on the transfer of the Steelmaking Coal Assets to EVR.

ELIGIBILITY FOR INVESTMENT

Q.	Will the EVR Common Shares be eligible for my registered plan?

A.	Based upon the information contained in this Information Circular and representations by Teck and EVR to Canadian Tax Counsel, EVR Common Shares will be qualified investments for Exempt Plans.

See “The Separation – Eligibility for Investment”.

ANCILLARY MATTERS

Q.	What else are Teck Shareholders asked to approve in connection with the Separation?

A.

At the Meeting, Teck Shareholders will be asked to consider and, if deemed appropriate, approve, by a simple majority of the votes cast by Teck Shareholders present or represented by proxy at the Meeting, voting together as a single class, the EVR Stock Option Plan Resolution and the EVR Shareholder Rights Plan Resolution. Approval of the EVR Stock Option Plan Resolution by Teck Shareholders is required by the TSX and is a condition precedent to completion of the Separation. The EVR Shareholder Rights Plan will only become effective upon the Separation becoming effective.

See “EVR Stock Option Plan” and “EVR Shareholder Rights Plan”.

QUESTIONS AND ANSWERS ABOUT THE DUAL CLASS AMENDMENT

The following are some questions that you, as a Teck Shareholder, may have relating to the Dual Class Amendment and answers to those questions. These questions and answers do not provide all of the information relating to the Dual Class Amendment to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular, the attached Appendices and the Form of Proxy, all of which are important and should be reviewed carefully. You are urged to read this Information Circular before voting. Unless otherwise defined herein, all capitalized words and phrases used in this Information Circular have the meanings given to such words and phrases in the Glossary of Certain Terms in this Information Circular.

ABOUT THE DUAL CLASS AMENDMENT

Q.	What does the Dual Class Amendment contemplate?

A.

The Dual Class Amendment contemplates, among other things, a reorganization of Teck’s share capital that will result in the elimination of the multiple voting rights of the Teck Class A Shares on the sixth anniversary of the Dual Class Amendment Effective Date. Pursuant to the Dual Class Amendment, each issued and outstanding Teck Class A Share will be acquired by Teck in exchange for (i) one New Teck Class A Share which will automatically convert into a Teck Class B Subordinate Voting Share on the sixth anniversary of the Dual Class Amendment Effective Date and (ii) 0.67 of a Teck Class B Subordinate Voting Share.

Each Teck Class A Share carries 100 votes per share, and each Teck Class B Subordinate Voting Share carries one vote per share. If the Dual Class Amendment Resolution is approved, the Teck Class A Shares will be acquired by Teck in exchange for New Teck Class A Shares, which will have identical rights as the existing Teck Class A Shares, except that the New Teck Class A Shares will automatically convert into Teck Class B Subordinate Voting Shares, which will then be renamed common shares, on the sixth anniversary of the Dual Class Amendment Effective Date on a one-for-one basis, and for no additional consideration or premium.

Based on the number of issued and outstanding Teck Shares as of the Meeting Record Date, the issuance of 0.67 of a Teck Class B Subordinate Voting Share per each Teck Class A Share represents approximately 1.0% of the issued and outstanding Teck Class B Subordinate Voting Shares.

The rights, privileges, restrictions and conditions of the Teck Class B Subordinate Voting Shares will not change as a result of the Dual Class Amendment.

See “The Dual Class Amendment”. The Dual Class Amendment Plan of Arrangement is attached as Appendix “D” to this Information Circular.

Q.	What are the anticipated benefits of the Dual Class Amendment?

A.

The Board, in consultation with Teck’s legal and financial advisors, has carefully evaluated the Dual Class Amendment and after consideration of, among other things, the unanimous recommendation of the Special Committee, has (following the recusal of Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with the Principal Class A Shareholders): (i) determined that the Dual Class Amendment is in the best interests of Teck; (ii) determined that the Dual Class Amendment is fair to Teck Shareholders; and (iii) recommended that Teck Shareholders vote FOR the Dual Class Amendment Resolution.

Eliminating Teck’s dual class share structure following the expiry of the six-year sunset period, among other things, will align the voting rights of Teck Shareholders to their relative economic interest in Teck, may provide Teck with enhanced financing flexibility, may provide a lower cost of capital and enhanced liquidity for Teck Shareholders, may result in an improved market valuation for Teck, will benefit Teck from an index inclusion perspective in the future, and aligns with evolving shareholder and market expectations with respect to governance matters.

See “The Dual Class Amendment – Background to the Dual Class Amendment” and “The Dual Class Amendment – Reasons for the Dual Class Amendment” for additional factors considered by the Board and the Special Committee in their consideration of the Dual Class Amendment.

Q.	How does the Board recommend I vote?

A.

The Board (following the recusal of Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with the Principal Class A Shareholders) unanimously recommends that Teck Shareholders vote FOR the Dual Class Amendment Resolution.

Q.	Has the Board received a fairness opinion?

A.

In connection with the evaluation by the Board and Special Committee of the Dual Class Amendment, the Board and Special Committee received an opinion orally from each of BMO and Origin (which opinions were subsequently confirmed in writing) in respect of the fairness, from a financial point of view, to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates, of the consideration to be received by holders of Teck Class A Shares (the “Teck Class A Shareholders”) pursuant to the Dual Class Amendment. Copies of the Dual Class Amendment Fairness Opinions, which set forth the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO and Origin, are attached as Appendix “G” to this Information Circular. Teck Shareholders are urged to, and should, read the Dual Class Amendment

Fairness Opinions in their entirety. The Dual Class Amendment Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Dual Class Amendment Resolution.

Q.	Does the Dual Class Amendment have Teck Shareholder support?

A.

The Dual Class Amendment has the support of each of the Principal Class A Shareholders. Pursuant to the Voting Support Agreements, each Principal Class A Shareholder has agreed to vote all Teck Shares owned, directly or indirectly, by each such shareholder in favour of the Dual Class Amendment Resolution. The Principal Class A Shareholders, collectively own, directly or indirectly, an aggregate of 6,187,880 Teck Class A Shares and 1,057,812 Teck Class B Subordinate Voting Shares, representing approximately 79.7% of the Teck Class A Shares and 0.2% of the Teck Class B Subordinate Voting Shares, respectively, as of the Meeting Record Date.

Q.	What do Teck Class A Shareholders receive under the Dual Class Amendment?

A.	Each holder of Teck Class A Shares, as of the applicable record date, will receive a New Teck Class A Share and 0.67 of a Teck Class B Subordinate Voting Share per each Teck Class A Share.

Q.	How was the duration of the sunset period determined?

A.

The terms of the Dual Class Amendment were negotiated by the Principal Class A Shareholders and are the basis on which they are willing to support the ultimate collapse of Teck’s dual class share structure. The Special Committee and the Board recognized that Teck has benefitted from having committed long-term shareholders, which Teck believes has allowed it to make decisions beneficial to Teck and Teck Shareholders over the long term. The Special Committee and the Board also recognize that Teck’s business may undergo a period of transition if the Separation is completed. As a result, the Special Committee and the Board see merit in having an appropriate transition period prior to the collapse of the dual class share structure. Further, the six-year sunset period is supported given that: the length of the sunset period is consistent with the expectations of proxy advisory firms such as Glass Lewis, and the period is complementary to Teck Metals’ copper growth strategy in the near and medium term. See “The Dual Class Amendment – Reasons for the Dual Class Amendment”.

Q.	How was the number of Teck Class B Subordinate Voting Shares to be issued to Teck Class A Shareholders determined?

A.

The terms of the Dual Class Amendment were negotiated by the Principal Class A Shareholders and are the basis on which they are willing to support the ultimate collapse of Teck’s dual class share structure. The exchange ratio of 0.67 Teck Class B Subordinate Voting Shares issued for each Teck Class A Share is within the range of market precedents for dual class share collapse transactions. See “The Dual Class Amendment – Reasons for the Dual Class Amendment”.

Q.	What will happen to my Teck Class B Subordinate Voting Shares if the Dual Class Amendment becomes effective?

A.	The rights, privileges, restrictions and conditions of the Teck Class B Subordinate Voting Shares will not change as a result of the Dual Class Amendment.

Q.	When will the Dual Class Amendment be effective?

A.

We plan to issue a news release describing the timing of the implementation of the Dual Class Amendment if the Court grants the final order in respect of the Dual Class Amendment (the “Final Dual Class Amendment Order”) and all other necessary approvals have been received. If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

The TSX has determined that Teck Class A Shares will trade on a due bill basis from the trading day prior to the applicable record date to the payment date, inclusive. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Dual Class Amendment. In this instance, the entitlement is to the New Teck Class A Shares and Teck Class B Subordinate Voting Shares on the exchange of the Teck Class A Shares. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement to the New Teck Class A Shares and 0.67 of a Teck Class B Subordinate Voting Share per each Teck Class A Share issuable as a result of the Dual Class Amendment.

APPROVAL OF THE DUAL CLASS AMENDMENT

Q.	What approvals are required for the Dual Class Amendment to become effective?

A.	The following approvals are required in order for the Dual Class Amendment to become effective:

•	approval by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class; and (c) a simple majority of the votes cast by holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, excluding the votes attached to 1,057,812 Teck Class B Subordinate Voting Shares beneficially owned or controlled by the Principal Class A Shareholders (such number being based on our knowledge, after reasonable inquiry); and

•	approval of the Court.

Q.	How will I know when all required approvals have been received?

A.	We plan to issue a news release describing the timing of the implementation of the Dual Class Amendment if the Court grants the Final Dual Class Amendment Order.

Q.	What happens if the Teck Shareholders do not approve the Dual Class Amendment?

A.

If we do not receive the required vote by Teck Shareholders in favour of the Dual Class Amendment Resolution, the Dual Class Amendment will not become effective and the existing Teck Class A Shares, with 100 votes per share, will remain in place indefinitely.

Q.	Is the Dual Class Amendment conditional on approval of the Separation?

A.	No, the Dual Class Amendment and the Separation are not conditional on one another.

DISSENT RIGHTS

Q.	Am I entitled to a Dissent Right in connection with the Dual Class Amendment?

A. Yes, Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Dissent Shares determined as of the close of business on the day before the day on which the Dual Class Amendment Resolution was adopted. This amount could be the same as, more than or less than the trading price of the Teck Class A Shares or Teck Class B Subordinate Voting Shares on the TSX or the NYSE, as applicable, as of the close of business on the day before the Dual Class Amendment Resolution was adopted. If a Registered Shareholder properly exercises its Dissent Rights, such shareholder shall cease to be the holder of the applicable Dissent Shares and accordingly, will not be entitled to participate in the Separation, if the Separation is completed prior to the applicable foregoing date.

If you wish to dissent, you must ensure that a Dissent Notice is received by Teck on or before 5:00 p.m. (Pacific Time) two business days immediately preceding the date of the Meeting as described under “The Dual Class Amendment – Certain Legal and Regulatory Matters – Dissenting Shareholders’ Rights”. It is important that you strictly comply with this requirement, otherwise your Dissent Rights may not be recognized. You must also strictly comply with the other requirements of the dissent procedures as described under “Dual Class Amendment – Certain Legal and Regulatory Matters – Dissenting Shareholders’ Rights” (the “Dissent

Procedures”). If you are a beneficial owner of shares registered in the name of a broker, investment dealer, bank, trust company, trustee, nominee or other Intermediary and wish to dissent, you should be aware that only the registered holder of Teck Shares is entitled to exercise Dissent Rights. A registered holder who holds Teck Shares as nominee for more than one beneficial owner, some of whom wish to exercise Dissent Rights, must exercise Dissent Rights on behalf of the holders who wish to dissent. A Registered Shareholder who has validly exercised its Dissent Rights in accordance with the Dissent Procedures. (a “Dissenting Shareholder”) may only dissent with respect to all Teck Shares held on behalf of any one beneficial owner and registered in the name of such Dissenting Shareholder. If you fail to strictly comply with the Dissent Procedures set out in this Information Circular, you may not be able to exercise your Dissent Rights.

It is important that you carefully read the section “The Dual Class Amendment – Certain Legal and Regulatory Matters –Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise your Dissent Rights.

TAX CONSEQUENCES

Q.	What are the tax consequences of the Dual Class Amendment to me as a Teck Shareholder?

A.	For Canadian Federal income tax purposes, the Dual Class Amendment should not result in a capital gain or loss, a deemed dividend or income for purposes of the Tax Act for any Teck Shareholder.

For U.S. federal income tax purposes, U.S. Holders of Teck Shares are not expected to realize gain or loss as a result of the Dual Class Amendment.

Please review “The Dual Class Amendment – Certain Canadian Federal Income Tax Considerations” and “The Dual Class Amendment – Certain U.S. Federal Income Tax Considerations” for more information about certain tax consequences of the Dual Class Amendment. Your tax consequences will depend on your particular situation. You are urged to consult your own tax advisors so that you have a full understanding of the federal, provincial, state, local, foreign and other tax consequences that apply to you as a result of the Dual Class Amendment.

Q.	What are the tax consequences of the Dual Class Amendment to Teck?

A.	There are no tax consequences to Teck in connection with the Dual Class Amendment.

ELECTION OF DIRECTORS

INFORMATION ABOUT THE DIRECTOR NOMINEES

The Board has determined that 12 directors are to be elected at the Meeting to hold office until the next annual meeting of shareholders. The following pages provide relevant information on each of the director nominees.

Independence 9 Independent (75%) 3 Non-independent (25%)	Average 2022 Attendance 98% Board 100% Committees	Average 2022 Votes FOR 98.1%

Other than Messrs. Balhuizen, Conger, Price and Sagawa, each of the nominees was elected at the last annual meeting in 2022. Management does not expect that any nominee will be unable or unwilling to serve as a director.

Director Profiles

ARNOUD BALHUIZEN, 54

Laren, Netherlands Independent(2) Director Since: n/a Term Limit: 2038

Arnoud Balhuizen is standing for election for the first time in 2023. Mr. Balhuizen has been Managing Partner of 280ppm B.V., a Dutch investment firm focused on early-stage companies that work to mitigate the causes and effects of climate change and facilitate the energy transition, since 2020. He is also a senior advisor with Boston Consulting Group, since 2019. He is a member of the advisory board of various entities, including Anthony Veder N.V., a private shipping company, Royal Den Hartogh Logistics B.V., a private logistics company, Earth AI, a start-up mining exploration technology company, and 3FBio (Enough) Ltd, a start-up sustainable protein company. From 1995 to 2019, Mr. Balhuizen held various roles at BHP Group PLC, most recently as Chief Commercial Officer from 2016 to 2019. He received a Bachelor’s Degree in Business Economics from The Hague University.

Meetings Attended:

	Board	n/a	n/a
Other Public Company Directorships: None 2022 Voting Results: For: n/a Withheld: n/a

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	2,500	0	0	$0	N/A*
($0)	($127,925)	($0)	($0)

* Mr. Balhuizen has until 2028 to meet share ownership guidelines.

HARRY “RED” M. CONGER IV, 67

Santa Fe, New Mexico, U.S.A. Not Independent(2) Director Since: 2022 Term Limit: 2037

Red Conger was appointed as President and Chief Operating Officer and a Director on the Board on September 30, 2022, having joined Teck in September 2020 as Executive Vice President and Chief Operating Officer. Prior to joining Teck, Mr. Conger most recently held the role of President and COO, Americas, with Freeport-McMoRan Inc. He brings a strong background in operating excellence, financial performance and delivering large-scale projects throughout the Americas. He is a graduate of Colorado School of Mines (B.Sc., Mining Engineering) Duke University’s Fuqua School of Business (Post-Graduate Executive Management Studies) and University of New Hampshire’s Whitmore School of Business and Economics.

Meetings Attended:
	Board	5 of 5	100%

Other Public Company Directorships: N/A 2022 Voting Results: N/A

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck PSUs	Total Value	Meets share ownership requirement

0	0	0	117,627	$0	Yes*
($0)	($0)	($0)	($6,018,974)

* Mr. Conger has until 2025 to meet share ownership guidelines.

EDWARD C. DOWLING, 67

Mattapoisett, Massachusetts, U.S.A. Independent(2) Director Since: 2012 Term Limit: 2028 Other Public Company Directorships: Copper Mountain Mining Company Compass Minerals International Inc.

Edward Dowling was appointed to the Board of Teck in September 2012. Mr. Dowling is an Alumni Fellow of Pennsylvania State University and holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing. He has more than 30 years of experience in the mining industry and was previously President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012. He is currently a director of Compass Minerals International Inc. and Chairman of Copper Mountain Mining Company.

	Meetings Attended:
	Board	14 of 14	100%
	Committee Meetings Attended:
	Compensation & Talent (Chair)	6 of 6	100%
	Corporate Governance & Nominating	7 of 7	100%
	Technical	4 of 4	100%
	Special Committee	12 of 12	100%
2022 Voting Results: For: 97.0% Withheld: 3.0%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	9,600	90,885	0	$5,141,817	Yes
($0)	($491,232)	($4,650,585)	($0)

NORMAN B. KEEVIL, III, 59
Victoria, B.C., Canada Not Independent(3) Director Since: 1997 Term Limit: n/a	Norman Keevil, III was appointed to the Board of Teck in 1997 and was appointed Vice Chair in October 2018. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. Mr. Keevil is CEO of Valence Water Inc., (previously, Boydel Wastewater Technologies Inc.), a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants. Prior to joining Valence, Mr. Keevil was President of Poncho Wilcox Engineering. He is a director of Lupaka Gold Corp.
	Meetings Attended:
	Board	14 of 14	100%

Other Public Company Directorships: Lupaka Gold Corp. 2022 Voting Results: For: 99.5% Withheld: 0.5%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	11,000	72,890	0	$4,292,651	Yes
($0)	($562,870)	($3,729,781)	($0)

* In addition, Mr. Keevil is a director of Keevil Holdco, which holds approximately 51.16% of the outstanding shares of Temagami Mining Company Limited, which as at March 7, 2023 held 4,300,000 Teck Class A Shares and 525,000 Teck Class B Subordinate Voting Shares.

TRACEY L. McVICAR, 54(6)
Vancouver, B.C., Canada Independent(2) Director Since: 2014 Term Limit: 2030 Other Public Company Directorships: None	Tracey McVicar was appointed to the Board of Teck in November 2014. She is a graduate of the University of British Columbia (B.Comm., Finance). She holds a Chartered Financial Analyst (CFA) designation and is an Institute Certified Director (ICD.D). Ms. McVicar is currently a Partner at CAI Capital Partners, a private equity firm she joined in 2003. Prior to this role, she held senior positions in investment banking at Raymond James Ltd. and RBC Capital Markets. She is a past director of BC Hydro Corporation where she chaired the Audit and Finance Committee.

	Meetings Attended:
	Board	14 of 14	100%
	Committee Meetings Attended:
	Audit	6 of 6	100%
	Compensation & Talent	6 of 6	100%

2022 Voting Results: For: 99.7% Withheld: 0.3%	Special Committee	7 of 7	100%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	5,000	95,355	0	$5,135,165	Yes
($0)	($255,850)	($4,879,315)	($0)

SHEILA A. MURRAY, 67

Toronto, Ontario, Canada Independent(2) Director Since: 2018 Term Limit: 2033 Other Public Company Directorships: BCE Inc./Bell Canada Granite REIT

Sheila Murray has been a director of Teck since April 2018 and was appointed Chair of the Board in February 2020. She is a graduate of Queens University (B.Comm. and LLB). Ms. Murray served as President of CI Financial Corp. from 2016 to 2019 and was previously Executive Vice-President, General Counsel and Secretary of CI Financial Corp. and a partner at Blake, Cassels & Graydon LLP, where she practised securities law with an emphasis on mergers and acquisitions, corporate finance, and corporate reorganizations. Ms. Murray is the past Chair of the Dean’s Council at Queen’s University Law School and has also taught Securities Regulation at Queen’s University and Corporate Finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is also a director of BCE Inc./Bell Canada, and a trustee of Granite REIT. Ms. Murray has completed the Competent Boards ESG Designation program and is a member of the World Economic Forum Community of Chairpersons and Climate Governance Initiative Advisory Board.

	Meetings Attended:
	Board	14 of 14	100%
	Special Committee (Chair)	12 of 12	100%
2022 Voting Results: For: 95.1% Withheld: 4.9%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	7,860	78,159	0	$4,401,592	Yes
($0)	($402,196)	($3,999,396)	($0)

UNA M. POWER, 58

Vancouver, B.C., Canada Independent(2) Director Since: 2017 Term Limit: 2032 Other Public Company Directorships: Bank of Nova Scotia TC Energy Corporation	Una Power was elected to the Board of Teck in April 2017. Ms. Power is a corporate director and is the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment. Ms. Power holds a B.Comm. (Honours) from Memorial University, and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD. Ms. Power is a director of Bank of Nova Scotia and TC Energy Corporation.

	Meetings Attended:
	Board	13 of 14	93%
	Committee Meetings Attended:
	Audit (Chair)	6 of 6	100%

2022 Voting Results: For: 97.9% Withheld: 2.1%	Compensation & Talent	6 of 6	100%
	Special Committee	12 of 12	100%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	11,454	62,223	0	$3,770,052	Yes
($0)	($586,101)	($3,183,951)	($0)

JONATHAN H. PRICE, 46

Vancouver, British Columbia Not Independent(2) Director Since: 2022 Term Limit: 2037 Other Public Company Directorships:

Jonathan Price was appointed Chief Executive Officer of Teck on September 30, 2022, and as a director on July 26, 2022. Previously, Mr. Price was Executive Vice President and Chief Financial Officer, having joined Teck in October 2020. He brings extensive experience in the resources sector through a variety of finance, commercial and business development roles spanning Europe, Asia and Australia, with a focus on strategy, transformational change and business improvement. Prior to joining Teck, Mr. Price was employed by BHP from 2006 to 2020, where he was Chief Transformation Officer, Vice President Finance and Vice President Investor Relations working in Asia, Australia and the UK. He has also worked in the Metals and Mining team at ABN AMRO Bank and held various production and technical roles with INCO. Mr. Price holds a Master of Engineering (Hons.) in Metallurgy and Materials Science from the University of Oxford and a Master of Business Administration from Cardiff University.

Meetings Attended:
	Board	6 of 6	100%
N/A 2022 Voting Results: N/A

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck PSUs	Total Value	Meets share ownership requirement

0	0	0	78,217	$4,002,364	No*
($0)	($0)	($0)	($4,002,364)

* Mr. Price has until 2027 to meet share ownership guidelines.

YOSHIHIRO SAGAWA, 54

Tokyo, Japan Independent(2) Director Since: 2022 Term Limit: 2037

Yoshihiro Sagawa was appointed to the Board of Teck in May 2022. He is a graduate of the University of Tokyo (Master of Engineering) and the Colorado School of Mines (Master of Science) and is a member of the Mining and Materials Processing Institute of Japan. He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1994 and is currently the General Manager, Exploration and Business Development Departments.

	Meetings Attended:
	Board	10 of 10	100%
	Committee Meetings Attended:
	Safety & Sustainability	2 of 2	100%

Other Public Company Directorships: N/A 2022 Voting Results: N/A

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	0	1,547	0	$79,160	No*
($0)	($0)	($79,160)	($0)

* Mr. Sagawa has until 2027 to meet share ownership guidelines.

PAUL G. SCHIODTZ, 64

Santiago, Chile Independent(2) Director Since: 2022 Term Limit: 2037 Other Public Company Directorships:

Mr. Schiodtz was appointed to the Board of Teck in February 2022. He is a graduate of the University of Santiago (Mechanical Engineering) and the Massachusetts Institute of Technology with M.Sc. degrees in Management and in Operations Research. He is currently the Chairman of the Board of the Asociacion Chilena de Seguridad since 2017 and a Council Member of the Sociedad de Fomento Fabril. Mr. Schiodtz served on the Board of Codelco until May 2021 and is the former Chairman of the Canada-Chile Chamber of Commerce and the Chilean Chemical Industry Association. His last executive position was Senior Vice President Latin America of Methanex Corporation after a 27-year career in natural resource based industries.

	Meetings Attended:
	Board	13 of 13	100%
	Committee Meetings Attended:
	Audit	4 of 4	100%
	Safety & Sustainability	2 of 2	100%
None 2022 Voting Results: For: 97.2% Withheld: 2.8%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	16,298	4,613	0	$1,070,016	Yes
($0)	($833,969)	($236,047)	($0)

TIMOTHY R. SNIDER, 72

Tucson, Arizona, United States Independent(2) Director Since: 2015 Term Limit: 2030 Other Public Company Directorships: N/A

Timothy Snider was elected to the Board in April 2015. He is a graduate of Northern Arizona University (B.Sc.). Mr. Snider is currently Chairman of Cupric Canyon Capital LP/GP. Prior to this role, he had a 38 year career with Phelps Dodge Corporation and its successor Freeport-McMoRan Copper and Gold, Inc. during which he held numerous technical, operating, and executive positions, including President and Chief Operating Officer. Mr. Snider has completed the Competent Boards ESG Designation program.

	Meetings Attended:
	Board	14 of 14	100%
	Committee Meetings Attended:
	Corporate Governance & Nominating	7 of 7	100%
	Safety & Sustainability (Chair)	4 of 4	100%
	Technical	4 of 4	100%
	Special Committee	12 of 12	100%
2022 Voting Results: For: 98.4% Withheld: 1.6%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	13,150	91,860	0	$5,373,362	Yes
($0)	($672,886)	($4,700,476)	($0)

SARAH A. STRUNK, 61

Coronado, California, United States Independent(2) Director Since: 2022 Term Limit: 2037

Ms. Strunk was appointed to the Board of Teck in February 2022. She is currently the Chair and a Director and Shareholder of Fennemore Craig, P.C., since 2000. She is also a director of Arizona Sonoran Copper Company, a member of the Foundation for Mineral and Energy Law, and called to the bar in Arizona, California, New York, Connecticut and Kansas.

	Meetings Attended:
	Board	13 of 13	100%
	Committee Meetings Attended:
	Corporate Governance & Nominating (Chair)	5 of 5	100%
	Safety & Sustainability	2 of 2	100%
	Special Committee	12 of 12	100%
Other Public Company Directorships: Arizona Sonoran Copper Company 2022 Voting Results: For: 99.8% Withheld: 0.2%

Securities Held(1)

Teck Class A	Teck Class B	Teck DSUs	Teck RSUs	Total Value	Meets share ownership requirement

0	1,000	5,779	0	$346,881	No*
($0)	($51,170)	($295,711)	($0)

* Ms. Strunk has until 2027 to meet share ownership guidelines.

Notes to Director Profiles:

(1)

Share and share unit holdings are as at the record date valued at the closing price of the Teck Class B Subordinate Voting Shares ($51.17) on the TSX on December 30, 2022. Teck DSUs (as defined below) granted to non-executive directors vest on the grant date. Values as at December 30, 2022 are calculated as the notional value of share unit awards, assuming full vesting, based on the closing price for Teck Class B Subordinate Voting Shares on the TSX as at December 30, 2022. For the purposes of Mr. Price’s and Mr. Conger’s Teck PSUs (as defined below) the value has been calculated assuming a performance factor of 100%.

(2)

The Board considers as independent a Director who is: (a) not a member of management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (c) not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of National Instrument 52-110 – Audit Committees.

(3)	Mr. Keevil has a family relationship with N.B. Keevil, the former Chairman of Teck.
(4)	Mr. Price and Mr. Conger are officers of Teck.
(5)	As officers, Messrs. Price and Conger also hold options and are eligible for Teck PSUs and Teck PDSUs (as defined below). See Appendix “Q” – “Teck Equity Incentive Plans” for details.
(6)

Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Partners in July 2015, when a court order granted by the Court of Queens’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation (“Tervita”) until December 2016. In December 2016, Tervita completed a recapitalization by way of court-approved plan of arrangement significantly reducing Tervita’s total debt.

Shareholdings of Director Nominees

As at March 7, 2023:	All Directors	Non-Executive Directors
Total Class A common shares	0	0
Aggregate value of Class A common shares	$0	$0
Total Class B Subordinate Voting Shares	77,682	77,682
Aggregate value of Teck Class B Subordinate Voting Shares(1)	$4,207,662	$4,207,662
(1)	Based on the closing price of Teck Class B Subordinate Voting Shares on the TSX on March 7, 2023, of $54.04.

DIRECTOR COMPENSATION

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to performing their duties, including preparing for and attending Board and committee meetings and ensuring that they stay informed about our business and the global mining industry. The Board believes that we must offer a competitive compensation package to attract and retain directors who meet these expectations.

We pay director compensation each year consisting of cash fees and a share-based award of either deferred share units (“Teck DSUs”) or restricted share units (“Teck RSUs”). We do not issue stock options to non-executive directors and do not pay meeting fees, other than in respect of certain ad hoc committee work as described below. Mr. Price and Mr. Conger do not receive any additional compensation for acting as directors and their compensation is fully reflected in the section “Executive Compensation”.

We require directors to maintain minimum holdings of Teck shares or share units. See “— Mandatory Shareholdings for Directors” on page 48 for more details. The Board believes that share ownership requirements and a mix of equity-linked compensation promote the objectives of director retention and alignment with the interests of long-term shareholders.

Determining Director Compensation

The Compensation Committee is responsible for recommending compensation policies to the Board and reviews director compensation annually, benchmarked against Teck’s compensation peer group. In 2022, the Board approved modest compensation increases for non-executive directors, consisting of increases of $5,000 for cash retainer and $25,000 for the equity-based retainer per director, per year, with an additional $10,000 for the Vice Chair. The base Committee retainer was increased by $2,500 to $10,000 per year. The approval was at the recommendation of the Compensation Committee, based on a benchmarking review performed by the Compensation Committee’s independent consultant, Meridian Compensation Partners (“Meridian”), which recommended an increase to position director compensation at the median of Teck’s peer group after a number of years with no changes.

The Board may from time to time approve ad hoc committees of the Board and establish meeting fees to compensate directors for extra time spent on Teck matters. The Board approved compensation for the Special Committee consistent with base committee fees paid to the chair and members of standing committees, with a $1000 meeting fee for each meeting in excess of five meetings per year.

Compensation Components

Annual Retainer and Committee Fees

Teck pays annual retainers and committee fees to directors as follows:

Component	Fee

Cash Retainer

Chair	$250,000

Vice Chair	$175,000

Non-executive Director (excluding Chair and Vice Chair)	$110,000

Committee Chair – Audit(1)	$20,000

Committee Chair – Compensation(1)	$14,000

Other Committee Chair(1)	$8,000

Committee Member	$10,000

Share-Based Retainer

Non-executive Director	$155,000

Chair	$275,000

Vice Chair	$165,000

Additional Fees

Travel Fee(2)	$1,000

Special Committee Meeting Fee(3)	$1,000
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.

(2)

Directors travelling from outside British Columbia the day prior to Board or Committee meetings to attend those meetings and Technical Committee members travelling to Chile for official site visits receive the travel fee.

(3)	Special Committee members received the meeting fee for each meeting held in excess of five per calendar year.

Directors are also reimbursed for out-of-pocket expenses and travel costs related their work.

Share-Based Awards

The share-based component of director compensation is payable in either Teck DSUs or Teck RSUs. Until directors have met the mandatory shareholdings, all compensation other than travel fees and reimbursement for out-of-pocket costs must be taken in the form of Teck DSUs. Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual cash retainer in Teck DSUs, which are issued and priced at the end of each quarter and may also elect to receive all or a portion of their annual equity grant as Teck RSUs.

Teck DSUs and Teck RSUs are notional shares with the same value at any given time as the Teck Class B Subordinate Voting Shares but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. Dividend equivalents are credited to a participant’s Teck DSU or Teck RSU account in the form of additional Teck DSUs or Teck RSUs. Teck RSUs pay out within three years of grant, while Teck DSUs do not pay out until a director ceases to hold office. See Appendix “Q” – “Teck Equity Incentive Plans” for additional details on the terms of the Teck RSU and Teck DSU plans and awards.

On May 1, 2022, non-executive directors other than the Chair, Vice Chair and Mr. Chong, each received 3,061 share units. The Board Chair received 5,431 share units and the Vice Chair received 3,258 share units. Those grants had a grant date value of $50.6348 per share unit, based on the volume weighted average price (“VWAP”) of the Teck Class B Subordinate Voting Shares for the 20 consecutive trading days on the TSX prior to the grant, equal to a target dollar value of approximately $155,000 for non-executive directors, $275,000 for the Board Chair, and $165,000 for the Vice Chair.

Directors’ Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2022.

Name	Fees Earned in Cash ($)(1)	Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
M.M. Ashar(5)	133,005	154,993	124,383	412,382
Q. Chong(4) (5)	263,750	-	-	263,750
E.C. Dowling	167,250	154,993	88,287	410,530
T. Higo(5)	37,297	-	21,643	58,940
N.B. Keevil, III	181,875	164,968	68,120	414,963
T.L. McVicar	129,275	154,993	87,432	371,700
S.A. Murray	296,384	274,998	75,240	646,621
K.W. Pickering(5)	107,794	154,993	76,075	338,862
U.M. Power	166,404	154,993	54,528	375,925
Y. Sagawa(6)	72,176	154,993	51	227,220
P.G. Schiodtz	89,396	154,993	4,131	248,521
T.R. Snider	160,170	154,993	85,636	400,799
S.A. Strunk	127,513	154,993	84,636	284,782
M. Tani(5)	115,378	154,993	1,374	271,745
(1)

Includes any portion of annual retainer earned in cash but paid in Teck DSUs either at the directors’ election or in order to contribute to mandatory minimum shareholding requirements (at a dollar amount based on the grant date fair value), including Committee Chair and Member Fees.

(2)

The fair value for share units granted was $50.6348, being the VWAP of the Teck Class B Subordinate Voting Shares for the 20 days prior to the grant date of May 1, 2022. This column does not include Teck DSUs granted in lieu of cash.

(3)

Includes (a) travel fees for directors travelling from outside British Columbia the day prior to a meeting or Technical Committee members who travel to site in Chile; and (b) dividend equivalents credited in the form of additional share units.

(4)	Mr. Chong received cash in lieu of share-based awards as described below.
(5)	Mr. Higo retired effective April 27, 2022. Mr. Pickering retired effective September 30, 2022. Mr. Ashar, Mr. Chong and Mr. Tani are not standing for re-election in 2023.
(6)	Mr. Sagawa was appointed effective May 30, 2022.

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2022. We do not award options to non-executive directors.

Name	Outstanding Share-Based Awards
	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share- based awards not paid out or distributed ($)(2) (3) (4)

M.M. Ashar(6)	-	-	6,820,193

Q. Chong(5) (6)	-	-	-

E.C. Dowling	-	-	4,650,585

T. Higo(6)	-	-	-

N.B. Keevil, III	-	-	3,729,781

T.L. McVicar	-	-	4,879,315
S.A. Murray	-	-	3,999,396
K.W. Pickering(6)	-	-	2,339,748
U.M. Power	-	-	3,183,951
Y. Sagawa(7)	-	-	79,160
P.G. Schiodtz	-	-	236,047
T.R. Snider	-	-	4,700,476
S.A. Strunk	-	-	295,711
M. Tani(6)	-	-	287,524
(1)	Reflects the value of unvested Teck RSUs only as Teck DSUs granted to directors vest immediately on the grant date.
(2)	Includes dividend equivalents credited as additional share units credited on previous grants.
(3)

Market or Payout Value is calculated by multiplying the number of share units held at December 31, 2022 by the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022 day of $51.17.

(4)	Reflects the value of Teck DSUs only. Teck RSUs are paid out immediately on vesting. No Teck RSUs have been issued to directors since 2017.
(5)	Mr. Chong received cash in lieu of share-based awards as described below.
(6)	Mr. Higo retired effective April 27, 2022. Mr. Pickering retired effective September 30, 2022. Mr. Ashar, Mr. Chong and Mr. Tani are not standing for re-election in 2023.
(7)	Mr. Sagawa was appointed effective May 30, 2022.

Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of the share-based awards which vested or were earned for each non-executive director for the fiscal year ending December 31, 2022. Non-executive directors did not receive any non-share-based incentive compensation in 2022.

Name	Value Vested During The Year ($)(1)
	Teck RSUs ($)	Teck DSUs ($)(2)(3)		Total ($)
		Granted in Lieu of Fees Earned in Cash	Share-Based Retainer
M.M. Ashar(5)	-	256,389	154,993	411,382
Q. Chong(4) (5)	-	-	-	-
E.C. Dowling	-	85,287	154,993	240,280
T. Higo(5)	-	58,940	-	58,940
N.B. Keevil, III	-	68,120	164,968	233,088
T.L. McVicar	-	216,707	154,993	371,700
S.A. Murray	-	72,240	274,998	347,237
K.W. Pickering(5)	-	183,868	154,993	338,862
U.M. Power	-	220,932	154,993	375,925
Y. Sagawa(6)	-	72,227	154,993	227,220
P.G. Schiodtz	-	74,278	154,993	229,271
T.R. Snider	-	243,805	154,993	398,799
S.A. Strunk	-	128,788	154,993	283,782
M. Tani(5)	-	116,752	154,993	271,745
(1)	Includes dividend equivalents credited as additional share units.
(2)	The amount represents the aggregate value of the share units as of the vesting date. As directors’ Teck DSUs vest immediately, the fair market value for Teck DSUs was as of the grant date.
(3)

Teck DSUs vest on the grant date but are not redeemable until the Director ceases to be a Director and is not otherwise employed by Teck. The actual value of the Teck DSUs on the payout date is based on the fair market value of the Teck Class B Subordinate Voting Shares on the payout date and cannot be determined until that time.

(4)	Mr. Chong received cash in lieu of share-based awards as described below.
(5)	Mr. Higo retired effective April 27, 2022. Mr. Pickering retired effective September 30, 2022. Mr. Ashar, Mr. Chong and Mr. Tani are not standing for re-election in 2023.
(6)	Mr. Sagawa was appointed effective May 30, 2022.

Mandatory Shareholdings for Directors

Non-executive directors are required to own shares or share units equivalent in value to at least three times their total annual cash and share-based retainer, with new directors having five years to reach the mandatory minimum.

For the purposes of the policy, the value of share units is determined by using the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022. On that date, all non-executive directors subject to the shareholding requirement had met the requirement or were on track to do so within the time limit. Directors may also meet the mandatory minimum based on the value invested in Teck securities based on grant date value of their Teck DSUs and Teck RSUs.

The following table shows the number of shares and share units held by each non-executive director nominee as at December 31, 2022 compared to the prior year, the value of their holdings as of that date based on the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022 of $51.17, and the value of shares and share units required to meet the shareholding requirement.

Name	Director Since	As At	Shares (#)(1)		Share Units Held (#)(2)		Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(3)	Value of Shares and Share Units Required to Meet Requirements ($)
			Class A	Class B	Teck RSUs	Teck DSUs
A. Balhuizen	n/a	2022	-	-	-	-	-	-	-
		2021	-	-	-	-	-	-	-
E.C. Dowling	2012	2022	-	9,600	-	90,885	100,485	5,141,817	795,000
		2021	-	9,600	-	86,084	95,684	4,896,150	705,000
N.B. Keevil, III	1997	2022	-	11,000	-	72,890	83,890	4,292,651	1,020,000
		2021	-	10,000	-	68,242	78,242	4,003,643	930,000
T.L. McVicar	2014	2022	-	5,000	-	95,355	100,355	5,135,165	795,000
		2021	-	-	-	87,809	87,809	4,493,187	705,000
S.A. Murray	2018	2022	-	7,860	-	78,159	86,019	4,401,592	1,575,000
		2021	-	7,860	-	71,253	79,113	4,048,212	1,500,000
U.M. Power	2017	2022	-	11,454	-	62,223	73,677	3,770,052	795,000
		2021	-	11,454	-	54,573	66,027	3,378,602	705,000
Y. Sagawa	2022	2022		-	-	1,547	1,547	79,160	795,000
		2021	-	-	-	-	-	-	-
P.G. Schiodtz	2022	2022		16,298	-	4,613	20,911	1,070,016	795,000
		2021	-	-	-	-	-	-	-
T.R. Snider	2015	2022	-	13,150	-	91,860	105,010	5,373,362	795,000
		2021	-	13,150	-	83,743	96,893	4,958,015	705,000
S.A. Strunk	2022	2022		1,000	-	5,779	6,779	346,881	795,000
		2021	-	-	-	-	-	-	-
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Includes dividend equivalents credited as additional share units.
(3)	Based on the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022 of $51.17.
(4)

Mr. Schiodtz and Ms. Strunk were appointed to the Board on February 23, 2022 and Mr. Sagawa was appointed to the Board on May 30, 2022. They have until 2027 to meet the minimum shareholding requirement.

THE SEPARATION

SUMMARY OF THE SEPARATION

Overview of the Separation

The Separation you are being asked to consider will provide for, among other things, a reorganization of Teck’s business, which will result in Teck separating into two world-class, independent publicly traded companies – one (Teck Metals), a premier, growth-oriented producer of energy transition metals and the other (EVR), a pure-play, high-margin Canadian steelmaking coal producer. See “– Information Concerning EVR Pro Forma the Separation”, Appendix “J” – “Information Concerning EVR Pro Forma the Separation” and “– Information Concerning Teck Metals Pro Forma the Separation”.

As part of the Separation, Teck will change its name to “Teck Metals Corp.” to better align with its focus on base metals. Teck Metals will have high-quality, low-cost and long-life operations situated in well-established mining jurisdictions in the Americas. In addition to having a premier base metals portfolio of scale with near-term doubling of copper production, it will maintain a suite of growth options diversified by geography, scale, time to development and by-products, anchored by its flagship QB2 project. Teck Metals will focus on maximizing cash flow from operations and prudently allocating capital between investments in copper growth and shareholder returns, while maintaining investment grade credit metrics.

As the world’s second largest exporter of seaborne steelmaking coal, EVR will be a high-margin Canadian resource company with long-life, high margin operations and demonstrated through-the-cycle cash flow generation. EVR will operate four integrated steelmaking coal operations with projected total annual production of 24-26 million tonnes of high-quality steelmaking coal in 2023 and 25-27 million tonnes through 2026 and more than 30 years of reserve life, and an integrated logistics chain including ownership of the recently expanded steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, B.C. In connection with the Separation, EVR will establish an Environmental Stewardship Trust that will be funded by EVR through escalating fixed annual contributions until fully funded, starting at $50 million and reaching $230 million per year in 2037, for its long-term reclamation and environmental obligations related to the Steelmaking Coal Assets and to prioritize the acceleration of reclamation efforts. As well, EVR is expected to implement an initial distribution policy that provides for a base annual dividend of $0.20 per EVR Common Share, and supplemental distributions of 50% of EVR’s free cash flow available after contributions to the Environmental Stewardship Trust, Transition Capital Structure payments and base annual dividend payments. Declaration and payment of dividends and other distributions on the EVR Common Shares will be at the discretion of the EVR Board. It is expected that, in implementing the distribution policy, declarations and payment of dividends and other distributions on the EVR Common Shares will be required to comply with certain covenants under, among other things, the Investment Covenant Agreement and the Environmental Stewardship Program requiring that EVR and its subsidiaries maintain an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve) pro forma any dividends or distributions on the EVR Common Shares and requiring that EVR pay dividends and distributions on the EVR Common Shares only during certain permitted periods while the EVR Royalty and/or the EVR Preferred Shares are outstanding. See “– Information Concerning EVR Pro Forma the Separation – Distribution Policy”.

In addition, Teck and EVR have entered into certain agreements with Teck’s steelmaking coal joint venture partners and major customers, pursuant to which NSC and POSCO agreed to receive interests in EVR for their minority direct or indirect interests in the Elkview and Greenhills operations. As a result, EVR will own 100% of its steelmaking coal operations following the Separation. Under the terms of its investment agreement, NSC has agreed to exchange its Elkview interest and invest an additional amount of $1.025 billion cash payable, directly or indirectly, to Teck for a 10% interest in the EVR Common Shares and a 10% interest in the Transition Capital Structure. Separately, POSCO has agreed to receive a 2.5% interest in EVR Common Shares and a 2.5% interest in the Transition Capital Structure for its existing 2.5% minority interest in the Elkview mine and its existing 20% minority interest in the Greenhills joint venture. See “– Agreements with Third Parties”.

If the proposed Separation is approved by Teck Shareholders and the Court and the other conditions precedent to completion of the Separation are satisfied or waived, subject to the election, allocation and proration provisions described herein, Teck Shareholders will receive EVR Common Shares and become EVR Shareholders, thereby providing Teck Shareholders with flexibility to optimize portfolio allocation to different commodity fundamentals and value propositions.

The Separation and the Dual Class Amendment are not conditional on one another. Unless otherwise indicated, the disclosure in this section assumes that no changes to Teck’s capital structure or the issued and outstanding Teck Shares are made, and does not reflect changes as may be made pursuant to the Dual Class Amendment as described under “The Dual Class Amendment” in this Information Circular.

Teck Shareholders are urged to read this Information Circular, including the Appendices, in their entirety. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the Separation Resolution.

Transition Capital Structure Payments

Following the Separation, Teck Metals will retain access to steelmaking coal cash flow through the Transition Capital Structure, made up of its 87.5% interest in the EVR Royalty and the outstanding EVR Preferred Shares having an aggregate redemption amount of approximately $4.4 billion. The Transition Capital Structure is expected to provide Teck Metals with continued funding for prudent investment in its top tier copper growth pipeline during the transition period, while allowing for disciplined returns to its shareholders and maintaining financial resiliency.

If the Transition Capital Structure had been outstanding for the full fiscal year ended December 31, 2022, then EVR would have generated estimated aggregate Free Cash Flow for purposes of the EVR Royalty of approximately $5.2 billion before any Transition Capital Structure payments ($5.5 billion before EVR Preferred Share dividend payments). Of this approximately $5.2 billion, Teck Metals would have received approximately $4.35 billion in cash payments, consisting of approximately $4.1 billion of EVR Royalty payments and approximately $250 million of EVR Preferred Share dividends on account of its 87.5% interest in the Transition Capital Structure (assuming all payments were made in 2022).

The year-end 2022 EVR cash balance, after Transition Capital Structure payments (including payments from the fourth quarter of 2022 that would be made in the first quarter of 2023), and prior to distributions on EVR Common Shares, would have been approximately $846 million (which is made up of approximately $521 million of Free Cash Flow after Transition Capital Structure payments and $325 million of cash contributed by Teck to EVR on the Separation). Under EVR’s anticipated distribution policy, approximately $11 million ($0.20 per share) would have been declared and paid as base dividends to holders of EVR Common Shares, and approximately $255 million would have been distributed to holders of EVR Common Shares (50% of available Free Cash Flow after the Transition Capital Structure payments and the annual base dividend).

Payments under the Transition Capital Structure and dividends and distributions on the EVR Common Shares would be subject to EVR and its subsidiaries maintaining an aggregate amount of Unrestricted Cash in excess of $250 million (plus the EST Reserve and the Consolidated Taxes Reserve), pro forma such payments and, in the case of EVR Preferred Share and EVR Common Share dividends, actual declaration by the EVR Board of such dividends.

Set out below is an illustration of the “waterfall” of cash payments from the Transition Capital Structure.

 Illustrative Cash “Waterfall” under the Transition Capital Structure as if Transition Capital Structure had been in place for the full fiscal year ended December 31, 2022 and all Transition Capital Structure Payments accrued in the period had been paid in the period

 (C$ in millions, other than per share amounts)

 Free Cash Flow for purpose of the EVR Royalty

Cash flow from operating activities[1]		$6,587
Aggregate adjustments for non-operating items[2]		72
Less: Capital expenditures[1]		(1,167)
Less: EVR Preferred Share dividends (see below)[3]		(286)
Total: Estimated Free Cash Flow (EVR Royalty)[4]		$5,206
Cash “Waterfall”
EVR Royalty Payments		Cash remaining to EVR after EVR Royalty and EVR Preferred Share dividend payments
90% of the $5,206 estimated Free Cash Flows[5,6]	$4,685	10% of the $5,206 estimated Free Cash Flow available to EVR[9]	$521
EVR Royalty payable to Teck Metals – 87.5%	$4,099	Annual base dividend on EVR Common Shares, if declared by EVR Board – $0.20 per share	$11[10]
EVR Royalty payable to other holders – 12.5%	$586	Supplemental distributions on EVR Common Shares, if declared by EVR Board – 50% of estimated Free Cash Flow after base dividend on EVR Common Shares	$255
EVR Preferred Share Dividends		Estimated cash retained by EVR from estimated Free Cash Flow after distributions on EVR Common Shares	$255
EVR Preferred Share dividend[7,8]	$286
EVR Preferred Share dividend payable to Teck Metals – 87.5%	$250
EVR Preferred Share dividend payable to other holders – 12.5%	$36
(1)

Based on the EVR Combined Carve-Out Financial Statements for the year ended December 31, 2022 (see Appendix “L” to the Information Circular), which reflects 100% ownership of Elkview and 80% ownership of Greenhills, as well as the receipt of the royalty payable to Teck in respect of POSCAN’s existing 20% interest in Greenhills operation. Actual future payments on account of the EVR Royalty and EVR Preferred Shares will be highly sensitive to the realized steelmaking coal price and other factors, many of which are outside the control of Teck Metals and EVR.

(2)

Non-operating cash flow items include adjustments for financing and leasing activities, EST Reserves, notional tax payments that would have been payable had the Transition Capital Structure been outstanding for such period, and other miscellaneous adjustments. No other pro forma adjustments to cash flow have been made to reflect the impact of the Separation and related transactions on EVR.

(3)	Assumes issued and outstanding EVR Preferred Shares having an aggregate redemption amount of approximately $4.4 billion.
(4)

See Appendix “E” to this Information Circular for a detailed definition of Free Cash Flow. Certain amounts, including proceeds received by EVR for equity issuances, are not included in calculating Free Cash Flow for purposes of the Transition Capital Structure.

(5)

The EVR Royalty payments are calculated as 60% of gross revenue from coal sales, subject to the Maximum EVR Royalty Amount of 90% of Free Cash Flow (92.5% if a Change of Control of EVR has occurred) and minimum cash balance requirements. In respect of this illustrative calculation for fiscal 2022, the EVR Royalty payments would equal 90% of Free Cash Flow.

(6)	This illustration is provided for the fiscal year ended December 31, 2022 (assuming all such EVR Royalty payments were paid in 2022), however EVR Royalty payments will be made on a quarterly basis.
(7)

The holders of EVR Preferred Shares will be entitled to an annual, fixed, cumulative and preferential dividend in the amount of 6.5% of the redemption amount of each EVR Preferred Share per annum on each EVR Preferred Share held. Declaration of dividends on the EVR Preferred Shares will be at the discretion of the EVR Board.

(8)

This illustration is provided for the fiscal year ended December 31, 2022 (assuming all such EVR Preferred Share dividend payments were declared and paid in 2022), however EVR Preferred Share dividend payments will be made on a quarterly basis.

(9)	EVR and its subsidiaries will be required to maintain an aggregate amount of Unrestricted Cash in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve).

(10)	Assumes approximately 58.7 million EVR Common Shares issued and outstanding.

The following is a summary of the immediate cash impact to Teck Metals as a result of the sale of an interest in the Transition Capital Structure to NSC, the capitalization of EVR by Teck pursuant to the Separation and the cash distribution by Teck to Teck Shareholders pursuant to the Separation Plan of Arrangement. See below “– Agreements with Third Parties”, “– Separation Plan of Arrangement” and “– Information Concerning Teck Metals Pro Forma the Separation”, and the pro forma financial statements of Teck Metals set out in Appendix “N” to this Information Circular. This summary speaks to future events and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those currently anticipated. See “Forward-Looking Statements” above and “– Risk Factors” below. Transaction expenses are not reflected in the table below; see “Additional Information – Expenses” below.

Cash impact to Teck Metals at inception of the Transition Capital Structure:[1]	C$(Millions)
Total cash received by Teck Metals at the inception of the Transition Capital Structure	1,025[2]
Less: Working capital cash injection to EVR	(325)
Cash received by Teck Metals	700
Less: Aggregate cash distribution to Teck Shareholders under Separation Plan of Arrangement	(200)
Net cash received by Teck Metals	500
(1)	Calculated as if the Separation (including the creation of the Transition Capital Structure), the NSC Transaction and the POSCO Transaction had been completed.
(2)	NSC will acquire an interest in the EVR Royalty and subscribe for EVR Preferred Shares for an aggregate payment of $1.025 billion in cash, ultimately payable to Teck Metals.

The amounts set out in the discussion and illustrations of 2022 of the “waterfall” of cash payments from the Transition Capital Structure are, except as otherwise stated, based on the actual operating performance and financial results of the steelmaking coal business for the fiscal year ended December 31, 2022, as set out in the EVR Combined Carve-Out Financial Statements for the year ended December 31, 2022 attached as Appendix “L” to this Information Circular, and assuming the Transition Capital Structure had been in place for the full fiscal year ended December 31, 2022. These amounts are for illustration purposes only and are not a forecast or a projection of future results. See the footnotes to the tables set out above. The actual results of EVR for any future period will likely vary from the amounts set forth in the above illustration, and such variation may be material. The actual results of EVR will be subject to a number of risks, uncertainties and factors, many of which are outside of Teck Metals’ or EVR’s control, such as escalating Environmental Stewardship Trust contributions, realized steelmaking coal prices, foreign exchange rates, capital and operating expenditures, tax liabilities, debt service expenses, debt financings, asset sales, proceeds from insurance and proceeds received on account of loans to Neptune Bulk Terminals. Declaring dividends is in the discretion of the EVR Board. See Appendix “E” to this Information Circular for a detailed definition of “Free Cash Flow” for purposes of the EVR Royalty. See “– Information Concerning EVR Pro Forma the Separation – Share Capital – EVR Preferred Shares”, “– Information Concerning EVR Pro Forma the Separation – EVR Royalty Agreement” and “– Information Concerning EVR Pro Forma the Separation – Environmental Stewardship Trust and Environmental Stewardship Program” for further details regarding the Transition Capital Structure and the Environmental Stewardship Trust. See “Forward-Looking Statements” and “Risk Factors”.

Implementing the Separation

To effect the Separation, Teck and EVR will enter into a separation agreement (the “Separation Agreement”), pursuant to which Teck will agree to transfer the Steelmaking Coal Assets to EVR and EVR will agree to assume the Assumed Liabilities (see “– The Separation Agreement and other Arrangements”) and certain ancillary agreements thereto, including an Employee Matters Agreement which will govern the treatment of Teck Metals and EVR employees and the Teck Metals and EVR benefit plans (see “– Treatment of Teck Employees and Benefit Plans”). The Separation will be implemented pursuant to the Separation Plan of Arrangement, the Separation Agreement and the ancillary agreements thereto.

BACKGROUND TO THE SEPARATION

The Separation is the result of a comprehensive review by Teck and its Board of its ownership of the Steelmaking Coal Assets. The following is a summary of that review, including the natural resources landscape in which Teck operates and the principal events leading to the approval of the Separation and its public announcement.

Teck’s business is exploring for, acquiring, developing, producing and selling natural resources. Teck’s activities are organized into business units focused on copper, zinc and steelmaking coal and its principal products are copper, zinc and steelmaking coal.

The Board regularly reviews the asset mix within Teck’s diversified portfolio and considers strategic alternatives, including potential changes in commodity focus, entry into new markets or the disposition of various assets. At Board meetings held in February and May 2019, the Board held strategic discussions with management concerning a wide range of value creation options, including, among other things, selling or spinning off all or a portion of Teck’s energy business unit and/or the Steelmaking Coal Assets. This consideration was prompted in part by market feedback indicating increasing divergence of investor preferences for exposure to base metals and steelmaking coal, and the growing contrast between Teck’s highly cash generative steelmaking coal business and its more growth-oriented, capital intensive copper business.

At Board meetings held in November 2019 and May 2020, the Board received presentations from Ardea Partners LLP (“Ardea”), an independent investment banking advisory firm regarding its view of strategic alternatives available to Teck. Among the options which were suggested for the Board’s consideration in November 2019 was a gradual rebalancing towards commodities that might be expected to benefit directly from trends linked to the decarbonization and electrification of the global economy, such as copper, and potentially separating into two independent publicly-traded companies, one focused on metals and the other on steelmaking coal-producing assets. In May 2020, Ardea suggested that the Board consider undertaking a strategic review of the composition of Teck’s portfolio, including consideration of (i) the full or partial sale or spin-off of the Steelmaking Coal Assets and/or oil sands assets, (ii) the merger of one or more businesses with a third party, or (iii) maintaining Teck in its then current form. The Board decided that it would not initiate a comprehensive strategic review at that time as it wanted to maintain focus on execution of Teck’s current strategic priorities, including the continued development of QB2; however, the Board did direct management to continue to advance their review of portfolio options and report back to the Board.

At the annual Board strategy session held on June 3, 2021, the Board reviewed and discussed a number of potential strategies to enhance shareholder value. Management presented to the Board regarding Teck’s portfolio of assets, discussing, among other things, evolving views regarding ESG and coal exposure among certain investors, the significance of the Steelmaking Coal Assets’ financial contribution relative to Teck’s other businesses, and opportunities to adjust portfolio composition to support Teck’s net zero 2050 goals. Management presented information regarding the concept of, and strategic rationale for, a sale of a minority interest in the Steelmaking Coal Assets as a way of accelerating the rebalancing of Teck’s portfolio toward base metals. Among other things, management discussed the potential buyer base and related risks and opportunities, the potential fit of steelmakers as buyers, and the potential size and structuring of a minority sale transaction. The Board and management discussed the merits and risks associated with a potential spin-off of the Steelmaking Coal Assets. Management noted the ownership structure of the Steelmaking Coal Assets, including the fact that Teck holds its interest in the Greenhills mine through the Greenhills Joint Venture Agreement with POSCO and its Elkview mine through the EMLP, which is a partnership with NSC and POSCO. It was noted that each of NSC and POSCO would have certain rights in connection with any transaction involving these Steelmaking Coal Assets.

Following the June 3, 2021 meeting, the Board instructed management to commence discussions with certain parties regarding potentially acquiring a minority interest in the Steelmaking Coal Assets and to continue its analysis of a possible spin-off of the Steelmaking Coal Assets. Teck appointed Barclays Capital Canada Inc. (“Barclays”) in early July 2021 to advise on potential options for the Steelmaking Coal Assets.

On September 14, 2021, Barclays delivered a presentation to the Board to the effect that there could be benefits recognized by Teck from its repositioning as a base metals growth company. In its presentation, Barclays observed that Teck’s share price was closely correlated to market assumptions about the future price of steelmaking coal and that reducing or eliminating coal exposure could reduce share price volatility and take advantage of strong investor sentiment for base metals. At the time, two complementary transactions were under assessment: (i) the sale of a minority stake in the Steelmaking Coal Assets for cash to a consortium of coal customers; and/or (ii) the separation of the Steelmaking Coal Assets from Teck’s base metals business. The Board also discussed the possibility of making a public commitment to wind-down the steelmaking coal business in the longer term in order to rebalance Teck’s portfolio towards base metals over time. It was later determined that this option was not favourable due to potential concerns from various stakeholders.

At the regularly scheduled November 16, 2021 Board meeting, management delivered an update to the Board, summarizing the assessment of strategic alternatives underway at that time and preliminary discussions with and due diligence by potential minority stake sale counterparties. It noted that possible transaction structures under review for the Steelmaking Coal Assets included (i) a sale to a strategic buyer, (ii) a sale to a private equity buyer, (iii) a merger of the business with an existing coal company, (iv) a joint venture with a strategic partner, (v) a minority stake sale, or (vi) a spin-off of the business to Teck Shareholders. Management also proposed an additional transaction alternative for further evaluation, which involved a spin-off of the Steelmaking Coal Assets combined with the retention by Teck of significant exposure to the cash flows generated by its coal business.

At a Board meeting held on December 17, 2021, the Board met with management to discuss key considerations for the Steelmaking Coal Assets, including, among other things, market sentiment in relation to thermal and metallurgical coal, the valuation of coal in Teck’s portfolio, capital availability, views of the provincial government, Indigenous communities and other stakeholders, and potential value creation opportunities. Management also discussed, among other things, the potential sale of a minority interest in the Steelmaking Coal Assets concurrently with a spin-off of the Steelmaking Coal Assets. Sheila Murray, Chair of the Board, requested that management prepare presentations to the Board regarding the various transaction structure alternatives under consideration for a meeting to be held in January.

On January 26, 2022, management presented to the Board regarding portfolio composition, noting ESG considerations and the potential that Teck’s steelmaking coal business could be constraining the value of its base metals portfolio. Management updated the Board regarding its preliminary assessment of strategic alternatives in the context of the pending completion of QB2, strong market support for copper and base metals driven by energy transition metal demand dynamics, perceived political and regulatory risk to the Steelmaking Coal Assets, and evolving investor concerns regarding steelmaking coal. Also discussed at the meeting was the significance of the completion of QB2, positioning Teck primarily as a copper company with top-tier growth potential. It was noted that achieving appropriate value recognition for Teck’s base metals portfolio would involve (i) addressing carbon-related investability challenges, (ii) demonstrating capital discipline to shareholders, (iii) maximizing cash proceeds from the Steelmaking Coal Assets, whether upfront or over time, in order to support and accelerate Teck’s investment in its copper-producing assets while maintaining regular returns of capital to shareholders, and (iv) increasing Teck’s scale and resiliency with a view to attracting more investment.

At the same meeting on January 26, 2022, objectives of a transaction involving the Steelmaking Coal Assets were discussed, including (i) providing a platform for Teck to fulfill its full potential as a premium base metals miner, (ii) achieving value recognition for base metals by reducing or eliminating exposure to steelmaking coal upfront or over time, (iii) realizing fair value for the Steelmaking Coal Assets, (iv) addressing potential stakeholder concerns and structuring a responsible exit from steelmaking coal, and (v) minimizing transaction risk. Having conducted a preliminary review of the market and a market check with the assistance of Barclays, the Board concluded that a potential sale of the Steelmaking Coal Assets to a private equity or strategic buyer was not a viable option at that time. A possible strategic joint venture was similarly ruled out, by virtue of the limited universe of potential partners and the prospect that a joint venture interest could be more challenging to dispose, if Teck were to later decide to completely exit the steelmaking coal business.

In response to a request from Teck for proposals and following due diligence completed in the fall, in February 2022, NSC submitted a non-binding offer to acquire a significant interest in the Steelmaking Coal Assets and a different potential investor (the “Strategic Investor”) submitted an expression of interest with respect to an acquisition of a significant interest in the Steelmaking Coal Assets and an option to acquire an additional interest within two years. Both NSC and the Strategic Investor are existing significant customers of Teck’s steelmaking coal business. An additional counterparty provided an unsatisfactory preliminary expression of interest regarding a strategic merger, which raised a variety of valuation and complex tax, regulatory and other issues. Neither expression of interest was viewed as attractive at that time due to the valuation assumptions underlying such offers. Certain other potential counterparties were also approached regarding a minority investment in the steelmaking coal business but declined to submit offers for various reasons.

At its regularly scheduled Board meeting on February 23, 2022, the Board received an update from management, including on the terms of the non-binding offers from, and the status of ongoing discussions with, potential minority stake sale and merger counterparties, including NSC and the Strategic Investor. The Board also received a presentation from Goldman Sachs on then-current steelmaking coal capital markets dynamics, including (i) investor appetite for coal equities in the context of then-current commodity price strength, (ii) the increasing significance of hedge funds as coal investors, (iii) the cost of capital to coal businesses, which was impacting merger and acquisition activity in the sector, and (iv) other examples of miners globally divesting coal assets. Barclays presented the results of an ESG investor survey it had conducted, which indicated that the majority of investors understood the distinction between steelmaking and thermal coal but believed the market generally was not making such a distinction, and that certain investors were facing increasing hurdles in the marketplace to investing in coal.

At that same meeting, management’s presentation addressed the potential benefits of an alternative spin-off transaction structure including the preservation of short- to medium-term access to steelmaking coal cash flows, with an objective to allow for a transitional reduction in steelmaking coal exposure for Teck and the ability to invest in copper growth while continuing to return capital to shareholders. Potential candidates for ownership of the Steelmaking Coal Assets in that scenario were discussed, including but not limited to private capital investors, existing Teck Shareholders interested in continued exposure to coal, some form of non-profit, and Teck employees (including management). It was noted that potential ownership candidates were not mutually exclusive of one another and could also include major customers such as NSC and the Strategic Investor. Positioning a stand-alone steelmaking coal company to effectively manage its environmental obligations, commitments to Indigenous Peoples and local stakeholder responsibilities was a key theme of management’s presentation and the Board’s discussions.

On March 8, 2022, management updated the Board regarding negotiations with NSC, noting that extensive due diligence was underway and the parties were in discussion regarding proposed terms, among other matters. Management also updated the Board on initial discussions with the Strategic Investor, noting issues with respect to the Strategic Investor’s valuation of the Steelmaking Coal Assets and that the negotiation process with the Strategic Investor was not as advanced as that with NSC. The Board authorized management to discuss the potential alternative spin-off transaction with NSC, with a view to assessing its interest participating as an investor in such a structure. The Board also instructed management to continue discussions with the Strategic Investor.

Over the course of spring 2022, management had several calls with representatives from NSC and the Strategic Investor, respectively, to discuss details of their respective non-binding offers. On April 6, 2022, the Board received an update from management, including on the status of discussions with possible counterparties and management’s ongoing analysis of alternatives.

On April 6, 2022, the Board established the Special Committee and authorized it to retain independent legal and financial advisors. The Special Committee was composed entirely of independent directors, being at that time Sheila Murray (Chair), Edward Dowling, Jr., Una Power, Timothy Snider and Sarah Strunk. A formal mandate of the Special Committee authorizing the Special Committee to oversee the consideration of various alternatives involving Teck’s steelmaking coal business, including maintaining the status quo or potential transactions, including a transaction that could potentially involve participation by members of management as owners of the Steelmaking Coal Assets (the “Potential Transactions”), was approved by the Board on May 10, 2022. The mandate also provided the Special Committee with broad authority in connection with matters incidental to its oversight of Potential Transactions.

On April 26, 2022, the Special Committee met to discuss the engagement of independent and financial legal advisors, and the Special Committee’s objective of evaluating all Potential Transactions independently of management. Following the meeting, the Special Committee formally retained Blakes as its Canadian legal counsel and S&C as its U.S. legal counsel, and BMO and Goldman Sachs as its financial advisors.

The Board received a presentation from management on April 26, 2022, providing an update on its analysis of the Potential Transactions. The presentation indicated that management had reviewed but was not recommending, for reasons related to viability, value, execution risk and failure to meet Teck’s strategic goals, any of the following Potential Transactions: (i) a sale of the business to another steelmaking coal operator or private equity sponsor, (ii) a strategic joint venture, (iii) a complete spin-off with no residual access to cash flows, or (iv) a merger with an existing coal operator.

Management noted that it wished to continue to evaluate a Potential Transaction involving some combination of a sale of a minority interest and a spin-off to Teck Shareholders of a new entity that would own the Steelmaking Coal Assets, while preserving Teck’s access to a significant amount of steelmaking coal cash flows over the short-to-medium term. Management’s view was that this structure would allow for a staged and transitional reduction in steelmaking coal exposure while Teck would benefit from continued access to steelmaking coal cash flows to further its copper growth program, optimizing intrinsic value. It was management’s view that this would best position Teck for success by establishing a clear path for separating the steelmaking coal and base metals businesses, maximizing the value and cash received from the Steelmaking Coal Assets, improving investability over time, and ensuring that the new owner of the Steelmaking Coal Assets continued Teck’s operating practices, including its commitment to responsible operations, environmental and social practices and ethics. Management was authorized to continue discussions with NSC and POSCO regarding the ownership arrangements at the Elkview mine and, in the case of POSCO, regarding the Greenhills joint venture.

In advance of a Special Committee meeting held on May 5, 2022, the Special Committee’s legal advisors provided the Special Committee with advice regarding the Special Committee’s duties and various legal considerations arising in connection with the Special Committee’s review of Potential Transactions, including in respect of internal protocols for the Special Committee and management to address potential conflicts of interest that may arise due to the possibility of a transaction that would result in Teck employees (including management) owning the Steelmaking Coal Assets and to ensure equal treatment of, and access to information for, all potential parties to Potential Transactions. The protocols were later provided to management on May 8, 2022.

At its May 5, 2022 meeting, the Special Committee met with members of management and Barclays, along with the Special Committee’s financial and legal advisors. Management provided the Special Committee with a summary of work completed to date. Following the presentation, the Special Committee met with its advisors and determined to focus on further investigation of all potential alternatives, including maintaining the status quo. The Special Committee subsequently met with its advisors without management present and on its own without advisors, and did so at each subsequent meeting of the Special Committee.

On May 20, 2022, representatives of BMO and Goldman Sachs met with members of management to better understand the range of Potential Transactions which had been evaluated up to such time and benefits and issues identified in connection with such evaluation.

On June 1, 2022, the Special Committee and Tracey McVicar, an independent director of Teck (formally added as a member of the Special Committee effective August 29, 2022), met with the Special Committee’s financial and legal advisors and members of management. BMO and Goldman Sachs provided an overview of their independent review of Potential Transactions, with a focus on whether a particular alternative could preserve and enhance value for Teck and achieve the separation objectives. Following a review of the benefits and risks of various alternative structures and transactions and the potential of those alternative transactions to achieve the stated objectives, the financial advisors suggested that the Special Committee should consider moving forward with a comprehensive review of the Separation, a transaction involving the distribution to Teck Shareholders of all of the shares of a new entity (now, EVR) that would own the Steelmaking Coal Assets, while preserving access to significant steelmaking coal cash flows over the short-to-medium term. The Special Committee’s financial advisors noted the potential of the Separation to (i) provide Teck with a greater ability to fund copper growth projects, (ii) address decarbonization and investability challenges by separating coal from the rest of Teck’s businesses, (iii) allow Teck to realize fair value on the sale of the Steelmaking Coal Assets, (iv) achieve a responsible exit from coal, and (v) minimize execution risk.

The Special Committee met with its advisors without management present and confirmed that a transaction that would result in Teck employees (including management) owning the Steelmaking Coal Assets was no longer under consideration. The Special Committee also discussed management’s review of potential tax consequences of the Separation structure and a number of potential risks associated with the proposed structure and means of risk mitigation. There was consensus that EVR would have a single class of voting shares.

On June 7, 2022, draft term sheets for, among other items, the EVR Royalty to be granted by EVR and EVR Preferred Shares, and various other Separation related matters were circulated by management to the Special Committee’s financial and legal advisors for review and comment.

On June 17, 2022, representatives of management, Barclays and the Special Committee’s financial and legal advisors met to discuss several matters arising from the consideration of the Separation, including planning for the potential distribution of EVR Common Shares, EVR Royalty sizing and the potential listing of the EVR Common Shares on a stock exchange.

On June 22, 2022, the Special Committee and Ms. McVicar met with the Special Committee’s financial and legal advisors and members of management to review the proposed structure of the Separation. BMO and Goldman Sachs presented to the Special Committee regarding their review of the Separation structure, with a particular focus on considerations, risks and benefits related to listing or not listing the EVR Common Shares on a stock exchange, and the potential terms of the EVR Royalty and EVR Preferred Shares. Various available mechanisms to mitigate potential volatility in the initial trading price of the EVR Common Shares were discussed along with the rationale for the potential terms of the EVR Royalty and EVR Preferred Shares. Following the financial advisors’ presentation, the Special Committee met with its advisors without management present and concluded that a structure involving a pro rata distribution to Teck Shareholders of a listed security was the preferred option.

On July 10, 2022, management delivered a memorandum to the Special Committee and the Special Committee’s financial and legal advisors for review and comment, which outlined management’s recommended transaction structure, along with the tax, corporate law, community, Indigenous and government relations considerations that informed management’s recommendation. Management’s recommendations were guided primarily by the following principles: (i) achieving true legal and financial separation of the Steelmaking Coal Assets from Teck, (ii) tax efficiency, (iii) protecting value for Teck and its shareholders, promoting economic alignment and continuation of Teck’s strong operating practices and ethics, (iv) achieving appropriate accounting treatment post separation, and (v) securing broad-based shareholder endorsement.

On July 19, 2022, the Special Committee met with its financial and legal advisors and members of management to discuss, among other things, structuring considerations, developments related to the minority ownership stakes in Teck’s Elkview and Greenhills operations, proposed terms of the EVR Royalty, proposed terms of the EVR Preferred Shares, valuation assessments and timing considerations.

Management and the Special Committee and their advisors discussed key transaction objectives, including steps Teck could take to ensure strong long-term environmental stewardship of the Steelmaking Coal Assets. Management noted that a detailed analysis of accounting treatment prepared by Teck’s accounting team with advice from external consultants was under review by Teck’s auditor. Following management’s presentation, the Special Committee met with its financial and legal advisors without management present. The Special Committee again focused on considerations, risks and benefits associated with the Separation, potential mitigation measures, and timing considerations.

Concurrently with the advancement of the Separation structure, management continued to explore the potential sale of a minority stake in EVR to commercial counterparties, including NSC, the Strategic Investor and POSCO.

On August 29, 2022, the Special Committee met with its financial and legal advisors, members of management and Barclays to advance certain key deal terms and to provide guidance for discussions with potential minority stake sale counterparties. Management provided an update on several workstreams, including, among others, potential EVR Royalty terms and accounting treatment of the Separation.

The Special Committee and its financial and legal advisors also explored various mechanisms to mitigate potential volatility in the initial trading in EVR Common Shares, which would impact the consideration to be received by Teck Shareholders pursuant to the Separation. Following consideration and input from advisors, management outlined for the Special Committee a proposed liquidity mechanism of providing a mix-and-match distribution of cash and EVR Common Shares to Teck Shareholders. It was noted that the addition of a cash election (subject to a maximum amount of cash) to the distribution would provide Teck Shareholders who do not wish, or are not able, to hold EVR Common Shares with an alternative form of consideration.

After discussing the potential transaction implications of the existing Elkview and Greenhills minority interests, the Special Committee authorized management to proceed with negotiations with the potential minority stake counterparties in respect of an acquisition of an interest in each of the EVR Royalty, EVR Preferred Shares and EVR Common Shares.

The Special Committee also reviewed an analysis prepared by a consultant to Teck of key risks associated with the Separation, as well as mitigation plans. The Special Committee then met with its advisors without management present and discussed, among other things, valuation considerations relating to the proposed EVR Royalty, EVR Preferred Shares and EVR Common Shares arising from various estimated long-term coal prices.

On September 12, 2022, the Special Committee met with members of management to confirm the Special Committee’s support in respect of the Separation structure, and to further discuss the proposed liquidity mechanism and certain other transaction issues before making a preliminary recommendation to the Board. Management updated the Special Committee on the status of negotiations with potential minority stake counterparties. Management discussed the rationale for the inclusion of a minority stake sale in the context of the Separation, which included that it would demonstrate a knowledgeable party’s confidence in EVR and the long-term fundamentals of steelmaking coal, provide for up-front cash consideration for Teck and, for those counterparty customers, provide security of steelmaking coal supply and a price hedge. Management also noted certain risks and mitigating factors in connection with a minority stake sale. The Special Committee confirmed its support for continuing negotiations with NSC and POSCO.

On September 13, 2022, Ms. Murray updated the Board on the work of the Special Committee and its preliminary recommendations with respect to pursuing the Separation. Management provided an update on the Separation, discussing the objectives and rationale for the Separation and considerations related to structure, valuation, ownership, provision for environmental liabilities, and relations with governments, Indigenous Peoples, and local communities. Following discussion on potential risks and benefits of the Separation, including relative potential reactions and expectations of shareholders, creditors, Indigenous Peoples, employees, communities and governments, the ability to achieve legal and financial separation and full value recognition of the base metals and steelmaking coal businesses, and the relative complexity of the Separation structure, the Board agreed that it was prepared to support continued advancement of the Separation.

On September 30, 2022, each of NSC, the Strategic Investor and POSCO submitted non-binding offers to acquire minority interests in the EVR Royalty, EVR Preferred Shares and EVR Common Shares in the range of 10 to 20%.

On October 2, 2022, updated comprehensive term sheets for, among other items, the EVR Royalty and EVR Preferred Shares, were circulated by management to the Special Committee’s financial and legal advisors for review and comment. On October 7, 2022, the Special Committee met with its financial and legal advisors, members of management and Barclays. Management updated the Special Committee on the coal business unit’s preliminary 2023 five-year plan and made recommendations regarding the three non-binding offers received from potential minority stake sale counterparties, as well as the proposed cash election mechanism that was under consideration. Also at the October 7, 2022 meeting, management discussed the possibility of selling up to 20% of the EVR Royalty, EVR Preferred Shares and EVR Common Shares to up to two of the interested minority stake counterparties. The Special Committee discussed the nature of governance rights which would be anticipated to be associated with the sale of an interest of that size. Management also discussed with the Special Committee the proposed EVR management candidates, including the focus on a management team that has experience in the coal sector and has credibility with external stakeholders.

On October 28, 2022, the Special Committee retained Watson Inc. to assist in the identification of candidates for the EVR Board, in the event that the Separation proceeded.

On November 7, 2022, the Special Committee met with members of management and the Special Committee’s financial and legal advisors to discuss an update on the Separation, including potential timing considerations and the state of various workstreams. Management discussed recent changes in investor perspectives regarding coal and provided an update on the valuation of the Steelmaking Coal Assets and minority stake sale negotiations. Management indicated that negotiations with the three potential minority stake counterparties were advancing, with a site visit by NSC having occurred and due diligence by all ongoing. Management recommended continuing to advance negotiations with NSC and POSCO. The Special Committee also met with its advisors without management present, and the Special Committee’s financial advisors expressed their view that the enhancements and value preservation achievable through the Separation structure remained intact, despite improved market sentiment regarding coal and a strong coal price.

On November 14, 2022, the Audit Committee met to review the expected accounting treatment for the Separation, expected disclosure requirements for the Separation, the process for preparation and review of that disclosure, including pro forma and carve out financial statements, and considerations related to bonding, liquidity, and credit ratings of Teck and EVR.

On November 16, 2022, Ms. Murray gave an update to the Board on the Special Committee’s work since the previous Board meeting. Management presented on the revised five-year business plan for the coal business unit and recent investor feedback on portfolio composition. Management also gave an update on discussions with NSC and POSCO and strategic considerations for the timeline for the Separation. The Board also discussed succession planning in the context of the Separation.

On November 30, 2022, the Special Committee met with members of management and the Special Committee’s financial and legal advisors. Management provided an analysis regarding the indicative value implications of the Separation and discussed related assumptions and factors that could affect Teck’s value prior to a potential announcement of the Separation. Management provided an overview of ongoing negotiations with NSC and POSCO, and the Special Committee authorized management to continue negotiations with such parties. The Special Committee and its advisors then met without members of management, reviewing, among other matters, whether the original assumptions underlying the review of options for the Steelmaking Coal Assets still held, the optimal transaction structure, recent shareholder reactions related to Teck’s financial performance and means of reducing any potential value leakage arising from the Separation. Ms. Murray also updated the Special Committee on prospective candidates for nomination to the Board of EVR.

On December 7, 2022, legal advisors to Teck provided the legal advisors to the Special Committee with draft agreements and documents governing the EVR Royalty and terms for the EVR Preferred Shares for review and comment.

On December 19, 2022, the Special Committee met with its financial and legal advisors, members of management and representatives of a global consulting firm. The consulting firm provided its views regarding the global outlook for seaborne steelmaking coal supply and demand and pricing expectations, including its views that seaborne HCC demand growth was robust and expected to remain resilient to decarbonization pressures, as blast furnaces were expected to remain the dominant technology for steel production for the foreseeable future.

Following the consulting firm’s presentation to the Special Committee, management discussed recent investor feedback on the steelmaking coal business, which noted the significant cash flows from that business and the ability to re-invest those cash flows in Teck’s copper business. Management also provided an update regarding the evolution of the proposed terms of the Separation. Management provided an update regarding negotiations with minority stake sale counterparties and made certain recommendations in respect thereof. The Special Committee affirmed its support for continuing negotiations with NSC and POSCO.

Also at the December 19 meeting, the Special Committee’s financial advisors delivered an update regarding their perspectives on the value of the Steelmaking Coal Assets and the Separation.

On January 5, 2023, the Special Committee met with members of management and the Special Committee’s financial and legal advisors to receive an update from Teck’s tax counsel on the anticipated tax treatment of the Separation, as well as an update from management on certain proposed changes to the terms of the proposed EVR Royalty. The Special Committee continued its evaluation of the appropriate terms and conditions of the proposed EVR Royalty. Management also provided an update on recent developments in negotiations with NSC and POSCO. The Special Committee discussed certain risks associated with the Separation and management’s approach to mitigating those risks. Following discussion, the Special Committee met with its advisors without management present. The Special Committee and its advisors discussed obtaining a fairness opinion in respect of the Separation from a financial advisory firm which would be compensated on a fixed fee basis without regard to whether the transaction proceeds, and it was noted that Origin had been contacted in order to confirm its independence and to request a presentation on its credentials.

On January 10, 2023, Ms. Murray, management, legal counsel to Teck and legal counsel to the Special Committee met to discuss the key terms of the principal agreements relating to the Separation.

On January 13, 2023, the Special Committee met with its legal and financial advisors, members of management, Teck’s tax counsel, and a communications firm to review the draft Separation communication plan, plans for EVR’s executive management team and compensation and long-term incentive plan treatment recommendations. The Special Committee authorized the making of conditional offers to the proposed executive management team on the basis discussed. Management provided an update on progress on various elements of the Separation, including key transaction documentation, meetings with potential bonding providers and rating agencies, and discussions with NSC and POSCO. Representatives of Origin presented to the Special Committee on Origin’s advisory credentials. Following the meeting, Origin was retained by the Special Committee to provide a fairness opinion in respect of the Separation for a fixed fee payable regardless of the conclusion reached in such opinion or whether a transaction is completed (the “Origin Separation Fairness Opinion”).

On January 19, 2023, the Special Committee met with its legal and financial advisors and members of management to consider candidates that had been identified as potential members of the EVR Board, discussing the process through which the prospective directors were identified, the background and qualifications of the prospective directors, and the proposed director compensation terms. The Special Committee authorized conditional offers to be made to the prospective directors.

Management provided an update on the progress of various key components of the Separation, including the commercial terms and contractual structure, the key terms of the EVR Royalty and the EVR capital allocation policy. Management also presented to the Special Committee regarding the status of negotiations with NSC and POSCO and the outlook for Teck following the Separation. Following updates from and discussions with management, the Special Committee met with its advisors without management present.

On January 30, 2023, the Special Committee met with its legal and financial advisors and members of management to discuss further updates on the Separation and management provided an update on the various related workstreams. Following the update, the Special Committee met with its advisors without management present. Also on January 30, 2023, the Board met with members of management and Teck’s financial and legal advisors to receive an update regarding the Separation.

On February 7, 2023, the Special Committee met with its financial and legal advisors, members of management and Barclays. Management updated the Special Committee regarding the progress of various workstreams and refinements to the Separation terms and the Special Committee discussed preparations for the upcoming joint meeting of the Special Committee and the Board to consider the Separation. Each of Origin and BMO updated the Special Committee regarding the status of their process and analysis in respect of the Separation Fairness Opinions.

On February 17, 2023, the Special Committee met with Origin and its legal advisors to receive a further update from Origin regarding their review process and analysis in respect of the Origin Separation Fairness Opinion.

On February 18, 2023, the Special Committee and the Board held a joint meeting to consider the Separation. During the meeting, management provided a detailed overview of the business case for, and the terms and conditions of, the Separation. Following management’s presentation, the Special Committee described, for the benefit of the Board, its comprehensive process in reviewing the Separation, as well as several alternatives thereto, potential considerations, risks and benefits, and its reasons for recommending approval of the Separation. Following the Special Committee’s presentation, each of Origin and BMO orally delivered its respective opinion (subsequently confirmed in writing) to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck Shareholders pursuant to the Separation is fair from a financial point of view to Teck Shareholders. Following the presentations and discussion, the Special Committee unanimously determined that the Separation is in the best interests of Teck and is fair to Teck Shareholders and recommended that the Board (i) approve the Separation; and (ii) recommend the Separation for approval by Teck Shareholders. Following discussion regarding the Separation, the Board unanimously determined that the Separation is in the best interests of Teck and is fair to Teck Shareholders, and accordingly, approved the Separation and matters associated therewith, and unanimously resolved to recommend that Teck Shareholders vote in favour of the Separation Resolution.

Also at the February 18, 2023 meeting, the Board considered the final terms of the proposed transactions with each of (i) NSC, pursuant to which NSC agreed to receive EVR Common Shares and EVR Preferred Shares for its minority interest in the Elkview operations, as well as acquire an interest in the EVR Royalty and subscribe for EVR Preferred Shares, pursuant to the terms and conditions of an investment agreement (the “NSC Agreement”); and (ii) POSCO, pursuant to which POSCO agreed to receive EVR Common Shares, EVR Preferred Shares and an interest in the EVR Royalty for its minority interests in the Elkview and Greenhills operations pursuant to the terms and conditions of a transaction agreement (the “POSCO Agreement”) by and among Teck, Teck Coal Partnership, Elkview Mine Limited Partnership (“EMLP”), EVR, POSCO Canada Limited, POSCO Holdings Inc. and POSCO. Following discussion regarding the NSC Agreement and the POSCO Agreement, the Board resolved to authorize Teck’s entry into the NSC Agreement and the POSCO Agreement.

Prior to the opening of the TSX and NYSE on February 21, 2023, Teck entered into the Arrangement Agreement, the NSC Agreement and the POSCO Agreement and issued a news release announcing the Separation, the NSC Agreement and the POSCO Agreement.

REASONS FOR THE SEPARATION

The Special Committee, after consideration and discussion of the factors set out below as well as the advice and the Separation Fairness Opinions provided to it, unanimously determined that the Separation is in the best interests of Teck and is fair to Teck Shareholders and, as a result, unanimously recommended that the Board: (i) approve the Separation; and (ii) recommend the Separation for approval by Teck Shareholders.

After consideration of, among other things, the factors set out below and the unanimous recommendation of the Special Committee in favour of the Separation, the Board unanimously: (i) determined that the Separation is in the best interests of Teck; (ii) determined that the Separation is fair to Teck Shareholders; and (iii) recommended that Teck Shareholders vote FOR the Separation Resolution.

The following are material factors considered by the Special Committee and the Board in their consideration of the Separation, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Special Committee and the Board, and the complexity of these matters, the Special Committee and the Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Special Committee and the Board may have assigned different rankings or weights to various factors. The determinations and recommendations of the Special Committee and the Board were made after consideration of the following factors and in light of its own knowledge of the business of Teck and discussions with, and advice of, its independent legal and financial advisors.

Reasons for the Recommendation

Comprehensive Review of Alternatives

The Separation is the result of rigorous analysis of potential alternatives involving the Steelmaking Coal Assets by the Special Committee, the Board, management, and their respective financial advisors. The Special Committee and the Board considered a variety of transaction alternatives to address the long-term future of the Steelmaking Coal Assets in the context of Teck’s overall business, including, among other variations, (i) the full or partial sale or spin-off of the Steelmaking Coal Assets, (ii) a sale to a strategic buyer, (iii) a sale to a private equity buyer, (iv) a merger of the business with an existing coal company, (v) a joint venture with a strategic partner, (vi) a minority stake sale, (vii) a public commitment to a gradual wind-down of the business, and (viii) maintaining Teck in its current form. Following this extensive review, the Special Committee and the Board determined the Separation to be the best available option for Teck and the Steelmaking Coal Assets going forward. See “– Background to the Separation”.

Both Companies Can Achieve Full Potential

The Special Committee and the Board intend to create two world-class companies through the Separation: Teck Metals, a premier metals company with top-tier copper growth, and EVR, a pure-play steelmaking coal company with high-quality, long-life assets with top-tier margins.

Teck Metals

The Special Committee and the Board believe that the Separation will unlock the value of an outstanding metals portfolio with strong growth potential that is not currently fairly valued within the Teck portfolio, relative to peers. Following the Separation, Teck Metals will be positioned to realize its full potential as a premier, growth-oriented base metals company. Teck Metals will focus on maximizing cash flow from operations and prudently allocating capital between investments in copper growth and shareholder returns, while maintaining investment grade credit metrics. In addition to growth potential, it will have resource optionality through its top-tier copper development pipeline, anchored by its flagship QB2 project, which is expected to double consolidated copper production in the near-term. Teck Metals is expected to be well-positioned to capitalize on the robust outlook for the copper market based on rising global demand driven by the transition to a low carbon economy. Teck Metals will have high-quality, low-cost and long-life operations situated in well-established mining jurisdictions in the Americas. Teck Metals will continue to actively advance its copper growth portfolio in a prudent and timely manner, with the potential to rank amongst the top 10 copper producers in the world.

EVR

As the world’s second largest exporter of seaborne steelmaking coal, EVR is expected to be a high-margin Canadian resource company with long-life, high margin operations and demonstrated through-the-cycle cash flow generation. EVR will operate four integrated steelmaking coal operations with projected total annual production of 24-26 million tonnes of high-quality steelmaking coal in 2023 and 25-27 million tonnes through 2026 and more than 30 years of reserve life, and an integrated logistics chain, including ownership of the recently expanded steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, B.C.

The Special Committee and the Board expect that there will be resilient demand for high-quality steelmaking coal as a key input to steel production and believe that EVR’s scale, long-life assets, top-tier margin position and quality of coal will differentiate EVR from other listed pure-play coal companies. EVR’s low carbon-intensity HCC improves blast furnace efficiency, reduces emissions and is sought after by the world’s largest steelmakers. This is expected to position EVR to meet long-term demand for steelmaking coal when compared to competing HCC products on the market. The long-term demand outlook for EVR’s products is supported by the investment by NSC in the Transition Capital Structure and EVR Common Shares.

The Special Committee and the Board have been advised that EVR has the potential for significant equity value accretion over time as the Transition Capital Structure is paid. Following the Separation, EVR will be focused on long-term cash generation and providing cash returns to shareholders. EVR is expected to implement an initial distribution policy that provides for a base annual dividend of $0.20 per EVR Common Share, and supplemental distributions of 50% of EVR’s free cash flow available after contributions to the Environmental Stewardship Trust, Transition Capital Structure payments and base annual dividend payments. Declaration and payment of dividends and other distributions on the EVR Common Shares will be at the discretion of the EVR Board. It is expected that, in implementing the distribution policy, declarations and payment of dividends and other distributions on the EVR Common Shares will be required to comply with certain covenants under, among other things, the Investment Covenant Agreement and the Environmental Stewardship Program requiring that EVR and its subsidiaries maintain an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve) pro forma any dividends or distributions on the EVR Common Shares and requiring that EVR pay dividends and distributions on the EVR Common Shares only during certain permitted periods while the EVR Royalty and/or the EVR Preferred Shares are outstanding. EVR will be managed by an experienced team of former Teck executives.

Separation Responds to a Changing Landscape and Provides Choice of Investment(s)

The Special Committee and the Board have been advised that Teck has been undervalued relative to its peers and trades at a discount relative to pure play copper companies, in part due to evolving divergent views on demand growth for various commodities in light of the global decarbonization agenda, which drives demand for critical minerals.

The Special Committee and the Board believe divergent commodity fundamentals have frequently resulted in different groups of investors desiring to own copper and coal equities, with the result that base metals and steelmaking coal may no longer naturally fit together in a single portfolio. The Separation responds to this changing investment landscape.

The Separation will provide investors with a choice of allocating investments to one or both of two businesses with very different commodity fundamentals and value propositions. The separation of the Steelmaking Coal Assets from Teck’s base metals assets provides investors the flexibility to maintain, increase or decrease exposure to the commodities as they choose.

Teck Metals Retains Access to Steelmaking Coal Cash Flows to Fund Growth

The Separation establishes a pathway to full financial separation of the two companies over time. Teck Metals will retain a substantial interest in steelmaking coal cash flows through the Transition Capital Structure, comprised of its interest in the EVR Preferred Shares and the EVR Royalty, which is expected to provide Teck Metals with continued funding for prudent investment in its copper growth during the transition period, while allowing for continued disciplined returns to its shareholders and maintaining financial resiliency. Following the Separation, Teck Metals will be able to pursue its own tailored growth and capital allocation strategy. Teck has received preliminary indications that S&P, Moody’s and Fitch are likely to affirm an investment grade credit rating on the existing senior notes of Teck Metals should the Separation proceed.

Assuming a US$185/tonne long-term benchmark steelmaking coal price and a CAD/US dollar exchange rate of 1.30, the Transition Capital Structure could be fully paid in approximately 11 years, and it is estimated that Teck Metals’ 87.5% interest in the Transition Capital Structure will provide pre-tax proceeds to Teck Metals of $12 billion over time. Through its interest in the Transition Capital Structure, Teck Metals will also be able to participate in any HCC pricing upside during the minimum term of the EVR Royalty.

Significant Equity Value Accretion Potential for EVR

The Transition Capital Structure was designed to permit EVR to be well-capitalized while providing significant cash flows to Teck Metals during the transition period. It is expected that the use of EVR’s cash flow from operations will be prioritized to ensure resiliency of operations, including capital investments and fixed annual contributions to a new Environmental Stewardship Trust, which will provide for long-term environmental obligations. The Transition Capital Structure has parameters built in to provide EVR with resiliency in periods of low steelmaking coal prices. It is expected that the EVR Royalty payments and EVR Preferred Shares redemptions will be payable out of 90% of Free Cash Flow, and payments under the Transition Capital Structure will not be permitted to be made if EVR and its subsidiaries do not have an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve). Once the Transition Capital Structure is paid, EVR will retain 100% of its free cash flow. The Special Committee and the Board believe that EVR has significant equity value accretion potential over time as the Transition Capital Structure is paid.

Participation by Long-term Partners

In connection with the Separation, Teck’s steelmaking coal joint venture partners and major customers, NSC and POSCO, agreed to exchange their minority interests in the Elkview and Greenhills operations for interests in EVR, which allows the termination of existing joint venture arrangements with respect to Elkview and Greenhills operations, and consolidates EVR’s ownership of these projects, enhancing operational flexibility.

Additionally, NSC has agreed to invest $1.025 billion in cash payable, directly or indirectly, to Teck Metals for an increased interest in the outstanding EVR Common Shares and the Transition Capital Structure. This significant cash payment further strengthens Teck Metals’ ability to invest in its copper growth program. The exchange of NSC’s minority interest in the Elkview operations plus its investment of $1.025 billion implies an EVR enterprise value of approximately $11.5 billion. Furthermore, the arm’s length negotiations of the terms of these minority investments provided the Special Committee and the Board with an indication of the fair value of EVR. It is the Special Committee’s and the Board’s view that the cornerstone investments from these long-standing partners validate the value of the Steelmaking Coal Assets and the robust demand resilience for high-quality steelmaking coal. This participation by EVR’s major customers also highlights the long-term, critical importance of high-quality steelmaking coal to build essential infrastructure globally.

Responsible Separation and the Environmental Stewardship Trust

It is the Special Committee’s and the Board’s view that a responsible separation from the Steelmaking Coal Assets is in the best interests of Teck and consistent with the expectations of its stakeholders. The expected continuation of key members of management at EVR ensures continuity and ongoing commitment to social and environmental responsibility.

EVR will remain committed to responsible operations, engaging with Indigenous Peoples, achieving net-zero Scope 2 emissions operations by 2025 and nature positive by 2030, maintaining industry-leading water management practices, and contributing to the economies of B.C. and Canada. As part of the Separation, EVR will establish the Environmental Stewardship Trust, which will be funded by EVR through escalating fixed annual contributions to fully fund its reclamation commitments and prioritize the acceleration of reclamation efforts. It is currently expected that contributions to the Environmental Stewardship Trust will be funded through escalating fixed annual contributions until fully funded, starting at $50 million and reaching $230 million per year in 2037. It is also expected that EVR will obtain letters of credit in the aggregate amount of up to $850 million and letters of guarantee in the aggregate amount of up to $500 million in support of, reclamation obligations, among other things.

Consistent with Reasonable Expectations of Stakeholders

The Special Committee and the Board have considered the expectations of all of Teck’s stakeholders and believe the terms of the Separation are consistent with those expectations, including in respect of ESG considerations. Management has engaged in discussions with Teck Shareholders, employees, the provincial government, Natural Resources Canada, and the Ktunaxa Nation

Council, among others, to ensure clear communication of the value of the Separation and the structural supports in place to ensure a responsible exit by Teck from its steelmaking coal operations, a smooth transition and continuity of responsible operating and ESG practices, and the long-term viability of EVR.

Decentralized Operations Facilitate Transaction

The Special Committee and the Board believe the decentralized operating nature of Teck will facilitate an orderly reorganization and separation of the businesses, with minimal impacts to employment and minimal transaction dis-synergies. Teck’s current organizational structure also facilitates an orderly reorganization and separation of the business, given that the Steelmaking Coal Assets are generally held through specific entities, minimizing the need to de-link Steelmaking Coal Assets and related liabilities from Teck’s other assets and liabilities.

Choice of Consideration

The Special Committee and the Board determined to provide Teck Shareholders the option to elect to receive a maximum amount of cash in lieu of EVR Common Shares in order to provide liquidity for Teck Shareholders who either cannot or do not wish to hold EVR Common Shares. Accordingly, Teck Shareholders as of the applicable distribution record date will be able to elect to maximize the amount of cash or EVR Common Shares they receive, subject to proration, through an election process. If the Separation is completed, Teck Shareholders will receive EVR Common Shares, cash or a combination thereof determined in accordance with the Separation Plan of Arrangement. Subject to the outcome of the election, allocation and proration provisions of the Separation Plan of Arrangement, the default distribution that Teck Shareholders will be entitled to receive pursuant to the Separation is 0.10 of an EVR Common Share per Teck Share and approximately $0.39 in cash per Teck Share. Teck Shareholders as of the applicable distribution record date who do not duly make an election will be deemed to have elected the maximum number of EVR Common Shares.

Voting Support Agreements

The Separation has the support of the Principal Class A Shareholders, who collectively control 79.7% of the aggregate voting rights attached to the Teck Class A Shares and 0.2% of the aggregate voting rights attached to the Teck Class B Subordinate Voting Shares. The Principal Class A Shareholders have entered into the Voting Support Agreements, pursuant to which they have agreed to vote in favour of the Separation and to elect to receive the maximum number of EVR Common Shares under the Separation.

Approvals and Procedural Fairness

The Special Committee’s and the Board’s unanimous recommendations that Teck Shareholders vote in favour of the Separation are the result of a thorough process that was conducted under the supervision of the Special Committee, which is comprised solely of directors of Teck who are independent of management, as described under the heading “Background to the Separation”. Among other things, the Separation is subject to the following procedural mechanisms:

•	the Special Committee retained and received advice from independent financial advisors and from independent legal counsel;

•

this Information Circular has been prepared and delivered to Teck Shareholders in accordance with applicable securities laws in order to provide sufficient information to permit Teck Shareholders to make an informed decision concerning the Separation;

•

the Separation will become effective only after receiving (a) approval from at least two-thirds of the votes cast by all holders of Teck Class A Shares, voting as a class; and (b) approval from at least two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares, voting as a class; and

•	the Separation must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Separation.

Separation Fairness Opinions

The Special Committee and the Board have received a fairness opinion from BMO to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck Shareholders pursuant to the Separation is fair from a financial point of view to Teck Shareholders. The Special Committee and the Board have also received a fairness opinion from Origin to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck Shareholders pursuant to the Separation is fair from a financial point of view to Teck Shareholders. See “The Separation – Fairness Opinions”,

Other Considerations Related to the Separation

In making their respective determinations and recommendations, the Special Committee and the Board also considered several potential risks (as described in greater detail in the risk factors relating to EVR as set out in Appendix “J” – “Information Concerning

EVR Pro Forma the Separation” and elsewhere in this Information Circular) and mitigating factors resulting from the Separation, including the following:

•

Maximizing Value for Teck Shareholders. The Separation is a complex transaction and requires an analysis of the value of each of Teck’s base metals business and the Steelmaking Coal Assets. The valuation of the Steelmaking Coal Assets is significantly affected by the market price of steelmaking coal, which is cyclical and subject to substantial price fluctuations. Steelmaking coal valuation assumptions have fluctuated significantly over the course of the Special Committee’s and the Board’s analysis of the Separation. Market prices can be affected by numerous factors beyond Teck’s or EVR’s control, as further described in the risk factors relating to EVR as set out in Appendix “J” – “Information Concerning EVR Pro Forma the Separation” and elsewhere in this Information Circular. The potential impact of decreased steelmaking coal prices is a risk common to both the status quo and the Separation. In determining the appropriate amount and terms of the Transition Capital Structure, the Special Committee, the Board and their financial advisors considered several factors, including but not limited to, maximizing cash flow to Teck Metals in order to fund base metals development opportunities, achieving separation of Teck Metals from the Steelmaking Coal Assets, the establishment of Teck Metals and EVR as standalone entities and tax considerations.

•

Flow-Back. The Special Committee and the Board considered the potential of flow-back upon commencement of trading of the EVR Common Shares, and the desirability of implementing a liquidity mechanism to mitigate flow-back and potentially adverse impact on the trading price of the EVR Common Shares. The election process pursuant to the Separation Plan of Arrangement is intended to help address these issues immediately following the Separation. The Special Committee and the Board determined to provide Teck Shareholders the option to elect to receive a maximum amount of cash in lieu of EVR Common Shares in order to provide liquidity for Teck Shareholders who either cannot or do not wish to hold EVR Common Shares. However, elections are subject to allocation and proration provisions, as well as fractional and rounding adjustments, and actual distributions to Teck Shareholders as of the applicable distribution record date will be determined in accordance with the Separation Plan of Arrangement. Depending on the results of the election process, cash electing Teck Shareholders may still receive some EVR Common Shares, and share electing Teck Shareholders may still receive some cash.

•

Loss of Control Over EVR Operations. Following the Separation, Teck will no longer have control over the steelmaking coal operations. Teck believes that the continuing role of certain existing Teck management team members in management of EVR, together with EVR’s experienced board of directors, will result in continued responsible stewardship of the Steelmaking Coal Assets following the Separation. However, the Special Committee considered that if the EVR management team or board experiences significant turnover, this could potentially result in reduced operating standards. It is the Special Committee’s and the Board’s view that this risk is mitigated by the highly regulated environment in which EVR operates and the Environmental Stewardship Trust, as further described above, and the protections and covenants to be provided to the holders of the EVR Royalty and EVR Preferred Shares described below under “– Information Concerning EVR Pro Forma the Separation – Investment Covenant Agreement”.

RECOMMENDATION OF THE SPECIAL COMMITTEE

The Special Committee has unanimously determined that the Separation is in the best interests of Teck and is fair to Teck Shareholders. As a result, the Special Committee unanimously recommended that the Board (i) approve the Separation; and (ii) recommend the Separation for approval by Teck Shareholders.

RECOMMENDATION OF THE BOARD

The Board has unanimously determined that the Separation is in the best interests of Teck and is fair to Teck Shareholders. The Board unanimously recommends that Teck Shareholders vote FOR the Separation Resolution.

VOTING SUPPORT AGREEMENTS

Each of the Principal Class A Shareholders entered into a Voting Support Agreement pursuant to which, among other things, each such shareholder agreed, subject to the terms and conditions of the Voting Support Agreements, to vote or cause to be voted the Teck Shares owned, directly or indirectly, by each such shareholder, and any Teck Shares subsequently acquired, directly or indirectly, by each such shareholder in favour of the Separation Resolution.

The Principal Class A Shareholders collectively own an aggregate of 6,187,880 Teck Class A Shares and 1,057,812 Teck Class B Subordinate Voting Shares, representing approximately 79.7% of the Teck Class A Shares and 0.2% of the Teck Class B Subordinate Voting Shares, respectively, as of the Meeting Record Date. Pursuant to the Voting Support Agreements, each such shareholder has elected to receive the maximum number of EVR Common Shares that may be distributed to them in connection with the Separation.

Pursuant to the Voting Support Agreements, in addition to agreeing to vote the Teck Shares it owns, directly or indirectly, in favour of the Separation, each of the Principal Class A Shareholders, among other things, agreed that prior to the termination of its obligations in respect of the Separation and Dual Class Amendment, as applicable, they would: (i) not dispose of any Teck Shares;

(ii) not requisition a meeting of securityholders of Teck; and (iii) vote against any action proposed by any securityholder of Teck or any other Person which is inconsistent with the Separation or would reasonably be regarded as being likely to prevent, delay or reduce the likelihood of the successful completion of the Separation.

Each of the Principal Class A Shareholders’ obligations in respect of the Separation will terminate upon the earliest to occur of: (i) written notice by the shareholder to Teck, if without the prior written consent of the shareholder, the Separation Plan of Arrangement has been varied in a manner that (x) would require approval of the Court had such variation been proposed after having received approval for the Separation by Teck Shareholders at the Meeting, and (y) is adverse to the shareholder; (ii) the date on which the Arrangement Agreement is terminated in accordance with its terms; (iii) the Separation Effective Time; (iv) September 30, 2023; and (v) the mutual agreement in writing of the shareholder and Teck.

In addition, each of SMM and Dr. Norman B. Keevil has agreed pursuant to the Voting Support Agreements not to transfer the EVR Common Shares received by such shareholder in connection with the Separation, including EVR Common Shares they may receive, directly or indirectly, from Temagami, for a period of 18 months following the Separation Effective Time, subject to limited customary exceptions.

INTENTION OF TECK DIRECTORS AND EXECUTIVE OFFICERS

All of the directors and executive officers of Teck have indicated that they intend to vote FOR the Separation Resolution, FOR the EVR Stock Option Plan Resolution and FOR the EVR Shareholder Rights Plan Resolution. As at March 7, 2023, such directors and executive officers beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate 207,611 Teck Class B Subordinate Voting Shares representing approximately 0.04% percent of the outstanding Teck Shares.

FAIRNESS OPINIONS

In connection with the evaluation by the Board and the Special Committee, the Board and the Special Committee considered, among other things, opinions from each of BMO and Origin in respect of the fairness, from a financial point of view, to Teck Shareholders of the consideration to be received by Teck Shareholders pursuant to the Separation. The following summary of the Separation Fairness Opinions are qualified in their entirety by reference to the full text of the Separation Fairness Opinions, copies of which are attached as Appendix “F” to this Information Circular. Teck Shareholders are urged to, and should, read the Separation Fairness Opinions in their entirety. The Separation Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Separation Resolution.

BMO Fairness Opinion

Pursuant to an engagement letter dated February 10, 2023 and effective April 15, 2022, the Special Committee engaged BMO to act as financial advisor to the Special Committee to assist in connection with its review of strategic alternatives related to the steelmaking coal business.

At a joint meeting of the Board and the Special Committee held on February 18, 2023, BMO delivered its verbal opinion, subsequently confirmed by a written opinion dated February 18, 2023 (the “BMO Separation Fairness Opinion”), that, as at that date, based upon and subject to the assumptions, explanations and limitations set out in such written opinion, the consideration to be received by Teck Shareholders pursuant to the Separation is fair, from a financial point of view, to Teck Shareholders.

A copy of the BMO Separation Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO in rendering its opinion, is attached as Appendix “F”. Teck Shareholders are urged to, and should, read the BMO Separation Fairness Opinion in its entirety.

BMO will receive a fee in connection with its services, including for the preparation and delivery of the BMO Separation Fairness Opinion. A substantial portion of the fee payable to BMO is contingent upon the completion of the Separation. Teck has agreed to reimburse BMO for certain expenses and to indemnify it against certain liabilities arising out of or in connection with its engagement, including certain liabilities under securities laws.

The BMO Separation Fairness Opinion addresses only the consideration to be received by Teck Shareholders, is for the information of the Board and the Special Committee in connection with their consideration of the proposed Separation and does not constitute a recommendation as to how Teck Shareholders should vote at the Meeting.

Origin Fairness Opinion

Pursuant to an engagement letter dated January 5, 2023, the Special Committee engaged Origin to act as an independent financial advisor to the Special Committee to provide the Special Committee and the Board with an opinion as to the fairness of the Separation.

At a joint meeting of the Board and the Special Committee held on February 18, 2023, Origin delivered its verbal opinion, subsequently confirmed by a written opinion dated February 18, 2023 that, as at that date, based upon and subject to the assumptions, explanations and limitations set out in such written opinion, the consideration to be received by Teck Shareholders pursuant to the Separation is fair, from a financial point of view, to Teck Shareholders.

In considering the fairness of the consideration to be received by Teck Shareholders from a financial point of view, pursuant to the Separation, Origin conducted and reviewed certain analyses of Teck and the market based on the methodologies and assumptions that Origin considered appropriate in the circumstances for the purposes of providing its opinion. In the context of the opinion, Origin principally considered and relied upon the following:

•	Review and analysis of the value of Teck’s steelmaking coal and base metals assets prior to the Separation compared to the combined value of Teck Metals and EVR after the Separation; and

•	Review and analysis of the new costs, savings and structural impacts resulting from the Separation.

Although not forming part of its financial analysis, Origin considered a number of other factors in arriving at its opinion, including the following:

•

The historical trading prices of the Teck Class B Subordinate Voting Shares on the TSX and NYSE and the historical trading prices of the Teck Class A Shares on the TSX relative to its sum-of-the-parts value;

•	Historical performance and analysis of prior spinout transactions in the coal sector;

•	Forward financial performance estimates of Teck, as reflected in equity research analysts’ reports available to Origin;

•	Sensitivity analysis of cash flows and value under different commodity price assumptions; and

•	The potential impact of the Dual Class Amendment.

A copy of the Origin Separation Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by Origin in rendering its opinion, is attached as Appendix “F”. Teck Shareholders are urged to, and should, read the Origin Separation Fairness Opinion in its entirety. The Origin Separation Fairness Opinion is not a recommendation as to how Teck Shareholders should vote with respect to the Separation. Origin has not prepared a formal valuation or appraisal of Teck or any of its securities or assets, and the Origin Separation Fairness Opinion should not be construed as such. In addition, the Origin Separation Fairness Opinion does not address the relative merits of the Separation as compared to other transactions or business strategies that might be available to Teck, nor does it address the underlying business decision to implement the Separation or any other term or aspect of the Separation or the Arrangement Agreement or other agreement entered into or amended in connection with the Separation. Origin expresses no opinion with respect to future trading prices of securities of Teck or EVR.

Origin will receive a fixed fee in connection with its services, including for the preparation and delivery of the Origin Separation Fairness Opinion. The fees payable to Origin are not contingent upon the conclusions reached by Origin in the Origin Separation Fairness Opinion or on the completion of the Separation. Teck has agreed to reimburse Origin for certain expenses and indemnify Origin against certain liabilities arising out of or in connection with Origin’s engagement, including certain liabilities under securities laws.

The Origin Separation Fairness Opinion addresses only whether the consideration to be received by Teck Shareholders pursuant to the Separation is fair, from a financial point of view, to Teck Shareholders, is for the information of the Board and the Special Committee in connection with their consideration of the proposed Separation and does not constitute a recommendation as to how any Teck Shareholders should vote at the Meeting.

SEPARATION RESOLUTION

At the Meeting, Teck Shareholders will be asked to consider and, if deemed appropriate, to approve the Separation Resolution, the full text of which is attached as Appendix “A” to this Information Circular.

In order for the Separation Resolution, which is a special resolution of Teck Shareholders, to be passed, it must be approved by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting as a class; and (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting as a class. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the Separation Resolution.

The Board recommends that you vote FOR the Separation Resolution.

ARRANGEMENT AGREEMENT

The following summarizes the material provisions of the Arrangement Agreement that Teck and EVR entered into on February 21, 2023. The rights and obligations of Teck and EVR are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Information Circular. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under Teck’s profile.

Representations, Warranties and Covenants

The Arrangement Agreement includes certain representations and warranties of each party to the other including representations and warranties relating to organization, corporate power and authority and execution and binding obligation.

Pursuant to the Arrangement Agreement, the parties have agreed to use commercially reasonable efforts to satisfy all conditions precedent to completion of the Separation.

Conditions Precedent

The obligations of Teck to complete the Separation (subject to its right to terminate the Separation at any time prior to the Separation Effective Date) are subject to the satisfaction, or waiver by Teck, of certain conditions precedent, including the following:

(i)

the interim order in respect of the Separation (the “Interim Separation Order”) shall have been obtained in form and substance satisfactory to Teck and it shall not have been set aside, amended or varied in a manner unacceptable to Teck, whether on appeal or otherwise;

(ii)	the required Teck Shareholder approval of the Separation Resolution shall have been obtained in accordance with the Interim Separation Order and applicable laws;

(iii)	the required Teck Shareholder approval of the EVR Stock Option Plan Resolution shall have been obtained;

(iv)

the Final Separation Order shall have been obtained in form and substance satisfactory to Teck and it shall not have been set aside, amended or varied in a manner unacceptable to Teck, in its sole discretion, whether on appeal or otherwise;

(v)

the Separation Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Teck shall have been accepted for filing by the Director together with the Final Separation Order;

(vi)

all consents, orders, rulings, approvals, opinions and assurances required or necessary, as determined by Teck, to complete the Separation shall have been obtained or received and none of the consents, orders, rulings, approvals, opinions or assurances contemplated in the Arrangement Agreement shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by Teck, in its discretion;

(vii)

no action shall have been instituted and be continuing on the Separation Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Separation and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties shall have been issued and remain outstanding;

(viii)	no law shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Separation;

(ix)	the EVR Common Shares shall have been conditionally approved for listing on the TSX; and

(x)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

The conditions precedent to the completion of the Separation in the Arrangement Agreement will be deemed to be satisfied or waived on the filing of the Separation Articles of Arrangement.

The obligation of each party to complete the Separation is subject to the satisfaction or waiver of the following mutual conditions precedent (which may be waived by each party): (i) the obligations, covenants and agreements of the parties to be performed on or before the Separation Effective Date shall have been duly performed in all material respects; and (ii) except as set out in the Arrangement Agreement or the Separation Plan of Arrangement, the representations and warranties of the parties shall be true and correct in all material respects on the Separation Effective Date (except for such representations and warranties which refer to or are made as of another specified date, the accuracy of which will be determined as of that specified date).

Amendments

Subject to the terms of the Interim Separation Order, the Separation Plan of Arrangement and applicable law, the Arrangement Agreement may be amended at any time and from time to time before and after the Meeting, but not later than the Separation Effective Date, by written agreement of Teck and EVR. It is possible that market or other conditions could make it imprudent to proceed with the Separation or make it advisable to otherwise amend the Arrangement Agreement or the Separation Plan of Arrangement. In addition, it is also possible that the Board may determine that it is appropriate that amendments be made. The Separation Resolution authorizes the Board to amend, modify or supplement the Separation Plan of Arrangement. See “– Separation Plan of Arrangement – Amendments” with respect to amendments to the Separation Plan of Arrangement.

Termination

Pursuant to the Arrangement Agreement, each party has agreed to use commercially reasonable efforts to complete the transactions contemplated by the Arrangement Agreement. However, the Arrangement Agreement may be terminated at any time by Teck, in the sole and absolute discretion of the Board, whether before or after the Meeting, but prior to the issuance of the Separation Certificate of Arrangement, without the approval of the Teck Shareholders or EVR. In addition, the Arrangement Agreement may be terminated by either Teck or EVR if the Separation Resolution is not approved by Teck Shareholders at the Meeting. The Board considers it appropriate to retain the flexibility not to proceed with the Separation should some event occur after the Meeting and prior to the Separation Effective Date which, in the opinion of the Board, makes it inappropriate to complete the Separation. Accordingly, the Separation Resolution authorizes the Board not to proceed with the Separation and related transactions prior to the issue of a certificate giving effect to the Separation, without prior notice to or approval of Teck Shareholders.

THE SEPARATION AGREEMENT AND OTHER ARRANGEMENTS

The following summary of the Separation Agreement is qualified in its entirety by reference to the terms and provisions of the agreement, a copy of which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under EVR’s profile following the Separation Effective Date. The terms described herein are subject to change at any time prior to or, with the consent of EVR and Teck Metals, after the Separation Effective Date.

In connection with the Separation, Teck and EVR will enter into the Separation Agreement and certain ancillary agreements. The terms of the Separation Agreement and such ancillary agreements have not been finalized prior to the printing and mailing of this Information Circular and changes, some of which may be material, may be made to such agreements prior to the Separation Effective Date.

The Separation Agreement will set forth the agreement between Teck and EVR with respect to the transfer of the Steelmaking Coal Assets from Teck to EVR on an “as is, where is” basis, and the assumption of all liabilities related to the Steelmaking Coal Assets by EVR, and it will also provide for certain transitional arrangements governing the relationship between Teck and EVR following the Separation. The Separation Agreement will also allocate between Teck and EVR responsibility and liability for legal actions existing at the Separation Effective Time based on whether such legal actions relate primarily to the Steelmaking Coal Assets (on the one hand) or the businesses and assets retained by Teck (on the other hand). With respect to outstanding legal actions that affect both Teck and EVR or their respective businesses, the Separation Agreement will generally provide that each party will be liable for its proportionate share of the expenses and liabilities and be entitled to receive its proportionate share of any amounts awarded as proceeds, settlements, judgments and awards based on each party’s respective interests/fault.

The Separation Agreement will generally provide for a full and complete mutual release and discharge of all liabilities existing or arising from all acts, events and conditions occurring or existing on or before the Separation Effective Date, between EVR or any of its affiliates, on the one hand, and Teck or any of its affiliates (other than EVR and its affiliates), on the other hand, except as will expressly be set forth in the Separation Agreement.

Under the terms of the Separation Agreement, EVR will generally agree to indemnify Teck and its affiliates from and against any liabilities that, among other things, are primarily attributed to the Steelmaking Coal Assets and all liabilities related to the Steelmaking Coal Assets, whether arising or accruing at, prior to or after the Separation Effective Time and whether the facts on which such liability is based occurred at, prior to or after the Separation Effective Time. The Separation Agreement will contain a reciprocal indemnity under which Teck will generally agree to indemnify EVR and its affiliates from and against any liabilities relating to, among other things, the businesses, assets and liabilities retained by Teck. Teck and EVR will also indemnify each other with respect to non-performance of their respective obligations under the Separation Agreement.

The transfer of the Steelmaking Coal Assets will be effective as at the Separation Effective Time, and will be implemented in accordance with the Separation Agreement and the Separation Plan of Arrangement. However, to the extent that certain of the legal documentation necessary to evidence any of the transfers contemplated by the Separation Agreement have not been completed on or prior to the Separation Effective Time, EVR and Teck Metals will agree under the Separation Agreement to cooperate to complete such legal documentation following the Separation Effective Time. In addition, each of EVR and Teck Metals will agree under the Separation Agreement to cooperate with each other and use reasonable commercial efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Other matters provided for by the Separation Agreement are expected to include, among other things, access to books and records, confidentiality, and dispute resolution.

Following the Separation, Teck Metals and EVR will be independent of each other to the greatest extent practicable. While the owners of both companies will initially be the Teck Shareholders, there is not expected to be any overlap in the directors, management or employees of Teck and EVR following the Separation. However, for a limited transition period, Teck and EVR will provide certain services to one another pursuant to the Transition Services Agreement, which services are expected to be limited to those matters which, for practical reasons, Teck or EVR, as applicable, cannot feasibly self-perform or outsource to third parties as of the Separation Effective Time. The contractual arrangements between Teck and EVR post-Separation are expected to be limited to: (a) their respective rights and obligations under, among others, the Separation Agreement and ancillary agreements contemplated thereby, including agreements dealing with certain employee matters (the “Employee Matters Agreement”), certain intellectual property matters and the provision by each party to the other of certain services, on a transitional basis (the “Transition Services Agreement”); (b) the Transition Capital Structure, including Teck Metals’ interest in the EVR Royalty and the EVR Preferred Shares and the contractual arrangements pursuant to the Investment Covenant Agreement; and (c) the Environmental Stewardship Program Agreement under which EVR will fund the EST through escalating fixed annual contributions until fully funded, starting at $50 million and reaching $230 million per year in 2037, for long-term environmental obligations related to the Steelmaking Coal Assets and to prioritize the acceleration of reclamation efforts.

AGREEMENTS WITH THIRD PARTIES

In connection with the Separation, Teck and EVR have entered into certain agreements with Teck’s steelmaking coal joint venture partners, NSC and POSCO. As a result of these transactions, EVR will own 100% of its steelmaking coal operations following the Separation.

NSC Transaction

NSC currently owns an indirect 2.5% interest in the Elkview mine (through its limited partnership interest in the Elkview Mine Limited Partnership). Pursuant to an investment agreement dated February 21, 2023 entered into with NSC (the “Investment Agreement”) and subject to the approval of the Brazilian Administrative Council for Economic Defense (“CADE”), NSC has agreed to (i) receive EVR Common Shares and EVR Preferred Shares for its existing 2.5% minority interest in the Elkview mine (the “NSC Swap”) and (ii) acquire an interest in the EVR Royalty and subscribe for EVR Preferred Shares for an aggregate payment of $1.025 billion in cash ultimately payable to Teck (the “NSC Investment” and together with the NSC Swap, the “NSC Transaction”). With the proceeds of the subscription for EVR Preferred Shares by NSC, EVR will redeem certain of the EVR First Preferred Shares held by Teck by way of a special redemption in accordance with the terms of such shares. See “The Separation – Information Concerning EVR Pro Forma the Separation – Share Capital – EVR Preferred Shares” for further details.

Upon completion of the NSC Transaction, subject to the approval of CADE, NSC will own 10% of the outstanding EVR Common Shares and a 10% interest in the Transition Capital Structure. However, the Investment Agreement provides that if the approval of CADE has not been obtained by the time Teck is prepared to complete the Separation, Teck and/or NSC may determine to either (i) proceed with a modified NSC Transaction, whereby NSC would instead acquire 4.96% of the outstanding EVR Common Shares, a 10% interest in the EVR Preferred Shares, and a 11.02% interest in the EVR Royalty for the NSC Investment and its existing indirect 2.5% interest in the Elkview mine (the “Modified NSC Transaction”); or (ii) not complete the NSC Investment, in which case NSC would receive EVR Common Shares and an interest in the Transition Capital Structure in exchange for its existing 2.5% indirect interest in the Elkview mine, following which NSC would instead own 1.09% of the outstanding EVR Common Shares and a 1.09% interest in the Transition Capital Structure.

CADE’s General Superintendent approved the NSC Transaction without restrictions on March 9, 2023. Following the approval, a 15-day waiting period must expire before the approval becomes definitive. The 15-day waiting period will end on March 24, 2023.

The Investment Agreement contains certain covenants, including that Teck and EVR will use reasonable commercial efforts to complete the Separation (subject to the Board’s right to decide not to proceed with the Separation at any time) and that each of the parties will use commercially reasonable efforts to obtain and maintain all material third party or other consents or waivers and effect all necessary or advisable registrations or filings required by governmental entities in connection with the Separation and agreements contemplated in connection therewith. Teck has also agreed to use reasonable commercial efforts to conduct its steelmaking coal business in the ordinary course, consistent with past practice.

The Investment Agreement contains customary indemnification obligations for breaches of, or any inaccuracy of, any representation or warranty of a party or any breach or non-performance of any covenant to be performed by a party.

If the Board determines that the Separation is no longer in the best interests of Teck and decides not to proceed with the Separation, Teck has agreed, subject to the terms and limitations in the Investment Agreement, to reimburse NSC for all reasonable costs of NSC incurred in connection with the transactions contemplated by the Investment Agreement.

Conditional on the completion of the NSC Investment, EVR and NSC have agreed to enter into (A) an investor rights agreement (the “NSC Investor Rights Agreement”), pursuant to which NSC will be entitled to certain customary rights, including a right to nominate one director to the EVR Board, pre-emptive rights on future securities issuances, and registration rights, and NSC will agree to certain customary transfer and standstill restrictions; and (B) a long-term steelmaking coal offtake rights agreement (the “NSC Offtake Agreement”), continuing NSC’s long-standing commercial arrangements for the purchase of steelmaking coal from the Elk Valley. See “– Information Concerning EVR Pro Forma the Separation”.

Under the terms of the Investment Agreement, in the event that the Modified NSC Transaction is completed, EVR will deem NSC to hold 7.5% of the outstanding EVR Common Shares for purposes of each of the NSC Investor Rights Agreement and NSC Offtake Agreement, up to and until the first to occur of (i) the date that NSC actually holds the minimum percentage required under each of the NSC Investor Rights Agreement and NSC Offtake Agreement and (ii) the date that is fifteen (15) months from the closing of the Separation.

POSCO Transaction

POSCO currently owns an indirect 2.5% minority interest in the Elkview mine (through its limited partnership interest in the Elkview Mine Limited Partnership) and an indirect 20% minority joint venture interest in the Greenhills joint venture. Pursuant to the terms of a transaction agreement dated February 21, 2023 entered into with POSCO (the “Transaction Agreement”), POSCO has agreed to receive a 2.5% interest in EVR Common Shares and a 2.5% interest in the Transition Capital Structure for its existing 2.5% minority interest in the Elkview mine and its existing 20% minority interest in the Greenhills joint venture (the “POSCO Transaction”).

The Transaction Agreement contains certain covenants, including that Teck and EVR will use reasonable commercial efforts to complete the Separation (subject to the Board’s right to decide not to proceed with the Separation at any time) and that each of the parties will use commercially reasonable efforts to obtain and maintain all material third party or other consents or waivers and effect all necessary or advisable registrations or filings required by governmental entities in connection with the Separation and agreements contemplated in connection therewith. Pursuant to the Transaction Agreement, Teck has also agreed that if, while POSCO holds an interest in the EVR Royalty, Teck or its affiliates determine to sell to an arm’s length third party for cash, at least a majority of the interest in the EVR Royalty, Teck will, at POSCO’s request, use commercially reasonable efforts for not more than 30 days to seek to facilitate the substantially concurrent sale by POSCO of its interest in the EVR Royalty to such third party purchaser.

The Transaction Agreement contains customary indemnification obligations for breaches of, or any inaccuracy of, any representation or warranty of a party or any breach or non-performance of any covenant to be performed by a party.

If the Board determines that the Separation is no longer in the best interests of Teck and decides not to proceed with the Separation, Teck has agreed, subject to the terms and limitations in the Transaction Agreement, to reimburse POSCO for all demonstrable out-of-pocket costs of POSCO incurred in connection with the transactions contemplated by the Transaction Agreement.

Conditions of the NSC Transaction and POSCO Transaction

The NSC Swap and the POSCO Transaction are conditional on the completion of the Separation and other customary conditions. The NSC Investment is conditional on completion of the Separation, but the Separation is not conditional on completion of the NSC Investment and the Separation is expected to be implemented even if the NSC Investment does not occur. The NSC Investment is also subject to certain other customary conditions, including there having been no material adverse effect to the steelmaking coal business of Teck and that the EVR Common Shares will have been conditionally approved for listing on the TSX.

ARRANGEMENT MECHANICS

The Arrangement Agreement provides for the implementation of the Separation Plan of Arrangement pursuant to Section 192 of the CBCA. The Separation will become effective on the date of filing of the Separation Articles of Arrangement with the Director.

Provided that the Separation Resolution is passed, the Final Separation Order is granted by the Court and the other conditions precedent to the Separation set out in the Arrangement Agreement are satisfied or waived, the Separation Articles of Arrangement and related documents, in the form prescribed by the CBCA, will be filed with the Director, at such time as Teck deems appropriate, in its sole discretion, and the steps to effect the Separation will occur by operation of law without any further action by the Teck Shareholders.

SEPARATION PLAN OF ARRANGEMENT

The following summary of the principal provisions of the Separation Plan of Arrangement is qualified in its entirety by reference to the Separation Plan of Arrangement which is attached as Appendix “C” to this Information Circular.

Commencing at the Separation Effective Time, the following transactions, among others, will occur and will be deemed to occur in the following sequence:

(a)

each holder of Teck stock options (“Teck Options”) will dispose of the Exercise Price Proportion (as defined below) of the Teck Options held by such holder at the Separation Effective Time (the “First Option Exchange”) to EVR in sole consideration for the grant to such holder of EVR stock options (“EVR Options”) and the exercise price of each EVR Option granted to such holder will be an amount equal to the product of 10 and the Exercise Price Proportion of such holder’s original exercise price of the Teck Options (rounded up to the nearest whole cent) and the Teck Options so disposed will be cancelled. The number of EVR Common Shares to be issued by EVR under the EVR Options will be such that, for every 10 Teck Class B Subordinate Voting Shares the holder would have been entitled to acquire under the Teck Options before exchanging such Teck Options, the holder will become entitled to acquire one EVR Common Share under the EVR Options with any partial number rounded down to the nearest whole number. The EVR Options will otherwise have the same terms as the Teck Options so disposed of, including as to vesting and expiry;

(b)

except in each case as otherwise agreed in writing by Teck and EVR prior to the Separation Effective Date, for the remaining portions of the Teck Options held by holders (after the disposition of the Exercise Price Proportion of the Teck Options held by such holders pursuant to the First Option Exchange) (the “Remaining Teck Options”), such holders thereof will dispose of such Remaining Teck Options as Teck determines in its sole discretion (the “Second Option Exchange”) in sole consideration for the grant to such holder of new Teck Options (“Repriced Teck Options”). The exercise price of each Repriced Teck Option will be an amount equal to (A) the fair market value of a Teck Class B Subordinate Voting Share immediately after the Distribution Record Time less (B) the product of (I) the amount by which one exceeds the Exercise Price Proportion and (II) the amount by which (x) the fair market value of a Teck Class B Subordinate Voting Share immediately before the Distribution Record Time exceeds (y) such holder’s original exercise price of the Teck Option partially exchanged for the Repriced Teck Option (rounded up to the nearest whole cent). The Remaining Teck Options so disposed of pursuant to the Second Option Exchange will be cancelled. The number of Teck Class B Subordinate Voting Shares to be issued by Teck under the Repriced Teck Options will be such that, for each Teck Class B Subordinate Voting Share the holder would have been entitled to acquire under the Teck Options of which the Remaining Teck Option was a remaining portion immediately prior to the First Option Exchange, the holder will become entitled to acquire one Teck Class B Subordinate Voting Share under the Repriced Teck Options. The Repriced Teck Options will otherwise have the same terms as the remaining Teck Options so disposed of, including as to vesting and expiry;

(c)	except in each case as otherwise agreed in writing by Teck and EVR prior to the Separation Effective Date:

(i)

for all Remaining Teck Options that are not disposed of in the Second Option Exchange, the holders thereof will continue to hold their Remaining Teck Options (provided that any aggregation of Remaining Teck Options entitling a holder to a fractional Teck Class B Subordinate Voting Share at a particular exercise price or vesting date will be rounded down to the nearest whole number) and the holders thereof will be granted by Teck such number of new Teck Options (the “Top Up Teck Options”) such that the sum of each such holder’s Remaining Teck Options and Top Up Teck Options equals the number of Teck Options of which the Remaining Teck Options are a remaining portion held by the holder immediately prior to the First Option Exchange, and each Top Up Teck Option will have an exercise price equal to the fair market value of a Teck Class B Subordinate Voting Share immediately after the Distribution Record Time and will otherwise have the same terms as the corresponding Remaining Teck Options, including as to vesting and expiry.

(ii)

each holder of a Teck RSU will be granted one EVR RSU for every 10 Teck RSUs held immediately prior to the Distribution Record Time (with any fractional EVR RSUs rounded down to the nearest whole number);

(iii)

each holder of a Teck PSU will be granted one EVR PSU for every 10 Teck PSUs held immediately prior to the Distribution Record Time (with any fractional EVR PSUs rounded down to the nearest whole number);

(iv)

each DSU EVR Participant holding a Teck DSU will be granted one EVR DSU for every 10 Teck DSUs held immediately before the Distribution Record Time (with any fractional EVR DSUs rounded down to the nearest whole number), and such holder will be deemed to have been terminated under the Teck DSU Plan;

(v)

each DSU EVR Participant will be granted one EVR PDSU for every 10 Teck PDSUs held immediately before the Distribution Record Time, and such holder will be deemed to have been terminated under the Teck PDSU Plan;

(vi)	each holder of a Teck DSU, other than a DSU EVR Participant will be granted an additional number of Teck DSUs, pursuant to the Teck DSU Plan, as is equal to such holder’s DSU Adjustment Number;

(vii)	each holder of a Teck PDSU, other than a DSU EVR Participant will be granted an additional number of Teck PDSUs as is equal to such holder’s PDSU Adjustment Number;

(d)

the articles of incorporation of EVR will be amended to amend the terms of the EVR Common Shares and to create and authorize the issuance of the EVR First Preferred Shares and the EVR Second Preferred Shares;

(e)

the stated capital of the Teck Class A Shares will be increased by the Stated Capital Equalization Amount and the stated capital of the Teck Class B Subordinate Voting Shares will be decreased by the Stated Capital Equalization Amount (the “Stated Capital Equalization Transaction”);

(f)

in accordance with the Separation Agreement, Teck Coal Limited (“TCL”) and 6069789 Canada Inc. (“6069789”) will transfer and assign to New TCP Nominee all of their respective right, title and interest in and to the Excluded Assets (excluding the Cardinal River Property) and New TCP Nominee will assume all Excluded Liabilities of TCL and 6069789 (other than Excluded Liabilities related to the Cardinal River Property);

(g)

in accordance with the Separation Agreement, TCL will transfer and assign to Cardinal River Nominee all of its respective right, title and interest in and to the Cardinal River Property and Cardinal River Nominee will assume all Excluded Liabilities of TCL related to the Cardinal River Property, if applicable;

(h)

in accordance with the Separation Agreement, Teck Coal Partnership (“TCP”) will transfer and assign to EVR all of its right, title and interest to the TCL Shares and the 6069789 Canada Shares (the “Initial TCP Share Transfer”);

(i)

in accordance with the Separation Agreement and subsection 85(2) of the Tax Act, TCP will sell, transfer and assign to EVR all of its right, title and interest in the TCP Steelmaking Coal Rollover Property in consideration and in exchange for (A) EVR granting, and causing TCL and 6069789 to grant, the TCP EVR Royalty Interest pursuant to the EVR Royalty Agreement at the time specified in the Separation Plan of Arrangement, (B) the issuance by EVR to TCP of the TCP EVR Second Preferred Shares, (C) the issuance by EVR to TCP of the Contribution Notes and (D) if the fair market value of the TCP Other Steelmaking Coal Property immediately prior to the TCP Other Steelmaking Coal Property Exchange is less than the Liabilities of TCP (other than Excluded Liabilities) at such time, the assumption of such portion of the Liabilities of TCP as equals the shortfall (collectively, the “TCP Steelmaking Coal Rollover Property Exchange”);

(j)

in accordance with the Separation Agreement, TCP will sell, transfer and assign to EVR all of its right, title and interest in the TCP Other Steelmaking Coal Property in consideration and in exchange for (A) EVR assuming all Liabilities of TCP (other than Excluded Liabilities and Liabilities assumed in connection with the TCP Steelmaking Coal Rollover Property Exchange, if any) and (B) the issuance by EVR to TCP of the TCP WC Notes (collectively, the “TCP Other Steelmaking Coal Property Exchange”);

(k)

in accordance with the Separation Agreement and subsection 85(2) of the Tax Act, EMLP will sell, transfer and assign to EVR all of its right, title and interest in the EMLP Steelmaking Coal Rollover Property in consideration and in exchange for (A) EVR granting the EMLP EVR Royalty Interest pursuant to the EVR Royalty Agreement at the time specified in the Separation Plan of Arrangement, (B) the issuance by EVR to EMLP of the EMLP EVR Common Shares, (C) the issuance by EVR to EMLP of the EMLP EVR First Preferred Shares, (D) the issuance by EVR to EMLP of the EMLP EVR Second Preferred Shares and (E) if the fair market value of the EMLP Other Steelmaking Coal Property immediately prior to the EMLP Other Steelmaking Coal Property Exchange is less than the Liabilities of EMLP (other than Excluded Liabilities) at such time, the assumption of such portion of the Liabilities of EMLP as equals the shortfall (collectively, the “EMLP Steelmaking Coal Rollover Property Exchange”);

(l)

in accordance with the Separation Agreement, EMLP will sell, transfer and assign to EVR all of its right, title and interest in the EMLP Other Steelmaking Coal Property in consideration and in exchange for (A) EVR assuming all Liabilities of EMLP (other than Excluded Liabilities and Liabilities assumed in connection with the EMLP Steelmaking Coal Rollover Property Exchange, if any) and (B) if the fair market value of the EMLP Other Steelmaking Coal Property immediately prior to the EMLP Other Steelmaking Coal Property Exchange exceeds the liabilities assumed by EVR pursuant to the EMLP Other Steelmaking Coal Property Exchange, the issuance by EVR to EMLP of the EMLP WC Note (collectively, the “EMLP Other Steelmaking Coal Property Exchange”);

(m)

there will be added to the stated capital account maintained by EVR for the EVR First Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the EVR First Preferred Shares in respect of the aggregate EVR First Preferred Shares issued to EMLP pursuant to the EMLP Steelmaking Coal Rollover Property Exchange, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(n)

there will be added to the stated capital account maintained by EVR for the EVR Second Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the EVR Second Preferred Shares in respect of the aggregate EVR Second Preferred Shares issued to TCP and EMLP pursuant to the TCP Steelmaking Coal Rollover Property Exchange and the EMLP Steelmaking Coal Rollover Property Exchange, respectively, after taking into account the stated capital added to the EVR First Preferred Shares, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(o)

there will be added to the stated capital account maintained by EVR for the EVR Common Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the EVR Common Shares in respect of the aggregate EVR Common Shares issued to EMLP pursuant to the EMLP Steelmaking Coal Rollover Property Exchange, after taking into account the stated capital added to the EVR First Preferred Shares and EVR Second Preferred Shares, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(p)	each of the Contribution Notes, the TCP WC Notes and, if applicable, the EMLP WC Note will become effective and binding on EVR;

(q)

the EVR Royalty Agreement will become effective and binding on the parties thereto and the EVR Royalty will be granted to TCP as partial consideration for the TCP Steelmaking Coal Rollover Property Exchange and to EMLP as partial consideration for the EMLP Steelmaking Coal Rollover Property Exchange;

(r)

if the EMLP WC Note was issued pursuant to the EMLP Other Steelmaking Coal Property Exchange, EMLP will distribute, as a return of partnership capital, interests in the EMLP WC Note to TCP, NSC, and POSCAN (each a “EMLP WC Note Interest”) in proportion to their respective EMLP Pro Rata Interests;

(s)

TCP will distribute its interest in the EVR Notes to Fording Partnership in consideration for a reduction of partnership capital associated with Fording Partnership’s partnership interest in TCP in an amount equal to the fair market value of TCP’s interest in the EVR Notes;

(t)

Fording Partnership will distribute its interest in the EVR Notes to Teck Resources Coal Partnership in consideration for a reduction of partnership capital associated with Teck Resources Coal Partnership’s partnership interest in Fording Partnership’s in an amount equal to the fair market value of Fording Partnership’s interest in the EVR Notes;

(u)

Teck Resources Coal Partnership will distribute its interest in the EVR Notes to Teck in consideration for a reduction of partnership capital associated with Teck’s partnership interest in Teck Resources Coal Partnership in an amount equal to the fair market value of Teck Resources Coal Partnership’s interest in the EVR Notes;

(v)

Teck will convert the full principal amount outstanding pursuant to the Contribution Notes and the TCP WC Notes into the TCP EVR Common Shares and the TCP EVR First Preferred Shares issuable on conversion pursuant to the terms of the Contribution Notes and the TCP WC Notes and the aggregate TCP EVR Common Shares and the aggregate TCP EVR First Preferred Shares issuable upon the conversion of the full principal amount outstanding pursuant to the Contribution Notes and the TCP WC Notes shall be issued by EVR to Teck; the aggregate principal amounts owing by EVR pursuant to the Contribution Notes and the TCP WC Notes shall be fully extinguished; and the Contribution Notes and the TCP WC Notes will terminate without any further action on the part of the parties thereto;

(w)

if the EMLP WC Note was issued, Teck, POSCAN and NSC will convert the full principal amount outstanding pursuant to the EMLP WC Note into EVR Common Shares issuable on conversion pursuant to the terms of the EMLP WC Note; the EVR Common Shares issuable upon the conversion of the full principal amount outstanding pursuant to the EMLP WC Note shall be issued by EVR to Teck, NSC and POSCAN in accordance with their respective interests in the EMLP WC Note; the aggregate principal amount owing by EVR pursuant to the EMLP WC Note shall be fully extinguished; and the EMLP WC Note will terminate without any further action on the part of the parties thereto;

(x)

there will be added to the stated capital account maintained by EVR for the EVR Common Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the EVR Common Shares in respect of the aggregate EVR Common Shares issued pursuant to the conversion of the Contribution Notes, the TCP WC Notes and the EMLP WC Note, respectively;

(y)

there will be added to the stated capital account maintained by EVR for the EVR First Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the EVR First Preferred Shares in respect of the aggregate EVR First Preferred Shares issued to Teck pursuant to the conversion of the Contribution Notes and the TCP WC Notes, respectively;

(z)

the Initial EVR Share will be sold and transferred to and acquired by EVR for cancellation in exchange for an amount equal to the fair market value thereof, Teck will cease to be the holder of the Initial EVR Share and will cease to have any rights as a holder of the Initial EVR Share, other than the right to receive a cash payment equal to the fair market value therefor; EVR will be the transferee of the Initial EVR Share; and the Initial EVR Share will be cancelled;

(aa)

Teck will distribute, on the reorganization of Teck’s business, to the Teck Shareholders of record as at the Distribution Record Time, the Distribution Consideration, in each case in accordance with the allocation mechanics described in the Cash Election section of this Information Circular, in consideration and in exchange for: (i) a reduction of the stated capital maintained in respect of the Teck Class A Shares in an amount equal to the fair market value of the Distribution Consideration so distributed by Teck to the Teck Class A Shareholders; and (ii) a reduction of the stated capital maintained in respect of the Teck Class B Subordinate Voting Shares in an amount equal to the fair market value of the Distribution Consideration so distributed by Teck to holders of Teck Class B Subordinate Voting Shares (the “Teck Class B Subordinate Voting Shareholders”); and

(bb)	the articles of Teck will be amended by changing the name of Teck from “Teck Resources Limited / Resources Teck Limiteé” to “Teck Metals Corp.”

Purpose of the Stated Capital Equalization Transaction

The terms of the Teck Class A Shares and Teck Class B Subordinate Voting Shares require the holders of such shares to be treated equally on distributions and the purpose of the Stated Capital Equalization Transaction is to treat all Teck Shareholders equally for the Distribution. Currently, the stated capital per Teck Class B Subordinate Voting Share exceeds the stated capital per Teck Class A Share and the fair market value of the Distribution Consideration expected to be received by Teck Shareholders for each share exceeds the stated capital per Teck Class A Share. Since it is not possible under the CBCA to return stated capital on the Teck Class A Shares in excess of the stated capital of those shares, and since it is not possible to return stated capital on the Teck Class B Subordinate Voting Shares without returning stated capital on the Teck Class A Shares, it is not possible to distribute the Distribution Consideration to the holders of Teck Class A Shares or Teck Class B Subordinate Voting Shares without first adjusting stated capital. Moreover, unless equalized, the differing stated capital per Teck Class A Share and Teck Class B Subordinate Voting Share could lead to other situations where it would not be possible to effect a return of capital for Teck Shareholders. The Stated Capital Equalization Transaction results in the stated capital per Teck Class A Share increasing and the stated capital per Teck Class B Subordinate Voting Share decreasing, such that the stated capital for each such share becomes equal (the “Stated Capital Equalization Amount”). Teck estimates the Stated Capital Equalization Amount to be approximately $96.5 million, or approximately $12.43 per Teck Class A Share and approximately $0.19 per Teck Class B Subordinate Voting Share.

Amendments

The Separation Plan of Arrangement may be amended, modified or supplemented: (i) prior to or at the Meeting with or without any other prior notice or communication to Teck Shareholders, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Separation Order), such amendment, modification or supplement will become part of the Separation Plan of Arrangement for all purposes; (ii) after the Meeting if agreed to in writing by Teck and EVR, with the approval of the Court and, if and as required by the Court, with the approval by some or all of the Teck Shareholders; and (iii) following the Separation Effective Time, without the approval of the Court, the Teck Shareholders or the EVR Shareholders, provided that it concerns a matter which, in the reasonable opinion of Teck and EVR, is of an administrative nature required to better give effect to the implementation of the Separation Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of Teck Shares or any holder of EVR Common Shares.

CASH ELECTION

Each Distribution Record Date Shareholder will receive, and be deemed to elect to receive, Maximum Share Consideration, unless such Distribution Record Date Shareholder makes an Election to receive, in respect of all of the Teck Shares held by such Distribution Record Date Shareholder, the maximum amount of cash (the “Maximum Cash Consideration”), subject to the allocation and proration provisions and fractional and proration adjustments described herein. Distribution Record Date Shareholders wishing to elect the Maximum Cash Consideration will be required to specify on the Election Form, within a range to be set by the Board prior to the Election Deadline, the Elected Price.

Only Distribution Record Date Shareholders will be entitled to make an Election. Teck will provide advance notice of the Distribution Record Date by means of a news release. Assuming conditions to the Separation are satisfied in a timely manner, it is currently anticipated that the Distribution Record Date will be on or about May 31, 2023.

Distribution Record Date Shareholders who are registered shareholders and wish to make an Election should deposit a duly completed Election Form with the Transfer Agent. The Election Form will contain specific instructions on how to make an Election and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under Teck’s profile and on the Teck website at www.teck.com after the Meeting. Distribution Record Date Shareholders who are non-registered shareholders and who wish to make an Election should contact such shareholder’s investment dealer, stock broker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to make an Election. Election Forms must be received by the Transfer Agent by the Election Deadline. Teck will provide advance notice of the Election Deadline by means of a news release. Assuming conditions to the Separation are satisfied in a timely manner, it is currently anticipated that the Election Deadline will be on or about June 5, 2023. See “– Procedure for Election”.

Any Election Form, once deposited with the Transfer Agent, will be irrevocable and may not be withdrawn by a Distribution Record Date Shareholder. See “– Withdrawal Rights”.

Any Distribution Record Date Shareholder who does not deposit a duly completed Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of the Separation Plan of Arrangement and the Election Form, will be deemed to have elected to receive the Maximum Share Consideration. Any Distribution Record Date Shareholder who wishes to receive the Maximum Share Consideration does not need to submit an Election Form.

The directors and executive officers of Teck have advised that they intend to elect, or be deemed to elect, the Maximum Share Consideration, and the Principal Class A Shareholders have agreed to elect the Maximum Share Consideration. See “ – Voting Support Agreements”.

None of Teck, the Board, the Special Committee or the Transfer Agent makes any recommendation to any Distribution Record Date Shareholder as to whether to make an Election, the Election to make or the Elected Price. Distribution Record Date Shareholders must make their own decisions as to whether to make an Election, the Election to make and, if applicable, the Elected Price.

This Information Circular and Election Form contain important information and should be read carefully before making a decision with respect to the Election.

The following is a summary of certain provisions of the Separation Plan of Arrangement and is qualified in its entirety by reference to the Separation Plan of Arrangement which is attached as Appendix “C” to this Information Circular.

Cash Election Procedures

Distribution Record Date Shareholders wishing to elect to receive the Maximum Cash Consideration will be required to specify on the Election Form the Elected Price, being the lowest amount in cash per EVR Common Share that such Teck Shareholder would be willing to accept in lieu of each EVR Common Share it would otherwise be entitled to receive pursuant to the Separation Plan of Arrangement. The Elected Price will be subject to a minimum and a maximum amount and there may be specified increments within that range (the “Election Range”). Prior to the Election Deadline, Teck will determine the Election Range and the specified increments, if applicable, and announce these by means of a news release. The Election Range is not an assurance or prediction of the actual trading prices of the EVR Common Shares.

Promptly following the Election Deadline, Teck will determine a single price per EVR Common Share (the “Clearing Price”) for purposes of determining distributions to the Distribution Record Date Shareholders given the number of Teck Shares held by Share Electors and the Elected Prices specified in the applicable Election Forms, such that the Clearing Price will be the price at which Cash Electors would receive the lowest number of EVR Common Shares (in the aggregate). Distribution Record Date Shareholders who specify an Elected Price that is equal to or less than the Clearing Price will be “Cash Electors”. Distribution Record Date Shareholders who are not Cash Electors will be deemed to be “Share Electors”. See “– Deemed Share Electors”.

On completion of the Separation, Cash Electors will be entitled to receive, in respect of each Teck Share held by such Cash Elector, (i) an amount in cash determined in accordance with the allocation and proration provisions described herein and (ii) if applicable, a number of EVR Common Shares determined in accordance with the allocation and proration provisions in the Separation Plan of Arrangement. See “– Distribution Allocation”.

If there are no Cash Electors, each Distribution Record Date Shareholder will be entitled to receive, on completion of the Separation, the Default Cash Distribution (as defined below) and the Default Share Distribution (as defined below).

Deemed Share Electors

Distribution Record Date Shareholders will receive, and be deemed to elect to receive, the Maximum Share Consideration, unless such Distribution Record Date Shareholder elects to receive the Maximum Cash Consideration and is a Cash Elector, subject to the allocation and proration provisions and fractional and proration adjustments described herein.

On completion of the Separation, Share Electors will be entitled to receive, in respect of each Teck Share held by such Share Electors, (i) 0.10 of an EVR Common Share, (ii) a number of additional EVR Common Shares determined in accordance with the allocation and proration provisions described herein and (iii) if applicable, an amount in cash determined in accordance with the allocation and proration provisions in the Separation Plan of Arrangement. See “– Distribution Allocation”.

If there are no Cash Electors, Distribution Record Date Shareholders will be entitled to receive, on completion of the Separation, the Default Share Distribution and the Default Cash Distribution.

Any Distribution Record Date Shareholder who does not deposit a duly completed Election Form on or prior to the Election Deadline electing the Maximum Cash Consideration, or otherwise fails to comply with the requirements of the Separation Plan of Arrangement and the Election Form (including any Distribution Record Date Shareholder who specifies an Elected Price that is outside of the Election Range), will be deemed to be a Share Elector.

Additionally, Distribution Record Date Shareholders who are not Cash Electors will be deemed to be Share Electors. See “– Cash Election Procedures”.

Distribution Allocation

Distributions to the Distribution Record Date Shareholders will be determined as set forth in the Separation Plan of Arrangement, and will be based on:

•	the number of Teck Shares that are issued and outstanding at the Separation Effective Time;

•	the Clearing Price;

•	the number of Teck Shares held by Cash Electors;

•	the Default Cash Distribution; and

•	the default share distribution, which is 0.10 EVR Common Share for each Teck Share (the “Default Share Distribution”).

Certain potential allocation scenarios are described below for illustrative purposes, but the actual allocation of the Distribution will be made in accordance with the terms of the Separation Plan of Arrangement. Each allocation scenario assumes, for illustrative purposes:

•	514,491,087 issued and outstanding Teck Shares (being the number of outstanding Teck Shares on the Meeting Record Date);

•	the Default Cash Distribution is approximately $0.39 in cash per Teck Share; and

•	an Election Range of $10.00 to $20.00.

The allocation scenarios should not be considered to be an indication of, and may not reflect, the actual Clearing Price, actual Election Range, actual Elections by the Distribution Record Date Shareholders, actual distributions to the Distribution Record Date Shareholders and actual trading prices of the EVR Common Shares.

Clearing Price in the Middle of the Election Range

In the event the Clearing Price is within the Election Range on the following assumptions, the following distributions to Distribution Record Date Shareholders may occur, subject to fractional and rounding adjustments:

Illustrative Assumptions	Illustrative Distribution to Cash Electors per each Teck Share	Illustrative Distribution to Share Electors per each Teck Share

The following Elections are made:

•  200.0 million Teck Shares held by Cash Electors who elected an Elected Price of $20.00 or less

•  175.0 million Teck Shares held by Cash Electors who elected an Elected Price of $17.50 or less

•  150.0 million Teck Shares held by Cash Electors who elected an Elected Price of $15.00 or less

•  100.0 million Teck Shares held by Cash Electors who elected an Elected Price of $12.50 or less

•  50.0 million Teck Shares held by Cash Electors who elected an Elected Price of $10.00

Clearing Price: $15.00

Number of Teck Shares held by Cash Electors: 150.0 million

Number of Teck Shares held by Share Electors: 364.5 million

An aggregate of $200.0 million in cash and 5.6 million EVR Common Shares would be distributed to Cash Electors, comprised of the following in respect of each Teck Share held by a Cash Elector:

(i)  $0.39, being the Default Cash Distribution,

(ii)   $0.94, in additional cash, and

(iii)  0.04 of an EVR Common Share

An aggregate of 45.9 million EVR Common Shares and no cash would be distributed to Share Electors, comprised of the following in respect of each Teck Share held by a Share Elector:

(i)  0.10 of an EVR Common Share, being the Default Share Distribution, and

(ii)   0.03 of additional EVR Common Shares

Clearing Price at Maximum of the Election Range

In the event the Clearing Price is at the maximum of the Election Range on the following assumptions, the following distributions to Distribution Record Date Shareholders may occur, subject to fractional and rounding adjustments:

Illustrative Assumptions	Illustrative Distribution to Cash Electors per each Teck Share	Illustrative Distribution to Share Electors per each Teck Share

The following Elections are made:

•  75.0 million Teck Shares held by Cash Electors who elected an Elected Price of $20.00 or less

•  60.0 million Teck Shares held by Cash Electors who elected an Elected Price of $17.50 or less

•  45.0 million Teck Shares held by Cash Electors who elected an Elected Price of $15.00 or less

•  30.0 million Teck Shares held by Cash Electors who elected an Elected Price of $12.50 or less

•  15.0 million Teck Shares held by Cash Electors who elected an Elected Price of $10.00

Clearing Price: $20.00

Number of Teck Shares held by Cash Electors: 75.0 million

Number of Teck Shares held by Share Electors: 439.5 million

An aggregate of $179.2 million in cash and no EVR Common Shares would be distributed to Cash Electors, comprised of the following in respect of each Teck Share held by a Cash Elector:

(i)  $0.39, being the Default Cash Distribution, and

(ii)   $2.00, in additional cash

An aggregate of 51.4 million EVR Common Shares and $20.8 million in cash would be distributed to Share Electors, comprised of the following in respect of each Teck Share held by a Share Elector:

(i)  0.10 of an EVR Common Share, being the Default Share Distribution,

(ii)   0.02 of additional EVR Common Shares, and

(iii)  $0.05, in cash

Clearing Price at Minimum of the Election Range

In the event the Clearing Price is at the minimum of the Election Range on the following assumptions, the following distributions to Distribution Record Date Shareholders may occur, subject to fractional and rounding adjustments:

Illustrative Assumptions	Illustrative Distribution to Cash Electors per each Teck Share	Illustrative Distribution to Share Electors per each Teck Share

The following Elections are made:

•  350.0 million Teck Shares held by Cash Electors who elected an Elected Price of $20.00 or less

•  325.0 million Teck Shares held by Cash Electors who elected an Elected Price of $17.50 or less

•  300.0 million Teck Shares held by Cash Electors who elected an Elected Price of $15.00 or less

•  275.0 million Teck Shares held by Cash Electors who elected an Elected Price of $12.50 or less

•  250.0 million Teck Shares held by Cash Electors who elected an Elected Price of $10.00

Clearing Price: $10.00

Number of Teck Shares held by Cash Electors: 250.0 million

Number of Teck Shares held by Share Electors: 264.5 million

An aggregate of $200.0 million in cash and 14.7 million EVR Common Shares would be distributed to Cash Electors, comprised of the following in respect of each Teck Share held by a Cash Elector:

(i)  $0.39, being the Default Cash Distribution,

(ii)   $0.41, in additional cash, and

(iii)  0.06 of an EVR Common Share

An aggregate of 36.7 million EVR Common shares and no cash would be distributed to Share Electors, comprised of the following in respect of each Teck Share held by a Share Elector:

(i)  0.10 of an EVR Common Share, being the Default Share Distribution, and

(ii)   0.04 of additional EVR Common Shares

No Cash Electors

In the event there are no Cash Electors, then all Distribution Record Date Shareholders will be or will be deemed to be Share Electors, and the following distributions to Distribution Record Date Shareholders would occur, subject to fractional and rounding adjustments:

Illustrative Assumptions	Illustrative Distribution to Distribution Record Date Shareholders
Number of Cash Electors: 0 Number of Teck Shares held by Share Electors: 514.5 million

An aggregate of $200 million and 51.4 million EVR Common Shares would be distributed to Distribution Record Date Shareholders, comprised of the following in respect of each Teck Share:

(i)  0.10 of an EVR Common Share, being the Default Share Distribution, and

(ii)   $0.39, being the Default Cash Distribution

No Fractional EVR Common Shares

In no event shall any Distribution Record Date Shareholder be entitled to receive a fractional EVR Common Share. Where the aggregate number of EVR Common Shares to be issued to a Distribution Record Date Shareholder would result in a fraction of an EVR Common Share being issuable (i) the number of EVR Common Shares to be issued to such Distribution Record Date Shareholder shall be rounded down to the closest whole number; (ii) the depositary agent (being the Transfer Agent) will aggregate all such fractional EVR Common Shares (“Fractional EVR Common Shares”) and cause them to be sold in the open market for the account of such Distribution Record Date Shareholders; and (iii) the proceeds that the depositary agent may realize from the sale of such Fractional EVR Common Shares will be distributed, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, to each Distribution Record Date Shareholder entitled thereto pro rata to their respective fractional interests.

Rounding of Cash Consideration

If any cash amount a Distribution Record Date Shareholder is entitled to receive would otherwise include a fraction of $0.01, then such cash amount such Distribution Record Date Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Procedure for Election

Only Distribution Record Date Shareholders will be entitled to make an Election. Teck will provide advance notice of the Distribution Record Date by means of a news release. Assuming conditions to the Separation are satisfied in a timely manner, it is currently anticipated that the Distribution Record Date will be on or about May 31, 2023.

Distribution Record Date Shareholders who are registered shareholders and desire to make an Election should deposit a duly completed Election Form with the Transfer Agent by e-mail at TSXT-corporateactions@tmx.com. The Election Form will contain specific instructions on how to make an Election and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under Teck’s profile and on the Teck website at www.teck.com after the Meeting.

Distribution Record Date Shareholders who are non-registered shareholders and who desire to make an Election should contact such shareholder’s investment dealer, stock broker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to make an Election.

Election Forms must be received by the Transfer Agent by the Election Deadline. Teck will provide advance notice of the Election Deadline by means of a news release. Assuming conditions to the Separation are satisfied in a timely manner, it is currently anticipated that the Election Deadline will be on or about June 5, 2023.

Any Distribution Record Date Shareholder who does not deposit a duly completed Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of the Separation Plan of Arrangement and the Election Form, will be deemed to have elected to receive the Maximum Share Consideration. Any Distribution Record Date Shareholder who wishes to receive the Maximum Share Consideration does not need to submit an Election Form.

Teck reserves the right, if it so elects, in its absolute discretion, to instruct the Transfer Agent to waive or not to waive any and all defects or irregularities in any Election Form and any such waiver or non-waiver will be binding upon the affected Distribution Record Date Shareholders. The granting of a waiver to one or more Distribution Record Date Shareholders does not constitute a waiver for any other Distribution Record Date Shareholders. Teck reserves the right to demand strict compliance with the terms of the Election Form and the Separation Plan of Arrangement. Delivery of the Election Form will be deemed effective only when such Election Form is actually received by the Transfer Agent.

The Transfer Agent will receive reasonable and customary compensation for its services in connection with the Election, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Teck against certain liabilities in certain circumstances.

Withdrawal Rights

Any Election Form, once deposited with the Transfer Agent, will be irrevocable and may not be withdrawn by a Distribution Record Date Shareholder.

Currency

Distribution Record Date Shareholders will receive the applicable cash consideration in Canadian dollars from Teck.

Payment of Consideration

To facilitate the distribution and transfer of the EVR Common Shares to the Distribution Record Date Shareholders who are entitled to receive EVR Common Shares under the Separation Plan of Arrangement, Teck will execute and deliver to the Transfer Agent an irrevocable power of attorney at or prior to the Separation Effective Time, authorizing the Transfer Agent to distribute and transfer the EVR Common Shares to the applicable Distribution Record Date Shareholders and EVR will deliver a treasury order or such other direction to effect such issuance to the Transfer Agent as requested by it. As soon as practicable after the Election Deadline, the Transfer Agent will deliver to each Distribution Record Date Shareholder (who is entitled to receive EVR Common Shares) DRS Statements representing the EVR Common Shares such holder is entitled to pursuant to the Separation.

At or before the Separation Effective Date, Teck shall deposit or cause to be deposited with the Transfer Agent, for the benefit of the applicable Distribution Record Date Shareholders entitled to receive cash, the aggregate cash consideration payable pursuant to the Separation. As soon as practicable after the Election Deadline, the Transfer Agent will deliver to each Distribution Record Date Shareholder who is entitled to receive cash consideration a cheque or other form of immediately available funds representing the cash amount that such holder is entitled to receive under the Separation.

TECK’S NAME CHANGE

On completion of the Separation, Teck will change its name to “Teck Metals Corp.” to better align with Teck’s focus on base metals. Following the name change, it is expected that Teck Shares will continue to trade under their current symbols on the TSX and NYSE.

A change of Teck’s name will not by itself affect in any way the validity of currently outstanding Teck Shares or the trading of the Teck Shares. Teck Shareholders will not be required to surrender or exchange any certificates representing securities of Teck that they currently hold.

TREATMENT OF TECK INCENTIVE AWARDS

The following summary of the treatment of existing incentive awards of Teck pursuant to the Separation Plan of Arrangement is qualified in its entirety by reference to the Separation Plan of Arrangement which is attached as Appendix “C” to this Information Circular and by the fact that Teck and EVR may agree in writing to different treatment prior to the Separation Effective Date.

Teck maintains the following long term incentive award plans: the 2010 stock option plan (the “Teck Option Plan”) providing for the grant of Teck Options and stock appreciation rights, a restricted share unit plan (the “Teck RSU Plan”) providing for the grant of Teck RSUs, a performance share unit plan (the “Teck PSU Plan”) providing for the grant of performance share units (“Teck PSUs”), a deferred share unit plan (the “Teck DSU Plan”) providing for the grant of Teck DSUs and a performance deferred share unit plan (the “Teck PDSU Plan”) providing for the grant of performance deferred share units (the “Teck PDSUs”). The Teck plans are referred to herein as the “Teck LTI Plans” and the awards granted thereunder as the “Teck LTIs”. See Appendix “Q” – “Teck Equity Incentive Plans” to this Information Circular for a summary of the terms of the Teck LTI Plans and outstanding Teck LTIs.

In order to provide for the allocation of Teck’s and its subsidiaries’ directors and employees to each of Teck Metals and EVR in connection with the Separation, and to otherwise reflect the impact of the Separation, certain modifications and adjustments are required to be made to the outstanding Teck LTIs. The purpose of these modifications is to adjust the Teck LTIs and to create comparable EVR plans (the “EVR LTI Plans”) in a manner that, to the extent possible, maintains the value in the existing rights of the holders under the Teck LTIs following completion of the Separation Plan of Arrangement. The intent is for holders of Teck LTIs to hold, after completion of the Separation Plan of Arrangement, Teck LTIs and/or comparable long term incentive awards (“EVR LTIs”) granted under the EVR LTI Plans that provide for substantially the same economic value as their existing Teck LTIs, as well as providing for efficient tax treatment for holders of Teck LTIs, in each case to the extent practicable. The EVR LTIs will include options to acquire EVR Common Shares (“EVR Options”), restricted share units (“EVR RSUs”), performance share units (“EVR PSUs”), deferred share units (“EVR DSUs”), and performance deferred share units (“EVR PDSUs”). There will be no acceleration of vesting or settlement of the Teck LTIs or triggering of change in control provisions or other payments or benefits being made to the directors or employees, officers or directors of Teck in connection with the Separation Plan of Arrangement. However, under the terms of the Teck DSU Plan or Teck PDSU Plan, as applicable, any Teck employee or director who becomes an EVR director or employee in connection with the Separation Plan of Arrangement, and ceases to have an employment-like relationship with Teck Metals, will be treated as terminated under the Teck DSU Plan or Teck PDSU Plan, as applicable, which will require them to redeem their Teck DSUs or Teck PDSUs, as applicable, by December 15, 2024.

Set out below is a summary of the treatment of each type of Teck LTI under the Separation Plan of Arrangement.

Treatment of Outstanding Teck Options

As of the Meeting Record Date, Teck Options to purchase up to an aggregate of 15,630,375 Teck Shares were outstanding under the Teck Option Plan. Among other things, the Teck Option Plan provides that, in the event of any change in the outstanding Teck Class B Subordinate Voting Shares by reason of any stock dividend, split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, such adjustments to the Teck Options shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment shall be binding for all purposes of the Teck Option Plan.

The Board, based on the recommendation of the Special Committee, determined to adjust the outstanding Teck Options and grant to holders of Teck Options new EVR Options pursuant to the Separation Plan of Arrangement in the manner described below. In making its recommendation, the Special Committee considered, among other things, the terms of the Teck Option Plan, analysis provided by Teck’s legal and tax advisors and information and recommendations provided by Teck’s management. The Special Committee also considered that EVR would, in connection with the Separation and assuming the EVR Stock Option Plan Resolution is approved, adopt the EVR Stock Option Plan providing for the grant of EVR Options on substantially the same terms as the Teck Options. See “EVR Stock Option Plan” for a summary of the EVR Stock Option Plan. After taking into account these considerations, and such other factors as it considered appropriate, the Special Committee concluded that adjusting the Teck Options in the manner described below under the Separation Plan of Arrangement (a) is not inconsistent with the provisions of the Teck Option Plan, and (b) reasonably preserves, but does not enhance, the economic benefit to Teck Option Holders pro forma the Separation.

First Option Exchange

Pursuant to the Separation Plan of Arrangement, each holder of Teck Options will dispose of the portion of Teck Options held by such holder at the Separation Effective Time (i.e., immediately prior to the Distribution Record Time) (the “First Option Exchange”) determined in accordance with the following formula (such portion of Teck Options, the “Exercise Price Proportion”):

Fair market value of 0.1 of an EVR Common Share immediately prior to the First Option Exchange

Fair market value of a Teck Class B Subordinate Voting Share immediately prior to the First Option Exchange

The Exercise Price Proportion of the Teck Options disposed of pursuant to the First Option Exchange (the “First Exchange Teck Options”) will be disposed of by each holder thereof to EVR in consideration for the grant to each such holder of EVR Options under the EVR Stock Option Plan (the “First Exchange EVR Options”) having the terms described below.

Exercise Price of the First Exchange EVR Options

The EVR Options granted by EVR to a holder of Teck Options exchanged pursuant to the First Option Exchange will have an exercise price determined in accordance with the following formula (rounded up to the nearest whole cent):

Exercise Price of First Exchange EVR Options	=	10	×	Exercise Price Proportion	×	Original Exercise Price of the First Exchange Teck Options

EVR Common Shares Underlying the First Exchange EVR Options

The number of EVR Common Shares underlying the First Exchange EVR Options will be such that, for every ten (10) Teck Class B Subordinate Voting Shares a holder would have been entitled to acquire under the First Exchange Teck Options before exchanging such First Exchange Teck Options, such holder will become entitled to acquire one EVR Common Share under the First Exchange EVR Options (with any partial number rounded down to the nearest whole number).

Other Terms

Except as noted above, the First Exchange EVR Options will otherwise have the same terms as the First Exchange Teck Options, including as to vesting and expiry.

The First Exchange Teck Options will be cancelled under the Separation Plan of Arrangement.

Second Option Exchange

In respect of the remaining portions of the Teck Options (after the disposition of the First Exchange Teck Options pursuant to the First Option Exchange) (the “Remaining Teck Options”), at the Distribution Record Time, holders of Remaining Teck Options will dispose of such Remaining Teck Options as Teck determines in its sole discretion (the “Second Option Exchange”) in consideration for the grant to each such holder of new Teck Options under the Teck Option Plan (“Repriced Teck Options”) having the terms described below.

Exercise Price of the Repriced Teck Options

The exercise price of each Repriced Teck Option will be determined in accordance with the following formula (rounded up to the nearest whole cent):

Exercise Price of Repriced Teck Option	=	Fair market value of a Teck Class B Subordinate Voting Share immediately after the Distribution Record Time	–	amount by which one (1) exceeds the Exercise Price Proportion	×	amount by which (i) the fair market value of a Teck Class B Subordinate Voting Share immediately before the Distribution Record Time exceeds (ii) the original exercise price of the Remaining Teck Option exchanged for the Repriced Teck Option

Teck Class B Subordinate Voting Shares Underlying the Repriced Teck Options

The number of Teck Class B Subordinate Voting Shares underlying the Repriced Teck Options will be such that, for each Teck Class B Subordinate Voting Share a holder would have been entitled to acquire under the Teck Option that was partially exchanged for the Repriced Teck Options, such holder will become entitled to acquire one (1) Teck Class B Subordinate Voting Share under the Repriced Teck Options (with any partial number rounded down to the nearest whole number).

Other Terms

Except as noted above, the Repriced Teck Options will otherwise have the same terms as the Remaining Teck Options, including as to vesting and expiry.

The Remaining Teck Options so disposed of pursuant to the Second Option Exchange will be cancelled.

Excluded Remaining Teck Options

Teck has the discretion under the Separation Plan of Arrangement to determine that certain Remaining Teck Options will not participate in the Second Option Exchange. For example, a portion of the securities underlying Teck Options granted on or after July 1, 2021 (“Post June 30, 2021 Options”) are non-qualified securities under subsection 110(1.31) of the Tax Act. Teck may exercise its discretion to exclude a portion of the Post June 30, 2021 Options from the Second Option Exchange if, taking into account the advice of its tax advisors, it determines that the Second Option Exchange could result in an adverse impact to certain of the holders of such Post June 30, 2021 Options. It is currently expected as of the date hereof that the number of Remaining Teck Options to be excluded from the Second Option Exchange if Teck exercises its discretion to do so will be approximately 1,350,050.

For all other Remaining Teck Options (i.e., Remaining Teck Options that are not disposed of in the Second Option Exchange), pursuant to the Separation Plan of Arrangement, holders thereof will continue to hold such Remaining Teck Options (provided that any aggregation of Remaining Teck Options entitling a holder to a fractional Teck Class B Subordinate Voting Share at a particular exercise price or vesting date will be rounded down to the nearest whole number) and, immediately following the Distribution Record Time, the holders thereof will be granted by Teck such number of new Teck Options under the Teck Option Plan (the “Top Up Teck Options”) in accordance with the following formula:

Number of Top Up Teck Options	=	Number of Teck Options of which the Remaining Teck Options are a remaining portion held by such holder immediately prior to the First Option Exchange	-	Number of such holder’s Remaining Teck Options held after the Second Option Exchange (rounded down to the nearest whole number as described above)

Each Top Up Teck Option will have an exercise price equal to the fair market value of a Teck Class B Subordinate Voting Share immediately after the Distribution Record Time and will otherwise have the same terms as the other Remaining Teck Options, including as to vesting and expiry.

Treatment of Outstanding Teck RSUs, Teck PSUs, Teck DSUs and Teck PDSUs

As of the Meeting Record Date, 2,614,749 Teck RSUs were outstanding under the Teck RSU Plan, 1,356,838 Teck PSUs were outstanding under the Teck PSU Plan, 2,066,465 Teck DSUs were outstanding under the Teck DSU Plan and 243,835 Teck PDSUs were outstanding under the Teck PDSU Plan. Among other things, each of the Teck RSU Plan, the Teck PSU Plan, the Teck DSU Plan and the Teck PDSU Plan provides that, in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of Teck’s assets to Teck Shareholders, or any other changes affecting the Teck Class B Subordinate Voting Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the applicable Teck LTIs outstanding under the relevant Teck LTI Plan, as determined by the Compensation Committee in its sole discretion.

The Board, on the recommendation of the Special Committee, determined to grant to holders of Teck RSUs and Teck PSUs new EVR RSUs and new EVR PSUs, respectively, pursuant to the Separation Plan of Arrangement in the manner described below under the heading “– Teck RSUs and Teck PSUs”.

In respect of Teck DSUs and Teck PDSUs, the Special Committee was advised that there would be unfavorable tax treatment to the holders of such Teck LTIs if, either, (a) holders of such Teck LTIs who have no employment-like relationship with EVR, or any of its subsidiaries, immediately following completion of the Separation Plan of Arrangement (“Non-EVR Personnel”) were granted EVR DSUs or EVR PDSUs, as applicable, or (b) holders of such Teck LTIs who cease to have an employment-like relationship with Teck Metals and instead become directors or employees of EVR, or any of its subsidiaries, immediately following completion of the Separation Plan of Arrangement (“EVR Personnel”, also referred to in the summary of the Separation Plan of Arrangement above as “DSU EVR Participants”) are not treated as terminated for the purposes of the Teck DSU Plan or the Teck PDSU Plan, as applicable. Accordingly, the Special Committee determined pursuant to the Separation Plan of Arrangement and in accordance with the terms of the Teck DSU Plan and Teck PDSU Plan, issue additional Teck DSUs or Teck PDSUs, as applicable, to Non-EVR Personnel, calculated based on the number of Teck DSUs or Teck PDSUs, as applicable, held and the Distribution Consideration to be distributed for every Teck Share held pursuant to the Separation Plan of Arrangement (i.e., to provide such holders with Teck LTIs having a value that approximates the value that would have been received under the Separation Plan of Arrangement had such holders held a Teck Class B Subordinate Voting Share in lieu of each such Teck LTI). Under the terms of the Teck DSU Plan or Teck PDSU Plan, as applicable, upon completion of the Separation Plan of Arrangement, EVR Personnel will cease to have an employment-like relationship with Teck Metals and will be deemed to have been terminated solely for purposes of the Teck DSU Plan or Teck PDSU Plan, as applicable, and, under the terms of the Teck DSU Plan and the Teck PDSU Plan, as applicable, will be required to redeem their Teck DSUs or Teck PDSUs, as applicable, by December 15, 2024. See below under the heading “– Teck DSUs” and “– Teck PDSUs”.

In making its determination, the Special Committee considered, among other things, the terms of the Teck RSU Plan, the Teck PSU Plan, the Teck DSU Plan and the Teck PDSU Plan, analysis provided by Teck’s legal and tax advisors and information and recommendations provided by Teck’s management. The Special Committee also considered that EVR would, in connection with the Separation, adopt the EVR RSU Plan, the EVR PSU Plan, the EVR DSU Plan and the EVR PDSU Plan, providing for the grant of applicable EVR LTIs on substantially the same terms as the applicable Teck LTIs. See Appendix “J” – “Information Concerning EVR Pro Forma the Separation” for a summary of such EVR LTI Plans and EVR LTIs. After taking into account these considerations, and such other factors as it considered appropriate, the Special Committee concluded that adjusting the Teck RSUs, the Teck PSUs, the Teck DSUs and the Teck PDSUs in the manner described below under the Separation Plan of Arrangement (a) is not inconsistent with the provisions of the applicable Teck LTI Plans, and (b) reasonably preserves, but does not enhance, the economic benefit to holders of such Teck LTIs pro forma the Separation.

Teck RSUs and Teck PSUs

Teck RSUs

Pursuant to and at the time specified in the Separation Plan of Arrangement, except as otherwise agreed to by Teck and EVR prior to the Separation Effective Date, each holder of a Teck RSU will be granted one EVR RSU under the EVR RSU Plan for every ten (10) Teck RSUs held immediately prior to the Distribution Record Time (with any fractional EVR RSUs rounded down to the nearest whole number). The EVR RSUs are expected to have the same terms as the applicable Teck RSUs in respect of which they are granted and there will be no change to the terms of the existing Teck RSUs as a result of the Separation.

Teck PSUs

Pursuant to and at the time specified in the Separation Plan of Arrangement, except as otherwise agreed to by Teck and EVR prior to the Separation Effective Date, each holder of a Teck PSU will be granted one EVR PSU for every ten (10) Teck PSUs held immediately prior to the Distribution Record Time (with any fractional EVR PSUs rounded down to the nearest whole number).

The Compensation Committee has considered the performance period and performance factors applicable to the Teck PSUs and EVR PSUs. Taking into account the advice of its legal and tax advisors and management, the Compensation Committee intends to make certain adjustments to the performance factors of the outstanding Teck PSUs in connection with the completion of the Separation Plan of Arrangement, and it is expected that EVR will establish new performance factors for the EVR PSUs, substantially as follows.

In respect of the outstanding Teck PSUs granted in 2021 (the “2021 Teck PSUs”), it is expected that the Compensation Committee will truncate the performance period of such Teck PSUs to end on the Separation Effective Date (from the current performance period applicable to such Teck PSUs of December 20, 2023). This will involve measuring the achievement of the EBITDA performance metric for such 2021 Teck PSUs as near as practicable to the Separation Effective Date and measuring relative total shareholder return (“TSR”) through to the Separation Effective Date and applying such performance factor to the 2021 Teck PSUs. While the EBITDA and TSR performance factors for such 2021 Teck PSUs will be crystallized on the Separation Effective Date (as of immediately prior to the Distribution Record Time), the payout will continue to be calculated based on the volume-weighted average price (“VWAP”) of the Teck Class B Subordinate Voting Shares on the TSX for the 20 trading days prior to the vesting date of such 2021 Teck PSUs of December 20, 2023.

In respect of the outstanding Teck PSUs granted in fiscal 2022 (the “2022 Teck PSUs”), the grants will be split into two portions, with the first portion determined based on the ratio of the period between grant and the Separation Effective Date relative to the full performance period (the “Pre-Separation Portion”) and the second portion determined based on the ratio of the period between Separation Effective Date and the vesting date of such 2022 Teck PSUs relative to the full performance period (the “Post-Separation Portion”).

In respect of the Pre-Separation Portion of the 2022 Teck PSUs, the performance factor based on the current balanced scorecard framework will be crystallized based on pre-Separation Effective Date performance and will effectively convert the Pre-Separation Portion of the 2022 PSU Grant into Teck RSUs (i.e., Teck LTIs without any performance measures). The Pre-Separation Portion of the 2022 Teck PSUs are expected to still provide for retention value, as the actual payout of such portion of the 2022 Teck PSUs will depend on the VWAP of the Teck Class B Subordinate Voting Shares on the TSX for the 20 trading days prior to the vesting date of such 2022 Teck PSUs on March 1, 2025.

In respect of the Post-Separation Portion of the 2022 Teck PSUs, the balanced scorecard will be adjusted based on the new profile of Teck Metals, taking into account a revised Performance Comparator Group, return on capital, targets for production and cost performance, sustainability progress index, and strategic execution, as determined by the Compensation Committee. For example, in respect of the Performance Comparator Group, it is expected that the coal companies currently included in the relative TSR metric will be eliminated.

In respect of EVR PSUs granted pursuant to the Separation Plan of Arrangement, it is expected that the EVR Board or its applicable committee will develop and apply to such awards specific performance measures using a balanced scorecard that is currently expected to include the following general inputs:

Metric	Weighting
Relative Measure	20%
Financial	20%
Operations	20%
Sustainability	20%
Strategic Objectives	20%

There will be no change to the existing Teck PSUs other than to adjust performance conditions for the Teck PSUs as described above.

Teck DSUs

Pursuant to and at the time specified in the Separation Plan of Arrangement, except as otherwise agreed to by Teck and EVR prior to the Separation Effective Date, each holder of a Teck DSU who will be an EVR Personnel immediately following completion of the Separation Plan of Arrangement will be granted one (1) EVR DSU pursuant to the EVR DSU Plan for every ten (10) Teck DSUs held immediately before the Distribution Record Time (with any fractional EVR DSUs rounded down to the nearest whole number), and such holder will be deemed to have been terminated solely for purposes of the Teck DSU Plan.

Pursuant to and at the time specified in the Separation Plan of Arrangement, except as otherwise agreed to by Teck and EVR prior to the Separation Effective Date, each holder of a Teck DSU who is a Non-EVR Personnel immediately following completion of the Separation Plan of Arrangement will be granted an additional number of Teck DSUs pursuant to the Teck DSU Plan determined by Teck based on the following formula (rounded down to the nearest 0.1 Teck DSU) (the “DSU Adjustment Number”):

[(A x B)/C]

Where:

(1)	“A” is the number of Teck DSUs credited to such holder’s account under the Teck DSU Plan and outstanding immediately before the Distribution Record Time

(2)	“B” is the fair market value immediately prior to the Separation Effective Time of:

0.1 EVR Common Share	+	$200,000,000
Number of Teck Shares issued and outstanding

(3)	“C” is the fair market value of a Teck Class B Subordinate Voting Share immediately following the distribution of the Distribution Consideration under the Separation Plan of Arrangement

There will be no change to the existing Teck DSUs, which will be dealt with in accordance with their terms and the Teck DSU Plan.

Teck PDSUs

Pursuant to and at the time specified in the Separation Plan of Arrangement, except as otherwise agreed to by Teck and EVR prior to the Separation Effective Date, each holder of a Teck PDSU who will be an EVR Personnel immediately following completion of the Separation Plan of Arrangement, will be granted one (1) EVR PDSU for every 10 Teck PDSUs held immediately before the Distribution Record Time, and such holder will be deemed to have been terminated solely for the purposes of the Teck PDSU Plan.

Pursuant to and at the time specified in the Separation Plan of Arrangement, except as otherwise agreed to by Teck and EVR prior to the Separation Effective Date, each holder of a Teck DSU who is a Non-EVR Personnel immediately following completion of the Separation Plan of Arrangement will be granted an additional number of Teck PDSUs as determined by Teck pursuant to the following formula (rounded down to the nearest 0.1 Teck PDSU) (the “PDSU Adjustment Number”):

[(A x B)/C]

Where:

(1)	“A” is the number of Teck PDSUs credited to such holder’s account under the Teck PDSU Plan and outstanding immediately before the Distribution Record Time

(2)	“B” is the fair market value immediately prior to the Separation Effective Time of:

0.1 EVR Common Share	+	$200,000,000
Number of Teck Shares issued and outstanding

(3)	“C” is the fair market value of a Teck Class B Subordinate Voting Share immediately following completion of the distribution of the Distribution Consideration under the Separation Plan of Arrangement

The performance metrics applicable to the Teck PDSUs will be adjusted and the performance metrics applicable to the EVR PDSUs granted pursuant to the Separation Plan of Arrangement will be set in a manner that is consistent with the Teck PSUs and the EVR PSUs, respectively (as described above under “– Teck PSUs”). There will be no change to the existing Teck PDSUs other than to adjust performance conditions for the Teck PDSUs.

Exclusion of Certain Holders of Teck RSUs and Teck DSUs from the Teck LTI Adjustments

As discussed above, the Separation Plan of Arrangement provides Teck and EVR the ability to determine at any time prior to the Separation Effective Date to exclude certain holders of Teck LTIs from participating in certain of the Teck LTI transactions under the Separation Plan of Arrangement. Teck and EVR have determined, with the consent of the applicable holders and for no additional consideration, to exclude any holder of Teck RSUs and Teck DSUs who may be considered “interested parties” of Teck within the meaning of MI 61-101 from participating in these grants. In particular, Dr. Norman Keevil and Mr. Norman B. Keevil, III, will be excluded from the grants of Teck DSUs and EVR RSUs, respectively, pursuant to the Separation Plan of Arrangement. See “Certain Legal and Regulatory Matters – Securities Laws Matters – Canada – Application of MI 61-101” below for further details.

Treatment of Holders of EVR LTIs and Teck LTIs Post-Separation

For greater certainty, (a) each holder of a Teck LTI (other than Teck DSUs and Teck PDSUs (see “– Teck DSUs” and “– Teck PDSUs” above)) at the time of the Separation that, in connection with the Separation, becomes an EVR Personnel shall be permitted, for so long as he or she remains an EVR Personnel, to hold and exercise, as applicable, the Teck LTIs he or she receives or continues to hold pursuant to the Separation Plan of Arrangement in accordance with their terms; and (b) each holder of a Teck LTI that receives an EVR LTI as part of the Separation Plan of Arrangement and, in connection with the Separation, remains a Teck Metals Personnel shall be permitted, for so long as he or she remains a Teck Metals Personnel, to hold and exercise, as applicable, the EVR LTIs he or she receives or continues to hold pursuant to the Separation Plan of Arrangement in accordance with their terms.

Reimbursement Obligations

It is expected that, in connection with the Separation, Teck Metals will agree to be responsible for amounts paid on account of Teck LTIs and EVR LTIs held by persons who are Non-EVR Personnel immediately after the Separation and EVR will agree to be responsible for amounts paid on account of Teck LTIs and EVR LTIs held by persons who are EVR Personnel immediately after the Separation. However, the EVR LTIs (other than EVR Options) are cash settled and paid through payroll and it is expected that EVR may not have payroll capabilities in all the jurisdictions in which Non-EVR Personnel or EVR Personnel who hold EVR LTIs reside. Accordingly, as a practical matter, it is expected that, in connection with the Separation, Teck Metals will agree to administer all payments in respect of the cash-settled EVR LTIs and Teck Metals LTIs, and EVR will agree to pay or reimburse Teck Metals for amounts paid to EVR Personnel on account of cash-settled EVR LTIs and Teck Metals LTIs. In addition, it is expected that, in connection with the Separation, EVR will administer the exercise and settlement of all EVR Options and Teck Metals will administer the exercise and settlement of all Teck Metals Options, with corresponding requirements for EVR to pay or reimburse Teck Metals for any value of the exercise of Teck Metals Options by EVR Personnel, and vice versa.

Ownership by Teck Directors and Executive Officers

As of the Meeting Record Date, the directors and executive officers of Teck and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 207,611 Teck Class B Subordinate Voting Shares, representing approximately 0.04% of the outstanding Teck Shares, and an aggregate of 4,988,628 Teck Options. For more information with respect to the holdings of Teck Shares and incentive awards by directors and executive officers of Teck, see Appendix “P” to this Information Circular.

TREATMENT OF TECK EMPLOYEES AND BENEFIT PLANS

The employee and benefits-related obligations of the steelmaking coal operations (including obligations and liabilities related to the EVR Personnel) will generally be allocated to EVR and the employee and benefits-related obligations of the metals business (including obligations and liabilities related to the Non-EVR Personnel) will generally be allocated to Teck Metals. It is currently expected that the allocation of these employee and benefits-related obligations and liabilities will be provided for in an Employee Matters Agreement that will be entered into between, among others, EVR and Teck Metals in connection with the Separation Agreement.

CERTAIN LEGAL AND REGULATORY MATTERS

Completion of the Separation

Completion of the Separation is subject to the conditions precedent in the Arrangement Agreement having been satisfied or waived, including the following:

(a)	the required Teck Shareholder approval of the Separation Resolution and EVR Stock Option Plan Resolution having been obtained; and

(b)	the Final Separation Order having been obtained.

The Arrangement Agreement provides for the Separation Articles of Arrangement to be filed with the Director at such time as Teck deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or waived. See “The Separation – Arrangement Agreement – Conditions Precedent”.

Timing and Illustrative Timeline

Assuming Teck Shareholder approval of the Separation Resolution and issuance of the Final Separation Order, we expect the Separation to be completed on or about May 31, 2023.

The following is an illustrative timeline assuming completion of the Separation on or about May 31, 2023:

Date	Milestone

April 26	Meeting to approve the Separation

April 28	Hearing to obtain Final Separation Order

May 19	Announcement of Distribution Record Date and Election Range

May 31	Distribution Record Date

May 31	Completion of the Separation

June 5	Election Deadline

June 12	Delivery of DRS Statements and/or cash consideration based on outcome of the election process

Shareholder Approval

The Separation Resolution must be approved by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting as a class; and (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting as a class.

Court Approval

An arrangement under the CBCA requires court approval. Prior to the mailing of this Information Circular, Teck obtained the Interim Separation Order, which provides for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Separation Order is attached as Appendix “H” to this Information Circular.

It is expected that, subject to the approval of the Separation Resolution by Teck Shareholders at the Meeting, an application will be made to the Court for the hearing on the Final Separation Order on April 28, 2023 at 9:45 a.m. (Pacific Time). At the hearing on the Final Separation Order, the Court will determine whether to approve the Separation in accordance with the legal requirements and the evidence before the Court. Participation in the hearing on the Final Separation Order, including who may participate and present evidence or argument and the procedure for doing so is subject to the terms of the Interim Separation Order and any subsequent direction of the Court. A copy of the Notice of Petition for the Final Separation Order is included in this Information Circular.

Stock Exchange Listings

The EVR Common Shares have received conditional listing approval from the TSX. Listing on the TSX is subject to EVR fulfilling all of the original listing requirements of the TSX on or before June 12, 2023. The trading symbol for the EVR Common Shares on the TSX will be “ELK”.

Additionally, EVR has applied to list the EVR Common Shares on the NYSE. Listing on the NYSE will be subject to EVR fulfilling all of the listing requirements of the NYSE.

Securities Law Matters

Canada

Teck has received an order from the British Columbia Securities Commission regarding EVR technical reports that have been prepared by qualified persons who may not be “independent” for purposes of NI 43-101 (the “Technical Report Order”).

The Technical Report Order provides that, subject to certain conditions, EVR will be permitted to file technical reports for its “material” properties (for the purposes of NI 43-101) upon completion of the Separation, that have been prepared by qualified persons that may not be independent of EVR pursuant to NI 43-101.

A copy of Technical Report Order issued by the British Columbia Securities Commission is available at https://www.bcsc.bc.ca.

The EVR Common Shares to be issued pursuant to the Separation will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws. In accordance with applicable securities legislation, the EVR Common Shares may be resold in Canada without restriction, subject to the conditions that no unusual effort is made to prepare the market for the resale or create a demand for the shares and no extraordinary commission or consideration is paid in respect of the resale, and to customary restrictions applicable to distributions of securities held by control persons and persons in “special relationships” to the relevant company.

Application of MI 61-101

Teck is a reporting issuer (or its equivalent) in all the provinces and territories of Canada and, accordingly, is subject to applicable securities laws, including MI 61-101. MI 61-101 is intended to regulate certain corporate transactions, including issuer bids, insider bids, related party transactions and business combinations effected by reporting issuers to ensure the protection and fair treatment of minority securityholders.

The Board considered whether the Separation would constitute a “related party transaction” within the meaning of MI 61-101. While the Separation is a “related party transaction” for purposes of MI 61-101, the Board has determined that it is exempt from the requirements of Part 5 of MI 61-101 pursuant to subparagraph 5.1(k)(i) thereof, because the Separation is a transaction in which the general body of holders in Canada of affected securities of the same class are treated identically on a per security basis and the transaction has no “interested party” for purposes of paragraph (d) of the definition of such term in MI 61-101.

Further, in determining that the transaction has no “interested party” for purposes of paragraph (d) of the definition of such term in MI 61-101, the Board considered that certain related parties of Teck who hold Teck LTIs have agreed to not have their Teck LTIs exchanged or adjusted pursuant to the Separation Plan of Arrangement and therefore are not receiving any “collateral benefit” within the meaning of MI 61-101 that may have otherwise resulted from such incentive award adjustment. In particular, Dr. Norman Keevil and Mr. Norman B. Keevil will be excluded from the grants of Teck DSUs and EVR RSUs, respectively, pursuant to the Separation Plan of Arrangement.

United States

The issuance of the EVR Common Shares to be issued to Teck Shareholders and the EVR Options, Repriced Teck Options and Top Up Teck Options to be issued to holders of Teck Options pursuant to the Separation will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general requirement of registration under the U.S. Securities Act any securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange have been approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued in such exchange have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Separation, including the proposed issuance of EVR Common Shares, cash or combination thereof in exchange for a reduction of the stated capital maintained in respect of the Teck Shares and the proposed issuance of EVR Options, Repriced Teck Options and Top Up Teck Options to be issued to holders of Teck Options. The Court issued the Interim Separation Order on March 23, 2023 and, subject to the approval of the Separation by Teck Shareholders, a hearing on the fairness of the Separation will be held by the Court on or about April 28, 2023. See “– Court Approval”.

The EVR Common Shares issued in the Separation will be freely transferable under U.S. securities laws, except for the EVR Common Shares held by persons who are deemed to be “affiliates” (for purposes of U.S. securities laws) of EVR, which may be resold by them only in accordance with the resale provisions of Rule 144 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. An “affiliate” of a corporation for purposes of U.S. securities laws is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation. Persons who are not “affiliates” of EVR, and have not been affiliates of EVR within 90 days of the Separation may resell the EVR Common Shares without restriction under the U.S. Securities Act upon closing of the Separation.

Teck Shareholders that are U.S. residents or are otherwise subject to laws of the United States are urged to, and should, consult their legal advisors prior to transferring EVR Common Shares.

RISK FACTORS

In addition to the risk factors set out below, additional risk factors relating to Teck’s business are discussed in its Annual Information Form and its Management’s Discussion and Analysis, which risk factors are incorporated herein by reference. Additional risk factors relating to EVR’s business are discussed in Appendix “J” – “Information Concerning EVR Pro Forma the Separation” and the Management’s Discussion and Analysis set out in Appendix “L” to this Information Circular. Teck Shareholders should consider carefully the risk factors set out below as well as the other information contained in and incorporated by reference in this Information Circular in evaluating whether to approve the Separation Resolution.

Pre-Arrangement Consents and Approvals and Financing Arrangements

Teck continues to seek and obtain certain necessary consents and approvals in order to implement and complete the Separation as currently structured. In addition, EVR has arranged, or is in the process of arranging, new financing arrangements for its operations and reclamation obligations after the Separation Effective Date. Teck believes that such consents and approvals will be obtained and EVR will have effected appropriate new financing arrangements prior to the Separation Effective Date. However, if certain approvals and consents are not received or such new financings are not finalized prior to the Separation Effective Date, Teck may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Separation, in order to allow sufficient time to complete such matters, or it may decide not to proceed with the Separation. Failure to receive certain approvals or consents, including in a timely manner, could cause the Separation to occur on terms or conditions that are different or less favourable than expected.

Risks Relating to the Separation

The Separation involves a number of steps and transactions, including obtaining various court and stock exchange approvals. In addition, future financial conditions, superior alternatives or other factors may arise that make it inadvisable to proceed with part or all of the Separation. Any or all of the elements of the Separation may not occur as currently expected or within the time frames that are currently contemplated, or at all.

If, for any reason, the Separation is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Teck Shares may be materially adversely affected. Teck has incurred, and will be responsible for, significant costs relating to the Separation including, among others, financial advisors’ fees, financing fees in respect of EVR, legal and accounting fees, tax advisor fees, printing and mailing costs, proxy solicitation fees, and stock exchange and regulatory filing fees, whether or not the Separation is completed.

Executing the Separation will require significant resources, time and attention from Teck’s senior management and employees, which could cause distractions and divert attention and resources away from other projects and the day-to-day operation of Teck’s business. Teck may also experience increased difficulties in attracting, retaining and motivating management and employees during the pendency of the Separation and following its completion. The Separation, whether or not completed, may also have an adverse impact on Teck’s relationships with its customers, suppliers and other business counterparties.

Teck Metals and EVR may not realize the benefits that Teck anticipates from the Separation for a number of reasons, including, but not limited to, if any of the matters identified as risks in this Risk Factors section and elsewhere in this Information Circular were to occur. If either Teck Metals or EVR do not realize the anticipated benefits from the Separation for any reason, or if the Separation is not completed, their respective businesses may be materially adversely affected.

Distribution is subject to Election, Allocation and Proration Provisions

Pursuant to the Separation, Distribution Record Date Shareholders will receive EVR Common Shares, cash or a combination thereof determined through an election process set forth in the Separation Plan of Arrangement. Distribution Record Date Shareholders will be entitled to elect to receive the Maximum Cash Consideration or the Maximum Share Consideration, however, Elections are subject to allocation and proration provisions, as well as fractional and rounding adjustments, and actual distributions to Distribution Record Date Shareholders will be determined in accordance with the Separation Plan of Arrangement. Depending on the results of the election process, Cash Electors may still receive some EVR Common Shares, and Share Electors may still receive some cash. Distribution Record Date Shareholder who do not duly make an election will be deemed to have elected to receive the Maximum Share Consideration. See “– Cash Election”.

Trading Prices

The trading price of Teck Shares may be lower following the Separation than the trading price of Teck Shares prior thereto, as a result of the reorganization of Teck’s business and other factors, including those beyond Teck’s control, and such price may be volatile and fluctuate for a period of time following the Separation. The combined trading price of EVR Common Shares received pursuant to the Separation and the Teck Shares that Teck Shareholders will continue to own at the time of Separation may be less than, equal to or greater than the trading price of Teck Shares prior to the Separation. If, for any reason, the Separation is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Teck Shares may be materially and adversely effected.

Continuing Relationship and Exposure

Following the Separation, Teck Metals and EVR will provide each other, on a transitional basis, certain services in order to facilitate the orderly transfer of the Steelmaking Coal Assets to EVR. These services may require Teck Metals and EVR to divert their resources from their business, which in turn may negatively impact their business, financial condition and results of operations. The personnel performing services for EVR under the Transition Services Agreement will be employees of Teck Metals and the personnel performing services for Teck Metals under the Transition Services Agreement will be employees of EVR. In the course of performing their respective obligations under the Transition Services Agreement, each of Teck Metals and EVR, as applicable, will allocate certain of its resources and attention of personnel for the benefit of the other party’s business and not their own, which may negatively impact EVR’s or Teck Metals’, as applicable, business, financial condition and results of operations.

Indemnification Obligations

Pursuant to, and subject to the terms and conditions of, the Separation Agreement, EVR will agree to indemnify Teck and its affiliates from and against any liabilities associated with, among other things, the Steelmaking Coal Assets, whether relating to the period, or arising, prior to or after the Separation Effective Time. The Separation Agreement will also contain a reciprocal indemnity under which Teck will agree to indemnify EVR and its affiliates from and against any liabilities relating to, among other things, the businesses and assets retained by Teck. Teck Metals and EVR will indemnify each other with respect to non-performance of their respective obligations under the Separation Agreement. Any claims made against either Teck Metals or EVR that are properly attributable to the other party in accordance with these indemnities would require such party to exercise its rights under the Separation Agreement and obtain payment from the other party. There can be no assurance that the indemnities will be sufficient to protect either Teck Metals or EVR against the full amount of such liabilities, or that Teck Metals or EVR will be able to fully satisfy its indemnification obligations. Any indemnification obligations could materially and adversely affect Teck Metals’ or EVR’s business, cash flows of operations and financial condition.

NSC Investment is subject to satisfaction of customary conditions

Completion of the NSC Investment is not guaranteed and is subject to certain customary conditions. If the NSC Investment is not completed, Teck may determine to proceed with the Separation without the NSC Investment, in which case Teck will not receive the payment of $1.025 billion and NSC will receive EVR Common Shares and an interest in the Transition Capital Structure for its existing 2.5% indirect interest in the Elkview mine, following which NSC would instead own 1.09% of the outstanding EVR Common Shares and a 1.09% interest in the Transition Capital Structure. See “– Agreements with Third Parties – NSC Transaction”.

Teck Metals may not receive Transition Capital Structure payments on the timeline, or in the amounts, currently anticipated

Teck estimates that its 87.5% interest in the Transition Capital Structure will provide pre-tax proceeds to Teck Metals of $12 billion over time. However, following the Separation, Teck Metals will no longer have control over the steelmaking coal operations of/or EVR, and payments under the Transition Capital Structure are based on steelmaking coal revenue of EVR. The results of EVR’s operations will be significantly affected by EVR’s operating costs and by the market price of steelmaking coal, which is cyclical and subject to substantial price fluctuations that are out of EVR’s control. See “Risk Factors – Fluctuations in the market price of steelmaking coal may significantly adversely affect the results of EVR’s operations” in Appendix “J” to this Information Circular. The Transition Capital Structure has parameters built in to provide EVR with resiliency in periods of low steelmaking coal prices, which could reduce the payments Teck Metals receives. Teck Metals (and the other holders of interests in the Transition Capital Structure) do not receive payments until operating expenditures and capital expenditures are paid and required contributions to the Environmental Stewardship Trust have been made. Further, no payments under the Transition Capital Structure will be made if EVR’s Unrestricted Cash balance is less than $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve). Decreased revenues for EVR for any reason, including as a result of decreased coal prices, could result in Teck Metals not receiving Transition Capital Structure payments on the timeline, or in the amounts, anticipated. A delay or reduction in the proceeds from the Transition Capital Structure would impact Teck Metals’ financial condition and ability to fund its growth. This could have a material adverse effect on Teck Metals’ financial condition, operations and business, and could prolong the period of time that the Transition Capital Structure is in place.

Teck Metals remains exposed to environmental liabilities in respect of the Steelmaking Coal Assets

If EVR fails to comply with environmental legislation in its operation of the Steelmaking Coal Assets and fails to pay for its reclamation obligations, Teck Metals may be subject to such obligations as a result of its former ownership and operation of the Steelmaking Coal Assets. Being subject to such reclamation obligations could have a material adverse effect on Teck Metals’ operations, business and financial condition.

The Separation will result in Teck Metals concentrating its business on base metals

The Separation will result in the concentration of Teck Metals’ operations on base metals. This will increase the importance to Teck Metals of certain projects such as QB2 and also increase the adverse impact that certain events at Teck Metals’ operations would have on Teck Metals’ business and financial condition and many of such risks and hazards are out of Teck Metals’ control. Following the Separation, Teck Metals’ sensitivity to fluctuations in the market price of copper and zinc will also increase.

Teck Metals will retain all of the indebtedness of Teck’s outstanding public bonds

As of March 1, 2023, Teck had US$2.48 billion of public bonds outstanding. Teck Metals will retain all of the obligations owing under the public bonds, and there are no repayments or redemptions of those bonds included as part of the Separation. While Teck Metals will retain access to substantial steelmaking coal cash flows under the Transition Capital Structure, there is no guarantee of the amount or timing of payments that will be made to Teck Metals in any period. In addition, Teck Metals’ public bonds mature at various periods, ranging from July 2030 to February 2043, and the Transition Capital Structure is currently expected to be fully paid in advance of Teck Metals’ later maturities. Teck Metals may be unable to generate sufficient cash flow from its own operations to repay its indebtedness after the Transition Capital Structure has been paid, or if payments under the Transition Capital Structure are lower than necessary to repay debt.

Considerations Regarding Taxes, Fees and Royalties

Teck Metals and EVR will each be subject to taxes (including income taxes, mineral taxes and carbon taxes), various fees and royalties imposed by various levels of government. The laws imposing these taxes, fees and royalties are complex, subject to varying interpretations and applications by the relevant authorities and subject to changes and revisions in the ordinary course, including proposed excessive interest and financing expense limitations in the Tax Act and share buyback tax proposals for public corporations in Canada. Such varying interpretations, applications, changes and revisions could apply in a manner that materially and adversely affects Teck Metals’ and/or EVR’s tax and financial position.

Teck may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences of U.S. Holders of Teck Shares

Generally, if for any taxable year 75% or more of Teck’s gross income is passive income, or at least 50% of the average quarterly value of Teck’s assets are held for the production of, or produce, passive income, Teck would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Although not free from doubt, Teck believes that it is not a PFIC for the taxable year ended December 31, 2022. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that Teck will not be a PFIC for the current taxable year or any future taxable year. If Teck is characterized as a PFIC, special, generally unfavorable, U.S. federal income tax rules would apply to U.S. Holders (as defined below), as further described under “– Certain U.S. Federal Income Tax Considerations.” A U.S. shareholder of a PFIC may mitigate these adverse U.S. federal income tax consequences by making an election to treat the PFIC as a QEF (as defined below), or, to a lesser extent, a mark-to-market election. However, Teck does not intend to provide the information necessary for U.S. Holders to make a QEF election if Teck is classified as a PFIC.

Risks Relating to Teck

Whether or not the Separation is completed, Teck will continue to face risks with respect to its business and affairs. Certain of these risks are set out in Teck’s Annual Information Form for the year ended December 31, 2022 under the heading “Risk Factors” and in Teck’s Management’s Discussion and Analysis for the year ended December 31, 2022. The above referenced documents have been filed on SEDAR at www.sedar.com and copies of these documents are available free of charge, upon request to Teck’s Corporate Secretary.

Teck Shareholders should understand that if the Separation Resolution is approved at the Meeting, Distribution Record Date Shareholders will receive EVR Common Shares, cash or a combination thereof determined in accordance with the Separation. Distribution Record Date Shareholders who receive EVR Common Shares pursuant to the Separation will become a shareholder of EVR and will remain a shareholder of Teck and will be subject to all of the risks associated with the operations of Teck and EVR and the industries in which such corporations operate. Those risks include the risk factors described in this section, the factors affecting forward-looking statements described in this Information Circular, the risk factors set out in Teck’s Annual Information Form for the year ended December 31, 2022 under the heading “Risk Factors” and elsewhere within the Annual Information Form, and the risk factors relating to EVR as set out in Appendix “J” – “Information Concerning EVR Pro Forma the Separation” and in EVR’s Management’s Discussion and Analysis set out in Appendix “L” to this Information Circular.

Risks Relating to EVR

For a further discussion of some of the risk factors relating to the business of EVR following the completion of the Separation, please see Appendix “J” – “Information Concerning EVR Pro Forma the Separation” and the Management’s Discussion and Analysis set out in Appendix “L” to this Information Circular.

INFORMATION CONCERNING TECK PRE-SEPARATION

Corporate Structure

Teck Resources Limited was continued under the CBCA in 1978. Teck’s registered and principal offices are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Teck Resources Limited is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and

1951, respectively. Over the years, several other reorganizations have been undertaken. These include Teck’s merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983 and the acquisition of 100% of Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, Teck changed its name to Teck Cominco Limited. On January 1, 2008, Teck amalgamated with its wholly owned subsidiary, Aur Resources Inc., by way of vertical short-form amalgamation under the name Teck Cominco Limited. On April 23, 2009, Teck changed its name to Teck Resources Limited from Teck Cominco Limited. On June 1, 2009, Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the articles of Teck (the “Teck Articles”) have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes. On January 19, 1988, the Teck Articles were amended to provide for the subdivision of the Teck Class A Shares and Teck Class B Subordinate Voting Shares on a two-for-one basis. On September 12, 2001, the Teck Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Teck Class A Share into one new Teck Class A Share and 0.2 of a Teck Class B Subordinate Voting Share and to enact “coattail” provisions for the benefit of the Teck Class B Subordinate Voting Shares. Effective May 7, 2007, the Teck Articles were amended to subdivide the Teck Class A Shares and Teck Class B Subordinate Voting Shares on a two-for-one basis. On April 23, 2009, the Teck Articles were amended to effect the name change to Teck Resources Limited.

Description of the Business

Teck is one of Canada’s leading mining companies, and its business is exploring for, acquiring, developing and producing and selling natural resources. Teck’s activities are organized into business units focused on its core businesses of copper, zinc and steelmaking coal. These business units are supported by Teck’s corporate offices, which manage corporate growth initiatives and provide marketing, administrative, technical, financial and other services. Through Teck’s interests in mining and processing operations in Canada, the U.S., Chile and Peru, Teck is an important producer of copper, one of the world’s largest producers of mined zinc and the world’s second-largest seaborne exporter of steelmaking coal.

Teck has interests in the following operations:

	Type of Operation	Jurisdiction

Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada

Antamina	Copper/Zinc Mine	Ancash, Peru

Quebrada Blanca	Copper/Molybdenum Mine	Region I, Chile

Carmen de Andacollo	Copper/Gold Mine	Region IV, Chile

Trail Operations	Zinc/Lead Refinery	British Columbia, Canada

Red Dog	Zinc/Lead Mine	Alaska, U.S.A.

Elkview	Steelmaking Coal Mine	British Columbia, Canada

Fording River	Steelmaking Coal Mine	British Columbia, Canada

Greenhills	Steelmaking Coal Mine	British Columbia, Canada

Line Creek	Steelmaking Coal Mine	British Columbia, Canada

Following the Separation, Teck will no longer own the Elkview, Fording River, Greenhills and Line Creek steelmaking coal mines, although it will continue to own the historic Cardinal River coal mine, which is on care and maintenance.

Teck’s principal products are copper, zinc and steelmaking coal. Following the Separation, Teck will no longer produce or sell steelmaking coal. In addition, Teck produces lead, silver, molybdenum, and various specialty and other metals, chemicals and fertilizers. Teck actively explores for copper, zinc, nickel and gold. The following table sets out Teck’s revenue by product for each of the last two financial years:

	2022 $(Billions)%		2021 $(Billions)%

Copper(1)	2.925	17	3.066	24

Zinc(2)	2.835	16	2.152	17

Steelmaking Coal	10.409	60	6.251	49

Other(3)	1.147	7	1.297	10

Total(4)	17.316	100	12.766	100
(1)	Copper revenues include sales of copper contained in concentrates and cathode copper.
(2)	Zinc revenues include sales of refined zinc and zinc concentrate.
(3)	Other revenues include sales of silver, lead, gold, molybdenum, various specialty metals, chemicals and fertilizer.
(4)	Does not include revenues from discontinued operations.

Financial Information

The following selected historical consolidated financial information of Teck should be read in conjunction with the audited consolidated financial statements of Teck for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis, as specifically incorporated by reference in this Information Circular.

(CAD$ in millions, except per share data)	Teck year ended December 31, 2022 prior to giving effect to the Separation

Revenue and profit

Revenue	$17,316

Gross profit	$8,571

Gross profit before depreciation and amortization(1)	$10,245

Profit attributable to shareholders	$3,317

Balance Sheet

Cash balances	$1,883

Total assets	$52,359

Debt and lease liabilities, including current portion	$7,738

Per share amounts

Basic earnings per share	$6.30

Diluted earnings per share	$6.19

Dividends declared per share	$1.00
(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Market Price and Trading Volume of Teck Shares

Teck’s Class A Shares are listed on the TSX under the trading symbol “TECK.A”. Teck’s Class B Subordinate Voting Shares are listed on the TSX under the trading symbol “TECK.B” and on the NYSE under the trading symbol “TECK”.

On February 17, 2023, the last full trading day prior to the public announcement that Teck planned to proceed with the Separation and the Dual Class Amendment, the closing sale price as reported on the TSX was $59.89 per Teck Class A Share and $59.40 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was U.S.$44.12. On March 22, 2023, the last full trading day prior to the date of this Information Circular, the closing sale price as reported on the TSX was $79.50 per Teck Class A Share and $47.66 per Teck Class B Subordinate Voting Share, and the closing sale price per Teck Class B Subordinate Voting Share, as reported on the NYSE, was U.S.$34.72. Teck Shareholders are urged to obtain current market quotations for their Teck Shares. Historical trading prices are not indicative of future trading prices.

Teck has received regulatory approval under Canadian securities laws to purchase up to approximately 40,000,000 Teck Class B Subordinate Voting Shares under a normal course issuer bid through to November 2023. During Teck’s previous normal course issuer bid, which commenced on November 2, 2021 and ended on November 1, 2022, Teck purchased 30,703,473 Teck Class B Subordinate Voting Shares at an average price of $45.3623.

Prior Sales of Teck Shares

During the 12-month period preceding the date of this Information Circular, Teck (i) granted options to acquire an aggregate of 1,452,675 Teck Class B Subordinate Voting Shares at an average exercise price of $53.54 per share; and (ii) issued 4,271,325 Teck Class B Subordinate Voting Shares on the exercise of options at an average exercise price of $20.87 per share. During the 12-month period preceding the date of this Information Circular, Teck purchased 29,089,573 Teck Class B Subordinate Voting Shares at an average price of $46.19 pursuant to its previous normal course issuer bid.

Ratings

The following table sets forth the current ratings that Teck has received from rating agencies in respect of its outstanding securities. The cost of funds under Teck’s credit facilities depend in part on its credit ratings from time to time, and its obligation to deliver letters of credit to support certain obligations also depends on Teck’s credit ratings. In addition, credit ratings affect Teck’s ability to obtain other short-term and long-term financing and the cost of such financing. The drawn and undrawn costs under some of Teck’s credit facilities are based upon its credit ratings, and could increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities and may be revised or withdrawn at any time by the credit rating organization. In addition, real or anticipated changes in the ratings assigned to a security will generally affect the market value of that security. We cannot guarantee that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Teck’s current credit ratings are as follows:

	Moody’s	Standard & Poor’s	Fitch	DBRS
Senior unsecured notes(1)	Baa3	BBB-	BBB-	BBB
(1)	All of Teck’s outstanding notes are senior unsecured notes.

INFORMATION CONCERNING TECK METALS PRO FORMA THE SEPARATION

Corporate Structure

Teck Metals will continue to exist under the CBCA with registered and principal offices located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Description of the Business

Teck Metals will continue to be a world-class producer of copper and zinc, operating at the forefront of the electrification of the global economy. Its high-quality, low cost and long life operations are situated in mining-friendly jurisdictions. Teck Metals will have an increased strategic and financial focus, allowing it to realize its full potential over time with a proven leadership team with decades of relevant mining experience. Teck Metals will hold an 87.5% interest in the Transition Capital Structure, which is comprised of the EVR Royalty and EVR First Preferred Shares and EVR Second Preferred Shares, which will support Teck Metals’ world class copper growth pipeline. See Appendix “J” – “Information Concerning EVR Pro Forma the Separation” for a further description of the EVR Royalty, the EVR First Preferred Shares and EVR Second Preferred Shares. In addition, certain of Teck’s executive officers will become executive officers of EVR. See “ – Information Concerning EVR Pro Forma the Separation”.

Teck Metals’ directors and executive officers, share capital, dividend policy and auditors will otherwise be unaffected by the Separation.

Following the Separation Teck Metals will continue to be in the business of exploring for, acquiring, developing, producing and selling natural resources. Its activities will be organized into business units focused on copper and zinc.

Through its interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, it will continue to be an important producer of copper and one of the world’s largest producers of mined zinc. Teck Metals will also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers, and will actively explore for copper, zinc, nickel and gold.

Further information concerning the Teck Metals’ business can be found in Teck’s Annual Information Form for the year ended December 31, 2022, filed under Teck’s profile on SEDAR (www.sedar.com).

Name Change

On completion of the Separation, Teck will change its name to “Teck Metals Corp.” to better align with Teck’s focus on base metals. Following the name change, it is expected that Teck Shares will continue to trade under their current symbols on the TSX and NYSE.

A change of Teck’s name will not by itself affect in any way the validity of currently outstanding Teck Shares or the trading of the Teck Shares. Teck Shareholders will not be required to surrender or exchange any certificates representing securities of Teck that they currently hold.

Teck Metals Pro Forma Information

The following is a summary of selected pro forma financial information for Teck Metals after giving effect to the Separation for the periods indicated. The pro forma earnings and balance sheet information is for the year ended December 31, 2022. The pro forma earnings information assumes completion of the Separation as if it had taken place on January 1, 2022 and the pro forma balance sheet information assumes completion of the Separation as if it had taken place on December 31, 2022.

The following selected pro forma financial information of Teck Metals should be read in conjunction with the audited consolidated financial statements of Teck for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis, as specifically incorporated by reference in this Information Circular, and the unaudited pro forma financial statements of Teck set out in Appendix “N” to this Information Circular – “Pro Forma Financial Statements of Teck”. Please refer to the notes to the pro forma financial statements which disclose the pro forma assumptions and adjustments.

(CAD$ in millions, except per share data)	Teck Pro Forma year ended December 31, 2022 after giving effect to the Separation

Revenue and profit

Revenue	$6,907

Gross profit	$2,204

Gross profit before depreciation and amortization(1)	$2,916

Profit (loss) attributable to shareholders	$(536)

Balance Sheet

Cash balances	$2,376

Total assets	$44,106

Debt and lease liabilities, including current portion	$7,595

Per share amounts

Basic earnings (loss) per share	$(1.02)

Diluted earnings (loss) per share	$(1.02)

Dividends declared per share	$1.00
(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Ratings

Based on preliminary indications, Teck Metals is expected to retain investment grade credit ratings immediately following the Separation.

INFORMATION CONCERNING EVR PRO FORMA THE SEPARATION

Corporate Structure

EVR was incorporated on July 20, 2022, under the CBCA as 14225708 Canada Inc. and EVR amended its articles on January 13, 2023, to change its name to Elk Valley Resources Ltd. EVR’s head and registered office will be located at 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

The articles of incorporation of EVR will be amended pursuant to the Separation Plan of Arrangement in order to, inter alia, (i) amend the terms of the EVR Common Shares and (ii) authorize two classes of preferred shares: the EVR First Preferred Shares and the EVR Second Preferred Shares. See “The Separation — Separation Plan of Arrangement” in this Information Circular for further details.

EVR’s by-laws contain advance notice requirements for director nominations, in order to provide a transparent, structured and fair process in which EVR Shareholders can submit their proxy voting instructions on an informed basis. EVR Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information required by the by-laws, generally not less than 30 days nor more than 65 days prior to the date of the meeting. EVR’s by-laws will be available on its website following the Separation Effective Date.

As of the date hereof, EVR has not carried on any active business and has issued one EVR Common Share to Teck, which will be repurchased for cancellation pursuant to the Separation Plan of Arrangement.

Description of The Business

Upon completion of the Separation, EVR will wholly own the Steelmaking Coal Assets. The Steelmaking Coal Assets include Teck’s interest in the steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, British Columbia, as well as all of the shares of Teck Coal Limited (which will be renamed to Elk Valley Resources Inc. as part of the Separation), as well as certain exploration properties and operations held on care and maintenance in the Elk Valley. Revenue from the Steelmaking Coal Assets comprised approximately 60% of Teck’s revenue in 2022. EVR will be the world’s second largest seaborne exporter of steelmaking coal. EVR’s best-in-class-management will ensure the continuity and philosophy of responsible operations in the Elk Valley in British Columbia and EVR will establish the Environmental Stewardship Trust in order to secure its reclamation obligations. Most of the senior management team of EVR have been senior employees or executives at Teck focused on the Steelmaking Coal Assets, with extensive experience working with the communities, governments and other stakeholders of EVR.

The following description of the business of EVR is presented on the assumption that the Separation has been completed and the Steelmaking Coal Assets have been transferred to EVR in accordance with the Separation Agreement and the Separation Plan of Arrangement prior to the date in respect of which such disclosure relates.

EVR’s HCC, a type of steelmaking coal, is used for making coke by integrated steel mills in Asia, Europe and the Americas. Approximately 75% of the coal EVR produces is high-quality HCC, although the percentages can vary from period to period. EVR also produces lesser-quality semi-hard coking coal, semi-soft coking coal and PCI coal products. Steelmaking coal is processed at EVR’s mine sites and primarily shipped westbound from its mines by rail to terminals on the coast of British Columbia and from there by vessel to overseas customers. In 2022, close to 5% of the processed coal produced by EVR’s steelmaking coal mines was shipped eastbound directly by rail, or by rail and by ship via Thunder Bay, to customers in North America.

Quarterly contract-priced sales represent approximately 40% of EVR’s sales, with the balance of its sales priced at levels reflecting market conditions when sales are concluded. Substantially all of EVR’s revenues from sales of coal products are derived from sales to third-party end users, most of which are steelmakers.

EVR’s steelmaking coal mineral holdings consist of a mix of Crown granted fee simple coal rights, which are subject to annual mineral land taxes, and Crown issued coal leases and licences, which are subject to leasing and licensing fees. Coal licences are renewed annually on their anniversary date; coal leases are typically originally issued for a 30-year term and can be subsequently renewed in 15-year increments. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future.

All of EVR’s coal mines are conventional open pit truck and shovel operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for planned maintenance activities. Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes. All of the mines are accessed by two-lane all-weather roads that connect to public highways. All of the mines operate under permits granted by provincial and/or federal regulatory authorities. Each of EVR’s mines will require additional permits as they progress through their long-term mine plans. The issuance of certain permits for mine life extensions may depend on a number of factors, including EVR’s ability to meet the water quality targets set out in the Elk Valley Water Plan (as defined in Appendix “J” – “Information Concerning EVR Pro Forma the Separation”). All permits necessary for the current operations of the mines are in hand and in good standing. Annual infill drilling programs will be conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques. Coal is dried using a combination of mechanical dewatering and gas-fired dryers. Processed coal is conveyed to clean coal silos or other storage facilities for intermediate storage and load-out to railcars.

In 2022, 22.7 million tonnes of coal (on a 100% basis) were produced from EVR’s operations. EVR expects 2023 coal production to be in the range of 24 to 26 million tonnes. 2024 to 2026 steelmaking coal guidance is 25 to 27 million tonnes per year, reflecting 100% ownership of the mines and uncertainties related to ongoing labour impacts and the increasing frequency of adverse weather events.

The current remaining projected mine life of the Elkview, Fording River, Greenhills and Line Creek mine is approximately 39 years, 42 years, 37 years and 11 years, respectively.

See Appendix “J” – “Information Concerning EVR Pro Forma the Separation” for a further description of the business of EVR after giving effect to the Separation.

Pro Forma Financial and Reserves Information

Pro Forma Financial Information

The following is a summary of selected pro forma financial information in relation to EVR after giving effect to the Separation for the periods indicated. The pro forma earnings and balance sheet information is for the year ended December 31, 2022. The pro forma earnings information assumes the completion of the Separation as if it had taken place on January 1, 2022 and the pro forma balance sheet information assumes completion of the Separation as if it had taken place on December 31, 2022.

The following financial data should be read in conjunction with (i) the audited combined carve-out financial statements of the Steelmaking Coal Operations for the year ended December 31, 2022 set out in Appendix “L” – “EVR Combined Carve-Out Financial Statements and Management’s Discussion and Analysis Thereon”, and (ii) the unaudited pro forma financial statements in relation to EVR set out in Appendix “M” – “Pro Forma Financial Statements of EVR”. “EVR” represents the historical operations, assets, liabilities and cash flows of the Steelmaking Coal Assets. Please refer to the notes to the unaudited pro forma financial statements which disclose the pro forma assumptions and adjustments.

(CAD$ in millions, except per share data)	EVR Pro Forma year ended December 31, 2022 after giving effect to the Separation
Revenue and profit
Revenue	$10,792
Gross profit	$6,635
Gross profit before depreciation and amortization(1)	$7,621
Profit attributable to shareholders	$3,878

Balance Sheet
Cash balances	$332
Total assets	$18,344
Debt and lease liabilities, including current portion	$146

Per share amounts
Basic earnings per share	$66.05
Diluted earnings per share	$66.05
Dividends declared per share	-
(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Pro Forma Reserves Information

The following is a summary of selected pro forma reserves and resources information, effective December 31, 2022, for EVR after giving effect to the Separation. See “Notes to Mineral Reserves and Resources Tables” below.

MINERAL RESERVES as at 31 December 2022(1)
	Proven	Probable	Total	Clean Coal (000 t)
	Tonnes (000’s)	Tonnes (000’s)	Tonnes (000’s)

Metallurgical Coal

Fording River	102,700	250,500	353,200	353,200

Elkview	15,300	243,200	258,500	258,500

Greenhills	23,600	181,100	204,700	204,700

Line Creek	4,400	35,300	39,700	39,700

PCI Coal

Line Creek	1,300	2,900	4,200	4,200

Total:	147,300	713,000	860,300	860,300

MINERAL RESOURCES as at 31 December 2022(2)
	Measured Tonnes (000’s)	Indicated Tonnes (000’s)	Inferred
			Tonnes (000’s)
Metallurgical Coal

Fording River	567,100	948,100	496,700

Elkview	273,300	155,700	249,800

Greenhills	163,300	217,700	162,000

Line Creek	351,700	411,600	414,000

Elco(3)	13,700	105,700	123,700

Coal Mountain Phase II (Marten Wheeler)	75,200	48,900	4,500

PCI Coal

Coal Mountain	40,400	13,800	300

Total:	1,484,700	1,901,500	1,451,000

(1)        Coal reserves are reported as tonnes of clean coal.

(2)        Coal resources are reported as tonnes of raw coal.

(3)        Mineral resources are property totals and not limited to EVR’s 75% interest in Elco.

Directors and Executive Officers

In order to facilitate the incorporation and organization of EVR, including the adoption of the EVR Stock Option Plan, one officer of Teck has been appointed to the EVR Board on an interim basis. The proposed EVR Board includes former executive officers of Teck, who bring breadth of experience and knowledge to EVR. They are Marcia Smith, who joined Teck in 2010 and retired in March 2023 as Senior Vice President and Advisor to the President and CEO, Robin Sheremeta, who joined Teck in 1998 and has been Teck’s Senior Vice President, Coal since 2016, and Peter Rozee, who joined Teck in 2001 and will be retiring as Teck’s Senior Vice President, Commercial and Legal Affairs in April 2023.

Immediately following completion of the Separation, the directors and executive officers of EVR will be as set out below For more information on EVR’s directors and officers following the Separation please see “Directors and Executive Officers” in Appendix “J” to this Information Circular.

Directors

Marcia Smith is the proposed Chair of the EVR Board. She joined Teck in 2010 as Vice President, Corporate Affairs and then served as the Senior Vice President, Sustainability and External Affairs for over a decade. During her 13-year career at Teck, Ms. Smith held executive positions with responsibility for health and safety, environment, legacy/closed properties, communities,

Indigenous Peoples, government and corporate affairs. She also had accountability for Teck’s sustainability and climate change strategies. Ms. Smith currently serves as a Director of Aritzia Inc. Prior to joining Teck, she was the managing partner of a leading Canadian public relations firm in British Columbia. She earned a Bachelor of Arts (Honours) in English and Political Science from Laurentian University. She has been named as one of Canada’s Most Powerful Women (2016), is a past recipient of the Business in Vancouver Influential Women in Business Award, and in 2020 was named “Mining Person of the Year” by the Mining Association of British Columbia. Ms. Smith retired from Teck in March 2023.

Jane Bird is a Senior Business Advisor at Bennett Jones LLP, providing advice to private and public sector clients on the development and execution of infrastructure projects. Ms. Bird has over 20 years of experience leading significant projects in the transportation, power, building and wastewater sectors. In 2017, she received the National Outstanding Leader Award from the Women’s Infrastructure Network. Ms. Bird was also awarded the Vancouver Board of Trade Spirit of Vancouver Outstanding Leadership Award (2009), was named one of Canada’s Most Powerful Women (2009) and was awarded the Downtown Vancouver Business Improvement Association Appreciation Award (2011). Ms. Bird is a director of several companies, including the Canada Infrastructure Bank, Global Container Terminals Inc. and Nieuport Aviation Partners (Chair). She is a graduate of Queen’s University (BA) and Dalhousie University (LLB). Ms. Bird has an ICD.D designation from the Institute of Corporate Directors.

John Currie brings over 40 years of experience in the financial management of public and private companies, including both executive and board director roles. He served as Chief Financial Officer of lululemon athletica inc. from 2007 until his retirement in 2015. Prior to joining lululemon athletica inc., he served as Chief Financial Officer of Intrawest Corporation. He currently serves on the board of Aritzia Inc. where he is Lead Independent Director, Chair of the Audit Committee, and a member of the Compensation and Nominating Committee. Until his term ended in May 2022, he served on the board of the Vancouver Airport Authority for almost ten years, where he was Chair of the Finance and Audit Committee and a member of the Human Resources Committee. Mr. Currie received a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Professional Accountant.

John Horgan served as the 36th Premier of British Columbia from 2017 to 2022, and as a leader of the British Columbia New Democratic Party from 2014 to 2022. Mr. Horgan was the Member of the Legislative Assembly for the constituency of Langford – Juan de Fuca from 2005 until March 2023. During his tenure as Premier, Mr. Horgan was responsible for the adoption of the “CleanBC Roadmap to 2030”, the Province’s plan to reach its climate targets and a path to net-zero emissions by 2050 and the “Declaration on the Rights of Indigenous Peoples Act” which established the United Nations Declaration on the Rights of Indigenous Peoples as British Columbia’s framework for reconciliation, as called for by the Truth and Reconciliation Commission’s Calls to Action. Mr. Horgan received Bachelor’s and Master’s degrees at Trent University in Ontario and Sydney University in Australia.

Sarah Kavanagh is currently a Corporate Director and is a former Commissioner on the Ontario Securities Commission. She is a Director of Hudbay Minerals Inc., Bausch Health Companies Inc., Bausch + Lomb Corporation, Cymax Group Technologies and a Director of Sustainable Development Technology Canada. Ms. Kavanagh is also a former Trustee of WPT Industrial Real Estate Investment Trust and American Stock Transfer & Trust Company, LLC, a leading provider of shareholder services based in New York. Until 2010, Ms. Kavanagh was a Vice Chair in the Investment Banking Department at Scotia Capital Inc. and held the role of Head of Equity Capital Markets and, before that, Head of Investment Banking at Scotia Capital Inc. As well as her experience in investment banking, Ms. Kavanagh has held senior finance positions at several Canadian corporations. Prior to moving to Canada, Ms. Kavanagh spent seven years in the investment banking department at Lehman Brothers Inc. in New York. In 2015, Ms. Kavanagh was named one of Canada’s Top 100 Most Powerful Women by Women’s Executive Network, where she continues to act as a formal mentor. Ms. Kavanagh was named one of the Diversity 50 in 2012. She is also an alumnus of Catalyst Women on Board, a mentorship program for which she acts as a formal mentor. In 2008 she received the Women in Capital Markets Award for Leadership. Ms. Kavanagh completed the ICD.D program at Rotman School of Business and serves on the Executive Committee of the Ontario Chapter of the Institute of Corporate Directors. She was Chair of the Board of Governors at The Bishop Strachan School from 2009-2014. Ms. Kavanagh holds an M.B.A. from Harvard Business School and a B.A. in Economics from Williams College.

Daniel Racine joined Yamana Gold Inc. in May 2014 and in August 2018 he was appointed President and Chief Executive Officer. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. Prior to joining Brigus Gold Corp., Mr. Racine was Senior Vice President, Mining of Agnico Eagle Mines Limited where he was responsible for Agnico Eagle Mines Limited’s global mining operations. Mr. Racine joined Agnico Eagle Mines Limited as a junior Mining Engineer in 1987, taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President, Operations Manager, and Senior Vice President, Operations. Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers. Mr. Racine will be leaving Yamana Gold Inc. in the first half of 2023 following Yamana Gold Inc.’s acquisition by Pan American Silver Corp. and Agnico Eagle Mines Limited.

Peter Rozee has been Senior Vice President, Commercial and Legal Affairs of Teck since 2010. From 2001 to 2010 he held various senior legal positions with Teck. Prior to joining Teck, Mr. Rozee was General Counsel of Inmet Mining Corporation, and practiced law with a predecessor of Torys LLP, a law firm in Toronto. Mr. Rozee holds a B.A. from Trinity College, University of Toronto and an LLB from Osgoode Hall Law School. He is a member of the Law Societies of Ontario and British Columbia. Mr. Rozee will be retiring from Teck in April 2023.

David Scott retired from his position as Vice Chair and Managing Director, Mining Global Investment Banking at CIBC Capital Markets in May 2019. During his 20-year career with CIBC, Mr. Scott held progressively senior positions, and played an active role in the majority of significant mining M&A and equity financing transactions completed in Canada during his tenure with CIBC. Prior to joining CIBC, Mr. Scott held various leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd., and Levesque Beaubien Geoffrion Inc. Prior to his investment banking career, Mr. Scott worked as a geologist with the Noranda Group. Mr. Scott currently serves on the board of Kinross Gold Corporation and was Lead Director of Maverix Metals Inc. prior to its acquisition by Triple Flag Precious Metals Corp. He has a B.A.Sc. in Geology from the University of Western Ontario.

Robin Sheremeta is EVR’s proposed President and Chief Executive Officer and has been Teck’s Senior Vice President, Coal since May 2016. Mr. Sheremeta has held various engineering and operating roles in the Elk Valley region in British Columbia progressing through to serving as the General Manager of Teck’s Elkview and Greenhills operations from 1988 to 2010. He was appointed Vice President, Health and Safety Leadership for Teck in 2010 and returned to the Coal Operations as Vice President, Operations from 2013 to 2015. He is a graduate of the University of British Columbia (B.A.Sc.) and Simon Fraser University (M.B.A.).

Anne Marie Toutant has 35 years of experience in the mining industry with extensive operations and technical expertise. Since late 2020, she has been a director of IAMGOLD Corporation, serving as chair of the Human Resources and Compensation Committee as well as a member of the Sustainability, Technical, and Côté Gold Project Review committees. She served on several boards including the Suncor Energy Foundation (2012-2019) and the Mining Association of Canada (2005-2019 and Chair 2017-2019) and is a founding member of Women in Mining Calgary. A Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”), Ms. Toutant is currently serving as the CIM’s President. Between 2004 and 2020 she held executive roles at Suncor Energy Inc. focused on leading priorities such as: the safe commissioning, world class start-up and initial operations of the $18B Fort Hills project, deployment testing of autonomous trucks in northern Alberta, and the consolidation of mining activities in the Millennium mine, one of the world’s largest open-pit mines. Prior to Suncor Energy Inc., Ms. Toutant held operations and engineering roles of increasing responsibility in metallurgical and thermal coal mines in western Canada for Luscar Ltd. and Cardinal River Coals Ltd. becoming one of Canada’s earliest female mine managers in 1998. Ms. Toutant holds a Bachelor of Science degree in Mining Engineering from the University of Alberta and is registered as a Professional Engineer in the province of Alberta.

Kiichi Yamada has been with NSC since 1992, where he has spent a significant portion of his 31-year career focused on procuring steelmaking raw materials such as iron ore and steelmaking coal. Additionally, he has spent time at NSC responsible for planning for a carbon neutral procurement process. He spent two years at Kyushu Steel Works in southern Japan before becoming the General Manager of Raw Materials Division-I at NSC’s headquarters in Tokyo where he has been responsible for coal procurement. Throughout his career, he has worked to strengthen the long-standing relationship between NSC and Teck. He holds a Bachelor of Laws from the University of Tokyo.

Executive Officers

Robin Sheremeta, President & Chief Executive Officer

Ryan Podrasky, Chief Financial Officer

Jeff Hanman, Chief Operating Officer

Real Foley, Chief Commercial Officer

Glen Campbell, Chief Human Resources Officer

By approving the Separation Resolution, Teck Shareholders will be deemed to have approved the proposed directors and auditor of EVR, which will be formally appointed in connection with completion of the Separation. Each of the proposed directors of EVR will hold office until the first annual meeting of the holders of EVR Common Shares or until their successor is duly elected or appointed, unless their office is earlier vacated. The next annual meeting of holders of EVR Common Shares is expected to occur in or around April 2024, at which time holders of EVR Common Shares will vote on the election of directors and appointment of auditors of EVR.

Share Capital

At the Separation Effective Time, EVR will be authorized to issue an unlimited number of EVR Common Shares, a fixed number of EVR First Preferred Shares and a fixed number of EVR Second Preferred Shares.

EVR Common Shares

General

Subject to rights of the holders of any other class of shares ranking senior to the EVR Common Shares, the holders of EVR Common Shares will be entitled to receive dividends if, as and when declared by the EVR Board. The holders of EVR Common Shares will be entitled to receive notice of and to attend all meetings of EVR Shareholders and will be entitled to one vote per EVR Common Share held at all such meetings. In the event of the liquidation, dissolution or winding up of EVR or other distribution of assets of EVR among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any other class of shares ranking senior to the EVR Common Shares, the holders of EVR Common Shares will be entitled to participate rateably in any distribution of the assets of EVR. It is expected that the EVR Preferred Shares will be the only classes of shares of EVR ranking senior to the EVR Common Shares following the Separation.

EVR Stock Option Plan

The EVR Board has approved for adoption the EVR Stock Option Plan. If approved at the Meeting, the EVR Stock Option Plan will permit the EVR Board to grant options to purchase EVR Common Shares. See “EVR Stock Option Plan” and “The Separation – Treatment of Teck Incentive Awards” in this Information Circular.

Stock Exchange Listings

The EVR Common Shares have received conditional listing approval from the TSX. Listing on the TSX is subject to EVR fulfilling all of the original listing requirements of the TSX on or before June 12, 2023. The trading symbol for the EVR Common Shares on the TSX will be “ELK”.

Additionally, EVR has applied to list the EVR Common Shares on the NYSE. Listing on the NYSE will be subject to EVR fulfilling all of the listing requirements of the NYSE.

EVR Preferred Shares

The following summary of the EVR Preferred Share terms is qualified in its entirety by reference to the Separation Plan of Arrangement which is attached as Appendix “C” to this Information Circular. The terms described herein are subject to change, in accordance with amendments to the Separation Plan of Arrangement. See “The Separation – Separation Plan of Arrangement – Amendments” for a description of how the Separation Plan of Arrangement may be amended, modified or supplemented.

After giving effect to the Separation Plan of Arrangement, the NSC Transaction and the POSCO Transaction, it is expected that there will be EVR Preferred Shares issued and outstanding having an aggregate redemption amount of approximately $4.4 billion. See Appendix “M” – “Pro Forma Financial Statements of EVR”.

The Separation Plan of Arrangement will authorize for issuance a fixed number of EVR First Preferred Shares and a fixed number of EVR Second Preferred Shares. The holders of EVR Preferred Shares will be entitled to an annual, fixed, cumulative and preferential dividend in the amount of 6.5% of the $10,000 redemption amount of each EVR Preferred Share per annum on each EVR Preferred Share held, as and when such dividends are declared by the EVR Board in accordance with applicable law. The EVR First Preferred Shares will rank in priority to the EVR Second Preferred Shares with respect to dividends. If a dividend on EVR Preferred Shares is declared, the dividend will be payable in cash by EVR quarterly within twelve (12) business days following the last day of March, June, September and December to holders of EVR Preferred Shares.

The holders of EVR Preferred Shares will not be entitled to receive notice of or to attend any meetings of EVR’s Shareholders or to vote at any such meeting, except as otherwise provided in the CBCA, applicable securities laws or the rules of any applicable stock exchange. In the event of the liquidation, dissolution or winding up of EVR or any other distribution of assets of EVR among its shareholders for the purpose of winding up its affairs, the holders of EVR Preferred Shares will be entitled to receive, in respect of each EVR Preferred Share held, an amount equal to the Redemption Price (as defined below), before any amount is paid or any assets of EVR are distributed to the holders of any other shares ranking junior to such EVR Preferred Shares. The EVR First Preferred Shares rank in priority to the EVR Second Preferred Shares, and the EVR Preferred Shares rank in priority to the EVR Common Shares.

Subject to the CBCA, the then outstanding EVR First Preferred Shares may be redeemed, at the option of EVR, by giving notice thereof within nine (9) business days following the end of March, June, September and December (the “Periodic Redemption Right”) for payment in cash of a per share sum equal to the redemption amount per share together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (collectively, the “Redemption Price”); provided that, prior to the Stated Maturity (as defined below) of the EVR First Preferred Shares, (i) the maximum number of EVR First Preferred Shares that can be redeemed pursuant to the Periodic Redemption Right will be equal to that whole number of EVR First Preferred Shares for which the full Redemption Price can be paid based on the Available Cash generated during the fiscal quarter ended prior to the date fixed for such redemption (the “Maximum Number of Shares”); and (ii) if the Periodic Redemption Right is exercised by EVR, EVR must elect to redeem the Maximum Number of Shares. Other than on their Stated Maturity, EVR may not redeem any of its EVR Second Preferred Shares while any EVR First Preferred Shares are outstanding. Following the date on which there are no EVR First Preferred Shares issued and outstanding, the then outstanding EVR Second Preferred Shares may be redeemed pursuant to the Periodic Redemption Right pursuant to the same mechanics as described above for the EVR First Preferred Shares.

In addition to the Periodic Redemption Right and subject to the CBCA, the then outstanding EVR First Preferred Shares may be redeemed, at the option of EVR, between the twentieth (20th) and the twenty-sixth (26th) business day following the end of March, June, September and December (the “Discretionary Redemption Right”), for payment in cash of the Redemption Price; provided that prior to the Stated Maturity of the EVR First Preferred Shares the maximum number of EVR First Preferred Shares that can be redeemed pursuant to the Discretionary Redemption Right will be equal to that whole number of EVR First Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by EVR from an issuance by EVR of equity securities, in each case during the fiscal quarter prior to the date fixed for such redemption, and, if a Discretionary Redemption Right is exercised by EVR and less than all of the then outstanding EVR First Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed on a pro rata basis. Following the date on which there are no EVR First Preferred Shares issued and outstanding, the then outstanding EVR Second Preferred Shares may be redeemed pursuant to the Discretionary Redemption Right with the same mechanics as described above for the EVR First Preferred Shares.

Subject to the CBCA, a holder of EVR First Preferred Shares will be entitled, at such holder’s option, to require EVR to redeem such holder’s EVR First Preferred Shares (a “Retraction”) for payment in cash of a per share sum equal to the Redemption Price, if:

(i)

the Maximum Number of Shares in respect of any fiscal quarter is equal to or greater than 1, EVR has not exercised its Periodic Redemption Right in respect of such quarter and such holder delivers a notice to EVR within eight (8) business days of the deadline for EVR to exercise its Periodic Redemption right in respect of such fiscal quarter, electing to exercise the Retraction in respect of all or part of such holder’s EVR First Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”) provided that (A) if the number of EVR First Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a quarter exceeds the Maximum Number of Shares, only the Maximum Number of Shares shall be redeemed on a pro rata basis according to the number of EVR First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right, and (B) provided further that immediately after giving effect to the exercise of the Periodic Retraction Right, EVR will not have, on a pro forma basis, a Cash Shortfall;

(ii)

an event of default occurs under the terms of the EVR First Preferred Shares and such holder delivers a notice electing to exercise the Retraction in respect of all or part of such holder’s EVR First Preferred Shares;

(iii)

a Change of Control occurs and such holder delivers a notice of Retraction to EVR within 30 days of the holder receiving notice of the occurrence of the Change of Control, electing to exercise the Retraction in respect of all or part of such holder’s EVR First Preferred Shares (see definition of “Change of Control” in the Glossary of Certain Terms); or

(iv)

at any time following the date that is the 20-year anniversary of the original issuance date of the EVR Preferred Shares (the “Stated Maturity”), such holder delivers a notice to EVR at any time thereafter electing to exercise the Retraction in respect of all of such holder’s EVR First Preferred Shares.

Following the date on which there are no EVR First Preferred Shares issued and outstanding, the then outstanding EVR Second Preferred Shares may be redeemed pursuant to the Retraction with the same mechanics as described.

Subject to the CBCA and applicable laws, EVR may at any time or times, purchase for cancellation the whole or any part of the EVR Preferred Shares then outstanding by agreement with the holder(s) of such EVR Preferred Shares. In the case of purchase of EVR First Preferred Shares or EVR Second Preferred Shares by private contract, EVR shall not be required to offer to purchase EVR First Preferred Shares or EVR Second Preferred Shares, as applicable, from all holders thereof before proceeding to purchase from any one holder, nor shall EVR be required to make such purchases on a pro rata basis.

Each holder of EVR Preferred Shares (and each transferee thereof) will be required to enter into the Investment Covenant Agreement. See “– Investment Covenant Agreement” for a summary of the Investment Covenant Agreement.

EVR Royalty Agreement

The following summary of the EVR Royalty Agreement is qualified in its entirety by reference to the terms and provisions of the agreement, a copy of which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under EVR’s profile following the Separation Effective Date. The terms described herein are subject to change at any point prior to the Separation Effective Date.

Pursuant to the Separation and as described under “– Separation Plan of Arrangement Steps” in this Information Circular, EVR will acquire the Steelmaking Coal Assets in exchange for, inter alia, the grant of the EVR Royalty (as defined below) in respect of the EVR Royalty Properties (as defined below) to Teck Coal Partnership and Elkview Mine Limited Partnership and such other holders of an interest in the EVR Royalty from time to time (together, the “EVR Royalty Holders”), and EVR and certain of its wholly-owned subsidiaries (collectively, the “Owners”) will enter into a royalty agreement (the “EVR Royalty Agreement”) in connection therewith. The EVR Royalty will be in respect of coal produced from: (i) the fee simple real property and associated mining rights acquired by EVR pursuant to the Separation, including but not limited to the Elkview, Fording River, Greenhills, Line Creek and Coal Mountain mines; and (ii) any future property, mining rights or other interests in respect of any properties acquired by EVR or its subsidiaries from time to time after the Separation Effective Date within a specified area of interest and on which coal is present or acquired for exploration, development or production purposes (collectively, the “EVR Royalty Properties”). The EVR Royalty will constitute an interest in land and run with and bind the real property and mineral rights comprising part of the EVR Royalty Properties (the “Real Properties”) and the title to the Real Properties, and any disposition or transfer of the Real Properties, or any interest in the Real Properties, will be subject to the EVR Royalty. EVR will register the EVR Royalty Agreement (or a notice of the EVR Royalty Agreement) against the Real Properties to give notice of the existence of the EVR Royalty to third persons and to protect the EVR Royalty Holders’ right in the Real Properties, including the right to receive the EVR Royalty.

The EVR Royalty will entitle the EVR Royalty Holders to receive their respective share of a quarterly payment from the Owners equal to 60% of Gross Revenue, up to the “Maximum EVR Royalty Amount”. The “Maximum EVR Royalty Amount” in respect of each fiscal quarter is an amount equal to 90% (or 92.5%, if a Change of Control has occurred (see definition of “Change of Control” in the Glossary of Certain Terms)) of Free Cash Flow (EVR Royalty) from such fiscal quarter generated from the operation of the coal mining business on the EVR Royalty Properties, calculated in accordance with the methodology set forth in the EVR Royalty Agreement. However, if, in respect of a fiscal quarter, immediately after making a royalty payment in respect of such fiscal quarter (assuming that such royalty payment had been paid on the last business day of such fiscal quarter) EVR and its subsidiaries would not have had, on a pro forma basis, an amount of Unrestricted Cash in excess of the Minimum Cash Amount as at the last business day of such fiscal quarter, the amount of such EVR Royalty payment will be decreased such that, immediately after making such royalty payment (assuming that such EVR Royalty payment had been paid on the last business day of such quarter), EVR and its subsidiaries would have had, on a pro forma basis, an amount of Unrestricted Cash equal to the Minimum Cash Amount as at the last business day of such quarter.

Each EVR Royalty Holder will have the right to elect to receive payment of their portion of the EVR Royalty as an in-kind payment in the form of coal mined from the EVR Royalty Properties, subject to certain conditions.

The EVR Royalty will be payable until the later of: (i) $7.005 billion in EVR Royalty payments having been made to the EVR Royalty Holders, or (ii) December 31, 2028.

The EVR Royalty Agreement will provide for certain covenants by the Owners in favour of the EVR Royalty Holders. Such covenants include (i) not carrying on any business other than the business of mining coal in Canada and processing, blending and selling such coal and any business incidental thereto; (ii) not commingling or blending any other coal or minerals with coal mined or otherwise recovered from the EVR Royalty Properties; (iii) not incurring any Indebtedness other than Permitted Indebtedness and, other than the EVR Preferred Shares, not issuing any securities that by their terms or upon the happening of any event, mature, are mandatorily redeemable or are redeemable at the option of the holder; (iv) not entering into any agreement for the disposal of coal produced from the EVR Royalty Properties other than on arm’s length commercial terms; and (v) complying with all of EVR’s obligations under the Environmental Stewardship Program, including its obligation to fund the EST.

Under the EVR Royalty Agreement, the Owners shall do or cause to be done all things and make all payments necessary or appropriate to maintain the right, title and interest of the Owners in the EVR Royalty Properties and to maintain the EVR Royalty Properties in good standing, provided that the Owners shall be: (a) entitled to abandon or surrender or allow to lapse or expire any part or parts of the EVR Royalty Properties solely in accordance with and subject to the terms described below and (b) permitted to transfer the EVR Royalty Properties with the consent of one or more EVR Royalty Holders holding, in aggregate, at least a 66.67% EVR Royalty interest (the “Supermajority Royalty Holders”). If the Owners determine, acting reasonably, that any portion of the EVR Royalty Properties is not economically viable or otherwise has insufficient value to warrant continued maintenance and wish to abandon, surrender, allow to lapse or expire or otherwise terminate their interest in such portion of the EVR Royalty Properties thereof, EVR must give notice of such intention to the EVR Royalty Holders and the EVR Royalty Holders, or any of them, will have an opportunity to acquire such surrendered property on an “as is, where is” basis for nominal consideration on customary term for a surrender event of this nature.

Investment Covenant Agreement

The following summary of the Investment Covenant Agreement is qualified in its entirety by reference to the terms and provisions of the agreement, a copy of which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under EVR’s profile following the Separation Effective Date. The terms described herein are subject to change at any point prior to the Separation Effective Date.

In connection with the Separation, EVR, its subsidiaries and each of the EVR Royalty Holders and the holders of the EVR Preferred Shares (collectively, the “Investors”) will enter into an investment covenant agreement (the “Investment Covenant Agreement”) to provide the Investors with certain additional rights designed to protect such Investors’ interests in the Transition Capital Structure.

Covenants

EVR will provide the Investors certain rights relating to records, access and reporting under the Investment Covenant Agreement. EVR will agree to keep true, complete and accurate records in accordance with IFRS, good industry practice and applicable law, and will also permit each Investor (or its designee): (A) to inspect at EVR’s books and records, subject to customary limitations; and (B) to enter at its own cost and risk the EVR Royalty Properties and associated facilities for the purpose of inspecting the area and the operations thereon, provided that the Investors comply with the conditions stipulated therein.

EVR will deliver to the Investors, inter alia, financial statements (annual and quarterly), statements of free cash flow and permitted indebtedness, each annual budget and operating plan, mine plans and monthly production reports. EVR will also deliver to the Investors prompt notice of certain events, including but not limited to: actual or threatened material litigation, material environmental, social or governance issues, material non-compliance with community or social arrangements, the occurrence of any event that constitutes (or with the passage of time could reasonably result in the occurrence of) a Material Adverse Effect or an Event of Default, and any actual or threatened material First Nations or local community dispute or issue in respect of the EVR Royalty Properties or of EVR’s operations thereon, and the occurrence of a Change of Control.

EVR will provide certain additional covenants to the Investors in the Investment Covenant Agreement, including:

(i)

doing all things necessary to maintain EVR’s legal existence, and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, maintaining any and all rights, licences, permits, privileges and franchises necessary to the conduct of its business;

(ii)

not amending or modifying EVR’s constating documents to (A) increase the number of authorized EVR Preferred Shares, (B) increase the rate of dividends payable on the EVR Preferred Shares, (C) increase the redemption amount of the EVR Preferred Shares, (D) remove any term restricting or limiting the redemption of the EVR Preferred Shares, (E) create a new class of shares ranking senior to either class of EVR Preferred Shares, or (F) any other amendment or modification that could reasonably be expected to result in a Material Adverse Effect;

(iii)	operating EVR’s operations in accordance with the mine plans adopted by EVR in effect on the Separation Effective Date, as may be updated from time to time;

(iv)	maintaining all material authorizations, licences, permits, contracts and rights necessary for EVR’s and its operations’ normal operations as contemplated by the current or then applicable mine plans;

(v)

maintaining the EVR Royalty Properties and EVR’s operations, including but not limited to doing all things and making any investments required by applicable law, applicable authorizations and good industry practice to maintain EVR’s right, title and interest thereto;

(vi)	not carry on any business other than the business of mining coal in Canada, processing, blending and selling such coal, and any business reasonably incidental to the foregoing;

(vii)

not processing coal or minerals other than coal mined, produced, extracted or otherwise recovered from the EVR Royalty Properties or blending or commingling any other coal or minerals with coal mined, produced, extracted or otherwise recovered from the EVR Royalty Properties;

(viii)	complying in all material respects with all applicable laws (including environmental laws), rules, regulations and orders of governmental authorities, subject to certain exceptions;

(ix)	not taking any action that causes, or could be reasonably be expected to cause EVR to miss certain operational targets, subject to certain exceptions;

(x)	maintaining customary insurance with financially sound and reputable insurers;

(xi)

not incurring any Indebtedness other than Permitted Indebtedness (each as defined in the Investment Covenant Agreement) and, other than the EVR Preferred Shares, not issuing any securities that by their terms or upon the happening of any event, mature, are mandatorily redeemable or are redeemable at the option of the holder;

(xii)	not creating or permitting to exist any liens or encumbrances upon any of its assets, other than certain permitted encumbrances;

(xiii)	not entering into any derivatives or hedging arrangements of any kind, subject to certain exceptions; and

(xiv)	not making any Restricted Payments unless certain conditions have been satisfied at the time of payment.

Indemnification

Pursuant to the Investment Covenant Agreement, EVR will indemnify the EVR Royalty Holders from any losses incurred or suffered by a EVR Royalty Holder arising from a claim against such EVR Royalty Holder in respect of certain events, as outlined therein.

Events of Default and Remedies

The following events are, inter alios, “Events of Default” under the Investment Covenant Agreement, and are, as applicable, subject to applicable notice and cure periods set out in the Investment Covenant Agreement: (A) the failure by the Owners to make the EVR Royalty payments or any other payment to a EVR Royalty Holder when due under the EVR Royalty Agreement; (B) EVR breaching or being in default of its obligations under certain covenants, and, where applicable, such breach or default results in, or could reasonably be expected to result in, a Material Adverse Effect; (C) the occurrence of an Insolvency Event in relation to EVR or any of its subsidiaries; (D) default by any of EVR or its subsidiaries under any Indebtedness, in excess of $50 million; (E) the occurrence of an Abandonment; (F) any of the documents securing the EVR Royalty payments becoming invalid or unenforceable; (G) any person having commenced execution against any material asset of EVR or any of its subsidiaries; (H) any secured creditor or encumbrancer or judgment against title creditor enforces over all or any bank account or any property having a net book value greater than 5% of the net book value of the EVR Royalty Properties; (I) any final judgment in excess of $50 million is rendered against EVR or any of its subsidiaries; and (J) any breach by EVR of its obligations under the Environmental Stewardship Program in any material respect. Further, from and after the Royalty Expiry Time, certain Events of Default shall cease to constitute an Event of Default, including the Events of Default related to non-payment of the EVR Royalty and the invalidity documents securing the EVR Royalty payments.

As a “First Stage Remedy”, immediately upon the occurrence of any Event of Default, the Majority EVR Royalty Holders, on behalf of the EVR Royalty Holders, and following the Royalty Expiry Time, the Majority Preferred Shareholders, on behalf of the holders of EVR Preferred Shares, will have the right to appoint a single representative to act as a non-voting observer to the EVR Board and each committee thereof, subject to customary requirements.

As a “Second Stage Remedy”, upon the occurrence of an Event of Default prior to the time that the EVR Royalty is no longer outstanding, EVR Royalty Holders (but, for greater certainty, not holders of EVR Preferred Shares) may, with the approval of the Majority EVR Royalty Holders or the Supermajority Royalty Holders, as applicable, and subject to applicable notice and escalating cure periods, cause an Enforcement Action to be taken, or in certain circumstances, cause EVR to constitute an oversight committee to make recommendations to the EVR Board and, in certain circumstances, direct the management of EVR, or in certain exceptional circumstances, deliver a cease mining notice to EVR causing EVR to place its and its subsidiaries’ operations on care and maintenance. In addition to the First and Second Stage Remedies, prior to the Royalty Expiry Time, Majority EVR Royalty Holders have the right to require EVR to purchase the EVR Royalty for an aggregate cash purchase price equal to the present value of the Remaining Royalty Amount which may be exercised by the Majority EVR Royalty Holders (A) at any time upon an Event of Default related to an Insolvency Event occurring and continuing and (B) at any time that any other Event of Default has occurred, has continued unremedied for 365 days and is continuing.

Notwithstanding the foregoing, upon an Event of Default for non-payment of the EVR Royalty occurring, each affected EVR Royalty Holder will have the right to (i) demand all amounts and deliveries owed by the Owners to such EVR Royalty Holder pursuant to the EVR Royalty Agreement, and (ii) bring an action for damages, specific performance or injunctive relief against the Owners to enforce such payment and/or delivery, as applicable.

Security, Guarantee, Subordination and Intercreditor Arrangements

In accordance with the Investment Covenant Agreement, EVR will secure all payment obligations pursuant to the EVR Royalty and all EVR Royalty related obligations to the EVR Royalty Holders by a pledge and lien over all of the assets of EVR that is, unless otherwise agreed by one or more of the EVR Royalty Holders holding, in aggregate, at least a 50.1% EVR Royalty interest (the “Majority EVR Royalty Holders”), first ranking in favour of the EVR Royalty Holders. In connection therewith, EVR will deliver to the EVR Royalty Holders a general security agreement and mortgage against all of the present and future property, assets and undertaking of EVR.

Each EVR Royalty Holder and each holder of EVR Preferred Shares will agree to be bound by any postponement, subordination or other similar arrangement in favour of one or more banks or financial institutions providing loans, letters of credit or credit facilities to EVR, such loans, letters of credit or credit facilities to be approved by the Majority EVR Royalty Holders and the holders of EVR Preferred Shares holding, in aggregate, at least 50.01% of the then-outstanding EVR Preferred Shares (taken together as a single class) at the relevant time (the “Majority Preferred Shareholders”), as applicable.

EVR and its material subsidiaries will be granting in favour of the EVR Royalty Holders (or an agent thereof) the same guarantee and security package that they provide in favour of the Agent and EDC (each as defined in Appendix “J” – “Information Concerning EVR Pro Forma the Separation”) as security for the obligations of EVR under the EVR Royalty Agreement. On closing of the Separation, the Agent, EDC, the EVR Royalty Holders (or an agent thereof), and EVR (amongst others) will enter into an intercreditor agreement containing customary terms and provisions for credit arrangements of this nature pursuant to which, inter alia, the parties will agree that (i) the Agent and EDC hold first ranking security interest rateably and on a pari passu basis, (ii) the EVR Royalty Holders hold second ranking security interest which shall at all times be subordinated and junior to the security held in favour of the Agent and EDC, (iii) the EVR Royalty Holders shall not be permitted to exercise any enforcement rights, remedies or collection steps under their guarantee and security until all obligations under the Bank Credit Facilities and the LG Facility have been repaid in full (each as defined in Appendix “J” – “Information Concerning EVR Pro Forma the Separation”), subject to being able to take standard protective measures in the case of a bankruptcy or insolvency of EVR and its material subsidiaries and exercising certain rights under the Investment Covenant Agreement, (iv) the EVR Royalty Holders will not be entitled to receive any payments under the EVR Royalty Agreement except as permitted under the Bank Credit Facilities and the LG Facility, and (v) the Agent and EDC shall have the exclusive right to enforce and exercise remedies against EVR without any consent of the EVR Royalty Holders.

The Investment Covenant Agreement shall remain in force until the later of: (A) the termination of all obligations of EVR under the EVR Royalty Agreement; and (B) the date on which no EVR Preferred Shares are outstanding. The Investment Covenant Agreement may also be terminated by the written consent of all parties thereto at any time.

Distribution Policy

EVR is expected to implement an initial distribution policy that provides for a base annual dividend of $0.20 per EVR Common Share, and supplemental distributions of 50% of EVR’s free cash flow available after contributions to the Environmental Stewardship Trust, Transition Capital Structure payments and base annual dividend payments. Declaration and payment of dividends and other distributions on the EVR Common Shares will be at the discretion of the EVR Board. It is expected that, in implementing the distribution policy, declarations and payment of dividends and other distributions on the EVR Common Shares will be required to comply with certain covenants under, among other things, the Investment Covenant Agreement and the Environmental Stewardship Program requiring that EVR and its subsidiaries maintain an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve) pro forma any dividends or distributions on the EVR Common Shares and requiring that EVR pay dividends and distributions on the EVR Common Shares only during certain permitted periods while the EVR Royalty and/or the EVR Preferred Shares are outstanding.

NSC Investor Rights Agreement

The following is a summary of the material terms of the NSC Investor Rights Agreement. This summary is qualified in its entirety by reference to the full text of the NSC Investor Rights Agreement. The NSC Investor Rights Agreement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under EVR’s profile following the Separation Effective Date.

EVR Board

NSC shall have the right to designate one director nominee for election to the EVR Board for so long as NSC beneficially owns, directly or indirectly, in the aggregate, 7.5% or more of the issued and outstanding EVR Common Shares (on a non-diluted basis) (the “Minimum Ownership Percentage”). The EVR Board shall not be comprised of more than 12 directors unless agreed to by NSC.

Compensation & Talent Committee

For so long as NSC owns the Minimum Ownership Percentage, and as long as NSC’s director nominee is “independent” under applicable securities laws and the policies and guidelines of Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co. LLC (“Glass Lewis”) (or any replacements thereto), such nominee will be appointed to the EVR Compensation & Talent Committee for as long as such nominee serves as a member of the EVR Board. If NSC owns the Minimum Ownership Percentage but its director nominee is not “independent” by the foregoing standards, such nominee will have the right to serve as an observer to the EVR Compensation & Talent Committee for as long as such nominee serves as a member of the EVR Board.

NSC Secondees

For so long as NSC owns the Minimum Ownership Percentage, EVR shall use commercially reasonable efforts in good faith to employ at any given time up to three (3) personnel proposed by NSC who are current employees of NSC or an affiliate thereof, subject to certain conditions.

Pre-Emptive Rights

Provided NSC owns the Minimum Ownership Percentage, if EVR proposes to issue from treasury (an “Offering”) any EVR Common Shares or securities convertible, exchangeable or exercisable for or into EVR Common Shares (“Convertible Securities”, and collectively with any EVR Common Shares, the “Offered Securities”), it shall give notice of such issuance to NSC and NSC shall have the right to subscribe for and to be issued as part of such Offering, at the price made available by EVR to the other investors in the Offering, and otherwise on the same terms and conditions of the Offering: (a) in the case of an Offering of EVR Common Shares, up to such number EVR Common Shares that will allow NSC to maintain its ownership interest in the EVR Common Shares, immediately after giving effect to such Offering, that is the same as the ownership interest that it had immediately prior to completion of such Offering (on a non-diluted basis); and (b) in the case of an Offering of Offered Securities (other than EVR Common Shares), up to such number of Offered Securities that will (assuming the conversion, exercise or exchange of all of the Convertible Securities issued in connection with the Offering) allow NSC to maintain its ownership interest in the EVR Common Shares, immediately after giving effect to such Offering, that is the same as the ownership interest in the EVR Common Shares that it had immediately prior to completion of such Offering (on a non-diluted basis) (the “Pre-Emptive Right”).

Notwithstanding the foregoing, NSC’s Pre-Emptive Right shall not apply to certain issuances from treasury, including: (a) a rights offering that is open to all EVR Shareholders, including NSC; (b) the exercise, exchange or conversion of any Convertible Securities that are outstanding as of closing of the Separation; (c) pursuant to employee, officer or director compensation arrangements, including stock option plans or other equity incentive plans; (d) securities issued or issuable as transaction consideration pursuant to any merger, business combination, tender offer, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a third party; (e) any share split, share dividend or similar recapitalization of EVR; or (f) pursuant to the EVR Shareholder Rights Plan.

Registration Rights

NSC may require EVR to effect a registration for a public offering in the jurisdiction(s) where EVR is a reporting issuer of no less than $50 million of EVR Common Shares (a “Demand Registration”). EVR shall be obligated to effect no more than two Demand Registrations in any twelve (12) month period and no more than six Demand Registrations in the aggregate.

Notwithstanding any notice for a Demand Registration, EVR will be entitled to defer the filing of a prospectus if the EVR Board determines in good faith, acting reasonably, that either (i) the effect of the filing would impede the ability of EVR to consummate a material financing, acquisition, corporate reorganization, merger or other material transaction involving EVR; or (ii) there exists at the time material non-public information relating to EVR, the disclosure of which would be materially adverse to EVR and it is therefore in the best interests of EVR to defer the filing of a prospectus.

EVR is required to give notice to NSC if EVR proposes to file a prospectus or prospectus supplement in connection with a public offering of EVR Common Shares or Convertible Securities, and upon request by NSC, EVR will use its commercially reasonable efforts to cause all of the EVR Common Shares that NSC has requested to be included in the filing to be included in and sold pursuant to such offering (a “Piggyback Registration”).

The underwriter for the offering in connection with a Demand Registration or a Piggyback Registration will have the right to limit, due to marketing reasons, the number of EVR Common Shares to be qualified by such underwritten offering.

NSC shall bear all expenses relating to a Demand Registration and EVR shall bear all expenses relating to a Piggyback Registration (excluding any underwriting discounts or commissions in respect of EVR Common Shares of NSC sold pursuant to a Piggyback Registration, which shall be paid by NSC). Each party shall bear the cost of its own legal counsel and its accounting and financial advisors in respect of any Demand Registration or any Piggyback Registration. In addition, each of EVR and NSC have agreed to customary reciprocal indemnification, reimbursement and contribution obligations in connection with any Demand Registration and Piggyback Registration.

NSC’s Demand Registration and Piggyback Registration rights will terminate once NSC beneficially owns, directly or indirectly, in the aggregate, less than 5% of the issued and outstanding EVR Common Shares (on a non-diluted basis) for a continuous 60-day period.

Transfer Restrictions

During the period that is 18 months from the closing of the NSC Investment, NSC shall not transfer the EVR Common Shares owned by NSC, except pursuant to certain customary exceptions. Following such 18 month period, NSC shall not, without the prior written consent of EVR, transfer any EVR Common Shares to any person (or group of persons acting jointly or in concert) whom to the knowledge of NSC beneficially owns and/or exercises control or direction over (or would after giving effect to such transfer) more than 10% of the outstanding EVR Common Shares on a non-diluted basis.

Voting Covenant

As long as NSC is entitled to have a director nominee on the EVR Board, NSC shall not vote against or withhold on the election of any director, the appointment of the auditor, any non-binding or advisory vote on executive compensation (or “say on pay”), any other non-binding or advisory vote, or the approval or re-approval of any share-based compensation arrangement (each, an item of “Ordinary Business”) at any meeting of EVR Shareholders if the EVR Board has recommended that EVR Shareholders vote for such matter, and NSC will not vote for any item of Ordinary Business at any meeting of EVR Shareholders if the EVR Board has recommended that EVR Shareholders vote against or withhold on such matter.

Standstill

As long as NSC is entitled to have a director nominee on the EVR Board, NSC shall not, directly or indirectly, whether individually or by acting jointly or in concert with any other person, without the prior consent of EVR: (a) acquire, or propose, offer, seek, negotiate or agree to acquire, directly or indirectly, ownership of any securities or loans of EVR or any rights or options to acquire any securities or loans of EVR, a material portion of the assets of EVR or any related financial instrument of EVR (as defined in National Instrument 55-104 Insider Reporting Requirements and Exemptions); (b) propose, offer, seek, negotiate or agree to enter into any merger, public offer, tender offer or exchange offer, arrangement, amalgamation, asset purchase, liquidation, or other business or similar transaction involving EVR; (c) engage in the “solicitation” of any “proxies” (as such terms are defined under applicable securities laws) with respect to, the voting of any securities of EVR or otherwise interfere or take actions that may interfere with any vote of the EVR Shareholders; (d) make any public announcement or disclosure regarding an intention to do any action restricted by any of the foregoing; or (e) advise, assist, encourage or negotiate with any other person to do any of the foregoing, subject to certain exceptions, including that NSC may acquire up to 17.5% of the outstanding EVR Common Shares through ordinary course market purchases.

Term

The NSC Investor Rights Agreement will continue in force until the earlier of: (i) the termination by written agreement of the parties; and (ii) the date that NSC beneficially owns, directly or indirectly, in the aggregate, less than 5% of the issued and outstanding EVR Common Shares for a continuous 60-day period. The NSC Investor Rights Agreement may also be terminated by NSC at any time upon written notice to EVR, provided that NSC shall have concurrently caused its director nominee to tender his or her resignation from the EVR Board. If the NSC Investor Rights Agreement is terminated by NSC upon written notice to EVR, the voting covenant and standstill described above shall continue in full force and effect for a period of twelve (12) months following the date of such termination and the transfer restrictions described above shall continue in full force and effect in accordance with the terms described above.

NSC Offtake Agreement

EVR and NSC have agreed to enter into the NSC Offtake Agreement, continuing NSC’s long-standing commercial arrangements for the purchase of steelmaking coal from the Elk Valley. NSC and Teck Coal Limited are parties to a contract for the purchase and sale of steelmaking coal dated as of April 1, 2022 and expiring March 31, 2025. Pursuant to the NSC Offtake Agreement, NSC will have the right to enter into a new sales contract with EVR and Teck Coal Limited (to be renamed Elk Valley Resources Inc. immediately following Separation) for the purchase of steelmaking coal (up to a stipulated annual maximum) upon the expiration of the current contract, on and subject to the terms and conditions determined in accordance with the NSC Offtake Agreement, which are intended to reflect arm’s length terms. Subject to the terms of the NSC Offtake Agreement, so long as NSC owns 7.5% of the outstanding EVR Common Shares (calculated in accordance with the terms of the NSC Offtake Agreement), NSC will have the right to continue to enter into such sales contracts upon the expiration of the then-current contract.

Environmental Stewardship Trust and Environmental Stewardship Program

As part of the Separation, EVR will establish the Environmental Stewardship Trust and enter into an Environmental Stewardship Program Agreement with Teck Metals and the EST providing for the terms of the Environmental Stewardship Program. It is currently expected that, under the Environmental Stewardship Program, EVR will be required to fund the EST through escalating fixed annual contributions, starting at $50 million and escalating to $230 million in 2037, subject to available free cash flow, to fully fund its long-term environmental obligations related to the Steelmaking Coal Assets and prioritize the acceleration of reclamation efforts. It is currently expected that contributions to the Environmental Stewardship Trust will become self-funding after 2041. It is also currently expected that the Environmental Stewardship Program Agreement will provide for certain covenants restricting EVR from declaring and paying dividends or paying other distributions on EVR Common Shares or EVR Preferred Shares unless EVR and its subsidiaries maintain an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve).

Auditors and EVR Audit Committee

PricewaterhouseCoopers LLP is the auditor of EVR. EVR will be required to have an audit committee. The directors of EVR who will be members of the EVR Audit Committee following completion of the Separation will be John Currie (Chair), Sarah Kavanagh and David Scott.

Additional Information

See Appendix “J” – “Information Concerning EVR Pro Forma the Separation” for more detailed information concerning EVR after giving effect to the Separation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel (“Canadian Tax Counsel”) to Teck and EVR, the following summary, as at the date of this Information Circular, fairly presents the principal Canadian federal income tax considerations relating to the Separation generally applicable to a Teck Shareholder who, at all relevant times, deals at arm’s length with Teck and EVR, is not affiliated with Teck or EVR, holds all Teck Shares as capital property and will hold all EVR Common Shares as capital property, as determined for purposes of the Tax Act. Teck Shares and EVR Common Shares generally will constitute capital property to a Teck Shareholder for purposes of the Tax Act, unless any such shares are held in the course of carrying on a business of trading or dealing in shares or otherwise as part of a business of buying and selling securities or such Teck Shareholder has acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Teck Shareholders who are resident in Canada for purposes of the Tax Act may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem the Teck Shares and EVR Common Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Teck Shareholder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Teck Shareholders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Teck Shareholder: (i) that is a “financial institution” for purposes of certain rules in the Tax Act referred to as the mark-to-market rules; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; (iv) that reports its “Canadian tax results” in a currency other than Canadian currency; (v) that has entered into, or will enter into, with respect to its Teck Shares or EVR Common Shares, as the case may be, a “derivative forward agreement”; (vi) that acquired Teck Shares under or in connection with any equity based compensation arrangement; or (vii) that is exempt from tax under Part I of the Tax Act (all terms as defined in the Tax Act). Any such Teck Shareholder should consult with the Teck Shareholder’s own tax advisors.

This summary assumes that EVR will be a “public corporation” for purposes of the Tax Act at the time of the Distribution. EVR has represented to Canadian Tax Counsel that EVR will take the required steps, including making the requisite election in the manner and within the time required under the Tax Act, to so qualify EVR.

This summary is based on the facts set out in this Information Circular, representations from Teck and EVR as to certain factual matters and proposed activities, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (“Proposed Amendments”) and Canadian Tax Counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular Teck Shareholder. Consequently, Teck Shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances.

Resident Shareholders

The following portion of this summary is applicable to a Teck Shareholder who, for the purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada (“Resident Shareholders”).

Stated Capital Equalization Transaction

The Stated Capital Equalization Transaction should not result in a deemed dividend or income for purposes of the Tax Act for any Resident Shareholder.

Distribution of Distribution Consideration

Teck will distribute the Distribution Consideration on the Distribution. The fair market value of the Distribution Consideration distributed on the Distribution should be treated as a return of paid-up capital (“PUC”) for purposes of the Tax Act to Resident Shareholders, provided that such fair market value does not exceed PUC. To the extent that the fair market value of the Distribution Consideration received by a Resident Shareholder exceeds the PUC of such Teck Shares, the excess amount should be treated as a taxable dividend received by the Resident Shareholder from a taxable Canadian corporation. Teck expects, without giving assurances, that the fair market value of Distribution Consideration will not exceed the PUC of any Teck Shares. The taxation of dividends is described below under the heading “Resident Shareholders – Dividends on Teck Shares and EVR Common Shares”.

A Resident Shareholder who receives Distribution Consideration on the Distribution should be required to reduce the adjusted cost base of the Teck Shares held by such Teck Shareholder by the lesser of the fair market value of the Distribution Consideration received and the PUC of the Teck Shares held by such Teck Shareholder. If, as a result of such reduction, a Resident Shareholder’s adjusted cost base of Teck Shares held by the Teck Shareholder becomes negative (i.e., the amount of the reduction exceeds the adjusted cost base), such negative amount should be deemed to be a gain that is a capital gain realized by the holder in the taxation year that includes the Distribution and the adjusted cost base of such Teck Shares should be nil immediately after the Distribution. The taxation of capital gains and capital losses is described below under the heading “Resident Shareholders – Taxation of Capital Gains and Capital Losses”.

The cost of the EVR Common Shares acquired by a Resident Shareholder on the Distribution should be equal to the fair market value of such shares at the time of the Distribution.

For any Fractional EVR Common Shares sold by the depositary agent on behalf of a Resident Shareholder, such Resident Shareholder should dispose of such Fractional EVR Common Shares for proceeds of disposition equal to the amount paid to the Resident Shareholder therefor by the depositary agent. The taxation of dispositions is described below under the heading “Disposition of Teck Shares or EVR Common Shares”.

Dividends on Teck Shares and EVR Common Shares

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on the Teck Shares or EVR Common Shares should be included in computing the Resident Shareholder’s income and should be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. If Teck or EVR, as the case may be, designates such dividend or deemed dividend to be an “eligible dividend” for the purposes of the Tax Act, the enhanced gross-up and dividend tax credit rules normally applicable to taxable dividends that are eligible dividends should apply.

Dividends received or deemed to be received on Teck Shares or EVR Common Shares by a Resident Shareholder that is a corporation should be included in computing the corporation’s income and normally should be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act. In addition, in some circumstances, the amount of such dividend may be treated as proceeds of disposition or a capital gain on the Teck Shares or EVR Common Shares and not as a dividend. The taxation of capital gains and capital losses is described below under the heading “Resident Shareholders – Taxation of Capital Gains and Capital Losses”.

A Resident Shareholder that is a “private corporation”, as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a “related group”, as defined in the Tax Act, of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 38 1/3% of any dividends received or deemed to be received on Teck Shares or EVR Common Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income.

Disposition of Teck Shares or EVR Common Shares

A Resident Shareholder that disposes or is deemed to dispose of a Teck Share or EVR Common Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Teck Share or EVR Common Share exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base of such Teck Share or EVR Common Share, determined immediately before the disposition, and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under the heading “Resident Shareholders – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year. Allowable capital losses in excess of taxable capital gains for the year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, in each case generally only against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Teck Share or EVR Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Shareholder on such Teck Share or EVR Common Share (or another share where the Teck Share or EVR Common Share, as the case may be, has been acquired in exchange for such other share) to the extent and under the circumstances set out in the Tax Act. Similar rules may apply where a Teck Share or EVR Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult with their own tax advisors.

A Resident Shareholder that throughout the relevant taxation year is a “Canadian-controlled private corporation” as defined in the Tax Act, or a “substantive CCPC”, as defined in proposed amendments to the Tax Act, may be liable to pay an additional refundable tax of 10 2/3% on certain investment income, including taxable capital gains.

Capital gains realized by a Resident Shareholder who is an individual or a trust, other than certain specified trusts, may give rise to a liability for minimum tax under the Tax Act.

Non-Resident Shareholders

The following part of this summary is applicable to a Teck Shareholder, who, for purposes of the Tax Act and any applicable income tax treaty, at all relevant times, has not been and will not be resident or deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, Teck Shares or EVR Common Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Stated Capital Equalization Transaction

The Stated Capital Equalization Transaction should not result in a deemed dividend or income for purposes of the Tax Act for any Non-Resident Shareholder.

Distribution of Distribution Consideration

The fair market value of the Distribution Consideration distributed on the Distribution should be treated as a return of PUC for purposes of the Tax Act to Non-Resident Shareholders, provided that such fair market value does not exceed PUC. To the extent that the fair market value of the Distribution Consideration received by a Non-Resident Shareholder exceeds the PUC of such Teck Shares, the excess amount should be deemed to be a taxable dividend received by the Non-Resident Shareholder from a taxable Canadian corporation. Teck expects, without giving assurances, that the fair market value of the Distribution Consideration will not exceed the PUC of any Teck Shares. The taxation of dividends is described below under the heading “Non-Resident Shareholders – Dividends on Teck Shares and EVR Common Shares”.

A Non-Resident Shareholder who receives Distribution Consideration on the Distribution should be required to reduce the adjusted cost base of the Teck Shares held by such Teck Shareholder by the lesser of the fair market value of Distribution Consideration received and the PUC of the Teck Shares held by such Teck Shareholder. If, as a result of such reduction, a Non-Resident Shareholder’s adjusted cost base of Teck Shares held by such Teck Shareholder becomes negative (i.e., the amount of the reduction exceeds the adjusted cost base), such negative amount should be deemed to be a gain that is a capital gain realized by the holder in the taxation year that includes the Distribution and the adjusted cost base of such Teck Shares should be nil immediately after the Distribution. The taxation of capital gains and capital losses is described below under the heading “Non-Resident Shareholders – Disposition of Teck Shares or EVR Common Shares”.

The cost of the EVR Common Shares acquired by a Non-Resident Shareholder on the Distribution should be equal to the fair market value of such shares at the time of the Distribution.

For any Fractional EVR Common Shares sold by the depositary agent on behalf of a Non-Resident Shareholder, such Non-Resident Shareholder should dispose of such Fractional EVR Common Shares for proceeds of disposition equal to the amount paid to the Non-Resident Shareholder therefor by the depositary agent. The taxation of dispositions is described below under the heading “Disposition of Teck Shares or EVR Common Shares”.

Disposition of Teck Shares or EVR Common Shares

A Non-Resident Shareholder should not be subject to taxation in Canada in respect of a disposition of Teck Shares or EVR Common Shares unless such shares constitute “taxable Canadian property”, as defined in the Tax Act, at the time of disposition and the Non-Resident Shareholder is not provided relief from Canadian taxation under an applicable income tax treaty.

Generally, a Teck Share will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided (i) the Teck Shares are listed on a designated stock exchange (which includes the TSX and NYSE) at the particular time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, within the meaning of the Tax Act, or the Non-Resident Shareholder together with persons with whom the Non-Resident Shareholder does not deal at arm’s length, within the meaning of the Tax Act, do not own 25% or more of the issued shares of any class or series of Teck at any time during the 60 months preceding the particular time, and (ii) the Teck Share is not, at the particular time, otherwise deemed under the Tax Act to be taxable Canadian property.

Generally, an EVR Common Share will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided (i) the EVR Common Shares are listed on a designated stock exchange (which includes the TSX and NYSE) at the particular time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, within the meaning of the Tax Act, or the Non-Resident Shareholder together with persons with whom the Non-Resident Shareholder does not deal at arm’s length, within the meaning of the Tax Act, do not own 25% or more of the issued shares of any class or series of EVR at any time during the 60 months preceding the particular time, and (ii) the EVR Common Share is not, at the particular time, otherwise deemed under the Tax Act to be taxable Canadian property.

EVR Common Shares generally should be taxable Canadian property to any Non-Resident Shareholder until the EVR Common Shares are listed on a designated stock exchange. Based upon the information contained in this Information Circular, Canadian Tax Counsel understands that the EVR Common Shares are expected to be listed on a designated stock exchange prior to or shortly after the Distribution. If a Non-Resident Shareholder disposes of an EVR Common Share prior to the listing of the EVR Common Shares on a designated stock exchange the Non-Resident Shareholder generally should be considered to have disposed of taxable Canadian property.

If a Non-Resident disposes of taxable Canadian property, the disposition should give rise to a capital gain or capital loss in the same manner as described above under the heading “Resident Shareholders – Taxation of Capital Gains and Capital Losses”. Any such capital gain should be subject to tax under the Tax Act, subject to potential relief under an applicable income tax treaty. Unless an exception applies, a Non-Resident Shareholder is required to file a Canadian federal income tax return if such Teck Shareholder disposes of taxable Canadian property or realizes a taxable capital gain on the disposition of any property.

Unless an exception applies, a Non-Resident Shareholder who disposes of taxable Canadian property generally is required to notify the CRA of such disposition by registered mail pursuant to section 116 of the Tax Act no later than 10 days after the disposition. Non-Resident Shareholders who dispose of taxable Canadian property and purchasers of such property should seek advice concerning compliance with section 116 of the Tax Act from their own advisors.

Dividends on Teck Shares and EVR Common Shares

Dividends paid or credited, or deemed to be paid or credited, by Teck or EVR to a Non-Resident Shareholder or a partnership that is not a “Canadian partnership”, as defined in the Tax Act, should be subject to Canadian non-resident withholding tax of 25%, subject to reduction under an applicable income tax treaty.

ELIGIBILITY FOR INVESTMENT

Provided either the EVR Common Shares are unconditionally listed on a designated stock exchange in Canada (which includes the TSX and NYSE) at the time of the Distribution or after that time and EVR elects, as EVR has represented to Canadian Tax Counsel it will, in accordance with the rules in the Tax Act to be a public corporation from the beginning of its first taxation year, EVR will be a “public corporation” (as defined in the Tax Act) and the EVR Common Shares will, at the time of the Distribution, be qualified investments under the Tax Act for trusts governed by Exempt Plans.

Notwithstanding the foregoing, if the EVR Common Shares are a “prohibited investment” (as defined in the Tax Act) for an RRSP, RRIF, RESP, RDSP or TFSA, the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, will be subject to a penalty tax as set out in the Tax Act. Provided that, for purposes of the Tax Act, the annuitant, subscriber or holder, as the case may be, deals at arm’s length with EVR and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in EVR, the EVR Common Shares will not be a “prohibited investment” for such RRSP, RRIF, RESP, RDSP and TFSA, as the case may be, under the Tax Act. In addition, the EVR Common Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a discussion of certain material U.S. federal income tax considerations relating to the Separation and the ownership and disposition of EVR Common Shares that may be relevant to a U.S. Holder (as defined below) that holds their Teck Shares and EVR Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code, the U.S. Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), the Canada-United States Tax Convention (1980) (the “Treaty”), and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances (including U.S. Holders that are directly or indirectly related to Teck) or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	persons who acquired Teck Shares pursuant to the exercise of employee stock options or otherwise as compensation for services;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Teck or EVR equity;

•	persons whose functional currency is not the U.S. dollar;

•	persons who hold Teck Shares or EVR Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own Teck Shares or EVR Common Shares through partnerships or other pass-through entities; or

•	persons who hold Teck Shares or EVR Common Shares through a tax-qualified retirement plan.

In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.

This discussion does not address estate or gift, any U.S. federal tax consequences other than income, or any U.S. state and local, alternative minimum or non-U.S. tax consequences to U.S. Holders of the Separation and ownership and disposition of EVR Common Shares. Each U.S. Holder of Teck Shares or EVR Common Shares is urged to consult its own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the Separation and ownership and disposition of EVR Common Shares.

Teck has not requested, and does not intend to request, an opinion of counsel or ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the Separation and ownership and disposition of EVR Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Teck Shares or EVR Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Teck Shares and EVR Common Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is treated as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds or is the beneficial owner of Teck Shares or EVR Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the Separation and ownership and disposition of EVR Common Shares.

Material U.S. Federal Income Tax Consequences for U.S. Holders of the Separation

General Consequences to U.S. Holders who receive EVR Common Shares and/or cash pursuant to the Separation

The Separation is expected to be treated as a taxable dividend to a U.S. Holder of Teck Shares for U.S. federal income tax purposes in an amount equal to the lesser of: (i) the fair market value of any EVR Common Shares, as determined in U.S. dollars (plus any cash received in lieu of fractional shares of EVR Common Shares) plus the amount of any cash received in lieu of EVR Common Shares pursuant to the Election, as described in “The Separation – Cash Election”, in either case, received at the time of the Arrangement, and (ii) the U.S. Holder’s ratable share of Teck’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

To the extent the fair market value of EVR Common Shares plus the amount of any cash received pursuant to the Election, as described in “The Separation – Cash Election”, in lieu of fractional shares of EVR Common Shares, or both, exceeds Teck’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Teck Shares and then as capital gain (which would be long-term capital gain if the U.S. Holder held its Teck Shares for more than a year at the time of the Separation). Because Teck does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should assume that the Separation will constitute dividend income in full. U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive from Teck.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and Teck is expected to be eligible for the benefits of the Treaty. If Teck is a PFIC (as defined below) in either the taxable year of the distribution or the preceding taxable year, receipt of the EVR Common Shares and/or cash in lieu of the EVR Common Shares pursuant to the Separation will not qualify for reduced rates of taxation available for qualified dividends. Although not free from doubt, Teck believes that it is not a PFIC for the taxable year ended December 31, 2022. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that Teck will not be a PFIC for the current taxable year or any future taxable year.

A U.S. holder’s basis in EVR Common Shares received in the distribution will equal the fair market value of such EVR Common Shares as of the date of the Separation. A U.S. Holder will generally also begin a new holding period with respect to EVR Common Shares received in the Separation as of the day after the Separation.

Foreign Tax Credits

In general, any Canadian withholding tax imposed on the receipt of EVR Common Shares and/or cash in lieu of EVR Common Shares pursuant to the Separation will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

In general, distributions of cash or EVR Common Shares treated as a dividend for U.S. federal income tax purposes made to a U.S. Holder of Teck Shares in the Separation within the United States or through certain U.S. related financial intermediaries will be subject to U.S. information reporting unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Each U.S. Holder is urged to consult its own tax advisors regarding the information reporting and backup withholding rules.

Material U.S. Federal Income Tax Consequences for U.S. Holders of the Ownership of EVR Common Shares

Distributions on EVR Common Shares

A U.S. Holder that receives a distribution with respect to an EVR Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated earnings and profits of EVR, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by EVR in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

To the extent that a distribution exceeds the current and accumulated earnings and profits of EVR, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the EVR Common Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the EVR Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such EVR

Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such EVR Common Shares. See “Sale, Exchange or Other Taxable Disposition of EVR Common Shares” below. However, EVR does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by EVR with respect to EVR Common Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the EVR Common Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisors regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and EVR is expected to be eligible for the benefits of the Treaty. If EVR is classified as a PFIC in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. As discussed below in “Passive Foreign Investment Company Rules,” although not free from doubt, EVR believes that it will not be a PFIC.

In general, any Canadian withholding tax imposed on dividend payments in respect of EVR Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on EVR Common Shares will be treated as foreign source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of EVR Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of EVR Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in EVR Common Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the EVR Common Shares for more than one year. For certain non-corporate U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that is realized upon a sale, exchange or other taxable disposition of EVR Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of EVR Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company within the meaning of Section 1297(a) of the Code (a “PFIC”). A non-U.S. corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Although not free from doubt, Teck believes that EVR will not be a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is fact specific, based on the types of income EVR earns and the types and value of the EVR’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge EVR’s classification. Accordingly, it is possible that EVR may be classified as a PFIC in the current taxable year or in future years. If EVR is classified as a PFIC in any year during which a U.S. Holder holds EVR Common Shares, EVR generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds EVR Common Shares, regardless of whether EVR continues to meet the income or asset test discussed above.

If EVR were classified as a PFIC for any taxable year during which a U.S. Holder holds EVR Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of EVR Common Shares or upon the receipt of certain distributions treated as “excess distributions”. An excess distribution generally is the portion of any distributions to a U.S. Holder with respect to EVR Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder with respect to EVR Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such EVR Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the EVR Common Shares ratably over its holding period for EVR Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If EVR is classified as a PFIC, certain elections could be available to mitigate such consequences. If EVR Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such EVR Common Shares will constitute “marketable stock” for purposes of the PFIC rules. EVR expects that EVR Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark to market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which EVR is a PFIC the excess, if any, of the fair market value of EVR Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such EVR Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long term capital gains. A U.S. Holder with a mark to market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in EVR Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark to market election). A U.S. Holder’s tax basis in EVR Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark to market election. If made, a mark to market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the EVR Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that EVR is classified as a PFIC, U.S. Holders are urged to consult their own tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat EVR as a “qualified electing fund” (a “QEF”). An election to treat the Corporation as a QEF will not be available, however, if EVR does not provide the information necessary to make such an election. EVR does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to EVR Common Shares.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Considerations for U.S. Holders of EVR Common Shares

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates and trusts are required to pay an additional 3.8 percent tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of EVR Common Shares or from the receipt of EVR Common Shares pursuant to the Separation may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on net investment income.

Disclosure Requirements for Specified Foreign Financial Assets

U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US $50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold EVR Common Shares. U.S. Holders should also be aware that if EVR were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the EVR Common Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of EVR Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of EVR Common Shares within the United States or through certain U.S. related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisors regarding the information reporting and backup withholding rules.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. ALL U.S. HOLDERS OF TECK SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SEPARATION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

EVR STOCK OPTION PLAN

Resolution

At the Meeting, Teck Shareholders will be asked to consider and, if deemed appropriate, approve the following EVR Stock Option Plan Resolution to approve the EVR Stock Option Plan.

“WHEREAS,

1.	EVR will, upon completion of the Separation, adopt the EVR Stock Option Plan and 5,850,000 EVR Common Shares will be reserved for issuance under the EVR Stock Option Plan.

BE IT RESOLVED that:

2.	The EVR Stock Option Plan, substantially as described in the Information Circular accompanying the notice of this Meeting, is hereby approved.

3.

Any one director or officer of EVR be and is hereby authorized to execute or cause to be implemented the EVR Stock Option Plan, substantially as described in the Information Circular accompanying the notice of this Meeting, and to execute or deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as they shall determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

In order for the foregoing ordinary resolution to be passed, it must be approved by a simple majority of the votes cast by Teck Shareholders present or represented by proxy at the Meeting, voting together as a single class. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the EVR Stock Option Plan Resolution.

Approval of the EVR Stock Option Plan by Teck Shareholders is required by the TSX and has been made a condition precedent to completion of the Separation. This condition precedent may be waived by Teck.

The Board recommends that you vote FOR the EVR Stock Option Plan.

The following discussion is qualified in its entirety by the text of the EVR Stock Option Plan, which will be available after the Separation Effective Time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under EVR’s profile.

Summary

Under the EVR Stock Option Plan, options may be granted to full-time employees of EVR or a subsidiary who are or who demonstrate the potential of becoming key personnel. 5,850,000 EVR Common Shares are expected to be reserved for issuance under the EVR Stock Option Plan, which represent 9.9% of the estimated aggregate number of EVR Common Shares issued and outstanding following completion of the Separation.

The EVR Board will determine the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the EVR Common Shares on the TSX on the last trading day prior to the grant date. The maximum term of any option is 10 years and, unless otherwise determined by the EVR Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date. EVR Common Shares reserved for issuance under options under the EVR Stock Option Plan that expire or terminate without being exercised are returned to the pool available for grant.

The aggregate number of EVR Common Shares issuable to insiders of EVR at any time or issued to insiders of EVR within any one year period pursuant to the EVR Stock Option Plan and any other EVR share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding EVR Common Shares. EVR Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.

As described under “The Separation – Treatment of Teck Incentive Awards”, EVR Options having substantially the same terms as the Teck Options currently outstanding will be granted pursuant to the Separation Plan of Arrangement, such that there will be EVR Options outstanding under the EVR Stock Option Plan following completion of the Separation. The number of EVR Options expected to be granted pursuant to the Separation Plan of Arrangement will be determined in accordance with the Separation Plan of Arrangement, as described under “The Separation – Separation Plan of Arrangement” and “The Separation – Treatment of Teck Incentive Awards – Treatment of Outstanding Teck Options”. The specific number of EVR Options to be granted pursuant to the Separation Plan of Arrangement cannot be determined at this time and will depend on, among other things, the respective fair market values of EVR Common Shares and Teck Class B Subordinate Voting Shares, the number of Teck Options outstanding and the applicable holders of Teck Options and the number of Teck Options held by each of them, in each case at the relevant times specified in the Separation Plan of Arrangement.

EVR Options granted under the EVR Stock Option Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by EVR or its subsidiary. Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:

Reason for Termination	Treatment of Options
Death	Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options.
Retirement

Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited. EVR Options may be exercised until the earlier of the normal expiry date and the:

•  3rd anniversary of retirement, if “Early Retirement Eligible”

•  5th anniversary of retirement, if “Normal Retirement Eligible”

Retirement eligibility is dependent on:

•  the employee having at least 5 years of service

•  the employee giving 6 months’ notice of intention to retire, and

•  the sum of the employee’s years of service plus their age being at least 65 (early retirement) or 70 (normal retirement)

Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation.
Cause	All options are forfeited.
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment.

The EVR Stock Option Plan will provide for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the EVR Common Shares, the amalgamation, merger or business combination of EVR, a re-designation of EVR Common Shares, or a take-over bid for the EVR Common Shares. The EVR Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

Employees of EVR will be prohibited from trading in EVR securities with knowledge of material information concerning EVR that has not been publicly disclosed. EVR will establish regular blackout periods during which employees may not trade in EVR securities, including exercising options. Under the EVR Stock Option Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the fifth business day after the blackout period ends.

The EVR Board may discontinue or amend the EVR Stock Option Plan at any time without shareholder approval, provided, that shareholder approval must be obtained to:

•	reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option;

•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);

•	increase the levels of insider participation;

•	increase the number of EVR Common Shares reserved for issuance (other than as set out in the EVR Stock Option Plan);

•	add non-employee directors to the category of persons eligible to receive options;

•	amend any assignment rights set; and

•	amend any matters for which shareholder approval is specifically required.

The EVR Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the EVR Stock Option Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise. All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the EVR Board may provide for such additional or varied terms in option agreements, as it may consider necessary or appropriate.

EVR SHAREHOLDER RIGHTS PLAN

At the Meeting, Teck Shareholders will be asked to consider and, if deemed appropriate, to approve the following EVR Shareholder Rights Plan Resolution to approve the EVR Shareholder Rights Plan.

“BE IT RESOLVED THAT:

1.	The EVR Shareholder Rights Plan, substantially as described in the Information Circular accompanying the notice of this Meeting, is hereby approved.

2.

Any one director or officer of EVR be and is hereby authorized to execute or cause to be executed the EVR Shareholder Rights Plan substantially as described in the Information Circular accompanying the notice of this Meeting, and to execute or deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as they shall determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

In order for the foregoing ordinary resolution to be passed, it must be approved by a simple majority of the votes cast by Teck Shareholders present or represented by proxy at the Meeting, voting together as a single class. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the EVR Shareholder Rights Plan Resolution.

Approval of the EVR Shareholder Rights Plan Resolution by Teck Shareholders is required by the TSX as a condition to its approval of the EVR Common Shares issuable under the EVR Shareholder Rights Plan, but such Teck Shareholder approval is not a condition precedent to completion of the Separation. The EVR Shareholder Rights Plan will not come into effect unless the Separation becomes effective.

The Board recommends that you vote FOR the EVR Shareholder Rights Plan Resolution.

PURPOSE

The primary objective of the EVR Shareholder Rights Plan is to, among other things, provide the EVR Board with, should it so decide in the exercise of its fiduciary duty, sufficient time to explore and develop all options for maximizing shareholder value if a take-over bid is made for the EVR Common Shares following the Separation and to ensure, to the extent possible, that all EVR Shareholders are treated fairly in connection with any take-over offer or bid for the EVR Common Shares. The EVR Shareholder Rights Plan encourages a potential acquiror to proceed by way of a Permitted Bid (as defined below), which requires the take-over bid to either be supported by the EVR Board or satisfy certain minimum standards designed to promote fairness for all affected stakeholders.

SUMMARY

A summary of the key features of the EVR Shareholder Rights Plan is set out below but is qualified in its entirety by the full text of the EVR Shareholder Rights Plan, which is available on Teck’s website at www.teck.com and will be available under EVR’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar following the effectiveness of the Separation.

Term

The EVR Shareholder Rights Plan must be approved by EVR Shareholders at every third annual meeting of EVR Shareholders. If it is approved at the Meeting, the EVR Shareholder Rights Plan will be effective immediately following completion of the Separation and will next require reconfirmation by the EVR Shareholders at the third annual meeting of EVR Shareholders after completion of the Separation.

Issuance of EVR Rights

Upon the EVR Shareholder Rights Plan becoming effective, EVR will issue one right (an “EVR Right”) in respect of each EVR Common Share issued and outstanding immediately following the Separation (the “Rights Record Time”). In addition, one EVR Right will automatically attach to each EVR Common Share that is subsequently issued by EVR after the Rights Record Time but prior to the earlier of the Rights Separation Time (as defined below) and the Rights Expiration Time (as defined below).

EVR Rights Exercise

EVR Rights are not exercisable before the Rights Separation Time. The EVR Rights generally separate from the EVR Common Shares and become exercisable ten (10) trading days after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the EVR Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the EVR Shareholder Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the EVR Shareholder Rights Plan (see “– Permitted Bid Requirements” below). When any person (an “Acquiring Person”, see “ – Definition of “Acquiring Person”” below) becomes the Beneficial Owner (as defined below) of 20% or more of the EVR Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the EVR Shareholder Rights Plan, a “Flip-in Event” occurs (see “ – Definition of “Flip-in Event”” below). Any EVR Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, unless the Flip-In Event is waived by the EVR Board, each EVR Right (excluding EVR Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such EVR Rights of EVR Common Shares at a 50% discount to their market price (subject to customary anti-dilution adjustments).

Trading of EVR Rights

Until the Rights Separation Time, the EVR Rights will be evidenced by the registered ownership of the EVR Common Shares (whether or not evidenced by a certificate representing such EVR Common Shares) and will be transferable only together with the associated EVR Common Shares. After the Rights Separation Time, separate certificates evidencing the EVR Rights (“Rights Certificates”) will be mailed to holders of record of EVR Common Shares (other than an Acquiring Person) as of the Rights Separation Time. Rights Certificates will also be issued for EVR Rights in respect of EVR Common Shares issued after the Rights Separation Time and before the Rights Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for EVR Common Shares after the Rights Separation Time. EVR Rights will trade separately from the EVR Common Shares after the Rights Separation Time.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is defined in the EVR Shareholder Rights Plan as a person who is or is deemed to be the Beneficial Owner (as defined below) of 20% or more of the outstanding EVR Common Shares.

Definition of “Beneficial Ownership”

Under the EVR Shareholder Rights Plan, a person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(a)	any securities as to which such person or any affiliate or associate of such person or any other person acting jointly or in concert with such person is the owner in law or equity;

(b)

any securities as to which such person or any affiliate or associate of such person or any other person acting jointly or in concert with such person has or shares the right or obligation to acquire or become the owner at law or in equity upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding, in each case if such right or obligation is exercisable immediately or within a period of 60 days thereafter; and

(c)

any securities which are subject to a lock-up or similar agreement to tender or deposit them into any take-over bid made by such person or any affiliate or associate of such person or any other person acting jointly or in concert with such person.

However, a person is not deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own” securities under the EVR Shareholder Rights Plan where:

(i)	such securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

(ii)	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement (as defined below);

(iii)

such person is an investment fund or mutual fund manager, a trust company, a statutory body established to manage funds of public bodies, an agent of the crown for the management of public assets, a pension fund or a pension fund administrator or trustee, as long as such person is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid, the whole as more fully described in the EVR Shareholder Rights Plan and subject to certain exceptions set forth therein; or

(iv)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Permitted Lock-Up Agreement”

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid (the “Lock-up Bid”) and one or more holders (each a “Locked-up Person”) of EVR Common Shares pursuant to which such Locked-up Persons agree to deposit or tender EVR Common Shares to the Lock-up Bid and where the agreement:

(a)

permits the Locked-up Person to withdraw EVR Common Shares in order to tender or deposit such EVR Common Shares to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each EVR Common Share that exceeds, or provides a value for each EVR Common Share that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; or

(b)

permits the Locked-up Person to withdraw EVR Common Shares in order to tender or deposit such EVR Common Shares to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each EVR Common Share that exceeds, or provides a value for each EVR Common Share that is greater than, the offering price or value represented by or proposed to be represented by, the Lock-up Bid by as much or more than a specified amount not greater than 7% of the offering price or value that is represented by the Lock-up Bid; and

(c)

permits the Locked-up Person to withdraw EVR Common Shares in order to tender or deposit such EVR Common Shares to another take-over bid (or terminate the agreement in order to support another transaction) if the number of EVR Common Shares to be purchased under such other take-over bid or transaction exceeds the number of EVR Common Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of EVR Common Shares not greater than 7% of the number of EVR Common Shares offered to be purchased under the Lock-up Bid, at an offering price for each EVR Common Share that is not less, or provides a value for each EVR Common Share that is not less than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; and

(d)

provides for no “break-up” fees, “top-up” fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of: (i) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person, and (ii) 50% of the amount by which the price or value payable under another take-over bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, to be payable, directly or indirectly, by such Locked-up Person pursuant to the agreement if any Locked-up Person fails to tender EVR Common Shares pursuant thereto or withdraws EVR Common Shares previously tendered thereto in order to tender such EVR Common Shares to another take-over bid or support another transaction.

Definition of “Rights Separation Time”

The Rights Separation Time occurs under the EVR Shareholder Rights Plan on the tenth trading day after the earlier of the following dates, or such later date as may be determined by the EVR Board:

(a)	the first date of public announcement of facts indicating that a person has become an Acquiring Person;

(b)

the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid (as such terms are defined below)) or such later date as determined by the EVR Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such; or such later date as determined by the EVR Board.

Definition of “Rights Expiration Time”

Provided that the EVR Shareholder Rights Plan Resolution is approved by the requisite majority of Teck Shareholders at the Meeting or any adjournment or postponement thereof, the Rights Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise EVR Rights is terminated under the terms of the EVR Shareholder Rights Plan; and

(b)

the date immediately following the date of EVR’s annual meeting of shareholders to be held in the third year following the year in which the Separation occurs or, if the EVR shareholders approve the renewal of the EVR Shareholder Rights Plan at or prior to such annual meeting of shareholders, then on the close of business on the date immediately following the annual meeting of the shareholders of EVR be held in the third year following the year in which the renewal of the EVR Shareholder Rights Plan is approved, and so on.

Definition of a “Flip-In Event”

A Flip-in Event occurs when a person becomes an Acquiring Person, unless waived by the EVR Board. Upon the occurrence of a Flip-in Event, any EVR Rights that are Beneficially Owned by an Acquiring Person or by persons to whom an Acquiring Person has transferred its EVR Rights or whom are successors in title of EVR Rights of an Acquiring Person will become null and void as a result of which the Acquiring Person’s investment in EVR would be greatly diluted if a substantial portion of the EVR Rights are exercised after a Flip-in Event occurs.

Permitted Bid Requirements

The requirements for a Permitted Bid under the EVR Shareholder Rights Plan include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of EVR Common Shares (other than the bidder);

(c)

the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

(d)

EVR Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the EVR Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

(e)

if more than 50% of the EVR Common Shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the EVR Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of EVR Common Shares for not less than 10 days from the date of such public announcement.

“Independent Shareholders” is defined in the EVR Shareholder Rights Plan as all holders of EVR Common Shares, excluding any Acquiring Person, any person that is making or has announced an intention to make a take-over bid for the EVR Common Shares, affiliates, associates, and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of EVR unless the beneficiaries of the plan or trust direct the manner in which the EVR Common Shares are to be voted.

Definition of “Competing Bid”

The EVR Shareholder Rights Plan allows a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid other than the requirement that no EVR Common Shares shall be taken up and paid for prior to the close of business on a date which is not less than 105 days following the date of the Permitted Bid. The Competing Bid shall also contain an irrevocable and unqualified condition that no EVR Common Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder under applicable Canadian securities laws after the date of the take-over bid constituting the Competing Bid.

Redemption of EVR Rights

The EVR Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Rights Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the EVR Rights at a redemption price of $0.000001 per EVR Right. EVR Rights will be deemed to have been redeemed by the EVR Board following completion of a Permitted Bid or Competing Permitted Bid, or a bid for which the EVR Board has waived, in accordance with the provisions of the EVR Shareholder Rights Plan, the operation of the EVR Rights.

Waiver

The EVR Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the EVR Shareholder Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of EVR Common Shares. Where the EVR Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for EVR made by a take-over bid circular to all holders of EVR Common Shares prior to the expiry of any other bid for which the EVR Shareholder Rights Plan has been waived. The EVR Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of EVR Shareholder Rights Plan to a particular Flip-in Event where the EVR Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership such that it is no longer an Acquiring Person. The EVR Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the EVR Shareholder Rights Plan for any Flip-in Event.

Amendment

The EVR Board may amend the EVR Shareholder Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of EVR Rights if the Rights Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The EVR Board, without such approval, may make amendments to the EVR Shareholder Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the EVR Shareholder Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

EVR Board

The EVR Shareholder Rights Plan will not detract from or lessen the duty of the EVR Board to act honestly and in good faith with a view to the best interests of EVR. The EVR Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to EVR Shareholders as are considered appropriate.

Exemption for Investment Managers

For greater certainty, under the EVR Shareholder Rights Plan, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the EVR Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

Rights Agent

TSX Trust Company.

THE DUAL CLASS AMENDMENT

SUMMARY OF THE DUAL CLASS AMENDMENT

The Dual Class Amendment contemplates, among other things, a reorganization of the capital of Teck that will result in the elimination of the multiple voting rights of the Teck Class A Shares on the sixth anniversary of the Dual Class Amendment Effective Date. Pursuant to the Dual Class Amendment, each issued and outstanding Teck Class A Share will be acquired by Teck in exchange for (i) one New Teck Class A Share which will automatically convert into a Teck Class B Subordinate Voting Share on the sixth anniversary of the Dual Class Amendment Effective Date and (ii) 0.67 of a Teck Class B Subordinate Voting Share.

Each Teck Class A Share carries 100 votes per share, and each Teck Class B Subordinate Voting Share carries one vote per share. If the Dual Class Amendment Resolution is approved, the Teck Class A Shares will be acquired by Teck in exchange for New Teck Class A Shares, which will have identical rights as the existing Teck Class A Shares, except that the New Teck Class A Shares will automatically convert on the sixth anniversary of the Dual Class Amendment Effective Date. On such date, the New Teck Class A Shares will be converted into Teck Class B Subordinate Voting Shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

The rights, privileges, restrictions and conditions of the Teck Class B Subordinate Voting Shares will not change as a result of the Dual Class Amendment.

The Separation and the Dual Class Amendment are not conditional on one another. If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation. Unless otherwise indicated, the disclosure in this section assumes that no changes to Teck’s business are made and does not reflect any changes as made be made pursuant to the Separation as described under “The Separation” in this Information Circular.

Teck Shareholders are urged to read this Information Circular, including the Appendices, in their entirety. The persons named in the enclosed proxy form, if named as proxyholder, intend to vote FOR the Dual Class Amendment Resolution.

BACKGROUND TO THE DUAL CLASS AMENDMENT

The following is a summary of the background and principal events leading to the proposed Dual Class Amendment.

Teck’s dual class share structure was instituted in 1969, when each previously issued common share was exchanged for a new Teck Class A Share and new Teck Class B Subordinate Voting Shares were created for use in future equity financings. The fundamental terms of the dual class share structure were unaltered from that time until 2001, when Teck added coattail provisions to its articles for the benefit of the holders of Teck Class B Subordinate Voting Shares. In connection with the proposed addition of the coattail provisions to Teck’s articles, Teck undertook negotiations with Temagami and SMM, the owners at the time of an aggregate of 61.6% of the outstanding Teck Class A Shares, regarding the terms on which they would agree to vote in favour of adopting the coattail provisions. Following negotiations, it was agreed that such shareholders would vote in favour of the amendment to the articles if the amendment also provided for a conversion of each Teck Class A Share then outstanding into one new Teck Class A Share and 0.20 of a Teck Class B Subordinate Voting Share. The adoption of the coattail provisions and the conversion of Teck Class A Shares into new Teck Class A Shares and Teck Class B Subordinate Voting Shares on such basis was approved by Teck Shareholders on September 10, 2001.

The possibility of collapsing Teck’s dual class share structure has been a topic of discussion by the Board and the Corporate Governance & Nominating Committee of the Board (the “Governance Committee”) for several years. Management has regularly provided the Governance Committee with an update on developments relevant to governance, including regulatory and capital market views regarding dual class share structures. The Governance Committee was advised that in 2022 certain proxy advisory services had begun to recommend voting against the chair of the governance committee at companies with a multi-class share structure and unequal voting rights unless the company provides for a reasonable sunset of its multi-class share structure. The Chair of the Board also briefed Dr. Keevil, in his role as President of Temagami, a Principal Class A Shareholder, regarding these developments from time to time. In addition, the Board has received advice from financial advisors from time to time regarding key implications associated with Teck’s dual class share structure.

Dr. Keevil had advised the Board of his view that the founding team and key colleagues are proud of having built Teck into a major independent Canadian-based mining company, rising from a market value of only $25 million in 1975 to $12.6 billion in 2005 and $25 billion in 2022, creating significant value for all Teck Shareholders.

Dr. Keevil had also advised that he believed the existing dual class share structure has been beneficial to long-term shareholders because it has allowed boards and management teams to emphasize long-term strategies for growth in shareholder value.

While the Board is of the view that Teck has historically benefitted from its dual class share structure, in particular through economic cycles and disruptions facing resource extraction industries, the Board’s view has evolved to recognize that the potential collapse of the dual class share structure and elimination of Teck’s multiple voting shares would be consistent with recent governance trends and views being expressed to the Board and management by many investors. It would also mitigate the risk of future exclusion from equity indices, an important source of passive ownership.

The Special Committee was established on April 6, 2022 to oversee the Board’s consideration of the Separation. See “The Separation – Background to the Separation”. As the Special Committee explored the Separation, it was of the view that such transaction would involve EVR having only one class of common shares. With this backdrop in mind, the Special Committee began considering the possibility of pursuing a collapse of Teck’s dual class share structure, concurrently with the Separation.

In May 2022, in connection with the Special Committee’s consideration of the possibility of engaging with the Principal Class A Shareholders regarding the potential collapse of Teck’s dual class share structure, Ms. Murray, the Chair of the Special Committee, requested from the Special Committee’s independent legal counsel, information regarding dual class share structures of TSX-listed companies, including information regarding collapses of, and amendments to, such dual class share structures, and information in respect of regulatory developments and commentary regarding dual class share structures in Canada and the United States.

On June 1, 2022, the Special Committee discussed considerations relating to the possibility of a collapse of the dual class share structure. Ms. Murray noted that she had had informal discussions with Dr. Keevil, and more recently with Messrs. Sagawa and Tani, who are employees of SMM, a Principal Class A Shareholder, and also directors of Teck, about a possible sunset on the dual class share structure. The Special Committee recognized that the Board could not take any action to force such a change and that it could only occur with the approval of Teck Class A Shareholders.

On July 19, 2022, Ms. Murray updated the Special Committee on the informal discussions she continued to have with Dr. Keevil, which Ms. Murray indicated she expected would continue in September following a meeting of the Board to be held that month.

At a meeting on September 12, 2022, the Governance Committee considered the materials prepared by the Special Committee’s independent counsel related to dual class share structures, discussing the precedent transactions and potential benefits and risks of pursuing a change in the dual class share structure in connection with the Separation. The Governance Committee also discussed potential stakeholder views on a dual class share structure collapse, the potential effect of the removal of the dual class share structure on Teck’s long-term strategy, regulatory and governance considerations relating to dual class share structures generally, and the potential format of any collapse of the dual class share structure. At the meeting of the Board held on September 13, 2022, Sarah Strunk, Chair of the Governance Committee, advised the Board that the Governance Committee had reviewed dual class share structures from a regulatory and stakeholder standpoint and had authorized the Chair of the Special Committee to continue discussions with the Principal Class A Shareholders regarding potential governance changes, including a possible transaction to collapse Teck’s dual class share structure concurrently with the Separation.

Following the Board meeting and discussions with the Special Committee’s financial and legal advisors, Ms. Murray commenced formal negotiations with Dr. Keevil on September 19, 2022 regarding the possibility of introducing a time-based sunset into the terms of the Teck Class A Shares. Ms. Murray provided to Dr. Keevil an overview of the Special Committee’s preliminary considerations of potential benefits and risks of introducing a sunset to the dual class share structure, as well as information that had been provided to the Governance Committee by the Special Committee’s independent counsel. Dr. Keevil, in his capacity as Chairman Emeritus of Teck, had already been briefed on the fact that the Separation was under consideration, and advised that, in his opinion, the Separation could address investor concerns regarding ESG matters.

Ms. Murray spoke to Dr. Keevil about the importance of ensuring that, if the Separation proceeded, it would result in the creation of two world class companies. She acknowledged the importance of Teck’s dual class share structure historically in allowing Teck to pursue long-term value creation, but also discussed the negative perception of dual class share structures held by certain investors and shared some of the conversations that she had previously had with Teck investors on the subject. Ms. Murray noted that EVR would not have a dual class share structure and expressed the view of the Special Committee that it would be desirable to introduce a sunset on Teck’s dual class share structure at the time of the Separation.

On October 7, 2022, the Special Committee received and discussed an update from Ms. Murray with respect to her ongoing discussions with Dr. Keevil. Ms. Murray noted that Temagami had requested further time to consider the matter.

Later that day, Ms. Murray and Dr. Keevil discussed the matter at length and reviewed again the arguments in favour of adopting a sunset provision. Ms. Murray also outlined her preliminary views on some key parameters of a possible sunset provision based on information provided by the Special Committee’s financial and legal advisers and acknowledged there was market precedent for holders of multiple voting shares receiving a premium in connection with dual class share collapse transactions. She suggested to Dr. Keevil that the issuance by Teck of an additional one-third of a Teck Class B Subordinate Voting Share for each Teck Class A Share and the imposition of a seven-year sunset period are terms that she would be willing to explore with the Special Committee. Ms. Murray also suggested the Special Committee might be willing to consider the possibility of granting each of SMM and Keevil Holdco the right to nominate one director for a period of three years following the expiry of the potential seven-year sunset to ensure that members of the Keevil family might continue to have a role at Teck for a period of time following the sunset period.

On November 3, 2022, counsel to the Special Committee, Peter Rozee, Teck’s Senior Vice President, Commercial and Legal Affairs, and counsel to Temagami met to discuss the process for negotiating a possible sunset on the Teck Class A Shares, potential structures for implementing a sunset, the possibility of Temagami being granted rights with respect to board representation in connection with a sunset, and possible scenarios with respect to cross-conditionality of a collapse of the dual class share structure and the Separation.

On November 11, 2022, the Special Committee met with its financial and legal advisors and Mr. Rozee to discuss the process for continuing discussions with Temagami and SMM and terms of a proposed sunset, including the possibility of a potential premium to be paid to Teck Class A Shareholders and with respect to any cross-conditionality with the Separation. The Special Committee’s independent legal counsel presented to the Special Committee regarding possible structures and implementation steps for the Dual Class Amendment, the possibility of providing Temagami with board representation rights in connection with the Dual Class Amendment, and the role of the Special Committee and its financial advisors in the process. The Special Committee determined that it would be preferable for the Dual Class Amendment and the Separation to be fully independent and not cross-conditional. The Special Committee’s financial advisors discussed potential premium considerations in the context of Teck’s market capitalization, as well as Teck Class B Subordinate Voting Shareholders’ anticipated focus on aggregate dilution to the Teck Class B Subordinate Voting Shares as a result of the Dual Class Amendment. The Special Committee discussed possible terms of a transaction to effect a collapse of the dual class share structure and noted that further consideration and financial and legal advice, including with respect to the amount of any potential premium to be paid and the length of any sunset period, were required before any formal proposal could be made to the Principal Class A Shareholders.

At a Board meeting held on November 15, 2022, the Board approved an amendment to the Special Committee’s mandate that formally expanded the Special Committee’s role to include the review and consideration of the Dual Class Amendment, and authority to negotiate, as determined necessary and appropriate by the Special Committee, its terms and conditions.

On November 25, 2022, Ms. Murray discussed with Dr. Keevil the possibility of a premium being paid to effect the exchange of Teck Class A Shares to implement a sunset, the length of the sunset period, and the Special Committee’s view that it would be in the best interest of Teck for there not to be cross-conditionality with the Separation.

At the November 30, 2022 meeting of the Special Committee, Ms. Murray provided an update on the progress of discussions with Dr. Keevil, including potential cost reimbursement, an indemnity, board nomination rights, and his initial view that any Dual Class Amendment should be conditional on the completion of the Separation. The Special Committee and its legal and financial advisors discussed possible terms of a proposal to be made to Temagami and SMM in respect of the Dual Class Amendment and the Special Committee decided to make a non-binding proposal on the following terms: (i) the multiple voting rights on the Teck Class A Shares would terminate on the fifth anniversary of the effective date, at which time all Teck Class A Shares would be automatically exchanged for Teck Class B Subordinate Voting Shares and all Teck Class B Subordinate Voting Shares would be redesignated as common shares; (ii) on the effective date, each Teck Class A Share would automatically be exchanged for one new Class A common share and 0.33 of a Teck Class B Subordinate Voting Share; and (iii) until the second anniversary of the sunset date and subject to certain conditions, Temagami would be entitled to identify, following an annual consultation process with the Chair and the Chair of the Governance Committee, one representative of Keevil Holdco and one representative of SMM for nomination for election to the Board at each annual meeting of shareholders, and Dr. Keevil and Mr. Keevil, would continue to be appointed as Chairman Emeritus and Vice Chair, respectively.

On November 30, 2022, following the meeting of the Special Committee, Ms. Murray, on behalf of the Special Committee, delivered the non-binding proposal to Temagami, which requested Temagami to confirm that such proposal would be supported by Temagami and SMM. The proposal indicated that entry into any binding agreement regarding the Dual Class Amendment would be subject to receipt by the Special Committee of a satisfactory fairness opinion and approval of the Board.

On December 9, 2022, Ms. Murray and Dr. Keevil discussed the Special Committee’s proposal of November 30, 2022. Dr. Keevil advised Ms. Murray that Temagami had received financial advice that an exchange ratio well in excess of that offered by the Special Committee would be more reasonable and that it would be requesting an exchange ratio in excess of 0.33 of a Teck Class B Subordinate Voting Share along with a sunset period of six years. He further advised that Temagami would not require any post-sunset board representation rights and that, in his view, the Dual Class Amendment would not need to be cross-conditional on the Separation. He also indicated Temagami’s expectation that its costs in connection with the Dual Class Amendment would be paid by Teck as the proponent of the proposed change in the share structure. Ms. Murray requested that Temagami provide its response to the Special Committee’s November 30 proposal in writing.

On December 13, 2022, Ms. Murray and Dr. Keevil discussed the Special Committee’s non-binding proposal and Dr. Keevil indicated to Ms. Murray that he expected that, in the event that both the Separation and Dual Class Amendment were to proceed, the Dual Class Amendment would become effective prior to the Separation, with the result that holders of Teck Class A Shares would be entitled to distributions in connection with the Separation in respect of the Teck Class B Subordinate Voting Shares to be issued to such holders in connection with the Dual Class Amendment.

On December 14, 2022, the Special Committee received a written response from Temagami in respect of the Special Committee’s non-binding proposal. Temagami’s response noted it had been advised that market participants commonly consider the level of dilution of all shareholders resulting from such changes as a measure of acceptability, and that a dilution range of 1.5% to 2.0% (1.0 to 1.33 Teck Class B Subordinate Voting Shares for each Teck Class A Share) would be reasonable based on recent comparable market transactions. Temagami proposed that each Teck Class A Share be acquired by Teck on the effective date of the Dual Class Amendment in exchange for one new Teck Class A Share and 0.67 of a Teck Class B Subordinate Voting Share, representing dilution of approximately 1.0%. Temagami also advised that no post-sunset board nomination rights or other entitlements for Temagami, Dr. Keevil or Mr. Keevil would be required, and that a six-year sunset period would be acceptable to it.

At the Special Committee meeting held on December 19, 2022, the Special Committee discussed Temagami’s written response with its legal and financial advisors. The Special Committee discussed the exchange ratio and sunset term that had been proposed by Temagami, as well as considerations relating to possible cross-conditionality of the Dual Class Amendment and the Separation. The Special Committee decided to try to reduce the Class B Subordinate Voting Share component of the premium below the level proposed by Temagami.

On December 27, 2022, Ms. Murray communicated to Dr. Keevil that the Special Committee and its advisors would be supportive of a premium of 0.50 of a Teck Class B Subordinate Voting Share, subject to receiving confirmatory financial advice. Dr. Keevil advised Ms. Murray that a premium of less than 0.67 of a Teck Class B Subordinate Voting Share was not acceptable to Temagami or its shareholders since their advisors had indicated the 0.67 premium proposed by Temagami, which represents only approximately 1.0% of Teck’s total capitalization, was reasonable and well within market precedents.

On January 5, 2023, the Special Committee met with its financial and legal advisors as well as certain members of management. Ms. Murray provided an update regarding the status of negotiations regarding the Dual Class Amendment, after which the members of management left the meeting. The Special Committee’s financial advisors then reviewed their analysis of the terms proposed by Temagami, including in relation to precedent dual class share collapse transactions. Following discussion, the Special Committee determined that the terms set out in Temagami’s December 14, 2022 proposal were acceptable to the Special Committee in principle and authorized Ms. Murray to communicate such acceptance to Temagami. Ms. Murray sent a letter to Temagami later that day confirming that the terms of Temagami’s December 14, 2022 proposal were acceptable to the Special Committee on a non-binding basis and that the next step would be to negotiate definitive voting support agreements between Teck and each of Temagami and SMM.

The Special Committee also discussed on January 5, 2023 obtaining a fairness opinion in respect of the Dual Class Amendment from a financial advisory firm that would be compensated on a fixed fee basis, and it was noted that Origin had been contacted to confirm its independence and to request a presentation on its credentials.

On January 13, 2023, the Special Committee received a presentation from representatives of Origin on Origin’s advisory credentials. Following the meeting, Origin was retained by the Special Committee to provide a fairness opinion in respect of the Dual Class Amendment for a fixed fee (the “Origin Dual Class Amendment Fairness Opinion”).

On January 16, 2023, a draft voting support agreement in respect of the Dual Class Amendment and the Separation was provided by counsel to the Special Committee to counsel to Temagami and to SMM. Between January 16, 2023 and February 21, 2023, counsel to the Special Committee negotiated and settled the terms of the Voting Support Agreements with counsel to Temagami and counsel to SMM.

At the February 7, 2023 meeting of the Special Committee, each of Origin and BMO updated the Special Committee regarding the status of their process and analysis in respect of the Dual Class Amendment Fairness Opinions to be provided by them.

At the meeting of the Special Committee held on February 17, 2023, the Special Committee received a further update from Origin regarding its process and analysis in respect of the Origin Dual Class Amendment Fairness Opinion.

At the joint meeting of the Special Committee and the Board held on February 18, 2023, the Special Committee and the Board considered the Dual Class Amendment. The Special Committee provided a report to the Board regarding the background to, and terms of, the Dual Class Amendment. In addition, each of Origin and BMO orally delivered its respective opinion (subsequently confirmed in writing) to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck Class A Shareholders pursuant to the Dual Class Amendment is fair from a financial point of view to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates. Following the presentations and discussion, the Special Committee unanimously determined that the Dual Class Amendment is in the best interests of Teck and fair to Teck Shareholders and recommended that the Board (i) approve the Dual Class Amendment; and (ii) recommend the Dual Class Amendment for approval by Teck Shareholders. Following such resolution of the Special Committee, Messrs. Sagawa, Tani and Keevil, who had previously declared their conflict in respect of the Dual Class Amendment as a result of an interest in or relationship with the Principal Class A Shareholders, left the meeting. After a discussion regarding the Dual Class Amendment, the Board unanimously (following the recusal of Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with the Principal Class A Shareholders) determined that the Dual Class Amendment is in the best interests of Teck and is fair to Teck Shareholders, and accordingly, approved the Dual Class Amendment and unanimously resolved to recommend that Teck Shareholders vote in favour of the Dual Class Amendment Resolution.

Prior to the opening of the TSX and NYSE on February 21, 2023, Teck issued a news release announcing the Dual Class Amendment.

REASONS FOR THE DUAL CLASS AMENDMENT

The Special Committee, after consideration and discussion of the factors set out below as well as the advice and the Dual Class Amendment Fairness Opinions provided to it, unanimously determined that the Dual Class Amendment is in the best interests of Teck and fair to Teck Shareholders and, as a result, unanimously recommended that the Board: (i) approve the Dual Class Amendment; and (ii) recommend the Dual Class Amendment for approval by Teck Shareholders.

After consideration of, among other things, the factors set out below and the unanimous recommendation of the Special Committee in favour of the Dual Class Amendment, the Board (following the recusal of Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with Principal Class A Shareholders) unanimously: (i) determined that the Dual Class Amendment is in the best interests of Teck; (ii) determined that the Dual Class Amendment is fair to Teck Shareholders; and (iii) recommended that Teck Shareholders vote FOR the Dual Class Amendment Resolution.

The following are material factors considered by the Special Committee and the Board in their consideration of the Dual Class Amendment, but this discussion is not intended to be exhaustive. In view of the wide variety of factors considered by the Special Committee and the Board, and the complexity of these matters, the Special Committee and the Board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Special Committee and the Board may have assigned different rankings or weights to various factors. The determinations and recommendations of the Special Committee and the Board were made after consideration of the following factors and in light of their own knowledge of the business of Teck and discussions with, and advice of, their legal and financial advisors.

Reasons for the Recommendation

Alignment of Voting and Economic Interests

Dual class share structures result in a misalignment of voting rights with economic interest, and there is particular misalignment in the case of Teck, where the holders of approximately 1.5% of the total number of outstanding Teck Shares are currently entitled to exercise approximately 60.5% of the votes attached to all Teck Shares. This ratio of voting to economic interest for Teck Class A Shares is much higher than that of similar companies with dual class share structures, which is due to each Teck Class A Share entitling the holder to 100 votes (an unusually high number of votes for multiple voting shares). In addition, the Principal Class A Shareholders collectively control 79.7% of the Teck Class A Shares and 0.2% of the Teck Class B Subordinate Voting Shares representing 48.2% of the aggregate votes attached to Teck Shares as of the Meeting Record Date, which provides them with significant influence over matters requiring shareholder approval. The elimination of Teck’s dual class share structure at the end of the six-year sunset period following the effective date of the Dual Class Amendment will result in each Teck Shareholder’s economic interest in Teck being aligned with that shareholder’s voting entitlement.

Enhanced Financing Flexibility, Reduced Cost of Capital and Enhanced Liquidity

The Dual Class Amendment will ultimately result in Teck having a single class of common shares, which may provide additional liquidity and attract new investors who prefer alignment of voting and economic interests. It may also improve Teck’s cost of capital, as it may enhance the ability of Teck to raise capital or use its common shares as an acquisition currency.

The elimination of Teck’s dual class share structure is expected to result in a more widely held single class share structure with no shareholder materially affecting control, which could further increase Teck’s shareholder base and enhance liquidity for Teck Shareholders.

Potential for Increase in Market Valuation

The Dual Class Amendment may result in an improved market valuation for Teck over time. Precedent transactions in which dual class share structures have been collapsed with a premium paid to the holders of the multi-voting shares have generally resulted in one-day and one-week share price outperformance. Furthermore, these precedent dual class collapse transactions have generally been viewed positively by equity research analysts.

Index Inclusion Benefits

In 2017-2018, three major index providers in the United States, S&P Dow Jones, FTSE Russell and MSCI, conducted consultations regarding dual class share structures, resulting in S&P Dow Jones barring the addition of multi-class companies to the S&P Composite 1500 index and its components (existing constituents were permanently grandfathered) and FTSE Russell excluding past and future developed market constituents whose free float constitutes less than 5% of total voting power. The Dual Class Amendment would mitigate the risk of future exclusion from equity indices, an important source of passive ownership.

Consistent with Evolving Views of Shareholders and Governance Standards

Increasingly in recent years, some Teck Shareholders have expressed to management and the Board their desire for Teck’s dual class share structure to be collapsed into a single class of voting shares. Similarly, both ISS and Glass Lewis support the principle of one share, one vote and in 2022, for the first time, Glass Lewis’ voting guidelines for Canada (and the United States) stated that Glass Lewis will recommend voting withhold or against the chair of the governance committee at companies with a dual class share structure when the company does not provide for a reasonable sunset of the dual class share structure (generally seven years or less). As such, it is expected that the Dual Class Amendment will improve Teck’s governance ranking in the eyes of market participants and proxy advisory firms.

Terms are Supported by Principal Class A Shareholders, Within the Range of Market Precedents, Fair to Teck Shareholders

Any collapse of Teck’s dual class share structure requires the approval of at least two-thirds of the votes cast by Teck Class A Shareholders, which means it cannot proceed if it is not acceptable to the Principal Class A Shareholders (who collectively control 79.7% of the Teck Class A Shares). The terms of the Dual Class Amendment, including the number of Teck Class B Subordinate Voting Shares to be issued to the holders of Teck Class A Shares, the timing of such issuance, and the length of the sunset period, were negotiated by the Principal Class A Shareholders and are the basis on which they are willing to support the ultimate collapse of Teck’s dual class share structure.

The Dual Class Amendment will result in dilution to the holders of Teck Class B Subordinate Voting Shares of approximately 1.0% (based on the issuance of 5,202,887 Teck Class B Subordinate Voting Shares to holders of Teck Class A Shares based on the number of issued and outstanding Teck Class B Subordinate Voting Shares as of the Meeting Record Date). This exchange ratio is within the range of market precedents for dual class share collapse transactions, both from a resulting dilution and premium paid perspective.

Based on the number of issued and outstanding shares as of the Meeting Record Date, the Teck Class A Shares entitle the holders thereof to exercise approximately 60.5% of the votes attached to all Teck Shares. Following expiry of the sunset period, the Teck Class B Subordinate Voting Shares into which such Teck Class A Shares are to ultimately be automatically converted would (based on the number of issued and outstanding shares as of the Meeting Record Date) entitle the holders thereof to exercise approximately 2.5% of the votes. As a result, Teck is effectively purchasing 58.0% of the voting power with resulting dilution to the holders of the Teck Class B Subordinate Voting Shares of only approximately 1.0%.

The Special Committee and the Board believe that the terms of the Dual Class Amendment are fair to Teck Shareholders and that the qualitative benefits of the Dual Class Amendment, including those discussed in this section, will in aggregate exceed the dilutive effects of the Dual Class Amendment experienced by holders to the Teck Class B Subordinate Voting Shares immediately following the effective date of the Dual Class Amendment.

Proposed Sunset Period is Appropriate and Facilitates Transition

Notwithstanding the expected benefits associated with a collapse of Teck’s dual class share structure, the Special Committee and the Board recognize that Teck has benefitted from having committed long-term shareholders, which Teck believes has allowed it to make decisions beneficial to Teck and Teck Shareholders over the long term. The Special Committee and the Board also recognize that Teck’s business may undergo a period of transition if the Separation is completed. As a result, the Special Committee and the Board see merit in having an appropriate transition period prior to the collapse of the dual class share structure. The Special Committee and the Board believe that the six-year sunset is appropriate as it will provide Teck with stability during that transition period. Further, the six-year time trigger is supported from both a quantitative perspective and qualitative perspective given that:

•

the length of the sunset period is consistent with the expectations of proxy advisory firms such as Glass Lewis, whose policy guidelines indicate that it considers a reasonable sunset period to be seven years or less; and

•

the Special Committee and the Board believe that the six-year sunset period is complementary to Teck’s (or Teck Metals’, assuming the Separation is completed) copper growth strategy in the near and medium term.

Provides Orderly Transition of Voting Control

Current governance practices encourage unification as part of a founder succession plan, with recently implemented dual class share structures for TSX and NYSE listed companies having well defined unification plans tied to the succession of the founder(s). Dr. Keevil retired as Chair of Teck’s Board in 2018. The Dual Class Amendment offers certainty and is expected to facilitate an orderly transition of voting control to the public shareholders.

EVR Will Have a Single Class of Voting Shares

If the Separation is completed, EVR will not have a dual class share structure. The Special Committee and the Board therefore determined that it would be a particularly appropriate and opportune time to also simplify Teck’s share structure.

No Assurance of Future Opportunities to Eliminate Dual Class Share Structure

There is currently no “sunset” provision under the terms of the Teck Class A Shares providing for the eventual automatic collapse of Teck’s dual class share structure. If the Dual Class Amendment is not implemented, there is no assurance that any subsequent proposal to eliminate Teck’s dual class share structure would be forthcoming or, if proposed, could be successfully adopted, or if any proposal would be on more favourable terms. In particular, there is no assurance that Teck would be able to obtain the required support from holders of a sufficient number of Teck Class A Shares, which are publicly listed.

Product of Arm’s Length Negotiation

The terms of the Dual Class Amendment are the product of an arm’s length negotiation between the Special Committee, acting with the advice and assistance of its financial and legal advisors, and representatives of the Principal Class A Shareholders.

Alignment with Shareholder Expectations

The Special Committee and the Board determined that the Dual Class Amendment is consistent with the reasonable expectations of holders of both the Teck Class A Shares and the Teck Class B Subordinate Voting Shares in light of the factors discussed above, including that the Dual Class Amendment is consistent with current market norms and modern governance practices, was negotiated at arm’s length with the Principal Class A Shareholders, is within the range of market precedents in terms of exchange ratios and dilution, and is subject to approval by a majority of the “minority” holders of Teck Class B Subordinate Voting Shares.

Approvals and Procedural Fairness

Consideration of the Dual Class Amendment and negotiations with the Principal Class A Shareholders were conducted by the Special Committee, which is comprised solely of directors of Teck who are independent of Teck and the Principal Class A Shareholders, as described under the heading “Background”. In addition, the Dual Class Amendment is subject to the following procedural mechanisms to ensure the collective interests of Teck Shareholders are protected:

•	the Special Committee retained and received advice from independent financial advisors and from independent legal counsel;

•

this Information Circular has been prepared and delivered to Teck Shareholders in accordance with applicable securities laws in order to provide sufficient information to permit Teck Shareholders to make an informed decision concerning the Dual Class Amendment;

•

the Special Committee, after consultation with its legal and financial advisors, considered a range of reasonably available alternatives, including maintaining Teck’s existing share capital and governance structure;

•

the Dual Class Amendment must be approved by (i) at least two-thirds of the votes cast by all holders of Teck Class A Shares, voting as a class, (ii) at least two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares, voting as a class and (iii) at least a majority of the votes cast by holders of the Teck Class B Subordinate Voting Shares, excluding the votes attached to Teck Class B Subordinate Voting Shares held by the Principal Class A Shareholders;

•	the Dual Class Amendment must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Dual Class Amendment; and

•	Teck Shareholders have the right to dissent and demand payment of the fair value of their shares in accordance with the CBCA.

Dual Class Amendment Fairness Opinions

The Special Committee and the Board each received the Dual Class Amendment Fairness Opinions from BMO and Origin orally (which opinions were subsequently confirmed in writing), to the effect that, subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by the holders of Teck Class A Shares pursuant to the Dual Class Amendment is fair from a financial point of view to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates. See “ – Fairness Opinions”.

Other Considerations Related to the Dual Class Amendment

The Board and the Special Committee also considered various risks and other potentially negative factors relating to the Dual Class Amendment, including the following:

•

Dilution. In connection with the Dual Class Amendment an aggregate of 5,202,887 Teck Class B Subordinate Voting Shares, based on the number of issued and outstanding Teck Class A Shares as of the Meeting Record Date, will be issued to holders of Teck Class A Shares. As such, holders of the Teck Class B Subordinate Voting Shares will experience dilution of approximately 1.0% in the aggregate.

•

Exchange Ratio. Although each precedent dual class share structure collapse was subject to unique facts and circumstances and the context in a number of such dual class share structure collapses (including collapses that occurred as a result of voluntary conversions initiated by the multiple vote shareholders, collapses that occurred in connection with going private transactions and collapses that occurred automatically in accordance with the terms of the multiple voting shares) differs from the context of the Dual Class Amendment, the Board and the Special Committee are aware that the majority of dual class share structure collapses involving Canadian public companies in the past 20 years involved no premium paid to the multiple vote shareholders.

•

Loss of Perceived Benefit of Dual Class Share Structures. While Teck believes that ultimately having a share structure that conforms with current market norms and modern governance practices is in Teck’s best interests, following the expiry of the six-year sunset period it will lose the benefit of the stability afforded to it by having shareholders who are committed long-term investors and have significant influence over matters requiring shareholder approval.

•

Vulnerability to Take-Over Bids or Tender Offers. Following the sunset period, voting power will be held by a wider shareholder base without concentrated voting power, and the inherent protection from an unsolicited take-over bid afforded by a dual class share structure will no longer exist.

RECOMMENDATION OF THE SPECIAL COMMITTEE

The Special Committee has unanimously determined that the Dual Class Amendment is in the best interests of Teck and fair to Teck Shareholders. As a result, the Special Committee unanimously recommended that the Board: (i) approve the Dual Class Amendment; and (ii) recommend the Dual Class Amendment for approval by Teck Shareholders.

RECOMMENDATION OF THE BOARD

The Board (following the recusal of Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with the Principal Class A Shareholders) has unanimously determined that the Dual Class Amendment is in the best interests of Teck and fair to Teck Shareholders. The Board recommends that Teck Shareholders vote FOR the Dual Class Amendment Resolution.

VOTING SUPPORT AGREEMENTS

Each of the Principal Class A Shareholders entered into a Voting Support Agreement pursuant to which, among other things each such shareholder agreed, subject to the terms and conditions of the Voting Support Agreements, to vote or cause to be voted the Teck Shares owned, directly or indirectly, by each such shareholder, and any Teck Shares subsequently acquired, directly or indirectly, by each such shareholder in favour of the Dual Class Amendment Resolution.

The Principal Class A Shareholders collectively own an aggregate of 6,187,880 Teck Class A Shares and 1,057,812 Teck Class B Subordinate Voting Shares, representing approximately 79.7% of the Teck Class A Shares and 0.2% of the Teck Class B Subordinate Voting Shares, respectively, as of the Meeting Record Date.

Pursuant to the Voting Support Agreements, in addition to agreeing to vote the Teck Shares it owns, directly or indirectly, in favour of the Dual Class Amendment Resolution, each of the Principal Class A Shareholders, among other things, agreed that prior to the termination of its obligations in respect of the Dual Class Amendment and the Separation, as applicable, they would: (i) not dispose of any Teck Shares; (ii) not requisition a meeting of securityholders of Teck; (iii) vote against any action proposed by any securityholder of Teck or any other Person which is inconsistent with the Dual Class Amendment or would reasonably be regarded as being likely to prevent, delay or reduce the likelihood of the successful completion of the Dual Class Amendment, and (iv) not exercise any dissent rights in respect of the Dual Class Amendment.

Each of the Principal Class A Shareholders’ obligations in respect of the Dual Class Amendment will terminate upon the earliest to occur of: (i) written notice by the shareholder to Teck if, without the prior written consent of the shareholder; the Dual Class Amendment Plan of Arrangement has been varied in a manner that is adverse to the shareholder; (ii) the effective time of the Dual Class Amendment; (iii) September 30, 2023; and (iv) the mutual agreement in writing of the shareholder and Teck.

FAIRNESS OPINIONS

In connection with the evaluation by the Board and the Special Committee, the Board and the Special Committee considered, among other things, opinions from each of BMO and Origin in respect of the fairness, from a financial point of view, to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates. The following summary of the Dual Class Amendment Fairness Opinions is qualified in its entirety by reference to the full text of the Dual Class Amendment Fairness Opinions, copies of which are attached as Appendix “G” to this Information Circular. Teck Shareholders are urged to, and should, read the Dual Class Amendment Fairness Opinions in their entirety. The Dual Class Amendment Fairness Opinions are not a recommendation as to how Teck Shareholders should vote in respect of the Dual Class Amendment Resolution.

BMO Fairness Opinion

Pursuant to an engagement letter dated February 10, 2023 and effective April 15, 2022, the Special Committee engaged BMO to act as financial advisor to the Special Committee to assist in connection with a potential reorganization of Teck’s dual class share structure.

At a joint meeting of the Board and the Special Committee held on February 18, 2023, BMO delivered its verbal opinion, subsequently confirmed by a written opinion dated February 18, 2023 (the “BMO Dual Class Amendment Fairness Opinion”), that, as at that date, based upon and subject to the assumptions, explanations and limitations set out in such written opinion, the consideration to be paid to holders of Teck Class A Shares pursuant to the Dual Class Amendment is fair, from a financial point of view, to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates.

A copy of the BMO Dual Class Amendment Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO in rendering its opinion, is attached as Appendix “G”. Teck Shareholders are urged to, and should, read the BMO Dual Class Amendment Fairness Opinion in its entirety.

BMO will receive a fee in connection with its services, including for the preparation and delivery of the BMO Dual Class Amendment Fairness Opinion. Teck has agreed to reimburse BMO for certain expenses and to indemnify it against certain liabilities arising out of or in connection with its engagement, including certain liabilities under securities laws.

The BMO Dual Class Amendment Fairness Opinion addresses only the fairness of the consideration to be paid to Teck Class A Shareholders pursuant to the Dual Class Amendment from a financial point of view, is for the information of the Board and Special Committee in connection with their consideration of the proposed Dual Class Amendment and does not constitute a recommendation as to how Teck Shareholders should vote at the Meeting.

Origin Fairness Opinion

Pursuant to an engagement letter dated January 5, 2023, the Special Committee engaged Origin to act as an independent financial advisor to the Special Committee to assist in connection with the proposed elimination of the multiple voting rights of the Teck Class A Shares.

At a joint meeting of the Board and the Special Committee held on February 18, 2023, Origin delivered its verbal opinion. Origin subsequently delivered a written opinion dated February 18, 2023 to the Board and Special Committee that, as at that date, based upon and subject to the assumptions, explanations and limitations set out in such written opinion, the consideration to be received by Teck Class A Shareholders pursuant to the Dual Class Amendment is fair, from a financial point of view, to Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates.

In considering the fairness of the consideration to be received by Teck Class A Shareholders pursuant to the Dual Class Amendment from a financial point of view, to the Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates, Origin conducted and reviewed certain analyses of Teck and the market based on the methodologies and assumptions that Origin considered appropriate in the circumstances for the purposes of providing its opinion. In the context of the opinion, Origin principally considered and relied upon the following:

•	Review and analysis of comparable dual class share companies and the historical premium paid for the Teck Class A Shares;

•	Review and analysis of sunset provisions of comparable dual class share companies; and

•	Review and analysis of precedent dual class share unification transactions.

Although not forming part of its financial analysis, Origin considered a number of other factors in arriving at its opinion, including the following:

•	The historical trading price and volume of the Teck Class A Shares relative to that of the Teck Class B Subordinate Voting Shares and the broader index;

•	Historical trading multiples of Teck Shares relative to comparable publicly traded companies;

•	The historical impact on the trading performance of companies after announcing comparable dual class share unification transactions; and

•	The potential impact of the Separation.

A copy of the Origin Dual Class Amendment Fairness Opinion, which sets out, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by Origin in rendering its opinion, is attached as Appendix “G”. Teck Shareholders are urged to, and should, read the Origin Dual Class Amendment Fairness Opinion in its entirety. The Origin Dual Class Amendment Fairness Opinion is not a recommendation as to how Teck Shareholders should vote with respect to the Dual Class Amendment. Origin has not prepared a formal valuation or appraisal of Teck or any of its securities or assets, and the Origin Dual Class Amendment Fairness Opinion should not be construed as such. In addition, the Origin Dual Class Amendment Fairness Opinion does not address the relative merits of the Dual Class Amendment as compared to other transactions or business strategies that might be available to Teck, nor does it address the underlying business decision to implement the Dual Class Amendment or any other term or aspect of the Dual Class Amendment or the Dual Class Amendment Plan of Arrangement or other agreement entered into or amended in connection with the Dual Class Amendment. Origin expresses no opinion with respect to future trading prices of securities of Teck.

Origin will receive a fixed fee in connection with its services, including for the preparation and delivery of the Origin Dual Class Amendment Fairness Opinion. The fees payable to Origin are not contingent upon the conclusions reached by Origin in the Origin Dual Class Amendment Fairness Opinion or on the completion of the Origin Dual Class Amendment. Teck has agreed to reimburse Origin for certain expenses and indemnify Origin against certain liabilities arising out of or in connection with Origin’s engagement, including certain liabilities under securities laws.

The Origin Dual Class Amendment Fairness Opinion addresses only fairness of the consideration to be received by Teck Class A Shareholders pursuant to the Dual Class Amendment, from a financial point of view, to the Teck Shareholders, other than the Principal Class A Shareholders and their respective affiliates, is for the information of the Board and Special Committee in connection with their consideration of the proposed Dual Class Amendment and does not constitute a recommendation as to how any Teck Shareholders should vote at the Meeting.

DUAL CLASS AMENDMENT MECHANICS

The Dual Class Amendment will be implemented pursuant to Section 192 of the CBCA. The Dual Class Amendment will become effective on the date of filing of the Dual Class Amendment Articles of Arrangement with the Director.

Provided that the Dual Class Amendment Resolution is passed, the Final Dual Class Amendment Order is granted by the Court, Articles of Arrangement in respect of the Dual Class Amendment (the “Dual Class Amendment Articles of Arrangement”) and related documents, in the form prescribed by the CBCA, will be filed with the Director, at such time as Teck deems appropriate, in its sole discretion, and the steps to effect the Dual Class Amendment will occur by operation of law without any further action by the Teck Shareholders.

At such time as the Dual Class Amendment becomes effective, all issued and outstanding Teck Class A Shares will be automatically exchanged for the New Teck Class A Shares. We plan to issue a news release describing the timing of the implementation of the Dual Class Amendment if the Court grants the Final Dual Class Amendment Order and all other necessary approvals have been received. If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation. On the payment date, Teck Shareholders of record as of the applicable record date will receive from the Transfer Agent DRS Statements representing 0.67 of a Teck Class B Subordinate Voting Share per each Teck Class A Share held by such Teck Shareholder. Existing certificates and DRS Statements evidencing Teck Class A Shares will continue to represent the New Teck Class A Shares.

The TSX has determined that Teck Class A Shares will trade on a due bill basis from the trading day prior to the applicable record date to the payment date, inclusive. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Dual Class Amendment. In this instance, the entitlement is to the New Teck Class A Shares and Teck Class B Subordinate Voting Shares on the exchange of the Teck Class A Shares. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement to the New Teck Class A Shares and 0.67 of a Teck Class B Subordinate Voting Share per each Teck Class A Share issuable as a result of the Dual Class Amendment.

In no event shall any Teck Class A Shareholder be entitled to receive a fractional Teck Class B Subordinate Voting Share pursuant to the Dual Class Amendment. Where the aggregate number of Teck Class B Subordinate Voting Shares to be received by a Teck Class A Shareholder pursuant to the Dual Class Amendment would result in a fraction of a Teck Class B Subordinate Voting Share being issuable (i) the number of Teck Class B Subordinate Voting Shares to be issued to such Teck Class A Shareholder shall be rounded down to the closest whole number; (ii) the Transfer Agent will aggregate all such fractional Teck Class B Subordinate Voting Shares and cause them to be sold in the open market for the account of such Teck Class A Shareholders; and (iii) the proceeds that the Transfer Agent may realize from the sale of such fractional Teck Class B Subordinate Voting Shares will be distributed, after deducting any required withholding taxes and any brokerage charges, commissions and transfer taxes, to each Teck Class A Shareholder entitled thereto pro rata to their respective fractional interests.

DUAL CLASS AMENDMENT PLAN OF ARRANGEMENT

The following summary of the principal provisions of the Dual Class Amendment Plan of Arrangement is qualified in its entirety by reference to the Dual Class Amendment Plan of Arrangement which is attached as Appendix “D” to this Information Circular.

At the effective time of the Dual Class Amendment Plan of Arrangement, the following events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)

each of the Teck Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred to Teck for cancellation in consideration for a debt claim against Teck for the amount determined under Article 4 of the Dual Class Amendment Plan of Arrangement, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Teck Shares and to have any rights as holders of such Teck Shares other than the right to be paid fair value by Teck for such Teck Shares as set out in Section 4.1 of the Dual Class Amendment Plan of Arrangement;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Teck Shares from the registers of Teck Shares maintained by or on behalf of Teck; and

(iii)

Teck shall be deemed to be the transferee of such Teck Shares, and such Teck Shares shall be, and deemed to be, immediately cancelled and such cancellation shall be reflected in the register of Teck Shares maintained by or on behalf of Teck, and such Teck Shares shall not be retained by Teck and shall not be reissued by Teck;

(b)	the articles of Teck shall be amended to:

(i)

redesignate the Teck Class A Shares as “Old Class A common shares” (the “Old Teck Class A Shares”), which Old Teck Class A Shares shall otherwise continue to carry the same rights, privileges, restrictions and conditions as the Teck Class A Shares; and

(ii)

to create a new class of shares, designated as “Class A common shares”, of which an unlimited number without nominal or par value shall be authorized for issuance, and which shall carry the rights, privileges, restrictions and conditions as set forth in Schedule “A” to the Dual Class Amendment Plan of Arrangement (the “New Teck Class A Shares”);

such that, after giving effect to the foregoing, the classes and maximum number of shares that Teck is authorized to issue are:

“An unlimited number of Old Class A common shares without nominal or par value, an unlimited number of Class A common shares without nominal or par value and an unlimited number of Class B Subordinate Voting shares without nominal or par value and an unlimited number of preference shares, issuable in series without nominal or par value.”

(c)

each Old Teck Class A Share, other than any Old Teck Class A Shares that are held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised, shall be and be deemed to have been acquired by Teck in exchange for the issuance by Teck to the holder of one New Teck Class A Share and 0.67 (sixty-seven one-hundredths) of a Teck Class B Subordinate Voting Share (together, the “Exchange Shares”), the rights of the holders of such transferred Old Teck Class A Shares as the holder thereof shall cease, the holders of such transferred Old Teck Class A Shares shall be treated for all purposes as having become the holder of record of such New Teck Class A Shares and, subject to Section 3.2 of the Dual Class Amendment Plan of Arrangement, Teck Class B Subordinate Voting Shares, the amount added to the stated capital of the New Teck Class A Shares on the aforesaid issuance shall be an amount equal to the paid-up capital (for purposes of the Tax Act) of the Old Teck Class A Shares so acquired and no amount shall be added to the stated capital of the Teck Class B Subordinate Voting Shares on the aforesaid issuance;

(d)

all of the Old Teck Class A Shares acquired by Teck pursuant to Section 3.1(c) of the Dual Class Amendment Plan of Arrangement shall be, and deemed to be, immediately cancelled and such cancellation shall be reflected in the register of Old Teck Class A Shares maintained by or on behalf of Teck, and such Old Teck Class A Shares shall not be retained by Teck and shall not be reissued by Teck; and

(e)

the articles of Teck shall be amended to delete in their entirety the authorized but unissued Old Teck Class A Shares in the capital of Teck, and the rights, privileges, restrictions and conditions attaching thereto, such that after giving effect to the foregoing, the classes and maximum number of shares that Teck is authorized to issue are:

“An unlimited number of Class A common shares without nominal or par value and an unlimited number of Class B Subordinate Voting shares without nominal or par value and an unlimited number of preference shares, issuable in series without nominal or par value.”

CAPITAL STRUCTURE FOLLOWING DUAL CLASS AMENDMENT

Upon completion of the Dual Class Amendment, Teck’s capital structure will consist of an unlimited number of Class A Shares with 100 votes per share, an unlimited number of Teck Class B Subordinate Voting Shares, with one vote per share, and an unlimited number of preference shares, issuable in series.

The rights, privileges, restrictions and conditions of the Class A Shares following the Dual Class Amendment Effective Date will be identical to that of the existing Teck Class A Shares, except that the Class A Shares will automatically convert on the sixth anniversary of the Dual Class Amendment Effective Date. On such date, the Class A Shares will be converted into Teck Class B Subordinate Voting Shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium. The rights, privileges, restrictions and conditions of the Class A Shares are attached as Schedule “A” to the Dual Class Amendment Plan of Arrangement which is attached as Appendix “D” to this Information Circular.

The rights, privileges, restrictions and conditions of the Teck Class B Subordinate Voting Shares will not change as a result of the Dual Class Amendment.

CERTAIN LEGAL AND REGULATORY MATTERS

Completion of the Dual Class Amendment

Completion of the Dual Class Amendment is subject to the following:

(a)	the required Teck Shareholder approval of the Dual Class Amendment Resolution having been obtained; and

(b)	the Final Dual Class Amendment Order having been obtained.

Shareholder Approval

The Dual Class Amendment Resolution must be approved by at least: (a) two-thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; (b) two-thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class; and (c) a simple majority of the votes cast by holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, excluding the votes attached to 1,057,812 Teck Class B Subordinate Voting Shares beneficially owned or controlled by the Principal Class A Shareholders (such number being based on our knowledge, after reasonable inquiry).

Subject to the terms of the Interim Dual Class Amendment Order, the Dual Class Amendment Plan of Arrangement may be amended at any time and from time to time before and after the Meeting, but not later than the Dual Class Amendment Effective Date, at Teck’s discretion. The Dual Class Amendment Resolution authorizes the Board to decide not to proceed with the Dual Class Amendment without further shareholder approval and to amend, modify or supplement the Dual Class Amendment Plan of Arrangement.

The full text of the Dual Class Amendment Resolution and Dual Class Amendment Plan of Arrangement are attached to this Information Circular as Appendix “B” and Appendix “D”, respectively.

Teck Shareholders are urged to read this Information Circular, including the Appendices, in their entirety. The Board (following the recusal of Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with the Principal Class A Shareholders) is unanimously recommending that Teck Shareholders vote FOR the Dual Class Amendment Resolution.

Unless a holder of shares indicates otherwise, the voting rights attached to shares represented by the proxy given to our management will be voted FOR the Dual Class Amendment Resolution.

Court Approval

An arrangement under the CBCA requires court approval. Prior to the mailing of this Information Circular, Teck obtained the Interim Dual Class Amendment Order, which provides for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Dual Class Amendment Order is attached as Appendix “I” to this Information Circular.

It is expected that, subject to the approval of the Dual Class Amendment Resolution by Teck Shareholders at the Meeting, an application will be made to the Court for the hearing on the Final Dual Class Amendment Order on April 28, 2023 at 9:45 a.m. (Pacific Time). At the hearing on the Final Dual Class Amendment Order, the Court will determine whether to approve the Dual Class Amendment in accordance with the legal requirements and the evidence before the Court. Participation in the hearing on the Final Dual Class Amendment Order, including who may participate and present evidence or argument and the procedure for doing so is subject to the terms of the Interim Dual Class Amendment Order and any subsequent direction of the Court. A copy of the Notice of Petition for the Final Dual Class Amendment Order is included in this Information Circular.

Effective Time

Once the Final Dual Class Amendment Order is granted, the Dual Class Amendment Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Dual Class Amendment Certificate of Arrangement giving effect to the Dual Class Amendment.

We plan to issue a news release describing the timing of the implementation of the Dual Class Amendment if the Court grants the Final Dual Class Amendment Order and all other necessary approvals have been received. If both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

Stock Exchange Matters

Teck’s Class A Shares are currently listed, and will continue to be listed, on the TSX under the trading symbol “TECK.A”. Teck’s Class B Subordinate Voting Shares are currently listed, and will continue to be listed, on the TSX under the trading symbol “TECK.B” and on the NYSE under the trading symbol “TECK”.

The TSX has conditionally approved the listing of the Teck Class B Subordinate Voting Shares issuable in connection with the exchange of the Teck Class A Shares, subject to satisfaction of customary requirements and approval of the Dual Class Amendment Resolution by a simple majority of the votes cast by holders of Teck Class B subordinate voting shares present or represented by proxy at the Meeting, excluding, for the purpose of confirming that the requisite minority approval has been obtained, the votes attached to 1,057,812 Teck Class B Subordinate Voting Shares beneficially owned or controlled by the Principal Class A Shareholders (such number being based on our knowledge, after reasonable inquiry).

Teck will apply to list the Teck Class B Subordinate Voting Shares issuable pursuant to the Dual Class Amendment on the NYSE, which listing will be subject to Teck fulfilling all of the listing requirements of the NYSE.

Corporate Law Requirements

As described above, Teck intends to amend its articles to create a new class of shares, the New Teck Class A Shares, and to acquire the existing Teck Class A Shares in exchange for the New Teck Class A Shares, on a one-for-one basis. The amendment to Teck’s articles will be effected by way of an arrangement pursuant to Section 192 of the CBCA. The full text of the Dual Class Amendment Plan of Arrangement is set forth in Appendix “D” of this Information Circular.

Securities Law Matters

Application of MI 61-101

Teck is a reporting issuer (or its equivalent) in all the provinces and territories of Canada and, accordingly, is subject to applicable securities laws, including MI 61-101. MI 61-101 is intended to regulate certain corporate transactions, including issuer bids, insider bids, related party transactions and business combinations, effected by reporting issuers to ensure the protection and fair treatment of minority securityholders. The Dual Class Amendment is a “business combination” for purposes of MI 61-101, and therefore subject to the substantive protections set forth in MI 61-101, because (i) each Teck Class A Share will be acquired in exchange for a New Teck Class A Share, potentially without the consent of the holder of the Teck Class A Share; (ii) the Principal Class A Shareholders are related parties of Teck for purposes of MI 61-101 and they are entitled to receive, as a consequence of the Dual Class Amendment, consideration for their Teck Class A Shares that is greater than the entitlement of the holders of Teck Class B Subordinate Voting Shares (i.e., Teck’s other class of equity securities) in relation to the voting and financial participating interests in Teck represented by the respective securities. Pursuant to the Dual Class Amendment the Principal Class A Shareholders, in their capacity as holders of Teck Class A Shares, will receive 0.67 of a Teck Class B Subordinate Voting Share per Teck Class A Share, whereas the holders of Teck Class B Subordinate Voting Shares will not be entitled to receive consideration as their interests are not being terminated.

MI 61-101 requires that, in addition to any other securityholder approval, unless exempted, a business combination must be approved by at least a majority of the votes cast by “minority” shareholders of each class of affected securities, voting separately as a class. Teck has received discretionary exemptive relief from the Ontario Securities Commission from the requirement to obtain approval of the “minority” Teck Class A Shareholders (the “Disinterested Class A Shareholders”), being approval of the Dual Class Amendment by a majority of the votes cast by the holders of Teck Class A Shares, voting separately as a class, excluding the votes attached to Teck Class A Shares beneficially owned or over which control or direction is exercised by (i) any interested party, (ii) a related party of an interested party, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer, or a joint actor with a person referred to in clauses (i) or (ii) in respect of the transaction, in each case as defined in MI 61-101.

Teck Shareholder approval in respect of the Dual Class Amendment will accordingly be obtained by receiving (i) two-thirds approval from holders of Teck Class A Shares, voting separately as a class; (ii) two-thirds approval from holders of Teck Class B Subordinate Voting Shares, voting separately as a class; and (iii) approval from “minority” holders of a majority of the Teck Class B Subordinate Voting Shares (collectively, the “Dual Class Amendment Approvals”).

The relief referred to above was granted on the following conditions: (i) Teck seeks and obtains the Dual Class Amendment Approvals at the Meeting; (ii) the Disinterested Class A Shareholders are treated identically and receive consideration per Teck Class A Share that is identical in amount and form to the entitlement of the Principal Class A Shareholders under the Dual Class Amendment; (iii) other than the Exchange Shares per Teck Class A Share, no Principal Class A Shareholder has received, or will receive, directly or indirectly, any preference, payment, beneficial enhancement, collateral benefit (as defined in MI 61-101) or inducement of any kind in connection with the Dual Class Amendment; (iv) the holders of the Teck Class A Shares (including the Principal Class A Shareholders) and the holders of the Teck Class B Subordinate Voting Shares are treated identically under the Separation on a per share basis; (v) other than the Distribution Consideration, no Principal Class A Shareholder has received, or will receive, directly or indirectly, any preference, payment, beneficial enhancement, collateral benefit or inducement of any kind in connection with the Separation; (vi) there are, and will be, no collateral benefits in connection with the Separation or the Dual Class Amendment; (vii) this Information Circular containing the disclosure required by MI 61-101 and CSA Staff Notice 61-302 – Staff Review and Commentary on Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions being sent to Teck Shareholders and filed on SEDAR; and (viii) the Dual Class Amendment Fairness Opinions being included in this Information Circular.

To the knowledge of the Board and senior officers of Teck, after reasonable inquiry, the only holders of Teck Class B Subordinate Voting Shares that are not “minority” shareholders are Temagami, SMM and Dr. Keevil, who beneficially own, or exercise control or direction over, 525,000, 397,474 and 135,338 Teck Class B Subordinate Voting Shares, respectively, representing approximately 0.1%, 0.1% and less than 0.1% of the outstanding Teck Class B Subordinate Voting Shares as of the Meeting Record Date. Accordingly, to the knowledge of the Board and the senior officers of Teck, after reasonable inquiry, the Teck Class B Subordinate Voting Shares owned by the Principal Class A Shareholders are the only Teck Class B Subordinate Voting Shares to be excluded from the vote of the “minority” Teck Class B Subordinate Voting Shareholders. See “General Information – Voting Shares and Principal Holders of Voting Shares”.

Teck is not required to obtain a formal valuation under MI 61-101 as no interested party is, as a consequence of the Dual Class Amendment, directly or indirectly acquiring Teck or its business or combining with Teck, whether alone or with joint actors, and no interested party is a party to any connected transaction (as defined in MI 61-101) to the Dual Class Amendment that is a related party transaction (for purposes of MI 61-101) for which Teck is required to obtain a formal valuation. While the Separation is a connected transaction to the Dual Class Amendment, the Separation is exempt from the requirements of Part 5 of MI 61-101, including section 5.4.

To the knowledge of the Board and senior officers of Teck, after reasonable inquiry (i) there have been no prior valuations in respect of Teck (as contemplated in MI 61-101) in the 24 months prior to the date of this Information Circular; and (ii) there have been no bona fide prior offers in the 24 months prior to the date of this Information Circular that relates to the subject matter of or is otherwise relevant to the Dual Class Amendment.

United States

The issuance of the Exchange Shares to be issued to holders of Teck Class A Shares pursuant to the Dual Class Amendment will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general requirement of registration under the U.S. Securities Act any securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange have been approved by a court, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued in such exchange have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Dual Class Amendment, including the proposed issuance of Exchange Shares in exchange for the Teck Class A Shares. The Court issued the Interim Dual Class Amendment Order on March 23, 2023 and, subject to the approval of the Dual Class Amendment by Teck Shareholders, a hearing on the fairness of the Dual Class Amendment will be held by the Court on or about April 28, 2023. See “– Court Approval”.

The Exchange Shares issued pursuant to the Dual Class Amendment will be freely transferable under U.S. securities laws, except for the Exchange Shares held by persons who are deemed to be “affiliates” (for purposes of U.S. securities laws) of Teck, which may be resold by them only in accordance with the resale provisions of Rule 144 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. An “affiliate” of a corporation for purposes of U.S. securities laws is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation. Persons who are not “affiliates” of Teck, and have not been affiliates of Teck within 90 days of the Dual Class Amendment may resell the Exchange Shares without restriction under the U.S. Securities Act upon effectiveness of the Dual Class Amendment.

Teck Shareholders that are U.S. residents or are otherwise subject to laws of the United States are urged to, and should, consult their legal advisors prior to transferring Exchange Shares.

Dissenting Shareholders’ Rights

For the purposes of this section entitled “Dissenting Shareholders’ Rights”, the term “Dissenting Shareholder” shall mean a Registered Shareholder that has validly exercised its Dissent Rights in accordance with the Dissent Procedures.

The Interim Dual Class Amendment Order expressly provides Registered Shareholders with the right to dissent from the Dual Class Amendment Resolution with respect to the Teck Shares held by such Teck Shareholder, pursuant to Section 190 of the CBCA, as modified by the Dual Class Amendment Plan of Arrangement, the Interim Dual Class Amendment Order or any other order of the Court. Any Registered Shareholder who dissents from the Dual Class Amendment Resolution in compliance with Section 190 of the CBCA, as modified by the Dual Class Amendment Plan of Arrangement, the Interim Dual Class Amendment Order or any other order of the Court, will be entitled, in the event that the Dual Class Amendment becomes effective, to be paid by Teck the fair value of the Dissent Shares held by such Dissenting Shareholder, determined as of the close of business on the day before the Dual Class Amendment Resolution was adopted. Teck Shareholders are cautioned that fair value could be determined to be less than the trading price of the Teck Class A Shares or Teck Class B Subordinate Voting Shares on the TSX or the NYSE as of the close of business on the day before the Dual Class Amendment Resolution was adopted.

Section 190 of the CBCA provides that a dissenting shareholder may only make a claim under that section with respect to all of the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Right in respect of Teck Shares that are registered in that Teck Shareholder’s name.

In many cases, shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Teck Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a depository (such as CDS) of which the Intermediary is a participant.

Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Right directly (unless the Teck Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise its Dissent Right should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Teck Shares and either (i) instruct the Intermediary to exercise the Dissent Right on the Non- Registered Shareholder’s behalf (which, if the Teck Shares are registered in the name of CDS or other clearing agency, may require that such Teck Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Teck Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Right directly.

The Dissent procedures require that a Registered Shareholder who wishes to dissent must send to Teck a written Dissent Notice to the Dual Class Amendment Resolution on or before 5:00 p.m. (Pacific Time) two business days prior to the Meeting and must otherwise strictly comply with the Dissent Procedures described in this Information Circular. These Dissent Procedures are different than the statutory dissent procedures of the CBCA which would permit a notice of objection to be provided at or prior to the Meeting. Failure to strictly comply with the Dissent Procedures will result in loss of the right to dissent.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes or instructs a proxyholder to vote in favour of the Dual Class Amendment Resolution will no longer be considered a Dissenting Shareholder with respect to the Teck Shares voted in favour of the Dual Class Amendment Resolution. The CBCA does not provide, and Teck will not assume, that a proxy form submitted instructing the proxyholder to vote against the Dual Class Amendment Resolution, a vote against the Dual Class Amendment Resolution at the Meeting or an abstention, constitutes a Dissent Notice, but a Registered Shareholder need not vote its Teck Shares against the Dual Class Amendment Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Dual Class Amendment Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Dual Class Amendment Resolution, should be validly revoked in order to prevent the proxyholder from voting such Teck Shares in favour of the Dual Class Amendment Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Right. See “Information About Voting – How to Vote – Revoking Your Proxy”.

Teck is required within 10 days after the Teck Shareholders adopt the Dual Class Amendment Resolution to send to each Dissenting Shareholder a notice that the Dual Class Amendment Resolution has been adopted (the “Notice of Resolution”). Such notice is not required to be sent to any Teck Shareholder who voted in favour of the Dual Class Amendment Resolution or who has withdrawn their Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after Notice of Resolution, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Dual Class Amendment Resolution has been adopted, send to Teck a demand for payment (a “Demand for Payment”). Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Teck or its Transfer Agent certificates representing Teck Shares in respect of which he or she dissents (the “Certificate Delivery”). Teck or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required, or to complete the Certificate Delivery in the time required, has no right to make a claim under Section 190 of the CBCA.

Pursuant to the Dual Class Amendment Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value by Teck for their Dissent Shares will be deemed to have transferred such Dissent Shares to Teck as of the effective time of the Dual Class Amendment Plan of Arrangement and will be entitled to be paid the fair value of such Dissent Shares, and will not be entitled to any other payment or consideration, including any payment or consideration that would be made under the Dual Class Amendment or the Separation, if any, had such holders not exercised their Dissent Rights.

Pursuant to the Dual Class Amendment Plan of Arrangement, in no event will Teck or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Teck Shares or any interest therein (other than the right to be paid the fair value for such shares as set out herein) at or after the effective time of the Dual Class Amendment Plan of Arrangement, and as at the effective time of the Dual Class Amendment Plan of Arrangement the names of such Dissenting Shareholders will be deleted from the central securities register of Teck.

Teck is required, not later than seven days after the later of the Dual Class Amendment Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for its Dissent Shares in an amount considered by Teck to be the fair value of the Teck Shares (an “Offer to Pay”), for its Dissent Shares in an amount considered by Teck to be the fair value of the Teck Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Teck must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Teck does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Teck fails to make an Offer to Pay for a Dissenting Shareholder’s shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Teck may, within 50 days after the Dual Class Amendment Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Teck Shares of Dissenting Shareholders. If Teck fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Teck or a Dissenting Shareholder must be made to a court in British Columbia or a court having jurisdiction in the place where the Dissenting Shareholder resides if Teck carries on business in that province.

Before making any such application to a court itself or after receiving a notice that a Dissenting Shareholder has made an application to a court, Teck will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by Teck will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. Any resulting order of a court will be rendered against Teck in favour of each Dissenting Shareholder for the amount of the fair value of its Dissent Shares as fixed by the court (the “Fair Value Order”). The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Dual Class Amendment Effective Date until the date of payment.

Pursuant to the Dual Class Amendment Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid by Teck the fair value for their Dissent Shares (a “Failed Dissenter”), will be deemed to again be a holder of the Teck Shares held by such Failed Dissenter immediately prior to the exercise of such Failed Dissenter’s Dissent Rights, to have participated in the Dual Class Amendment, if applicable, and to otherwise be reinstated to their full rights as a holder of such Teck Shares effective, in respect of each Failed Dissenter, only as of the earlier of:

(a)	the date that is 21 days after such Failed Dissenter receives the Notice of Resolution, if such Failed Dissenter fails to send the Demand for Payment in the time required;

(b)

the date on which such Failed Dissenter withdraws their Demand for Payment, (X) before Teck makes an Offer to Pay; (Y) and Teck has failed to make an Offer to Pay; or (Z) in accordance with Section 190(25)(a) of the CBCA;

(c)	the date which is 31 days after such Failed Dissenter sends the Demand for Payment, if such Failed Dissenter fails to complete the Certificate Delivery;

(d)	the date on which the Board withdraws the Dual Class Amendment in accordance with the Dual Class Amendment Resolution; and

(e)	the date of the Fair Value Order,

and, as such, shall not participate in the Separation, if the Separation is completed prior to the applicable foregoing date.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Teck Shares as determined under the applicable provision of the CBCA, as modified by the Dual Class Amendment Plan of Arrangement, the Interim Dual Class Amendment Order or any other order of the Court, will be more than or equal to the value of the consideration payable under the Dual Class Amendment or the trading price of the Teck Shares on the TSX or the NYSE as of the close of business on the date before the Dual Class Amendment Resolution was adopted. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA, as modified by the Dual Class Amendment Plan of Arrangement and the Interim Dual Class Amendment Order or any other order of the Court, which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix “O” to this Information Circular. It is recommended that any Registered Shareholder wishing to avail himself or herself of the Dissent Right seek legal advice, as failure to strictly comply with the Dissent Procedures may prejudice their Dissent Rights.

Effects on Teck if the Dual Class Amendment is not Completed

If the Dual Class Amendment Resolution is not approved by the Teck Shareholders, the Dual Class Amendment will not be implemented and Teck’s existing class share structure will remain in place and not be impacted by the proposed timeline for conversion of Teck Class A Shares.

Interests of Certain Persons in The Dual Class Amendment

Other than Mr. Keevil, Mr. Sagawa and Mr. Tani, each of whom has an interest in or relationship with the Principal Class A Shareholders, none of our directors or executive officers, nor any person who has held such a position since the beginning of our most recently completed financial year, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Dual Class Amendment.

RISK FACTORS

In addition to the risk factors set out below, additional risk factors relating to Teck’s business are discussed in its Annual Information Form and its management’s discussion and analysis for the year ended December 31, 2022, which risk factors are incorporated herein by reference. Teck Shareholders should consider carefully the risk factors set out below as well as the other information contained in and incorporated by reference in this Information Circular in evaluating whether to approve the Dual Class Amendment Resolution.

Completion of the Dual Class Amendment may be delayed or may not occur at all

The completion of the Dual Class Amendment is subject to certain conditions precedent, some of which are outside of Teck’s control, including various shareholder, court and stock exchange approvals. We may be unable to satisfy these conditions in a timely manner or at all. In addition, Principal Class A Shareholders who have entered into the Voting Support Agreements have the right to terminate those agreements under certain circumstances – see “Voting Support Agreements” above. Accordingly, there is no certainty, nor can Teck provide any assurance, that the Dual Class Amendment will be completed.

If the Dual Class Amendment is completed, there will be dilution to holders of Teck Class B Subordinate Voting Shares

In connection with the Dual Class Amendment it is expected that an aggregate of 5,202,887 Teck Class B Subordinate Voting Shares, based on the number of issued and outstanding Teck Class A Shares as of the Meeting Record Date, will be issued to holders of Teck Class A Shares. As such, holders of the Teck Class B Subordinate Voting Shares will experience dilution of approximately 1.0% in the aggregate. If both the Dual Class Amendment and the Separation are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

Following expiry of the sunset period, Teck may become more vulnerable to take-overs or tender offers

While Teck believes that ultimately having a share structure that conforms with current market norms and modern governance practices is in Teck’s best interests, following the expiry of the six-year sunset period it will lose the benefit of the stability afforded to it by having shareholders who are committed long-term investors and have significant influence over matters requiring shareholder approval. In addition, following expiry of the sunset period, voting power will be held by a wider shareholder base without concentrated voting power, and the inherent protection from an unsolicited take-over bid afforded by a dual class share structure will no longer exist.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Canadian Tax Counsel to Teck, the following summary, as at the date of this Information Circular, fairly presents the principal Canadian federal income tax considerations relating to the Dual Class Amendment generally applicable to a Teck Shareholder who, at all relevant times, deals at arm’s length with Teck, is not affiliated with Teck and holds all Teck Shares as capital property, as determined for purposes of the Tax Act. Teck Shares generally will constitute capital property to a Teck Shareholder for purposes of the Tax Act, unless any such shares are held in the course of carrying on a business of trading or dealing in shares or otherwise as part of a business of buying and selling securities or such Teck Shareholder has acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Teck Shareholders who are resident in Canada for purposes of the Tax Act may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem Teck Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Teck Shareholder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Teck Shareholders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to a Teck Shareholder: (i) that is a “financial institution” for purposes of certain rules in the Tax Act referred to as the mark-to-market rules; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; (iv) that reports its “Canadian tax results” in a currency other than Canadian currency; (v) that has entered into, or will enter into, with respect to its Teck Shares, a “derivative forward agreement”; (vi) that acquired Teck Shares under or in connection with any equity based compensation arrangement; or (vii) that is exempt from tax under Part I of the Tax Act (all terms as defined in the Tax Act). Any such Teck Shareholder should consult with the Teck Shareholder’s own tax advisors.

This summary is based on the facts set out in this Information Circular, representations from Teck as to certain factual matters and proposed activities, the provisions of the Tax Act in force as of the date hereof, all Proposed Amendments and Canadian Tax Counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative or assessing practices or policies, whether by way of legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature only and neither is intended to be, nor should be construed to be, legal, tax or business advice to any particular Teck Shareholder. Consequently, Teck Shareholders should consult their own advisors regarding the tax consequences applicable to them in their particular circumstances.

Resident Shareholders

The following portion of this summary is applicable to Resident Shareholders.

Exchange of Teck Class A Share for New Teck Class A Share and 0.67 of a Teck Class B Subordinate Voting Share

A Resident Shareholder that disposes of a Teck Class A Share in exchange for one New Teck Class A Share and 0.67 of a Teck Class B Subordinate Voting Share should be considered to have disposed of such Teck Class A Share for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base thereof. Such Resident Shareholder should not realize a capital gain or loss as a result of the disposition. The adjusted cost base to such Resident Shareholder of their Teck Class A Share should be allocated proportionately to the New Teck Class A Share and the 0.67 of a Teck Class B Subordinate Voting Share received by the Resident Shareholder based on their relative fair market value for purposes of determining the cost of such shares to the Resident Shareholder.

The Dual Class Amendment should not result in a deemed dividend or income for purposes of the Tax Act for any Resident Shareholder.

Dissenting Shareholders

If, on the Dual Class Amendment, a Resident Shareholder exercises their dissent rights and receives the fair value of the Teck Shares held by such Resident Shareholder, such Resident Shareholder should (i) be deemed to have received a taxable dividend equal to the amount by which the amount received (other than that portion that is in respect of interest, if any, awarded by the Court) exceeds the PUC of the Teck Shares held by such Resident Shareholder and (ii) realize a capital gain (or a capital loss) on the disposition of their Teck Shares equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to such Resident Shareholder of their Teck Shares. For purposes of determining a Resident Shareholder’s capital gain (or capital loss) on the disposition of their Teck Shares on the exercise of dissent rights, the Resident Shareholder’s proceeds of disposition should be equal to the amount received for the share less the amount of any deemed dividend, as described above, and interest, if any, awarded by the Court. The taxation of dividends is described above under the heading “The Separation – Certain Canadian Federal Income Tax Considerations – Resident Shareholders – Dividends on Teck Shares and EVR Common Shares” and the taxation of capital gains and capital losses is described above under the heading “The Separation – Certain Canadian Federal Income Tax Considerations – Resident Shareholders – Taxation of Capital Gains and Capital Losses”.

Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Shareholders are urged to consult their own tax advisors.

Future conversion of New Teck Class A Shares into Teck Class B Subordinate Voting Shares

On the sixth anniversary of the Dual Class Amendment Effective Date, a Resident Shareholder’s New Teck Class A Share will convert into a Teck Class B Subordinate Voting Share. Such conversion should occur on a tax-deferred basis for purposes of the Tax Act unless it is deemed for most purposes of the Tax Act not to be a disposition by the Resident Shareholder.

Non-Resident Shareholders

The following part of this summary is applicable to Non-Resident Shareholders. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Exchange of Teck Class A Share for New Teck Class A Share and 0.67 of a Teck Class B Subordinate Voting Share

A Non-Resident Shareholder that disposes of a Teck Class A Share in exchange for one New Teck Class A Share and 0.67 of a Teck Class B Subordinate Voting Share will be considered to have disposed of such Teck Class A Share for proceeds of disposition equal to the Non-Resident Shareholder’s ACB thereof. Such Non-Resident Shareholder should not realize a capital gain or loss as a result of the disposition. The cost to such Non-Resident Shareholder of their Teck Class A Share should be allocated proportionately to the New Teck Class A Share and the 0.67 of a Teck Class B Subordinate Voting Share based on their relative fair market value.

The Dual Class Amendment should not result in a deemed dividend or income for purposes of the Tax Act for any Non-Resident Shareholder.

Dissenting Shareholders

If, on the Dual Class Amendment, a Non-Resident Shareholder exercises their dissent rights and receives fair value of the Teck Class A Share, such Non-Resident Shareholder should (i) be deemed to have received a taxable dividend equal to the amount by which the amount received (other than that portion that is in respect of interest, if any, awarded by the Court) exceeds the PUC of the Teck Class A Share held by such Non-Resident Shareholder and (ii) realize a capital gain (or a capital loss) on the disposition of their Teck Class A Share equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to such Non-Resident Shareholder of their Teck Class A Share. For purposes of determining a Non-Resident Shareholder’s capital gain (or capital loss) on the disposition of their Teck Class A Share on the exercise of dissent rights, the Non-Resident Shareholder’s proceeds of disposition will be equal to the amount received for the share less the amount of any deemed dividend, as described above, and interest, if any, awarded by the Court. The taxation of dividends is described above under the heading “The Separation – Certain Canadian Federal Income Tax Considerations – Non-Resident Shareholders – Dividends on Teck Shares and EVR Common Shares” and the taxation of capital gains and capital losses is described above under the heading “The Separation – Certain Canadian Federal Income Tax Considerations – Non-Resident Shareholders – Taxation of Capital Gains and Capital Losses”.

Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Shareholders are urged to consult their own tax advisors.

Future conversion of New Teck Class A Shares into Teck Class B Subordinate Voting Shares

On the sixth anniversary of the Dual Class Amendment Effective Date, a Non-Resident Shareholder’s New Teck Class A Share will convert into a Teck Class B Subordinate Voting Share. Such conversion should occur on a tax-deferred basis unless it is deemed not to be a disposition by the Non-Resident Shareholder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a discussion of certain material U.S. federal income tax considerations relating to the Dual Class Amendment to a U.S. Holder and is subject to the same limitations described under “The Separation – Certain U.S. Federal Income Tax Considerations – General”.

There is no U.S. federal income tax authority directly addressing the tax consequences of the exchange of Teck Shares pursuant to the Dual Class Amendment and the matters described below are not free from doubt.

Treatment of the Dual Class Amendment

The exchange of Teck Shares pursuant to the Dual Class Amendment is intended to qualify as a “recapitalization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code and/or a tax deferred exchange under Section 1036(a) of the Code. In such case, subject to the potential application of the PFIC rules to the Teck Shares, as discussed above under “The Separation – Certain U.S. Federal Income Tax Considerations”, a U.S. Holder of Teck Class A Shares generally should not recognize gain or loss for U.S. federal income tax purposes.

A U.S. Holder of Teck Class B Subordinate Voting Shares generally should not recognize gain or loss for U.S. federal income tax purposes as a result of the Dual Class Amendment.

Treatment of Dissenting Shareholders

A U.S. Holder generally will recognize gain or loss upon the exercise of their dissent rights and the exchange of Teck Class A Shares for the fair value of such Teck Class A Shares. A U.S. Holder would generally recognize capital gain or loss on such exchange equal to the difference between (1) the amount of cash paid to U.S. Holder for their Teck Class A Shares and (2) such U.S. Holder’s adjusted tax basis in such Teck Class A Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be a long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Teck Class A Shares for more than one year. For certain non-corporate U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that is realized upon the exchange will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the exercise of dissent rights unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise. U.S. Holders are urged to consult their own tax advisors as to the tax consequences of cash received pursuant to the exercise of their dissent rights, including the potential application of Section 302 of the Code and whether such cash is treated as a dividend or results in capital gain or loss for U.S. federal income tax purposes.

PFIC Rules

If Teck has been a PFIC for any taxable year during which a U.S. Holder has held Teck Class A Shares subject to exchange pursuant to the Dual Class Amendment, certain adverse tax consequences could apply to such U.S. Holder in connection with such exchange. Although not free from doubt, Teck believes that it is not a PFIC for the taxable year ended December 31, 2022 or prior taxable years. However, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that Teck will not be a PFIC for the current taxable year or any future taxable year.

CORPORATE GOVERNANCE

Teck’s Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, we have a system of corporate governance practices in place that meets or exceeds all applicable Canadian requirements. In 2022, We continued to refine our approach to governance, including conducting a detailed, third-party facilitated review of our Board, Committee and Peer Effectiveness, examining our governance processes and procedures. The Board continued to advance long-term succession planning in 2022, overseeing the transition of our Chief Executive Officer and several directors.

Teck is committed to maintaining best practices in corporate governance. Our key practices include:

		Pg.			Pg.			Pg.

✓	Annual individual election of directors with majority voting	37	✓	Board Diversity Policy with a target of no one gender comprising >70%	148	✓	Mandatory minimum share ownership for directors	48

✓	Independent Chair	147	✓	33% female directors and % directors who identify as a member of a visible minority or person with a disability	148	✓	No options granted to non-executive directors	47

✓	Committees are 100% independent directors	147	✓	Annual Board, Chair, committee and director evaluations	149	✓	Independent director term limits	148

✓	In camera sessions at each Board and committee meeting	147	✓	Board education and orientation program	149	✓	Average director tenure of 5.8 years	148

✓	Written Code of Ethics	149	✓	No board interlocks	149	✓	Director Overboarding Policy	149

✓	Robust whistleblower practices	149				✓	Robust anti-bribery and corruption compliance program	149

Although Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. The Governance Committee has further determined that Teck’s corporate governance practices do not differ in any material way from those followed by NYSE listed U.S. domestic issuers, with any differences being a matter of form rather than substance.

COMMITTEE REPORTS

The Board has five standing committees, being the Audit Committee, Governance Committee, the Compensation Committee, the Safety & Sustainability Committee, and the Technical Committee.

The five standing committees hold regularly scheduled meetings throughout the year. The Board may also constitute informal sub-committees of the Board from time to time on an ad hoc basis to review certain matters in further detail, as it may consider appropriate. In April 2022, the Special Committee was formed as described in the sections “The Separation—Background to the Separation” and “The Separation - Background to the Dual Class Amendment”.

An in-camera session is held at each meeting for the independent members of the Board and committees to meet in camera without management present. Each committee has the authority to engage external advisors or consultants as they may deem necessary to assist them in carrying out their duties and to approve the related contracts and fees. In 2022, the Special Committee engaged independent legal and financial advisors to assist them in carrying out their mandate.

Teck’s standing committees are composed of 100% independent directors. In 2022, all directors were generally invited to attend each regular committee meeting. The Chair, Vice Chair, and CEO generally attend all committee meetings, where possible and as appropriate.

The reports below describe each standing committee’s key responsibilities, members, and activities in 2022. Each of the standing committees has a charter that describes its functions in more detail and is available on our website at www.teck.com/about/governance.

Report of the Audit Committee

Members	Power (Chair), Ashar, McVicar and Schiodtz

Members’ Qualifications

All of the members of the Committee are financially literate, at least two Committee members qualify as audit committee financial experts under the Sarbanes Oxley Act of 2002 (“SOX”), and all of the members meet additional independence standards for audit committees under applicable laws and stock exchange rules.

Each member has significant experience relevant to Committee responsibilities, either through audit committee or other executive experience with other companies. Please see their biographies beginning on page 37 for further details.

Meetings in 2022	The Committee met six times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.

Key Responsibilities

•  provide an open avenue of communication between management, the external auditor, the internal auditor, and the Board

•  assist the Board in oversight of:

•  integrity, adequacy, and timeliness of financial reporting and disclosure practices

•  processes for identifying the principal financial reporting risks and reviewing internal control systems

•  compliance with legal and regulatory requirements related to financial reporting

•  accounting principles, policies, and procedures used by management to determine significant estimates

•  anti-fraud programs and controls, including identification of fraud risks and implementation of anti-fraud measures

•  whistleblower mechanisms

•  engagement, independence and performance of the external auditor

•  internal audit mandate and planning, including SOX compliance audits

•  assist the Board in oversight and monitoring of the management and governance of Teck’s various pension plans

•  assist the Board in oversight and monitoring of the management and governance of Teck’s cybersecurity programs

Key Activities in 2022

•  reviewed with management and the external auditor and recommended to the Board the annual financial statements and reviewed with management and the external auditor and approved the interim financial statements, along with the related management’s discussion and analysis and other disclosure documents

•  obtained assurances from management and the external auditor regarding compliance with legal and regulatory requirements related to financial reporting

•  reviewed the adequacy of the system for employees to confidentially and anonymously report questionable accounting, auditing, financial reporting, and disclosure practices

•  related to the Separation, reviewed the financial reporting considerations, accounting treatment, disclosure requirements, bonding considerations, potential impact on Teck’s credit ratings and liquidity, and pension matters

With respect to the External Auditor:

•  reviewed the overall audit scope, plans, and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States

•  received written disclosures from the external auditor as recommended by the Chartered Professional Accountants of Canada

•  reviewed the independence of the external auditor, including a review of non-audit services and receipt of written assurance of independence from the external auditor

•  required prior approval of all non-audit services provided by the external auditor

•  approved the fees payable to the external auditor

•  reviewed the overall performance of the external auditor

With respect to Financial Controls:

•  continued its oversight of the Financial Controls Program (“FCP”) to ensure compliance with SOX and applicable Canadian rules on internal controls over financial reporting

•  received the external auditor’s report on and attestation to management’s certification under the FCP

Report of the Audit Committee

•  reviewed the process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls

With respect to the internal audit group:

•  reviewed the independence of the internal audit group, including the performance of the Vice President, Assurance and Advisory

•  reviewed the mandate, resources, annual budget and audit plan of the internal audit group and the results of internal audits completed during the year

With respect to Pension Matters:

•  reviewed the design of and coverage under the pension plans

•  reviewed and approved changes to the funding policy for the defined benefit plans and the level of contributions to the defined contribution plans

•  monitored the authority delegated to management’s Executive Pension Committee to administer each pension plan in accordance with applicable law and the terms of the relevant plan

•  reviewed compliance with applicable minimum funding requirements and the policies and procedures in place in respect thereof, including reviewing actuarial reports

•  reviewed and monitored investment of pension fund assets for defined benefit plans, including the policies and procedures in place in respect thereof

•  reviewed and monitored the sufficiency and appropriateness of the investment choices available under defined contribution plans and the communication and educational materials provided to plan members

•  reviewed and monitored the performance of investment managers, including the process established for selection, retention, or replacement of investment managers and advisors

With respect to other matters:

•  received regular reports on significant litigation matters and all reports made through whistleblower reporting mechanisms

•  met regularly alone and also with the each of the CFO, external auditor, and lead internal auditor separately and without management present

•  received presentations on cybersecurity and Teck’s digital systems and a quarterly report on top cybersecurity threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs

•  received presentations on Teck’s Anti-Bribery and Corruption Compliance program, Teck’s tax policy and regulatory developments in taxation in the jurisdictions that Teck operates in, upcoming changes in financial and sustainability reporting requirements and best practices, comparative use of Non-GAAP measures by peer companies, changes in commissioning phase accounting requirements

•  reviewed treasury matters on a quarterly basis, including liquidity, leverage metrics, financial assurance capacity, and capital allocation considerations

•  completed the annual review of and approved changes to the Committee’s charter

•  reviewed and recommended to the Board for approval updated policies on Information Security, Hedging, Delegation of Authority, and General Banking and Corporate Signing Authority

Report of the Compensation & Talent Committee
Members	Dowling (Chair), McVicar, and Power

Members’ Qualifications

Each member has significant experience relevant to Committee responsibilities, through compensation committee and/or other executive experience with other companies. Please see their biographies beginning on page 37 for further details.

Meetings in 2022	The Committee met seven times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.

Key Responsibilities

•  assist the Board in carrying out its responsibility for developing policies on and reviewing and approving executive and Board compensation and other broadly applicable compensation and benefit programs

•  oversee material compensation plans with respect to risk management principles

•  assist the Board in oversight of succession planning, talent management, and executive development programs

Key Activities in 2022

•  reviewed and recommended to the Board for approval:

•  non-executive employee retention programs, in light of ongoing labour force challenges, including an updated Bonus Plan Policy and Employee Profit Share Plan

•  annual incentive plan performance ratings for business units and functional groups for 2021 and 2022 annual incentive plan performance targets

Report of the Compensation & Talent Committee
• the CEO’s performance evaluation, based on the Board’s assessment of the former CEO’s performance against established annual objectives

•  the former CEO’s compensation, including adjustments to base salary, annual incentive target, and long-term incentive grants

•  the recommendations of the former CEO regarding annual objectives and compensation for other senior executives, including evaluation of performance relative to annual objectives and adjustments to base salaries, annual incentives, and long-term incentive grants

•  approved updated share unit plans to implement long term incentive plan design changes developed beginning in 2021

•  an updated Equity, Diversity and Inclusion Policy,

•  benefits and other perquisites for senior executives

•  non-executive director compensation and equity grant

•  compensation and appointments of new executives, including the new CEO, President and COO, and CFO

•  the appropriate peer group of companies against which to assess the competitiveness of Teck’s compensation policies and plans

•  the appropriate peer group of companies against which to assess the relative total shareholder return performance metric of the PSU and PDSU plans

•  reviewed executive and director compensation disclosure in the annual proxy circular, to ensure it reflects the decisions and rationale of the Committee and the Board

•  performed functions assigned to it under the equity compensation plans, including evaluating and recommending to the Board for approval equity grants for directors, executives, and employees

•  received updates on COVID-19 pandemic related work impacts, including implementation of health and safety protocols at operations, transition back to in office work and ongoing continued support for remote work as appropriate

•  reviewed the shareholdings of the senior executive team and directors relative to the mandatory minimum shareholding requirements established

•  reviewed material compensation programs to confirm alignment with risk management principles and no encouragement of inappropriate or excessive risk taking

•  reviewed feedback on executive compensation received during the shareholder engagement program

•  received and reviewed reports on the following:

•  succession planning and executive recruitment with respect to the CEO and other senior executive team members

•  executive development and employee talent management programs

•  human resources strategic objectives and progress against previous goals

•  benchmarking surveys of Teck’s executive compensation and director compensation programs relative to peer company practices, provided by Meridian

•  an independent compensation risk assessment, conducted by Meridian

•  Teck’s sixth annual Gender Pay Equity, Diversity and Inclusion Review

•  executive compensation market trends and developments, provided by Meridian, including discussion of clawback policies, share ownership guidelines, post-employment hold periods, incorporation of environmental, social and governance metrics, and pay mix trends

•  new executive compensation clawback rules adopted by the U.S. Securities and Exchange Commission

•  with respect to the Separation, reviewed potential workforce and compensation impacts, including proposed organizational design and executive roles for both entities, executive compensation for key roles, treatment of long-term incentive awards in connection with the transaction, and revised peer groups

•  completed the annual review of the Committee’s charter and work plan and the annual performance review for the Committee’s independent compensation consultant

Report of the Corporate Governance & Nominating Committee

Members	Strunk (Chair), Dowling, and Snider

Member Qualifications

Each member of the Committee is knowledgeable regarding corporate governance and has substantial and diverse board experience relevant to the Committee’s responsibilities. Please see their biographies beginning on page 37 for further details.

Meetings in 2022	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.

Key Responsibilities

•  identifies individuals qualified to become members of the Board

•  recommends nominees for election at each annual meeting or to fill vacancies

•  considers and recommends corporate governance programs and continuing education

Report of the Corporate Governance & Nominating Committee

•  recommends the Board’s committee structure and appointments, including chair roles

•  oversees Committee and director evaluations

•  reviews and considers developments in governance practices, polices and standards to ensure governance practices are rigorous, relevant and appropriate to Teck

•  monitors ethics, conflicts of interest, conduct standards and compliance

•  oversees Board independence and ensures that the interests of all shareholders are considered and protected in our governance process

Key Activities in 2022

•  reviewed the independence and recommended the nomination or appointment of each director, including the interview and selection of three new independent directors in 2022

•  reviewed and recommended to the Board for approval the annual proxy circular disclosure

•  reviewed correspondence received from shareholders and responses thereto and reviewed feedback received during the shareholder engagement program

•  reviewed the composition of the Board and its committees, including discussion of optimal size, independent director representation, and diversity considerations

•  reviewed each director’s status under the 15-year term limit for independent directors

•  oversaw the annual evaluation of the Board, committees, and individual director performance and oversaw reporting of the results by the third-party facilitator to the Board

•  reviewed and recommended to the Board for approval the following updated policies:

•  Board Diversity Policy

•  Overboarding Policy

•  Competition Law Compliance

•  reviewed and approved changes to the Board’s Skill Matrix and updates to the evergreen potential directors list

•  with respect to the Separation, reviewed the Board’s relationship with the Principal Class A Shareholders and negotiations regarding potential transactions to collapse the dual class share structure, prior to the referral of those issues to the Special Committee

•  at each meeting, reviewed and considered various emerging governance issues, including those relating to dual class share structures, regulatory developments, diversity disclosure, director independence, conflicts of interest, directors’ duties, corporate purpose, environmental and social issues, shareholder activism, proxy advisory service policies, and governance rankings

•  reviewed the director education program and selected topics for educational sessions

•  completed the annual review of the Committee’s charter and work plan, the Board Mandate, and Position Descriptions for the Independent Board Chair, Vice Chair, Committee Chair, and Individual Directors

The Governance Committee welcomes input from shareholders on governance matters. Email: Governance@Teck.com

Report of the Safety & Sustainability Committee

Members	Snider (Chair), Sagawa, Schiodtz, Strunk, and Tani

Meetings in 2022	The Committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

Review corporate policies, procedures, and performance with respect to health and safety, the environment, engagement with communities and Indigenous relations, climate change, tailings, legacy properties and reclamation, and other safety and sustainability related matters.

Key Activities in 2022

•  approved update climate change goals and received updates on progress against long-term sustainability goals related to climate change, responsible production, people, communities and Indigenous peoples, water, tailings management, biodiversity and reclamation, and health and safety

•  reviewed and recommended to the Board for approval:

•  the annual Sustainability Report

•  the 2021 achievement rankings for the sustainability metrics under the annual incentive plan and the metrics for the sustainability progress index used for the executive long term incentive plan performance measurement

•  an updated policies related to Political Contributions, Indigenous Peoples, Human Rights, Water, and an update Code of Sustainable Conduct

•  the 2022 sustainability materiality assessment

Report of the Safety & Sustainability Committee

•  received regular updates on:

•  Teck’s COVID-19 response, including details of implementation of health and safety protocols, communications planning, community assistance initiatives, and vaccination policies and progress

•  safety lag and lead indicators, occurrence reports, and results of incident investigations, including remedial measures and dissemination of findings

•  environmental management planning, occurrence reports, and remedial measures

•  Elk Valley Water Quality Plan compliance, environmental impact monitoring, research related to Saturated Rock Fills and other emerging technologies, and other selenium, nitrate and deleterious element reduction and remediation matters

•  engagement with communities, Indigenous peoples, and stakeholders

•  permitting, government engagement, and prospective changes to relevant health, safety and environmental standards, laws, regulations, and enforcement

•  received special reports on the following:

•  Teck’s ESG ranking and index performance and improvement plans

•  Teck’s sustainability goal implementation framework and performance tracking

•  Climate change and decarbonization, including Teck’s action plan

•  findings from Teck’s internal review of systems and policies related Rio Tinto’s Juukan Gorge post-incident review

•  proposed modern slavery legislation and reporting requirements

•  Chilean tax reform and socio-political updates related to constitutional referendum

•  proposed coal mining effluent regulations

•  potential resettlement of residents near mining operations

•  annual in-depth legacy properties update, with a focus on risk management

•  annual tailings storage facilities management and risk mitigation update, including implementation plan for compliance with the Global Industry Standard on Tailings Management

•  completed a site visit to Teck’s Red Dog Operations in Alaska, including a tour of operations with a focus on potential climate change impacts and water management

•  completed a site visit to the recently upgraded Neptune Bulk Terminals facility in North Vancouver, in which Teck holds a 46% interest

•  completed the annual review of the Committee’s charter

For information on our sustainability strategy and commitments, including our medium and long-term carbon reduction goals, please see our most recent Sustainability Report and our TCFD-aligned report, Climate Change Outlook 2021, which are available on our website at www.teck.com/reports

Report of the Technical Committee

Members	Ashar (Chair), Dowling, and Snider

Meetings in 2022	The Committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.

Key Responsibilities

To assist the Board by providing oversight of Teck’s:

•  estimation and disclosure of mineral and oil and gas reserves and resources;

•  material technical, operational project matters;

•  innovation and technology matters, including strategy implementation, research and development, and adoption of emerging technologies

Key Activities in 2022

•  received multiple in-depth briefings on the QB2 project, including updates on health and safety, COVID-19 response, protocols and procedures, construction ramp-up and progress, cost management, permitting, environmental and archeological matters, and schedule and cost risk assessments

•  completed a site visit to the QB2 project

•  received briefings on the Neptune Bulk Terminals expansion ramp-up, the Elkview operations administration and maintenance complex project, the Quebrada Blanca mill expansion, various water treatment capital projects, and Teck’s Copper Growth strategy

•  received briefings on Teck’s technology and innovation strategy, including value creation potential and details, outcomes and learnings from various initiatives, including RACE21TM

•  reviewed and recommended for approval by the Board the proposed mineral reserves and mineral resources disclosure for inclusion in the 2021 annual filings

•  reviewed and approved composition of the Management Reserves Committee and the Qualified Persons and Supervising Professionals for all sites

•  received an update on expected changes for year-end mineral reserves and resources reporting relating to 2022

Report of the Technical Committee

•  reviewed and approved the commodity price and exchange rate assumptions for mineral reserve and resource estimates and reporting in 2022 annual filings

•  received a report from the external reserve auditors regarding Quebrada Blanca and the San Nicolas project, as part of a program of regular rotating external audits

•  completed the annual review and approved changes to the procedures and policies for mineral and oil and gas reserve and resource estimation and reporting

•  received updates on national and international regulatory developments related to reserves and resources matters, including regulatory requirements regarding the estimation of mineral and oil and gas reserves and resources and any changes thereto;

•  received a report on the requirements of the Professional Governance Act (British Columbia) and updates on Teck’s implementation plan for related requirements

•  reviewed and approved the selection of and received the annual report of the oil and gas independent evaluators for the Fort Hills mine

•  completed the annual review of the Committee’s charter and work plan

GOVERNANCE HIGHLIGHTS

The following table contains a summary of certain of Teck’s governance practices and policies. Further information on certain of these topics can be found later in this Information Circular where indicated.

Governance Topics	Our Practice
Dual Class Share Structure	The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual class share structure to ensure that the interests of all shareholders are considered and respected.

Read more about our Dual Class Share Structure Governance on page 151
Director Independence	A majority of directors are independent, and, if all nominated directors are elected, three of 12 (25%) will not be independent. Our committees are composed of 100% independent directors.
Meetings of Independent Directors	The Board has adopted a policy that at each Board and Committee meeting held, the non-executive directors will meet without management present and the independent directors will meet without non-independent directors present.
Independent Chair	Teck has had an independent Chair of the Board since 2018. Sheila Murray, an independent director, has served as Chair of the Board since February 2020.

Read more about Director Independence on page 150
Position Descriptions

A position description for the Independent Chair of the Board has been approved by the Board and sets out the Chair’s responsibilities, including:

•  chairing meetings and facilitating frank and open discussions

•  providing ethical and independent leadership to enable the Board to effectively function with integrity

•  advising and assisting the Board and management in the development and execution of strategy

The Board has also adopted position descriptions for the various Committee Chairs.

The Position Description for the Independent Chair of the Board and other governance related documents are available on Teck’s website at www.teck.com/about/governance

CEO Position Description

A position description for the CEO has been approved by the Board. The CEO reports to the Board, has general supervision and control over the business and affairs of Teck, and is expected to (among other things):

•  foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility

•  develop and recommend to the Board a long-term strategy and vision for Teck that leads to creation of shareholder value

•  develop and recommend to the Board annual business plans and budgets that support Teck’s long-term strategy

•  consistently strive to achieve Teck’s financial and operating goals and objectives

Director Nominations

The Governance Committee is responsible for recruiting and proposing new director nominees and does the following on an ongoing basis:

•  consults with the Board to identify the mix of skills, expertise and qualities required and assess additional attributes required to maintain an appropriate mix, including diversity considerations

•  identifies impending Board vacancies to allow time for recruitment;

•  develops a short-list of candidates and their availability and arranges meetings with the Governance Committee, Board Chair, CEO, and other Board members as may be practicable

Governance Topics	Our Practice

• ensures candidates are prepared to take on the level of commitment expected of Teck directors • recommends proposed nominees to the Board

Board Renewal and Term Limit

The Board believes that effective Director renewal has taken place, with the nominated Directors having an average tenure of 5.8 years (4.7 years for independent directors) and, assuming election of all nominees, 7 of 12 having joined the Board in the last 5 years.

The Board has adopted a term limit of 15 years for independent directors. Information regarding each current director’s latest expected retirement date is included with their biographies beginning on page 37.

The Board will continue to place emphasis on rigorous evaluation of all directors, regardless of the term limit, and believes that a balance between long tenure, familiarity with Teck’s business, long-term perspective on the industry, and fresh perspective is essential for effective governance.

Read more about Board Renewal on page 152
Majority Voting	Teck is governed by the CBCA, which has prescriptive rules that apply to director elections, including majority voting and individual election requirements. These rules require that, in an uncontested election, shareholders be given the ability to vote “for” or “against” each director and that a director will only be elected if a majority of the votes cast in respect of their election were votes “for” their election.

If the shareholders fail to elect the minimum number of directors required under our articles due to a lack of a majority of “for” votes for one or more director nominees, the directors who were elected at the meeting may exercise all their powers as directors, provided that they constitute a quorum. If an incumbent director does not receive a majority of votes cast “for” their election, they are permitted to remain as a director until the earlier of (a) the 90th date after the date of the Meeting, and (b) the date on which their successor is appointed or elected, if necessary to satisfy quorum requirements. The elected directors may only re-appoint an incumbent director who was not elected in the most recent director election in order to fill a vacancy where their appointment is required to satisfy the CBCA requirements for either the minimum number of Canadian resident or non-management directors.

Beyond those exceptions, Teck’s Board no longer has discretion to determine whether a director who did not receive a majority of votes “for” their election can continue as a director.

Advance Notice Requirements	Teck’s by-laws contain advance notice requirements for director nominations, in order to provide a transparent, structured and fair process in which shareholders can submit their proxy voting instructions on an informed basis. Teck Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information required by the by-laws, not less than 30 days nor more than 65 days prior to the date of the meeting. Teck’s by-laws are available on our website at www.teck.com/about/corporate-governance.
Mandatory Shareholdings

We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer.

Senior management other than the CEO are required to maintain holdings of shares and/or share units equal to two times their annual salary. The CEO is required to hold five times his annual salary.

Read more about mandatory shareholdings for directors on page 48 and for executives on page 162

Diversity – Board

The Board has adopted a company-wide Inclusion and Diversity Policy, and a specific Board Diversity Policy. If all nominees proposed to be elected as directors at the Meeting are elected:

•  4 of 12 directors (33%) will identify as women, including the Board and Audit and Governance Committee Chairs

•  1 of 12 directors (8%) will be a person who identifies as a member of a visible minority

•  1 of 12 directors (8%) will be a person who identifies as having a disability

•  No directors will be persons who identify as Aboriginal peoples

When considering candidates for director, the Governance Committee and Board consider the level of representation on the Board of members of designated groups, including women, visible minorities, Aboriginal peoples, and persons with disabilities, in addition to candidates’ business skills, qualifications, and career history.

The Board has adopted a Board Diversity Policy with the target of having no one gender comprise more than 70% of directors. The Board has not adopted any other diversity related targets at this time.

Diversity –Executives

Teck considers the level of representation of designated groups, being women, visible minorities, persons with disabilities, and Aboriginal peoples in executive officer positions but has not set any targets. As of March 7, 2023, three out of 20 members of senior management of Teck (as defined in the CBCA) identify as women (15%), including the Board Chair, and one identifies as a member of a visible minority (5%). There are no members who identity as Aboriginal peoples or persons with disabilities.

Following the Separation, it is expected that Teck’s executive leadership team will be streamlined, such that there will be 14 members of senior management (as defined in the CBCA), 3 of whom identify as women (21%) and one of whom (7%) identifies as a member of a visible minority.

Governance Topics	Our Practice

Read more about Diversity on page 154
Board Evaluations	The Board conducted its annual Board, Committee and Peer effectiveness review, which was facilitated by Deloitte. Each Board member and key members of management were interviewed independently to solicit qualitative feedback on Board, Committee, and individual performance in key areas and on governance and Board procedures generally. The results of the evaluation were reviewed by the Governance Committee, which developed a plan to implement improvements to the Board and Committee processes and follow-up with individual directors as necessary.

Shareholder Engagement	The Board has adopted a Shareholder Engagement Policy describing how shareholders can provide direct feedback to the Board, which is available at www.teck.com/about/governance.

Read more about Shareholder Engagement on page 156

Director Orientation

The Board has adopted a Director Orientation Program designed to:

•  provide each new director with a baseline of knowledge about Teck to serve as a basis for informed decision-making

•  individually tailor considering the director’s unique mix of skills, experience, education, and knowledge

•  deliver information gradually to minimize overload and maximize lasting educational impact

The orientation program consists of a combination of written materials, one-on-one meetings with Teck senior management, and other briefings and training as appropriate.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, Teck has a formal program of continuing education in place, and, as part of that program Teck:

•  arranges presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance to Teck

•  provides briefings on matters of particular interest in advance of scheduled Board meetings

•  distributes written background materials on matters of relevance to Teck’s business

•  arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management

•  identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors

Directors also participate as discussion leaders and panelists on topical issues facing Teck and the industry at annual strategic planning meetings.

Read more about Director Education on page 155

Director Compensation

Director and officer compensation is established by the Board, as recommended by the Compensation Committee on the advice of its independent consultant and with reference to market data, with a view to establishing target compensation at the median of the Compensation Comparator Group.

We pay director compensation to non-executive directors only and do not issue options to non-executive directors. With one exception, our directors take a substantial proportion of their fees in a share-based retainer. Until the mandatory minimum shareholding is reached, non-exempt new directors must take all compensation in the form of DSUs, other than travel fees and reimbursement for out-of-pocket costs.

Read more about Director Compensation beginning on page 44

Board Interlocks	The Board has not set a formal limit on the number of directors who may serve on the same board of another company, however, we do assess board interlocks in nominating individuals to serve on the Board and disclose interlocks when they occur. There are currently no interlocking directorships.

Attendance

Directors are expected to attend all meetings of the Board and Board committees on which they serve, to come fully prepared, and to remain in attendance for the duration of the meetings. Under the Governance Committee Charter, the Governance Committee reviews the attendance of each director who has not attended at least 75% of Board or applicable committee meetings and considers their suitability for nomination as a director.

Average attendance for all directors in 2022 was 98%, with Committee attendance at 100%.

Over-boarding Policy

The Board believes that directors must have sufficient time available to properly prepare for and attend Board meetings in order to make a full contribution to the Board. The Board considers an individual to be over-boarded (and generally not eligible for nomination as a Teck director) where an individual is on:

•  more than three public company boards in addition to Teck, if they are not otherwise employed

•  more than one public company board in addition to Teck, if they are employed full time

The Governance Committee may make exceptions if it is satisfied that a nominee will be able to devote sufficient time and attention to Board matters despite outside commitments. No exceptions were requested or granted in 2022. Once on the Board, directors must consult with the Chair prior to accepting additional board positions.

Code of Ethics	Teck’s Code of Ethics is available on our website at www.teck.com and on SEDAR at www.sedar.com.

Governance Topics	Our Practice

The Audit Committee receives quarterly reports on the operation of Teck’s fraud reporting system and any reports to its whistleblower hotline. Employees, officers, and directors are required to certify their compliance with the Code of Ethics annually.

Conflicts of Interest and Related Party Transactions

Each director must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board of the conflict or perceived conflict and refrain from participating in any discussion of the matter and abstain from voting on it. This would include any potential related party transaction that may be considered by the Board, including in situations where there may be multiple parties involved in a competitive bid process.

Related party transactions are rare, but when they arise, they are carefully scrutinized by non-conflicted, independent directors, and would be reviewed in the context of Teck’s Code of Ethics. An independent special committee may be formed to review a transaction.

A standing conflict of interest item has been added to the agenda for each Board meeting in order to prompt directors to proactively disclose any potential or perceived conflicts of interest or potential related party transactions and to facilitate disclosure and discussion of any potential issues.

Ethical Business Culture

Teck’s “Doing What’s Right” program reinforces the core values set out in our Code of Ethics. This program is refreshed through bi-annual online training for all officers, directors and employees, other than union or hourly workers.

Compliance with the Code of Ethics is monitored by an annual survey of directors and staff employees. Directors and staff are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management, the Chair of the Audit Committee, or as otherwise prescribed.

Claw-Back Policy	Teck has adopted a formal policy to recoup management compensation in appropriate circumstances. As a NYSE-listed company, Teck will be subject to the new executive compensation claw-back requirements adopted by the U.S. Securities and Exchange Commission. Once the NYSE publishes its related guidance, the Compensation & Talent Committee expects to adopt a new policy.

Read more about Teck’s Clawback Policy on page 162

Anti-Hedging Policy	Teck’s Employee Trading Policy prohibits insiders and employees from selling shares in Teck that they do not own or have not fully paid for (short-selling) and from buying or selling financial instruments on shares of Teck at any time that are designed to hedge or offset a decrease in the value of Teck’s shares, including equity-linked compensation.

Cybersecurity	The Audit Committee has explicit oversight for cybersecurity-related matters under its Charter. The Audit Committee receives quarterly briefing materials on Teck’s cybersecurity risk management program, including details of top threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs.

INDEPENDENCE DETERMINATION

Each year, a detailed questionnaire is circulated to all director nominees to elicit the information required to assess director independence prior to preparation of materials for the annual meeting of shareholders. The Governance Committee assists the Board in its independence assessment for general Board purposes and for service on the Audit Committee, considering both the independence requirements of National Instrument 52-110 and the rules of the TSX and NYSE applicable to Teck.

The Board considers directors to be independent if they are not members of management and are free of any interest or any business, family, or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of Teck, other than interests and relationships arising solely from holdings in Teck.

The Board also considers whether directors have a direct or indirect material relationship with Teck as defined in subsection 1.4 of National Instrument 52-110. Any such material relationship will lead the Board to conclude that the relevant director is not independent.

The Board has concluded that 9 of the 12 director nominees, a majority, are independent, other than:

•	Mr. Price, who is Teck’s CEO

•	Mr. Conger, who is Teck’s President and Chief Operating Officer (“COO”)

•	Mr. Keevil, who is related to Teck’s former CEO and Chairman

The Board has adopted a policy having in camera sessions without management and for independent directors for a portion of each Board meeting.

RISK OVERSIGHT

The Board has an overarching responsibility to take reasonable steps to ensure that management identifies, understands, and evaluates the principal risks of and to Teck’s business, implements appropriate systems to manage these risks, and achieves a proper balance between risk and reward. The Board receives regular quarterly reports from management on global and site-specific risk management, ethical conduct, environmental management, and employee health and safety, in addition to detailed reports on particular risk issues.

The Board considers that the most significant risks facing Teck vary from time to time depending on the prevailing economic climate and the specific nature of Teck’s activities at the relevant time. At each meeting of the Board, the Board discusses risks associated with Teck’s business, reviews Teck’s risk tolerance for existing operations, new projects, and developments, and considers general and particular risks Teck faces. Annually, the Board reviews the top risks facing Teck and the appetite for various categories of risk and relevant risk mitigation measures and closely monitors the potential vulnerability of Teck’s operations and financial condition in light of risks that may arise, including:

•	risks related to commodity prices, exchange rates and general economic conditions;

•	risks related to project development, including the risk of capital cost overruns and delays in receipt of permits or governmental approvals;

•	risks related to water quality management and other environmental issues;

•	risks related to technology and information technology, including data security;

•	risks related to existing operations, such as those associated with natural catastrophes, labour disputes and potential social issues;

•	risk related to the physical and transition impacts of climate change;

•	risks relating to outstanding litigation that Teck may be involved in from time to time; and

•	longer-term risks such as political risk and risks related to adverse changes in tax or environmental regulation.

In 2022, the Board continued to devote significant attention to risks related to the progress towards completion of the QB2 project, ramp-up of the Neptune Bulk Terminals upgrade, the COVID-19 pandemic and its impact on our operations, climate change, water quality management related to our Elk Valley operations, portfolio composition, and the impact geopolitical risk on the markets for Teck’s products and the economy more generally. A detailed list of risk factors facing Teck can be found in our most recent Annual Information Form, which is available on SEDAR at www.sedar.com.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time. The Board regularly reviews management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks. The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and management’s processes to deal with those risks.

DUAL-CLASS SHARE STRUCTURE

Governance Considerations

Pending approval of the proposed Dual Class Amendment and the implementation of a six-year sunset period for the dual class share structure, the Governance Committee will continue to assess governance principles and developments relating to our dual class share structure. The Board believes that Teck’s constating documents, governing statute, and established practices currently provide reasonable protection against potential process concerns and that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure. Protections include:

•	under the CBCA, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes;

•

the existence of “coattail” provisions for the benefit of Teck Class B Subordinate Voting Shareholders, with the aim of ensuring fair treatment of Teck Class B Class B Subordinate Voting Shareholders in the event of a take-over bid that is accepted by holders of a majority of Teck Class A Shareholders, as discussed further below; and

•

both classes of shares are widely held and listed on the TSX and, while the trading volume of the Teck Class A Shares is modest when compared to that of the Teck Class B Subordinate Voting Shares, there are no restrictions on an investor purchasing Teck Class A Shares in the market.

Teck’s dual class share structure has been key in facilitating its growth into a major diversified Canadian mining company. The Governance Committee believes that the major longstanding holders of Teck Class A Shares are committed long-term investors, many with a deep knowledge of Teck’s business and its industry, and expect that they will remain so during the sunset period of the Dual Class Amendment, if approved. The Board recognizes that this longer-term perspective has permitted Teck to make decisions that have helped grow shareholder value significantly over the last few decades and will continue to benefit all shareholders.

While in the vast majority of matters that come before the Board, the interests of both classes of shareholders are entirely aligned, the Governance Committee and the Board recognize that, to fulfill Teck’s commitment to good governance, the dual class share structure requires vigilance and robust governance practices. The dual class share structure does create a disparity between voting interests and equity interests that could create some potential for conflicts of interest, as could arise in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual class share structure or a single voting class structure. Accordingly, the Board and the Governance Committee closely scrutinize any situation in which the interests of Teck Class A Shareholders and Teck Class B Subordinate Voting Shareholders could diverge, such as the Dual Class Amendment.

In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest. For example:

•	only 2 of 12 directors nominated for election at the Meeting have any interest in or relationship with any of the Principal Class A Shareholders and no other director holds any Teck Class A Shares;

•	the Board committees are constituted with 100% independent directors;

•	in addition to being independent, no directors on the Audit, Governance, or Compensation Committee have a material relationship with the Principal Class A Shareholders;

•	directors and executives are required to maintain minimum holdings of Teck Class B Subordinate Voting Shares or share units linked to the price of Teck Class B Subordinate Voting Shares only;

•	equity-linked compensation for directors and officers is tied to the Teck Class B Subordinate Voting Share price; and

•	we publicly report shareholder voting results in detail, including by class.

Importantly, there is no provision in Teck’s articles or by-laws that would permit Teck Class A Shareholders to take any corporate action unilaterally. All decisions of Teck Shareholders must be taken at meetings at which appropriate notice is given. So long as Teck has more than one class of voting shares, the Governance Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.

Subordinate Voting Shareholder Protection

The Teck Class B Subordinate Voting Share rights contain so-called “Coattail Provisions” providing that if an offer (an “Exclusionary Offer”) to purchase Teck Class A Shares is not made concurrently with an offer to purchase Teck Class B Subordinate Voting Shares on identical terms, then each Teck Class B Subordinate Voting Share will be convertible into one Teck Class A Share at the holder’s option, provided that any converted Teck Class A Shares are deposited to the Exclusionary Offer. Any shares so converted will automatically convert back if they are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for by the offeror.

The Teck Class B Subordinate Voting Shares will not be convertible if holders of a majority of the Teck Class A Shares (excluding shares held by the offeror) certify to Teck that they will not, among other things, tender their Teck Class A Shares to the Exclusionary Offer. The Coattail Provisions will not apply if an offer to purchase Teck Class A Shares does not constitute a “take-over bid” under applicable securities legislation or stock exchange requirements or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Teck Class A Shares.

The above is a summary only and reference should be made to the full text of the Coattail Provisions in Teck’s articles, which are available on our website at www.teck.com.

BOARD RENEWAL

The Board annually reviews its processes for Board renewal and believes that effective Director renewal has taken place, with the nominated independent Directors having an average tenure of 5.8 years and seven of the nine independent nominees having joined the Board in the last five years. In 2020, on the advice of the Governance Committee, and considering the potential benefits for succession planning and board renewal, the Board adopted a term limit of 15 years for independent directors. Under the term limit, independent directors will not stand for election at the shareholders’ meeting that is 15 years after the AGM at which they were first elected, or at the shareholders’ meeting following the 15th anniversary of the date they joined the Board, if they were initially appointed to the Board outside of the regular annual meeting process. This term limit applies to independent directors only.

In adopting the 15-year term limit for independent directors, the Board considered the long term and cyclical nature of the mining business and the significant length of time required to advance a mining project from the exploration stage to an operating mine. The Board will continue to place emphasis on annual rigorous evaluation of all directors, regardless of the term limit. The Board relies on the ongoing appraisal of the skills and contributions of individual directors as against the combination of skills and experience required for the Board to function well, as determined in the annual evaluation process. The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, allows the Board to maintain the appropriate balance between long tenure, which brings deep familiarity with Teck’s business, institutional memory, and long-term perspective on the mining industry, and fresh perspective, which can prompt re-examination of various aspects of the business and governance practices.

Of the 12 director nominees as at the Meeting date, 7 (58%) will have 5 years of service or less, 3 (25%), will have between 6 and 10 years of service, and 2 (17%) will have 11 or more years of service. Directors recently appointed or elected to the Board include Messrs. Schiodtz and Sagawa and Ms. Strunk, who were appointed in 2022, and Mr. Balhuizen, who is standing for election for the first time in 2023.

The Board believes that its approach combining a term limit with a holistic review as described above provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee levels.

DIRECTORS’ SKILLS AND EXPERIENCE

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities. Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business. Each nominated director has identified and ranked their top four areas of expertise in addition to identifying their further ancillary areas of expertise. This matrix is evaluated annually and the Governance Committee uses the skills matrix when assessing the needs of the Board in the context of succession planning and evaluating potential director candidates.

Area of Expertise	Balhuizen	Conger	Dowling	Keevil III	McVicar	Murray	Power	Price	Sagawa	Schiodtz	Snider	Strunk

Leadership Experience as a CEO or CFO or similar senior management position in an organization of significant size or complexity	2	3				2	1	3				3

Corporate Governance Sophisticated understanding of corporate governance practices and stakeholder engagement				4		3				4		1

Strategic Planning Executive or board experience in strategy development, execution, analysis, and or oversight		4		3	4	1	2	2		2	2

International Business Executive or board experience with entities operating in multiple jurisdictions with diverse political, cultural, regulatory, and business environments	3		2					1	1

Mining Executive or board experience at a major public or private mining company with operating and mineral processing experience		1	1					4			1

Transactions & Projects Experience with acquisitions, divestitures, joint ventures, M&A transactions, or large-scale project execution		2			3		4		3			4

Commodities Business Executive or board experience in a commodities-based business, including marketing and logistics	1		3

Human Resources & Compensation Direct experience in compensation practices, talent management and retention, and succession planning			4

Finance & Financial Reporting Technical expertise on financial statements and reporting matters, critical accounting policies, issues related to internal and external audits, and internal controls					1		3			3

Environment & Sustainability Direct experience with environmental, climate change, health, community relations, and/or safety policy, practices, and management				2					4	1	4

Legal & Regulatory Experience in private legal practice or in-house at a publicly listed company or other large organization or regulatory experience with an entity with relevant oversight responsibility						4						2

Risk Management Experience identifying, assessing, managing, and reporting on corporate risk	4				2

Technology Experience with technology development or application, which may include emerging technologies, information technology systems and/or cyber security				1					2		3

EQUITY, DIVERSITY AND INCLUSION

Board Diversity

Teck values diversity. The Board believes having directors with diverse backgrounds and experiences benefits Teck by enabling the Board to consider issues from a variety of perspectives, which can enhance effective decision-making and strategic planning. When assessing potential candidates for nomination to the Board, the Governance Committee considers diversity characteristics, including gender, national origin, ethnicity, Indigenous heritage, and disability, in addition to business skills, qualifications and career history, including experience in foreign jurisdictions. In the final analysis, the Governance Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a diverse slate of directors can bring to the issues facing Teck as a global mining enterprise.

The Governance Committee considers the level of representation of women, visible minorities, Aboriginal peoples, and persons with disabilities in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that diverse nominees are considered when candidates for election to the Board are considered. The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity and representation of visible minorities, Aboriginal peoples, and persons with disabilities, are brought forward for consideration.

In November 2021, having carefully considered the question and recognizing the importance of having diverse representation among its members, the Board adopted a goal of having no one gender comprise more than 70% of its members by the end of 2022. At this time, the Board has not adopted any other diversity related targets with respect to the representation of visible minorities, Aboriginal peoples, or persons with disabilities, due to the current level of diversity of its members, the small size of the Board, and the need to carefully consider a broad range of criteria when appointing directors, including skills and applicable residency requirements.

If all nominees proposed to be elected as directors at the Meeting are elected,

•	4 of 12 directors (33%) will identify as women, including the Board and Audit Committee Chairs

•	1 of 12 directors (8%) will be persons who identify as a member of a visible minority

•	1 of 12 directors (8%) will be persons who identify as having a disability

•	no directors will be persons who identify as Aboriginal peoples

The Governance Committee annually reviews the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are reviewed. The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.

Executive and Workforce Equity, Diversity and Inclusion

The Board believes that diversity at Teck can help create a stronger company. We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole. Women represent 24% of all employees (up from 14% in 2015). In 2022, women accounted for 34% of all new Teck hires and Teck achieved its target of 30% women representation at QB2. We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within Teck. These include:

•	proactively reviewing development plans for high-performing and high-potential women

•	identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles

•	developing family-friendly flex-work policies to assist with recruitment and retention

•	regularly measuring gender pay equity to detect potential systemic pay gap issues

•	and changing job descriptions, titles, policies and procedures to be gender neutral and inclusive

With respect to members of senior management, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management. For this purpose, we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background, and culture.

Teck has not adopted specific numerical targets regarding number of executive officers who are women, visible minorities, Aboriginal peoples, or persons with disabilities at this time, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that persons in those roles have been appointed solely or primarily on the basis of those characteristics rather than their specific qualifications. We are committed, however, to taking measures to enhance the advancement of women in management. To that end, our Executive Equity, Diversity & Inclusion Committee, chaired by the Senior Vice President and Chief Human Resources Officer (“CHRO”) and with representation from senior management, has adopted objectives regarding the further development of an equity, diversity and inclusion strategy, the implementation of specific measures aimed at attracting and retaining a diverse workforce, and ensuring that diversity is taken into account in management appointments.

Teck is seeking to increase participation of women and other diverse employees in all levels of its workforce. Teck completed its sixth annual gender equity pay review in 2022, including an analysis of annual incentive and review rankings by supervisors and promotions during the year. The review found no evidence of a systemic gender pay issue and continues to assist Teck in tracking progress of high potential female employees. In 2022, Teck completed it second company-wide inclusion and engagement survey to build on the baseline data gathered in the first survey in 2020 and gain further insight on inclusion and diversity, employee engagement, and workplace culture. Results from the survey are intended to inform the continued development of an inclusion and diversity strategic plan and we expect to conduct the survey again in 2024 to measure our progress.

As of March 7, 2023, of Teck’s 20 members of senior management as defined in the CBCA, three (15%) identify as women, including the Board Chair, one (5%) identifies as a member of a visible minority, and none identify as Aboriginal peoples or persons with disabilities. Following the Separation, it is expected that Teck’s executive leadership team will be streamlined, such that there will be 14 members of senior management (as defined in the CBCA), three of whom (21%) identify as women and one of whom (7%) identifies as a member of a visible minority.

MANAGEMENT SUCCESSION PLANNING

In accordance with its mandate, the whole Board has oversight of succession planning for senior management. In 2022, several senior executives, including our long-serving CEO, retired following a phased retirement process in which their successors were promoted or recruited with input from the Board, including, in certain cases, director involvement in the interview process.

Succession plans for all senior positions are developed and maintained by the CHRO in consultation with other senior executives. The Board annually reviews and considers a report from the CEO regarding potential internal succession candidates by position, as well as management’s action plans for positions where no succession candidate has been identified.

The Board separately considers succession as it relates to the CEO. The CEO and CHRO annually present a detailed report on potential CEO successors, which considers the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim, and permanent basis, as well as critical experiences and other attributes required in order for candidates to enhance their readiness for succession. The Board reviews the report position by position and discusses the individual attributes of each member of management in camera with the CEO and evaluates potential skills gaps vis-à-vis desired CEO attributes and abilities. Teck’s executive development programs are aimed at providing participants with the skills and experiences necessary to be considered for more senior roles, including CEO.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

As part of Teck’s orientation program, new directors are given copies of all policies, codes and mandates, provided with guidance concerning trading in Teck securities, blackout periods, and Teck disclosure practices. Senior officers from each business division are made available to meet with new members to familiarize them with Teck’s operations, programs and projects. Presentations made at these meetings, together with site visits, are intended to provide insight into Teck’s business and familiarize new directors with the policies and programs they require to perform their duties effectively.

Teck’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to Teck’s projects and operations, sustainability and social matters, competitive factors, mineral and oil reserves and resources, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that Teck may face. Analysts’ reports relating to the industry are distributed to directors regularly, and selected press clippings covering the industry, actions by competitors, and commodity issues are distributed daily. Directors participate at the Board’s annual strategy meeting in assessments of Teck’s possible growth paths and other strategic matters and are encouraged to attend, at Teck’s expense, industry conferences and director education seminars and courses.

Directors’ continuing education during 2022 included the following:

Topic	Presented by	Attendees

Decarbonization Targets and Priorities	Boston Consulting Group	Full Board

Climate Change Disclosure Trends	McKinsey & Co.	Full Board

Adaptation	Willis Towers Watson	Full Board

Global Metals & Mining Conference	BMO	E. Dowling, N. Keevil, J. Price, H. Conger

Global Metals, Mining & Steel Conference	Bank of America	E. Dowling, J. Price, H. Conger

Topic	Presented by	Attendees

EU Climate Risk Conference	World Economic Forum	E. Dowling (Speaker)

Transforming Board ESG Oversight, Executive Compensation, and other topics	NACD	E. Dowling

ESG Designation Program	Competent Boards	S. Murray, T. Snider

Mining Audit Committees	KPMG	T. McVicar

What all Directors Need to Prepare for the Transition to Net Zero	ICD BC Chapter	T. McVicar

Energy	Rystad, S&P Global, Scotiabank	M. Ashar

Various topics	Eurasia Group, ICD	N. Keevil

ESG, Geopolitical Risks, Market Outlook	Various providers	M. Tani

Climate Governance Initiative Advisory Board	World Economic Forum	S. Murray (Board member)

Community of Chairpersons	World Economic Forum	S. Murray (Member)

SHAREHOLDER ENGAGEMENT

The Board believes that constructive engagement with Teck Shareholders can provide valuable insight and assist the Board in maintaining high standards of governance, particularly important in the context of Teck’s dual class share structure. The Board has adopted a Shareholder Engagement Policy to address how Teck Shareholders can engage with the Board, which available on Teck’s website.

The Board Chair and the Chairs of the Compensation and Governance committees are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation. Requests for meetings will be considered on a case-by-case basis. The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy. The Board encourages shareholder participation at the Meeting, and the Chair will be available at the Meeting to answer shareholder questions concerning governance matters.

The Board, CEO and senior management team continue to engage with Teck Shareholders on an ongoing basis, primarily though in a virtual format since the onset of the COVID-19 pandemic. Since our last annual meeting, discussion topics have included executive compensation, Teck’s capital allocation framework, the QB2 project, the Neptune Bulk Terminals upgrade, COVID-19 impacts, climate change risk and strategy, the dual class share structure, portfolio composition, executive talent management and development, board diversity and succession planning, and various environmental, social and governance matters.

Teck strives to keep Teck Shareholders s informed with respect to its business activities and financial results, including holding quarterly earnings conference calls, participating in roadshows and attendance by management members at numerous investor conferences, some of which are webcast. We held a series of Sustainability Roundtables with investors in conjunction with the opening of our UK office in June 2022 and held subsequent events in New York and Toronto. Members of management also engaged with investors and proxy advisory firms with the aim of obtaining insight into their views on our governance practices and developments in best practices.

In 2022, the Board Chair and the Chair of the Compensation Committee undertook an extensive shareholder engagement program to meet with Teck Shareholders to discuss corporate governance and compensation matters, management succession, sustainability and climate change strategy, portfolio composition, and other matters, in accordance with the Shareholder Engagement Policy. Invitations were extended to a large number of investors and the Board Chair and Chair of the Compensation Committee and ultimately met with representatives from 15 of investors holding approximately 20% of the outstanding Teck Class B Subordinate Voting Shares.

The Board intends to continue this shareholder engagement program in 2023.

Shareholder feedback on our governance policies and practices is welcome. Email: Governance@Teck.com

SUSTAINABILITY

Teck is committed to responsible resource development. We are focused on operating sustainably, ensuring the health and safety of our people, and building strong relationships with Indigenous peoples and communities. Teck’s long-term sustainability strategy sets out goals in the areas of health and safety, climate change, responsible production, employees, water, tailings management, communities and Indigenous Peoples, and biodiversity and reclamation. In 2022, we continued working towards achievement of our sustainability goals and announced an expansion to our climate action strategy, including a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025 and an ambition to achieve net-zero Scope 3 emissions by 2050, building on our previous goal to achieve net-zero emissions across our operations by 2050. Teck also set a goal to become a nature positive mining company by 2030 through conserving or rehabilitating at least three hectares for every one hectare affected by our mining activities.

Our sustainability strategy is integrated into decision-making by embedding it into management standards, executive compensation, and corporate, site and employee annual plans and objectives. Teck has adopted and implemented social and environmental policies, including a Code of Sustainable Conduct, which sets out specific requirements related to:

•	legal compliance and ethical business conduct

•	impact risk and opportunity management

•	identification, control and promotion of safety and health performance

•	sound environmental conduct and continuous improvement in performance

•	fostering stakeholder dialogue and respect for the rights, interests and aspirations of Indigenous Peoples

•	support for local communities and promotion of responsible use and supply of our products

•	maintaining a confidential feedback mechanism and conducting regular audits.

Teck has also adopted:

•	a Health and Safety Policy

•	a Water Policy

•	a Human Rights Policy

•	an Indigenous Peoples Policy

•	a Political Donations Policy and

•	a Climate Change Policy

Teck has taken steps to implement the Code of Sustainable Conduct and related policies through adoption of our Health, Safety, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

In 2022, Teck published its 21st annual Sustainability Report. In 2021, Teck published its 3rd report aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”), Climate Change Outlook 2021, which includes analysis of a 1.5°C scenario. An updated TCFD-aligned report is expected to be published later in 2023.

Teck has been recognized as a world leader in sustainability and responsible resource development in several indices and through awards for our sustainability and safety performance. A selection of Teck’s recent achievements is set out below.

•  Ranked 1st in the S&P Global Corporate Sustainability Assessment Metals and Mining sector

•  Ranked “AA” by MSCI since 2021

•  Listed on FTSE4Good Index, in the top percentile in the mining subsector as of December 2022

•  One of Corporate Knights 2022 Global 100 Most Sustainable Corporations, for the 5th straight year, as the top-ranking mining company in 2022

•  Ranked 1st among North American Metals and Mining companies and 3rd of all North American companies by Moody’s ESG

•  Ranked 3rd among 169 diversified metals industry companies by Sustainalytics

•  Forbes Word’s Best Employers and Canada’s Best Employers Lists

•  Named to the Bloomberg Gender-Equality Index for the 6th consecutive Year in 2023

•  ESG Score of “A” by Refinitiv, ranking in the top 10 of our industry

•  Named one of Corporate Knights Best 50 Corporate Citizens in Canada for the 15th consecutive year

•  Named one of Canada’s Top 100 Employers for the 6th consecutive year

Further information about Teck’s Social and Environmental Policies and Commitments can be found in our 2022 Sustainability Report and Teck’s most recent TCFD-aligned report, Climate Change Outlook 2021. These reports are available on our website at www.Teck.com/Reports.

EXECUTIVE COMPENSATION

Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders. Teck is committed to paying for performance and providing strong alignment with the shareholder experience through an emphasis on equity-linked long term incentives. Long term realizable pay outcomes reflect these goals. In addition to achieving record financial performance, 2022 was a transformational year for Teck, as our President and CEO and several other long-serving executive team members began the transition to retirement.

COMPENSATION DISCUSSION AND ANALYSIS

This section outlines Teck’s approach to executive compensation and outlines the Board’s compensation review and decision-making process and the policies, practices, programs and awards for Teck’s NEOs, who are the CEO, CFO and the three other most highly compensated executive officers at Teck. Teck’s 2022 NEOs were:

Jonathan H. Price	Chief Executive Officer (“CEO”)
Donald R. Lindsay	Former President and Chief Executive Officer (“Former CEO”)
Harry M. Conger IV	President and Chief Operating Officer (“COO”)
Crystal J. Prystai	Senior Vice President and Chief Financial Officer (“CFO”)
Peter C. Rozee	Senior Vice President, Commercial and Legal Affairs (“SVP Legal”)
Nicholas P.M. Hooper	Senior Vice President, Corporate Development & Exploration (“SVP Corp. Dev.”)

Performance Highlights for 2022

Teck’s performance in 2022 included several significant milestones, including:

•	we had the safest year in our history, improving on our previous record performance in 2021 and 2020

•	profit from continuing operations attributable to shareholders was a record $3.3 billion or $7.77 per share

•	adjusted EBITDA was a record $9.6 billion for the year; profit before tax was $6.6 billion for the year

•	we generated record cash flows from operations of $8.0 billion, ending the year with $1.9 billion cash

•	we achieved record adjusted profit attributable to shareholders of $4.9 billion or $9.25 per share

•	we distributed $532 million in dividends, including an increase in the annual base dividend to $0.50 per share and a supplemental dividend of $0.50 per share paid in March 2022

•	we completed $1.4 billion in share buybacks under our normal course issuer bid

•	continued to progress QB2, with commissioning of Line 1 at the concentrator underway at March 7

•	we announced an agreement to sell our interest in the Fort Hills mine for cash proceeds of approximately $1 billion, which sale closed in February 2023

•

we announced transactions with Agnico Eagle Mines Limited and Polymet Mining Corp. to form 50/50 joint ventures for our San Nicolas and Mesaba deposits, respectively, to further our Copper Growth strategy, which transactions are expected to close in the first half of 2023

•	we announced an agreement to sell our Quintette mine assets to a subsidiary of Conuma Coal Limited, which sale closed in February 2023

•	we were named to the S&P Dow Jones Sustainability World Index for the 13th consecutive year and recognized as the #1 company in the Metals and Mining sector

•	we were recognized as one of the 2022 Global 100 Most Sustainable Corporations by Corporate Knights as the top-ranked mining company

Summary of 2022 Compensation Outcomes

Teck’s 2022 annual incentive plan payouts reflect our record safety and financial performance during the year as noted above, assessed by management, and approved by the Board.

Due to outperformance of our share price relative to our performance peer group and the ratio of EBITDA growth relative to commodity price changes over the performance period from February 2020 to December 2022, performance share units issued in 2020 that vested in December 2022, were subject to a 157.5% performance factor. The table below summarizes these outcomes.

Further information on the annual incentive plan and long-term incentive plans can be found on page 166.

Compensation Plan	Corporate Rating	Safety Modifier	Company Ratings	Business Unit Ratings	Individual Ratings
Annual Incentive	135%	Functional Groups: 109% Sites: 111%	Functional Groups: 147% Sites: 150%	Base Metal Sites: 114% Coal Sites: 118% All Operations: 115% Functional Groups: 129%	CEO: 140% NEO Average: 148%

Compensation Plan	TSR Ranking	EBIDTA Metric	Performance Factor	Change in Teck Class B Subordinate Voting Share Price

PSU/PDSU	3rd of 13 (175%)	1.281 (140%)	157.5%	+$32.4805

Realizable Pay

The value that our executives realize from our equity programs is a key driver of the pay for performance relationship. Our emphasis on equity compensation and significant shareholdings requirements for executives create a direct link between compensation and share price performance. A significant portion of target direct compensation is comprised of equity based long-term incentive awards. Accordingly, due to Teck’s share price performance in 2022, the realizable value of executives’ equity awards, including in-the-money stock options and mark-to-market value of share units, increased. Stock options issued to executives in 2012 become in-the-money immediately prior to expiration in February 2022, and a number of executives took the opportunity to realize modest gains from exercise of those options in addition to exercising other in-the-money stock options throughout the year. This was following 2020 and 2021 where NEOs did not realize any gains on the exercise of stock options and all stock options issued to senior executives in 2010 and 2011 expired in 2020 and 2021, respectively, unexercised.

The realizable value of long-term incentives can vary dramatically from year to year and actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values. Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over the shorter term due to the cyclical nature of our business. Further details of this analysis can be found on page 174.

How is pay linked to performance?

✓ A high proportion of NEO compensation is at risk

✓ Annual incentive payments are based on Teck’s short term performance

✓ Performance-contingent share units vest based on Teck’s performance over a three-year period.

✓ Stock options only have value to the extent that the share price increases over a 10-year period

The following chart compares the realizable value of $100 of total direct compensation awarded to the Former CEO during each year compared to the realizable value to shareholders of a $100 investment in Class B Subordinate Voting Shares made on the first trading day of each year indicated, demonstrating the strong alignment between total compensation and shareholder outcomes.

•

Realizable values for the Former CEO are calculated based on the in-the-money value of options and the notional value of unvested share unit awards as of December 31, 2022, assuming full vesting, a Teck PSU performance factor of 100%, and based on the closing price for Teck Class B Subordinate Voting Shares on the TSX as at December 30, 2022 of $51.17. The actual payout amount for Teck PSUs and Teck PDSUs cannot be determined until the actual payout dates. See page 169 for details on the payout value of share units. Actual payout values were used for units that have been paid out.

•

Realizable values for shareholders are calculated based on the closing price for Teck Class B Subordinate Voting Shares on the TSX as at December 30, 2022 of $51.17 and do not include the value of dividends paid during these periods.

Changes for 2023

After implementing significant changes to our annual incentive plan and long-term incentive plan in 2022, more modest changes are planned for 2023, primarily related to the transitions that will be required if the Separation proceeds. 2023 is expected to be a transformational year for Teck if the Separation proceeds, and Management will be focused on successfully executing the Separation and moving Teck into a new phase focused on our prudent copper growth strategy. Compensation changes will likely relate to transition matters for individuals and “right-sizing” compensation for Teck’s new organizational structure.

Compensation Philosophy and Approach

Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives

•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation

•	align compensation with performance over both the short- and long-term horizons

•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking

•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship

•	protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on controllable performance. Teck’s Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•  striking an appropriate balance between fixed and variable compensation, with 80% of CEO and an average of 78% of other NEO compensation at risk in 2022

We follow best practices in compensation governance and risk mitigation, benchmarked and reviewed annually by the Compensation Committee.
•

an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent, symmetrical formula basis in order to more closely track management’s actual performance and avoid windfall payments

•	benchmarking against a comparator group with whom we compete for talent, targeting market median

•	emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics

Compensation Governance

The following chart sets out the roles and responsibilities of compensation process participants:

Participant	Role and Responsibilities
Board

•  responsible for oversight of Teck’s business and management

•  reviews and approves executive compensation and any compensation policies, plans, programs, and grants, generally as recommended by the Compensation Committee

•  engages with Teck Shareholders on compensation and governance matters

•  reviews succession plan with CEO on an annual basis

Compensation Committee

•  oversees executive compensation matters and recommends to the Board Teck’s policies, plans, programs, and all forms of executive compensation in consultation with the CEO and CHRO;

•  oversees talent management and executive development programs;

•  reviews performance of CEO and other executives annually

•  monitors risks related to Teck’s compensation programs

•  annually reviews equity, diversity and inclusion initiatives at Teck

•  monitors compensation trends with input from the independent compensation consultant and management

•  reviews Teck’s compensation disclosure prior to publication

Participant	Role and Responsibilities
Management

•  proposes elements of a compensation program that supports Teck’s objectives, including annual compensation amounts, objectives, performance metrics, and equity grant details

•  implements processes required to administer compensation and talent management and development programs and the succession planning process

•  manages the process to establish performance objectives and measure performance against those objectives and reports on the results of those assessments to the Compensation Committee

•  initiates benchmarking processes and monitors market practices and regulatory developments and reports on recommended changes and potential impacts to the Compensation Committee

Compensation Consultant

•  provides independent advice to the Compensation Committee on a range of matters including market and regulatory trends and developments in executive and director compensation, peer group composition, and related governance and regulatory matters

•  reviews and provides feedback on management’s compensation proposals, including proposed CEO and NEO compensation and proposed changes to compensation policies, plans, and programs

•  provides competitive market benchmarking analyses on various compensation matters

•  provides ad hoc assistance as requested by the Compensation Committee from time to time

•  conducts and reports to the Compensation Committee on an annual compensation risk assessment

Compensation Consultant

Since 2012, the Compensation Committee has engaged Meridian to serve as independent advisor to the Compensation Committee, reporting directly to the Compensation Committee. Meridian does not provide any other services to Teck.

The table below shows fees paid to Meridian for the last two financial years:

Year	Advisor	Executive Compensation-Related Fees	All Other Fees
2022	Meridian	$182,854	$0
2021	Meridian	$132,289	$0

Compensation Risk

Our executive compensation is designed to incentivize Management to increase long-term shareholder value within the framework of our risk management tolerance. Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior management meetings. This process supports a strong embedded risk management culture throughout the organization. In the normal course of business, Teck has strong control measures, including authority levels and spending limits.

The Compensation Committee incorporates risk considerations in its ongoing compensation oversight role and periodically receives reports from its independent advisor, Meridian, reviewing compensation-related risks. Based on these reports and its ongoing compensation program review, the Compensation Committee determined in 2022 that it had a reasonable basis to conclude that there are no risks from the compensation programs that are reasonably likely to have a material adverse effect on Teck.

The following are key risk mitigating features of Teck’s executive compensation program:

•	appropriate balance between fixed and variable pay and short and long-term incentives

•	a mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, operational, safety, and environmental performance)

•	annual incentive program payouts are capped at 2x target

•	annual grants of stock options and performance-linked share units with overlapping vesting periods so management is continuously exposed to long-term risks of their decisions through unvested equity

•	stock options vest over three years and have a ten-year term, to support a long-term focus

•	Teck PSUs and Teck PDSUs vest at the end of three years to reward achievement of long-term financial and relative share price performance objectives and enhance retention

•	Teck DSU and Teck PDSU value cannot be accessed until after employment ends, providing long-term alignment with risks inherent in Teck’s business

•	pay-out value of Teck PSUs and Teck PDSUs is partially tied to Teck’s TSR performance relative to the Performance Comparator Group, aligning executive compensation with shareholder returns

•	executives are subject to share ownership guidelines in line with market practice

•	clawback and anti-hedging policies are in place

Compensation “Clawback” Policy

The Board has implemented a formal policy for seeking reimbursement of senior executive compensation from all variable compensation plans where:

•	there is a material restatement of Teck’s financial results;

•	an officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

•	the relevant compensation would have been lower had the financial results been properly reported.

Share Ownership Guidelines

In 2022, the Compensation Committee continued to apply market competitive share ownership guidelines for NEOs, which they have five years to comply with from the date of appointment, as follows:

•	CEO – 5 times base salary

•	NEOs – 2 times base salary

As of December 31, 2022, based on the value of share units using the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022, all of the NEOs who were subject to compliance met the shareholding requirement. NEOs may also meet the mandatory minimum based on the grant date value of share units issued to them.

The following table shows the number of Teck Shares and share units held by each NEO as at December 31, 2022, the value of those holdings using the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022, the value of shares and share units required to meet the shareholding requirement.

Name	Shares (#)(1) (Value ($)(2))		Share Units Held (#) (Value ($)(2)(4))	Total Shares and Share Units Held (#)	Total At Risk Equity Value at December 31, 2022 ($)(3)	Equity Value Required to Meet Mandatory Minimum Shareholding Requirements ($)	Equity Value as a Multiple of Base Salary
	Class A	Class B
J.H. Price	0 (0)	0	78,217	78,217	4,002,364	6,000,000	3
		(0)	(4,002,364)
D.R. Lindsay	0 (0)	403,976	1,248,258	1,652,234	84,544,814	10,500,000	48
		(20,671,452)	(63,873,362)
H.M. Conger	0 (0)	0	117,627	117,627	6,018,974	2,000,000	6
		(0)	(6,018,974)
C.J. Prystai	0 (0)	330	9,530	9,860	504,536	1,300,000	0.8
		(16,889)	(487,650)
P.C. Rozee	0 (0)	31,418	310,500	341,918	17,495,944	1,510,000	23
		(1,607,659)	(15,888,285)
N.P.M. Hooper	0	0	48,166	48,166	2,464,654	1,400,000	3
	(0)	(0)	(2,464,654)
(1)	Includes Teck Class B Subordinate Voting Shares directly or indirectly beneficially owned or over which control is exercised as of December 31, 2022.
(2)

Based on the closing price of the Teck Class B Subordinate Voting Shares on the TSX on December 30, 2022 of $51.17. The value of Teck PSUs and Teck PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for Teck PSUs and Teck PDSUs will not be known until the applicable payout dates. See Appendix “Q” – “Teck Equity Incentive Plans” for details of our share unit plans.

The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives. Many commentators regard such a policy as an important safeguard against short-term risk-taking behaviour by management. The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement. Teck PSUs and Teck PDSUs held by management at their retirement date do not have accelerated vesting and must be held until their original vesting date, up to 3 years after retirement.

Compensation Comparator Group

The Compensation Committee believes that Teck’s long-term success hinges on the quality of the executive team and that Teck must be able to attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based and benchmarked against a Compensation Comparator Group that represents the market for executive talent. A separate Performance Comparator Group consisting of resources companies that Teck competes with for capital is used for judging performance under our Teck PSU and Teck PDSU plan (described in Appendix “Q” – “Teck Equity Incentive Plans”).

In developing the Compensation Comparator Group, the Compensation Committee identifies companies of a similar scope and complexity, taking into account a variety of relevant criteria, including:

•	companies in similar industries or with similar business characteristics (defined as global mining, metal refining, and resource-based companies);

•	similarly-sized companies in terms of annual revenue, enterprise value and market capitalization; and

•	companies that have diverse commodity portfolios or multiple locations similar to Teck, which is focused on copper, coal, zinc, and energy in multiple countries.

The 2022 Compensation Comparator Group consisted of the following:

Name	Asset Values[1] (USD, billions)	Annual Revenue[1] (USD, billions)	Market Capitalization[2] (USD, billions)	Primary Commodities

Agnico Eagle Mines Limited	23.6	5.9	23.7	Gold

Alcoa Corporation	14.8	12.5	8.0	Aluminum

Anglo American plc (3)	66.0	36.4	52.1	Iron ore, copper, coal, platinum, diamonds, palladium, manganese, steel, nickel, rhodium

Barrick Gold Corporation(4)	47.1	11.1	30.2	Gold, copper

Cameco Corporation(4)	5.5	1.4	9.8	Uranium, energy

Canadian Natural Resources Limited(4)	57.2	30.6	64.1	Energy

Cleveland-Cliffs Inc.	19.7	23.1	8.3	Iron ore, coal

First Quantum Minerals Ltd. (4)	25.3	7.6	14.5	Copper, nickel, gold

Freeport-McMoRan Inc.	51.1	22.8	54.3	Copper

Kinross Gold Corporation(4)	10.7	3.5	5.1	Gold

Mosaic Company	23.4	18.9	14.9	Phosphate, potash

Newmont Corporation	39.1	11.8	37.5	Gold, copper

Nutrien Ltd. (4)	54.6	37.8	37.9	Potash, nitrogen, phosphate

Suncor Energy Inc. (4)	62.7	44.4	42.8	Energy

Teck Resources Limited Class B(4)	37.1	14.2	19.4	Copper, steelmaking coal, zinc

Teck Percentile Positioning	50%	50%	43%
(1)	As reported by FactSet as of February 6, 2023.
(2)	As reported by FactSet for the period ended December 31, 2022.
(3)	Figures reported in GB£ have been converted to US$ by FactSet using the December 31, 2022 exchange rate of GB£1.20.
(4)	Figures reported in CAD$ have been converted to US$ by FactSet using the December 31, 2022 exchange rate of CAD$0.74.

In September 2022, the Compensation Comparator Group was reviewed by the Compensation Committee and no changes were made for 2022. In reviewing the composition of the Compensation Comparator Group, the Committee took into consideration input from Meridian, shareholder feedback, and the desire to maintain stability from year to year. If the Separation proceeds, a new Compensation Comparator Group will be used to benchmark Teck’s compensation practices against.

Annual Review and Approval Cycle

The Compensation Committee annually reviews our compensation programs, with reference to Compensation Comparator Group practices and advice and benchmarking data provided by Management and Meridian. Management proposes target compensation for NEOs other than that CEO, including pay mix, “at risk” pay, base salaries, and annual and long-term incentive compensation levels, which is reviewed and approved by the Compensation Committee with input from Meridian. The Compensation Committee considers CEO compensation separately taking into consideration CEO performance and the advice it has received from Meridian.

Following year-end, management assesses performance against objectives and presents proposed performance achievement levels and overall compensation results to the Compensation Committee, which reviews and considers whether outcomes are fair and reasonable in light of corporate, business unit and individual executive performance, applies judgment where appropriate, and recommends the final compensation results to the Board for approval.

We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions, shareholder experience, and alignment with our compensation objectives. This includes competitiveness of the compensation program and our ability to attract, motivate and retain talented employees and executives, based on benchmarking data and actual experience during recruitment. Total direct compensation is targeted within a competitive range of the median of the Compensation Comparator Group. Recognizing that market data is inherently imprecise and may not be reflective of the specific roles, responsibilities and experience of Teck’s NEOs, we use judgment to interpret market data and set target compensation levels. Compensation may also be above or below the assessed market median based on an incumbent’s performance, experience, tenure, and internal pay equity.

Our process for setting performance goals and reviewing performance against those goals is illustrated below.

Setting Performance Objectives

The CEO, in consultation with the Board and senior management, is responsible for developing Teck’s overall strategic plan. The CEO then develops an annual business plan and sets out corporate objectives consistent with that strategy, which are reviewed and approved by the Board. These objectives include corporate, financial and strategic objectives that form the basis for assessing the CEO’s annual performance.

The CEO meets with the NEOs and other senior executives to discuss the annual corporate objectives. The senior executives, in consultation with the CEO, then set individual performance objectives linked to Teck’s strategy, annual business plan and corporate objectives related to their respective areas of responsibility, which are discussed with the Compensation Committee.

Reviewing performance

Our compensation plans are purposefully designed to create a clear connection between NEO compensation and Teck’s financial and operating performance against stretch targets.

Our compensation plans are regularly reviewed and adjusted, when necessary, to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

In reviewing performance and making compensation recommendations to the Board, the Compensation Committee considers the CEO’s performance with respect to the achievement of corporate objectives, strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the NEOs and other senior executives and the CEO makes recommendations to the Compensation Committee regarding executives’ salary increases, annual incentives, long-term incentives, and total compensation. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

COMPENSATION COMPONENTS

Teck incorporates a number of fixed and variable components into its compensation programs, including base salary, annual cash incentives, long-term equity incentives, pension, and health and other benefit plans.

The following table sets out the basic details of our compensation framework in 2022.

		Component	Description	Link to Corporate Objectives

Fixed	Short-term	Base Salary Time Horizon: 1 year Form: Cash

•  fixed amount meant to reflect scope of the role and longer term demonstrated capabilities of the individual

•  determined by:

•  benchmarking against median of peer group

•  assessment of individual performance and experience

•  scope of the role

• appropriate base salaries enable Teck to attract and retain highly skilled and talented executives • reflect skills, expertise and responsibilities of NEOs
Variable		Annual Incentive Plan Time Horizon: 1 year Form: Cash

Three components:

•  corporate performance (40-50%) based on

•  financial performance against target Adjusted EBITDA adjusted by a consistent and symmetrical formula to reflect commodity price and foreign exchange fluctuations

•  performance assessed against key corporate objectives

•  modified by safety performance based on leading and lagging indicators

•  business unit performance (20-30%) based on production, cost, and other qualitative considerations, including sustainability performance measured against objectives set at the beginning of the year for each operating site

•  individual performance (30%) measured against objectives established at the start of the year, which includes equity, diversity and inclusion and climate-change related objectives for executives in key roles

•  results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results the impact of and any extraordinary unforeseen events during the year

•  links compensation to Teck’s financial performance

•  adjustment for changes in commodity prices and foreign exchange rewards management for controlling controllable performance

•  safety as a key modifier reinforces our core values

(7)

•  sustainability is a key business unit performance metric

•  other metrics reward fundamental business drivers within management’s control

(8)

•  recognizes individual contributions reflected by achievement of specific personal annual objectives

	Long-term	Performance Share Units Time Frame: just under 3 years Form: Equity-based, Cash-settled

•  50% long-term incentive target value

•  Equity-based awards, cash settled to avoid dilution

•  vesting is subject to a performance factor multiplier of 0%-200%

•  five performance metrics, including TSR performance relative to the Performance Comparator Group, Return on Capital Employed, Production and Cost Performance, Sustainability Progress Index Performance, and Strategic Execution;

•  PSUs pay out on vesting based on the market value of the underlying Teck Class B Subordinate Voting Shares

•  executives may choose to receive up to 50% PDSUs, which pay out following the end of employment.

•  rewards industry out-performance

•  measures and rewards outperformance of the commodity prices of our major products and the value that management adds to the business through the EBITDA performance metric

		Stock Options Time Frame: 10 years Form: Equity or Cash	• 50% of long-term incentive target value • vest in thirds on each of the first three anniversaries of the grant • expire after 10 years.	• motivate executives to achieve the longer-term goals of Teck • link total compensation to shareholder returns over longer periods

Fixed	Indirect Compensation	Pension

•  defined contribution or defined benefit (for certain long-serving executives) plans as available to other employees on substantially the same terms

•  certain NEOs receive supplemental retirement top-ups

• market competitive package assists with attraction, retention and employee wellness • reviewed annually as against Compensation Comparator Group
Benefits

•  extended health, dental, disability, and life insurance coverage

•  benefit credit for financial and estate planning, income tax preparation, education and personal development, safety initiatives, fitness equipment and services, health products and services, green living, or insurance premiums

•  health spending account for additional medical expenses

		Perquisites	• car allowance or leased vehicle, club memberships, and an annual health assessment

Note:

See below and Appendix “Q” – “Teck Equity Incentive Plans” for full details of the compensation components and incentive plans, including the performance factor metrics for grants before and after 2022.

The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2022, apart from health, disability, and life insurance benefits, pension and retirement programs, and perquisites. As shown in these charts, the total value is heavily weighted to “at risk” variable compensation (i.e. annual and long-term incentives).

Component: Base Salary

Base salary is determined based on the scope of the individual role, responsibilities, skills and performance of the incumbent. The Compensation Committee annually reviews the base salaries of the NEOs as against the similar roles within the Compensation Comparator Group to ensure that they remain competitive, targeting the market median.

Component: Annual Incentive Program

Our annual incentive program is focused on short-term operational performance and risk mitigation, including financial, safety and sustainability metrics. Target annual incentives are a percentage of base salary and annual incentive awards are based on assessment against objectives measuring performance at the corporate, business unit and individual level. We include safety and sustainability as key metrics of our evaluation of corporate and business unit performance in order to embed these core values in Teck’s culture and pay philosophy.

(1)

The corporate performance rating is based on performance against Teck’s annual Adjusted EBITDA target, adjusted to account for changes in commodity prices and foreign exchange rates as described below and an assessment of other performance factors that are designed to be stretch targets but are commercially sensitive so they are not disclosed.

(2)	Safety performance is based on leading and lagging indicators and is applied as a multiplier of the corporate performance ranking, being +/-10% for functional groups and +/-20% for operations.
(3)	Business unit performance is based on performance against production and cost targets and sustainability performance.

Corporate Component

We use adjusted performance relative to our budget as a key measure of financial performance, by measuring Adjusted EBITDA performance relative to target, taking into account changes in commodity prices and foreign exchange rates. EBITDA is a non-GAAP financial measure and refers to the profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of certain types of transactions that reflect measurement changes on Teck’s balance sheet or are not indicative of normal operating activities. Teck believes that using Adjusted EBITDA assists readers to better understand the results of Teck’s normal operating activities and the ongoing cash-generating potential of the business and that as a compensation metric it is a reflection of management’s ability to operate the business and control the controllable.

At the beginning of each year, a preliminary target EBITDA will be determined based on budgeted commodity prices. We do not disclose the production and sales targets that the target EBITDA is based on as they are commercially sensitive, but the target level of performance is calibrated based on the approved budget for the year and incorporates a reasonable level of stretch. At year-end, the final target EBITDA will be established using actual prices for the year and adjusted on a rigorous, symmetrical and consistent basis for the effects of foreign exchange as well. The Adjusted EBITDA used for compensation purposes is not otherwise disclosed and is different from the publicly disclosed Adjusted EBITDA, given the adjustment for commodity price changes and foreign exchange. This approach avoids potential windfall payouts in a rising price environment and reflects management’s contribution to business success. Actual Adjusted EBITDA is compared to the EBITDA target (adjusted for commodity prices and foreign exchange) to assess the company’s financial performance. The purpose of this adjustment is to measure management’s contribution to the performance of the business without the headwinds or tailwinds that are created by commodity price volatility and create long-term shareholder value by:

•	providing a more balanced measurement of operational performance through the commodity cycle

•	incentivizing management to control the controllable

•	ensuring that targets can be set on a challenging basis to drive business performance, rather than with built in commodity price conservatism, and

•	avoiding windfall payments due to changes in market conditions in addition to adjusted financial performance, in measuring Teck’s annual performance, consideration is also given to progress on key milestones within Teck’s development initiatives that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success. Results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results and the impact of any extraordinary unforeseen events during the year.

The health and safety modifier is applied to the overall adjusted corporate rating within a range of 90% to 110% for functional groups and 80% to 120% for operations. Consistent with best practices, we use both leading and lagging indicators to measure our safety performance relative to targets set at the beginning of the year based on key health and safety strategic objectives. Discretion may be used to adjust the overall annual incentive awards downward to reflect safety outcomes. In the event of a fatality, an additional negative adjustment may be recommended based on the outcomes of the relevant investigation.

Business Unit Component

Business unit performance metrics for operations provide line-of-sight for our site employees on production, cost and sustainability, which are key drivers of our business. Functional groups, such as finance, human resources and legal, are evaluated based on performance against objectives related to their support functions. In 2022, each operation’s sustainability performance was assessed based on the following:

•	Sustainability Goal: advancing progress against a key sustainability goal related to rehabilitation

•	Risk Management: enhancing environmental and social risk management through assessments, controls and verifications

•	Incident Management and Compliance: tracking and investigating of environmental incidents

The sustainability performance portion of the business unit component for functional groups, including the CEO, will be based on weighted average sustainability performance of all sites.

Based on performance against those objectives, a sustainability rating is assigned to each operation, which makes up one-third of the operation’s business unit performance component. Overall, Teck’s weighted average sustainability performance counts for 6% of the CEO’s annual incentive calculation and 6% for the other NEOs’ total annual incentives.

Individual Component

At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against their stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including their individual objectives, and provides a recommended individual performance rating for the individual component of the annual incentive plan to the Compensation Committee. The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.

Overall Annual Incentive Rating

The overall annual incentive ratings determined for NEOs reflect an assessment of short-term performance that is within management’s control. Payouts under the annual incentive program can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.

	Target Bonus (% of Salary)	Corporate		Business Unit			Personal

	Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO and former CEO	140%	50%	Adjusted Performance against Budget with Safety modifier	20%	Weighted performance of all sites (8%) and certain key functional area objectives (6%) and sustainability (6%)	30%	Individual performance objectives
COO	100%	40%	Adjusted Performance against Budget with Safety modifier	30%	Weighted performance of all sites (8.5%) and certain key functional area objectives (13.5%) and sustainability (8%)	30%	Individual performance objectives
CFO, SVP Legal and SVP Corp. Dev.	80%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional area objectives (15%) and sustainability (5%)	30%	Individual performance objectives

In addition to the measures described above, the Compensation Committee reviews a broad set of objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results and cost of management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain events outside of the control of management (such as natural disasters or force majeure declarations by third parties). A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration of relative performance between the business units. Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. an operations executive has a higher weighting on business unit performance compared to a corporate executive).

Component: Long-Term Incentive Program

Our long-term incentive program for NEOs is 100% at risk and is comprised of:

•	50% stock options, which only have value to the extent that the price of the Teck Class B Subordinate Voting Shares increases after the date of grant, and

•	50% Teck PSUs and/or Teck PDSUs, which are contingent on the achievement of specific performance measures

Detailed descriptions of our equity incentive plans can be found in Appendix “Q” – “Teck Equity Incentive Plans”. Long-term incentive awards are designed to foster and promote Teck’s long-term financial success by:

•	strengthening Teck’s ability to attract and retain highly competent executives

•	motivating and rewarding performance

•	promoting greater alignment of interests of executives and shareholders, and

•	enabling management to participate in Teck’s long-term growth and financial success

Long-term incentives are targeted to represent a significant portion of their direct compensation, to align with shareholder interests. The CEO provides recommendations to the Compensation Committee regarding long-term incentive grants to the NEOs and executives other than himself, based on the overall objective of targeting total direct compensation within a competitive range of the market median.

Stock Options

Stock options have a ten-year term, vest in three tranches on the first, second and third anniversaries of grant and have an exercise price equal to the closing price of the Teck Class B Subordinate Voting Shares on the TSX on the date prior to the grant. Grant date fair value of stock options is determined using the Black-Scholes method. We base the number of stock options granted on a target dollar value and the share price on the day prior to the grant date.

Performance Share Units and Performance Deferred Share Units

NEOs are eligible to receive only Teck PSUs and Teck PDSUs and do not receive time-vesting only Teck RSUs or Teck DSUs. Both Teck PSUs and Teck PDSUs vest after a performance period of just under three years, with Teck PSUs paying out on the vesting date while Teck PDSUs must be held until the executive retires from Teck. Executives may take up to 50% of their performance unit grant as Teck PDSUs in any given year. We base the number of performance share units granted on a target dollar value and the VWAP of the Teck Class B Subordinate Voting Shares on the TSX for the 20-day period prior to the grant date.

For Teck PSU and Teck PDSU grants issued in 2020 and 2021, the number of Teck PSUs or Teck PDSUs that vest at the end of a three-year performance period ranges from 0% to 200% of the number of units originally granted, depending on Teck’s results relative to two equally weighted performance metrics over the vesting period:

•	relative total shareholder return (“TSR”) compared to the Performance Comparator Group

•	changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business

The weighting of commodities in this synthetic index for units vesting in 2022 was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the payout date. EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Ratings under this second metric range from 0 to 200% as aligned in the table below.

Change in EBITDA / Change in Commodity Price Index	Payout Ratios
<0.75	0%
0.75-1.25	Payouts on a linear basis, with a 100% payout for mid-point performance
1.25 or more	200%

In February 2022, following a comprehensive review of market and leading practices, extensive consultations with shareholders, and receipt of advice from Meridian, the Compensation Committee approved a new balanced scorecard framework for the Teck PSUs and Teck PDSUs. The performance factor for performance share units granted beginning in 2022 measures performance against a balanced scorecard incorporating five different metrics as set out in the table below.

Metric	Performance Basis	Weighting	Purpose

Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital

Return on Capital Employed (“ROCE”)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline.

Production and Cost Performance	Actual production and cost performance vs. targets	20%	To further link executive pay to operational discipline.

Sustainability Progress Index	Performance against certain longer term sustainability goals as set out below	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy.

Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan.

In order to strengthen the link between executive compensation and our sustainability performance, a new sustainability progress index was developed for use in the Teck PSU and Teck PDSU plans. Each of the sustainability objectives aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets.

The sustainability progress index will measure Teck’s progress against specific goals in five key areas: climate change; biodiversity and reclamation; tailings facilities management; equity diversity and inclusion; and performance on ESG ratings and rankings. Two of the metrics are aligned with metrics included in our sustainability-linked loan facility. Details on the sustainability progress index and how we intend to measure each of the elements of the performance metrics are set out in Appendix “Q” – “Teck Equity Incentive Plans”.

ANALYSIS OF 2022 COMPENSATION RESULTS

Results: Base Salary

For 2022, base salary accounted for 21% of the CEO’S and an average of 22% of the other NEO’s total direct compensation. The new CEO’s base salary was set following a comprehensive market-based review and advice from Meridian prior to his appointment and is a decrease overall from our Former CEO, who had been in the role since 2005. Similarly, salary for each of the COO and CFO was benchmarked to set the appropriate base salary for each candidate in those roles. In February 2022, the Board approved average salary increases averaging approximately 4.8% for the other NEOs, effective April 1, 2022 in order to align salaries with the median of compensation comparator group.

Results: Annual Incentive Program

Strong performance rankings in our annual incentive program, particularly in the corporate and business unit components, recognize Teck’s record safety and financial performance and industry-leading sustainability performance in 2022.

Corporate Performance

Consistent with the terms of our annual incentive plan, taking into account performance against Teck’s Adjusted EBITDA target (adjusted for commodity prices and foreign exchange rates on a rigorous formula basis consistent with past practice) and the qualitative assessment of management’s progress against Teck’s corporate objectives, the corporate rating for 2022 was 135%.

Considering only performance against our Adjusted EBITDA target, actual performance was marked down to reflect that realized commodity prices for our commodities, particularly steelmaking coal, were substantially higher than those assumed in our business plan. This aligns with the purpose of these adjustments, which is to eliminate commodity price-based headwinds and tailwinds in assessing performance. Our adjusted financial performance against budget for 2022 was 83% of target.

The qualitative factors related to progress against Teck’s corporate objectives that were considered by the Committee in arriving at the overall corporate rating of 135% included the following, weighted in terms of their relative significance to Teck:

•	record safety performance, including exceptional reduction in vehicle-related high potential incidents

•	successful execution of transactions for Fort Hills, New Range, Quintette, and San Nicolás

•	substantial workstream progress enabling the announcement of the proposed Separation in early 2023

•	significant progress advancing QB2, despite ongoing challenges with COVID and absenteeism, with commissioning of Line 1 underway

•	advancement of several copper growth projects aligned with Teck’s copper growth strategy

•	strong logistics performance to capitalize on the high commodity price environment in 2022

•	continued advancement of RACE initiatives on processing and mining analytics and development and implementation of environmental technology improvements at certain operations

•	continued strong sustainability performance reflected in external rankings and the announcement of our Nature Positive initiative

•	achieved record number of hires and implemented various talent retention programs to retain talent in a tight labour market

In considering these factors, the Committee put particular emphasis on the number of strategic initiatives that were advanced contemporaneously, while maintaining record safety and financial performance.

The safety modifier score for functional groups was 111% and for operations was 109%, based on the lagging indicators reflected in our record safety performance against the goals discussed above and continued performance against leading an lagging indicators. The result was an overall company performance rating of 147% for functional groups and 150% for operations.

The 2022 safety objectives were:

•	reduction in long-term disabling injury frequency (“LTDIF”), high potential injury (“HPI”) frequency, and vehicle HPI incident rate

•	completion of four work team risk assessments and six effectiveness reviews by operations

•	completion of 90% of high-potential risk control and HPI investigations on time

•	completion of critical control verifications on schedule

•	completion of introduction to courageous safety leadership training by 90% of new hires

•	formal invitation of 80% of all identified exposed individuals to participate in a medical assessment

•	achievement of >90% completion of exposure reduction plans by operations

Teck’s record safety performance in 2022 improved on the previous records set in 2020 and 2021, including reduction in the HPI rate by 23%, the vehicle HPI incident rate by 67%, and the LTDIF rate by 18%.

The Safety & Sustainability Committee reviewed and recommended the safety and sustainability related performance ratings to the Compensation Committee. The Compensation Committee endorsed and the Board approved the recommended performance ratings.

Business Unit Performance

The business unit ratings for the NEOs are based on the performance of their operations/functional groups, adjusted to reflect a holistic assessment of each business unit’s performance in the year and the factors that management could be expected to control, and the weighted average sustainability performance of all operations. The NEOs’ 2020 business unit ratings are as follows:

	Business Unit Description	Rating
CEO and Former CEO	Weighted average performance of all operations, based on production, cost, sustainability, and performance of functional groups such as QB2, and Corporate Development	126%
Former CEO	Weighted average performance of all operations, based on production, cost, sustainability, and performance of functional groups such as QB2, Projects, and Technology & Innovation	119%
COO	Weighted average performance of all operations, based on production, cost, sustainability and performance of functional groups such as QB2, Projects, Technology & Innovation, Digital Systems, Copper Growth, Decarbonization, and Energy	122%
CFO	Finance Group	137%
SVP Legal	Legal Group	137%
SVP Corp. Dev.	Weighted average performance of Corporate Development, Copper Growth, and Exploration Groups	134%

For the sustainability metrics, areas of focus for our operations in 2022 included:

•	completing site-specific activities based on 2022 rehabilitation targets and budgets

•	reviewing and updating social and environmental risks, updating risk assessments, and identifying controls, verification actions, and owners

•	tracking, ranking, investigating and developing corrective action plans for all externally reportable environmental incidents and spills

Individual Performance

For 2022, the Compensation Committee determined that the NEOs had met their respective individual objectives. A three-year look back on CEO and average NEO performance ratings is set out below reflecting alignment with Teck’s performance overall in that period.

Year	CEO Rating(1)	Average NEO Rating
2022	140%	148%
2021	135%	129%
2020	130%	119%

(1) 2022 Rating is for our new CEO. 2021 and 2020 are for the Former CEO.

The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

NEO	Individual Performance Achievements in Relation to Objectives
J.H. Price CEO

•  delivered strong operational and record fiscal performance, substantial shareholder returns and deleveraging of the balance sheet

•  led significant progress in key projects including QB2, San Nicolás, New Range, and other projects in the copper growth portfolio

•  led exceptional year in safety, with the best overall results in Teck’s history

•  led strong performance in sustainability as reflected in the external rankings and our continued strong reputation in the investment community, raising the bar through Teck’s commitments to emissions reduction, achieving net zero by 2050, and becoming nature positive by 2030

•  led substantial progress on the initiative to separate Teck’s steel making coal and base metals businesses, positioning Teck for the Separation announcement in early 2023

•  continued advancing of RACE initiatives for processing and mining analytics as well as development and implementation of environmental technology improvements at operations

D.R. Lindsay Former CEO	• delivered strong operational and record fiscal performance and substantial shareholder returns

NEO	Individual Performance Achievements in Relation to Objectives

•  led strong performance in sustainability as reflected in the external rankings and our continued strong reputation in the investment community, including significant achievement in setting Teck’s Nature Positive goal

•  led strong logistics performance, which helped Teck capitalize on high commodity prices

•  led exceptional year in safety, with the best overall results in Teck’s history

•  advanced several copper growth projects aligned with Teck’s copper growth strategy

H.M. Conger COO

•  Achieved the best safety performance in Teck’s history

•  Achieved the best financial performance in Teck’s history

•  Brought QB2 to 92% construction completion in spite of COVID and supply chain challenges

•  Achieved 30% female employment at QB2 operations

•  Implemented a leading-edge gender and diversity resource office at Red Dog

•  Advanced the Quebrada Blanca 50% concentrator expansion to the permitting phase

•  Created the Copper Growth Division of the company, representing Teck’s industry leading copper growth potential

C.J. Prystai CFO

•  maintained strong and constructive relationships with Teck’s investors, lenders, financial advisors, auditor and the credit ratings agencies through frequent and transparent engagement

•  continuously supported all of Teck’s business units and functional groups with accounting, assurance, treasury, tax, and investor relations advice and support as required

•  provided technical expertise across accounting, treasury and tax to the development and execution of strategic initiatives, including the disposition of Teck’s interest in Fort Hills, and the planned Separation of Teck’s business into Teck Metals and EVR

•  consistent with Teck’s Purpose, developed and deployed a capital decision analysis framework to further support our enterprise-wide capital planning and prioritization process and ensure resource allocation for key business priorities, including in relation to investments in sustainability and emissions reduction activities, and to maximize returns

•  led further transformation of the finance team with new system deployments, and continued focus on analytics and business partnering, to better support performance management and decision making

•  enhanced Teck’s control environment, through further optimization of systems, processes, procedures, and accountabilities to safeguard Teck’s assets and comply with regulatory requirements

•  progressed talent management and succession planning within the finance group, with a focus on inclusion and diversity, including a number of new hires, establishing a learning and development program for finance, and implementing a finance graduate rotation program to develop new talent

P.C. Rozee SVP Legal

•  provided effective strategic management of legal and governance issues

•  ensured that the legal department delivered proactive, timely and effective legal advice and services to Teck as a whole, with emphasis on corporate development matters and high risk, high value transactions and issues

•  managed disclosure processes and provided input on key disclosure issues

•  oversaw compliance programs and processes and the resolution of compliance issues

•  advanced key litigation matters

•  provided policy, governance, and risk oversight support to the Board

•  proactively managed legal department succession and staffing issues

N.P.M. Hooper, SVP Corp. Dev.

•  Identified routes to achieve market recognition of the intrinsic value of Teck’s portfolio and optimize Teck’s attraction to investors

•  planned, optimized, and executed initiatives to separate the base metals and steelmaking coal businesses

•  advanced Teck’s copper growth strategy through the creation of 50/50 San Nicolás joint venture with Agnico Eagle Mines Limited and the 50/50 NewRange Copper Nickel LLC joint venture to advance PolyMet Mining Corp.’s NorthMet project and Teck’s Mesaba mineral deposit

•  optimized the composition of the portfolio through the disposal of Teck’s 21.3% interest in Fort Hills oil sand operations and the idled Quintette steelmaking coal mine

•  ensured effective monitoring, early recognition and timely analysis of external growth opportunities in those commodities that could enhance Teck’s portfolio

•  provided strategic oversight of efforts to advanced exploration portfolio towards high-value discovery and extract value from pre-development stage projects and geoscience support functions

Results: CEO Annual Incentive Bonus

Based on the ratings set out above, the annual incentive award made to the CEO for 2022 for the portion of the year that he was CEO was calculated as follows. The same formula is used to calculate the annual incentive bonus for other NEOs and for the CEO for the period during which he was in his prior role.

Weighting x Performance Rating
Salary	X	Target Bonus	X	Company Performance	+	Business Unit Performance	+	Individual Performance	=	Total Bonus (as % of salary)
$300,000		135%		50% X 147% = 73.5%		20% X 126% = 25.2%		30% X 135% = 40.5%		$563,800 (139.2%)

The CEO’s total 2022 annual incentive was higher than the target of 135% of base salary at 188% of base salary and represents strong performance at each of the bonus components. In assessing the CEO’s individual performance rating, the Compensation Committee considered his contributions to Teck’s record financial and safety performance in and transition to his new role as CEO. His performance in his prior role as CFO was assessed separately. For that period, from January 1, 2022 to September 29, 2022, the CEO earned a bonus of $817,700 based on 147% company performance, 136% business unit performance, and 140% individual performance, for a total bonus in 2022 of $1,381,500.

Results: Long-Term Incentive Program

Long-term incentives represented approximately 49% of CEO and an average of 53% of the other NEO’s direct compensation mix in 2022. The values are lower in 2022 as certain incumbents received their 2022 LTI grant based on their previous roles, in some cases prior to becoming an NEO. The total number of stock options and performance share units granted was lower than in 2021 due to the higher underlying share price and the associated increase in fair value of a stock option and performance share unit.

Performance Share Units and Performance Deferred Share Units Results

The performance factor outcomes for the Teck PSUs and Teck PDSUs granted in 2019 were as follows:

•	TSR metric: Teck’s TSR was 3rd highest of the 13 Performance Comparator Peers = 175%

•	EBITDA metric ratio: 1.281 = 140%

•	Overall performance factor: 157.5%

Teck’s relative TSR performance is strongly influenced by changes in commodity prices, and while the prices for our commodities increased this year, those prices had a similar effect in driving the peer company share prices higher. A three-year lookback on the performance factor results is below.

Year	Performance Factor	Realized Value as a % of Grant Date Target Value
2022	157.5	432%
2021	22.5%	25%
2020	10%	6%

SUMMARY OF TOTAL COMPENSATION FOR NEOS

The following table sets out total compensation for three most recently completed financial years for Teck’s NEOs.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3) ($)	Pension Value(4) ($)	All Other Compens ation(5)(6) ($)	Total Compensation ($)
J.H. Price CEO(7)	2022 2021 2020	936,701 746,875 181,250	1,823,600 878,500 915,200	1,812,000 877,400 1,018,100	1,381,500 769,900 191,600	- - -	122,943 89,625 21,750	4,700,444 3,362,300 2,327,900
D.R. Lindsay Former CEO	2022 2021 2020	1,796,500 1,733,850 1,677,150	3,759,400 3,752,500 3,499,000	3,745,800 3,752,300 3,500,000	2,864,400 3,083,100 2,941,200	783,000 892,000 651,000	- - -	11,986,100 13,213,750 12,268,350
H.M. Conger COO(7)	2022 2021 2020	918,972 861,250 247,917	2,008,400 1,744,500 1,612,800	2,000,400 1,748,600 2,230,400	1,293,800 1,072,300 393,900	119,113 111,962 36,833	- - -	6,338,347 5,538,612 4,521,850
C.J. Prystai CFO	2022 2021 2020	467,812 332,500 282,833	249,100 163,200 131,700	249,400 161,800 130,600	380,800 176,400 155,350	60,816 43,255 36,768	- - -	1,407,928 877,125 737,251
P.C. Rozee SVP Legal	2022 2021 2020	750,000 731,000 715,500	800,800 803,200 778,500	795,800 802,700 776,700	867,400 717,500 765,500	229,000 231,000 191,000	- - -	3,443,000 3,285,400 3,227,200
N.P.M. Hooper SVP Corp Dev and Exploration	2022 2021 2020	693,750 618,750 200,000	756,300 753,000 668,700	753,400 752,900 922,700	857,800 588,400 199,100	90,188 80,437 26,000	- - -	3,151,438 2,793,487 2,016,500

(1)

Represents grant-date value of share-based and option-based awards. Actual compensation realized on these awards is variable. Share units in the form of PSUs or PDSUs are granted on an annual basis. See Appendix “Q” – “Teck Equity Incentive Plans” for plan details. The fair value for option-based awards is consistent with the accounting fair value under IFRS, being the closing price of the Teck Class B Subordinate Voting Shares on the day prior to the applicable grant date. The fair values for the 2021 and 2022 grants are $29.01 and $45.64, respectively. For 2020, the fair value for option-based awards granted to Mr. Conger was $17.92, to Mr. Price was $16.36 and to the other NEOs was $14.06. Share-based awards are valued based on the 20-day VWAP of Teck Class B Subordinate Voting Shares as of the grant date. The fair values for 2021 and 2022 were $25.1009 and $44.4937, respectively. Messrs. Price and Conger received an additional grant in 2022 with a fair value of $42.5354. For 2020, the fair value for share-based awards granted to Mr. Conger was $15.7346, to Mr. Price was $17.9443 and to the other NEOs was $17.1116.

(2)

For compensation purposes, the fair value of options on the grant date is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:

	Compensation Fair Value			Accounting Fair Value
	2022	2021	2020	2022	2021	2020
Grant Date Fair Value (% of grant price)	46.5%	42.9%	34.1%	38%	37.3%	33.0%

Share Price Volatility	50.0%	50.0%	38.0%	41%	40.0%	41.0%

Dividend Yield	0.9%	1.20%	1.30%	1.10%	0.69%	2.13%

Expected Life	6.5 yrs.	6.5 yrs.	6.5 yrs.	6.1 yrs.	6.3 yrs.	6.1 yrs.
Risk-Free Rate	1.7%	0.5%	1.30%	1.50%	0.75%	1.19%
Option Value	$21.22	$12.45	$4.79	$17.13	10.83	$4.76
(3)	The annual incentive plan amounts are applicable to the year indicated but are paid in March of the following year.
(4)	See Pensions section on page 178 for details.
(5)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(6)	Mr. Price received this amount in lieu of pension contributions.
(7)	Mr. Conger and Mr. Price commenced employment during the second half of 2020.

Analysis of Realizable Pay

Alignment of Long-term Incentives with Share Performance

Teck bases a significant portion of its compensation on long-term incentives, to align management’s compensation with shareholder experience. The Compensation Committee recognizes the need to regularly assess the actual results of its long-term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.

The summary compensation table above sets out in accordance with relevant regulatory requirements the grant date fair value of long-term incentives in the form of share-based and option-based awards to NEOs, based on the closing price of Teck Class B Subordinate Voting Shares as at the grant date of the relevant awards. The Compensation Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.

The Teck Class B Subordinate Voting Shares underperformed the majority of the peer companies from 2017 to 2021. Part of this underperformance can be attributed to our commodity mix. A number of the peer companies are substantial iron ore producers. Our large steelmaking coal business has weighed on our share price during periods where steelmaking coal prices have been lower and investor sentiment towards coal producers has deteriorated.

The realizable value of the stock option awards issued to NEOs is currently substantial due to the recent increase in the market price of the Teck Class B Subordinate Voting Shares. In 2022, our Teck Class B Subordinate Voting Shares performed well vs. the majority of the peer companies, resulting in opportunities for our NEOs to realize value from their stock options and performance share units that vested in December 2022.

The realizable value of performance share units that paid out from 2019 to 2021 was closer to or substantially below their grant date fair value. In a volatile cyclical industry such as the metals and mining industry, occasional large payouts under long-term incentive plans are both expected and necessary to provide compensation that, over the long term, is aligned with company performance and shareholder experience. The Compensation Committee takes this into account in assessing the reasonableness of its grant process. As illustrated in the chart on page 175, there is strong alignment between the CEO’s realized total direct compensation and TSR over consecutive periods from the grant date to vesting.

The following table provides a look-back at the annual total direct compensation payable to the Former CEO over the previous 5 years and the change in value of such compensation as at December 31, 2022 related to the equity-based portion of the compensation, based on the value of the Teck Class B Subordinate Voting Shares as at the grant date for grants that have not yet vested.

Year	Base Salary and Bonus ($)	Long-Term Incentive Compensation Grant Date Fair Value ($) (Value as of Dec 31, 2022 ($)(1))	Pension and Other Compensation ($)	Total Target Compensation ($)(2)
2018	4,073,800	5,941,000 (3,064,243)	695,000	10,709,800
2019	3,485,600	5,142,600 (4,693,730)	539,000	9,167,200
2020	4,618,350	6,999,000 (43,023,000)	651,000	12,268,350
2021	4,816,950	7,504,800 (14,331,200)	892,000	13,213,750
2022	4,480,900	7,505,200 (5,299,900)	783,000	12,769,100
(1)

Values are calculated as the in-the-money value of options and the notional value of share units, assuming full vesting in each case, based on the closing price for Teck Class B Subordinate Voting Shares on the TSX as at December 30, 2022 of $51.17. For share units that have been paid out, actual payout values have been used. The value of unvested Teck PSUs and Teck PDSUs has been calculated assuming a performance factor of 100%, however the actual payout amount of these awards will not be known until the applicable payout dates. See Appendix “Q” – “Teck Equity Incentive Plans” for details of our share unit plans.

(2)	Includes actual base salary and annual incentive, pension, other compensation, and grant date fair value of long-term incentive compensation.

Performance Graph

The following graph illustrates Teck’s five-year cumulative TSR (to December 31, 2022, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2017 in Teck Class A Shares and Teck Class B Subordinate Voting Shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period. As the S&P TSX Global Mining Index reflects the performance of 75 global mining companies, it serves as a broad sector specific benchmark against which to compare Teck’s share price performance.

As set out above, grant date value of executive compensation decreased from 2018 to 2019, when the Former CEO volunteered to reduce his long-term incentive compensation during a period of corporate cost reduction measures. Compensation increased in 2020 due to a restoration of the Former CEO’s long-term incentive grants to previous levels that was approved in February 2020, prior to the onset of the COVID-19 pandemic, and due to the Compensation Committee’s recognition of the efforts of management to safely and successfully continue to operate Teck’s business in 2020 during unprecedented conditions. Compensation increased again slightly in 2021 due to strong safety, financial, and operational performance, with good alignment to the increase in the value of Teck’s shares during that year, before slightly decreasing in 2022. Compensation decreased slightly in 2022, which While the annual incentive component of the compensation program is intended to drive management behaviour by recognizing performance in relation to financial and operational performance objectives that are within management’s control, which may not always align with share price movement, the realized value from long-term incentive awards is directly affected by Teck’s share price performance over the period.

The aggregate cost of NEO compensation in 2022 was equal to 0.18% of Teck’s 2022 revenue.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2022.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
J.H. Price CEO	121,667 47,000 53,000 34,700	16.36 29.01 45.64 41.96	Oct 29, 2030 Feb 22, 2031 Mar 1, 2032 Sep 30, 2032	4,235,228 1,041,520 293,090 319,587	78,217	4,002,364	-
D.R. Lindsay Former CEO(3)	372,000 703,000 819,000 263,000 189,500 194,500 730,000 301,500 176,500	26.25 19.15 5.34 27.78 37.81 28.60 14.06 29.01 45.64	Feb 18, 2024 Feb 17, 2025 Jan 04, 2026 Feb 17, 2027 Feb 16, 2028 Feb 15, 2029 Feb 25, 2030 Feb 22, 2031 Mar 1, 2032	9,270,240 22,510,060 37,534,770 6,151,570 2,531,720 4,389,865 27,090,300 6,681,240 976,045	239,835	12,272,357	23,781,104
H.M. Conger COO	365,000 140,500 82,500 12,600	17.92 29.01 45.64 41.96	Sep 15, 2030 Feb 22, 2031 Mar 1, 2032 Sep 30, 2032	12,136,250 3,113,480 456,225 116,046	117,627	6,018,974	-
C.J. Prystai CFO	9,085 8,667 11,750	14.06 29.01 45.64	Feb 25, 2030 Feb 22, 2031 Mar 1, 2032	337,144 192,060 64,978	17,283	884,371	-
P.C. Rozee SVP Legal	97,000 184,000 280,000 69,000 49,500 58,500 162,000 64,500 37,500	26.25 19.15 5.34 27.78 37.81 28.60 14.06 29.01 45.64	Feb 18, 2024 Feb 17, 2025 Jan 04, 2026 Feb 17, 2027 Feb 16, 2028 Feb 15, 2029 Feb 25, 2030 Feb 22, 2031 Mar 1, 2032	2,417,240 5,891,680 12,832,400 1,613,910 661,320 1,320,345 6,011,820 1,429,320 207,375	51,241	2,622,002	13,266,283
N.P.M. Hooper SVP Corp. Dev.	141,000 40,334 35,500	17.92 29.01 45.64	Sep 15, 2030 Feb 22, 2031 Mar 1, 2032	4,688,250 893,801 196,315	48,166	2,464,654	-
(1)

Value at December 31, 2022 calculated by determining the difference between the closing price of the Teck Class B Subordinate Voting Shares underlying the options on the TSX at December 30, 2022 ($51.17) and the exercise price of the options. This column includes the value of vested and unvested options.

(2)

Market or Payout Value calculated by multiplying the number of share units held at December 31, 2022 by the closing price of the Teck Class B Subordinate Voting Shares on the TSX at December 30, 2022 ($51.17). Payout Value of Teck PSUs and Teck PDSUs has been calculated assuming a performance factor of 100% except for PDSUs that have already vested. The actual payout amount for Teck PSUs and Teck PDSUs is determined as set out in Appendix “Q” – “Teck Equity Incentive Plans” and will not be known until the applicable payout dates.

(3)

In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive awards, respectively, in the form of Teck DSUs. These Teck DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive awards for 2014 and 2015 on the basis of the then-current market price of the Teck Class B Subordinate Voting Shares rather than being received as part of his long-term equity compensation package.

Incentive Plan Awards – Value Vested, Earned or Realized During the Year

The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO in the fiscal year ending December 31, 2022.

Name	Value Vested During The Year ($)(1)					Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
	DSUs(2)(3)	PSUs(3)	PDSUs(3)	Options(4)	Total
	Total Share-Based Awards
J.H. Price CEO	-	4,091,398	-	1,970,473	6,061,871	1,381,500
D.R. Lindsay Former CEO	1,036,755	16,584,689	-	10,725,492	28,346,937	2,684,400
H.M. Conger COO	-	8,246,670	-	3,798,318	12,044,988	1,293,800
C.J. Prystai CFO		624,067	-	425,625	1,049,692	380,800
P.C. Rozee SVP Legal	243,774	2,951,672	768,318	2,455,055	6,418,819	867,400
N.P.M. Hooper SVP Corp. Dev.	-	3,419,127	-	1,584,316	5,003,443	844,300
(1)	Includes share units credited as dividend equivalents.
(2)	Teck DSUs and Teck RSUs are no longer granted to NEOs. All Teck DSUs previously granted to the NEOs vested prior to 2019. Additional amounts reflect dividend units issued on previously vested awards.
(3)

The amount is calculated by multiplying the number of share units vested in the year by the closing price of the Teck Class B Subordinate Voting Shares on the TSX at December 31, 2022 ($51.17) for Teck DSUs and Teck PDSUs and the actual payout value for Teck PSUs ($49.5921). The actual payout value for Teck DSUs and Teck PDSUs is based on the fair market value of the Teck Class B Subordinate Voting Shares on the redemption date and will not be known until that time.

(4)

The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Teck Class B Subordinate Voting Shares on the TSX and the exercise price on such vesting date.

Stock Option Exercises

The following table sets out the gains realized upon the exercise of stock options by NEOs in 2022, a year in which the Teck Class B Subordinate Voting Shares achieved a 10-year high. Further information on long-term realizable pay can be found beginning on page 159. The aggregate value realized upon exercise is the difference between the fair market value of the Teck Class B Subordinate Voting Shares on the exercise date and the exercise price of the option. There were no options exercised by NEOs in 2020 or 2021.

Name	Grant Date	Exercise Quantity	Exercise Price	Expiry Date	Aggregate Value Realized

J.H. Price	29-Oct-2020	60,833	$16.36	29-Oct-2030	$2,117,740

J.H. Price	22-Feb-2021	23,500	$29.01	22-Feb-2031	$520,753

Lindsay	14-Feb-2012	187,500	$39.30	14-Feb-2022	$1,968,103

Lindsay	12-Feb-2013	247,000	$33.29	12-Feb-2023	$4,395,137

Lindsay	04-Jan-2016	250,000	$5.34	04-Jan-2026	$11,587,500

C.J. Prystai	14-Feb-2012	1,124	$39.30	14-Feb-2022	$6,316

C.J. Prystai	17-Feb-2017	2,025	$27.78	17-Feb-2027	$34,711

C.J. Prystai	16-Feb-2018	3,025	$37.81	16-Feb-2028	$21,508

C.J. Prystai	15-Feb-2019	10,000	$28.60	15-Feb-2029	$162,791

Name	Grant Date	Exercise Quantity	Exercise Price	Expiry Date	Aggregate Value Realized

C.J. Prystai	25-Feb-2020	9,085	$14.06	25-Feb-2030	$279,933

C.J. Prystai	22-Feb-2021	4,333	$29.01	22-Feb-2031	$68,747

P.C. Rozee	14-Feb-2012	45,000	$39.30	14-Feb-2022	$343,202

P.C. Rozee	12-Feb-2013	64,000	$33.29	12-Feb-2023	$930,644

N.P.M. Hooper	15-Sep-2020	10,000	$17.92	15-Sep-2030	$310,153

N.P.M. Hooper	22-Feb-2021	20,166	$29.01	22-Feb-2031	$401,114

PENSIONS

Defined Benefit Plans

Mr. Lindsay is accruing benefits under Teck’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “DB Plan”), a registered pension plan under the Tax Act and under an Executive Retirement Agreement. His total annual retirement benefit is equal to 2.5% of his highest average annual earnings in a 36-consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Mr. Lindsay will formally retire in May 2023. The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee is accruing benefits under the DB Plan and under a supplemental pension arrangement. His total annual retirement benefit is equal to 2.0% of his highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Mr. Rozee will retire in April 2023. The pension is payable in the form of a joint and 60% survivor pension with a five-year guarantee. Teck will provide Mr. Rozee with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, and medical, extended health and dental coverage.

The following table provides relevant information with respect to the pension entitlements of Messrs. Lindsay and Rozee as of December 31, 2022.

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- Compensatory Change	Closing Present Value of Defined Benefit Obligation
		Accrued At End of Year	At Age 65
D.R. Lindsay	18	781,100	817,300	13,575,000	783,000	(3,001,000)	11,357,000
P.C. Rozee	21.75	318,500	353,900	5,517,000	229,000	(1,322,000)	4,424,000

The annual benefits payable are based on highest annual average earnings at December 31, 2022. The actuarial valuation method and the significant assumptions that Teck applied in quantifying the accrued obligation at the end of the year are described in the footnotes to Teck’s audited consolidated annual financial statements for the year ended December 31, 2022. The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Plans

Messrs. Conger and Hooper and Ms. Prystai are participants in the defined contribution plan of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Plan”), which is a registered pension plan under the Tax Act. They also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). Entitlements under the DC Plan vest on the date the NEO joins the DC Plan, while entitlements under the DC Supplementary Plan only vest 100% upon completion of five years as a member of the DC Supplementary Plan member.

In 2022, Teck contributed $29,210 for each NEO to the DC Plan, which is the maximum allowable under the Tax Act. The DC Supplementary Plan provides for notional contributions of 13% of base salary minus contributions remitted to the registered pension plans. Contributions to the DC Plan are invested in accordance with the individual participant’s election from the investment options offered to all plan members.

On retirement, the NEO is entitled to the distribution of the accumulated value of contributions under the DC Plan, as a lump sum, and the accumulated value of notional contributions under the DC Supplementary Plan, as a series of 120 equal monthly payments.

The amounts reported in the table below show the aggregate account balances for the two DC plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End(1)
H.M. Conger	156,645	119,113	259,256
C.J. Prystai	563,849	60,816	560,393
N.P.M. Hooper	112,174	90,188	190,486
(1)	Includes non-compensatory changes including interest.

The amounts in the “Compensatory” column include the employer contributions to the DC Plan and notional contributions to the participant’s DC Supplementary Plan accounts. None of these NEOs participate in defined benefit pension plan arrangements.

Mr. Price is not currently a member of either any pension plan. Instead, he receives a cash amount in lieu of pension plan contributions. In 2022, that amount was $122,943.

Teck will provide each of Messrs. Price, Conger, and Hooper and Ms. Prystai with a post-retirement spending account if they meet certain service and retirement thresholds.

TERMINATION AND CHANGE IN CONTROL BENEFITS

The NEOs each have employment agreements that detail their position, duties, and compensation and benefits (including base salary, annual incentive, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control (as defined below).

No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than fifty kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.

A Change in Control is defined for these purposes as:

•

the acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holdco and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of Teck; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Board;

•	an amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;

•	any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;

•	the sale of all or substantially all of Teck’s assets; or

•	a determination by the Board that a Change in Control has occurred for purposes of the relevant agreement.

The Separation, if approved, will not constitute a Change in Control.

The following table summarizes material terms and conditions that apply in the event of a separation event:

Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause(1)
Salary	Payments cease	Payments cease	Payments cease	2x current salary (1x for NEOs with less than 2 years of service)	2x current salary (1x for NEOs with less than 2 years of service)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	2x preceding year’s annual incentive award (No payout for NEO with less than 2 years of service)	2x preceding year’s annual incentive award (No payout for NEO with less than 2 years of service)

Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause(1)
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(2) Vested options have a maximum remaining term of 3 years for early retirement and 5 years for normal retirement(3)	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term
Share Units	Teck PSUs and unvested Teck DSUs/Teck PDSUs are forfeited Vested Teck DSUs/Teck PDSUs are redeemed by December 15 of the following year	All share units are forfeited

Unvested share units are

pro-rated to reflect the

portion of the vesting period

worked and continue to vest and pay out on schedule.(4) Vested Teck DSUs/Teck PDSUs are redeemed by December 15 of the following year

Unvested Teck PSUs and

Teck PDSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule Vested Teck PDSUs/Teck DSUs are redeemed by December 15 of the following year

All share units immediately vest and are payable, with vesting of performance units determined by the Compensation Committee based on performance metrics during abridged performance period
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(5)	Coverage Ceases(5)
(1)	Includes treatment in the event of resignation for good reason, as defined above.
(2)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(3)	See “Stock Option Plans” in Appendix “Q” – “Teck Equity Incentive Plans” for description of “early retirement” and “normal retirement”.
(4)	The Committee has discretion to allow continued vesting of previously granted share units upon retirement, in accordance with the terms of the Teck PSU Plan, the Teck PDSU Plan and the Teck RSU Plan.
(5)

The Executive Retirement Agreement with the CEO described on page 179 specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

For an executive to receive payments following a termination without cause, the executive must:

•	not use knowledge or experience gained as a Teck employee in any manner that would be detrimental to business interests of Teck or its affiliates;
•	not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;
•	keep non-public information concerning the business of Teck and its affiliates, including information related to business opportunities, in strictest confidence;
•	comply with Teck’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
•	upon termination, return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.

These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.

The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2022, in connection with the applicable separation event.

NEO	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control (1)(2)
J.H. Price	$0	$0	$0	$5,163,000	$12,937,193
D.R. Lindsay	$0	$0	$0	$8,992,800	$35,725,487
H.M. Conger	$0	$0	$0	$4,587,600	$17,299,933
C.J. Prystai	$0	$0	$0	$2,061,600	$3,540,116
P.C. Rozee	$0	$0	$0	$3,244,800	$9,030,997
N.P.M. Hooper	$0	$0	$0	$3,115,600	$8,343,976
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change in Control.

(2)

Includes the value of: (a) early vesting of options calculated based on the closing price of the Teck Class B Subordinate Voting Shares on the TSX at December 30, 2022 ($51.17) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2022 by the closing price of the Teck Class B Subordinate Voting Shares on the TSX at December 30, 2022 ($51.17). For the purposes of this table, the value of Teck PSUs and Teck PDSUs has been calculated assuming a performance factor of 100%.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under Teck’s equity compensation plans as at December 31, 2022.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	15,097,016	$22.43	10,693,150

The following summarizes the number of stock options granted in the prior three years and summarizes the resulting dilution and burn rate:

	2022		2021		2020
	# of options	% of shares(1)	# of options	% of shares(1)	# of options	% of shares(1)
Annual Grant(2)	1,729,260	0.34%	2,519,455	0.48%	6,313,710	1.21%
Options Outstanding(3)	15,097,016	2.98%	23,811,606	4.52%	25,259,331	4.83%
Options Available for Grant(4)	10,693,150	2.11%	12,187,148	2.31%	13,806,488	2.64%
Overhang(5)	25,790,166	5.10%	35,867,236	6.81%	39,065,819	7.46%
Annual Burn Rate(6)	-	0.33%	-	0.48%	-	1.18%
(1)	Percentage of Teck Class B Subordinate Voting Shares as at December 31 of the applicable year.
(2)	Number of options granted under the Teck Option Plan in the applicable year.
(3)	Number of options outstanding as at December 31 of the applicable year.
(4)	Number of options approved by shareholders and available for grant as at December 31 of the applicable year.
(5)	Number of options outstanding plus options available for grant as at December 31 of the applicable year.
(6)

Calculated in accordance with s. 613(d) of the TSX Company Manual by dividing the number of options granted each fiscal   year by the weighted average number of Teck Class B Subordinate Voting Shares outstanding for the same fiscal year.

LEGAL MATTERS

Certain legal matters relating to the Separation and the Dual Class Amendment are to be passed upon by Stikeman Elliott LLP (regarding Canadian corporate and securities law matters), Felesky Flynn LLP (regarding Canadian federal tax law matters) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (regarding U.S. federal securities law matters and U.S. tax law matters). As at March 7, 2023, the partners and associates (as a group) of each of Stikeman Elliott LLP and Felesky Flynn LLP owned, directly or indirectly, less than 1% of the outstanding securities of Teck.

ADDITIONAL INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2023, except as described in this Information Circular, no informed person or proposed director of Teck, or any associate or affiliate of any informed person or proposed director, had a material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect Teck or any of its subsidiaries.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

To the knowledge of Teck, other than as disclosed elsewhere in this Information Circular and other than as a result of any direct or indirect ownership of Teck Shares, as at March 7, 2023, no person who has been a director or officer of Teck at any time since the commencement of Teck’s last financial year, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. In connection with the Separation, certain of the executive officers of Teck are expected to become employees or directors of EVR and the long term incentive plan awards held by Teck’s officers and directors are expected to be adjusted. See “The Separation – Treatment of Teck Employees and Benefit Plans” and “The Dual Class Amendment”.

EXPENSES

The estimated fees, costs and expenses of the Separation and the Dual Class Amendment are expected to aggregate approximately $135 million on a before-tax basis. The estimate includes, without limitation, financial advisors’ fees, financing fees in respect of EVR, legal and accounting fees, tax advisor fees, printing and mailing costs, proxy solicitation fees, stock exchange and regulatory filing fees.

AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is Teck’s auditor.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the Canadian securities commissions under Canadian securities legislation and available on SEDAR at www.sedar.com, are specifically incorporated by reference and form an integral part of this Information Circular:

•	annual information form of Teck for the year ended December 31, 2022 dated February 21, 2023;

•	audited consolidated annual financial statements of Teck for the years ended December 31, 2022 and 2021;

•	management’s discussion and analysis of Teck for the year ended December 31, 2022; and

•	material change report of Teck dated February 28, 2023 in respect of the announcement by Teck of the Separation and the Dual Class Amendment.

Any document described in Section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions that is filed by Teck with a securities commission or any similar authority in Canada after the date of this Information Circular and prior to the Meeting will be deemed to be incorporated by reference in this Information Circular.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

AVAILABILITY OF DOCUMENTS

To request a copy of our core disclosure documents free of charge, including the Annual Report and Information Circular, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3. These documents can be viewed on our website at www.teck.com/reports. Additional information about Teck is available on SEDAR at www.sedar.com. Financial information is provided in Teck’s annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2022. We also file our Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov/edgar.

INSURANCE

Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the CBCA. Teck has purchased insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers. In 2022, Teck paid premiums of approximately US$3.3 million for US$200 million coverage for directors and officers and US$175 million for Teck, with no deductible for directors’ and officers’ coverage and a US$2.5 million deductible for Teck’s coverage. No claims have been made to date.

BOARD OF DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of Teck Resources Limited.

“Amanda Robinson”
Amanda Robinson Corporate Secretary and Legal Counsel Vancouver, British Columbia March 23, 2023

GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this Information Circular. Certain of the terms are subject to change at any time prior to the Separation Effective Date or the Dual Class Amendment Effective Date, as applicable, in accordance with the terms of the Separation Plan or Arrangement, Dual Class Amendment Plan of Arrangement or other document or agreement described in this Information Circular, as the case may be.

“6069789 Canada Shares” means all of the shares in the capital of 6069789 owned (beneficially and/or of record) by TCP immediately prior to the Initial TCP Share Transfer;

“Abandonment” means any of the EVR Entities ceasing all or substantially all production activities of any of its mining operations (other than to the extent such cessation is caused by certain events specified under the EVR Royalty Agreement) and such cessation continues without interruption for one hundred and eighty (180) days or EVR expressly declares its intention that such activities are not to be resumed, whichever is earlier;

“Aggregate Cash Distribution” means $200,000,000;

“Aggregate Share Distribution” means all of the EVR Common Shares received by Teck pursuant to the Separation Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement between Teck and EVR dated February 21, 2023, as it may be modified, supplemented or amended from time to time in accordance with its terms;

“Assumed Liabilities” means all of the liabilities attributed to the Steelmaking Coal Assets designated in the Separation Agreement as “Assumed Liabilities”;

“Available Cash” means in respect of a fiscal quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such fiscal quarter, 90% of Free Cash Flow (EVR Preferred Share) for such fiscal quarter, or (II) if a Change of Control has occurred during or prior to such fiscal quarter, an amount equal to 92.5% of Free Cash Flow (EVR Preferred Share) for such fiscal quarter; less (B) the amount of any EVR Royalty paid or payable in respect of such fiscal quarter;

“Benchmark Price” means, at any time, the Argus Premium HCC FOB Australia price published by Argus Ferrous Markets; provided that if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts Premium Low Vol HCC FOB Australia (PLVHA00) price published by S&P Global Platts, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts TSI Premium Hard Coking Coal FOB Australia price published by S&P Global Platts will be used for such fiscal quarter, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then such other index or reference price as agreed to by the Majority EVR Royalty Holders and EVR in good faith or, if the Majority EVR Royalty Holders and EVR fail to agree to an index or reference price within ten (10) business days from the last business day of the applicable fiscal quarter during which such reference price has been discontinued or has otherwise become unavailable, such index or reference price as determined by the Independent Accountants upon the request of the Majority EVR Royalty Holders to be made promptly following the expiry of such ten (10) business day period;

“Cardinal River Nominee” means Cardinal River Coals Ltd., a corporation governed by the laws of the Province of Alberta;

“Cardinal River Property” means the Mining Rights comprising the Cardinal River Coal Project located in Alberta, Canada;

“Cash Shortfall” means EVR having, in respect of any fiscal quarter, immediately after paying the aggregate Redemption Price to the holders of EVR Preferred Shares who have exercised a Periodic Retraction Right in respect of a fiscal quarter; provided that if the number of EVR Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a fiscal quarter exceeds the Maximum Number of Shares for such fiscal quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions, according to the number of EVR Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such fiscal quarter, Unrestricted Cash in excess of the Minimum Cash Amount on a pro forma basis;

“Change of Control” means the occurrence of any of the following:

(i)

any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of EVR which, together with all other voting securities of EVR held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of EVR, and following such event Continuing Directors cease to constitute at least a majority of the EVR Board;

(ii)

an amalgamation, arrangement or other form of business combination of EVR with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;

(iii)

any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of EVR which, together with all other voting securities of EVR held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of EVR; or

(iv)	EVR sells or otherwise disposes of all or substantially all of its assets in one or more transactions;

“Coal Sales” means all actual sales of coal produced, extracted by processing or otherwise recovered or produced or excavated from the EVR Royalty Properties (including any such coal derived from any processing or reprocessing of any tailings, and including any other coal resulting from the further processing of such coal), by any of the EVR Entities to any person other than another EVR Entity, expressed in metric kilotons (kt);

“Consolidated Taxes” means, for any fiscal quarter, all taxes, levies, duties, royalties, charges, fees and assessments whatsoever, of any federal, provincial, municipal or local government, domestic and foreign, or any subdivision thereof paid by any of EVR, 6069789 and Teck Coal Limited and each of their respective direct and indirect subsidiaries from time to time and any successor of them, including without limitation, all federal and provincial income tax, value added taxes, any payroll taxes, severance taxes, sales and use taxes, customs duties, import fees, government royalties and net proceeds of mines taxes (including mineral taxes); and excluding only any value added taxes and sales and use taxes recoverable by any of EVR, 6069789 and Teck Coal Limited and each of their respective direct and indirect subsidiaries from time to time and any successor of them from a governmental authority through any refund, rebate, credit or similar means;

“Consolidated Taxes Reserve” means, for any fiscal quarter, an amount equal to a reasonable reserve on account of EVR and its subsidiaries’ liabilities for Consolidated Taxes that have accrued in such fiscal quarter or were accrued in a previous fiscal quarter, but that in either case have not been paid by or on behalf of EVR or any of its subsidiaries in such fiscal quarter or a prior fiscal quarter but that must be paid by or on behalf of EVR or any of its subsidiaries in the current fiscal year or the immediately following fiscal year;

“Continuing Director” means, as of any date of determination, any member of the EVR Board (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (i) was a member of the EVR Board on the Separation Effective Date; or (ii) was nominated for election, elected or appointed to the EVR Board (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (i) or (ii) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;

“Contribution Notes” means, collectively, the EVR-TCP Convertible Note (Common Shares) and the EVR-TCP Convertible Note (Preferred Shares);

“Court” means the Supreme Court of British Columbia;

“Cumulative Royalty Target” means $7.005 billion;

“Default Cash Distribution” means a cash amount per Teck Share that is equal to the quotient of the Aggregate Cash Distribution divided by the number of Teck Shares that are issued and outstanding at the Separation Effective Time;

“Discretionary Cash” means, in respect of a fiscal quarter, (A) if a Change of Control has not occurred during or prior to such fiscal quarter, 10% of Free Cash Flow (EVR Preferred Share) for such fiscal quarter or (B) if a Change of Control has occurred during or prior to such fiscal quarter, an amount equal to 7.5% of Free Cash Flow (EVR Preferred Share) for such fiscal quarter;

“Distribution” means the distribution of the Distribution Consideration;

“Distribution Consideration” means (i) the Aggregate Share Distribution and (ii) the Aggregate Cash Distribution, subject to the aggregate effects of rounding and fractional adjustments as set forth in the Separation Plan of Arrangement;

“Distribution Record Time” means 10:00 p.m. (Pacific Time) on the Separation Effective Date, or such other time as Teck and EVR agree to in writing before the Separation Effective Date;

“DSU EVR Participant” mean a holder of Teck DSUs or Teck PDSUs, as applicable, who will be a director, officer or employee of EVR, or any of its subsidiaries, immediately following completion of the distribution by Teck of the Distribution Consideration pursuant to the Separation Plan of Arrangement;

“Dual Class Amendment Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Dual Class Amendment Articles of Arrangement;

“Dual Class Amendment Effective Date” means the date shown on the Dual Class Amendment Certificate of Arrangement giving effect to the Dual Class Amendment Plan of Arrangement;

“Dual Class Amendment Fairness Opinions” mean, together, the BMO Dual Class Amendment Fairness Opinion and the Origin Dual Class Amendment Fairness Opinion;

“Elkview Property” means EMLP’s interest in (i) the Mining Rights comprising the Elkview Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Elkview Coal Project;

“EMLP EVR Common Shares” means that number of EVR Common Shares as specified in the Separation Agreement, to be issued to EMLP as at the time specified in the Separation Plan of Arrangement;

“EMLP EVR First Preferred Shares” means that number of EVR First Preferred Shares as specified in the Separation Agreement, to be issued at the time specified in the Separation Plan of Arrangement;

“EMLP EVR Royalty Interest” means the interest in the EVR Royalty to be granted by EVR, TCL and 6069789 to EMLP at the effective time specified in the Separation Plan of Arrangement as partial consideration for the EMLP Steelmaking Coal Rollover Property Exchange;

“EMLP EVR Second Preferred Shares” means that number of EVR Second Preferred Shares as specified in the Separation Agreement, to be issued as at the time specified in the Separation Plan of Arrangement;

“EMLP Greenhills Property” means EMLP’s interest in (i) the Mining Rights comprising the Greenhills Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Greenhills Coal Project;

“EMLP Nominee Agreements” means, collectively, the Nominee and Agency Agreement effective as of July 7, 2017 between EMLP and TCL and the Bare Trust and Nominee Agreement effective as of July 7, 2017 between EMLP and 6069789;

“EMLP Other Steelmaking Coal Property” means, collectively, (i) the EMLP Working Capital Assets and (ii) EMLP’s beneficial interest in all property and assets of every kind and description and wheresoever situate held by EMLP or held for EMLP’s benefit by TCL and/or 6069789 immediately before the EMLP Other Steelmaking Coal Property Exchange that cannot be transferred by EMLP to EVR under subsection 85(2) of the Tax Act, in each case other than the Excluded Assets;

“EMLP Pro Rata Interests” means the pro rata interest of each of TCP, NSC and POSCAN in EMLP determined as if they were the only partners of EMLP and based on their respective EMLP partnership interests in EMLP at the time specified in the Separation Plan of Arrangement Section 1.1(1)(r);

“EMLP Steelmaking Coal Rollover Property” means, collectively, (i) EMLP’s rights, title and interest in and to the EMLP Nominee Agreements, (ii) the Elkview Property, (iii) the EMLP Greenhills Property, and (iv) depreciable property, other capital property and all other property owned by EMLP immediately before the EMLP Steelmaking Coal Rollover Property Exchange, in each case other than the EMLP Other Steelmaking Coal Property and the Excluded Assets;

“EMLP WC Note” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of EVR Common Shares specified in the Separation Agreement, to be issued by EVR to EMLP at the time specified in the Separation Plan of Arrangement, if applicable, as partial consideration for the EMLP Other Steelmaking Coal Property, in a form acceptable to Teck and EVR, each acting reasonably;

“EMLP Working Capital Assets” means the working capital assets of EMLP, other than inventory, immediately before the EMLP Other Steelmaking Coal Property Exchange;

“Enforcement Action” means: (i) the exercise, by the EVR Royalty Holders or any agent, trustee, receiver or other Person acting on behalf of the EVR Royalty Holders, of any rights or remedies (whether contractual, statutory or otherwise) in respect of the security, including any exercise of the right to take possession or control of any assets of the EVR Entities that are subject to the security, any right of set off or recoupment and any enforcement, collection, execution, levy, power of sale or foreclosure action or proceeding taken against all or any portion of assets of EVR Entities that are subject to the security and the commencement of an involuntary insolvency proceeding or any other legal proceedings or other actions with respect to all or any portion of the assets of the EVR Entities that are subject to the security to facilitate the foregoing actions; and (ii) the bringing of an action for damages or specific performance;

“Environmental Stewardship Program” means the Environmental Stewardship Program adopted by EVR to the Environmental Stewardship Program Agreement, and shall be deemed to include the settlement of the EST and all funding and reclamation obligations of EVR pursuant to thereto;

“Environmental Stewardship Program Agreement” means the Environmental Stewardship Program Agreement entered into on or about the Separation Effective Date between the EST, EVR and Teck;

“EST Reserve” means, for any fiscal quarter in a fiscal year, an amount equal to: (i) in the case of the first fiscal quarter in such fiscal year, one-quarter of the projected annual contribution (as determined pursuant to the Environmental Stewardship Program

Agreement) (assuming that EVR’s free cash flow for such fiscal year is sufficient to make such annual contribution in full) for such fiscal year; (ii) in the case of the second fiscal quarter in such fiscal year, one-half of the projected annual contribution (assuming that EVR’s free cash flow for such fiscal year is sufficient to make such annual contribution in full) for such fiscal year; (iii) in the case of the third fiscal quarter in such fiscal year, three-quarters of the projected annual contribution (assuming that EVR”s free cash flow for such fiscal year is sufficient to make such annual contribution in full) for such fiscal year; and (iv) in the case of the fourth fiscal quarter in such fiscal year, the full amount of the projected annual contribution (assuming that EVR’s free cash flow for such fiscal year is sufficient to make such annual contribution in full) for such fiscal year;

“EVR Entities” means EVR, Teck Coal Limited and 6069789 and each of their respective direct and indirect subsidiaries and any successor to and permitted assign of any of them, and “EVR Entity” means any one of them;

“EVR Notes” means, collectively, (i) the Contribution Notes, (ii) the TCP WC Notes, and (iii) if the EMLP WC Note was issued pursuant to the Separation Plan of Arrangement, TCP’s EMLP WC Note Interest;

“EVR-TCP Convertible Note (Common Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of EVR Common Shares specified in the Separation Agreement, to be issued by EVR to Teck Coal Partnership at the time specified in the Separation Plan of Arrangement as partial consideration for the TCP Steelmaking Coal Rollover Property, in a form acceptable to Teck and EVR, each acting reasonably;

“EVR-TCP Convertible Note (Preferred Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of EVR First Preferred Shares specified in the Separation Agreement, to be issued by EVR to Teck Coal Partnership at the time specified in the Separation Plan of Arrangement as partial consideration for the TCP Steelmaking Coal Rollover Property, in a form acceptable to Teck and EVR, each acting reasonably;

“Excluded Assets” means all property and assets of Teck and its subsidiaries designated in the Separation Agreement as “Excluded Assets”;

“Excluded Liabilities” means all liabilities of TCP, EMLP, TCL and 6069789 designated in the Separation Agreement as “Excluded Liabilities”;

“Fording River Property” means TCP’s beneficial interest in (i) the Mining Rights comprising the Fording River Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Fording River Coal Project;

“Free Cash Flow” means (i) in respect of the EVR Royalty (referred to herein as Free Cash Flow (EVR Royalty)), EVR’s free cash flow from a fiscal quarter generated from the operation of the coal mining business on the EVR Royalty Properties, calculated in accordance with the methodology set forth in the EVR Royalty Agreement (and reproduced in Appendix “E” – “Free Cash Flow (EVR Royalty)”); and (ii) in respect of the EVR Preferred Shares (referred to herein as Free Cash Flow (EVR Preferred Share)), EVR’s free cash flow from a fiscal quarter generated from the operation of the coal mining business on the EVR Royalty Properties, calculated in accordance with the methodology set forth in the terms of the EVR Preferred Shares (and reproduced in Exhibit “A” to Schedule “A” to the Separation Plan of Arrangement, a copy of which is attached as Appendix “C” – “Separation Plan of Arrangement” to this Information Circular). The only material difference between the calculation of Free Cash Flow (EVR Royalty) and Free Cash Flow (EVR Preferred Shares) is that Free Cash Flow (EVR Preferred Shares) is calculated in respect of a fiscal quarter after giving effect to the EVR Royalty payment made during such fiscal quarter;

“Gross Revenue” means, for a fiscal quarter, the sum of (i) the gross proceeds actually received by the EVR Entities during such fiscal quarter on account of Coal Sales, plus (ii) in respect of any In-Kind Payments actually made by the EVR Entities during such fiscal quarter, (A) the amount of coal delivered on account of such In-Kind Payment(s) multiplied by (B) the Benchmark Price(s) on the business day immediately preceding the date of delivery of such In-Kind Payment(s), the product of which will be converted to Canadian dollars in accordance with Section 2(a) of Appendix “E” – “Free Cash Flow (EVR Royalty)”. For the avoidance of doubt, the product of (A) and (B) will be converted into Canadian dollars on the basis of the daily average foreign exchange rate published by the Bank of Canada for the exchange of the applicable currency of the Benchmark Price(s) for U.S. dollars on the date of the applicable In-Kind Payment, or the most recently published rate prior to the applicable In-Kind Payment if there is no rate published on the date of the applicable In-Kind Payment;

“In-Kind Payment” means the right of each EVR Royalty Holder pat, in its sole and absolute discretion, to elect to receive the EVR Royalty payments to which it is entitled as an in-kind payment by way of physical allocation of coal produced from the EVR Royalty Properties to the electing EVR Royalty Holder, in accordance with the terms of the EVR Royalty Agreement, free and clear of liens;

“Indebtedness” of any Person means: (i) all obligations of such Person for borrowed money, including borrowings of commodities, prepaid forward sales of commodities, obligations under derivatives intended to provide financing to such Person, obligations reflected as deferred or unearned revenue and bankers’ acceptances; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person under any capital lease and all obligations under synthetic leases, in each case, in respect of which such Person is liable as lessee; (iv) all obligations of such Person in respect of letters of credit and letters of guarantee issued for the account of such Person; (v) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (vi) all trade accounts payable or obligations of such Person to pay the deferred purchase price of assets or services (excluding trade accounts payable and deferred payment obligations incurred in the ordinary course of business provided that the trade accounts payable or deferred payment obligation is not past due more than ninety (90) days or, if past due more than ninety (90) days, is being disputed by such Person in good faith); (vii) all Indebtedness of others secured by (or for which the holder of any such obligation has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all guarantees, indemnities and other obligations, contingent or otherwise, of such Person in respect of Indebtedness of others; and (ix) any preferred shares that are redeemable (other than at the option of the issuer) before the later of (A) the date on which cumulative EVR Royalty payments equal to the Cumulative Royalty Target have been paid and (B) December 31, 2028, or which are otherwise classified as liabilities under IFRS (excluding the EVR First Preferred Shares and the EVR Second Preferred Shares issued pursuant to the Arrangement and the Separation Agreement);

“Independent Accountant” means such firm of Chartered Professional Accountants of Canada as selected by the Majority EVR Royalty Holders from time to time to make certain determinations on matters related to the EVR Royalty as provided for in the EVR Royalty Agreement, provided any Independent Accountants must be independent of the EVR Entities and each of the EVR Royalty Holders;

“Initial EVR Share” means the one (1) EVR Common Share that is issued and outstanding immediately prior to the effective time of the Separation Plan of Arrangement and registered in the name of Teck;

“Insolvency Event” means, in respect of any Person, any one or more of the following events or circumstances whereby such Person: (i) becomes insolvent or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due; (ii) admits in writing its inability to pay its debts generally or declares any general moratorium on its Indebtedness or proposes a compromise or arrangement between it and any class of its creditors or makes a general assignment for the benefit of creditors; (iii) institutes or has instituted against it any proceeding seeking (A) to adjudicate it as bankrupt or insolvent, (B) the liquidation, dissolution or winding-up of it, the reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, or composition of its debts, a stay of proceedings of creditors generally (or any class of creditors) or any other relief under any debtor relief law, or (C) the entry of an order for relief or the appointment of or the taking of possession by, a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for the Person or any substantial part of its respective property and, in the case of any such proceeding instituted against it (but not instituted by it) either such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of forty-five (45) days after the institution thereof, such Person fails to diligently and actively oppose such proceeding, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, receiver-manager, administrator, custodian, monitor, trustee or other similar official for it or for any substantial part of its properties and assets) occurs, or such Person files an answer admitting the material allegations of a petition or motion filed against it in any such proceeding; or (iv) takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in the foregoing clauses (i) through (iii) of this definition or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defense thereof;

“Line Creek Property” means TCP’s interest in (i) the Mining Rights comprising the Line Creek Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Line Creek Coal Project;

“Material Adverse Effect” means an event that has or could reasonably be expected to have a material adverse effect on: (i) the ability of EVR to make the EVR Royalty payments in accordance with the EVR Royalty Agreement, or redeem all of the then-outstanding EVR Preferred Shares on their stated maturity date; (ii) the ability of the EVR Entities to own and operate the EVR Royalty Properties and perform the operations and all business, activities and operations related thereto substantially as contemplated under the mine plans, the EVR Royalty Agreement and the Investment Covenant Agreement; or (iii) the security granted in favour of the EVR Royalty Holders pursuant to the Investment Covenant Agreement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minimum Cash Amount” means, for any fiscal quarter, the sum of (A) $250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such fiscal quarter, plus (C) an amount equal to the EST Reserve in respect of such fiscal quarter;

“Mining Rights” means any coal licenses, coal leases, freehold coal rights, fee simple coal rights, Crown-granted mineral claims (including those related to coal), mining claims, mineral lands, mining leases, mineral claims, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to coal or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting coal, under the terms of applicable laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing;

“Neptune Bulk Terminals” means Neptune Bulk Terminals (Canada) Ltd., a corporation governed by the Business Corporations Act (British Columbia);

“Neptune Shares” means all of the shares in the capital of Neptune Bulk Terminals, owned (beneficially and/or of record) by TCP immediately prior to the EMLP Steelmaking Coal Rollover Property Exchange;

“New TCP Nominee” means 14682394 Canada Ltd., a corporation governed by the CBCA;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Permitted Indebtedness” means:

(i)

the incurrence by the EVR Entities of Indebtedness under credit facilities, letters of credit (other than in respect of those referred to in clause (iii) below), or accounts payable or deferred purchase price constituting Indebtedness, in an aggregate amount under this clause (i) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the EVR Entities thereunder) not to exceed, at any time outstanding, $50 million, provided, however if it is recognized or forecasted that cash and cash-equivalents on hand is or will be less than $250 million after the incurrence of receivables financing stipulated in (iv) below, the outstanding balance of Indebtedness in this (i) can exceed $50 million, upon obtaining the Majority EVR Royalty Holders’ (and from and after the Royalty Expiry Time, the Majority Preferred Shareholders’) consent, solely to the extent necessary for the EVR Entities, acting reasonably and in good faith, to prevent cash balance shortfalls whereby the EVR Entities would (or are forecast to have within a twelve-month period from the date of such forecast) have, after giving effect to such receivables financing, less than $250 million of cash and cash-equivalents on hand;

(ii)

the incurrence by the EVR Entities of Indebtedness represented by capital leases (including those arising in respect of any sale-and-lease-back transactions), mortgage financings or purchase money debt, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of equipment used in the business of the EVR Entities, in an aggregate principal amount not to exceed, at any time outstanding, $350 million;

(iii)

the incurrence by the EVR Entities of Indebtedness in respect of: (A) reimbursement obligations to the issuers of letters of credit, performance bonds, bank guarantees or similar obligations obtained in the ordinary course of business of the EVR Entities in connection with or to secure retirement and benefit obligations, statutory, regulatory or similar obligations, including obligations under mining, health, safety, affected local community or aboriginal peoples’ benefits, reclamation, mine closure or other environmental obligations, and other regulatory obligations under applicable law and regulation, or in relation to infrastructure arrangements owned or provided to or applied for by the EVR Entities; or (B) reimbursement obligations to the issuers of letters of credit issued or incurred to support the purchase of supplies and equipment, including fuel, in the ordinary course of business of the EVR Entities;

(iv)

the incurrence by the EVR Entities of Indebtedness under receivables and inventory financing facilities (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables and borrowings against inventory) solely to the extent necessary for EVR, acting reasonably and in good faith, to prevent cash balance shortfalls whereby the EVR Entities would have (or are forecast to have within a twelve-month period from the date of such forecast), without giving effect to such receivables financing, less than $250 million of cash and cash-equivalents on hand and provided further that, in such circumstances, the EVR Entities may only incur Indebtedness under receivables financing facilities as is required for the EVR Entities to have (or be forecasted to have) $250 million (and no more) of cash and cash-equivalents on hand after giving effect such receivables financing;

(v)	the incurrence by Neptune Bulk Terminals of Indebtedness the net proceeds of which are used exclusively in the ordinary course of business of Neptune Bulk Terminals consistent with past practice;

(vi)	the incurrence by any of the EVR Entities of obligations consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business; and

(vii)	other Indebtedness agreed to in writing by, if prior to the Royalty Expiry Time, the Majority EVR Royalty Holders, and from and after the Royalty Expiry Time, the Majority Preferred Shareholders;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Remaining Royalty Amount” means, in the event that the Majority EVR Royalty Holders have exercised the right to cause EVR to purchase the EVR Royalty pursuant to the terms of the Investment Covenant Agreement, an amount that is the greater of (i) the unpaid balance of the Cumulative Royalty Target and (ii) the aggregate amount of remaining EVR Royalty payments forecasted to be paid under the EVR Royalty Agreement based on the mine plans in effect at the Separation Effective Date;

“Restricted Payments” means: (i) any dividend or return of capital (in cash, property or obligations) on, redemption of, or distribution with respect to, or any setting apart of money for a sinking or other analogous fund for, or any purchase, redemption, retirement or other acquisition of, any shares ranking junior to the EVR Second Preferred Shares; (ii) any loan made by EVR to any shareholder of EVR or any affiliates of any shareholder of EVR; and (iii) any other payment to any shareholder of EVR on account of equity that ranks junior to the EVR Second Preferred Shares;

“Royalty Expiry Time” means the occurrence of the payment in full of the Royalty Obligations and termination of the EVR Royalty Agreement in accordance with its terms;

“Royalty Obligations” means all obligations at any time or from time to time due or accruing due and owing or otherwise payable or to be performed by the EVR Entities, or any of them, to the EVR Royalty Holders (solely in their capacity as EVR Royalty Holders and, for greater certainty, not in their capacity as holders of EVR Preferred Shares), or any of them, arising under, in connection with or pursuant to the EVR Royalty or any of the transaction documents, whether direct or indirect, absolute or contingent, matured or not;

“Separation Articles of Arrangement” means the articles of arrangement of Teck in respect of the Separation to be filed with the Director in compliance with the CBCA after the Final Separation Order is made, which shall include the Separation Plan of Arrangement and otherwise be in form and content satisfactory to Teck;

“Separation Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Separation Articles of Arrangement;

“Separation Effective Date” means the date shown on the Separation Certificate of Arrangement giving effect to the Separation Plan of Arrangement;

“Separation Effective Time” means 9:59 p.m. (Pacific Time) on the Separation Effective Date, or such other time as Teck and EVR agree to in writing before the Separation Effective Date;

“Separation Fairness Opinions” mean, together, the BMO Separation Fairness Opinion and the Origin Separation Fairness Opinion;

“TCL Shares” means all of the shares in the capital of Teck Coal Limited owned (beneficially and/or of record) by Teck Coal Partnership immediately prior to the Initial TCP Share Transfer;

“TCP EVR Common Shares” means the EVR Common Shares issuable upon conversion of the EVR-TCP Convertible Note (Common Shares) and the TCP WC Note (Common Shares), to be issued pursuant to and as at the time specified in the Separation Plan of Arrangement;

“TCP EVR First Preferred Shares” means the EVR First Preferred Shares issuable upon conversion of the EVR-TCP Convertible Note (Preferred Shares) and the TCP WC Note (Preferred Shares), to be issued pursuant to and as at the time specified in the Separation Plan of Arrangement;

“TCP EVR Second Preferred Shares” means that number of EVR Second Preferred Shares as specified in the Separation Agreement, to be issued pursuant to and as at the time specified in the Separation Plan of Arrangement;

“TCP Greenhills Property” means TCP’s interest in (i) the Mining Rights comprising the Greenhills Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Greenhills Coal Project;

“TCP Nominee Agreements” means, collectively, the Bare Trust and Nominee Agreement effective as of July 7, 2017 between TCP and 6069789 (as amended pursuant to an amending agreement effective as of June 24, 2019 between TCP and 6069789) and the Nominee and Agency Agreement effective as of July 7, 2017 between TCP and Teck Coal Limited;

“TCP Other Steelmaking Coal Property” means, collectively, (i) the TCP Working Capital Assets, (ii) an amount of cash as specified in the Separation Agreement, and (iii) such other assets as are identified as forming part of the TCP Other Steelmaking Coal Property in the Separation Agreement, in each case excluding the Excluded Assets;

“TCP Steelmaking Coal Rollover Property” means all property and assets of every kind and description and wheresoever situate held by TCP or held for TCP’s benefit by Teck Coal Limited and/or 6069789 immediately before the TCP Steelmaking Coal Rollover Property Exchange (including, collectively, (i) the Neptune Shares, (ii) TCP’s rights, title and interest in and to the TCP Nominee Agreements, (iii) the Fording River Property, (iv) the TCP Greenhills Property, (v) the Line Creek Property, (vi) depreciable property, (vii) other capital property, and (viii) all other property currently owned by TCP), but in each case excluding the TCP Other Steelmaking Coal Property and the Excluded Assets;

“TCP WC Note (Common Shares)” means the promissory note for a principal amount specified in the Separation Agreement and convertible into such number of EVR Common Shares specified in the Separation Agreement, to be issued by EVR to TCP at the time specified in the Separation Plan of Arrangement, as partial consideration for the TCP Other Steelmaking Coal Property, in a form acceptable to Teck and EVR, each acting reasonably;

“TCP WC Note (Preferred Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of EVR First Preferred Shares specified in the Separation Agreement, to be issued by EVR to TCP at the time specified in the Separation Plan of Arrangement as partial consideration for the TCP Other Steelmaking Coal Property, in a form acceptable to Teck and EVR, each acting reasonably;

“TCP WC Notes” means, collectively, the TCP WC Note (Common Shares) and the TCP WC Note (Preferred Shares);

“TCP Working Capital Assets” means the working capital assets of Teck Coal Partnership, other than inventory and an amount of cash as specified in the Separation Agreement, immediately before the TCP Other Steelmaking Coal Property Exchange;

“Transition Capital Structure” means together, the EVR Preferred Shares and the EVR Royalty;

“Transfer Agent” means TSX Trust Company; and

“Unrestricted Cash” means consolidated cash or cash equivalents available to EVR for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to EVR are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.

CONSENTS

CONSENT OF BMO CAPITAL MARKETS

March 23, 2023

To: The Board of Directors of Teck Resources Limited (the “Teck”)

We refer to the management information circular (the “Circular”) of Teck dated March 23, 2023 relating to the annual and special meeting of shareholders of Teck. We consent to the inclusion in the Circular of our fairness opinions dated February 18, 2023 and references to our firm name and our fairness opinions in the Circular. Our fairness opinions were given as of February 18, 2023 and remain subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Teck shall be entitled to rely upon our opinions.

(Signed) “BMO Nesbitt Burns Inc.”

CONSENT OF ORIGIN MERCHANT PARTNERS

March 23, 2023

To: The Board of Directors of Teck Resources Limited (the “Teck”)

We refer to the management information circular (the “Circular”) of Teck dated March 23, 2023 relating to the annual and special meeting of shareholders of Teck. We consent to the inclusion in the Circular of our fairness opinions dated February 18, 2023 and references to our firm name and our fairness opinions in the Circular. Our fairness opinions were given as of February 18, 2023 and remain subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Teck shall be entitled to rely upon our opinions.

(Signed) “Origin Merchant Partners”

APPENDIX A

SEPARATION RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Separation”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Teck Resources Limited (“Teck”) and Elk Valley Resources Ltd. (“EVR”), pursuant to the arrangement agreement between Teck and EVR dated February 21, 2023, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”) as more particularly described and set forth in the management information circular of Teck dated March 23, 2023 (the “Management Information Circular”), as the same may be modified, amended, or supplemented, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Separation Plan of Arrangement”) of Teck, the full text of which is set out in Appendix C to the Management Information Circular, as the Separation Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and all the related actions contemplated therein; (ii) actions of the directors of Teck in approving the Separation and the Arrangement Agreement; and (iii) actions of the directors and officers of Teck in executing and delivering the Arrangement Agreement, and any modifications, supplements or amendments thereto in accordance with its terms, and causing the performance by Teck of its obligations thereunder, are hereby ratified and approved.

4.	Teck is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Separation on the terms set forth in the Separation Plan of Arrangement.

5.

Notwithstanding that this resolution has been duly passed by the shareholders of Teck or that the Separation has been approved by the Court, the Board of Directors of Teck is hereby authorized and empowered in its sole and absolute discretion without further notice to or approval of the shareholders of Teck to (i) determine when to file the articles of arrangement in respect of the Separation, (ii) amend, modify or supplement the Separation Plan of Arrangement or the Arrangement Agreement, to the extent permitted by their terms, and (iii) decide not to proceed with the Separation or revoke this resolution at any time prior to the issue of a certificate giving effect to the Separation.

6.

Any two officers of Teck are hereby authorized and directed for and on behalf of Teck to execute, under the seal of Teck or otherwise, and to deliver articles of arrangement to the Director under the CBCA for filing and such other documents as are necessary or desirable to give effect to the Separation and the Separation Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

7.

Any two officers of Teck are hereby authorized and directed, for and on behalf of Teck, to execute or cause to be executed, under the corporate seal of Teck or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such officers’ opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

DUAL CLASS AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Dual Class Amendment”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Teck Resources Limited (“Teck”), as more particularly described and set forth in the management information circular of Teck dated March 23, 2023 (the “Management Information Circular”), as the same may be modified, amended, or supplemented, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Dual Class Amendment Plan of Arrangement”) of Teck, the full text of which is set out in Appendix D to the Management Information Circular, as the Dual Class Amendment Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

Teck is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Dual Class Amendment on the terms set forth in the Dual Class Amendment Plan of Arrangement.

4.

Notwithstanding that this resolution has been duly passed by the shareholders of Teck or that the Dual Class Amendment has been approved by the Court, the Board of Directors of Teck is hereby authorized and empowered in its sole and absolute discretion without further notice to or approval of the shareholders of Teck to (i) determine when to file the articles of arrangement in respect of the Dual Class Amendment, (ii) amend the Dual Class Amendment Plan of Arrangement, to the extent permitted by the Dual Class Amendment Plan of Arrangement, and (iii) decide not to proceed with the Dual Class Amendment or revoke this resolution at any time prior to the issue of a certificate giving effect to the Dual Class Amendment.

5.

Any two officers of Teck are hereby authorized and directed for and on behalf of Teck to execute, under the seal of Teck or otherwise, and to deliver articles of arrangement to the Director under the CBCA for filing and such other documents as are necessary or desirable to give effect to the Dual Class Amendment and the Dual Class Amendment Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

6.

Any two officers of Teck are hereby authorized and directed, for and on behalf of Teck, to execute or cause to be executed, under the corporate seal of Teck or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such officers’ opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

APPENDIX C

SEPARATION PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, other than the Schedules and unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“6069789 Canada” means 6069789 Canada Inc., a corporation governed by the CBCA;

“6069789 Canada Shares” means all of the shares in the capital of 6069789 Canada owned (beneficially and/or of record) by TCP immediately prior to the Initial TCP Share Transfer;

“Additional Cash Distribution” means a cash amount equal to the product of the Clearing Price multiplied by the Prorated Shares;

“Additional Share Distribution” means a number of Elk Valley Common Shares equal to the quotient of (i) the Disposed Shares, divided by (ii) the aggregate number of Teck Shares held by Share Electors;

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person;

“Aggregate Cash Distribution” means $200,000,000;

“Aggregate Share Distribution” means all of the Elk Valley Common Shares received by Teck pursuant to Section 3.1(l)(i) and Section 3.1(l)(ii);

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Teck and Elk Valley, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of February 21, 2023 between Teck and Elk Valley to which this Plan of Arrangement is attached as Schedule “B”, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Teck Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form of Schedule “A” to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Teck and Elk Valley in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to Teck and Elk Valley, each acting reasonably;

“Available Cash” means the product of the number of Teck Shares held by Share Electors multiplied by the Default Cash Distribution;

“Available Shares” means a number of Elk Valley Common Shares equal to the product of the number of Teck Shares held by Cash Electors multiplied by the Default Share Distribution;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of Tokyo, the City of New York or the City of Seoul and (b) a day on which banks are generally closed in the Province of British Columbia, the City of Tokyo, the City of New York or the City of Seoul;

“Cardinal River Nominee” means Cardinal River Coals Ltd., a corporation governed by the Laws of the Province of Alberta;

“Cardinal River Nominee Agreement” means a nominee agreement entered into or to be entered into between TCP and the Cardinal River Nominee prior to the completion of the transactions in Section 3.1 or pursuant to Section 3.1(e)(iv) providing for the terms by which Cardinal River Nominee will hold legal right, title and interest in and to the Cardinal River Property as bare trustee and agent for, and nominee of, TCP;

“Cardinal River Property” means the Mining Rights comprising the Cardinal River Coal Project located in Alberta, Canada;

“Cash Alternative Amount” means the amount, per Teck Share, that each Cash Elector receives pursuant to the Distribution instead of all or a portion of the Default Share Distribution;

“Cash Elector” means a Teck Shareholder who has elected to receive the maximum amount of cash pursuant to Section 3.2(a) and who: (i) has selected an Elected Price that is equal to or less than the Clearing Price and (ii) has not been deemed to be a Share Elector pursuant to Section 3.2(c);

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Clearing Price” means the Cash Alternative Amount at which Teck Shareholders who have elected to receive the maximum amount of cash pursuant to Section 3.2(a) would receive the lowest number of Elk Valley Common Shares pursuant to the Distribution (in the aggregate), given the number of Teck Shares held by such Teck Shareholders and the Elected Prices specified in the applicable Election Forms and provided that no Cash Elector shall receive a Cash Alternative Amount that is less than the Elected Price specified on the Election Form deposited by such Cash Elector pursuant to Section 3.2(b), the whole as determined by Teck;

“Contribution Notes” means, collectively, the Elk Valley-TCP Convertible Note (Common Shares) and the Elk Valley-TCP Convertible Note (Preferred Shares);

“Court” means the Supreme Court of British Columbia;

“Default Cash Distribution” means a cash amount per Teck Share that is equal to the quotient of the Aggregate Cash Distribution divided by the number of Teck Shares that are issued and outstanding;

“Default Share Distribution” means 0.1 of an Elk Valley Common Share per Teck Share;

“Depositary” means TSX Trust Company (or such other Person as Teck may appoint to act as depositary in connection with the Arrangement), in its capacity as depositary in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disposed Shares” means the lesser of (i) the Available Shares and (ii) the quotient of the Available Cash divided by the Clearing Price;

“Distribution” means the distribution of the Distribution Consideration contemplated by Section 3.1(m);

“Distribution Consideration” means (i) the Aggregate Share Distribution and (ii) the Aggregate Cash Distribution, subject to the aggregate effects of rounding and fractional adjustments as set forth in Section 3.3;

“Distribution Record Time” means 10:00 p.m. (Vancouver time) on the Effective Date, or such other time as Teck and Elk Valley agree to in writing before the Effective Date;

“DSU Adjustment Number” means, with respect to a particular holder of Teck DSUs, the number of Teck DSUs determined by Teck pursuant to the following formula (rounded down to the nearest 0.1 Teck DSU): [(A x B)/C] where:

(1)	“A” is the number of Teck DSUs credited to such holder’s account under the Teck DSU Plan and outstanding immediately before the Distribution Record Time;

(2)	“B” is the fair market value of the sum of the Default Share Distribution per Teck Share and the Default Cash Distribution per Teck Share immediately prior to the Effective Time; and

(3)	“C” is the fair market value of a Teck Class B Share immediately following completion of the transaction set out in Section 3.1(m);

“DSU Elk Valley Participant” means a holder of Teck DSUs or Teck PDSUs, as applicable, who will be a director, officer or employee of Elk Valley, or any of its Subsidiaries, immediately following completion of the transaction set out in Section 3.1(m);

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:59 p.m. (Vancouver time) on the Effective Date, or such other time as Teck and Elk Valley agree to in writing before the Effective Date;

“Elected Price” means the price indicated by a Teck Shareholder who has elected to receive the maximum amount of cash pursuant to Section 3.2(a) on the Election Form delivered by such Teck Shareholder pursuant to Section 3.2(b) as being the lowest Cash Alternative Amount that such Teck Shareholder is willing to accept in lieu of each Elk Valley Common Share pursuant to the Distribution, provided that the lowest permitted Elected Price will be subject to a minimum amount and the highest permitted Elected Price will be subject to a maximum amount, with such minimum and maximum Elected Prices and any specified increments thereof to be determined by Teck and set forth in a press release issued and filed by Teck prior to the Election Deadline;

“Election Deadline” has the meaning set out in Section 3.2(d);

“Election Form” means the election form sent to Teck Shareholders at the direction of Teck in connection with the Arrangement;

“Elk Valley” means Elk Valley Resources Ltd., a corporation governed by the CBCA;

“Elk Valley Common Shares” means the common shares in the capital of Elk Valley with the rights, privileges, restrictions and conditions set out in Schedule A-1 to this Plan of Arrangement;

“Elk Valley Deferred Share Unit Plan” means the Performance Deferred Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley DSUs” means deferred share units granted under the Elk Valley Deferred Share Unit Plan;

“Elk Valley First Preferred Shares” means the first preferred shares in the capital of Elk Valley created pursuant to this Plan of Arrangement with the rights, privileges, restrictions and conditions set out in Schedule A-2 to this Plan of Arrangement;

“Elk Valley Notes” means, collectively, (i) the Contribution Notes, (ii) the TCP WC Notes, and (iii) if the EMLP WC Note was issued pursuant to Section 3.1(f)(iv)(B), TCP’s EMLP WC Note Interest;

“Elk Valley Option Plan” means the Stock Option Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley Options” means the options to purchase Elk Valley Common Shares granted under the Elk Valley Option Plan;

“Elk Valley PDSUs” means performance deferred share units granted under the Elk Valley Performance Deferred Share Unit Plan;

“Elk Valley Performance Deferred Share Unit Plan” means the Performance Deferred Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley Performance Share Unit Plan” means the Performance Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley PSUs” means performance share units granted under the Elk Valley Performance Share Unit Plan;

“Elk Valley Restricted Share Unit Plan” means the Restricted Share Unit Plan adopted by Elk Valley in connection with the Arrangement;

“Elk Valley RSUs” means restricted share units granted under the Elk Valley Restricted Share Unit Plan;

“Elk Valley Second Preferred Shares” means the second preferred shares in the capital of Elk Valley created pursuant to this Plan of Arrangement with the rights, privileges, restrictions and conditions set out in Schedule A-3 to this Plan of Arrangement;

“Elk Valley Shares” means, collectively, the Elk Valley Common Shares, the Elk Valley First Preferred Shares and the Elk Valley Second Preferred Shares;

“Elk Valley-TCP Convertible Note (Common Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley Common Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(i) as partial consideration for the TCP Steelmaking Coal Rollover Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Elk Valley-TCP Convertible Note (Preferred Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley First Preferred Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(i) as partial consideration for the TCP Steelmaking Coal Rollover Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Elkview Property” means EMLP’s interest in (i) the Mining Rights comprising the Elkview Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Elkview Coal Project;

“EMLP” means Elkview Mine Limited Partnership, an Alberta limited partnership;

“EMLP Elk Valley Common Shares” means that number of Elk Valley Common Shares as specified in the Separation Agreement, to be issued to EMLP as at the time specified in Section 3.1(f)(iii);

“EMLP Elk Valley First Preferred Shares” means that number of Elk Valley First Preferred Shares as specified in the Separation Agreement, to be issued at the time specified in Section 3.1(f)(iii);

“EMLP Elk Valley Second Preferred Shares” means that number of Elk Valley Second Preferred Shares as specified in the Separation Agreement, to be issued as at the time specified in Section 3.1(f)(iii);

“EMLP Greenhills Property” means EMLP’s interest in (i) the Mining Rights comprising the Greenhills Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Greenhills Coal Project;

“EMLP Nominee Agreements” means, collectively, the Nominee and Agency Agreement effective as of July 7, 2017 between EMLP and TCL and the Bare Trust and Nominee Agreement effective as of July 7, 2017 between EMLP and 6069789 Canada;

“EMLP Other Steelmaking Coal Property” means, collectively, (i) the EMLP Working Capital Assets and (ii) EMLP’s beneficial interest in all property and assets of every kind and description and wheresoever situate held by EMLP or held for EMLP’s benefit by TCL and/or 6069789 Canada immediately before the EMLP Other Steelmaking Coal Property Exchange that cannot be transferred by EMLP to Elk Valley under subsection 85(2) of the Tax Act, in each case other than the Excluded Assets;

“EMLP Other Steelmaking Coal Property Exchange” has the meaning set out in Section 3.1(f)(iv);

“EMLP Pro Rata Interests” means the pro rata interest of each of TCP, NSC and POSCAN in EMLP determined as if they were the only partners of EMLP and based on their respective EMLP partnership interests in EMLP at the time specified in Section 3.1(h);

“EMLP Royalty Interest” means the interest in the Royalty to be granted by Elk Valley, TCL and 6069789 Canada to EMLP at the effective time of Section 3.1(g) as partial consideration for the EMLP Steelmaking Coal Rollover Property Exchange;

“EMLP Steelmaking Coal Property” means, collectively, the EMLP Steelmaking Coal Rollover Property and the EMLP Other Steelmaking Coal Property;

“EMLP Steelmaking Coal Rollover Property” means, collectively, (i) EMLP’s rights, title and interest in and to the EMLP Nominee Agreements, (ii) the Elkview Property, (iii) the EMLP Greenhills Property, and (iv) depreciable property, other capital property and all other property owned by EMLP immediately before the EMLP Steelmaking Coal Rollover Property Exchange, in each case other than the EMLP Other Steelmaking Coal Property and the Excluded Assets;

“EMLP Steelmaking Coal Rollover Property Exchange” has the meaning set out in Section 3.1(f)(iii);

“EMLP WC Note” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley Common Shares specified in the Separation Agreement, to be issued by Elk Valley to EMLP at the time specified in Section 3.1(f)(iv), if applicable, as partial consideration for the EMLP Other Steelmaking Coal Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“EMLP WC Note Interest” has the meaning set out in Section 3.1(h);

“EMLP Working Capital Assets” means the working capital assets of EMLP, other than inventory, immediately before the EMLP Other Steelmaking Coal Property Exchange;

“Excess Cash Distribution” means a cash amount equal to the quotient of (i) the difference of (a) the Available Cash minus (b) the product of the number of Teck Shares held by Cash Electors multiplied by the Additional Cash Distribution, divided by (ii) the number of Teck Shares held by Share Electors;

“Excess Share Distribution” means a number of Elk Valley Common Shares equal to the difference of the Default Share Distribution minus the Prorated Shares;

“Excluded Assets” means all property and assets of Teck and its Subsidiaries designated in the Separation Agreement as “Excluded Assets”;

“Excluded Liabilities” means all Liabilities of TCP, EMLP, TCL and 6069789 Canada designated in the Separation Agreement as “Excluded Liabilities”;

“Exercise Price Proportion” means the fraction A/B as determined by Teck, where:

(1)	“A” is the fair market value of the Default Share Distribution per Teck Share immediately prior to the First Option Exchange; and

(2)	“B” is the fair market value of a Teck Class B Share immediately prior to the First Option Exchange;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA in a form acceptable to Teck and Elk Valley, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of both Teck and Elk Valley, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to both Teck and Elk Valley) on appeal;

“First Option Exchange” has the meaning set out in Section 3.1(a);

“Fording Partnership” means Fording Partnership, an Alberta general partnership;

“Fording River Property” means TCP’s beneficial interest in (i) the Mining Rights comprising the Fording River Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Fording River Coal Project;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, county, municipal, local or other government, governmental or public department, central bank, Court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Initial Elk Valley Share” means the one (1) Elk Valley Common Share that is issued and outstanding immediately prior to the Effective Time and registered in the name of Teck;

“Initial TCP Share Transfer” has the meaning set out in Section 3.1(e)(v);

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA in a form acceptable to Teck and Elk Valley, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of both Teck and Elk Valley, each acting reasonably);

“Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances (including zoning), codes, rules, regulations, orders, injunctions, writs, judgments, decrees, rulings or other similar requirements, whether domestic or foreign, enacted, adopted, issued, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Liabilities” means any and all debts, guarantees, assurances, commitments, liabilities, responsibilities, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, attorneys’ fees, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim, demand, action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

“Line Creek Property” means TCP’s interest in (i) the Mining Rights comprising the Line Creek Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Line Creek Coal Project;

“Meeting” means the annual and special meeting of Teck Shareholders (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Mining Rights” means any coal licenses, coal leases, freehold coal rights, fee simple coal rights, Crown-granted mineral claims (including those related to coal), mining claims, mineral lands, mining leases, mineral claims, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to coal or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting coal, under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing;

“Neptune Shares” means all of the shares in the capital of Neptune Bulk Terminals (Canada) Ltd., a corporation governed by the Business Corporations Act (British Columbia), owned (beneficially and/or of record) by TCP immediately prior to the EMLP Steelmaking Coal Rollover Property Exchange;

“New TCP Nominee” means 14682394 Canada Ltd., a corporation governed by the CBCA;

“New TCP Nominee Agreement” means a nominee agreement entered into or to be entered into between TCP and New TCP Nominee prior to the completion of the transactions in Section 3.1 or pursuant to and at the time specified in Section 3.1(e)(ii) providing for the terms by which New TCP Nominee will hold legal right, title and interest in and to the Excluded Assets (other than the Cardinal River Property) as bare trustee and agent for, and nominee of, TCP;

“NSC” means NS Canadian Resources Inc., a corporation existing under the laws of British Columbia;

“PDSU Adjustment Number” means, with respect to a particular holder of Teck PDSUs, the number of Teck PDSUs determined by Teck pursuant to the following formula (rounded down to the nearest 0.1 Teck PDSU): (A x B)/C where:

(1)	“A” is the number of Teck PDSUs credited to such holder’s account under the Teck PDSU Plan and outstanding immediately before the Distribution Record Time;

(2)	“B” is the fair market value of the sum of the Default Share Distribution per Teck Share and the Default Cash Distribution per Teck Share immediately prior to the Effective Time; and

(3)	“C” is the fair market value of a Teck Class B Share immediately following completion of the transaction set out in Section 3.1(m);

“Person” includes any individual, sole proprietorship, corporation, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, incorporated or unincorporated, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, including its Schedules, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Teck and Elk Valley, acting reasonably;

“POSCAN” means POSCO Canada Limited, a corporation existing under the laws of British Columbia;

“Prorated Shares” means a number of Elk Valley Common Shares equal to the quotient of the Disposed Shares divided by the number of Teck Shares held by Cash Electors;

“Real Properties” has the meaning given to it in the Royalty Agreement;

“Remaining Teck Options” has the meaning given to it in Section 3.1(b)(i);

“Repriced Teck Options” has the meaning given to it in Section 3.1(b)(i);

“Royalty” means the gross revenue royalty in respect of coal produced from the Royalty Properties granted initially to TCP and EMLP by Elk Valley, TCL and 6069789 Canada pursuant to and subject to the terms of the Royalty Agreement, and which, shall constitute a real property right and create and constitute the grant of a vested present interest in, and a covenant that runs with, the land (being the Real Properties and the coal in situ or produced therefrom) and all successions thereof or extensions or amendments thereto, overriding and prior to all other present or future interests in such land to the extent permitted by Law, whether created privately or through action of a Governmental Entity;

“Royalty Agreement” means the royalty agreement to be entered into between Elk Valley, TCL, 6069789 Canada, TCP and EMLP pursuant to and at the time specified in Section 3.1(g), in a form acceptable to Teck and Elk Valley, each acting reasonably, granting the Royalty;

“Royalty Properties” has the meaning given to it in the Royalty Agreement;

“Second Option Exchange” has the meaning set out in Section 3.1(b);

“Separation Agreement” means the separation agreement dated on or about the Effective Date among, inter alios, Elk Valley, Teck, TCP, EMLP, TCL, 6069789 Canada and New TCP Nominee providing for, among other things, the terms by which Teck, TCP and EMLP will complete the sale, transfer and assignment of the EMLP Steelmaking Coal Property and the TCP Steelmaking Coal Property to Elk Valley, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“Share Elector” means a Teck Shareholder who is not a Cash Elector;

“Stated Capital Equalization Amount” means the product obtained by multiplying (i) the number of all issued and outstanding Teck Class A Shares immediately before the effective time of the Stated Capital Equalization Transaction and (ii) the amount by which (A) the aggregate stated capital of all of the issued and outstanding Teck Class A Shares and Teck Class B Shares immediately before the effective time of the Stated Capital Equalization Transaction divided by the aggregate number of all of the issued outstanding Teck Class A Shares and Teck Class B Shares immediately before the effective time of the Stated Capital Equalization Transaction exceeds (B) the aggregate stated capital of all issued and outstanding Teck Class A Shares immediately before the effective time of the Stated Capital Equalization Transaction divided by the number of all issued outstanding Teck Class A Shares immediately before the effective time of the Stated Capital Equalization Transaction;

“Stated Capital Equalization Transaction” has the meaning set out in Section 3.1(d);

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;

“Tax Act” means the Income Tax Act (Canada);

“TCL” means Teck Coal Limited, a corporation governed by the CBCA;

“TCL Shares” means all of the shares in the capital of TCL owned (beneficially and/or of record) by TCP immediately prior to the Initial TCP Share Transfer;

“TCP” means Teck Coal Partnership, an Alberta general partnership;

“TCP Elk Valley Common Shares” means the Elk Valley Common Shares issuable upon conversion of the Elk Valley-TCP Convertible Note (Common Shares) and the TCP WC Note (Common Shares), to be issued pursuant to and as at the time specified in Section 3.1(l)(i);

“TCP Elk Valley First Preferred Shares” means the Elk Valley First Preferred Shares issuable upon conversion of the Elk Valley-TCP Convertible Note (Preferred Shares) and the TCP WC Note (Preferred Shares), to be issued pursuant to and as at the time specified in Section 3.1(l)(i);

“TCP Elk Valley Second Preferred Shares” means that number of Elk Valley Second Preferred Shares as specified in the Separation Agreement, to be issued pursuant to and as at the time specified in Section 3.1(f)(i);

“TCP Greenhills Property” means TCP’s interest in (i) the Mining Rights comprising the Greenhills Coal Project located in British Columbia, Canada and (ii) the inventory of coal produced from the Greenhills Coal Project;

“TCP Nominee Agreements” means, collectively, the Bare Trust and Nominee Agreement effective as of July 7, 2017 between TCP and 6069789 Canada (as amended pursuant to an amending agreement effective as of June 24, 2019 between TCP and 6069789 Canada) and the Nominee and Agency Agreement effective as of July 7, 2017 between TCP and TCL;

“TCP Other Steelmaking Coal Property” means, collectively, (i) the TCP Working Capital Assets, (ii) an amount of cash as specified in the Separation Agreement, and (iii) such other assets as are identified as forming part of the TCP Other Steelmaking Coal Property in the Separation Agreement, in each case excluding the Excluded Assets;

“TCP Other Steelmaking Coal Property Exchange” has the meaning set out in Section 3.1(f)(ii);

“TCP Royalty Interest” means the interest in the Royalty to be granted by Elk Valley, TCL and 6069789 Canada to TCP at the effective time of Section 3.1(g) as partial consideration for the TCP Steelmaking Coal Rollover Property Exchange;

“TCP Steelmaking Coal Property” means, collectively, the TCP Steelmaking Coal Rollover Property and the TCP Other Steelmaking Coal Property;

“TCP Steelmaking Coal Rollover Property” means all property and assets of every kind and description and wheresoever situate held by TCP or held for TCP’s benefit by TCL and/or 6069789 Canada immediately before the TCP Steelmaking Coal Rollover Property Exchange (including, collectively, (i) the Neptune Shares, (ii) TCP’s rights, title and interest in and to the TCP Nominee Agreements, (iii) the Fording River Property, (iv) the TCP Greenhills Property, (v) the Line Creek Property, (vi) depreciable property, (vii) other capital property, and (viii) all other property currently owned by TCP), but in each case excluding the TCP Other Steelmaking Coal Property and the Excluded Assets;

“TCP Steelmaking Coal Rollover Property Exchange” has the meaning set out in Section 3.1(f)(i);

“TCP WC Note (Common Shares)” means the promissory note for a principal amount specified in the Separation Agreement and convertible into such number of Elk Valley Common Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(ii), as partial consideration for the TCP Other Steelmaking Coal Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“TCP WC Note (Preferred Shares)” means the promissory note for the principal amount specified in the Separation Agreement and convertible into such number of Elk Valley First Preferred Shares specified in the Separation Agreement, to be issued by Elk Valley to TCP at the time specified in Section 3.1(f)(ii) as partial consideration for the TCP Other Steelmaking Coal Property, in a form acceptable to Teck and Elk Valley, each acting reasonably;

“TCP WC Notes” means, collectively, the TCP WC Note (Common Shares) and the TCP WC Note (Preferred Shares);

“TCP Working Capital Assets” means the working capital assets of TCP, other than inventory and an amount of cash as specified in the Separation Agreement, immediately before the TCP Other Steelmaking Coal Property Exchange;

“Teck” means Teck Resources Limited, a corporation governed by the CBCA;

“Teck Class A Shareholder” means a holder of Teck Class A Shares;

“Teck Class A Shares” means the Class A common shares in the capital of Teck;

“Teck Class B Shareholder” means a holder of Teck Class B Shares;

“Teck Class B Shares” means the Class B subordinate voting shares in the capital of Teck;

“Teck DSU Plan” means the Deferred Share Unit Plan of Teck;

“Teck DSUs” means deferred share units granted and outstanding under the Teck DSU Plan;

“Teck Options” means the options to purchase Teck Class B Shares granted and outstanding under the 2010 Stock Option Plan of Teck, as amended;

“Teck PDSU Plan” means the Performance Deferred Share Unit Plan of Teck;

“Teck PDSUs” means performance deferred share units granted and outstanding under the Teck PDSU Plan;

“Teck PSUs” means performance share units granted and outstanding under the Performance Share Unit Plan of Teck;

“Teck Resources Coal Partnership” means Teck Resources Coal Partnership, a British Columbia general partnership;

“Teck RSUs” means restricted share units granted and outstanding under the Restricted Share Unit Plan of Teck;

“Teck Shareholder” means a holder of Teck Shares;

“Teck Shares” means, collectively, the Teck Class A Shares and Teck Class B Shares;

“Top Up Teck Options” has the meaning given to it in Section 3.1(b)(ii); and

“Transfer Agent” means TSX Trust Company, in its capacities as transfer agent of the Teck Shares and as transfer agent of the Elk Valley Common Shares, as applicable.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and do not affect the meaning or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule, respectively, of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(e)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g)	Time References. References to time herein are to local time, Vancouver, British Columbia.

(h)

Numerical Values. Where a provision requires the determination of the greater of or the lesser of, or any similar determination, as between two or more values, but such values are attached to different variables (such as dollars and shares), such determination shall be made in respect of the numerical coefficient values only (for example $5 shall be treated as being greater than 4 shares).

(i)

Control. A Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third-mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Teck, Teck Resources Coal Partnership, Fording Partnership, Elk Valley, TCP, EMLP, 6069789 Canada, TCL, Neptune Bulk Terminals (Canada) Ltd., Cardinal River Nominee, New TCP Nominee, the Teck Shareholders, holders of Elk Valley Shares, holders of Teck Options, Teck RSUs, Teck PSUs, Teck DSUs and Teck PDSUs, holders of Elk Valley Options, Elk Valley RSUs, Elk Valley PSUs, Elk Valley DSUs and Elk Valley PDSUs, NSC, POSCAN, the Transfer Agent, the Depositary and all other Persons (including the respective heirs, executors, administrators, legal representatives, affiliates, successors and assigns of each of the foregoing), at and after the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

Section 3.1 Arrangement

Commencing at the Effective Time, the occurrences described in each of the following paragraphs or subparagraphs, as the case may be, of this Section 3.1 shall be, and be deemed to be, a transaction that, unless otherwise provided, occurs sequentially in the following order, effective as at one (1) minute intervals between each such transaction and starting at the Effective Time, without any further act or formality:

(a)

each holder of Teck Options will dispose of the Exercise Price Proportion of the Teck Options held by such holder at the Effective Time (the “First Option Exchange”) to Elk Valley in consideration for the grant to such holder of Elk Valley Options in such a manner that:

(i)	the particular holder will receive no consideration for the exchange of such portion of the Teck Options other than Elk Valley Options;

(ii)

the exercise price of the Elk Valley Options granted to such holder will be an amount equal to the product of 10 and the Exercise Price Proportion of such holder’s original exercise price of the Teck Options (rounded up to the nearest whole cent);

(iii)

the number of Elk Valley Common Shares to be issued by Elk Valley under the Elk Valley Options will be such that, for every 10 Teck Class B Shares the holder would have been entitled to acquire under the Teck Options immediately prior to the First Option Exchange, the holder will become entitled to acquire one Elk Valley Common Share under the Elk Valley Options with any partial number rounded down to the nearest whole number;

(iv)	the Elk Valley Options will otherwise have the same terms as the Teck Options so disposed of pursuant to the First Option Exchange, including as to vesting and expiry;

(v)	the Elk Valley Options will be issued under the Elk Valley Option Plan; and

(vi)	the Teck Options so disposed of pursuant to the First Option Exchange will be cancelled;

(b)

except in each case as otherwise agreed in writing by Teck and Elk Valley prior to the Effective Date, the following transactions shall, and shall be deemed to, occur simultaneously at the Distribution Record Time:

(i)

for the remaining portions of the Teck Options held by holders (after the disposition of the Exercise Price Proportion of the Teck Options held by such holders pursuant to the First Option Exchange) (the “Remaining Teck Options”), such holders thereof will dispose of such Remaining Teck Options as Teck determines in its sole discretion (the “Second Option Exchange”) in consideration for the grant to such holder of new Teck Options (“Repriced Teck Options”) in such a manner that:

(A)	each such holder will receive no consideration for the exchange of a Remaining Teck Option other than the Repriced Teck Option;

(B)

the exercise price of each Repriced Teck Option granted to such holder will be an amount equal to (i) the fair market value of a Teck Class B Share immediately after the Distribution Record Time less (ii) the product of (I) the amount by which one (1) exceeds the Exercise Price Proportion and (II) the amount by which (x) the fair market value of a Teck Class B Share immediately before the Distribution Record Time exceeds (y) such holder’s original exercise price of the Teck Option partially exchanged for the Repriced Teck Option (rounded up to the nearest whole cent);

(C)

the number of Teck Class B Shares to be issued by Teck under the Repriced Teck Options will be such that, for each Teck Class B Share the holder would have been entitled to acquire under the Teck Options of which the Remaining Teck Option was a remaining portion immediately prior to the First Option Exchange, the holder will become entitled to acquire one Teck Class B Share under the Repriced Teck Options;

(D)	the Repriced Teck Options will otherwise have the same terms as the Remaining Teck Options so disposed of pursuant to the Second Option Exchange, including as to vesting and expiry;

(E)	the Repriced Teck Options will be issued under the 2010 Stock Option Plan of Teck, as amended; and

(F)	the Remaining Teck Options so disposed of pursuant to the Second Option Exchange will be cancelled;

(b.1)	except in each case as otherwise agreed in writing by Teck and Elk Valley prior to the Effective Date, each of the following transactions shall, and shall be deemed to, occur simultaneously:

(ii)

for all Remaining Teck Options that are not disposed of in the Second Option Exchange, the holders thereof will continue to hold their Remaining Teck Options (provided that any aggregation of Remaining Teck Options entitling a holder to a fractional Teck Class B Share at a particular exercise price or vesting date will be rounded down to the nearest whole number) and the holders thereof will be granted by Teck such number of new Teck Options (the “Top Up Teck Options”) such that the sum of each such holder’s Remaining Teck Options and Top Up Teck Options equals the number of Teck Options of which the Remaining Teck Options are a remaining portion held by the holder immediately prior to the First Option Exchange, and each Top Up Teck Option will have an exercise price equal to the fair market value of a Teck Class B Share immediately after the Distribution Record Time and will otherwise have the same terms as the corresponding Remaining Teck Options, including as to vesting and expiry;

(iii)

each holder of a Teck RSU will be granted one Elk Valley RSU for every 10 Teck RSUs held immediately prior to the Distribution Record Time (with any fractional Elk Valley RSUs rounded down to the nearest whole number);

(iv)

each holder of a Teck PSU will be granted one Elk Valley PSU for every 10 Teck PSUs held immediately prior to the Distribution Record Time (with any fractional Elk Valley PSUs rounded down to the nearest whole number);

(v)

each DSU Elk Valley Participant holding a Teck DSU will be granted one Elk Valley DSU for every 10 Teck DSUs held immediately before the Distribution Record Time (with any fractional Elk Valley DSUs rounded down to the nearest whole number), and such DSU Elk Valley Participant will be deemed to have been terminated under the Teck DSU Plan;

(vi)

each DSU Elk Valley Participant holding a Teck PDSU will be granted one Elk Valley PDSU for every 10 Teck PDSUs held immediately before the Distribution Record Time, and such DSU Elk Valley Participant will be deemed to have been terminated under the Teck PDSU Plan;

(vii)

each holder of a Teck DSU, other than a DSU Elk Valley Participant, will be granted an additional number of Teck DSUs, pursuant to the Teck DSU Plan, as is equal to such holder’s DSU Adjustment Number; and

(viii)	each holder of a Teck PDSU, other than a DSU Elk Valley Participant, will be granted an additional number of Teck PDSUs as is equal to such holder’s PDSU Adjustment Number;

(c)

the articles of incorporation of Elk Valley will be amended to amend the terms of the Elk Valley Common Shares and to create and authorize the issuance of (in addition to the shares that Elk Valley is authorized to issue immediately prior to such amendment) the following two new classes of shares:

(i)	225,000 Elk Valley First Preferred Shares; and

(ii)	300,000 Elk Valley Second Preferred Shares,

and the respective rights, privileges, restrictions and conditions attaching to the Elk Valley Common Shares, the Elk Valley First Preferred Shares and the Elk Valley Second Preferred Shares will be as set out in Parts I, II and III of Schedule A, respectively;

(d)

the stated capital of the Teck Class A Shares will be increased by the Stated Capital Equalization Amount and the stated capital of the Teck Class B Shares will be decreased by the Stated Capital Equalization Amount (the “Stated Capital Equalization Transaction”);

(e)	each of the following transactions shall, and shall be deemed to, occur simultaneously:

(i)

in accordance with the Separation Agreement, TCL and 6069789 Canada will transfer and assign to New TCP Nominee all of their respective right, title and interest in and to the Excluded Assets (excluding the Cardinal River Property) and New TCP Nominee will assume all Excluded Liabilities of TCL and 6069789 Canada (other than Excluded Liabilities related to the Cardinal River Property);

(ii)	the New TCP Nominee Agreement will become effective and binding on the parties thereto;

(iii)

in accordance with the Separation Agreement, TCL will transfer and assign to Cardinal River Nominee all of its respective right, title and interest in and to the Cardinal River Property and Cardinal River Nominee will assume all Excluded Liabilities of TCL related to the Cardinal River Property, if applicable;

(iv)	the Cardinal River Nominee Agreement will become effective and binding on the parties thereto; and

(v)

in accordance with the Separation Agreement, TCP will transfer and assign to Elk Valley all of its right, title and interest to the TCL Shares and the 6069789 Canada Shares (the “Initial TCP Share Transfer”);

(f)	each of the following transactions shall, and shall be deemed to, occur simultaneously:

(i)

in accordance with the Separation Agreement and subsection 85(2) of the Tax Act, TCP will sell, transfer and assign to Elk Valley all of its right, title and interest in the TCP Steelmaking Coal Rollover Property in consideration and in exchange for (A) Elk Valley granting, and causing TCL and 6069789 Canada to grant, the TCP Royalty Interest pursuant to the Royalty Agreement at the effective time of Section 3.1(g), (B) the issuance by Elk Valley to TCP of the TCP Elk Valley Second Preferred Shares, (C) the issuance by Elk Valley to TCP of the Contribution Notes and (D) if the fair market value of the TCP Other Steelmaking Coal Property immediately prior to the TCP Other Steelmaking Coal Property Exchange is less than the Liabilities of TCP (other than Excluded Liabilities) at such time, the assumption of such portion of the Liabilities of TCP as equals the shortfall (collectively, the “TCP Steelmaking Coal Rollover Property Exchange”);

(ii)

in accordance with the Separation Agreement, TCP will sell, transfer and assign to Elk Valley all of its right, title and interest in the TCP Other Steelmaking Coal Property in consideration and in exchange for (A) Elk Valley assuming all Liabilities of TCP (other than Excluded Liabilities and Liabilities assumed in Section 3.1(f)(i), if any) and (B) the issuance by Elk Valley to TCP of the TCP WC Notes (collectively, the “TCP Other Steelmaking Coal Property Exchange”);

(iii)

in accordance with the Separation Agreement and subsection 85(2) of the Tax Act, EMLP will sell, transfer and assign to Elk Valley all of its right, title and interest in the EMLP Steelmaking Coal Rollover Property in consideration and in exchange for (A) Elk Valley granting the EMLP Royalty Interest pursuant to the Royalty

Agreement at the effective time of Section 3.1(g), (B) the issuance by Elk Valley to EMLP of the EMLP Elk Valley Common Shares, (C) the issuance by Elk Valley to EMLP of the EMLP Elk Valley First Preferred Shares, (D) the issuance by Elk Valley to EMLP of the EMLP Elk Valley Second Preferred Shares and (E) if the fair market value of the EMLP Other Steelmaking Coal Property immediately prior to the EMLP Other Steelmaking Coal Property Exchange is less than the Liabilities of EMLP (other than Excluded Liabilities) at such time, the assumption of such portion of the Liabilities of EMLP as equals the shortfall (collectively, the “EMLP Steelmaking Coal Rollover Property Exchange”);

(iv)

in accordance with the Separation Agreement, EMLP will sell, transfer and assign to Elk Valley all of its right, title and interest in the EMLP Other Steelmaking Coal Property in consideration and in exchange for (A) Elk Valley assuming all Liabilities of EMLP (other than Excluded Liabilities and Liabilities assumed in Section 3.1(f)(iii)) and (B) if the fair market value of the EMLP Other Steelmaking Coal Property immediately prior to the EMLP Other Steelmaking Coal Property Exchange exceeds the Liabilities assumed by Elk Valley pursuant to the EMLP Other Steelmaking Coal Property Exchange, the issuance by Elk Valley to EMLP of the EMLP WC Note (collectively, the “EMLP Other Steelmaking Coal Property Exchange”);

(v)

there will be added to the stated capital account maintained by Elk Valley for the Elk Valley First Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley First Preferred Shares in respect of the aggregate Elk Valley First Preferred Shares issued to EMLP pursuant to Section 3.1(f)(iii), having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(vi)

there will be added to the stated capital account maintained by Elk Valley for the Elk Valley Second Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley Second Preferred Shares in respect of the aggregate Elk Valley Second Preferred Shares issued to TCP and EMLP pursuant to Sections Section 3.1(f)(i) and Section 3.1(f)(iii), respectively, after taking into account the stated capital added to the Elk Valley First Preferred Shares, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(vii)

there will be added to the stated capital account maintained by Elk Valley for the Elk Valley Common Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley Common Shares in respect of the aggregate Elk Valley Common Shares issued to EMLP pursuant to Section 3.1(f)(iii), after taking into account the stated capital added to the Elk Valley First Preferred Shares and Elk Valley Second Preferred Shares, having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA); and

(viii)	each of the Contribution Notes, the TCP WC Notes and, if applicable, the EMLP WC Note will become effective and binding on Elk Valley;

(g)

the Royalty Agreement will become effective and binding on the parties thereto and the Royalty will be granted to TCP as partial consideration for the TCP Steelmaking Coal Rollover Property Exchange and to EMLP as partial consideration for the EMLP Steelmaking Coal Rollover Property Exchange;

(h)

if the EMLP WC Note was issued pursuant to Section 3.1(f)(iv)(B), EMLP will distribute, as a return of partnership capital, interests in the EMLP WC Note to TCP, NSC, and POSCAN (each a “EMLP WC Note Interest”) in proportion to their respective EMLP Pro Rata Interests;

(i)

TCP will distribute its interest in the Elk Valley Notes to Fording Partnership in consideration for a reduction of partnership capital associated with Fording Partnership’s partnership interest in TCP in an amount equal to the fair market value of TCP’s interest in the Elk Valley Notes;

(j)

Fording Partnership will distribute its interest in the Elk Valley Notes to Teck Resources Coal Partnership in consideration for a reduction of partnership capital associated with Teck Resources Coal Partnership’s partnership interest in Fording Partnership in an amount equal to the fair market value of Fording Partnership’s interest in the Elk Valley Notes;

(k)

Teck Resources Coal Partnership will distribute its interest in the Elk Valley Notes to Teck in consideration for a reduction of partnership capital associated with Teck’s partnership interest in Teck Resources Coal Partnership in an amount equal to the fair market value of Teck Resources Coal Partnership’s interest in the Elk Valley Notes;

(l)	each of the following transactions shall, and shall be deemed to, occur simultaneously:

(i)

Teck will, without any further act or formality, convert the full principal amount outstanding pursuant to the Contribution Notes and the TCP WC Notes into the TCP Elk Valley Common Shares and the TCP Elk Valley First Preferred Shares issuable on conversion pursuant to the terms of the Contribution Notes and the TCP WC Notes; and

(A)

the aggregate TCP Elk Valley Common Shares and the aggregate TCP Elk Valley First Preferred Shares issuable upon the conversion of the full principal amount outstanding pursuant to the Contribution Notes and the TCP WC Notes shall be issued by Elk Valley to Teck;

(B)	the aggregate principal amounts owing by Elk Valley pursuant to the Contribution Notes and the TCP WC Notes shall be fully extinguished; and

(C)	the Contribution Notes and the TCP WC Notes will terminate without any further action on the part of the parties thereto;

(ii)

if the EMLP WC Note was issued pursuant to Section 3.1(f)(iv)(B), Teck, POSCAN and NSC will convert the full principal amount outstanding pursuant to the EMLP WC Note into the Elk Valley Common Shares issuable on conversion pursuant to the terms of the EMLP WC Note; and

(A)

the Elk Valley Common Shares issuable upon the conversion of the full principal amount outstanding pursuant to the EMLP WC Note shall be issued by Elk Valley to Teck, NSC and POSCAN in accordance with their respective interests in the EMLP WC Note;

(B)	the aggregate principal amount owing by Elk Valley pursuant to the EMLP WC Note shall be fully extinguished; and

(C)	the EMLP WC Note will terminate without any further action on the part of the parties thereto;

(iii)

there will be added to the stated capital account maintained by Elk Valley for the Elk Valley Common Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley Common Shares in respect of the aggregate Elk Valley Common Shares issued pursuant to Section 3.1(l)(i)(A) and Section 3.1(l)(ii)(A), having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA);

(iv)

there will be added to the stated capital account maintained by Elk Valley for the Elk Valley First Preferred Shares an amount equal to the maximum amount permitted to be added to the paid-up capital of the Elk Valley First Preferred Shares in respect of the aggregate Elk Valley First Preferred Shares issued to Teck pursuant to Section 3.1(l)(i)(A), having regard to the provisions of the Tax Act (which amount shall not be greater than that permitted to be added pursuant to the CBCA); and

(v)	the Initial Elk Valley Share will be sold and transferred to and acquired by Elk Valley for cancellation in exchange for an amount equal to the fair market value thereof, and

(A)

Teck will cease to be the holder of the Initial Elk Valley Share and will cease to have any rights as a holder of the Initial Elk Valley Share, other than the right to receive a cash payment equal to the fair market value therefor pursuant to this Section 3.1(l)(v);

(B)	Elk Valley will be the transferee of the Initial Elk Valley Share; and

(C)	the Initial Elk Valley Share will be cancelled;

(m)

Teck will distribute, on the reorganization of Teck’s business, to the Teck Shareholders of record as at the Distribution Record Time, the Distribution Consideration, in each case in accordance with the allocation mechanics set forth in Section 3.2, in consideration and in exchange for:

(i)

a reduction of the stated capital maintained in respect of the Teck Class A Shares in an amount equal to the fair market value of the Distribution Consideration so distributed by Teck to the Teck Class A Shareholders; and

(ii)

a reduction of the stated capital maintained in respect of the Teck Class B Shares in an amount equal to the fair market value of the Distribution Consideration so distributed by Teck to the Teck Class B Shareholders; and

(n)	the articles of Teck will be amended by changing the name of Teck from “Teck Resources Limited / Resources Teck Limiteé” to “Teck Metals Corp.”

Section 3.2        Allocation Mechanics

With respect to the distribution of the Distribution Consideration:

(a)

each Teck Shareholder may elect to receive, in respect of all of the Teck Shares held by such Teck Shareholder, either the maximum amount of cash or the maximum number of Elk Valley Common Shares, subject to the following allocation mechanism and fractional adjustments as set forth in Section 3.3:

(i)	Cash Electors will receive, in respect of each Teck Share:

(A)	the Default Cash Distribution;

(B)	the Additional Cash Distribution; and

(C)	if the number of Available Shares is greater than the number of Disposed Shares, the Excess Share Distribution;

(ii)	Share Electors will receive, in respect of each Teck Share:

(A)	the Default Share Distribution;

(B)	the Additional Share Distribution; and

(C)	if the Available Cash is greater than the product of the number of Teck Shares held by Cash Electors multiplied by the Additional Cash Distribution, the Excess Cash Distribution;

provided that, if there are no Cash Electors, each Teck Shareholder will receive, for each Teck Share held, the Default Cash Distribution and the Default Share Distribution;

(b)

such election shall be made by each Teck Shareholder depositing with the Transfer Agent, on or prior to the Election Deadline, a duly completed Election Form indicating such Teck Shareholder’s election and, in the case of a Teck Shareholder who has elected to receive the maximum amount of cash pursuant to Section 3.2(a), such Teck Shareholder’s Elected Price;

(c)

any Teck Shareholder who does not deposit with the Transfer Agent a duly completed Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 and the Election Form, shall be deemed to be a Share Elector;

(d)

Election Forms must be received by the Transfer Agent on or before a date (the “Election Deadline”) to be determined by Teck and set forth in a press release issued and filed by Teck prior to the Election Deadline, unless otherwise agreed in writing by Teck;

Section 3.3        No Fractional Elk Valley Common Shares and Rounding of Cash Consideration

(a)

In no event shall any Teck Shareholder be entitled to receive a fractional Elk Valley Common Share pursuant to the Distribution. Where the aggregate number of Elk Valley Common Shares to be issued to a Teck Shareholder pursuant to the Distribution would result in a fraction of an Elk Valley Common Share being issuable (i) the number of Elk Valley Common Shares to be issued to such Teck Shareholder shall be rounded down to the closest whole number; (ii) the Depositary will aggregate all such fractional Elk Valley Common Shares and cause them to be sold in the open market for the account of such Teck Shareholders; and (iii) the proceeds that the Depositary may realize from the sale of such fractional Elk Valley Common Share will be distributed, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, to each Teck Shareholder entitled thereto pro rata to their respective fractional interests.

(b)

If any cash amount a Teck Shareholder is entitled to receive pursuant to the Distribution would otherwise include a fraction of $0.01, then such cash amount such Teck Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

Section 3.4        U.S. Securities Matters

The Elk Valley Common Shares to be issued to Teck Shareholders and the Elk Valley Options to be issued to holders of Teck Options pursuant to the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended.

ARTICLE 4

CERTIFICATES

Section 4.1        Entitlement to Certificates

(a)

To facilitate the distribution and transfer of the Distribution Consideration to the Teck Shareholders pursuant to the Distribution, Teck shall execute and deliver to the Transfer Agent an irrevocable power of attorney at or prior to the Effective Time, authorizing the Transfer Agent to distribute and transfer the Distribution Consideration to the Depositary, in trust for the Teck Shareholders, and the Depositary shall hold the Distribution Consideration on behalf of the Teck Shareholders and deliver the Distribution Consideration to the Teck Shareholders in accordance with the terms of this Plan of Arrangement and Elk Valley will deliver a treasury order or such other direction to effect such issuance to the Transfer Agent and the Depositary as requested by it.

(b)

As soon as practicable after the Effective Date, the Depositary will deliver to each Teck Shareholder of record as of the Effective Time share certificates or direct registration statements representing the Elk Valley Common Share portion of the Distribution Consideration that such holder is entitled to pursuant to the Arrangement, if any.

Section 4.2        No Liens

Any exchange, distribution or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 5

AMENDMENTS

Section 5.1        Amendments to Plan of Arrangement

(a)

Teck and Elk Valley may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) agreed to in writing by Teck and Elk Valley, each acting reasonably; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) approved by some or all of the Teck Shareholders and/or communicated to the Teck Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Teck or Elk Valley at any time prior to or at the Meeting (provided that Teck or Elk Valley, as applicable, will have consented thereto) with or without any other prior notice or communication to Teck Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if: (i) it is agreed to in writing by Teck and Elk Valley, each acting reasonably; (ii) it is approved by the Court; and (iii) if required by the Court, it is approved by some or all of the Teck Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made at any time following the Effective Time by Teck and Elk Valley without the approval of the Court, the Teck Shareholders or the shareholders of Elk Valley, provided that it concerns a matter which, in the reasonable opinion of Teck and Elk Valley, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of Teck Shares or any holder of Elk Valley Shares.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1        Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Teck, Elk Valley, Teck Resources Coal Partnership, Fording Partnership, TCP, EMLP, 6069789 Canada, TCL, Neptune Bulk Terminals (Canada) Ltd., Cardinal River Nominee and New TCP Nominee shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE A

CONDITIONS ATTACHING TO THE ELK VALLEY SHARES

SCHEDULE A-1

The rights, privileges, restrictions and conditions attaching to the shares of the Corporation are as follows:

PART 1: COMMON SHARES

1.	Voting

(a)

The holders of the Common Shares are entitled to receive notice of, attend and vote (in person or by proxy) at all meetings of the shareholders of the Corporation except where holders of another class or series are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act (the “Act”), applicable securities laws or the rules of any applicable stock exchange.

(b)	Each Common Share entitles the holder to one vote at all meetings of shareholders of Common Shares provided that such holder is a holder of Common Shares as of the record date for such meeting.

2. Dividends – Discretionary

Subject to the rights of the holders of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to such dividends as the directors of the Corporation may declare from time to time on the Common Shares, in their absolute discretion, in accordance with applicable law. Any such dividends are payable by the Corporation as and when determined by the directors of the Corporation, in their absolute discretion. The directors may also determine whether any such dividend is payable in money or property or by issuing fully paid shares in the share capital of the Corporation.

3. Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

4. Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Common Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 4 of this Part 1.

SCHEDULE A-2

PART 2: FIRST PREFERRED SHARES

1.	Defined Terms

(a)	In these First Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Act” means the Canada Business Corporations Act;

(ii)	“Applicable Redemption Date” has the meaning set out in Section 6(b) of this Part 2;

(iii)

“Arrangement” means the arrangement under Section 192 of the Act on the terms and subject to the conditions set forth in the Plan of Arrangement attached to the Certificate of Arrangement dated [insert Effective Date of the Arrangement] issued by the Director under the Act and the transactions contemplated thereby;

(iv)

“Available Cash” means, in respect of a Fiscal Quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 90% of Free Cash Flow for such Fiscal Quarter, or (II) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 92.5% of Free Cash Flow for such Fiscal Quarter; less (B) the amount of any Royalty paid or payable in respect of such Fiscal Quarter;

(v)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time;

(vi)

“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(vii)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(viii)	“Book-Entry Shares” means the First Preferred Shares held through the Book-Based System;

(ix)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks in Vancouver, British Columbia, Canada are generally not open for business;

(x)	“Cash Shortfall” has the meaning set out in Section 6(a)(i) of this Part 2;

(xi)	“Cash Shortfall Amount” has the meaning set out in Section 6(a)(i) of this Part 2;

(xii)	“CDS” and “CDS & Co” means CDS Clearing and Depository Services Inc. or any successor thereof;

(xiii)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the Act in respect of the Arrangement;

(xiv)	“Change of Control” means the occurrence of any of the following:

(A)

any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of the Corporation, and following such event Continuing Directors cease to constitute at least a majority of the Board of Directors;

(B)

an amalgamation, arrangement or other form of business combination of the Corporation with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;

(C)

any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of the Corporation; or

(D)	the Corporation sells or otherwise disposes of all or substantially all of its assets in one or more transactions;

(xv)	“Change of Control Retraction Right” has the meaning set out in Section 6(a)(iii) of this Part 2;

(xvi)

“Consolidated Taxes Reserve” means, for any Fiscal Quarter, an amount equal to a reasonable reserve on account of the Corporation and its Subsidiaries’ liabilities for Consolidated Taxes (as defined in Exhibit A to these share terms) that have accrued in such Fiscal Quarter or were accrued in a previous Fiscal Quarter, but that in either case have not been paid by or on behalf of the Corporation or any of its Subsidiaries in such Fiscal Quarter or a prior Fiscal Quarter;

(xvii)

“Continuing Director” means, as of any date of determination, any member of the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (A) was a member of the Board of Directors on [insert Effective Date of the Arrangement]; or (B) was nominated for election, elected or appointed to the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (A) or (B) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;

(xviii)

“Definitive Share” or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more First Preferred Shares;

(xix)

“Discretionary Cash” means, in respect of a Fiscal Quarter, (A) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 10% of Free Cash Flow for such Fiscal Quarter or (B) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 7.5% of Free Cash Flow for such Fiscal Quarter;

(xx)	“Discretionary Redemption Notice” has the meaning set out in Section 5(d) of this Part 2;

(xxi)	“Discretionary Redemption Right” has the meaning set out in Section 5(c) of this Part 2;

(xxii)	“EOD Retraction Right” has the meaning set out in Section 6(a)(ii) of this Part 2;

(xxiii)

“Equity Securities” means Common Shares or Preferred Shares or any evidences of shares or other securities (excluding debt securities) that by their terms are directly or indirectly convertible into or exchangeable for Common Shares or Preferred Shares;

(xxiv)	“EST Reserve” has the meaning set out in Exhibit A to these share terms;

(xxv)

“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] of the Investment Covenant Agreement that occurs and continues unremedied for: (A) if the breach occurs prior to the Royalty Expiry Time, 365 days, or (B) if the breach occurs on or after the Royalty Expiry Time, 90 days;

(xxvi)	“Fiscal Quarter” means each three month period ending on the last day of March, June, September and December in each year;

(xxvii)	“Free Cash Flow” has the meaning set out in Exhibit A to these share terms, and shall be calculated in accordance with Sections 1 and 2 of Exhibit A to these share terms;

(xxviii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xxix)

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are publicly accountable in Canada, in effect as at the date of the Royalty Agreement, subject to the terms thereof;

(xxx)	“In-Kind Payment” has the meaning set out in Exhibit A to these share terms;

(xxxi)

“Investment Covenant Agreement” means the Investment Covenant Agreement dated as of [insert Effective Date of the Arrangement], among, inter alios, the Corporation and the holders of the Preferred Shares, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(xxxii)	“ITA” has the meaning set out in Section 10 of this Part 2;

(xxxiii)	“Maximum Number of Shares” has the meaning set out in Section 5(a)(i) of this Part 2;

(xxxiv)

“Minimum Cash Amount” means, for any Fiscal Quarter, the sum of (A) C$250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such Fiscal Quarter, plus (C) an amount equal to the EST Reserve in respect of such Fiscal Quarter;

(xxxv)	“Participants” means the participants in the Book-Based System;

(xxxvi)	“Periodic Redemption Notice” has the meaning set out in Section 5(b)(ii) of this Part 2;

(xxxvii)	“Periodic Redemption Right” has the meaning set out in Section 5(a) of this Part 2;

(xxxviii)	“Periodic Retraction Right” has the meaning set out in Section 6(a)(i) of this Part 2;

(xxxix)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(xl)	“Preferred Shares” means the First Preferred Shares, the Second Preferred Shares, and any other shares that may be issued or issuable in the share capital of the Corporation other than Common Shares;

(xli)	“Redemption Amount” has the meaning set out in Section 5(a) of this Part 2;

(xlii)	“Redemption Notice” has the meaning set out in Section 5(f) of this Part 2;

(xliii)	“Redemption Price” has the meaning set out in Section 5(a) of this Part 2;

(xliv)	“Retraction Notice” has the meaning set out in Section 6(b) of this Part 2;

(xlv)	“Retraction Price” has the meaning set out in Section 6(a) of this Part 2;

(xlvi)	“Retraction Rights” has the meaning set out in Section 6(a)(iv) of this Part 2;

(xlvii)

“Royalty Agreement” means the royalty agreement dated [insert Effective Date of the Arrangement] initially between, among others, the Corporation, Teck Coal Limited and 6069789 Canada Inc. as royalty payors, and Teck Coal Partnership and Elkview Mine Limited Partnership, as royalty payees, as such agreement may be amended, restated, assigned or replaced, in whole or in part, from time to time;

(xlviii)	“Royalty Expiry Time” means the termination of the Royalty Agreement in accordance with its terms;

(xlix)

“Royalty Payments” means any payments made by the Corporation pursuant to the terms of the Royalty Agreement, with the amount of any In-Kind Payment thereunder being calculated based on the cash amount that would have been paid in respect thereof if the applicable royalty holder(s) had not elected to receive such In-Kind Payment;

(l)	“Special Holder” means Teck Metals Corp. (fka Teck Resources Limited), a corporation governed by the Act;

(li)	“Stated Maturity” means [insert date that is the twentieth anniversary of the Effective Date of the Arrangement];

(lii)	“Stated Maturity Retraction Right” has the meaning set out in Section 6(a)(iv) of this Part 2;

(liii)	“Statement of Available Cash” has the meaning set out in Section 5(b)(i) of this Part 2;

(liv)	“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;

(lv)	“System Operator” means CDS or its nominee or any successor thereof; and

(lvi)

“Unrestricted Cash” means consolidated cash or cash equivalents available to the Corporation or its Subsidiaries for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a Subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to the Corporation are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.

2. Interpretation

(a)

Accounting matters: Unless otherwise stated, all accounting terms used in these share terms shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

(b)	Currency: All currency amounts referred to herein are, unless otherwise stated, expressed in Canadian dollars. References herein to “dollars”, “CAD$” or to “C$” are to Canadian dollars.

(c)	Other Definitional and Interpretative Provisions: Unless the context otherwise requires, in these share terms:

(i)

words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa; the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(ii)

a reference to an agreement or document (including a reference to these share terms) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by these share terms or that other agreement or document;

(iii)

references to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time;

(iv)

unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to these share terms on a day that is not a Business Day, then such payment or action shall be made or taken on the next Business Day;

(v)	references to time are to local time, Vancouver, British Columbia;

(vi)	references to “holder(s)” of First Preferred Shares are to “registered holder(s)” of First Preferred Shares;

(vii)

Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein) shall be determined by the Corporation in the same manner as Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein), respectively, are calculated pursuant to the Royalty Agreement; and

(viii)

a Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third-mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.

3. Non-Voting

The holders of First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of shareholders of the Corporation and the First Preferred Shares carry no voting rights, except as otherwise provided in the Act, applicable securities laws or the rules of any applicable stock exchange.

4. Dividends – Fixed, Cumulative, Preferential

(a)

The holders of the First Preferred Shares are entitled to an annual fixed cumulative preferential dividend in the amount of C$650.00 per annum on each First Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within twelve (12) Business Days following the last day of each Fiscal Quarter to holders of First Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within twelve (12) Business Days following [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying C$650.00 by the number of days in the period from and including the date of issue of the First Preferred Shares to but excluding [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs], and dividing that product by 365.

(b)

If within twelve (12) Business Days following the last day of any Fiscal Quarter, the amount of the dividend to have been paid on such date is not declared and paid in full on all of the issued and outstanding First Preferred Shares, any amount not declared and paid will be paid on a subsequent date or dates as determined by the directors of the Corporation.

(c)

Subject to Section 4(b) of this Part 2, the directors of the Corporation are entitled from time to time, for any part of a fiscal period, to declare part of the annual fixed cumulative preferential dividend on the First Preferred Shares even if the dividend for such year may not be declared in full.

(d)

No dividend or any other payment (including without limitation on account of redemptions, retractions or returns of capital) shall be declared and paid on, or set apart for, the Common Shares, the Second Preferred Shares or any other class of shares of the Corporation ranking junior to the First Preferred Shares unless all accrued cumulative dividends on the First Preferred Shares then outstanding have been declared and paid or provided for at the date such other dividend is declared, paid or set apart.

(e)

Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted under applicable law) and payment of the cheques shall satisfy such dividends, provided that, at the election of the Corporation, payments in respect of dividends may instead be made in the manner set out in Section 13 of this Part 2.

(f)	The holders of the First Preferred Shares are not entitled to any dividend other than, or in excess of, the fixed cumulative preferential dividend provided for in this Section 4 of this Part 2.

(g)	A holder of a fractional First Preferred Share is entitled to dividends in respect of such fractional share.

5. Redemption

(a)

Subject to the Act, the Corporation may, following the last day of each Fiscal Quarter, redeem (a “Periodic Redemption Right”) the whole or any part of the outstanding First Preferred Shares on payment for each such share to be redeemed of C$10,000.00 per share (such amount, the “Redemption Amount”), together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Redemption Price”), provided that:

(i)

prior to the Stated Maturity, the maximum number of First Preferred Shares that may be redeemed pursuant to the Periodic Redemption Right, on any date, will be equal to the Available Cash generated during the most recent Fiscal Quarter ended prior to the date of such redemption divided by the Redemption Price, rounded down to the nearest whole number (the “Maximum Number of Shares”);

(ii)	if a Periodic Redemption Right is exercised by the Corporation, the Corporation shall redeem the Maximum Number of Shares in respect of such Periodic Redemption Right; and

(iii)

if a Periodic Redemption Right is exercised by the Corporation and, given the applicable Maximum Number of Shares, less than all of the then outstanding First Preferred Shares are to be redeemed, the First Preferred Shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of First Preferred Shares held by each holder thereof.

(b)

Within nine (9) Business Days following the end of each Fiscal Quarter, the Corporation shall send in writing to each Person who, at such date, is a holder of First Preferred Shares (or any one of the Persons if there are joint holders of First Preferred Shares):

(i)	a statement of the Available Cash generated during such Fiscal Quarter (a “Statement of Available Cash”); and

(ii)

if the Corporation wishes to exercise its Periodic Redemption Right in respect of the Fiscal Quarter reflected in the Statement of Available Cash, a redemption notice (a “Periodic Redemption Notice”) specifying the aggregate

Redemption Price, the Maximum Number of Shares, such holder’s pro rata portion of the Maximum Number of Shares, the date (which shall be within four (4) days following the date of the Periodic Redemption Notice) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the First Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated First Preferred Shares.

(c)

In addition to the Periodic Redemption Right, subject to the Act, the Corporation may, between the twentieth (20th) Business Day and the twenty sixth (26th) Business Day following the last day of each Fiscal Quarter, redeem (a “Discretionary Redemption Right”) the whole or any part of the outstanding First Preferred Shares (other than any First Preferred Shares in respect of which a Retraction Right has been validly exercised prior to the exercise of such Discretionary Redemption Right) on payment for each such share to be redeemed of the Redemption Price, provided that:

(i)

prior to the Stated Maturity, the maximum number of First Preferred Shares that may be redeemed pursuant to the Discretionary Redemption Right, on any date, will be equal to that whole number of First Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by the Corporation from the issuance by the Corporation of Equity Securities, in each case during the most recent Fiscal Quarter ended prior to the date of such redemption; and

(ii)

if a Discretionary Redemption Right is exercised by the Corporation and less than all of the then outstanding First Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of First Preferred Shares held by each holder.

(d)

Unless the holders of the First Preferred Shares to be redeemed pursuant to a Discretionary Redemption Right have waived notice of redemption, the Corporation shall give not less than two (2) Business Days’ notice in writing of the redemption by sending to each Person who, at the date of such notice, is a holder of First Preferred Shares (or any one of the Persons if there are joint holders of First Preferred Shares) a redemption notice (a “Discretionary Redemption Notice”) specifying the aggregate Redemption Price, such holder’s pro rata portion of the First Preferred Shares to be redeemed, the date (which shall not be less than twenty (20) Business Days and not more than twenty six (26) Business Days following the end of each Fiscal Quarter) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the First Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated First Preferred Shares.

(e)

In addition to the Periodic Redemption Right and the Discretionary Redemption Right, the Corporation shall, unless otherwise agreed by the Special Holder, on [insert date that is the Business Day after the Effective Date of the Arrangement], redeem that number of First Preferred Shares held by the Special Holder equal to: (i) either C$374,530,000.00 or C$435,000,000.00, as specified by the Special Holder, divided by (ii) the Redemption Amount, upon payment to the Special Holder of the aggregate Redemption Amount of the First Preferred Shares to be so redeemed.

(f)

Each Periodic Redemption Notice and each Discretionary Redemption Notice (each a “Redemption Notice”), as well as each Statement of Available Cash, shall be sent by ordinary prepaid post addressed to the last address of such holder (or any one of the holders if there are joint holders) as it appears on the records of the Corporation (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the directors may determine; provided, however, that accidental failure or omission to give any such Redemption Notice or Statement of Available Cash to one or more of such holders shall not affect the validity of any redemption.

(g)

On or after the date specified for redemption in a Redemption Notice, the Corporation shall pay or cause to be paid to or to the order of the holders of the First Preferred Shares to be redeemed, the Redemption Price thereof. The Redemption Price shall be paid to such holder (i) if the shares are certificated, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in the Redemption Notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed, and (ii) if the shares are uncertificated, on completion of the steps, if any, that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice, and such uncertificated shares shall thereupon be redeemed.

(h)

Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of any Redemption Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Redemption Price, provided that, at the election of the Corporation, payments in respect of the Redemption Price may instead be made in the manner set out in Section 5(k) or in Section 13 of this Part 2.

(i)

If only a part of the First Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the First Preferred Shares remain registered to the holder.

(j)

From and after the date specified for redemption in any Redemption Notice, the holders of the First Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any rights in respect thereof, except to receive the Redemption Price, unless a cheque in payment of the Redemption Price is not honored when presented for payment or payment of the Redemption Price by such other means provided for in this Section 5 of this Part 2 or in Section 13 of this Part 2 is not received, in which case the rights of the holders of such First Preferred Shares shall remain unimpaired.

(k)

The Corporation shall have the right, at any time after giving a Redemption Notice, to deposit the Redemption Price for any First Preferred Shares to be so redeemed in a special account with any chartered bank or trust company in Canada named in the Redemption Notice. The Redemption Price so deposited shall be paid without interest to or to the order of the respective holders of the First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Upon such deposit being made, the First Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof, after such deposit, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price of the First Preferred Shares so deposited against presentation and surrender of the certificates held by them respectively, in the case of shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Any interest on any such deposit shall belong to the Corporation. The Corporation shall be entitled to withdraw any amount of such deposit that remains unclaimed for a period of six years from the date of deposit and thereafter, holders of the applicable First Preferred Shares may only present and surrender the certificates of First Preferred Shares to the Corporation directly to obtain the Redemption Price for each redeemed First Preferred Shares.

6. Retraction

(a)

Subject to the Act, a holder of First Preferred Shares shall be entitled, at such holder’s option, to require the Corporation to redeem the First Preferred Shares registered in the name of such holder on the books of the Corporation upon payment for each share to be redeemed of an amount equal to the Redemption Amount together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Retraction Price”), if:

(i)

the Maximum Number of Shares in respect of any Fiscal Quarter is equal to or greater than one (1), the Corporation has not exercised its Periodic Redemption Right in respect of such Fiscal Quarter and such holder delivers a Retraction Notice to the Corporation within eight (8) Business Days of the delivery of the Statement of Available Cash for such Fiscal Quarter electing to exercise a retraction right in respect of all or part of such holder’s First Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”); provided that (A) if the number of First Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a Fiscal Quarter exceeds the Maximum Number of Shares for such Fiscal Quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions, according to the number of First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter; and (B) provided further that if, in respect of any Fiscal Quarter, immediately after paying the aggregate Redemption Price to the holders of First Preferred Shares who have exercised a Periodic Retraction Right in respect of a Fiscal Quarter (after giving effect to clause (A) above), the Corporation will not have, on a pro forma basis, Unrestricted Cash in excess of the Minimum Cash Amount (a “Cash Shortfall” and, the amount by which Minimum Cash Amount exceeds Unrestricted Cash, the “Cash Shortfall Amount”), only the number of First Preferred Shares shall be redeemed as would not result in a Cash Shortfall (calculated as (I) the number of First Preferred Shares to be redeemed under such Periodic Retraction Right before giving effect to this clause (B), minus (II) the quotient of (x) the Cash Shortfall Amount, divided by (y) C$10,000.00), pro rata, disregarding any fractions, according to the number of First Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter;

(ii)

an Event of Default occurs and such holder delivers a Retraction Notice to the Corporation at any time thereafter during which such Event of Default is continuing, electing to exercise a retraction right in respect of all or part of such holder’s First Preferred Shares (the “EOD Retraction Right”);

(iii)

a Change of Control occurs and within thirty (30) days of the holder receiving notice from the Corporation of the occurrence of the Change of Control such holder delivers a Retraction Notice to the Corporation, electing to exercise a retraction right in respect of all or part of such holder’s First Preferred Shares (the “Change of Control Retraction Right”); or

(iv)

the Stated Maturity occurs, and such holder delivers a Retraction Notice to the Corporation at any time thereafter electing to exercise a retraction right in respect of all of such holder’s First Preferred Shares (the “Stated Maturity

Retraction Right” and, together with the Periodic Retraction Right, the EOD Retraction Right and the Change of Control Retraction Right, the “Retraction Rights”).

(b)

A holder of First Preferred Shares exercising any of such holder’s Retraction Rights, shall deliver to the Corporation at its registered office a notice (a “Retraction Notice”) in writing specifying (i) that the holder desires to have the whole or, other than in the case of the exercise of the Stated Maturity Retraction Right, any part of the First Preferred Shares registered in such holder’s name unconditionally redeemed by the Corporation and (ii) the Business Day, which shall be within seven (7) days from the date of mailing of the Retraction Notice, on which the holder desires to have the Corporation unconditionally redeem such First Preferred Shares (the “Applicable Redemption Date”), together with the share certificates, if any, representing the First Preferred Shares which the holder desires to have the Corporation unconditionally redeem. The holder of any First Preferred Shares may revoke such Retraction Notice prior to the Applicable Redemption Date only with the consent of the Corporation.

(c)

Upon receipt of a Retraction Notice and, in the case of shares that are certificated, share certificates, the Corporation shall, on the Applicable Redemption Date, redeem the First Preferred Shares subject to the Retraction Notice by paying to the holder an amount equal to the Retraction Price for such First Preferred Shares.

(d)

Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of any Retraction Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Retraction Price, provided that, at the election of the Corporation, payments in respect of the Retraction Price may instead be made in the manner set out in Section 13 of this Part 2.

(e)

If only a part of the First Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the First Preferred Shares remain registered to the holder.

(f)

Upon payment of the Retraction Price on the Applicable Redemption Date of the First Preferred Shares to be redeemed by the Corporation pursuant to a Retraction Notice, the holder(s) thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof, unless a cheque in payment of the Retraction Price is not honored when presented for payment or payment of the Retraction Price by such other means provided for hereunder is not received.

(g)

If the redemption by the Corporation on any Applicable Redemption Date of all of the First Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, then the Corporation shall be obligated to redeem only the maximum number of First Preferred Shares which the Corporation is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of First Preferred Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall (i) issue new certificates representing the First Preferred Shares not redeemed by the Corporation to such holders or (ii) provide reasonably satisfactory evidence to such holders of the First Preferred Shares not redeemed by the Corporation. The Corporation shall, before redeeming any other First Preferred Shares, redeem, on the first day of each month thereafter the maximum number of such First Preferred Shares as would not then be contrary to any provisions of the Act or any other applicable law, until all of such First Preferred Shares have been redeemed. A holder of First Preferred Shares may, with the consent of the Corporation, by written notice to the Corporation, withdraw the requirement for the Corporation to redeem any First Preferred Shares not yet redeemed pursuant to Section 6(c) of this Part 2 as of the date of such notice.

7. Purchase for Cancellation

(a)

Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the First Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law.

(b)

In the case of purchase of First Preferred Shares by private contract, the Corporation shall not be required to offer to purchase First Preferred Shares from all shareholders before proceeding to purchase from any one shareholder nor shall it be required to make such purchases on a pro rata basis. From and after the date of such purchase under the provisions of this paragraph, the First Preferred Shares so purchased shall be cancelled.

8. Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any return on capital, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the First Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the Second Preferred Shares, the Common Shares or any other shares ranking junior to the First Preferred Shares, for each First Preferred

Share, an amount equal to the Redemption Amount per share together with any unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purposes, shall be treated as accruing up to, but excluding, the date of such liquidation, dissolution or winding-up.

9. Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of First Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 9 of this Part 2.

10. Subsection 191.2(1) Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the “ITA”) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under the ITA, such that no holder of the First Preferred Shares shall be required to pay tax on dividends received on the First Preferred Shares under section 187.2 of the ITA or any successor or replacement provision of similar effect.

11. Specified Amount

For purposes of subsection 191(4) of the ITA, or any successor or replacement provision of similar effect, the amount specified in respect of each First Preferred Share is C$10,000.00.

12. Book-Based System

(a)

Subject to the provisions of subsections 12(b) and (c) of this Part 2 and notwithstanding the provisions of Sections 1 through 11 of this Part 2, the First Preferred Shares (or any of them) may be evidenced by a registered Global Certificate representing the aggregate number of such First Preferred Shares held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers and surrenders of First Preferred Shares held in such manner shall be made only through the Book-Based System. Subject to subsection 12(c) of this Part 2, no beneficial (non-registered) holder of First Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 11 of this Part 2, so long as the System Operator is the holder of any First Preferred Shares:

(i)	the System Operator shall be considered the sole registered owner of such First Preferred Shares for the purposes of receiving notices or payments on or in respect of such First Preferred Shares; and

(ii)

the Corporation, pursuant to the exercise of rights of redemption shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such First Preferred Shares, the cash redemption price for the First Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ First Preferred Shares.

(c)

If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw such First Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this Section shall no longer be applicable to the First Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent for the First Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)

The provisions of Sections 1 through 11 of this Part 2 and the exercise of rights of redemption with respect to First Preferred Shares are subject to the provisions of this Section 12 of this Part 2, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 12 of this Part 2 shall prevail.

13. Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the First Preferred Shares, the Corporation may, at its option, make any payment due to holders of First Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable holders of First Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable holder of First Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a holder of First Preferred Shares prior to the date such payment is to be made, the Corporation shall make the payment in the manner otherwise provided for in this Part 2. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

SCHEDULE A-3

PART 3: SECOND PREFERRED SHARES

1.	Defined Terms

(a)	In these Second Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Act” means the Canada Business Corporations Act;

(ii)	“Applicable Redemption Date” has the meaning set out in Section 6(b) of this Part 3;

(iii)

“Arrangement” means the arrangement under Section 192 of the Act on the terms and subject to the conditions set forth in the Plan of Arrangement attached to the Certificate of Arrangement dated [insert Effective Date of the Arrangement], issued by the Director under the Act and the transactions contemplated thereby;

(iv)

“Available Cash” means, in respect of a Fiscal Quarter, an amount of cash equal to: (A) (I) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 90% of Free Cash Flow for such Fiscal Quarter, or (II) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 92.5% of Free Cash Flow for such Fiscal Quarter; less (B) the amount of any Royalty paid or payable in respect of such Fiscal Quarter;

(v)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time;

(vi)

“Book-Based System” means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof;

(vii)	“Book-Entry Holder” means the person that is the beneficial holder of a Book-Entry Share;

(viii)	“Book-Entry Shares” means the Second Preferred Shares held through the Book-Based System;

(ix)	“Business Day” means any day other than a Saturday, Sunday or any day on which banks in Vancouver, British Columbia, Canada are generally not open for business;

(x)	“Cash Shortfall” has the meaning set out in Section 6(a)(i) of this Part 3;

(xi)	“Cash Shortfall Amount” has the meaning set out in Section 6(a)(i) of this Part 3;

(xii)	“CDS” and “CDS & Co” means CDS Clearing and Depository Services Inc. or any successor thereof;

(xiii)	“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the Act in respect of the Arrangement;

(xiv)	“Change of Control” means the occurrence of any of the following:

(A)

any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry 25% or more of the votes attached to all outstanding voting securities of the Corporation, and following such event Continuing Directors cease to constitute at least a majority of the Board of Directors;

(B)

an amalgamation, arrangement or other form of business combination of the Corporation with another Person is completed with the result that any Person or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)) owns or exercises control or direction over voting securities of the resulting entity carrying 25% or more of the votes attached to all outstanding voting securities of the resulting entity, and following such event Continuing Directors cease to constitute at least a majority of the board of directors (or equivalent governing body) of the resulting entity;

(C)

any Person, or group of Persons acting jointly or in concert (as defined in the Securities Act (Ontario)), directly or indirectly, acquires ownership of or control or direction over voting securities of the Corporation which, together with all other voting securities of the Corporation held by such Person or Persons, carry more than 50% of the votes attached to all outstanding voting securities of the Corporation; or

(D)	the Corporation sells or otherwise disposes of all or substantially all of its assets in one or more transactions;

(xv)	“Change of Control Retraction Right” has the meaning set out in Section 6(a)(iii) of this Part 3;

(xvi)

“Consolidated Taxes Reserve” means, for any Fiscal Quarter, an amount equal to a reasonable reserve on account of the Corporation and its Subsidiaries’ liabilities for Consolidated Taxes (as defined in Exhibit A to these share terms) that have accrued in such Fiscal Quarter or were accrued in a previous Fiscal Quarter, but that in either case have not been paid by or on behalf of the Corporation or any of its Subsidiaries in such Fiscal Quarter or a prior Fiscal Quarter;

(xvii)

“Continuing Director” means, as of any date of determination, any member of the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) who: (A) was a member of the Board of Directors on [insert Effective Date of the Arrangement]; or (B) was nominated for election, elected or appointed to the Board of Directors (or the board of directors or equivalent governing body of a resulting entity following a Change of Control, if applicable) with the approval of a majority of the Continuing Directors who were members of such board of directors or equivalent governing body, as applicable, at the time of such nomination, election or appointment and was so nominated, elected or appointed other than at the request or on the recommendation of an acquiring Person(s) described in clauses (A) or (B) of the definition of Change of Control, any Person acting jointly or in concert with such Person(s), or any of their respective affiliates or representatives;

(xviii)

“Definitive Share” or “Definitive Shares” means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Second Preferred Shares;

(xix)

“Discretionary Cash” means, in respect of a Fiscal Quarter, (A) if a Change of Control has not occurred during or prior to such Fiscal Quarter, 10% of Free Cash Flow for such Fiscal Quarter or (B) if a Change of Control has occurred during or prior to such Fiscal Quarter, an amount equal to 7.5% of Free Cash Flow for such Fiscal Quarter;

(xx)	“Discretionary Redemption Notice” has the meaning set out in Section 5(d) of this Part 3;

(xxi)	“Discretionary Redemption Right” has the meaning set out in Section 5(c) of this Part 3;

(xxii)	“EOD Retraction Right” has the meaning set out in Section 6(a)(ii) of this Part 3;

(xxiii)

“Equity Securities” means Common Shares or Preferred Shares or any evidences of shares or other securities (excluding debt securities) that by their terms are directly or indirectly convertible into or exchangeable for Common Shares or Preferred Shares;

(xxiv)	“EST Reserve” has the meaning set out in Exhibit A to these share terms;

(xxv)

“Event of Default” means the occurrence of a breach or default by the Corporation or its applicable Subsidiaries of any of their covenants or obligations set forth in Section 4.12 [Indebtedness and Securities] of the Investment Covenant Agreement that occurs and continues unremedied for: (A) if the breach occurs prior to the Royalty Expiry Time, 365 days, or (B) if the breach occurs on or after the Royalty Expiry Time, 90 days;

(xxvi)	“Fiscal Quarter” means each three month period ending on the last day of March, June, September and December in each year;

(xxvii)	“Free Cash Flow” has the meaning set out in Exhibit A to these share terms, and shall be calculated in accordance with Sections 1 and 2 of Exhibit A to these share terms;

(xxviii)	“Global Certificate” means the global certificate representing outstanding Book-Entry Shares;

(xxix)

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are publicly accountable in Canada, in effect as at the date of the Royalty Agreement, subject to the terms thereof;

(xxx)	“In-Kind Payment” has the meaning set out in Exhibit A to these share terms;

(xxxi)

“Investment Covenant Agreement” means the Investment Covenant Agreement dated as of [insert Effective Date of the Arrangement], among, inter alios, the Corporation and the holders of the Preferred Shares, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(xxxii)	“ITA” has the meaning set out in Section 10 of this Part 3;

(xxxiii)	“Maximum Number of Shares” has the meaning set out in Section 5(a)(i) of this Part 3;

(xxxiv)

“Minimum Cash Amount” means, for any Fiscal Quarter, the sum of (A) C$250 million, plus (B) an amount equal to the Consolidated Taxes Reserve in respect of such Fiscal Quarter, plus (C) an amount equal to the EST Reserve in respect of such Fiscal Quarter;

(xxxv)	“Participants” means the participants in the Book-Based System;

(xxxvi)	“Periodic Redemption Notice” has the meaning set out in Section 5(b)(ii) of this Part 3;

(xxxvii)	“Periodic Redemption Right” has the meaning set out in Section 5(a) of this Part 3;

(xxxviii)	“Periodic Retraction Right” has the meaning set out in Section 6(a)(i) of this Part 3;

(xxxix)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(xl)	“Preferred Shares” means the First Preferred Shares, the Second Preferred Shares, and any other shares that may be issued or issuable in the share capital of the Corporation other than Common Shares;

(xli)	“Redemption Amount” has the meaning set out in Section 5(a) of this Part 3;

(xlii)	“Redemption Notice” has the meaning set out in Section 5(e) of this Part 3;

(xliii)	“Redemption Price” has the meaning set out in Section 5(a) of this Part 3;

(xliv)	“Retraction Notice” has the meaning set out in Section 6(b) of this Part 3;

(xlv)	“Retraction Price” has the meaning set out in Section 6(a) of this Part 3;

(xlvi)	“Retraction Rights” has the meaning set out in Section 6(a)(iv) of this Part 3;

(xlvii)

“Royalty Agreement” means the royalty agreement dated [insert Effective Date of the Arrangement], initially between, among others, the Corporation, Teck Coal Limited and 6069789 Canada Inc. as royalty payors, and Teck Coal Partnership and Elkview Mine Limited Partnership, as royalty payees, as such agreement may be amended, restated, assigned or replaced, in whole or in part, from time to time;

(xlviii)	“Royalty Expiry Time” means the termination of the Royalty Agreement in accordance with its terms;

(xlix)

“Royalty Payments” means any payments made by the Corporation pursuant to the terms of the Royalty Agreement, with the amount of any In-Kind Payment thereunder being calculated based on the cash amount that would have been paid in respect thereof if the applicable royalty holder(s) had not elected to receive such In-Kind Payment;

(l)	“Stated Maturity” means [insert date that is the twentieth anniversary of the Effective Date of the Arrangement];

(li)	“Stated Maturity Retraction Right” has the meaning set out in Section 6(a)(iv) of this Part 3;

(lii)	“Statement of Available Cash” has the meaning set out in Section 5(b)(i) of this Part 3;

(liii)	“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and so on;

(liv)	“System Operator” means CDS or its nominee or any successor thereof; and

(lv)

“Unrestricted Cash” means consolidated cash or cash equivalents available to the Corporation or its Subsidiaries for use for general corporate purposes and not held in any reserve account or legally or contractually restricted for any particular purposes. For greater certainty, (A) the EST Reserve and the Consolidated Taxes Reserve are not reserve accounts for purposes of Unrestricted Cash, and (B) any cash or cash equivalents held in a Subsidiary captive insurance company in excess of the amount required to meet and maintain compliance with laws, statutory compliance, compliance with regulatory capital guidelines and tests, and reinsurance security agreements, and available to be returned to the Corporation are, absent other restrictions, deemed to be available for use for general corporate purposes and not to be held in any reserve account or legally or contractually restricted for any particular purposes.

2. Interpretation

(a)

Accounting matters: Unless otherwise stated, all accounting terms used in these share terms shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

(b)	Currency: All currency amounts referred to herein are, unless otherwise stated, expressed in Canadian dollars. References herein to “dollars”, “CAD$” or to “C$” are to Canadian dollars.

(c)	Other Definitional and Interpretative Provisions: Unless the context otherwise requires, in these share terms:

(i)

words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa; the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(ii)

a reference to an agreement or document (including a reference to these share terms) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by these share terms or that other agreement or document;

(iii)

references to a particular statute shall be to such statute and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time;

(iv)

unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. If any payment is required to be made or other action is required to be taken pursuant to these share terms on a day that is not a Business Day, then such payment or action shall be made or taken on the next Business Day;

(v)	references to time are to local time, Vancouver, British Columbia;

(vi)	references to “holder(s)” of Second Preferred Shares are to “registered holder(s)” of Second Preferred Shares;

(vii)

Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein) shall be determined by the Corporation in the same manner as Consolidated Taxes Reserve, EST Reserve, Free Cash Flow, Minimum Cash Amount and Unrestricted Cash (and all terms used therein), respectively, are calculated pursuant to the Royalty Agreement; and

(viii)

a Person is considered to “control” another Person if: (i) the second Person is a body corporate, the beneficial ownership by such first Person at the relevant time of shares of the second Person carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of the first Person to otherwise elect or appoint a majority of the directors of the second Person or influence their voting through any contract, understanding or other arrangement; (ii) the second Person is a partnership, joint venture or other Person, the beneficial ownership by such first Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; and the words “controlled by”, “controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned person”) who controls a corporation, partnership, joint venture, limited partnership or other Person (the “second-mentioned person”) shall be deemed to control: (A) any corporation, partnership, joint venture, limited partnership or other Person (the “third-mentioned person”) which is controlled by the second-mentioned Person; (B) any corporation, partnership, joint venture, limited partnership or other Person which is controlled by the third-mentioned Person, and (C) so on.

3. Non-Voting

The holders of Second Preferred Shares are not entitled to receive notice of, attend or vote at meetings of shareholders of the Corporation and the Second Preferred Shares carry no voting rights, except as otherwise provided in the Act, applicable securities laws or the rules of any applicable stock exchange.

4. Dividends – Fixed, Cumulative, Preferential

(a)

The holders of the Second Preferred Shares are entitled to an annual fixed cumulative preferential dividend in the amount of C$650.00 per annum on each Second Preferred Share held, as and when such dividends are declared by the directors of the Corporation in accordance with applicable law. Such dividend is payable in cash by the Corporation quarterly within twelve (12) Business Days following the last day of each Fiscal Quarter to holders of Second Preferred Shares as of the record date to receive such dividend, provided that the first dividend, if declared, shall be payable within twelve (12) Business Days following [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs] and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying C$650.00 by the number of days in the period from and including the date of issue of the Second Preferred Shares to but excluding [insert the last day of the Fiscal Quarter in which the Effective Date of the Arrangement occurs], and dividing that product by 365.

(b)

If within twelve (12) Business Days following the last day of any Fiscal Quarter, the amount of the dividend to have been paid on such date is not declared and paid in full on all of the issued and outstanding Second Preferred Shares, any amount not declared and paid will be paid on a subsequent date or dates as determined by the directors of the Corporation.

(c)

Subject to Section 4(b) of this Part 3, the directors of the Corporation are entitled from time to time, for any part of a fiscal period, to declare part of the annual fixed cumulative preferential dividend on the Second Preferred Shares even if the dividend for such year may not be declared in full.

(d)

No dividend or any other payment (including without limitation on account of redemptions, retractions or returns of capital) shall be declared and paid on, or set apart for, the Common Shares or any other class of shares of the Corporation ranking junior to the Second Preferred Shares unless all accrued cumulative dividends on the Second Preferred Shares then outstanding have been declared and paid or provided for at the date such other dividend is declared, paid or set apart.

(e)

Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted under applicable law) and payment of the cheques shall satisfy such dividends, provided that, at the election of the Corporation, payments in respect of dividends may instead be made in the manner set out in Section 13 of this Part 3.

(f)	The holders of the Second Preferred Shares are not entitled to any dividend other than, or in excess of, the fixed cumulative preferential dividend provided for in this Section 4 of this Part 3.

(g)	A holder of a fractional Second Preferred Share is entitled to dividends in respect of such fractional share.

5. Redemption

(a)

Subject to the Act, the Corporation may, after the date on which there are no First Preferred Shares issued and outstanding, following the last day of each Fiscal Quarter, redeem (a “Periodic Redemption Right”) the whole or any part of the outstanding Second Preferred Shares on payment for each such share to be redeemed of C$10,000.00 per share (such amount, the “Redemption Amount”), together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Redemption Price”), provided that:

(i)

prior to the Stated Maturity, the maximum number of Second Preferred Shares that may be redeemed pursuant to the Periodic Redemption Right, on any date, will be equal to the Available Cash generated during the most recent Fiscal Quarter ended prior to the date of such redemption divided by the Redemption Price, rounded down to the nearest whole number (the “Maximum Number of Shares”);

(ii)	if a Periodic Redemption Right is exercised by the Corporation, the Corporation shall redeem the Maximum Number of Shares in respect of such Periodic Redemption Right; and

(iii)

if a Periodic Redemption Right is exercised by the Corporation and, given the applicable Maximum Number of Shares, less than all of the then outstanding Second Preferred Shares are to be redeemed, the Second Preferred Shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of Second Preferred Shares held by each holder thereof.

(b)

Within nine (9) Business Days following the end of each Fiscal Quarter, the Corporation shall send in writing to each Person who, at such date, is a holder of Second Preferred Shares (or any one of the Persons if there are joint holders of Second Preferred Shares):

(i)	a statement of the Available Cash generated during such Fiscal Quarter (a “Statement of Available Cash”); and

(ii)

if the Corporation wishes to exercise its Periodic Redemption Right in respect of the Fiscal Quarter reflected in the Statement of Available Cash, a redemption notice (a “Periodic Redemption Notice”) specifying the aggregate

Redemption Price, the Maximum Number of Shares, such holder’s pro rata portion of the Maximum Number of Shares, the date (which shall be within four (4) days following the date of the Periodic Redemption Notice) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the Second Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated Second Preferred Shares.

(c)

In addition to the Periodic Redemption Right, subject to the Act and provided that no First Preferred Shares are issued and outstanding, the Corporation may, between the twentieth (20th) Business Day and the twenty sixth (26th) Business Day following the last day of each Fiscal Quarter, redeem (a “Discretionary Redemption Right”) the whole or any part of the outstanding Second Preferred Shares (other than any Second Preferred Shares in respect of which a Retraction Right has been validly exercised prior to the exercise of such Discretionary Redemption Right) on payment for each such share to be redeemed of the Redemption Price, provided that:

(i)

prior to the Stated Maturity, the maximum number of Second Preferred Shares that may be redeemed pursuant to the Discretionary Redemption Right, on any date, will be equal to that whole number of Second Preferred Shares for which the full Redemption Price can be paid with the Discretionary Cash generated, plus the net cash proceeds received by the Corporation from the issuance by the Corporation of Equity Securities, in each case during the most recent Fiscal Quarter ended prior to the date of such redemption; and

(ii)

if a Discretionary Redemption Right is exercised by the Corporation and less than all of the then outstanding Second Preferred Shares are to be redeemed, the shares so to be redeemed shall be redeemed pro rata, disregarding fractions, according to the number of Second Preferred Shares held by each holder.

(d)

Unless the holders of the Second Preferred Shares to be redeemed pursuant to a Discretionary Redemption Right have waived notice of redemption, the Corporation shall give not less than two (2) Business Days’ notice in writing of the redemption by sending to each Person who, at the date of such notice, is a holder of Second Preferred Shares (or any one of the Persons if there are joint holders of Second Preferred Shares) a redemption notice (a “Discretionary Redemption Notice”) specifying the aggregate Redemption Price, such holder’s pro rata portion of the Second Preferred Shares to be redeemed, the date (which shall not be less than twenty (20) Business Days and not more than twenty six (26) Business Days following the end of each Fiscal Quarter) on which redemption is to take place and the place and manner in which the holder shall surrender to the Corporation the certificate or certificates representing the Second Preferred Shares to be redeemed, including the steps that a holder should take with respect to any uncertificated Second Preferred Shares.

(e)

Each Periodic Redemption Notice and each Discretionary Redemption Notice (each a “Redemption Notice”), as well as each Statement of Available Cash, shall be sent by ordinary prepaid post addressed to the last address of such holder (or any one of the holders if there are joint holders) as it appears on the records of the Corporation (or at such holder’s recorded address by means of any electronic or other communication facility) or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, or such other method as the directors may determine; provided, however, that accidental failure or omission to give any such Redemption Notice or Statement of Available Cash to one or more of such holders shall not affect the validity of any redemption.

(f)

On or after the date specified for redemption in a Redemption Notice, the Corporation shall pay or cause to be paid to or to the order of the holders of the Second Preferred Shares to be redeemed, the Redemption Price thereof. The Redemption Price shall be paid to such holder (i) if the shares are certificated, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in the Redemption Notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed, and (ii) if the shares are uncertificated, on completion of the steps, if any, that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice, and such uncertificated shares shall thereupon be redeemed.

(g)

Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of any Redemption Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Redemption Price, provided that, at the election of the Corporation, payments in respect of the Redemption Price may instead be made in the manner set out in Section 5(j) or in Section 13 of this Part 3.

(h)

If only a part of the Second Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the Second Preferred Shares remain registered to the holder.

(i)

From and after the date specified for redemption in any Redemption Notice, the holders of the Second Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any rights in respect thereof, except to receive the Redemption Price, unless a cheque in payment of the Redemption Price is not honored when presented for payment or payment of the Redemption Price by such other means provided for in this Section 5 or in Section 13 of this Part 3 is not received, in which case the rights of the holders of such Second Preferred Shares shall remain unimpaired.

(j)

The Corporation shall have the right, at any time after giving a Redemption Notice, to deposit the Redemption Price for any Second Preferred Shares to be so redeemed in a special account with any chartered bank or trust company in Canada named in the Redemption Notice. The Redemption Price so deposited shall be paid without interest to or to the order of the respective holders of the Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Upon such deposit being made, the Second Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof, after such deposit, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price of the Second Preferred Shares so deposited against presentation and surrender of the certificates held by them respectively, in the case of shares that are certificated, or upon completion of the steps that a holder is to take with respect to uncertificated shares as specified in the Redemption Notice. Any interest on any such deposit shall belong to the Corporation. The Corporation shall be entitled to withdraw any amount of such deposit that remains unclaimed for a period of six years from the date of deposit and thereafter, holders of the applicable Second Preferred Shares may only present and surrender the certificates of Second Preferred Shares to the Corporation directly to obtain the Redemption Price for each redeemed Second Preferred Shares.

6. Retraction

(a)

Subject to the Act, a holder of Second Preferred Shares shall be entitled, at such holder’s option, to require the Corporation to redeem the Second Preferred Shares registered in the name of such holder on the books of the Corporation upon payment for each share to be redeemed of an amount equal to the Redemption Amount together with an amount equal to all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but excluding, the date of redemption (the Redemption Amount plus such unpaid dividends, the “Retraction Price”), if:

(i)

there are no First Preferred Shares issued and outstanding, the Maximum Number of Shares in respect of any Fiscal Quarter is equal to or greater than one (1), the Corporation has not exercised its Periodic Redemption Right in respect of such Fiscal Quarter and such holder delivers a Retraction Notice to the Corporation within eight (8) Business Days of the delivery of the Statement of Available Cash for such Fiscal Quarter electing to exercise a retraction right in respect of all or part of such holder’s Second Preferred Shares, up to the Maximum Number of Shares (the “Periodic Retraction Right”); provided that (A) if the number of Second Preferred Shares in respect of which all of the holders thereof have exercised a Periodic Retraction Right in respect of a Fiscal Quarter exceeds the Maximum Number of Shares for such Fiscal Quarter, only the Maximum Number of Shares shall be redeemed pro rata, disregarding any fractions, according to the number of Second Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter; and (B) provided further that if, in respect of any Fiscal Quarter, immediately after paying the aggregate Redemption Price to the holders of Second Preferred Shares who have exercised a Periodic Retraction Right in respect of a Fiscal Quarter (after giving effect to clause (A) above), the Corporation will not have, on a pro forma basis, Unrestricted Cash in excess of the Minimum Cash Amount (a “Cash Shortfall” and, the amount by which Minimum Cash Amount exceeds Unrestricted Cash, the “Cash Shortfall Amount”), only the number of Second Preferred Shares shall be redeemed as would not result in a Cash Shortfall (calculated as (I) the number of Second Preferred Shares to be redeemed under such Periodic Retraction Right before giving effect to this clause (B), minus (II) the quotient of (x) the Cash Shortfall Amount, divided by (y) C$10,000.00), pro rata, disregarding any fractions, according to the number of Second Preferred Shares in respect of which each holder has exercised a Periodic Retraction Right in respect of such Fiscal Quarter;

(ii)

an Event of Default occurs and such holder delivers a Retraction Notice to the Corporation at any time thereafter during which such Event of Default is continuing, electing to exercise a retraction right in respect of all or part of such holder’s Second Preferred Shares (the “EOD Retraction Right”);

(iii)

a Change of Control occurs and within thirty (30) days of the holder receiving notice from the Corporation of the occurrence of the Change of Control such holder delivers a Retraction Notice to the Corporation, electing to exercise a retraction right in respect of all or part of such holder’s Second Preferred Shares (the “Change of Control Retraction Right”); or

(iv)

the Stated Maturity occurs, and such holder delivers a Retraction Notice to the Corporation at any time thereafter electing to exercise a retraction right in respect of all of such holder’s Second Preferred Shares (the “Stated Maturity Retraction Right” and, together with the Periodic Retraction Right, the EOD Retraction Right and the Change of Control Retraction Right, the “Retraction Rights”).

(b)

A holder of Second Preferred Shares exercising any of such holder’s Retraction Rights, shall deliver to the Corporation at its registered office a notice (a “Retraction Notice”) in writing specifying (i) that the holder desires to have the whole or, other than in the case of the exercise of the Stated Maturity Retraction Right, any part of the Second Preferred Shares registered in such holder’s name unconditionally redeemed by the Corporation and (ii) the Business Day, which shall be within seven (7) days from the date of mailing of the Retraction Notice, on which the holder desires to have the Corporation unconditionally redeem such Second Preferred Shares (the “Applicable Redemption Date”), together with the share certificates, if any, representing the Second Preferred Shares which the holder desires to have the Corporation unconditionally redeem. The holder of any Second Preferred Shares may revoke such Retraction Notice prior to the Applicable Redemption Date only with the consent of the Corporation.

(c)

Upon receipt of a Retraction Notice and, in the case of shares that are certificated, share certificates, the Corporation shall, on the Applicable Redemption Date, redeem the Second Preferred Shares subject to the Retraction Notice by paying to the holder an amount equal to the Retraction Price for such Second Preferred Shares.

(d)

Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of any Retraction Price (less any tax required to be deducted) and payment of the cheques shall satisfy such Retraction Price, provided that, at the election of the Corporation, payments in respect of the Retraction Price may instead be made in the manner set out in Section 13 of this Part 3.

(e)

If only a part of the Second Preferred Shares (i) represented by any share certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation or (ii) otherwise held by the registered shareholder is redeemed, the Corporation shall provide reasonably satisfactory evidence that the balance of the Second Preferred Shares remain registered to the holder.

(f)

Upon payment of the Retraction Price on the Applicable Redemption Date of the Second Preferred Shares to be redeemed by the Corporation pursuant to a Retraction Notice, the holder(s) thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof, unless a cheque in payment of the Retraction Price is not honored when presented for payment or payment of the Retraction Price by such other means provided for hereunder is not received.

(g)

If the redemption by the Corporation on any Applicable Redemption Date of all of the Second Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, then the Corporation shall be obligated to redeem only the maximum number of Second Preferred Shares which the Corporation is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Second Preferred Shares required by each such holder to be redeemed by the Corporation, and the Corporation shall (i) issue new certificates representing the Second Preferred Shares not redeemed by the Corporation to such holders or (ii) provide reasonably satisfactory evidence to such holders of the Second Preferred Shares not redeemed by the Corporation. The Corporation shall, before redeeming any other Second Preferred Shares, redeem, on the first day of each month thereafter the maximum number of such Second Preferred Shares as would not then be contrary to any provisions of the Act or any other applicable law, until all of such Second Preferred Shares have been redeemed. A holder of Second Preferred Shares may, with the consent of the Corporation, by written notice to the Corporation, withdraw the requirement for the Corporation to redeem any Second Preferred Shares not yet redeemed pursuant to Section 6(c) of this Part 3 as of the date of such notice.

7. Purchase for Cancellation

(a)

Subject to the Act and applicable laws, the Corporation may at any time or times purchase for cancellation the whole or any part of the Second Preferred Shares outstanding by agreement with the holder(s) of the shares being purchased at a price and in such manner as is determined by the board of directors of the Corporation in their sole discretion, in accordance with applicable law.

(b)

In the case of purchase of Second Preferred Shares by private contract, the Corporation shall not be required to offer to purchase Second Preferred Shares from all shareholders before proceeding to purchase from any one shareholder nor shall it be required to make such purchases on a pro rata basis. From and after the date of such purchase under the provisions of this paragraph, the Second Preferred Shares so purchased shall be cancelled.

8. Liquidation and Dissolution

In the event of the liquidation, dissolution or winding-up of the Corporation, or any return on capital, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Second Preferred Shares shall be entitled to receive, after prior satisfaction of all amounts payable to holders of First Preferred Shares in such circumstances, and before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Second Preferred Shares, for each Second Preferred Share, an amount equal to the Redemption Amount per share together with any unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which, for such purposes, shall be treated as accruing up to, but excluding, the date of such liquidation, dissolution or winding-up.

9. Withholding Tax

Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Second Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this Section 9 of this Part 3.

10. Subsection 191.2(1) Election

The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the “ITA”) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under the ITA, such that no holder of the Second Preferred Shares shall be required to pay tax on dividends received on the Second Preferred Shares under section 187.2 of the ITA or any successor or replacement provision of similar effect.

11. Specified Amount

For purposes of subsection 191(4) of the ITA, or any successor or replacement provision of similar effect, the amount specified in respect of each Second Preferred Share is C$10,000.00.

12. Book-Based System

(a)

Subject to the provisions of subsections 12(b) and (c) of this Part 3 and notwithstanding the provisions of Sections 1 through 11 of this Part 3, the Second Preferred Shares (or any of them) may be evidenced by a registered Global Certificate representing the aggregate number of such Second Preferred Shares held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of “CDS & Co.” (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers and surrenders of Second Preferred Shares held in such manner shall be made only through the Book-Based System. Subject to subsection 12(c) of this Part 3, no beneficial (non-registered) holder of Second Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder.

(b)	Notwithstanding the provisions of Sections 1 through 11 of this Part 3, so long as the System Operator is the holder of any Second Preferred Shares:

(i)

the System Operator shall be considered the sole registered owner of such Second Preferred Shares for the purposes of receiving notices or payments on or in respect of such Second Preferred Shares; and

(ii)

the Corporation, pursuant to the exercise of rights of redemption shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of such Second Preferred Shares, the cash redemption price for the Second Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Second Preferred Shares.

(c)

If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw such Second Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this Section shall no longer be applicable to the Second Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent for the Second Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect.

(d)

The provisions of Sections 1 through 11 of this Part 3 and the exercise of rights of redemption with respect to Second Preferred Shares are subject to the provisions of this Section 12 of this Part 3, and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this Section 12 of this Part 3 shall prevail.

13. Wire or Electronic Transfer of Funds

Notwithstanding any other right, privilege, restriction or condition attaching to the Second Preferred Shares, the Corporation may, at its option, make any payment due to holders of Second Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable holders of Second Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable holder of Second Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a holder of Second Preferred Shares prior to the date such payment is to be made, the Corporation shall make the payment in the manner otherwise provided for in this Part 3. The making of a payment by way of a wire or electronic transfer of funds shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

EXHIBIT “A”

FREE CASH FLOW

1. Definition of Free Cash Flow

(a)	For purposes of the Share Terms, “Free Cash Flow” for any Fiscal Quarter means the following (calculated without duplication) on a cash basis for that period:

(i)	EBITDA; minus

(ii)	Consolidated Taxes paid during such Fiscal Quarter; plus

(iii)	Tax Refunds; minus

(iv)	Net NCI Distributions; minus

(v)	Debt Service Expense; minus

(vi)	Capital Expenditures; minus

(vii)	EST Contribution Amount; plus

(viii)	EST Distributions; minus

(ix)	EST Reserve; plus

(x)	EST Reserve for the immediately preceding Fiscal Quarter; minus

(xi)	Preferred Dividends; minus

(xii)	Royalty Payments made during such Fiscal Quarter; plus

(xiii)	Net Proceeds from Debt; plus

(xiv)	Proceeds from Asset Sales; plus

(xv)	Proceeds from Insurance; plus

(xvi)	Neptune Loan Proceeds.

(b)	In the event that Free Cash Flow is a negative number, “Free Cash Flow” shall be deemed to be one dollar (C$1.00).

(c)

Capitalized terms used but not defined herein shall have the meaning given to them in Schedule “A” – “Share Terms of Elk Valley Resources Ltd.” of which this Exhibit “A” forms a part. For purposes of Section 1(a) of this Exhibit “A”, the following terms shall have the respective meanings set forth below:

“Area of Interest” means an area extending fifty (50) kilometres from the outermost external boundaries of the Initial Royalty Properties.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege, resolution or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, activity, transaction or event, or with respect to any of such Person’s property and assets or business and affairs (including any zoning approval, exploration, development, mining or building permit) or from any Person in connection with any easements, contractual rights or other matters.

“Benchmark Price” means, at any time, the Argus Premium HCC FOB Australia price published by Argus Ferrous Markets; provided that if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts Premium Low Vol HCC FOB Australia (PLVHA00) price published by S&P Global Platts, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then the Platts TSI Premium Hard Coking Coal FOB Australia price published by S&P Global Platts will be used for such Fiscal Quarter, or if such reference price has been discontinued or is otherwise unavailable at the applicable time, then such other index or reference price as agreed to by the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation in good faith or, if the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation fail to agree to an index or reference price within ten (10) Business Days from the last Business Day of the applicable Fiscal Quarter during which such reference price has been discontinued or has otherwise become unavailable, such index or reference price as determined by the Board of Directors upon the request of the holders of at least 50.01% of the outstanding Preferred Shares and the Corporation to be made promptly following the expiry of such ten (10) Business Day period (provided that, in making any such determination, the Board of Directors shall use the same Benchmark Price that is used to calculate In-Kind Payments under the Royalty Agreement).

“Capital Expenditures” means, for any Fiscal Quarter, all of the Elk Valley Entities’ capital costs and expenses in respect of the Royalty Properties (excluding any amounts included in Operating Costs), including sustaining capital expenditures, water treatment capital expenditures, major enhancement projects capital expenditures, innovation capital expenditures, DRP Expenditures classified as capital expenditures, and amounts in respect of Deferred Stripping costs, paid during such Fiscal Quarter.

“Capital Lease” means a lease that would, in accordance with IFRS, be treated as a balance sheet liability.

“Coal” means any and all coal products of every nature and kind, in whatever form or state.

“Coal Mountain” means the Coal Mountain Coal Project located in British Columbia, Canada.

“Coal Sales” means all actual sales of Coal produced, extracted by processing or otherwise recovered or produced or excavated from the Royalty Properties (including any such Coal derived from any processing or reprocessing of any Tailings, and including any other Coal resulting from the further processing of such Coal), by any of the Elk Valley Entities to any Person other than another Elk Valley Entity, expressed in metric kilotons (kt).

“Consolidated Taxes” means, for any Fiscal Quarter, all taxes, levies, duties, royalties, charges, fees and assessments whatsoever, of any federal, provincial, municipal or local government, domestic and foreign, or any subdivision thereof paid by any Elk Valley Entity, including without limitation, all federal and provincial income tax, value added taxes, any payroll taxes, severance taxes, sales and use taxes, customs duties, import fees, government royalties and net proceeds of mines taxes (including Mineral Taxes); and excluding only any value added taxes and sales and use taxes recoverable by any Elk Valley Entity from a Governmental Authority through any refund, rebate, credit or similar means.

“Cumulative Royalty Target” means C$7.005 billion.

“Debt Service Expense” means, for any Fiscal Quarter, any repaid principal and any interest, fees and other amounts of the Elk Valley Entities paid solely in respect of the Operations (including but not limited to, interest on instruments issued for reclamation bonding, interest on advance payments receipts and interest on leased assets or pursuant to Capital Leases) net of any interest income earned by the Elk Valley Entities solely in respect of the Royalty Properties during such Fiscal Quarter. For purposes of calculating Debt Service Expense, Operations shall be deemed to include the operations of Neptune Terminal.

“Deferred Stripping” means, for any Fiscal Quarter, all of the Elk Valley Entities’ collective deferred waste removal costs paid in such Fiscal Quarter in connection with surface mining activity during the production phase of mining on the Royalty Properties, paid during the applicable Fiscal Quarter.

“DRP Expenditures” means, for any Fiscal Quarter, all of the Elk Valley Entities’ expenses and charges paid in connection with associated decommissioning and restoration provisions of the Elk Valley Entities in respect of the Royalty Properties.

“EBITDA” means, for any Fiscal Quarter:

(i)	Gross Revenue for such Fiscal Quarter; minus

(ii)	Operating Costs for such Fiscal Quarter.

“Elk Valley” or the “Corporation” means Elk Valley Resources Ltd., and includes its successors.

“Elk Valley Entities” means each of Elk Valley, 6069789 Canada Inc. and Teck Coal Limited, and each of their respective direct and indirect Subsidiaries from time to time and any successor to any of them (and any of their respective permitted assigns pursuant to the Royalty Agreement), and “Elk Valley Entity” means any one of them. For greater certainty, Elk Valley Entities does not include the EST.

“Elkview” means the Elkview Coal Project located in British Columbia, Canada.

“EMLP” means Elkview Mine Limited Partnership, a limited partnership formed under the Laws of Alberta.

“Environmental Stewardship Program Agreement” means the Environmental Stewardship Program Agreement entered into on or about the date hereof between the EST, Elk Valley and Teck Metals Corp. (fka Teck Resources Limited), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

“EST” means the Environmental Stewardship Trust settled by Elk Valley pursuant to a Deed of Settlement dated on or about the date hereof, and includes its successors and permitted assigns.

“EST Contribution Amount” means, for any Fiscal Quarter, the amount paid as a contribution by Elk Valley to the EST pursuant to the Environmental Stewardship Program Agreement during such Fiscal Quarter; provided that the EST Contribution Amount shall not exceed the amount that Elk Valley is required to pay to the EST pursuant to the Environmental Stewardship Program Agreement.

“EST Distributions” means, for any Fiscal Quarter, the aggregate amount actually paid as a distribution by the EST to Elk Valley in such Fiscal Quarter on account of Qualifying Elk Valley Expenditures (as defined in the Environmental Stewardship Program Agreement).

“EST Reserve” means, for any Fiscal Quarter in a Fiscal Year, an amount equal to: (i) in the case of the first Fiscal Quarter in such Fiscal Year, one-quarter of the projected Annual Contribution (as defined in the Environmental Stewardship Program Agreement) (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; (ii) in the case of the second Fiscal Quarter in such Fiscal Year, one-half of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; (iii) in the case of the third Fiscal Quarter in such Fiscal Year, three-quarters of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year; and (iv) in the case of the fourth Fiscal Quarter in such Fiscal Year, the full amount of the projected Annual Contribution (assuming that the Free Cash Flow for such Fiscal Year is sufficient to make such Annual Contribution in full) for such Fiscal Year.

“Fording River” means the Fording River Coal Project located in British Columbia, Canada.

“Governmental Authority” means (i) any multinational, federal, central, provincial, state, regional, municipal, local, or other government, governmental or public department, central bank, ministry, regulatory body, tax authority, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, supervision, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Greenhills” means the Greenhills Coal Project located in British Columbia, Canada.

“Gross Revenue” means, for a Fiscal Quarter, the sum of (i) the gross proceeds actually received by the Elk Valley Entities during such Fiscal Quarter on account of Coal Sales, plus (ii) in respect of any In-Kind Payments actually made by the Elk Valley Entities during such Fiscal Quarter, (A) the amount of Coal delivered on account of such In-Kind Payment(s) multiplied by (B) the Benchmark Price(s) on the Business Day immediately preceding the date of delivery of such In-Kind Payment(s), the product of which will be converted to Canadian dollars in accordance with Section 2(a) of Schedule C. For the avoidance of doubt, the product of (A) and (B) will be converted into Canadian dollars on the basis of the daily average foreign exchange rate published by the Bank of Canada for the exchange of the applicable currency of the Benchmark Price(s) for U.S. dollars on the date of the applicable In-Kind Payment, or the most recently published rate prior to the applicable In-Kind Payment if there is no rate published on the date of the applicable In-Kind Payment.

“In-Kind Payment” means the right of each Royalty Holder (as defined in the Royalty Agreement), in its sole and absolute discretion, to elect to receive the Royalty Payments to which it is entitled as an in-kind payment by way of physical allocation of Coal produced from the Royalty Properties to the electing Royalty Holder, in accordance with the terms of the Royalty Agreement, free and clear of Liens.

“Indebtedness” of any Elk Valley Entity means: (i) all obligations of such Person for borrowed money, including borrowings of commodities, prepaid forward sales of commodities, obligations under derivatives intended to provide financing to such Person, obligations reflected as deferred or unearned revenue and bankers’ acceptances; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person under any Capital Lease and all obligations under synthetic leases, in each case, in respect of which such Person is liable as lessee; (iv) all obligations of such Person in respect of letters of credit and letters of guarantee issued for the account of such Person; (v) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (vi) all trade accounts payable or obligations of such Person to pay the deferred purchase price of assets or services (excluding trade accounts payable and deferred payment obligations incurred in the ordinary course of business provided that the trade accounts payable or deferred payment obligation is not past due more than ninety (90) days or, if past due more than ninety (90) days, is being disputed by such Person in good faith); (vii) all Indebtedness of others secured by (or for which the holder of any such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all guarantees, indemnities and other obligations, contingent or otherwise, of such Person in respect of Indebtedness of others; and (ix) any preferred shares that are redeemable (other than at the option of the issuer) before the later of (A) the date on which cumulative Royalty Payments equal to the Cumulative Royalty Target have been paid and (B) December 31, 2028, or which are otherwise classified as liabilities under IFRS (excluding the First Preferred Shares and the Second Preferred Shares issued pursuant to the Arrangement and the Separation Agreement).

“Indigenous” means any indigenous Person(s), tribe(s), and/or band(s), which, for greater certainty, includes the Métis, Ktunaxa Nation Council, and Ktunaxa Member Nations.

“Initial Royalty Properties” means, collectively: (i) all of the Mining Rights and other rights and interests described in Schedule “B” to the Royalty Agreement and any other Mining Rights, rights or interests forming part thereof from time to time whether now owned or hereafter acquired (including, for greater certainly, Elkview, Fording River, Greenhills, Line Creek and Coal Mountain); and (ii) any present or future renewals, extensions, modifications, divisions, substitutions, amalgamations, successions, derivations, severances, conversions, demise to lease, renaming or variation of any of the Mining Rights or other rights and interests referenced in clause (i) of this definition.

“Investment Covenant Agreement” means the investment covenant agreement dated [Insert Effective Date of the Arrangement] among, inter alios, Elk Valley, EMLP and TCP, as the same may be amended, modified and/or supplemented from time to time in accordance with the terms thereof.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Lien” means any and all mortgages, charges, assignments, hypothecs, deeds of trust, pledges, security interests, royalty interests, liens, rights of reservation, right of reclamation and other encumbrances and adverse claims of every nature and kind that, in each case, secures payment of any debt, liability or obligation of any Person, whether registered or unregistered, whether arising under Law or otherwise and whether perfected or otherwise.

“Line Creek” means the Line Creek Coal Project located in British Columbia, Canada.

“Mine Plans” means, in respect of each mine and project located on the Royalty Properties, the mine plan and life-of-mine plan adopted by Elk Valley at the time of entering into the Transaction Documents and as may be updated by Elk Valley from time to time in accordance with the Transaction Documents giving due consideration to the inclusion and continuity of Teck Resources Limited’s historical operating practices in respect of such Royalty Properties and Operations.

“Mineral Taxes” means any tax payable by any Elk Valley Entity in respect of the Royalty Properties pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291.

“Mining Rights” means any Coal licenses, Coal leases, freehold Coal rights, fee simple Coal rights, Crown-granted mineral claims (including those related to Coal), mining claims, mining leases, mineral claims, mineral lands, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to Coal or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting Coal, under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing, and includes Authorizations and Other Rights.

“Neptune Loan Proceeds” means, for any Fiscal Quarter, an amount equal to the aggregate of:

(i)	any repayments of principal actually received by the Elk Valley Entities in respect of outstanding Indebtedness of Neptune Terminals to such Elk Valley Entity(ies) during such Fiscal Quarter; plus

(ii)	any interest payments actually received by the Elk Valley Entities in respect of outstanding Indebtedness of Neptune Terminals to such Elk Valley Entity(ies) during such Fiscal Quarter.

“Neptune Terminals” means Neptune Bulk Terminals (Canada) Ltd., and includes its successors and permitted assigns.

“Net NCI Distributions” means, for any Fiscal Quarter, an amount (which may be positive or negative) equal to (i) the amount of any distributions paid by any Subsidiaries of Elk Valley in respect of equity interests held by any Person that is not an Elk Valley Entity during such Fiscal Quarter; minus (ii) the amount of any payments actually received by any of the Elk Valley Entities from any Person that is not an Elk Valley Entity on account of equity interests held or acquired in any Subsidiary of Elk Valley during such Fiscal Quarter.

“Net Proceeds from Debt” means, for any Fiscal Quarter, an amount equal to the aggregate of any cash proceeds actually received by the Elk Valley Entities during such Fiscal Quarter from: (i) the issuance of any Indebtedness; (ii) borrowings; and (iii) any sale-and-lease-back transaction(s), which, for greater certainty, includes any loans and repayments thereon made to suppliers in financing arrangements in the ordinary course of business, in each case net of any related fees, costs and expenses.

“Operating Costs” means, in respect of any Fiscal Quarter, the amount by which all of the Elk Valley Entities’ operating costs and expenses related to the extraction of Coal from the Royalty Properties for such Fiscal Quarter, including without limitation, all of the following costs and expenses (determined without duplication):

(i)

cash production costs and expenses paid during such Fiscal Quarter in respect of mining, extracting and removing Coal from the Royalty Properties, including costs and expenses in respect of labour, contractors and consultants (including, without limitation, payments made in accordance with any employee profit share program, or contributions made to any pension plan, sponsored by any Elk Valley Entity), operating supplies, maintenance and repair supplies, energy for operations and other operating costs;

(ii)	cash costs and expenses of storing, stockpiling or blending Coal from the Royalty Properties paid during such Fiscal Quarter;

(iii)

cash exploration and development costs and expenses paid during such Fiscal Quarter in respect of the Royalty Properties with the objective of identifying new mineralization or additional mineral reserves or mineral resources, or improving confidence in or understanding of existing mineral reserves or mineral resources, within the Royalty Properties;

(iv)

any (x) cash expenses paid during such Fiscal Quarter in respect of progressive reclamation activities on the Royalty Properties in accordance with the Mine Plans and (y) cash DRP Expenditures classified as operating expenses paid during such Fiscal Quarter;

(v)

(x) cash royalties, production royalties or royalties of any nature paid during such Fiscal Quarter and (y) other payments of any nature whatsoever paid during such Fiscal Quarter to third parties having an interest in the Royalty Properties; in each case to the extent such royalties or other interests in the Royalty Properties are permitted by this Agreement and other than payments pursuant to this Agreement;

(vi)

cash costs and expenses paid during such Fiscal Quarter in respect of transportation of Coal from the Royalty Properties to points of ultimate delivery to buyers or customers (including without limitation, costs and expenses of shipping and delivery, rail, insurance, storage, warehousing, ship-loading, port services and other fees and charges paid by the Elk Valley Entities to Neptune Terminals or other port terminals, demurrage, delay, forwarding and other transportation-related expenses and agency fees);

(vii)	cash marketing costs and expenses associated with Coal extracted from the Royalty Properties paid during such Fiscal Quarter;

(viii)

cash insurance premiums and similar items (including, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance premiums) paid during such Fiscal Quarter in respect of the Operations on the Royalty Properties;

(ix)	cash general and administrative costs and other costs paid during such Fiscal Quarter in respect of the Operations on the Royalty Properties;

(x)	cash costs, expenses and other amounts paid during such Fiscal Quarter in respect of third-party claims arising in connection with the Operations and/or the Royalty Properties; and

(xi)	any other cash costs and expenses incidental to the operation of the Operations on the Royalty Properties paid during such Fiscal Quarter,

exceeds the amount of any Other Revenues for such Fiscal Quarter; and provided that “Operating Costs” shall not include any of the following costs and expenses for such Fiscal Quarter:

(a)	any Royalty Payments for such Fiscal Quarter;

(b)	any share-based compensation (or portion thereof) that is not cash-settled paid during such Fiscal Quarter;

(c)	(non-cash) accretion, amortization, depletion, depreciation or impairment-related charges for such Fiscal Quarter; and

(d)

any incremental costs paid by any of the Elk Valley Entities for such Fiscal Quarter in respect of facilitating an In-Kind Payment that are reimbursable by a royalty holder under Section 3.2(4) of the Royalty Agreement, including costs for segregation, storage and transportation of Coal to the delivery point specified by Elk Valley.

“Operations” means all of the Elkview, Greenhills, Fording River and Line Creek mining operations, including any and all extensions thereto, and any other separate mining operations that take place in whole or in part on or in respect of any of the Royalty Properties.

“Other Revenues” means, for any Fiscal Quarter, all amounts actually received by the Elk Valley Entities during such Fiscal Quarter, excluding any amounts that are additive to Free Cash Flow pursuant to Section 1(a) of this Exhibit “A”.

“Other Rights” means all licenses, approvals, authorizations, consents, exemptions, permits, rights (including surface rights, access rights and rights of way), grants, leases, privileges, investment and exploitation agreements, concessions or franchises held by any of the Elk Valley Entities or required to be obtained from any Person (other than a Governmental Authority), for the exploration, construction, development and/or operation of the Operations and the Royalty Properties, as such exploration, construction, development and/or operation is contemplated by the current or then applicable Mine Plans, as the case may be.

“Preferred Dividends” means, for any Fiscal Quarter, all of Elk Valley’s payments made in such Fiscal Quarter in respect of the fixed, cumulative, preferential cash dividends payable on the First Preferred Shares and the Second Preferred Shares.

“Proceeds from Asset Sales” means, for any Fiscal Quarter, all proceeds actually received during such Fiscal Quarter by the Elk Valley Entities from the sale of any of the Royalty Properties or any assets or property located thereon, including any amounts received in respect of the expropriation or a sale in lieu of expropriation of any of the Royalty Properties or any assets or property located thereon, excluding any amount included in Gross Revenue or Net Proceeds from Debt.

“Proceeds from Insurance” means, for any Fiscal Quarter, all proceeds of insurance claims (and, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance claims) in respect of damage to any of the Royalty Properties or any assets or property located thereon or produced therefrom and all proceeds of any business interruption insurance claims (and, in the case of any Elk Valley Entity that is a captive insurance company, reinsurance claims) in respect of the Operations, actually received by the Elk Valley Entities in such Fiscal Quarter.

“Royalty Properties” means, collectively: (i) the Initial Royalty Properties; and (ii) any future Mining Rights and other rights and interests in respect of any properties acquired or otherwise obtained by any Elk Valley Entity within the Area of Interest from time to time after the date hereof in which Coal is present or which are acquired or otherwise obtained by any Elk Valley Entity for the purpose of the exploration, development and/or production of Coal. For greater certainty, the Royalty Properties includes Tailings.

“Separation Agreement” means the separation agreement dated [insert Effective Date of the Arrangement] entered into among Teck Resources Limited, Elk Valley, Teck Coal Limited, TCP, 6069879 Canada Inc., EMLP, Elkview Mine G.P. Inc., Cardinal River Coals Ltd. and 14682394 Canada Ltd. in connection with the Arrangement.

“Tailings” means all tailings, waste rock or other waste products derived from the Royalty Properties.

“Tax Refunds” means, for any Fiscal Quarter, all amounts actually received by the Elk Valley Entities during such Fiscal Quarter on account of a refund of Consolidated Taxes, whether as a result of a reassessment by an applicable taxing authority or otherwise.

“TCP” means Teck Coal Partnership, a partnership formed under the Laws of Alberta, and includes its successors and permitted assigns.

“Transaction Documents” means the Royalty Agreement, the Investment Covenant Agreement, and such other documents and agreements entered into pursuant to the Royalty Agreement and the Investment Covenant Agreement.

Notwithstanding any of the foregoing, the transactions consummated pursuant to or in connection with the Separation Agreement or the Arrangement (other than transaction-related expenses borne by the Elk Valley Entities) shall not be taken into account for purposes of the calculation of “Free Cash Flow”.

2. Interpretation and Calculation Methodology

(a)

All amounts in this Exhibit “A” shall be expressed in Canadian dollars. To the extent any amount contemplated in this Exhibit “A” is received or paid by any of the Elk Valley Entities in a currency other than Canadian dollars, for purposes of all calculations hereunder such amount shall be converted into Canadian dollars on the basis of the daily average foreign exchange rate most recently published by the Bank of Canada as at the date of the applicable payment or receipt of payment, as applicable.

(b)	Accounting terms not specifically defined in this Exhibit “A” are to be interpreted in accordance with IFRS.

(c)

Free Cash Flow shall be calculated on a consolidated basis and, for greater certainty, shall not include any amounts paid by any Elk Valley Entity to any other Elk Valley Entity or received by any Elk Valley Entity from any other Elk Valley Entity.

(d)	Free Cash Flow shall be calculated by the Corporation in good faith in a manner consistent with the methodology used to calculate Free Cash Flow under the Royalty Agreement.

* * *

APPENDIX D

DUAL CLASS AMENDMENT PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1        Definitions

In this Plan of Arrangement, other than the Schedules and unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of the Corporation;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting;

“Articles” means the Articles of Amalgamation attached to the Certificate of Amalgamation of the Corporation dated January 1, 2008, as amended by the Articles of Amendment attached to the Certificate of Amendment of the Corporation dated April 23, 2009 and as may be further amended from time to time;

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to the Corporation;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia and (b) a day on which banks are generally closed in the Province of British Columbia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Class A Shareholder” means a holder of Class A Shares or Old Class A Shares, as applicable;

“Class A Shares” means the shares designated as Class A common shares in the capital of the Corporation prior to the effective time of the amendment contemplated by Section 3.1(b)(i);

“Class B Shareholder” means a holder of Class B Shares;

“Class B Shares” means the Class B subordinate voting shares in the capital of the Corporation;

“Corporation” means Teck Resources Limited, a corporation governed by the CBCA;

“Court” means the Supreme Court of British Columbia;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed to it in Section 4.1;

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Corporation may fix and specify before the Effective Date;

“Elk Valley Arrangement” means any arrangement under Section 192 of the CBCA, other than the Arrangement, that may be approved by the Shareholders at the Meeting or otherwise approved by the Shareholders before the Effective Time;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA in a form acceptable to the Corporation, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of the Corporation) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to the Corporation) on appeal;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, county, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA in a form acceptable to the Corporation, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (with the written consent of the Corporation);

“Lien” means any mortgage, charge, pledge, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

“Meeting” means the annual and special meeting of Shareholders (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“New Class A Shares” has the meaning ascribed to it in Section 3.1(b)(ii);

“Old Class A Shares” means the Class A Shares immediately following the amendment of the Articles pursuant to Section 3.1(b)(i);

“Person” includes any individual, sole proprietorship, corporation, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, incorporated or unincorporated, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, including its Schedules, as amended, modified or supplemented from time to time in accordance with Section 6.1 of this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Corporation;

“Shareholders” means the Class A Shareholders and the Class B Shareholders;

“Shares” means the Class A Shares and the Class B Shares;

“Tax Act” means the Income Tax Act (Canada); and

“Transfer Agent” means TSX Trust Company.

Section 1.2        Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and do not affect the meaning or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule, respectively, of this Plan of Arrangement.

(b)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(c)

Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(d)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(e)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f)	Time References. References to time herein are to local time, Vancouver, British Columbia.

ARTICLE 2

Binding Effect

Section 2.1        Plan of Arrangement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA.

Section 2.2        Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Shareholders, the Transfer Agent, and all other Persons (including the respective heirs, executors, administrators, legal representatives, affiliates, successors and assigns of each of the foregoing), at and after the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

Section 3.1        Arrangement

At the Effective Time, the following events shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)

each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred to the Corporation for cancellation in consideration for a debt claim against the Corporation for the amount determined under ARTICLE 4, and:

(i)

such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value by the Corporation for such Shares as set out in Section 4.1;

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of the Corporation; and

(iii)

the Corporation shall be deemed to be the transferee of such Shares, and such Shares shall be, and deemed to be, immediately cancelled and such cancellation shall be reflected in the register of Shares maintained by or on behalf of the Corporation, and such Shares shall not be retained by the Corporation and shall not be reissued by the Corporation;

(b)	the Articles shall be amended to:

(i)

redesignate the Class A Shares as “Old Class A common shares”, which Old Class A Shares shall otherwise continue to carry the same rights, privileges, restrictions and conditions as the Class A Shares; and

(ii)

to create a new class of shares, designated as “Class A common shares”, of which an unlimited number without nominal or par value shall be authorized for issuance, and which shall carry the rights, privileges, restrictions and conditions as set forth in Schedule “A” to this Plan of Arrangement (the “New Class A Shares”);

such that, after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are:

“An unlimited number of Old Class A common shares without nominal or par value, an unlimited number of Class A common shares without nominal or par value and an unlimited number of Class B Subordinate Voting shares without nominal or par value and an unlimited number of preference shares, issuable in series without nominal or par value.”

(c)

each Old Class A Share, other than any Old Class A Shares that are held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised, shall be and be deemed to have been acquired by the Corporation in exchange for the issuance by the Corporation to the holder of one New Class A Share and 0.67 (sixty-seven one-hundredths) of a Class B Share (together, the “Exchange Shares”), the rights of the holders of such transferred Old Class A Shares as the holder thereof shall cease, the holders of such transferred Old Class A Shares shall be treated for all purposes as having become the holder of record of such New Class A Shares and, subject to Section 3.2, Class B Shares, the amount added to the stated capital of the New Class A Shares on the aforesaid issuance shall be an amount equal to the paid-up capital (for purposes of the Tax Act) of the Old Class A Shares so acquired and no amount shall be added to the stated capital of the Class B Shares on the aforesaid issuance;

(d)

all of the Old Class A Shares acquired by the Corporation pursuant to Section 3.1(c) shall be, and deemed to be, immediately cancelled and such cancellation shall be reflected in the register of Old Class A Shares maintained by or on behalf of the Corporation, and such Old Class A Shares shall not be retained by the Corporation and shall not be reissued by the Corporation; and

(e)

the Articles shall be amended to delete in their entirety the authorized but unissued Old Class A Shares in the capital of the Corporation, and the rights, privileges, restrictions and conditions attaching thereto, such that after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are:

“An unlimited number of Class A common shares without nominal or par value and an unlimited number of Class B Subordinate Voting shares without nominal or par value and an unlimited number of preference shares, issuable in series without nominal or par value.”

Section 3.2        No Fractional Shares

(a)

In no event shall any Class A Shareholder be entitled to receive a fractional Class B Share pursuant to the Arrangement. Where the aggregate number of Class B Shares to be received by a Class A Shareholder pursuant to the Arrangement would result in a fraction of a Class B Share being issuable (i) the number of Class B Shares to be issued to such Class A Shareholder shall be rounded down to the closest whole number; (ii) the Transfer Agent will aggregate all such fractional Class B Shares and cause them to be sold in the open market for the account of such Class A Shareholders; and (iii) the proceeds that the Transfer Agent may realize from the sale of such fractional Class B Shares will be distributed, after deducting any required withholding taxes and any brokerage charges, commissions and transfer taxes, to each Class A Shareholder entitled thereto pro rata to their respective fractional interests.

(2) U.S. Securities Law Matters

(a)

The Exchange Shares to be issued to Class A Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended.

ARTICLE 4

RIGHTS OF DISSENT

Section 4.1        Rights of Dissent

Registered Shareholders may exercise dissent rights with respect to the Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation not later than 5:00 p.m. (Vancouver time) on the date that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Corporation, as provided in Section 3.1(a) and if they:

(a)

ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in ARTICLE 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment or entitlement under the Arrangement or the Elk Valley Arrangement, if any, had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Shares (a “Failed Dissenter”), shall be deemed to again be a holder of the Shares held by such Failed Dissenter immediately prior to the exercise of such Failed Dissenter’s Dissent Rights, to have participated in the Arrangement, if applicable, and to otherwise be reinstated to their full rights as a holder of such Shares effective, in respect of each Failed Dissenter, only as of the earlier of:

(i)

the date that is twenty-one days after such Failed Dissenter receives the notice sent by the Corporation in respect of the Dissent Rights pursuant to Section 190(6) of the CBCA, if such Failed Dissenter fails to send the notice contemplated by Section 190(7) of the CBCA within the time period specified therein;

(ii)	the date on which such Failed Dissenter withdraws their notice contemplated by Section 190(7) of the CBCA, as contemplated by Section 190(11)(a), Section 190(11)(b) or Section 190(25)(a) of the CBCA;

(iii)

the date which is thirty-one days after such Failed Dissenter sends the notice contemplated by Section 190(7), if such Failed Dissenter fails to deliver any share certificate required in accordance with Section 190(8) of the CBCA;

(iv)	the date on which the board of directors of the Corporation withdraws the Arrangement in accordance with the Arrangement Resolution; and

(v)	the date of the final order contemplated by Section 190(22) of the CBCA;

and, as such, shall not participate in the Elk Valley Arrangement, if such Elk Valley Arrangement is completed prior to the applicable foregoing date.

Section 4.2        Recognition of Dissenting Holders

(a)

In no circumstances shall the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Corporation or any other Person be required to recognize Dissenting Holders as holders of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Holders shall be removed from the registers of holders of the Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of any securities other than Shares (in respect of any such other securities); and (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).

ARTICLE 5

CERTIFICATES

Section 5.1        Entitlement to Certificates

(a)	To facilitate the issuance of the Exchange Shares to the Class A Shareholders pursuant to the Arrangement:

(i)	existing certificates evidencing the Old Class A Shares acquired pursuant to Section 3.1(c) will continue to represent the Exchange Shares that are New Class A Shares; and

(ii)

the Corporation shall execute and deliver to the Transfer Agent a treasury order or such other direction to effect such issuance as requested by it at or prior to the Effective Time, and authorizing the Transfer Agent to distribute and transfer the Exchange Shares that are Class B Shares in accordance with the terms of this Plan of Arrangement.

(b)

As soon as practicable after the Effective Date, the Transfer Agent will deliver to: (i) each Class A Shareholder (other than any Class A Shareholders who are Dissenting Holdings) of record as of the Effective Time share certificates or direct registration statements representing the Exchange Shares that are Class B Shares that such holder is entitled to pursuant to the Arrangement.

Section 5.2        No Liens

Any acquisition, exchange, distribution or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

Section 6.1        Amendments to Plan of Arrangement

(a)

The Corporation may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) approved by some or all of the Shareholders and/or communicated to the Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if: (i) it is set out in writing; (ii) it is approved by the Court; and (ii) if required by the Court, it is approved by some or all of the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made at any time following the Effective Time by the Corporation without the approval of the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of Shares.

ARTICLE 7

FURTHER ASSURANCES

Section 7.1        Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, the Corporation shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE “A”

Rights, Privileges and Conditions of the New Class A Shares

I Class A Shares

(1)	The Class A shares shall carry and the holders thereof shall be entitled to 100 votes per share at all meetings of the shareholders of the Corporation.

(2) Conversion

(a)

Any holder of Class A shares shall be entitled at his option, at any time and from time to time to have all or any of the Class A Shares held by him converted into Class B Subordinate Voting shares on the basis of one (1) Class B Subordinate Voting share for each one (1) Class A share in respect of which the conversion right is exercised.

(b)

The conversion right provided for in paragraph (a) of this Section (2) may be exercised by notice in writing given to the Corporation accompanied by the certificate or certificates representing Class A shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the records of the Corporation as the holder of the Class A shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class A shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt of such notice, the Corporation shall issue certificates representing Class B Subordinate Voting shares upon the basis above prescribed and in accordance with the provisions hereof, to the registered holder of the Class A shares represented by the certificate or certificates accompanying such notice. If less than all the Class A shares represented by any certificate are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate for the Class A shares representing the shares comprised in the original certificate which are not to be converted. The right of a holder of Class A shares to convert the same into Class B Subordinate Voting shares shall be deemed to have been exercised, and each registered holder of Class A shares to be converted shall be deemed to have become the holder of Class B Subordinate Voting shares of record of the Corporation for all purposes on the date of receipt by the Corporation of certificates representing the Class A share, to be converted accompanied by a notice in writing as provided in this paragraph (b), notwithstanding any delay in the delivery of certificates representing the Class B Subordinate Voting shares into which such Class A shares have been converted. Upon such conversion, the Corporation shall adjust the stated capital accounts maintained for the Class A shares and the Class B Subordinate Voting shares as then provided in the Canada Business Corporations Act (the “Act”).

(3) Automatic Conversion

(a)

Each Class A share will convert automatically, without any further action, into one (1) fully paid and non-assessable Class B Subordinate Voting share at 5:00 p.m. (Vancouver time) on [insert date that is 6 years following the effective date of the arrangement], and upon such occurrence:

(i)

the Corporation shall, at its expense, effective as of such date, remove or cause the removal of each holder of Class A shares from the register of holders of Class A shares, add each such holder to the register of holders in respect of the resulting Class B Shares, cancel or cause the cancellation of the certificate or certificates representing the Class A shares so converted into Class B Shares, and issue or cause to be issued to each such holder a certificate representing the Class B Shares issued to the holder upon the foregoing automatic conversion of such Class A shares registered in the name of such holder and, against receipt from such holder of the certificate or certificates representing the Class A shares in respect of which such conversion has occurred (or lost certificate affidavit and agreement in form acceptable to the Corporation), deliver to such holder the certificate representing such Class B Shares; and

(ii)

the authorized and unissued Class A shares as a class shall be deleted entirely from the authorized capital of the Corporation, together with the rights, privileges, restrictions and conditions attaching thereto, all references to the Class A shares and all other provisions of these Articles that require the existence of the Class A shares in order to be operative or to have meaning, without prejudice to the rights of the former holders of the Class A shares to receive, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement in form acceptable to the Corporation) therefore, a certificate or certificates for the number of Class B Subordinate Voting shares issued on conversion thereof.

(b)

Immediately following the automatic conversion contemplated by paragraph (a) of this Section (3), the Class B Subordinate Voting shares shall automatically, without any further action, be re-designated as “Common Shares” and all references in these Articles to “Class B Subordinate Voting shares” shall be deemed to be references to “Common Shares”.

(4)

The holders of Class A shares and the holders of Class B Subordinate Voting shares shall, subject to the rights, privileges, restrictions and conditions attaching to preference shares, rank pari passu each with the other as to dividends and to receive the remaining property of the Corporation upon dissolution.

(5)	Except as otherwise provided in these Articles, each Class A share and each Class B Subordinate Voting share shall have the same rights and attributes and be the same in all respects.

APPENDIX E

FREE CASH FLOW (EVR ROYALTY)

1.	Definition of Free Cash Flow (Royalty)

(a)	For purposes of the EVR Royalty, “Free Cash Flow” for any fiscal quarter means the following (calculated without duplication) on a cash basis for that period:

(i)	EBITDA; minus

(ii)	Consolidated Taxes paid during such fiscal quarter; plus

(iii)	Tax Refunds; minus

(iv)	Net NCI Distributions; minus

(v)	Debt Service Expense; minus

(vi)	Capital Expenditures; minus

(vii)	EST Contribution Amount; plus

(viii)	EST Distributions; minus

(ix)	EST Reserve; plus

(x)	EST Reserve for the immediately preceding fiscal quarter; minus

(xi)	Preferred Dividends; plus

(xii)	Net Proceeds from Debt; plus

(xiii)	Proceeds from Asset Sales; plus

(xiv)	Proceeds from Insurance; plus

(xv)	Neptune Loan Proceeds.

(b)	In the event that Free Cash Flow is a negative number, “Free Cash Flow” shall be deemed to be one dollar (C$1.00).

(c)

Capitalized terms used but not defined herein shall have the meaning given to them in the Glossary of the Information Circular of which this Appendix “E” forms a part. For purposes of Section 1(a) of this Appendix “E”, the following terms shall have the respective meanings set forth below:

“Capital Expenditures” means, for any fiscal quarter, all of the EVR Entities’ capital costs and expenses in respect of the EVR Royalty Properties (excluding any amounts included in Operating Costs), including sustaining capital expenditures, water treatment capital expenditures, major enhancement projects capital expenditures, innovation capital expenditures, DRP Expenditures classified as capital expenditures, and amounts in respect of Deferred Stripping costs, paid during such fiscal quarter.

“Debt Service Expense” means, for any fiscal quarter, any repaid principal and any interest, fees and other amounts of the EVR Entities paid solely in respect of the Operations (including but not limited to, interest on instruments issued for reclamation bonding, interest on advance payments receipts and interest on leased assets or pursuant to Capital Leases) net of any interest income earned by the EVR Entities solely in respect of the EVR Royalty Properties during such fiscal quarter. For purposes of calculating Debt Service Expense, Operations shall be deemed to include the operations of Neptune Bulk Terminals.

“Deferred Stripping” means, for any fiscal quarter, all of the EVR Entities’ collective deferred waste removal costs paid in such fiscal quarter in connection with surface mining activity during the production phase of mining on the EVR Royalty Properties, paid during the applicable fiscal quarter.

“DRP Expenditures” means, for any fiscal quarter, all of the EVR Entities’ expenses and charges paid in connection with associated decommissioning and restoration provisions of the EVR Entities in respect of the EVR Royalty Properties.

“EBITDA” means, for any fiscal quarter:

(i)	Gross Revenue for such fiscal quarter; minus

(ii)	Operating Costs for such fiscal quarter.

“EST Contribution Amount” means, for any fiscal quarter, the amount paid as a contribution by EVR to the EST pursuant to the Environmental Stewardship Program Agreement during such fiscal quarter; provided that the EST Contribution Amount shall not exceed the amount that EVR is required to pay to the EST pursuant to the Environmental Stewardship Program Agreement.

“EST Distributions” means, for any fiscal quarter, the aggregate amount actually paid as a distribution by the EST to EVR in such fiscal quarter on account of Qualifying EVR Expenditures (as defined in the Environmental Stewardship Program Agreement).

“Neptune Loan Proceeds” means, for any fiscal quarter, an amount equal to the aggregate of:

(i)	any repayments of principal actually received by the EVR Entities in respect of outstanding Indebtedness of Neptune Bulk Terminals to such EVR Entity(ies) during such fiscal quarter; plus

(ii)	any interest payments actually received by the EVR Entities in respect of outstanding Indebtedness of Neptune Bulk Terminals to such EVR Entity(ies) during such fiscal quarter.

“Net NCI Distributions” means, for any fiscal quarter, an amount (which may be positive or negative) equal to (i) the amount of any distributions paid by any subsidiaries of EVR in respect of equity interests held by any Person that is not an EVR Entity during such fiscal quarter, minus (ii) the amount of any payments actually received by any of the EVR Entities from any Person that is not an EVR Entity on account of equity interests held or acquired in any subsidiary of EVR during such fiscal quarter.

“Net Proceeds from Debt” means, for any fiscal quarter, an amount equal to the aggregate of any cash proceeds actually received by the EVR Entities during such fiscal quarter from: (i) the issuance of any Indebtedness; (ii) borrowings; and (iii) any sale-and-lease-back transaction(s), which, for greater certainty, includes any loans and repayments thereon made to suppliers in financing arrangements in the ordinary course of business, in each case net of any related fees, costs and expenses.

“Operations” means all of the Elkview, Greenhills, Fording River and Line Creek mining operations, including any and all extensions thereto, and any other separate mining operations that take place in whole or in part on or in respect of any of the EVR Royalty Properties.

“Operating Costs” means, in respect of any fiscal quarter, the amount by which all of the EVR Entities’ operating costs and expenses related to the extraction of coal from the EVR Royalty Properties for such fiscal quarter, including without limitation, all of the following costs and expenses (determined without duplication):

(i)

cash production costs and expenses paid during such fiscal quarter in respect of mining, extracting and removing coal from the EVR Royalty Properties, including costs and expenses in respect of labour, contractors and consultants (including, without limitation, payments made in accordance with any employee profit share program, or contributions made to any pension plan, sponsored by any EVR Entity), operating supplies, maintenance and repair supplies, energy for operations and other operating costs;

(ii)	cash costs and expenses of storing, stockpiling or blending coal from the EVR Royalty Properties paid during such fiscal quarter;

(iii)

cash exploration and development costs and expenses paid during such fiscal quarter in respect of the EVR Royalty Properties with the objective of identifying new mineralization or additional mineral reserves or mineral resources, or improving confidence in or understanding of existing mineral reserves or mineral resources, within the EVR Royalty Properties;

(iv)

any (x) cash expenses paid during such fiscal quarter in respect of progressive reclamation activities on the EVR Royalty Properties in accordance with the mine plans and (y) cash DRP Expenditures classified as operating expenses paid during such fiscal quarter;

(v)

(x) cash royalties, production royalties or royalties of any nature paid during such fiscal quarter and (y) other payments of any nature whatsoever paid during such fiscal quarter to third parties having an interest in the EVR Royalty Properties; in each case to the extent such royalties or other interests in the EVR Royalty Properties are permitted by the EVR Royalty Agreement and other than any payments pursuant to the EVR Royalty Agreement;

(vi)

cash costs and expenses paid during such fiscal quarter in respect of transportation of coal from the EVR Royalty Properties to points of ultimate delivery to buyers or customers (including without limitation, costs and expenses of shipping and delivery, rail, insurance, storage, warehousing, ship-loading, port services and other fees and charges paid by the EVR Entities to Neptune Bulk Terminals or other port terminals, demurrage, delay, forwarding and other transportation-related expenses and agency fees);

(vii)	cash marketing costs and expenses associated with coal extracted from the EVR Royalty Properties paid during such fiscal quarter;

(viii)

cash insurance premiums and similar items (including in the case of any EVR Entity that is a captive insurance company, reinsurance premiums) paid during such fiscal quarter in respect of the Operations on the EVR Royalty Properties;

(ix)	cash general and administrative costs and other costs paid during such fiscal quarter in respect of the Operations on the EVR Royalty Properties;

(x)	cash costs, expenses and other amounts paid during such fiscal quarter in respect of third-party claims arising in connection with the Operations and/or the EVR Royalty Properties; and

(xi)	any other cash costs and expenses incidental to the operation of the Operations on the EVR Royalty Properties paid during such fiscal quarter,

exceeds the amount of any Other Revenues for such fiscal quarter; and provided that “Operating Costs” shall not include any of the following costs and expenses for such fiscal quarter:

(a)	any EVR Royalty payments for such fiscal quarter;

(b)	any share-based compensation (or portion thereof) that is not cash-settled paid during such fiscal quarter;

(c)	(non-cash) accretion, amortization, depletion, depreciation or impairment-related charges for such fiscal quarter; and

(d)

any incremental costs paid by any of the EVR Entities for such fiscal quarter in respect of facilitating an In-Kind Payment that are reimbursable by a EVR Royalty Holder under the EVR Royalty Agreement, including costs for segregation, storage and transportation of coal to the delivery point specified by EVR.

“Other Revenues” means, for any fiscal quarter, all amounts actually received by the EVR Entities during such fiscal quarter, excluding any amounts that are additive to Free Cash Flow pursuant to Section 1(a) above.

“Preferred Dividends” means, for any fiscal quarter, all of EVR’s payments made in such fiscal quarter in respect of the fixed, cumulative, preferential cash dividends payable pursuant to the terms of the EVR Preferred Shares issued pursuant to the Separation Plan of Arrangement and the Separation Agreement.

“Proceeds from Asset Sales” means, for any fiscal quarter, all proceeds actually received during such fiscal quarter by the EVR Entities from the sale of any of the EVR Royalty Properties or any assets or property located thereon, including any amounts received in respect of the expropriation or a sale in lieu of expropriation of any of the EVR Royalty Properties or any assets or property located thereon, excluding any amount included in Gross Revenue or Net Proceeds from Debt.

“Proceeds from Insurance” means, for any fiscal quarter, all proceeds of insurance claims (and, in the case of any EVR Entity that is a captive insurance company, reinsurance claims) in respect of damage to any of the EVR Royalty Properties or any assets or property located thereon or produced therefrom and all proceeds of any business interruption insurance claims (and, in the case of any EVR Entity that is a captive insurance company, reinsurance claims) in respect of the Operations, actually received by the EVR Entities in such fiscal quarter.

“Tax Refunds” means, for any fiscal quarter, all amounts actually received by the EVR Entities during such fiscal quarter on account of a refund of Consolidated Taxes, whether as a result of a reassessment by an applicable taxing authority or otherwise.

(d)

Notwithstanding any of the foregoing, the transactions consummated pursuant to or in connection with the Separation Agreement or the Separation Plan of Arrangement (other than transaction-related expenses borne by the EVR Entities) shall not be taken into account for purposes of the calculation of “Free Cash Flow”.

2.	Interpretation and Calculation Methodology

(a)

All amounts in this Appendix “E” shall be expressed in Canadian dollars. To the extent any amount contemplated in this Appendix “E” is received or paid by any of the EVR Entities in a currency other than Canadian dollars, for purposes of all calculations hereunder such amount shall be converted into Canadian dollars on the basis of the daily average foreign exchange rate most recently published by the Bank of Canada for the exchange of the applicable currency for Canadian dollars as at the date of the applicable payment or receipt of payment, as applicable.

(b)

Accounting terms not specifically defined in this Appendix “E” are to be interpreted in accordance with IFRS in effect as at the date of the EVR Royalty Agreement. In the event of a change in IFRS, the parties to the EVR Royalty Agreement will negotiate to revise (if appropriate) the definition of IFRS contained therein to give effect to the intention of the parties as at the time of entering into the EVR Royalty Agreement. Until the successful conclusion of any such negotiation and approval by all such parties, all calculations thereafter made pursuant to the EVR Royalty Agreement shall be made on a basis consistent with the definition of IFRS contained herein as at the time of entering into the EVR Royalty Agreement.

(c)

Free Cash Flow shall be calculated on a consolidated basis and, for greater certainty, shall not include any amounts paid by any EVR Entity to any other EVR Entity or received by any EVR Entity from any other EVR Entity.

* * *

APPENDIX F

SEPARATION FAIRNESS OPINIONS

February 18, 2023

The Special Committee of the Board of Directors and the Board of Directors

Teck Resources Limited

Suite 3300, Bentall 5

550 Burrard Street

Vancouver, B.C.

V6C 0B3

To the Special Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Teck Resources Limited (the “Company”) intends to pursue a reorganization of its business (the “Separation Arrangement”) into two separate public companies, Teck Metals Corp. (“Teck Metals”), which would retain the Company’s base metals assets, and Elk Valley Resources Ltd. (“EVR”), which would hold the Company’s steelmaking coal assets and certain associated assets, by way of an arrangement under the Canada Business Corporations Act. Pursuant to the Separation Arrangement, holders (collectively, “Shareholders”) of Company Class A common shares (“Class A Shares”) and Class B subordinate voting shares (“Class B Shares”) will receive common shares of EVR in proportion to their Company shareholdings at an exchange ratio of 0.1 common share of EVR for each Class A Share and Class B Share and approximately C$0.39 cash per share for an aggregate of C$200 million in cash (in aggregate, the “Separation Consideration”). Shareholders will be able to elect to maximize the amount of cash they receive (up to $200 million in the aggregate) in lieu of EVR common shares, subject to proration, through a Dutch auction election process.

In addition to the Separation Arrangement, two co-investors in Teck’s Elkview and Greenhill coal operations, affiliates of Nippon Steel Corporation (“NSC”) and POSCO (together, the “Investors”), will receive interests in a royalty, preferred shares (the royalty and preferred shares being the “Transition Capital Structure”) and common shares of EVR for their direct or indirect interests in the Elkview and Greenhill coal operations. In addition, NSC has agreed, subject to certain conditions, to pay an additional C$1.025 billion in cash to the Company, directly or indirectly, to acquire an additional interest in the Transition Capital Structure.

Furthermore, BMO Capital Markets understands that the Company also intends to pursue the reorganization of its share capital to introduce a six-year sunset for the multiple voting rights attached to the Class A Shares by way of an arrangement (the “Dual Class Arrangement”, and together with the Separation Arrangement, the “Arrangements”) under the Canada Business Corporations Act. Pursuant to the Dual Class Arrangement, each Class A Share would be acquired by the Company in exchange for one new Class A share and 0.67 of a Class B Share. If approved, the Dual Class Arrangement would be implemented prior to the Separation Arrangement.

The terms and conditions of the Separation Arrangement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to Shareholders in connection with an annual and special meeting of the Shareholders to be held to, among other things, consider and, if deemed advisable, approve the Separation Arrangement.

We have been retained to provide financial advice to the special committee of the board of directors of the Company (the “Special Committee” and the “Board of Directors,” respectively), including our opinion (the “Opinion”) to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, of the Separation Consideration to be received by Shareholders pursuant to the Separation Arrangement.

Engagement of BMO Capital Markets

The Special Committee initially contacted BMO Capital Markets regarding a potential advisory assignment in April 2022. BMO Capital Markets was formally engaged by the Special Committee pursuant to an agreement dated February 10, 2023 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Special Committee of the Board of Directors with various advisory services in connection with the Arrangements including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangements. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Investors or any of their respective affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Special Committee of the Board of Directors pursuant to the Engagement Agreement; (ii) acting as a lender in the Company’s senior credit facility; (iii) acting as a lender in EVR’s senior-secured credit facility; (iv) acting as a lender to the Company’s Quebrada Blanca project; (v) issuing letters of credit on behalf of the Company and its subsidiaries; and (vi) providing a range of conventional banking and treasury services to the Company.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Separation Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Separation Arrangement Agreement between the Company and EVR (and the plan of arrangement in respect of the Separation Arrangement appended thereto) dated February 12, 2023;

2.	a draft of the Voting Support Agreements to be entered into with Temagami Mining Company Limited and SMM Resources Incorporated dated January 30, 2023 and January 31, 2023, respectively;

3.	a draft of the Royalty Agreement between, among others, EVR and the holders of the EVR royalty dated February 12, 2023;

4.	a draft of the share terms related to EVR’s share structure dated February 12, 2023;

5.	a draft of the Investment Covenant Agreement between, among others, EVR and the holders of the Transition Capital Structure dated February 12, 2023;

6.	a draft of the Separation Agreement between, among others, the Company and EVR dated February 11, 2023;

7.	a draft of the Transition Services Agreement between, among others, the Company and EVR dated February 11, 2023;

8.	a draft of the Investment Agreement between the Company, NSC and certain of their respective affiliates dated February 11, 2023;

9.	a draft of the Investor Rights Agreement between EVR, NSC and certain of their respective affiliates dated February 11, 2023;

10.	a draft of the Offtake Rights Agreement between EVR, NSC and certain of their respective affiliates dated February 11, 2023;

11.	a draft of the Escrow Agreement between the Company, EVR, NSC and certain of their respective affiliates dated February 7, 2023;

12.	a draft of the Transaction Agreement between the Company, POSCO and certain of their respective affiliates dated February 10, 2023;

13.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;

14.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company, Teck Metals and EVR;

15.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

16.	discussions with management of the Company relating to the Company’s, Teck Metals’ and EVR’s current business, plan, financial condition and prospects;

17.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company, Teck Metals and EVR;

18.	various reports published by equity research analysts and other industry sources we considered relevant;

19.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

20.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Separation Arrangement Agreement and other related commercial agreements will not differ in any material respect from the drafts that we reviewed, and that the Separation Arrangement will be consummated in accordance with the terms and conditions of the Separation Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Separation Arrangement.

The Opinion is provided to the Special Committee and the Board of Directors for their exclusive use only in considering the Separation Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute recommendations as to how any Shareholder should vote or act on any matter relating to the Separation Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, Teck Metals, EVR or of any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company, Teck Metals or EVR may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Separation Arrangement and the Opinion do not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Separation Arrangement as compared to any strategic alternatives that may be available to the Company. Furthermore, no opinion is expressed on or in relation to the Dutch auction election or the agreements entered into with the Investors or any of their respective affiliates.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Separation Consideration to be received by the Shareholders pursuant to the Separation Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

February 18, 2023

The Special Committee of the Board of Directors and the Board of Directors

Teck Resources Limited

Bentall 5

550 Burrard Street, Suite 3300

Vancouver, BC, V6C 0B3

To the Special Committee of the Board of Directors and the Board of Directors:

Origin Merchant Partners (“Origin”, “we” or “us”) understands that Teck Resources Limited (the “Company” or “Teck”) is considering entering into an agreement (the “Arrangement Agreement”) pursuant to which the Company would reorganize its business through the spin-off of its operating steelmaking coal assets and certain related assets (the “Steelmaking Coal Assets”) into a separate company named Elk Valley Resources Ltd. (“EVR”) by way of a court approved plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Separation”). Pursuant to the terms of the Separation, inter alia, the Company, to be renamed Teck Metals Corp. (“Teck Metals”), would continue to hold all the assets of Teck other than the Steelmaking Coal Assets and would retain access to a substantial interest in the steelmaking coal cash flows through a transition period in the form of (i) a 60% gross revenue royalty (the “Royalty”) that will be payable until the later of the receipt of cumulative royalty payments of $7.0 billion and December 31, 2028, and (ii) two classes of preferred shares of EVR (the “Preferred Shares”) having an aggregate redemption amount of $4.4 billion, bearing a 6.5% cumulative dividend and maturing 20 years after their date of issue, (the Royalty and the Preferred Shares, collectively, the “Transition Capital Structure”). The Royalty would be payable quarterly, subject to a cap of 90% of EVR cash flows and a $250 million minimum cash balance to protect EVR resiliency. EVR would be spun-out as a separate publicly traded entity and hold all the Steelmaking Coal Assets, $325 million in cash plus working capital, and a newly formed Environmental Stewardship Trust (“EST”) that would fund future expected reclamation costs of EVR. Pursuant to the Separation, shareholders of the Company (“Shareholders”) of record as of the applicable distribution record date will, in addition to their continued shareholding in Teck Metals, receive common shares of EVR in proportion to their holdings of Company shares at a ratio of 0.1 common share of EVR for each share of the Company (or approximately 51.9 million total EVR common shares) and approximately $0.39 cash per share (for an aggregate of $200 million in cash) as a return of capital (the 0.1 common share of EVR and the approximately $0.39 cash per share, collectively, the “Consideration”). The Shareholders of record as of the applicable distribution record date will be entitled to elect to maximize the amount of cash they receive (being $200 million in the aggregate) in lieu of common shares of EVR they would otherwise be entitled to receive under the Separation, in each case subject to proration, through a modified Dutch auction (“Dutch Auction”). In support of the Separation, Dr. Norman B. Keevil, Temagami Mining Company Limited and SMM Resources Incorporated (collectively, the “Principal Shareholders”), together representing 6,187,912 Class A common shares of Teck and 1,057,812 Class B subordinate voting shares of Teck, or 79.7% of the total outstanding Class A common shares and 0.2% of the total outstanding Class B subordinate voting shares, will enter into voting support agreements pursuant to which they will agree to vote in favour of the Separation.

In addition to the Separation, two minority interest holders in Teck’s Elkview and Greenhill coal operations, affiliates of Nippon Steel Corporation (“NSC”) and POSCO (each, an “Investor”), will receive interests in the Transition Capital Structure and common shares of EVR for their respective direct or indirect interests in the Elkview and Greenhill coal operations. In addition, NSC has agreed, subject to certain conditions, to pay an additional $1,025 million in cash to the Company, directly or indirectly, to acquire an additional interest in the Transition Capital Structure (collectively, the “NSC & POSCO Transactions”). Immediately following completion of the Separation and the NSC & POSCO Transactions, NSC is expected to hold a 10% interest in the Transition Capital Structure and 10% of the outstanding EVR common shares, and POSCO would hold a 2.5% interest in the Transition Capital Structure and 2.5% of the outstanding EVR common shares.

Origin understands that the terms of the Separation, this Opinion (as defined below) and certain related matters will be described in a management information circular (the “Circular”) which will be mailed to Shareholders in connection with an annual and special meeting of Shareholders to be held, among other things, to consider and, if deemed advisable, approve the Separation.

Origin further understands that a special committee of independent directors (the “Special Committee”) of the Board of Directors of the Company (the “Board”) was constituted to, among other things, consider the Separation and make recommendations with respect thereto to the Board.

Engagement

Origin was initially contacted by the Special Committee on January 5, 2023, to confirm our independence and present our credentials and was formally engaged by the Special Committee pursuant to an engagement agreement effective January 13, 2023 (the “Engagement Agreement”). Pursuant to the Engagement Agreement, the Special Committee engaged Origin to, among other things, provide an opinion (this “Opinion”) to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Separation by Shareholders. Origin expresses no opinion with respect to the terms of the NSC & POSCO Transactions and the Dutch Auction.

The Engagement Agreement provides that Origin will receive a fixed fee for rendering this Opinion. In addition, the Company has agreed to reimburse Origin for all reasonable legal and other out-of-pocket expenses, and indemnify Origin and each of its subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, advisors and each partner and each principal of Origin from and against certain liabilities arising out of Origin’s engagement under the Engagement Agreement. The compensation to Origin under the Engagement Agreement does not depend, in whole or in part, on the conclusions to be reached by it in this Opinion or the successful completion of the Separation. Accordingly, Origin does not have a material financial interest in the completion of the Separation.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of New Self-Regulatory Organization of Canada (“New-SRO”), but New-SRO has not been involved in the preparation or review of this Opinion. Neither the Special Committee nor the Board has instructed Origin to prepare, and Origin has not prepared, a “formal valuation” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company, and this Opinion should not be construed as such. Origin was not engaged to advise or opine on any legal, tax or regulatory aspects of the Separation and this Opinion does not address any such matters. Origin has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver this Opinion.

Credentials of Origin Merchant Partners

Origin is an investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. This Opinion represents the opinion of Origin and the form and content hereof have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company nor of any of the Principal Shareholders or any of their respective associates or affiliates (collectively, the “Interested Parties”). Origin is not acting as an advisor to the Company, or any other Interested Party, in connection with any matter, other than to provide this Opinion under the Engagement Agreement and certain matters relating to the proposed dual class share amendment of the Company (the “Dual Class Amendment”).

Origin has not participated in any offering of securities of or had a material financial interest in an arrangement involving the Company or any other Interested Party during the 24-month period preceding the date Origin was first contacted in respect of this Opinion and the Dual Class Amendment. Further, other than to provide the Opinion under the Engagement Agreement, and an opinion with respect to the Dual Class Amendment, Origin has not been engaged to provide any financial advisory services involving the Company or any other Interested Party during such 24-month period.

As an investment bank, Origin and its affiliates may, in the ordinary course of its business, provide advice to its clients on various matters, which advice may include matters with respect to the Separation, the Dual Class Amendment, the Company or any other Interested Party. There are no understandings, agreements or commitments between Origin and the Company or any other Interested Party with respect to any future financial advisory or investment banking business.

Scope of Review

In arriving at its Opinion, Origin has reviewed, analyzed, considered and relied upon or carried out, among other things, the following:

1.	The draft Arrangement Agreement dated February 12, 2023;
2.	The draft Plan of Arrangement in respect of the Separation (including the draft terms of the Preferred Shares) dated February 12, 2023;
3.	The draft Royalty Agreement and Investment Covenant Agreement dated February 12, 2023;
4.	The draft Escrow Agreement dated February 7, 2023;
5.	The draft Transition Services Agreement and Separation Agreement dated February 11, 2023;
6.	The draft Investment Agreement dated February 11, 2023;
7.	The draft Investor Rights Agreement dated February 11, 2023;
8.	The draft Offtake Rights Agreement dated February 11, 2023;
9.	The draft Share Terms related to EVR’s share structure dated February 12, 2023;
10.	The draft Transaction Agreement dated February 10, 2023;
11.	The draft Voting Support Agreements between Temagami Mining Company Limited and SMM Resources Incorporated with the Company and EVR dated February 11, 2023 and January 30, 2023, respectively;

12.	The draft pro forma financial statements for EVR and Teck Metals for fiscal year ended December 31, 2022;
13.	The draft combined carve-out financial statements for the steelmaking coal operations for fiscal year ended December 31, 2022, 2021 and 2020;
14.	Certain financial analyses, financial models and forecasts prepared by the Company;
15.

Annual audited financial statements and related management’s discussion and analysis of the Company for the fiscal years ended December 31, 2021 and 2020 and draft news release with summary financial statements and related management’s discussion and analysis of the Company for fiscal year ended and fourth quarter ended December 31, 2022;

16.	Quarterly financial statements and related management’s discussion and analysis of the Company for the first, second and third quarters of 2022;
17.	Notices of annual meetings and management information circulars of Teck for shareholders meetings held in 2022, 2021 and 2020;
18.	Materials considered as part of the Dual Class Amendment and the associated opinion prepared by Origin;
19.

Financial, operational and corporate information relating to Teck prepared or provided by the Company, management or their advisors including files uploaded to the Teck data room as of February 18, 2023;

20.	Discussions with management of the Company regarding the past and current business operations, financial condition and future prospects of the Company;
21.	Discussions with legal and financial advisors to the Company and the Special Committee regarding the Separation and other matters considered relevant;
22.	Public information relating to the business, operations, financial performance and stock trading history of the Company and selected comparable public companies considered by Origin to be relevant;
23.	Relevant financial information and select financial metrics of precedent transactions deemed relevant by Origin;
24.	Selected reports published by equity research analysts and industry sources considered by Origin to be relevant;
25.	Discussions with the members of the Special Committee and memos provided to and reviewed by the Special Committee;
26.	The Company’s press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) for the three year period ended February 18, 2023;
27.

A certificate dated February 18, 2023 addressed to Origin from certain officers of the Company regarding the completeness and accuracy of the information provided by the Company upon which this Opinion is based (the “Management Representation Letter”); and

28.	Such other corporate, industry and financial market information, investigations and analyses as considered by Origin to be relevant in the circumstances.

Origin has not, to the best of its knowledge, been denied access by the Company to any information requested by us. Origin did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, without independent verification, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Prior Valuations

Senior officers of the Company, on behalf of the Company, have represented to Origin that, among other things, there are no independent appraisals or valuations or material non-independent appraisals, valuations or material expert reports relating to the Separation, the Company, its securities or any of its subsidiaries or any of their respective material assets or material liabilities within their possession or control or knowledge that have been prepared in the preceding 24 months, or are known to the Company to be in the course of preparation, which have not been provided to Origin.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below. Origin has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates, or otherwise obtained by us pursuant to the Engagement Agreement, and our Opinion is conditional upon such completeness, accuracy and fair presentation.

We have also assumed, without limitation, that the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us; that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and will be correct as of closing of the Separation to the extent required by the terms of the Arrangement Agreement; that the Separation will be completed in accordance with the terms of the Arrangement Agreement and all applicable laws; and that the Circular will satisfy all applicable legal requirements. As well, we have assumed, without limitation, that the Company and its affiliates will be in material compliance at all times with their respective material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements; that no unanticipated tax or other liabilities will result from the Separation or related transactions; and that all required consents and regulatory approvals will be obtained on terms not adverse to the Company, its affiliates or Shareholders.

Certain officers of the Company have represented to us in the Management Representation Letter, among other things, that the financial information, technical information, other information, data, advice, opinions, representations and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, “Information”), were complete, true and correct in all material respects as at the date the Information was provided to us and that, since the date the Information was provided to us, no material transaction has been entered into by the Company or any of its subsidiaries and there is no plan or proposal for any material change in the affairs of the Company, any of its subsidiaries, or their respective associates, affiliates or securities, which has not been disclosed publicly or to Origin, and, except for the Separation, the NSC & POSCO Transactions and the Dual Class Amendment, the Company has no plans and is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its subsidiaries on a consolidated basis or that would constitute a “material change” (as such term is defined in the Securities Act (Ontario)).

Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates. Subject to the exercise of our professional judgement, we have not attempted to verify independently any of the information concerning the Company or any of its affiliates (including the Information). As provided for in the Engagement Agreement, Origin has relied upon the completeness and accuracy of all of the financial and other information (including the Information), data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources (collectively, the “Other Information”) and we have assumed the completeness, accuracy and fair presentation of the Other Information and that the Other Information did not omit to state any material fact or any fact necessary to be stated to make such Other Information not misleading. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Other Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the Other Information. With respect to the current budgets, strategic plans, financial forecasts, projections, models or estimates provided to Origin by management of the Company and used in the analysis supporting this Opinion, we have assumed that they (a) were reasonably prepared on bases reflecting estimates and judgment of the Company and were prepared using the assumptions identified therein, which in the reasonable belief of management of the Company are (or were at the time of preparation) reasonable in the circumstances; (b) are not, in the reasonable belief of management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation; and (c) represent the actual views of management of the financial prospects and forecasted performance of the Company and EVR. By rendering this Opinion we express no view as to the reasonableness of such budgets, strategic plans, forecasts, projections, models or estimates or the assumptions on which they are based.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters with respect to the Separation. This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and the Other Information and as they have been represented to Origin in discussions with management of the Company. In its analyses and in preparing this Opinion, Origin made numerous assumptions with respect to industry performance, current market conditions, general business and economic conditions, and other matters, many of which are beyond the control of Origin or any party involved in the Separation.

In providing this Opinion, Origin expresses no opinion as to the trading price or value of the Class A common shares of the Company (“Class A Shares”) or Class B subordinate-voting shares of the Company (“Class B Shares”) following the announcement or completion of the Separation. This Opinion has been provided for the sole use and benefit of the Special Committee and the Board in connection with, and for the purpose of, their consideration of the Separation and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin, provided that Origin consents to the inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin) in the notice of meeting and the Circular to be mailed to Shareholders in connection with seeking their approval of the Separation and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada and the United States.

This Opinion does not constitute a recommendation to the Special Committee, the Board or any Shareholder as to whether or not any Shareholder should approve the Separation or vote their shares in favour of the Separation. This Opinion does not address the relative merits of the Separation as compared to other transactions or business strategies that might be available to the Company, or the underlying business decision of the Company to effect the Separation. In considering the fairness of the Separation, from a financial point of view, to the Shareholders, Origin considered the Separation from the perspective of the Shareholders generally and did not consider the specific circumstances of any particular Shareholder, including such Shareholders’ specific income tax considerations.

This Opinion is given as of the date hereof and Origin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come, or be brought, to the attention of Origin after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, including, without limitation, the terms and conditions of the Separation, or if Origin learns that the Information relied upon in rendering this Opinion was inaccurate, incomplete or misleading in any material respect, Origin reserves the right to amend, supplement or withdraw this Opinion.

Origin believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do the latter could lead to undue emphasis on any particular factor or analysis.

Overview of the Company

Teck is one of Canada’s leading mining companies, engaged in exploring for, acquiring, developing and producing natural resources. The Company is organized into business units focused on copper, zinc and steelmaking coal, with increasing focus on the development of a portfolio of copper and zinc development projects. These are supported by corporate offices, which manage corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through interests in mining and processing operations in Canada, the United States, Chile and Peru, Teck is an important producer of copper, one of the world’s largest producers of mined zinc and the world’s second-largest seaborne exporter of steelmaking coal. The Company also produces lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers while actively exploring for copper, zinc, nickel and gold.

Overview of the Separation

Origin understands that pursuant to the Separation, the Company, to be renamed Teck Metals, would continue to hold all the assets of Teck other than the Steelmaking Coal Assets after the Separation and would retain access to a substantial interest in the steelmaking coal cash flows over the transition period through the Transition Capital Structure. EVR would hold all the Steelmaking Coal Assets and be spun-out as a separate publicly traded entity with $325 million in cash plus working capital and the creation of an EST that would fund future expected reclamation costs of EVR.

In addition to the Separation, the Investors will exchange their Elkview and Greenhill interests into an interest in the Transition Capital Structure and common shares of EVR, respectively. In addition, NSC has agreed, subject to certain conditions, to pay an additional $1,025 million in cash to the Company, directly or indirectly, to acquire an additional interest in the Transition Capital Structure and common shares of EVR.

Fairness Considerations

In support of the Opinion, Origin has conducted and reviewed certain analyses of the Company and the market based on the methodologies and assumptions that Origin considered appropriate in the circumstances for the purposes of providing its Opinion. All amounts, unless otherwise indicated, are in Canadian dollars.

As part of the analyses and investigations carried out in the preparation of the Opinion, Origin reviewed and considered the items outlined under “Scope of Review”. In the context of the Opinion, Origin has principally considered and relied upon the following:

•

Review and analysis of the value of Teck’s steelmaking coal and base metals assets prior to the Separation compared to the combined value of Teck Metals and EVR after the Separation (described below under “Pre-Separation Value” and “Post-Separation Value”); and

•	Review and analysis of the new costs, savings and structural impacts resulting from the Separation (described below under “Structural Impacts from the Separation”).

All analyses performed as part of this Opinion are shown prior to the impact of the NSC & POSCO Transactions. When considering such impact it is the view of Origin that the NSC & POSCO Transactions would not materially impact the assessment of fairness.

Although not forming part of its financial analysis, Origin considered a number of other factors in arriving at its Opinion, including the following:

•

The historical trading prices of the Class B Shares of the Company on the TSX and NYSE and the historical trading prices of the Class A Shares of the Company on the TSX relative to its sum-of-the-parts value;

•	Historical performance and analysis of prior spinout transactions in the coal sector;

•	Forward financial performance estimates of the Company, as reflected in equity research analysts’ reports available to Origin;

•	Sensitivity analysis of cash flows and value under different commodity price assumptions; and

•	The potential impact of the Dual Class Amendment (which, if approved, would be implemented prior to the Separation).

Financial Projections

Origin reviewed the “Base Case” projections of the Company’s future financial and operating performance provided by management of the Company (“Management Projections”). The Management Projections include among other things, assumptions, estimates and projections regarding resources, future commodity prices, production levels, operating costs, capital costs, depreciation, taxes, royalties and mine life that management of the Company has represented to Origin reflect (or reflected at the time of preparation) and continue to reflect the best currently available assumptions, estimates and judgements of management of the Company and were prepared using the assumptions identified therein, which, in the reasonable belief of management of the Company are (or were at the time of preparation) and continue to be reasonable in the circumstances. In conducting our analysis, Origin used the Management Projections and then performed sensitivity analyses to assess the impact of different commodity price assumptions. When determining the values of each of the steelmaking coal and base metal assets (pre- and post-Separation), Origin presents figures which include 100% of the EBITDA generated by the assets as provided by the Company (as opposed to attributable EBITDA).

Commodity Price and Exchange Rate Assumptions

Forecast commodity prices and foreign exchange rate (“FX”) assumptions are a critical determinant of the outcome of the discounted cash flow analysis and comparable trading analysis. Future commodity prices and exchange rates are difficult to predict and different views can have a significant impact on resulting net present values. Origin used a range of commodity price forecasts considering both (i) management’s forecast commodity prices used for budgeting purposes and (ii) the average of equity research analysts’ commodity price estimates. FX projections are based on the underlying rates used by the Company’s management.

Table 1: Commodity Price and Exchange Rate Assumptions

	2023	2024	2025	Long Term (Low)(1)	Long Term (High)(1)
Hard Coking Coal (HCC) (US$/t)	$241	$202	$178	$175	$185
Copper (US$/lb)	$3.80	$3.75	$3.70	$3.50	$3.60
Zinc (US$/lb)	$1.45	$1.40	$1.35	$1.10	$1.20
CAD / USD	1.35	1.32	1.30		1.30
Source: Company Filings, Equity Research Reports

1 Long term pricing is held constant from 2026 onwards.

Pre-Separation Value

In determining the current value of Teck’s assets, Origin used a sum-of-the-parts (“SOTP”) analysis to separately value the steelmaking coal and base metals assets using the following principal methodologies (as each such term is further described below):

a)	Discounted Cash Flow Analysis, and
b)	Comparable Trading Analysis.

This approach is supported by the method in which the Company reviews and reports its business segments, how the business is operated and is consistent with the methods employed by certain equity research analysts to value the Company and its assets. Origin also considered the purchase prices and transaction multiples paid in precedent transactions involving similar steelmaking coal and base metal companies. Given the absence of a change of control arising from the Separation, Origin, in its professional opinion, did not, and did not believe it appropriate to, rely on a precedent transaction analysis for the purposes of its Opinion.

Pre-Separation Value – Discounted Cash Flow Analysis

Origin performed a discounted cash flow (“DCF”) analysis of the Company’s steelmaking coal and base metals business units. The DCF analysis involved discounting to present value the forecast unlevered, after-tax free cash flows of each of the steelmaking coal and the base metals business unit based on the Management Projections. Origin noted that the Management Projections for the base metals business unit also included estimated future cash flows from the Company’s future development assets. The Management Projections provided the resource life of each asset and thus in each case did not require a terminal multiple.

Given the underlying fundamental differences in the cash flows from steelmaking coal and base metals, each respective business unit’s cash flows were discounted using different discount rates that Origin deemed appropriate for each respective business unit. The present values of the steelmaking coal cash flows were calculated by applying a discount rate of 9.2%, based on Origin’s assessment of the steelmaking coal business unit’s weighted average cost of capital. Origin noted that this discount rate was in line with the discount rate used to evaluate projects internally by the Company and by equity research analysts for similar steelmaking coal assets, which typically ranges from 8% - 10%(1).

The present values of the base metals cash flows were calculated by applying a discount rate range of 8.0% (the Company’s estimate of discount rate) to 9.1% (Origin’s assessment of the base metals business unit’s weighted average cost of capital). Origin noted that equity research analysts tend to use, on average, a discount rate of 8.0% for base metal assets in production and a discount rate of 10.0% for development stage base metal projects. Given Management Projections for the base metals business unit included projected cash flows from both producing mines and development stage projects, Origin considered its range of discount rates to be appropriate.

Table 2: Total Enterprise Value – Steelmaking Coal & Base Metals Business Units

	Total Enterprise Value
(in C$ billions unless otherwise indicated)	Long-Term Commodity Pricing (Low)	Long-Term Commodity Pricing (High)

Steelmaking Coal Business Unit	$10.1	$11.7
Base Metals Business Unit	$22.6	$28.8

Pre-Separation Value – Comparable Trading Analysis

Comparable trading analysis is a relative value analysis that uses the trading and financial metrics of other publicly-traded companies or assets which have been determined to have similar characteristics. Origin reviewed public market trading multiples of select publicly-traded steelmaking coal and base metals mining companies which Origin considered to be comparable to each of Teck’s steelmaking coal and base metals business units. Origin reviewed publicly available information to determine a total enterprise value to EBITDA(2) (“TEV / EBITDA”) multiple on a one-year (2023E) and two-year (2024E)(3) forecast basis, as at February 15, 2023. Total Enterprise Value (“TEV”) was calculated as market capitalization plus face value of financial debt (inclusive of leases), plus minority interest, plus preferred shares, less cash, and cash equivalents.

Origin believes that the set of companies outlined below (which are shown in alphabetical order) represent the set of comparable companies for the steelmaking coal and base metals business units, which we have deemed comparable based upon a number of factors, including industry, commodity, operational profile, size, and geographic risk profile.

Table 3: Set of Comparable Companies – Steelmaking Coal & Base Metals Business Units

Steelmaking Coal Business Unit	Base Metals Business Unit
1. Alpha Metallurgical Resources	1. Antofagasta plc
2. Arch Resources	2. First Quantum Minerals Ltd.
3. Coronado Global Resources Inc.	3. Freeport-McMoRan Inc.
4. Stanmore Resources	4. Lundin Mining Corporation
5. Warrior Met Coal

None of the companies that form part of the set of comparable companies are identical to either of the Company’s two business units. Accordingly, an analysis derived from the multiples of TEV / EBITDA requires complex considerations and judgements concerning the similarities between the set of comparable companies and each of the two business units, as well as other qualitative and quantitative factors that may affect such multiples.

1 Based on Origin’s review of discount rates used by various research analysts.

2 EBITDA is profit before net finance expense, provision for income taxes and depreciation and amortization.

3 2024E EBITDA multiple utilized for the base metals business unit to capture the QB2 project which is fully reflected in the 2024E financials in the Management Projections.

Table 4: Comparable Company Summary

	TEV / 2023E EBITDA	TEV / 2024E EBITDA
Steelmaking Coal Multiples
Avg. Multiple	2.4x
High	2.8x
Low	2.1x
Selected Range - Average +/- 10%	2.2x - 2.7x

Base Metals Multiples
Avg. Multiple		5.6x
High		6.6x
Low		3.6x

Selected Range - Average +/- 10%		5.1x - 6.2x

Note: Public trading multiples as of February 15, 2023.

Using the TEV / EBITDA approach, Origin applied a range of TEV / EBITDA multiples to the EBITDA of each of the Company’s steelmaking coal and base metals business units. The EBITDA values for 2023E and 2024E for each business unit were based on the Management Projections. Based on the analyses described above, the Comparable Trading Analysis approach implied the following values:

• Steelmaking coal business unit[1]:	$10.1 billion to $12.4 billion
• Base metals business unit[2]:	$24.9 billion to $29.8 billion

Based on the assumptions and methodologies described above, the average of the DCF and comparable trading analysis imply a value of ~$10 billion to ~$12 billion for the steelmaking coal business unit and ~$24 billion to ~$29 billion for the base metals business unit, for a consolidated TEV of ~$34 billion to ~$41 billion.

Post-Separation Value

In assessing the impact of the Separation on the value of the assets of Teck, Origin reviewed the value of the new components of capital introduced as part of the Separation and compared such value of the Company prior to and after the impact of the Separation.

The Separation does not change the cash flows from the base metals assets and thus the Separation is not expected to impact the value of the base metals assets, which will continue to be valued between ~$24 billion to ~$29 billion as per the analysis detailed above. However, the capital structure proposed by the Separation will have an impact on how the steelmaking coal business cash flows are distributed. To consider the value implications to the steelmaking coal business unit from the Separation, Origin separately valued the new capital structure components created as part of the Separation, considering their distinct cash flow profiles, separated between:

a)	Royalty
b)	Preferred Shares
c)	EVR’s common equity (“EVR Equity”)

Post-Separation Value – Royalty

To value the Royalty, Origin discounted the projected after-tax Royalty cash flows from EVR to Teck Metals based on Management Projections (applying different long-term coal price assumptions), using a discount rate of 6.5%. Origin notes that although the Royalty would flow from EVR to Teck Metals on a pre-tax basis, Teck Metals would be liable for the tax owing on the Royalty income and as such, Origin utilized after-tax Royalty cash flows to ensure the tax liability was captured within its analysis. In Origin’s opinion, a discount rate of 6.5% is appropriate given the implied pricing of the Transition Capital Structure and the ranking of the Royalty payments within the Transition Capital Structure. This discount rate is consistent with the discount rate utilized to value Preferred Shares, which although they have priority of payment in the dividends over the Royalty, lack the security interest of the Royalty over EVR’s assets. This resulted in a value of the after-tax Royalty payments of $4.0 billion to $4.1 billion (using a range of long-term steelmaking coal price of US$175/t to US$185/t).

1 The steelmaking coal business unit’s EBITDA was adjusted to include the BC Mineral Tax and interest income & amortization for the Neptune Terminal loan.

2 Value range includes the value attributable to development assets calculated by applying 0.35x P/NAV (based on comparable P/NAV analysis) to the NPV of the business unit’s development assets.

Post-Separation Value – Preferred Shares

Origin valued the Preferred Shares to be issued pursuant to the Separation at their aggregate redemption amount of $4.4 billion. The redemption amount is equal to the net present value of the cash flows to be received on account of the Preferred Shares, discounted at 6.5% (the dividend rate), which Origin believes, in its professional opinion, reflects the risk profile of the cash flows. This value excludes any incremental capital gains tax to Teck Metals arising from the future redemption of the second Preferred Shares to Teck.

Post-Separation Value – EVR Equity

To value the EVR Equity, Origin discounted the after-tax free cash flows to the equity holders of EVR (after funding the EST and paying the Transition Capital Structure). The present values of the EVR Equity cash flows were calculated by applying a discount rate of 11.8%, based on Origin’s assessment of the EVR’s cost of equity.

This methodology resulted in a value of EVR equity of $1.8 billion to $2.8 billion (using the same range of long-term steelmaking coal price of US$175/t to US$185/t used in the Pre-Separation Value analysis).

Post-Separation Value – Summary

When the present values of the Royalty, Preferred Shares and EVR equity were consolidated, the combined values (prior to the structural impacts discussed below) were consistent with the present value of the steelmaking coal business unit prior to the Separation.

Table 5: Value of Assets – Post-Separation

(in C$ billions unless otherwise indicated)	Pre-Separation TEV	Post-Separation TEV
Base Metals Business Unit	$23.7 - $29.3	$23.7 - $29.3
Steelmaking Coal Business Unit(1)	$10.1 - $11.7
Royalty (Net of Taxes)		$4.0 - $4.1
Preferred Shares (Par Value)		$4.4
EVR Equity		$1.8 - $2.8
Total TEV	~$34 - $41	~$34 - $41

1 Value range based on the DCF analysis from the “Pre-Separation Value” section to maintain consistency with the valuation methodology applied to post-Separation cash flows.

Based on the analysis above, the range of values of Teck’s steelmaking coal and base metals assets prior to the Separation are similar to the range of values of the same assets (Teck Metals and EVR) immediately after the Separation, other than the structural impacts described below.

Structural Impacts from the Separation

In additional to valuing the operating assets above, there are other cost and benefit impacts from the Separation which Origin isolated from the analysis and valued separately. These impacts arising from the Separation include incremental one-time and ongoing costs, savings and tax inputs. In assessing the effect of these impacts we note:

a)

The Company would incur a one-time net tax charge in connection with the Separation, along with capital gains tax payable upon the redemption of the 2nd tranche of the preferred shares in the future, net of pre-existing capital losses.

b)	The Company’s net tax attributes following the Separation would provide additional value to Teck Metals based on an analysis by the Company’s internal and external tax advisors.
c)

The implementation of the EST sinking fund is not expected to have a value impact as the fund is being established to offset future cash liabilities that currently exist. EVR will contribute to the EST an amount in present dollars that, based on reasonable actuarial assumptions is required to fully pay for the undiscounted reclamation cost in accordance with EVR’s closure standard. The EST fund will be reviewed by an independent actuary every three years.

d)	Other costs such as overhead charges, new public company costs and transaction costs would have a minor negative impact on value and may be partially offset by overhead reductions.

Based on the analysis above, we have calculated the combined impacts listed above related to the Separation to be approximately $150 million, on a net present value basis.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, Origin is of the opinion that, as at the date hereof, the Consideration to be received by the Shareholders pursuant to the Separation is fair, from a financial point of view, to the Shareholders.

Yours very truly,

Origin Merchant Partners

APPENDIX G

DUAL CLASS AMENDMENT FAIRNESS OPINIONS

February 18, 2023

The Special Committee of the Board of Directors and the Board of Directors

Teck Resources Limited

Suite 3300, Bentall 5

550 Burrard Street

Vancouver, B.C.

V6C 0B3

To the Special Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Teck Resources Limited (the “Company”) intends to pursue the reorganization of its share capital to introduce a six-year sunset for the multiple voting rights attached to the Company Class A common shares (the “Class A Shares”) by way of an arrangement (the “Dual Class Arrangement”) under the Canada Business Corporations Act. Pursuant to the Dual Class Arrangement, each Class A Share would be acquired by the Company in exchange for one new Class A Share and 0.67 of a Company Class B subordinate voting share (a “Class B Share” and such new Class A Share and 0.67 Class B Share, the “DCA Consideration”). The terms of the new Class A Shares will be identical to the current terms of Class A Shares, but will provide that, on the sixth anniversary of the effective date of the Dual Class Arrangement, all new Class A Shares will automatically be exchanged for Class B Shares.

Furthermore, BMO Capital Markets understands that the Company intends to pursue a reorganization of its business (the “Separation Arrangement”, and together with the Dual Class Arrangement, the “Arrangements”) into two separate public companies, Teck Metals Corp. (“Teck Metals”), which would retain the Company’s base metals assets, and Elk Valley Resources Ltd. (“EVR”), which would hold the Company’s steelmaking coal assets and certain associated assets, by way of an arrangement under the Canada Business Corporations Act. If approved, the Dual Class Arrangement would be implemented prior to the Separation Arrangement.

The terms and conditions of the Dual Class Arrangement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to holders of Class A Shares and Class B Shares (“Shareholders”) in connection with an annual and special meeting of the Shareholders to be held to, among other things, consider and, if deemed advisable, approve the Dual Class Arrangement.

We have been retained to provide financial advice to the special committee of the board of directors of the Company (the “Special Committee” and the “Board of Directors,” respectively), including our opinion (the “Opinion”) to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, to the holders of the Class A Shares and the holders of the Class B Shares (other than Temagami Mining Company Limited (“Temagami”), SMM Resources Incorporated (“SMM”), Dr. Norman B. Keevil and their respective affiliates, together the “Principal Class A Shareholders”), of the DCA Consideration paid to the holders of Class A Shares pursuant to the Dual Class Arrangement.

Engagement of BMO Capital Markets

The Special Committee initially contacted BMO Capital Markets regarding a potential advisory assignment in April 2022. BMO Capital Markets was formally engaged by the Special Committee pursuant to an agreement dated February 10, 2023 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Special Committee of the Board of Directors with various advisory services in connection with the Arrangements including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangements. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Principal Class A Shareholders or any of their respective affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Special Committee of the Board of Directors pursuant to the Engagement Agreement; (ii) acting as a lender in the Company’s senior credit facility; (iii) acting as a lender in EVR’s senior-secured credit facility; (iv) acting as a lender to the Company’s Quebrada Blanca project; (v) issuing letters of credit on behalf of the Company and its subsidiaries; and (vi) providing a range of conventional banking and treasury services to the Company.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Dual Class Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Plan of Arrangement giving effect to the Dual Class Arrangement (the “Dual Class Plan of Arrangement”) dated February 12, 2023;

2.	a draft of the new Class A share terms dated January 29, 2023;

3.	a draft of the Voting Support Agreements to be entered into with Temagami and SMM dated January 30, 2023 and January 31, 2023, respectively;

4.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;

5.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company, Teck Metals and EVR;

6.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

7.	discussions with management of the Company relating to the Company’s, Teck Metals’ and EVR’s current business, plan, financial condition and prospects;

8.	public information with respect to selected precedent dual class reorganization transactions we considered relevant;

9.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company, Teck Metals and EVR;

10.	various reports published by equity research analysts and other industry sources we considered relevant;

11.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

12.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the final Dual Class Plan of Arrangement and Voting Support Agreements will not differ in any material respect from the drafts that we reviewed, and that the Dual Class Arrangement will be consummated in accordance with the terms and conditions of the Dual Class Plan of Arrangement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Dual Class Arrangement.

The Opinion is provided to the Special Committee and the Board of Directors for their exclusive use only in considering the Dual Class Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute recommendations as to how any Shareholder should vote or act on any matter relating to the Dual Class Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, Teck Metals, EVR or of any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company, Teck Metals or EVR may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Dual Class Arrangement and the Opinion do not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Dual Class Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the DCA Consideration to be paid to the holders of Class A Shares pursuant to the Dual Class Arrangement is fair, from a financial point of view, to the holders of Class A Shares and Class B Shares (other than the Principal Class A Shareholders).

Yours truly,

BMO Nesbitt Burns Inc.

February 18, 2023

The Special Committee of the Board of Directors and the Board of Directors

Teck Resources Limited

Bentall 5

550 Burrard Street, Suite 3300

Vancouver, BC, V6C 0B3

To the Special Committee of the Board of Directors and the Board of Directors:

Origin Merchant Partners (“Origin”, “we” or “us”) understands that Teck Resources Limited (the “Company” or “Teck”) is considering a reorganization of its share capital pursuant to which each outstanding Class A common share of the Company (“Class A Shares”) will be acquired by Teck in exchange for one “New Class A Share” and 0.67 of a Class B subordinate voting share of the Company (each a “Class B Share” and together with the New Class A Share, the “Consideration”), by way of a court approved plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Dual Class Amendment”). The terms of the New Class A Shares will be identical to the current terms of the Class A Shares, but will provide that, on the sixth anniversary of the effective date of the Dual Class Amendment, each New Class A Share will be automatically exchanged for one Class B Share. The Class B Shares will be renamed “common shares” at such time. In support of the Dual Class Amendment, Dr. Norman B. Keevil, Temagami Mining Company Limited and SMM Resources Incorporated (collectively, the “Principal Shareholders”), together representing 6,187,912 Class A Shares and 1,057,812 Class B Shares, or 79.7% of the total outstanding Class A Shares and 0.2% of the total outstanding Class B Shares, will enter into voting support agreements pursuant to which they will agree to vote in favour of the Dual Class Amendment.

Origin understands that the terms of the Dual Class Amendment, this Opinion (as defined below) and certain related matters will be described in a management information circular (the “Circular”) which will be mailed to the holders of Class A Shares (“Class A Shareholders”) and the holders of Class B Shares (“Class B Shareholders” and collectively the “Shareholders”) in connection with an annual and special meeting of Shareholders to be held, among other things, to consider and, if deemed advisable, approve the Dual Class Amendment.

Origin further understands that a special committee of independent directors (the “Special Committee”) of the Board of Directors of the Company (the “Board”) was constituted to, among other things, consider the Dual Class Amendment and make recommendations with respect thereto to the Board.

Engagement

Origin was initially contacted by the Special Committee on January 5, 2023 to confirm our independence and present our credentials and was formally engaged by the Special Committee pursuant to an engagement agreement on January 13, 2023 (the “Engagement Agreement”). Pursuant to the Engagement Agreement, the Special Committee engaged Origin to, among other things, provide an opinion (this “Opinion”) to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Dual Class Amendment by Class A Shareholders to the Shareholders, other than the Principal Shareholders and their respective affiliates.

The Engagement Agreement provides that Origin will receive a fixed fee for rendering this Opinion. In addition, the Company has agreed to reimburse Origin for all reasonable legal and other out-of-pocket expenses and indemnify Origin and each of its subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, advisors and each partner and each principal of Origin from and against certain liabilities arising out of Origin’s engagement under the Engagement Agreement. The compensation to Origin under the Engagement Agreement does not depend, in whole or in part, on the conclusions to be reached by it in this Opinion or the successful completion of the Dual Class Amendment. Accordingly, Origin does not have a material financial interest in the completion of the Dual Class Amendment.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of New Self-Regulatory Organization of Canada (“New-SRO”) but New-SRO has not been involved in the preparation or review of this Opinion. Neither the Special Committee nor the Board has instructed Origin to prepare, and Origin has not prepared, a “formal valuation” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company, and this Opinion should not be construed as such. Origin was not engaged to advise or opine on any legal, tax or regulatory aspects of the Dual Class Amendment and this Opinion does not address any such matters. Origin has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver this Opinion.

Credentials of Origin Merchant Partners

Origin is an investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring and merchant banking services. This Opinion represents the opinion of Origin and the form and content hereof have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Origin Merchant Partners

Neither Origin nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company nor of any of the Principal Shareholders or any of their respective associates or affiliates (collectively, the “Interested Parties”). Origin is not acting as an advisor to the Company, or any other Interested Party, in connection with any matter, other than to provide this Opinion under the Engagement Agreement and with respect to certain matters relating to the proposed spin-off by the Company of its steelmaking coal business to the Shareholders (the “Separation”) and the exchange of property interest and investment by Nippon Steel Corporation and POSCO (“NSC & POSCO Transactions”).

Origin has not participated in any offering of securities of or had a material financial interest in a transaction involving the Company or any other Interested Party during the 24-month period preceding the date Origin was first contacted in respect of this Opinion, the Separation and the NSC & POSCO Transactions. Further, other than to provide the Opinion under the Engagement Agreement, and an opinion with respect to the Separation, Origin has not been engaged to provide any financial advisory services involving the Company or any other Interested Party during such 24-month period.

As an investment bank, Origin and its affiliates may, in the ordinary course of its business, provide advice to its clients on various matters, which advice may include matters with respect to the Dual Class Amendment, the Separation, the Company or any other Interested Party. There are no understandings, agreements or commitments between Origin and the Company or any other Interested Party with respect to any future financial advisory or investment banking business.

Scope of Review

In arriving at its Opinion, Origin has reviewed, analyzed, considered and relied upon or carried out, among other things, the following:

1.	The draft Plan of Arrangement in respect of the Dual Class Amendment (the “Plan of Arrangement”) dated February 12, 2023;
2.	The draft share terms for the New Class A Shares dated February 12, 2023;
3.

The draft Voting Support Agreements between Temagami Mining Company Limited and SMM Resources Incorporated with the Company and Elk Valley Resources Ltd. dated January 30, 2023 and February 11, 2023, respectively;

4.	Certain financial analyses, financial models and forecasts prepared by the Company;
5.

Annual audited financial statements and related management’s discussion and analysis of the Company for the fiscal years ended December 31, 2021 and 2020 and draft news release with summary financial statements and related management’s discussion and analysis of the Company for fiscal year ended and fourth quarter ended December 31, 2022;

6.	Quarterly financial statements and related management’s discussion and analysis of the Company for the first, second and third quarters of 2022;
7.	Notices of annual meetings and management information circulars of Teck for shareholder meetings held in 2022, 2021 and 2020;
8.	Materials considered as part of the Separation and the associated opinion prepared by Origin;
9.

Financial, operational and corporate information relating to Teck prepared or provided by the Company, management or their advisors including files uploaded to the Teck data room as of February 18, 2023;

10.	Discussions with management of the Company regarding the past and current business operations, financial condition and future prospects of the Company;
11.	Discussions with legal and financial advisors to the Company and the Special Committee regarding the Dual Class Amendment and other matters considered relevant;
12.	Public information relating to the business, operations, financial performance and stock trading history of the Company and selected comparable public companies considered by Origin to be relevant;
13.	Relevant financial information and select financial metrics of precedent transactions deemed relevant by Origin;
14.	Selected reports published by equity research analysts and industry sources considered by Origin to be relevant;
15.	Academics papers and research on dual class share (“DCS”) companies, their performance, characteristics, traits and trends as deemed relevant;
16.	Discussions with the members of the Special Committee and memos provided to and reviewed by the Special Committee;
17.	The Company’s press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) for the three year period ended February 18, 2023;
18.

A certificate dated February 18, 2023 addressed to Origin from certain officers of the Company regarding the completeness and accuracy of the information provided by the Company upon which this Opinion is based (the “Management Representation Letter”); and

19.	Such other corporate, industry and financial market information, investigations and analyses as considered by Origin to be relevant in the circumstances.

Origin has not, to the best of its knowledge, been denied access by the Company to any information requested by us. Origin did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, without independent verification, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Prior Valuations

Senior officers of the Company, on behalf of the Company, have represented to Origin that, among other things, there are no independent appraisals or valuations or material non-independent appraisals, valuations or material expert reports relating to the Dual Class Amendment, the Company, its securities or any of its subsidiaries or any of its respective material assets or material liabilities within their possession or control or knowledge that have been prepared in the preceding 24 months, or are known to the Company to be in the course of preparation, which have not been provided to Origin.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below. Origin has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, or its affiliates, or otherwise obtained by us pursuant to the Engagement Agreement, and our Opinion is conditional upon such completeness, accuracy and fair presentation.

We have also assumed, without limitation, that the Plan of Arrangement will be in substantially the form and substance of the draft provided to us; that the Dual Class Amendment will be completed in accordance with the terms of the Plan of Arrangement and all applicable laws; and that the Circular will satisfy all applicable legal requirements. As well, we have assumed, without limitation, that the Company and its affiliates will be in material compliance at all times with their respective material contracts and have no material undisclosed liabilities (contingent or otherwise) not reflected in the Company’s financial statements; that no unanticipated tax or other liabilities will result from the Dual Class Amendment or related transactions; and that all required consents and regulatory approvals will be obtained on terms not adverse to the Company, its affiliates or Shareholders.

Certain officers of the Company have represented to us in the Management Representation Letter, among other things, that the financial information, technical information, other information, data, advice, opinions, representations and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, “Information”), were complete, true and correct in all material respects as at the date the Information was provided to us and that, since the date the Information was provided to us, no material transaction has been entered into by the Company or any of its subsidiaries and there is no plan or proposal for any material change in the affairs of the Company, any of its subsidiaries, or their respective associates, affiliates or securities, which has not been disclosed publicly or to Origin, and, except for the Dual Class Amendment, the Separation and the NSC & POSCO Transactions, the Company has no plans and is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the financial condition, assets, liabilities (contingent or otherwise), business or operations of the Company or any of its subsidiaries on a consolidated basis or that would constitute a “material change” (as such term is defined in the Securities Act (Ontario)).

Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates. Subject to the exercise of our professional judgement, we have not attempted to verify independently any of the information concerning the Company or any of its affiliates (including the Information). As provided for in the Engagement Agreement, Origin has relied upon the completeness and accuracy of all of the financial and other information (including the Information), data, documents, advice, opinions, representations and other materials, whether in written, electronic or oral form, obtained by it from public sources (collectively, the “Other Information”) and we have assumed the completeness, accuracy and fair presentation of the Other Information and that this Other Information did not omit to state any material fact or any fact necessary to be stated to make such Other Information not misleading. This Opinion is conditional upon the completeness, accuracy and fair presentation of such Other Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the Other Information. With respect to the current budgets, strategic plans, financial forecasts, projections, models or estimates provided to Origin by management of the Company and used in the analysis supporting this Opinion, we have assumed that they (a) were reasonably prepared on bases reflecting estimates and judgment of the Company and were prepared using the assumptions identified therein, which in the reasonable belief of management of the Company are (or were at the time of preparation) reasonable in the circumstances; (b) are not, in the reasonable belief of management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation; and (c) represent the actual views of management of the financial prospects and forecasted performance of the Company. By rendering this Opinion we express no view as to the reasonableness of such budgets, strategic plans, forecasts, projections, models or estimates or the assumptions on which they are based.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters with respect to the Dual Class Amendment. This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and the Other Information and as they have been represented to Origin in discussions with management of the Company. In its analyses and in preparing this Opinion, Origin made numerous assumptions with respect to industry performance, current market conditions, general business and economic conditions, and other matters, many of which are beyond the control of Origin or any party involved in the Dual Class Amendment.

In providing this Opinion, Origin expresses no opinion as to the trading price or value of the Company’s Class A Shares or Class B Shares following the announcement or completion of the Dual Class Amendment. This Opinion has been provided for the sole use and benefit of the Special Committee and the Board in connection with, and for the purpose of their consideration of the Dual Class Amendment and may not be used or relied upon by any other person or for any other purpose or quoted from or published without the prior written consent of Origin, provided that Origin consents to the inclusion of this Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Origin) in the notice of meeting and the Circular to be mailed to Shareholders in connection with seeking their approval of the Dual Class Amendment and to the filing thereof, as necessary, by the Company on SEDAR and with the securities commissions or similar securities regulatory authorities in Canada and the United States.

This Opinion does not constitute a recommendation to the Special Committee, the Board or any Shareholder as to whether or not any Shareholder should approve the Dual Class Amendment or vote their shares in favour of the Dual Class Amendment. This Opinion does not address the relative merits of the Dual Class Amendment as compared to other transactions or business strategies that might be available to the Company, or the underlying business decision of the Company to effect the Dual Class Amendment. In considering the fairness of the Dual Class Amendment, from a financial point of view, to the Shareholders (other than the Principal Shareholders and their respective affiliates), Origin considered the Dual Class Amendment from the perspective of the Shareholders (other than the Principal Shareholders and their respective affiliates) generally and did not consider the specific circumstances of any particular Shareholder, including such Shareholders’ specific income tax considerations.

This Opinion is given as of the date hereof and Origin disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come, or be brought, to the attention of Origin after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, including, without limitation, the terms and conditions of the Dual Class Amendment, or if Origin learns that the Information relied upon in rendering this Opinion was inaccurate, incomplete or misleading in any material respect, Origin reserves the right to amend, supplement or withdraw this Opinion.

Origin believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do the latter could lead to undue emphasis on any particular factor or analysis.

Overview of the Company and its Share Capital

Teck is one of Canada’s leading mining companies, engaged in exploring for, acquiring, developing and producing natural resources. The Company is organized into business units focused on copper, zinc and steelmaking coal, with increasing focus on the development of an industry-leading portfolio of copper and zinc development projects.

The Company currently has a DCS structure consisting of Class A Shares and Class B Shares. Class A Shares carry one hundred votes per share and Class B Shares carry one vote per share. Both classes of shares are traded on the TSX and the Class B Shares are also traded on the NYSE. In 2001, Teck amended its articles to add coattail provisions for the benefit of the Class B Shares. As of the date of this Opinion, the Class A Shares, collectively, represent approximately 1.5% of the total outstanding Class A and Class B Shares and approximately 60.5% of the total votes attached to the Class A Shares and Class B Shares. The Class B Shares represent approximately 98.5% of the total outstanding Class A Shares and Class B Shares, and approximately 39.5% of the total votes attached to the Class A Shares and Class B Shares. The Principal Shareholders own a total of 6,187,912 Class A Shares and a total of 1,057,812 Class B Shares, representing approximately 1.4% of the total Class A Shares and Class B Shares and 48.3% of the total votes attaching to the Class A Shares and Class B Shares.

Overview of the Dual Class Amendment

Origin understands that pursuant to the Dual Class Amendment, the Company will acquire each outstanding Class A Share in exchange for one New Class A Share with a 6-year sunset provision and 0.67 of a Class B Share. The sunset provision of the New Class A Shares will result in the automatic exchange of each New Class A Share for one (1) Class B Share without further consideration to the Class A Shareholders on the 6th anniversary of the effective date of the Dual Class Amendment, after which Teck will have one class of shares issued and outstanding, which will carry one vote per share and be renamed as “common shares”.

Fairness Considerations

In support of the Opinion, Origin has conducted and reviewed certain analyses of the Company and the market based on the methodologies and assumptions that Origin considered appropriate in the circumstances for the purposes of providing its Opinion.

As part of the analyses and investigations carried out in the preparation of the Opinion, Origin reviewed and considered the items outlined under “Scope of Review”. In the context of the Opinion, Origin has principally considered and relied upon the following (as is further described below):

a)	Review and Analysis of Comparable DCS Companies and the Historical Premium Paid for the Class A Shares;
b)	Review and Analysis of Sunset Provisions of Comparable DCS Companies; and
c)	Review and Analysis of Precedent DCS Unification Transactions.

Although not forming part of its financial analysis, Origin considered a number of other factors in arriving at its Opinion, including the following:

•	The historical trading price and volume of the Class A Shares relative to that of the Class B Shares and the broader index;

•	Historical trading multiples of Teck shares relative to comparable publicly traded companies;

•	The historical impact on the trading performance of companies after announcing comparable DCS unification transactions; and

•	The potential impact of the Separation (which, if approved, would be completed after the implementation of the Dual Class Amendment).

Review and Analysis of Comparable DCS Companies and the Historical Premium Paid for the Class A Shares

Origin reviewed and analyzed a comparable group of publicly listed companies on the TSX with DCS structures. Of the 1,782 TSX listed companies available, 67 companies, including the Company, were considered given their comparable characteristics which excluded companies with a single class of share, real estate investment trusts, exchangeable shares and variable voting share structures.

Table 1: TSX Listed DCS Companies

Company Name
ADF Group Inc.
AGF Management Limited
AKITA Drilling Ltd.
Alithya Group Inc.
Anaergia Inc.
Andlauer Healthcare Group, Inc.
Andrew Peller Limited
Aritzia Inc.
ATCO Ltd
BBTV Holdings, Inc.
Boat Rocker Media Inc.
Bombardier Inc.
Brookfield Business Partners LP
Brookfield Infrastructure Corporation
Brookfield Reinsurance Ltd.
BRP Inc.
Canada Goose Holdings Inc.
Canadian Tire Corporation, Limited
Canadian Utilities Limited
CCL Industries Inc.
Celestica, Inc.
CGI Inc.
Cogeco Communications, Inc.
Cogeco, Inc.
Colliers International Group Inc.
Corby Spirit and Wine Limited
Corus Entertainment Inc.
Coveo Solutions Inc.
D2L Inc.
dentalcorp Holdings Ltd.
Dorel Industries Inc.
Dream Unlimited Corp.
Dundee Corporation
Empire Company Limited

Company Name
Fairfax Financial Holdings Limited
Fairfax India Holdings Corporation
Flow Beverage Corp
GDI Integrated Facility Services, Inc.
GFL Environmental, Inc.
Guardian Capital Corp
Hammond Manufacturing Company Limited
Hammond Power Solutions, Inc.
Helios Fairfax Partners
Lassonde Industries, Inc.
Logistec Corporation
Madison Pacific Properties Inc.
MCI Onehealth technologies, Inc.
Nextpoint Financial Inc.
Nuvei Corporation.
Onex Corporation
Power Corporation of Canada
Quebecor, Inc.
Rogers Communications, Inc.
Shopify Inc.
Spin Master Corp.
Stingray Inc.
SunOpta Inc.
Teck Resources Limited
Telesat Corporation
TELUS International (Cda) Inc.
The Becker Milk Company Limited.
Thinkific Labs, Inc.
Transcontinental Inc.
TVA Group, Inc.
Urbana
VerticalScope Holdings Inc
Wilmington Capital

In considering the characteristics of Teck’s DCS structure relative to market practice, Origin reviewed the multiple of the Class A Shareholders’ voting interest to their economic interest and compared it to the 20 largest comparable DCS companies with multi-voting shares listed on the TSX (based on market capitalization). Teck has a multiple of 41.1x, compared with an average of 7.4x for the other 20 largest comparable TSX listed DCS companies. This ratio indicates the level of divergence of economic interest relative to the voting interest and Teck is notably the highest in this group (excluding companies with non-voting common shares) as shown in Table 2. This is a right of the Class A Shareholders arising from when the structure was created in 1969 with no means implemented at the time to bring the voting interest into alignment with the economic interest nor the full unification of the share structure. With the sunset provision contemplated in the Dual Class Amendment the ratio will fall to 1.0x by the sixth anniversary of the effectiveness of the Dual Class Amendment, consistent with other single class share structures.

Table 2: Teck vs. DCS Peers Voting to Economic Interest Ratio

In considering the historical relationship between classes of shares, Origin reviewed the trading of Class A Shares compared to Class B Shares through the last 10 years. We examined the historical premium paid in the market for the Class A Shares over the market price for the Class B Shares. These Class A Shares were not part of the Principal Shareholders holdings and without the participation of the Principal Shareholders these freely trading Class A shares could not form a separate control position, even if consolidated, as they represent 12.3% of the votes and have no special board nomination or other rights. However, over the last 10 years the Class A Shares have traded at an average premium to the Class B Shares of 9.3% and reached a peak premium of 72.2%. There have been two periods of higher sustained premiums from 2014 to 2016 and 2020 to 2022 which averaged 20.9% and 19.0%, respectively. These occurred during periods of high market volatility and low volume traded in the Class A Shares, which may be more indicative of the lower liquidity than of a premium value in these periods.

Table 3: Teck Class A vs. Class B 10-Year Historical Premium (Discount)

Based on a review of Teck’s DCS structure, Teck’s recent trading activity as well as comparable DCS companies, Origin noted that (1) the Class A Shares have traded at times at a material premium over the Class B Shares (2) Teck is a clear outlier, even among the comparable DCS companies in terms of the divergence of voting interests and economic interests, (3) there is no provision in place to automatically collapse the Class A Shares other than through consensual agreement of the parties, and (4) the unification contemplated by the Dual Class Amendment brings full alignment of voting and economic interests.

Review and Analysis of Sunset Provisions of Comparable DCS Companies

Of the 67 comparable DCS companies on the TSX reviewed, 56 (84%) contain a coattail provision that effectively converts subordinate voting shares (“SVS”) into multi-voting shares (“MVS”) in the event of a takeover bid for the MVS without an identical bid for the SVS. In addition, 29 (43%) contain a sunset provision that triggers the automatic conversion of MVS into SVS upon the occurrence of certain events. Of the comparable DCS companies with sunset provisions, the provisions are typically structured in one or more of the following three ways:

•

Dilution Sunset: This provision is triggered when a specific amount of a MVS holder’s shareholdings or economic interest falls below a pre-defined threshold. This type of provision requires MVS holders to maintain a minimum percentage of economic interest (expressed as a percentage of total equity or dollar amount).

•

Triggering-Event Sunset: MVS will convert into SVS in the event of the holders reaching a certain age, die or no longer hold a specified position in the company. This approach typically concentrates on the founder(s) or major equity holders.

•

Time-Based Sunset: MVS will be automatically converted into SVS when a pre-determined date is reached. This time frame is generally set as a number of years following a company’s initial public offering.

Table 4: Summary of DCS Companies with Sunset Provisions in Canada1

1 Companies can, and do, have multiple sunset provisions

In addition to the two TSX listed companies with DCS structures and a time-based sunset, Origin reviewed a number of recent DCS companies that trade publicly on the NYSE and Nasdaq that contain time-based sunset provisions.

Table 5: Summary of DCS Companies with Time-Based Sunset Provisions

Company	Ticker	Implementation	Date	Length
Bloom Energy Incorporation	NYSE:BE	19-Aug-22	27-Jul-23	1 year
dentalcorp Holdings Ltd.	TSX:DNTL	21-May-21	20-May-41	20 years
Thinkific Labs Inc.	TSX:THNC	27-Apr-21	27-Apr-31	10 years
Eventbrite	NYSE:EB	20-Sep-18	20-Sep-28	10 years
Smartsheet, Inc.	NYSE:SMAR	27-Apr-18	27-Apr-25	7 years
Zuora, Inc.	NYSE:ZUO	11-Apr-18	11-Apr-28	10 years
Stitch Fix, Inc.	Nasdaq:SFIX	17-Nov-17	27-Nov-27	10 years
Altair Engineering	Nasdaq:ALTR	01-Nov-17	01-Jan-29	11 years
Okta Inc.	Nasdaq:OKTA	06-Apr-17	12-Apr-27	10 years
Hamilton Lane, Inc.	Nasdaq:HLNE	01-Mar-17	31-Mar-27	10 years
Average Sunset Length				10 years
Teck’s Proposed Sunset Provision				6 years

Origin also reviewed the key terms of DCS companies that recently completed an initial public offering on the TSX in 2021 and 2022. Of the eight companies considered, all companies included sunset provisions and coattail provisions in their share structures at the time of the offering to effect the eventual unification of the multiple classes of shares. As these sunset provisions are in place at the time of the initial public offering, any implied premium value for the sunset provisions are already reflected in the pricing at issue and cannot be separately examined, but the fact that all recent DCS initial public offerings included sunset provisions suggests there is a premium for them.

Based on our review, all newly listed companies with DCS structures have sunset provisions for the future unification of the share classes in place at the time of issue. The Dual Class Amendment brings the Company in line with this new issue practice. Although time-based sunsets are less common than dilution and founder based sunset provisions, we reviewed 10 recently listed DCS companies with time-based sunset provisions that included one short term sunset (one year) with the balance being seven to 20 year terms, indicating the length of the sunset provision proposed by the Dual Class Amendment is shorter in duration than most of these comparable DCS companies with time-based sunset provisions.

Review and Analysis of Precedent DCS Unification Transactions

Origin reviewed publicly available information on 60 select transactions since the year 2000 involving the unification of DCS companies whether through a corporate reorganization, an automatic unification or a transaction. While the majority of the unifications (49 of 60) did not involve the payment of a premium to the MVS shareholders we believe the 11 unifications with premiums are the most relevant in these circumstances where the unification must be negotiated and agreed. Of the 60 unifications, Origin excluded pre-structured unification transactions, transactions involving MVS shareholder-led going private situations, capital raising or restructuring transactions for distressed situations and transactions done with the goal of an MVS-supported exit or sale, as in each of these cases the MVS shareholders were incented or could be compelled by the circumstances to agree to a unification without a premium. None of these precedent circumstances are applicable to the Company’s current situation.1

Table 6: Identifying the Most Comparable DCS Unifications

1 Two of the unification transactions with premiums were included that would otherwise be excluded by this rationale: the Four Seasons going private transaction which included the MVS shareholders, and Shawcor, which involved a liquidity event for the MVS shareholders

Of the 11 DCS unification transactions selected and analyzed, given their comparability to the Dual Class Amendment, all included some amount of dilution to the SVS shareholders and a premium for the MVS shareholders in exchange for agreeing to the DCS unification. When comparing the terms of other DCS unifications to the Dual Class Amendment, Origin reviewed the premium paid to the MVS holders and the dilution to the SVS holders of all comparable transactions. When calculating such premiums and dilution, Origin included all forms of consideration including shares, cash and any other consideration relating to management agreements, long term incentive plans or other compensation or ancillary benefits at the time of unification when considering the premium and dilution amounts.

Table 7: Summary of DCS Unification Transactions in Canada

Company	Date[1]	Premium[2]	Dilution[3]	Consideration

FirstService[4]	10-May-19	3.8x	8.8%	Cash & Shares
Astral Media[5]	05-Jul-13	1.4x	2.0%	Cash
Shawcor	20-Mar-13	1.1x	0.9%	Cash & Shares
MI Developments[6]	30-Jun-11	26.5x	22.8%	Cash & Shares
Magna	01-Sep-10	18.8x	10.2%	Cash & Shares
Caldwell Partners	01-May-10	1.1x	2.6%	Shares
Four Seasons[7]	12-Feb-07	1.9x	7.8%	Cash
Extendicare	10-Nov-06	1.1x	1.1%	Shares
Canam Group8	28-Aug-06	n/a	4.2%	Shares
Sherritt	11-Dec-03	14,000x	1.4%	Shares
Goldcorp	29-Sep-00	2.3x	3.4%	Shares
Average Premium & Dilution		6.4x9	5.9%
Dual Class Amendment		1.7x	1.0%	Shares

1 Date represents the day the DCS unification transaction was consummated

2 Premium is calculated as a multiple of the cash and/or share consideration received by the MVS shareholders divided by the consideration received for or value of the SVS shares

3 Dilution is calculated as subordinate shareholder ownership pre-unification minus subordinate shareholder ownership post-unification

4 Founder received lump-sum consideration related to LTIP and MSA

5 Blended consideration of three classes of shares; multiple voting shares (10 votes per share), single-voting shares and non-voting shares

6 Founder received carve-out of the non-core assets in exchange for the elimination of their MVS

7 Founder received lump-sum payment related to a LTIP

8 MVS were preferred securities (no previous economic interest)

9 Average premiums exclude Sherritt International as it is a material outlier

Origin reviewed the Dual Class Amendment economics relative to the DCS unification precedents and considered the trade-off between voting interest given up by the MVS holders in the unifications to the dilution experienced by the SVS holders by examining the voting to economic interest ratio and subordinate shareholder dilution. These are charted below. The Dual Class Amendment falls in the top left quadrant which represents a relatively high voting interest being relinquished by the MVS holders for a relatively low level of dilution to the SVS holders.

Table 8: MVS Voting to Economic Interest vs. SVS Shareholder Dilution3

1 Calculated as the MVS voting interest divided by their economic interest

2 Calculated as the difference between SVS ownership pre- and post-dual class amendment (includes share exchange and cash payments)

3 Sherritt was excluded from this analysis as it is a material outlier

Origin also considered whether the precedent transactions supported previously cited rationale for unifications. In a 2011 study conducted by Wilfred Laurier University, a number of reasons were cited for unification with the two most common being an “increase in liquidity and marketability” of the unified shares and to “increase investor appeal and attract institutional investor interest” (Amoako-Adu et al., 2011) both of which would benefit all shareholders. Origin analyzed the liquidity and trading impact post-unification announcement of the nine relevant precedent reorganization unifications (Astral Media and Four Seasons were acquisitions; no trading post-unification). The analysis is based on the difference in daily average trading volume pre- and post-announcement, over a 1-month to 1-year time horizon, and the number of constituents that had higher daily average trading volume one-year following the announcement.

Table 9: Sustained Liquidity / Marketability Impact Post-Unification Announcement

Based on the transactions reviewed above, the precedent dilution to SVS holders from DCS unifications included a high of 22.8% and a low of 0.9%. The dilution to the Class B Shareholders resulting from the Dual Class Amendment is at the lower end of the range of the dilution seen in the precedent DCS unification transactions. The precedent premiums to MVS holders from DCS unifications included a high of 26.5x and a low of 1.1x. The premium of 1.7x payable to the Class A Shareholders under the Dual Class Amendment is consistent with the premiums implied by the select precedent DCS unification transactions. The precedent transactions also support the rationale regarding the potential benefits to both Class A Shareholders and Class B Shareholders of improved liquidity.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, Origin is of the opinion that, as at the date hereof, the Consideration to be received by Class A Shareholders pursuant to the Dual Class Amendment is fair, from a financial point of view, to the Shareholders, other than the Principal Shareholders and their respective affiliates.

Yours very truly,

Origin Merchant Partners

APPENDIX H

INTERIM SEPARATION ORDER

(see attached)

H-1

SUPREME COURT OF COLUM MAR 23 2023 BIA No. S-232052 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TECK RESOURCES LIMITED, ELK VALLEY RESOURCES LTD. AND THE SHAREHOLDERS OF TECK RESOURCES LIMITED TECK RESOURCES LIMITED PETITIONER ORDER MADE AFTER APPLICATION (SEPARATION ARRANGEMENT INTERIM ORDER) ) MASTER BEFORE ) ) 23/March/2023 ) ) ON THE APPLICATION of the Petitioner, Teck Resources Limited (“Teck”) for an Interim Order under section 192 of tire Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the “CBCA”) 0 without notice coming on for hearing at Vancouver, British Columbia on 23, 2023 March and on hearing David Brown’ counsel the Petitioner and upon reading tire Petition herein, the Affidavit #1 of Peter Rozee (the “Rozee Affidavit”), sworn on March 21, 2023 and filed herein; and UPON BEING ADVISED that the Director appointed under the CBCA has determined that the Director does not need to appear or be heard on the Application; and UPON BEING ADVISED that it is the intention of Teck to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) as a basis for an exemption from the registration requirements of the U.S. Securities Act with respect to securities issued under the Separation Plan of Arrangement based on the Court’s approval of the Separation Arrangement (as defined below); THIS COURT ORDERS that: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Annual and Special Meeting H-2

-7- of Shareholders of Teck and Management Information Circular (the “Circular”) attached as Exhibit “A” to the Rozee Affidavit. SPECIAL MEETING 2. Pursuant to section 192 of the CBCA, Teck is authorized and directed to call, hold and conduct an annual and special meeting (the “Meeting”) of the holders (tire “Teck Class A Shareholders”) of Class A common shares (“Teck Class A Shares”) and the holders (the “Teck Class B Subordinate Voting Shareholders”, and together with, tire Teck Class A Shareholders, the “Teck Shareholders”) of Class B subordinate voting shares (“Teck Class B Subordinate Voting Shares”, and together with the Teck Class A Shares, the “Teck Shares”) to be held at 12:00 p.m. (Pacific Time) on April 26, 2023 at Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and virtually at https://virtual- meetings.tsxtrust.com/1447 to, among other things, consider and, if deemed appropriate, approve, with or without variation, a special resolution (the “Separation Resolution”) approving an arrangement (the “Separation Arrangement”) pursuant to which, among other things, Teck Shareholders will receive common shares in a new public company called “Elk Valley Resources Ltd.” (“EVR”), cash or a combination thereof, determined in accordance with the election, allocation and proration provisions set forth in the Separation Plan of Arrangement, in exchange for a reduction of the stated capital maintained in respect of the Teck Shares, and Teck will change its name to Teck Metals Corp. (“Teck Metals”). 3. The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the constating documents of Teck, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order and to the extent of any inconsistency, this Interim Order shall govern. ADJOURNMENT 4. Notwithstanding the provisions of the CBCA and the constating documents of Teck, Teck, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Teck Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Teck Shareholders by one of thee methods specified in paragraph 9 of this Interim Order. H-3

-7- 5. The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting. AMENDMENTS 6. Prior to the Meeting, Teck is authorized to make such amendments, revisions or supplements to the Separation Arrangement and the Separation Plan of Arrangement without any additional notice to tire Teck Shareholders or further order of this Court, and the Separation Arrangement and the Separation Plan of Arrangement as so amended, revised and supplemented shall be the Separation Arrangement and Separation Plan of Arrangement submitted to the Meeting, and the subject of the Separation Resolution. RECORD DATE 7. The record date for determining the Teck Shareholders entitled to receive notice of, attend and vote at the Meeting shall be March 7, 2023 (the “Record Date”), or such other date as the Teck Board may determine and as disclosed to Teck Shareholders in the manner they see fit. NOTICE OF SPECIAL MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of tire CBCA, and Teck shall not be required to send to tire Teck Shareholders any other or additional statement pursuant to Section 192 of the CBCA. 9. The Circular, form of proxy and Notice of Petition (collectively, the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B”, and “C” to the Rozee Affidavit, respectively, with such deletions, amendments or additions thereto as counsel for Teck may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to: (a) the registered Teck Shareholders as they appear on the central securities register or equivalent record of Teck as at the close of business on the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods: (i) by prepaid ordinary or air mail addressed to such Teck Shareholders at his, her or its address as it appears on the applicable securities registers or equivalent record of Teck as at the Record Date; (ii) by delivery in person to the addressee specified in paragraph 9(a)(i) above; or (iii) by email or facsimile transmission to any such Teck Shareholders who identifies himself, herself or itself to the satisfaction of Teck, acting H-4

-7- through its representatives, who requests such email or facsimile ‘ transmission and then in accordance with such request; (b) the directors and auditors of Teck, and the Director appointed under the CBCA, by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and (c) in .the case of non-registered Teck Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting, beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101—Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Teck’s application for the Final Order. 10. Teck is hereby directed to distribute the Circular (including the Notice of Petition and this Interim Order) (collectively, the “Court Materials”) to the holders of Teck options, deferred share units, restricted share units, performance share units, and performance deferred share units, by any method permitted for notice to Teck Shareholders as set forth in paragraphs 9(a) or 9(c), above, or by email or the Solium Shareworks portal, concurrently with the distribution described in paragraph 9 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Teck or its registrar and transfer agent, if applicable, at the close of business on the Record Date. Access to the Solium Shareworks portal shall be provided to those persons identified on the books and records of Teck or its registrar and transfer agent as holders of Teck options, deferred share units, restricted share units, performance share units, and performance deferred share units as at the close of business on the Record Date. 11. The Meeting Materials shall not be sent to Teck Shareholders where mail previously sent to such holders by Teck or its registrar and transfer agent has been returned to Teck or its registrar and transfer agent on two or more previous consecutive occasions. 12. Accidental failure of, or omission, or delay by Teck to give notice to any one or more Teck Shareholders or any other persons entitled thereto, or the non receipt of such notice by one or more Teck Shareholders, or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Teck (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate airy resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Teck, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. H-5

-7- DEEMED RECEIPT OF NOTICE 13. The Meeting Materials and Court Materials and any amendments, modifications, updates or supplements thereto and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,’ (a) in the case of mailing, tire day, Saturday and holidays excepted, following the date of mailing; (b) . in the case of delivery in person, the day following personal delivery or the day following delivery to the person’s address; (c) in the case of transmission by email or facsimile, upon the transmission thereof; (d) in the case of advertisement, at the time of publication of the advertisement; (e) in the case of electronic filing on SEDAR and EDGAR, upon the transmission thereof; and (f) in the case of beneficial company shareholders, three (3) days after delivery thereof to intermediaries and registered nominees. UPDATING MEETING MATERIALS 14. Teck is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Teck may determine (“Additional Information”), and that notice of such Additional Information may be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Teck may determine. PERMITTED ATTENDEES 15. The only persons entitled to attend the Meeting shall be the Teck Shareholders or their respective proxyholders as of the Record Date, directors, officers, auditors and advisors of Teck and any other person admitted on the invitation of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Teck Shareholders or their respective proxyholders as at the close of business on the Record Date. SOLICITATION OF PROXIES 16. Teck is authorized to use the form of proxy in connection with the Meeting in substantially the same form as attached as Exhibit “B” to the Rozee Affidavit and Teck may in its discretion waive generally the time limits for deposit of proxies by Teck Shareholders if the Chair of the Meeting deems it reasonable to do so. Teck is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. H-6

-7- 17. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. QUORUM AND VOTING 18. At the Meeting, the votes in respect of the Separation Resolution shall be taken on the following basis: (a) each registered Teck Class A Shareholder whose name is entered on the central securities register of Teck as at the close of business on the Record • Date is entitled to one hundred (100) votes for each Teck Class A Share registered in his/her/its name; (b) each registered Teck Class B Subordinate Voting Shareholder whose name is entered on the central securities register of Teck as at the close of business on the Record Date is entitled to one (1) vote for each Teck Class B Subordinate Voting Share registered in his/her/its name; and (c) the Separation Resolution must be approved by: (i) at least two-thirds of the votes cast by holders of Teck Class A Shares present in person or represented by proxy at the Meeting, voting as a class; and (ii) at least two-thirds of the votes cast by holders of Teck Class B Subordinate Voting Shares present in person or represented by proxy at the Meeting, voting as a class. 19. The quorum required at the Meeting shall be at least three (3) Teck Shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting. SCRUTINEER 20. One or more representatives of. TSX Trust Company (or such other persons as Teck may designate in its sole discretion) is authorized to act as scrutineer for the Meeting. ELECTION FORM 21. The Election Form in substantially the same form as contained in Exhibit “D” to the Rozee Affidavit, with such deletions, amendments or additions thereto as counsel for Teck may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to Teck Shareholders.. The Election Form may be distributed to Teck Shareholders at any time prior to the Distribution Record Date by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Teck may determine. APPLICATION FOR FINAL ORDER 22. Teck shall include in the Meeting Materials, when sent in accordance with this Interim Order, a copy of the Court Materials, and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 9 H-7

-7- and/ or 13 ’of this Interim Order, whether such persons reside ‘ within British Columbia or within another jurisdiction. 17. The persons entitled to appear and be heard at any hearing to sanction and approve the Separation Arrangement, shall be only: (a) Teck; (b) EVR; and (c) any Teck Shareholder and other person who has served and filed a Response to Petition and has otherwise complied with paragraph 24 of this Interim Order and the Supreme Court Civil Rules. 18. The sending of the Meeting Materials or Court Materials, as applicable, in the manner contemplated by this Interim Order shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall: (a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Final Order; and (b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to the Company’s counsel at: Stikeman Elliott LLP 5300 Commerce Court West 199 Bay St, Toronto, Ontario Canada M5L1B9 Attention: Sean Vanderpol by or before 4:00 p.m. (Vancouver time) on April 26,2023. 19. Upon the approval, with or without variation, by the Teck Shareholders of the Separation Resolution, in the manner set forth in this Interim Order, Teck may apply to this Court for, inter alia, an Order: (a) pursuant to CBCA Section 192(4)(e), approving the Separation Arrangement; and (b) pursuant to CBCA Section 192(4)(e), declaring that the terms and conditions of the Separation Arrangement are procedurally and substantively fair to Teck Shareholders and reasonable, H-8

-8- (collectively, the “Final Order”) and the hearing of the Final Order will be held on April 28, 2023 at 9:45 a.m. (Vancouver time) or as soon thereafter as the Final Order can be heard or at such other date and time as Teck may advise at die Courthouse at 800,Smithe Street, Vancouver, British Columbia or as the Court may direct. 26. In the event that the hearing of the Final Order is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with this Interim Order need be served and provided with the materials filed and notice of the adjourned hearing date. VARIANCE 27. Teck shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. 28. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the CBCA, applicable Securities Laws or the constating documents of Teck, this Interim Order will govern. 29. Rules 8-1 and 16-1(8)—(12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order. EXTRA-TERRITORIAL ASSISTANCE 30. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to tire Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of Lawyer for Petitioner, Teck David R. Brown/ Darlene Crimeni CHECKED H-9

No. S-232052 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 as amended AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TECK RESOURCES LIMITED, ELK VALLEY RESOURCES LTD. AND THE SHAREHOLDERS OF TECK RESOURCES LIMITED TECK RESOURCES LIMITED PETITIONER ORDER MADE AFTER APPLICATION (SEPARATION ARRANGEMENT INTERIM ORDER) STIKEMAN ELLIOTT LLP Suite 1700, Park Place 666 Burrard Street Vancouver, BC V6C 2X8 Telephone (604) 631-1300 COUNSEL: David R. Brown/Darlene Crimeni FILE NO: 125479.1027 H-10

APPENDIX I

INTERIM DUAL CLASS AMENDMENT ORDER

(see attached)

I-1

SUPREME COURT- VANCOUVER REGISTRY OF BRITISH COLUMBIA No. S-232053 MAR 23 2023 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA ENTERED—IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TECK RESOURCES LIMITED AND THE SHAREHOLDERS OF TECK RESOURCES LIMITED TECK RESOURCES LIMITED PETITIONER ORDER MADE AFTER APPLICATION (DUAL CLASS AMENDMENT ARRANGEMENT INTERIM ORDER) ) MASTER ) BEFORE )23/March/2023 ON THE APPLICATION of the Petitioner, Teck Resources Limited (“Teck”) for an Interim Order under section 192 of die Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the “CBCA”) [X] without notice coming on for hearing at Vancouver, British Columbia on March 23, 2023, and on hearing David Brown, counsel to the Petitioner’’ and upon reading the Petition herein, the Affidavit #1 of Peter Rozee (the “Rozee Affidavit”), sworn on March 21, 2023 and filed herein; and UPON BEING ADVISED that the Director appointed under the CBCA has determined that the Director does not need to appear or be heard on the Application; and UPON BEING ADVISED that it is the intention of Teck to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) as a basis for an exemption from the registration requirements of the U.S. Securities Act with respect to securities issued under the Dual Class Amendment Plan of Arrangement (as defined below) based on the Court’s approval of the Dual Class Amendment Plan of Arrangement;

-11- THS COURT ORDERS that: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Annual and Special Meeting of Shareholders of Teck and Management Information Circular (the “Circular”) attached as Exhibit “A” to the Rozee Affidavit. SPECIAL MEETING 2. Pursuant to section 192 of the CBCA, Teck is authorized and directed to call, hold and conduct an annual and special meeting (the “Meeting”) of the holders (the “Teck Class A Shareholders”) of Class A common shares (“Teck Class A Shares”) and the holders (the “Teck Class B Subordinate Voting Shareholders”, and together with the Teck Class A Shareholders, the “Teck Shareholders”) of Class B subordinate voting shares (“Teck Class B Subordinate Voting Shares”, and together with the Teck Class A Shares, the “Teck Shares”) to be held at 12:00 p.m. (Pacific Time) on April 26, 2023 at Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and virtually at https://virtual- meetings, tsxtrust.com/1447 to, among other things, consider and, if deemed appropriate, approve, with or without variation, a special resolution (the “Dual Class Amendment Resolution”), approving an arrangement (the “Dual Class Amendment Plan of Arrangement”) for Teck to acquire each issued and outstanding Teck Class A Share in exchange for (i) one new Class A common share which will automatically convert into Teck Class B Subordinate Voting Shares on the sixth anniversary of the Dual Class Amendment and (ii) 0.67 of a Teck Class B Subordinate Voting Share (the “Dual Class Amendment”). 3. The Meeting shall be called, held and conducted in accordance with tire CBCA, the Circular and the constating documents of Teck, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order and to the extent of any inconsistency, this Interim Order shall govern. ADJOURNMENT 4. Notwithstanding the provisions of the CBCA and the constating documents of Teck, Teck, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Teck Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Teck Shareholders by one of the methods specified in paragraph 9 of this Interim Order. 5. The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting. I-3

-11- AMENDMENTS 6. Prior to the Meeting, Teck is authorized to make such amendments, revisions or supplements to the Dual Class Amendment and the Dual Class Amendment Plan of Arrangement without any additional notice to the Teck Shareholders or further order of this Court, and the Dual Class Amendment and the Dual Class Amendment Plan of Arrangement as so amended, revised and supplemented shall be the Dual Class Amendment and Dual Class Amendment Plan of Arrangement submitted to the Meeting, and the subject of the Dual Class Amendment Resolution. RECORD DATE 7. The record date for determining the Teck Shareholders entitled to receive notice of, attend and vote at the Meeting shall be March 7, 2023 (the “Record Date”), or such other date as the Teck Board may determine and as disclosed to Teck Shareholders in the manner they see fit. NOTICE OF SPECIAL MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Teck shall not be required to send to the Teck Shareholders any other or additional statement pursuant to Section 192 of the CBCA. 9. The Circular, forms of proxy and Notice of Petition (collectively, the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Rozee Affidavit, respectively, with such deletions, amendments or additions thereto as counsel for Teck may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to: (a) the registered Teck Shareholders as they appear on the central securities register or equivalent record of Teck as at the close of business on the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods: (i) by prepaid ordinary or air mail addressed to such Teck Shareholders at his, her or its address as it appears on the applicable securities registers or equivalent record of Teck as at the Record Date; (ii) by delivery in person to tire addressee specified in paragraph 9(a)(i) above; or (iii) by email or facsimile transmission to any such Teck Shareholders who identifies himself, herself or itself to tire satisfaction of Teck, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request; I-4

-11- (b) the directors and auditors of Teck, and the Director appointed under the CBCA, by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and (c) in the case of non-registered Teck Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101—Communications with Beneficial Owners of Securities of. a. Reporting Issuer of the Canadian Securities Administrators; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Teck’s application for the Final Order. 10. Teck is hereby directed, to distribute the Circular (including the Notice of Petition and this Interim Order) (collectively, the “Court Materials”) to the holders of Teck options, deferred share units, restricted share units, performance share units and performance deferred share units by any method permitted for notice to Teck Shareholders as set forth in paragraphs 9(a) or 9(c), above, or by email or the Solium Shareworks portal, concurrently with the distribution described in paragraph 9 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Teck or its registrar and transfer agent, if applicable, at the close of business on the Record Date. Access to the Solium Shareworks portal shall be provided to those persons identified on the books and records of Teck or its registrar and transfer agent as holders of Teck options, deferred share units, restricted share units, performance share units, and performance deferred share units as at the close of business on the Record Date 11. Meeting Materials shall not be sent to Teck Shareholders where mail previously sent to such holders by Teck or its registrar and transfer agent has been returned to Teck or its registrar and transfer agent on two or more previous consecutive occasions. 12. Accidental failure of, or omission, or delay by Teck to give notice to any one or more Teck Shareholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Teck Shareholders, or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Teck (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Teck, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. DEEMED RECEIPT OF NOTICE I-5

-5- 13. The Meeting Materials and Court Materials and any amendments, modifications, updates or supplements thereto and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received, (a) in the case of mailing, the day, Saturday and holidays excepted, following the date of mailing; (b) in the case of delivery in person, the day following personal delivery or the day following, delivery to the person’s address; (c) in the case of transmission by email or facsimile, upon the transmission thereof; (d) in the case of advertisement, at the time of publication of the advertisement; (e) in the case of electronic filing on SEDAR and EDGAR, upon the transmission thereof; and (f) in the case of beneficial company shareholders, three (3) days after delivery thereof to intermediaries and registered nominees. UPDATING MEETING MATERIALS 14. Teck is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Teck may determine (“Additional Information”), and that notice of such Additional Information may be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Teck may determine. PERMITTED ATTENDEES 15. The only persons entitled to attend the Meeting shall be the Teck Shareholders or their respective proxyholders as of the Record Date, directors, officers, auditors, advisors of Teck and any other person admitted on thee invitation of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Teck Shareholders or their respective proxyholders as at the close of business on the Record Date. SOLICITATION OF PROXIES 16. Teck is authorized to use the forms of proxy in connection with the Meeting in substantially the same form as attached as Exhibit “B” to the Rozee Affidavit and Teck may in its discretion. waive generally the time limits for deposit of proxies by Teck Shareholders if the Chair of the Meeting deems it reasonable to do so. Teck is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. I-6

-11- 17. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. QUORUM AND VOTING 18. At the Meeting, the votes in respect of the Dual Class Amendment Resolution shall be taken on the following basis: (a) each registered Teck Class A Shareholder whose name is entered on the central securities. Register of the Teck as at the close of business on the Record Date is entitled to one hundred (100) votes for each Teck Class A Share registered in his/her/its name; (b) each registered Teck Class B Subordinate Voting Shareholder whose name is entered on the central securities register of the Teck as at the close of business on the Record Date is entitled to one (1) vote for each Teck Class B Subordinate Voting Share registered in his/her/its name; and (c) the Dual Class Amendment Resolution must be approved by at least: (a) two- thirds of the votes cast by all holders of Teck Class A Shares present or represented by proxy at the Meeting, voting separately as a class; (b) two- thirds of the votes cast by all holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting separately as a class; and (c) a simple majority of the votes cast by holders of Teck Class B Subordinate Voting Shares present or represented by proxy at the Meeting, excluding the votes attached to 1,057,812 Teck Class B Subordinate Voting Shares beneficially owned or controlled by the Principal Class A Shareholders (such number being based on Teck’s knowledge, after reasonable inquiry). 19. The quorum required at the Meeting shall be at least three (3) Teck Shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting. SCRUTINEER 20. One or more representatives of TSX Trust Company (or such other persons as Teck may designate in its sole discretion) is authorized to act as scrutineer for the Meeting. DISSENT RIGHTS 21. Each registered Teck Shareholder as of the Record Date shall have the right to dissent in respect of the Dual Class Amendment Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the terms of this Interim Order and the Dual Class Amendment Plan of Arrangement. 22. Registered Teck Shareholders as of the Record Date will be the only Teck Shareholders entitled to exercise rights of dissent. A beneficial holder of Teck Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary I-7

-7— who wishes to dissent must make arrangements for the registered Teck Shareholder to dissent on behalf of the beneficial holder of Teck Shares or, alternatively, make arrangements to become a registered, Teck Shareholder. 23. In order for a Teck Shareholder. to exercise such right of dissent (the “Dissent Right”): (a) a Registered Shareholder who wishes to dissent must send to Teck a written Dissent Notice to the Dual Class Amendment Resolution on or before 5:00 p.m. (Vancouver Time) two business days prior to the Meeting and must- otherwise strictly comply with the dissent procedures described in the Circular. (b) a Non-Registered Shareholder will not be entitled to exercise its Dissent Right directly (unless the Teck Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise its Dissent Right should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Teck Shares and either (i) instruct the Intermediary to exercise the Dissent Right on the Non- Registered Shareholder’s behalf (which, if the Teck Shares are registered in the name of CDS or other, clearing agency, may require that such Teck Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Teck Shares in the name of the Non- Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Right directly. (c) the filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, a Registered Shareholder who has submitted a Dissent Notice and who votes or instructs a proxyholder to vote in favour of the Dual Class Amendment Resolution will no longer be considered a Dissenting Shareholder with respect to the Teck Shares voted in favour of the Dual Class Amendment Resolution. (d) Teck is required within 10 days after the Teck Shareholders adopt the Dual Class Amendment Resolution to send to each Dissenting Shareholder a notice that the Dual Class Amendment Resolution has been adopted (the “Notice of Resolution”). Such notice is not required to be sent to any Teck Shareholder who voted in favour of the Dual Class Amendment Resolution or who has withdrawn their Dissent Notice. (e) a Dissenting Shareholder who has not withdrawn its’ Dissent Notice prior to the Meeting must, within 20 days after Notice of Resolution, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Dual Class Amendment Resolution has been adopted, send to Teck a; demand for payment (a “Demand for Payment”). Within 30 days after sending, the Demand for Payment, the Dissenting Shareholder must send to Teck or its Transfer Agent certificates representing Teck Shares in I-8

-11- respect of which he or she dissents (the “Certificate Delivery”). Teck or the Transfer Agent will endorse on share certificates received from a Dissenting Shareholder a notice, that the holder is a dissenting shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails, to make a Demand for Payment in the time required, or to complete the Certificate Delivery in the time required, has no right to make a claim under Section 190 of the CBCA. (f) pursuant to the Dual Class Amendment Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value by Teck for their Dissent Shares will be deemed to have transferred such Dissent Shares to Teck as of the effective time of the Dual Class Amendment Plan of Arrangement and will be entitled to be paid the fair value of such Dissent Shares, and will not be entitled to any other payment or consideration, including any payment or consideration that would be made under the Dual Class Amendment or the Separation, if any, had such holders not exercised their Dissent Rights. (g) pursuant to the Dual Class Amendment Plan of Arrangement, in no event will Teck or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Teck Shares or any interest therein (other than the right to be paid the fair value for such shares as set out herein) at or after the effective time of the Dual Class Amendment Plan of Arrangement, and as at the effective time of the Dual Class Amendment Plan of Arrangement the names of such Dissenting Shareholders will be deleted from the central securities register of Teck. (h) Teck is required, not later than seven days after the later of the Dual Class Amendment Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for its Dissent Shares in an amount considered by Teck to be the fair value of the Teck Shares (an “Offer to Pay”), for its Dissent Shares in an amount considered by Teck to be the fair value of the Teck Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Teck must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Teck does not receive an acceptance within 30 days after the Offer to Pay has been made. (i) if Teck fail’s to make an Offer to Pay for a Dissenting Shareholder’s shares, or if a Dissenting Shareholder fails to accept an Offer1 to Pay that has been made, Teck may, within 50 days after the Dual Class Amendment Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Teck Shares of Dissenting Shareholders. If Teck fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose I-9

-11- within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Teck or a Dissenting Shareholder must be made to a court in British Columbia or a court having jurisdiction in. the place where the Dissenting Shareholder resides if Teck carries on business in that province. (j) before making any such application to a court itself or after receiving a notice that a Dissenting Shareholder has made an application to a court, Teck will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by Teck will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the court will then fix a fair value for the Dissent Shares of all Dissenting Shareholders. Any resulting order of a court will be rendered against Teck in favour of each Dissenting Shareholder for the amount of the fair value of its Dissent Shares as fixed by the court (the “Fair Value Order”). The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Dual Class Amendment Effective Date until the date of payment. • (k) pursuant to the Dual Class Amendment Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid by Teck the fair value for their Dissent Shares (a “Failed Dissenter”), will be deemed to again be a holder of the Teck Shares held by such Failed Dissenter immediately prior to the exercise of such Failed Dissenter’s Dissent Rights, to have participated in the Dual Class Amendment, if applicable, and to otherwise be reinstated to their full rights as a holder of such Teck Shares effective, in respect of each Failed Dissenter, only as of the earlier of: i. the date that is 21 days after such Failed Dissenter receives the Notice of Resolution, if such Failed Dissenter fails to send the Demand for Payment in the time required; ii. the date on which such Failed Dissenter withdraws their Demand for Payment, (X) before Teck makes an Offer to Pay; (Y) and Teck has failed to make an Offer to Pay; or (Z) in accordance with Section 190(25)(a) of the CBCA; iii. the date which is 31 days after such Faded Dissenter sends the Demand for Payment, if such Failed Dissenter fails to complete the Certificate Delivery; I-10

-10- iv. the date on which the Board withdraws the Dual Class Amendment in accordance with the Dual Class Amendment Resolution; and v. the date of the Fair Value Order, and, as such, shall not participate in the Separation, if tire Separation is completed prior to the applicable foregoing date. APPLICATION FOR FINAL ORDER 24. Teck shall include in tire Meeting Materials, when sent in accordance with this Interim Order, a copy of tire Court Materials, and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraphs 9 and/or 13 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction. 25. The persons entitled to appear and be heard at any hearing to sanction and approve the Dual Class Amendment Plan of Arrangement, shall be only: (a) Teck; and (b) any Teck Shareholder and other person who has served and filed a Response to Petition and has otherwise complied with paragraph 26 of this Interim Order and the Supreme Court Civil Rules. 26. The sending of the Meeting Materials or Court Materials, as applicable, in the manner contemplated by this Interim Order shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall: (a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Filial Order; and (b) deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to the Company’s counsel at: Stikeman Elliott LLP 5300 Commerce Court West 199 Bay St Toronto, Ontario Canada M5L1B9 Attention: Sean Vanderpol by or before 4:00 p.m. (Pacific time) on April 26,2023. I-11

-11- 27. Upon the approval, with or without variation, by the Teck Shareholders of the Dual Class Amendment Plan of Arrangement, in the manner set forth in this Interim Order, Teck may apply to this’ Court for, inter alia, an order: (a) pursuant to CBCA Section 192(4)(e), approving tire Dual Class Amendment Plan of Arrangement; and (b) pursuant to CBCA Section 192(4) (e), declaring that the terms and conditions of the Dual Class Amendment Plan of Arrangement are procedurally and substantively fair to Teck Shareholders and reasonable (collectively, the “Final Order”) and the hearing of the Final Order will be held on April 28, 2023, at 9:45 a.m. (Pacific time) or as soon thereafter as the Final Order can be heard or at such other date and time as Teck may advise at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as the Court may direct. 28. In the event that the hearing of the Final Order is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with this Interim Order need be served and provided with the materials filed and notice of the adjourned hearing date. VARIANCE 29. Teck shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. 30. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the CBCA, applicable Securities Laws or the constating documents of Teck, this Interim Order will govern. 31. Rules 8-1 and 16-1(8)—(12) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order. EXTRA-TERRITORIAL ASSISTANCE 32. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any I-12

-11- judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: I-13 Signature of Lawyer for Petitioner, Teck David R. Brown/ Darlene Crimeni BY THE COURT Registrar

No. S-232053 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 as amended AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TECK RESOURCES LIMITED AND THE SHAREHOLDERS OF TECK RESOURCES LIMITED TECK RESOURCES LIMITED PETITIONER ORDER MADE AFTER APPLICATION (DUAL CLASS AMENDMENT ARRANGEMENT INTERIM ORDER) STIKEMAN ELLIOTT LLP Suite 1700, Park Place 666 Burrard Street Vancouver, BC V6C 2X8 Telephone (604) 631-1300 COUNSEL: David R. Brown/Darlene Crimeni FILE NO: 125479.1027 I-14

APPENDIX J

INFORMATION CONCERNING EVR PRO FORMA THE SEPARATION

NOTICE TO READER

As at the date hereof, EVR is a direct, wholly-owned subsidiary of Teck and has not carried on any active business. Pursuant to the Separation, Teck will reorganize its business, which will result in the creation of two independent and publicly traded companies: Teck Metals and EVR. Unless otherwise indicated, the disclosure in this Appendix “J” has been prepared assuming that the Separation has become effective and that EVR has become an independent public company. In particular, the disclosure in respect of the business and assets of EVR contained in this Appendix “J” is presented on the assumption that the Separation has become effective and the Steelmaking Coal Assets have been transferred to EVR prior to the date in respect of which such disclosure relates. Financial information included in this Appendix “J” has, unless otherwise indicated, been derived from the historical consolidated financial statements of Teck for each of the relevant periods and is presented in this Appendix “J” on a carve-out basis from such historical consolidated financial statements of Teck for the relevant period. Where indicated, information presented on a pro forma basis has been derived from the historical EVR combined carve-out financial statements for the relevant period set out in Appendix “L” to this Information Circular. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix “J” have the meanings given to such words and phrases in the Information Circular or in the Glossary of Certain Terms in this Information Circular.

In order to facilitate the incorporation and organization of EVR, one officer of Teck has been appointed to the EVR Board on an interim basis. Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the “Programs and Policies”) of EVR refer, in each case, to the Programs and Policies of EVR which are expected to be formally adopted and ratified by the EVR Board subsequent to the Separation becoming effective. Each of the Programs and Policies are expected to be substantially similar to those presently in place at Teck and, unless otherwise indicated, the disclosure in respect thereof contained in this Appendix “J” is presented on the assumption that the Programs and Policies have been formally adopted and ratified by the EVR Board in such form. Notwithstanding the foregoing, prior to the formal adoption and ratification of each of the Programs and Policies by the EVR Board, it is expected that the EVR Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of EVR and its operations are met. Accordingly, the disclosure contained in this Appendix “J” in respect of such Programs and Policies remains subject to revision prior or subsequent to the Separation Effective Date.

Unless otherwise specified, all dollar amounts are in Canadian dollars and all references to “US$” or to “USD” are to U.S. dollars.

Unless otherwise indicated, all financial statements have been prepared in accordance with IFRS, which differs from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and financial information of U.S. companies. The financial information included in this Appendix “J” has been extracted from or derived from the financial statements prepared in accordance with IFRS.

Teck’s unaudited pro forma consolidated financial statements for the year ended December 31, 2022 assumes the completion of the Separation, and are included in Appendix “N” to this Information Circular. Teck’s unaudited pro forma consolidated financial statements should be read in conjunction with (a) audited consolidated financial statements of Teck for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis, as specifically incorporated by reference in this Information Circular; and (b) audited combined carve-out financial statements for the Steelmaking Coal Operations for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis thereon set out in Appendix “L” – “EVR Combined Carve-Out Financial Statements and Management’s Discussion and Analysis Thereon”.

FORWARD-LOOKING STATEMENTS

This Appendix “J” contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or EVR’s future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Appendix “J” and, accordingly, are subject to change after such date. These forward-looking statements include, but are not limited to, statements concerning EVR forecast production; EVR forecast operating costs, unit costs, capital costs and other costs; EVR sales forecasts; EVR’s strategies, objectives and goals; future prices and price volatility for steelmaking coal, as well as oil, natural gas and petroleum products and other products required for the operation of EVR’s mines; the demand for and supply of steelmaking coal; expected mine lives of EVR’s operations and the possibility of extending mine lives through the development of new areas or otherwise; expected submission and receipt of court and regulatory approvals and the expected timing thereof; expectations regarding EVR’s ability to maintain and renew existing licenses and leases for its properties; expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof; expectations regarding the timing and costs of construction and production of, and planned activities in relation to, EVR’s expansion projects; the production capacity, planned production levels and future production of EVR’s operations; EVR’s expectations regarding the Fording River Extension Project, including its expectations that it will extend mining at Fording for decades; the costs, steps and potential impact of water quality management at EVR’s operations, including but not limited to statements under “General Development of the Business — Business of EVR — Elk Valley Water Quality Management” including expectations related to treatment capacity, timing of construction and completion of EVR’s various proposed active water treatment and saturated rock fill facilities, water treatment and management capital costs, the regulatory process relating to active water treatment, EVR’s long-term costs of water management, and EVR’s expectation that it will stabilize and reduce the selenium trend in the Elk Valley in British Columbia; availability of transportation for EVR’s products from its operations to its customers; expected benefits of the logistics arrangements with Neptune, Westshore and Ridley Terminals, including providing flexibility and improved reliability; EVR’s estimates of the quantity and quality of its coal reserves and resources; availability and cost of EVR’s anticipated credit, bonding and letter of credit facilities; financial assurance requirements related to EVR’s projects and related agreements; EVR’s planned capital expenditures and capital spending and timing for completion of its capital projects; EVR’s estimates of reclamation and other costs related to environmental protection; proposed or expected changes in regulatory frameworks and their anticipated impact on EVR’s business; EVR’s tax position and tax rates applicable to it; EVR’s interest and other expenses; EVR’s future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations; EVR’s financial and operating objectives; EVR’s exploration, environmental and community initiatives and procedures; EVR’s long- and short-term sustainability goals and strategies expectations regarding carbon legislation and climate change regulations; risks facing EVR’s operations, projects and business; EVR’s distribution policy and capital allocation framework; general business and economic conditions; EVR’s corporate structure; the ability of EVR to meet its social and environmental policies; the estimated number of EVR employees; the expectation that the Steelmaking Coal Assets being located in Canada limits EVR’s exposure to risks and uncertainties; the capital structure of EVR; the expectation that the EVR Stock Option Plan will be approved by Teck Shareholders; the expectation EVR will become a “reporting issuer” under applicable Canadian securities laws; the persons who will serve as directors and executive officers of EVR and the expected number of EVR Common Shares that they will beneficially own, directly and indirectly, or exercise control or direction as a group; the expected impact of the Separation on employees, operations, suppliers, business partners and stakeholders; the proposed committees of the EVR Board including their mandates; and the corporate governance practices to be observed by EVR.

Although EVR believes that the forward-looking statements in this Appendix “J” are based on information and assumptions that are current, reasonable and complete, inherent in forward-looking statements are risks and uncertainties beyond its ability to predict or control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this Appendix “J”, including, but not limited to the risks described in detail in the documents incorporated by reference herein and in the sections entitled “Risk Factors” in this Information Circular and in this Appendix “J”. Readers are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements in this Appendix “J” are based on a number of assumptions that may prove to be incorrect, including, but not limited to, the assumptions listed under “Forward-Looking Statements” in the body of this Information Circular, as applicable to EVR. In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “General Development Of The Business-Elk Valley Water Quality Management”. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels, performance of EVR’s steelmaking coal-loading facilities, and performance by customers of their contractual obligations, as well as the level of spot pricing sales.

Reference is made to “Forward-Looking Statements” in the body of this Information Circular for additional information regarding forward-looking statements. The forward-looking statements contained in this Appendix “J” are expressly qualified in their entirety by the foregoing and the cautionary statements set forth in the body of this Information Circular under “Forward-Looking Statements”. Except as required by law, EVR undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES

OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Appendix “J” has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

In this Appendix “J”, the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that such terms are required by, and used in accordance with, Canadian regulations and may not be comparable to those terms as disclosed by U.S. mining companies in accordance with U.S. securities laws. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be, economically or legally mineable.

TECHNICAL INFORMATION

The scientific and technical information included in this Appendix “J” has been approved by, and prepared under the supervision of, Jo-Anna Singleton, P.Geo., and Cameron Feltin, P.Eng., who are employees of Teck Coal Limited.

CORPORATE STRUCTURE

EVR was incorporated on July 20, 2022, under the CBCA as 14225708 Canada Inc. and EVR amended its articles on January 13, 2023 to change its name to Elk Valley Resources Ltd. EVR’s head and registered office will be located at 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

The articles of incorporation of EVR will be amended pursuant to the Separation Plan of Arrangement in order to, inter alia, (i) amend the terms of the EVR Common Shares and (ii) authorize two classes of preferred shares: the EVR First Preferred Shares and the EVR Second Preferred Shares. See “The Separation — Separation Plan of Arrangement” in the Information Circular for further details.

EVR’s by-laws will contain advance notice requirements for director nominations, in order to provide a transparent, structured and fair process in which EVR Shareholders can submit their proxy voting instructions on an informed basis.

EVR Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of EVR and include the information required by the by-laws, generally not less than 30 days nor more than 65 days prior to the date of the meeting. EVR’s by-laws will be available on its website following the Separation Effective Date.

As of the date hereof, EVR has not carried on any active business and is a direct, wholly-owned subsidiary of Teck.

INTERCORPORATE RELATIONSHIPS

It is presently anticipated that, as of the Separation Effective Date, EVR will have the following direct interests in the following entities:

Subsidiaries(1)	Percentage Owned(2)	Jurisdiction of Formation
Elk Valley Resources Inc.(3)	100%	Canada
6069789 Canada Inc.	100%	Canada
Neptune Bulk Terminals (Canada) Ltd.	46%	British Columbia
(1)	EVR may incorporate a wholly owned subsidiary under the laws of British Columbia in connection with the Separation, in order to act as a captive insurer.
(2)	Assumes completion of the Separation. All such interests are currently held, directly or indirectly, by Teck.
(3)	Currently named Teck Coal Limited. Teck Coal Limited will change its name to Elk Valley Resources Inc. in connection with the Separation.

GENERAL DEVELOPMENT OF THE BUSINESS

THE ARRANGEMENT

The Separation will result in Teck separating into two world-class, independent publicly traded companies – one (Teck Metals), a premier, growth-oriented producer of energy transition metals and the other (EVR), a pure-play, high-margin Canadian steelmaking coal producer. See “The Separation – Information Concerning EVR Pro Forma the Separation”, and “The Separation – Information Concerning Teck Metals Pro Forma the Separation” in the Information Circular.

As the world’s second largest exporter of seaborne steelmaking coal, EVR will be a high-margin Canadian resource company with long-life, high margin operations and demonstrated through-the-cycle cash flow generation. EVR will operate four integrated steelmaking coal operations with projected total annual production of 24-26 million tonnes of high-quality steelmaking coal in 2023 and 25-27 million tonnes through 2026 and more than 30 years of reserve life, and an integrated logistics chain including ownership of the recently expanded steelmaking coal-handling facilities at Neptune Bulk Terminals in North Vancouver, B.C. In connection with the Separation, EVR will establish an Environmental Stewardship Trust that will be funded through escalating fixed annual contributions, starting at $50 million and reaching $230 million per year in 2037, for its long-term reclamation and environmental obligations related to the Steelmaking Coal Assets and to prioritize the acceleration of reclamation efforts.

Teck and EVR have entered into certain agreements with Teck’s steelmaking coal joint venture partners, and major customers, pursuant to which NSC and POSCO agreed to receive interests in EVR for their minority direct or indirect interests in the Elkview and Greenhills operations. As a result, EVR will own 100% of its steelmaking coal operations following the Separation. Under the terms of the Investment Agreement, NSC has agreed to exchange its Elkview interest and invest an additional amount of $1.025 billion cash payable, directly or indirectly, to Teck for a 10% interest in the EVR Common Shares and a 10% interest in the Transition Capital Structure. In connection with the NSC Transaction, EVR will enter into the NSC Investor Rights Agreement with respect to certain director nomination rights, governance matters and pre-emptive rights, and will also enter into the NSC Offtake Agreement. See “The Separation – Information Concerning EVR Pro Forma the Separation” in the Information Circular.

Separately, POSCO has agreed to receive a 2.5% interest in EVR Common Shares and a 2.5% interest in the Transition Capital Structure for its existing 2.5% minority interest in the Elkview mine and its existing 20% minority interest in the Greenhills joint venture.

To effect the Separation, Teck and EVR will enter into a Separation Agreement, pursuant to which Teck will agree to transfer the Steelmaking Coal Assets to EVR and EVR will agree to assume all liabilities related thereto. See “The Separation – The Separation Agreement and other Arrangements” in the Information Circular. The Employee Matters Agreement will govern the treatment of Teck and EVR employees and the Teck and EVR benefit plans. See “The Separation – Treatment of Teck Employees and Benefit Plans” in the Information Circular.

If the proposed Separation is approved by Teck Shareholders and the Court and the other conditions precedent to completion of the Separation are satisfied or waived, subject to the election, allocation and proration provisions described in the Information Circular, Teck Shareholders will receive EVR Common Shares and become EVR Shareholders, thereby providing Teck Shareholders with flexibility to optimize portfolio allocation to different commodity fundamentals and value propositions.

BUSINESS OF EVR

Overview

The following description of the business of EVR is presented on the assumption that the Separation has been completed and the Steelmaking Coal Assets have been transferred to EVR prior to the date in respect of which such disclosure relates.

Pro forma financial information concerning EVR after giving effect to the Separation and the acquisition of the Steelmaking Coal Assets is provided in the unaudited pro forma consolidated financial statements attached as Appendix “M” to this Information Circular and the audited combined carve-out financial statements for the Steelmaking Coal Operations for the year ended December 31, 2022, along with the corresponding management’s discussion and analysis thereon, is attached as Appendix “L” to this Information Circular. Attached as Appendix “K” to this Information Circular are the audited financial statements of EVR for the period from incorporation on July 20, 2022 to December 31, 2022.

EVR owns and operates the following operations:

	Type of Operation	Jurisdiction

Elkview	Steelmaking Coal Mine	British Columbia, Canada

Fording River	Steelmaking Coal Mine	British Columbia, Canada

Greenhills	Steelmaking Coal Mine	British Columbia, Canada

Line Creek	Steelmaking Coal Mine	British Columbia, Canada

EVR is the world’s second largest seaborne exporter of steelmaking coal. EVR’s HCC, a type of steelmaking coal, is used for making coke by integrated steel mills in Asia, Europe and the Americas. Approximately 75% of the coal EVR produces is high-quality HCC, although the percentages can vary from period to period. EVR also produces lesser-quality semi-hard coking coal, semi-soft coking coal and pulverized coal injection (“PCI”) coal products. Steelmaking coal is processed at EVR’s mine sites and primarily shipped westbound from its mines by rail to terminals on the coast of British Columbia and from there by vessel to overseas customers. In 2022, close to 5% of the processed coal from EVR’s steelmaking coal mines was shipped eastbound directly by rail, or by rail and by ship via Thunder Bay, to customers in North America.

Quarterly contract-priced sales represent approximately 40% of EVR’s sales, with the balance of its sales priced at levels reflecting market conditions when sales are concluded. Substantially all of EVR’s revenues from sales of coal products are derived from sales to third-party end users, most of which are steelmakers.

EVR’s steelmaking coal mineral holdings consist of a mix of Crown granted fee simple coal rights, which are subject to annual mineral land taxes, and Crown issued coal leases and licences, which are subject to leasing and licensing fees. Coal licences are renewed annually on their anniversary date; coal leases are typically originally issued for a 30-year term and can be subsequently renewed in 15-year increments. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future. All coal leases and licences relating to EVR’s operations are held in trust for the benefit of EVR by either Elk Valley Resources Inc. or 6069789, each of which are wholly-owned subsidiaries of EVR. Elk Valley Resources Inc. or 6069789 also hold in trust for EVR the surface and subsurface rights to the properties that are in operation and those that are planned for development.

All of EVR’s operating steelmaking coal mines are in British Columbia and are subject to the B.C. Mineral Tax, which is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.

All of EVR’s coal mines are conventional open pit truck and shovel operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for planned maintenance activities. Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes. All of the mines are accessed by two-lane all-weather roads that connect to public highways. All of the mines operate under permits granted by provincial and/or federal regulatory authorities. Each of EVR’s mines will require additional permits as they progress through their long-term mine plans. The issuance of certain permits for mine life extensions may depend on a number of factors, including EVR’s ability to meet the water quality targets set out in the Elk Valley Water Plan, as defined below. All permits necessary for the current operations of the mines are in hand and in good standing. Annual infill drilling programs will be conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques. Coal is dried using a combination of mechanical dewatering and gas-fired dryers. Processed coal is conveyed to clean coal silos or other storage facilities for intermediate storage and load-out to railcars.

In 2022, 22.7 million tonnes of coal (on a 100% basis) were produced from EVR’s operations. EVR expects 2023 coal production to be in the range of 24 to 26 million tonnes. 2024 to 2026 steelmaking coal guidance is 25 to 27 million tonnes per year, reflecting uncertainties related to ongoing labour impacts and the increasing frequency of adverse weather events.

Mineral Reserves and Resources

Set out below is a summary table of EVR’s estimated mineral reserves and resources. See “Notes to Mineral Reserves and Resources Tables” below.

MINERAL RESERVES as at 31 December 2022(1)
	Proven	Probable	Total	Clean Coal (000 t)
	Tonnes (000’s)	Tonnes (000’s)	Tonnes (000’s)
Metallurgical Coal
Fording River	102,700	250,500	353,200	353,200
Elkview	15,300	243,200	258,500	258,500
Greenhills	23,600	181,100	204,700	204,700
Line Creek	4,400	35,300	39,700	39,700
PCI Coal
Line Creek	1,300	2,900	4,200	4,200
Total:	147,300	713,000	860,300	860,300

MINERAL RESOURCES as at 31 December 2022(2)
	Measured	Indicated	Inferred
	Tonnes (000’s)	Tonnes (000’s)	Tonnes (000’s)
Metallurgical Coal
Fording River	567,100	948,100	496,700
Elkview	273,300	155,700	249,800
Greenhills	163,300	217,700	162,000
Line Creek	351,700	411,600	414,000
Elco(3)	13,700	105,700	123,700
Coal Mountain Phase II (Marten Wheeler)	75,200	48,900	4,500
PCI Coal
Coal Mountain	40,400	13,800	300
Total:	1,484,700	1,901,500	1,451,000
(1)	Coal reserves are reported as tonnes of clean coal.
(2)	Coal resources are reported as tonnes of raw coal.
(3)	Mineral resources are property totals and not limited to EVR’s 75% interest in Elco.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. The reserve economics for each of Fording River, Elkview, Greenhills and Line Creek assume a long-term selling price at the Port of Vancouver of US$145/tonne for metallurgical coal and US$100/tonne for PCI coal at an exchange rate of $1.25 per US$1.00.

Risks and Uncertainties

Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in prices and/or production costs; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling; recovery rates being less than those expected; and changes in project parameters due to changes in production plans. Except as expressly described elsewhere in this Appendix “J”, there are no known environmental, permitting, legal, title, taxation, socio-political, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the headings “ — Business of EVR” and “General — Environmental Protection” and “Risk Factors — EVR faces risks associated with the issuance and renewal of permits” in this Appendix “J”.

Operations

In the mines in the Elk Valley region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group. The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres. The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high-angle normal faults. This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

The following sections cover details for each of EVR’s operating steelmaking coal mines. For these operating mines, the remaining reserve life is based upon current reserves, annual production capacity and mine plans. As mine plans and capacities change, these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial and can involve a range of expenditures in terms of pit access and development and infrastructure to support development. The reserve life estimates also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity.

Three-Year Production Record of Steelmaking Coal Assets

The following presents the historical production statistics for EVR’s operating steelmaking coal mines (100% basis) from 2020 to 2022:

Clean Coal Produced	2020 (000t)	2021 (000t)	2022 (000t)
Fording River	6,839	8,256	7,994
Elkview	6,289	8,091	5,205
Greenhills	5,317	6,015	6,272
Line Creek	3,138	3,464	3,238
Total:	21,583	25,826	22,709

The following describes the significant events of the last three years in respect of the Steelmaking Coal Assets.

2020

In 2020, the average price for steelmaking coal was 31% lower than in 2019. The annual average price in 2020 for steelmaking coal was US$113 per tonne in comparison to US$164 per tonne in 2019.

The Neptune Bulk Terminals upgrade project was impacted by the COVID-19 pandemic but continued to progress. The surge in COVID-19 infections that started in Q4 impacted both cost and schedule for the Neptune Bulk Terminals upgrade project; however, the project was completed and handed over for final commissioning and site-wide ramp-up in the second quarter of 2021.

The expansion of the Elkview operations processing facility was completed in the second quarter. Construction at the Fording River Active Water Treatment Facility project was impacted by COVID-related issues but continued during the year. All of EVR’s mines recovered from COVID-19 production disruptions in the second quarter, although labour-intensive activities such as maintenance, mine operations, and projects continued to be impacted by COVID-19 safety protocols.

Production from the Steelmaking Coal Assets in 2020 was 20.5 million tonnes of clean coal (reflects only 80% of Greenhills production).

2021

In 2021, the average price for steelmaking coal was 85% higher than in 2020. The annual average price in 2021 for steelmaking coal was US$209 per tonne in comparison to US$113 per tonne in 2020.

COVID-19 continued to impact EVR and product markets throughout 2021; in addition, wildfires, severe flooding and extreme cold events in British Columbia significantly impacted EVR and transportation networks in British Columbia during the second half of the year. Despite these challenges, the Elkview Saturated Rock Fill expansion was commissioned, which doubled the water treatment facility’s capacity to 20 million litres of water per day, and the Fording River Operations South Active Water Treatment Facility was also commissioned. Construction of the Neptune port upgrades was completed, with first coal through the new inbound system achieved in April 2021 followed by a ramp-up phase during the second half of the year.

A Joint Management Agreement with the Ktunaxa Nation was announced in January of 2021, providing for the management and conservation of more than 7,000 hectares of land in ?amak?is Ktunaxa, which is in the region of EVR’s steelmaking coal operations in southeast British Columbia.

Charges under the Fisheries Act were resolved in March of 2021, which related to 2012 discharges of selenium and calcite from the Fording River and Greenhills steelmaking coal operations. Such charges were resolved by Teck pleading guilty to two offences under s. 36(3) of the Fisheries Act and agreeing, for each offence, to pay a fine of $2 million and make a contribution to the Environmental Damages Fund of $28 million, for a total of $60 million.

A multi-year collective agreement was reached with unions at the Fording River and Elkview operations during the year.

Production from the Steelmaking Coal Assets in 2021 was 24.6 million tonnes of clean coal (reflects only 80% of Greenhills production).

2022

In 2022, the average price for steelmaking coal was 70% higher than in 2021. The annual average price in 2022 for steelmaking coal was US$355 per tonne in comparison to US$209 per tonne in 2021.

In September, there was a structural failure of the plant feed conveyor belt at the Elkview operation, which interrupted production at Elkview and had a material impact on steelmaking coal production and sales volumes in the latter half of 2022.

Production from the Steelmaking Coal Assets in 2022 was 21.5 million tonnes of clean coal (reflects only 80% of Greenhills production).

Fording River Mine, B.C., Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 19,800 hectares of coal lands, including four operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licences.

Coal mined at Fording River is primarily steelmaking coal, although lesser quantities of lower-grade HCC are also produced. The current annual production capacities of the mine and preparation plant are approximately 9.0 million and 9.5 million tonnes of clean coal, respectively.

Fording River’s reserve areas include Eagle, Swift, Turnbull and Castle. Approximately 80 to 90% of the current production is derived from the Swift area, with the remaining production coming from the Eagle area. Proven and probable reserves at Fording River are projected to support mining for a further 42 years. The Fording River Extension Project (“FRX”), adjacent and south of existing operations, is expected to provide a new source of mineable steelmaking coal.

FRX proposes to utilize existing infrastructure and equipment and is intended to extend mining at Fording River for decades allowing for continued social and economic contributions to the local and regional economies. In August 2020, FRX was designated into the federal assessment process under the Impact Assessment Act, and a favourable outcome from the environmental assessment process is required for the project to proceed. A draft decision issued by the Province of British Columbia in December 2022 contemplates continued discussions with Indigenous communities and the development of a revised project description.

In 2022, 64 reverse circulation drillholes, totaling 14.0 kilometres, were drilled in the Lake, Swift and Eagle active pit areas and 6 reverse circulation holes, totaling 2.3 kilometres, as well as 9 geotechnical diamond drillholes, totaling 2.0 kilometres, were drilled in the FRX mine development area. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes. Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability. Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location. In addition, ten large diameter (9-inch) core holes, totaling 1.0 kilometers, were drilled in the FRX mine development area and another two holes, totaling 536 metres, were drilled in the Swift area to collect bulk samples of coal seams for pilot scale washing and carbonization. To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.

Full year 2023 projected capital costs for Fording River are approximately $570 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)

Sustaining	140

Growth	10

Capitalized stripping	420

Total	570

The capital costs presented above do not include water quality capital costs which are described below in “Elk Valley Water Quality Management”.

Full year 2023 projected cash operating costs for Fording River are approximately $720 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)

Labour	330

Supplies	340

Energy	250

Other (including general & administrative, inventory changes)	220

Less amounts associated with projected capitalized stripping	(420)

Total	720

The cash operating costs presented above do not include transportation or royalties.

Elkview Mine, B.C., Canada

The Elkview mine is an open pit coal mine located approximately 3 kilometres east of Sparwood in southeastern British Columbia. The mine site consists of approximately 12,400 hectares of coal lands.

The coal produced is a high-quality mid-volatile HCC. Lesser quantities of lower-grade HCC are also produced. The current annual production capacity of the mine and preparation plant is approximately 9.0 million tonnes of clean coal.

In 2022, 42 reverse circulation drillholes, totaling 14.0 kilometres, were drilled in the Baldy, Adit Ridge and Natal pit areas. In addition, seven geotechnical diamond drillholes, totaling 1.9 kilometres, were drilled at Natal and Baldy pit areas. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes. Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability. Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location and recovery of the coal from the core. In addition, eight large diameter (9-inch) core holes, totaling 1.7 kilometers, were drilled to collect bulk samples of coal seams for pilot scale washing and carbonization in the Natal area. Proven and probable reserves at Elkview are projected to support mining for a further 39 years.

Full year 2023 projected capital costs for Elkview are approximately $405 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)
Sustaining	240
Growth	5
Capitalized stripping	160
Total	405

The capital costs presented above do not include water quality capital costs which are described below in “Elk Valley Water Quality Management”.

Full year 2023 projected cash operating costs for Elkview are approximately $730 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)
Labour	280
Supplies	250
Energy	150
Other (including general & administrative, inventory changes)	210
Less amounts associated with projected capitalized stripping	(160)
Total	730

The cash operating costs presented above do not include transportation or royalties.

Greenhills Mine, B.C., Canada

The Greenhills mine is located 8 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 12,600 hectares of coal lands. Coal mined at Greenhills is primarily steelmaking coal, although lesser quantities of lower-grade HCC are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.9 million and 5.4 million tonnes of clean coal, respectively. To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.

Current production is derived primarily from the Cougar pit area. Proven and probable reserves at Greenhills are projected to support mining for a further 37 years, or less depending on the extent of Greenhills’ raw coal processed at Fording River.

In 2022, 67 reverse circulation drillholes, totaling 14.9 kilometres, including nine geotechnical diamond drillholes, totaling 1.9 kilometers, were drilled in the Phase 4 and 7 active pit areas. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes. Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability. Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location and recovery of the coal from the core. In addition, four large diameter (9-inch) core holes, totaling 485 metres, were drilled to collect bulk samples of coal seams for pilot scale washing and carbonization in the Phase 7 area.

Full year 2023 projected capital costs for Greenhills are approximately $185 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($/million)

Sustaining	90

Growth	5

Capitalized stripping	90

Total	185

The capital costs presented above do not include water quality capital costs which are described below in “Elk Valley Water Quality Management”.

Full year 2023 projected cash operating costs for Greenhills are approximately $500 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($/million)
Labour	180
Supplies	170
Energy	120
Other (including general & administrative, inventory changes)	120
Less amounts associated with projected capitalized stripping	(90)
Total	500

The cash operating costs presented above do not include transportation or royalties.

Line Creek Mine, B.C., Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and PCI coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.

The current annual production capacity of the mine and preparation plant is approximately 4.0 million tonnes of clean coal. Proven and probable reserves at Line Creek are projected to support mining for a further 11 years.

Other Steelmaking Coal Assets

Coal Mountain Mine, B.C., Canada

EVR’s Coal Mountain mine in southeastern British Columbia has been closed since 2019 and remains on care and maintenance.

Elco, B.C., Canada

EVR holds a 75% interest in the Elco coal project in southeastern British Columbia.

CMO Phase II (Marten Wheeler), B.C., Canada

EVR holds a 100% interest in the CMO Phase II southeastern project in British Columbia.

Elk Valley Water Quality Management

Mining has taken place in the Elk Valley in British Columbia for over 120 years. Leftover rock from mining contains naturally-occurring selenium, an element essential for human and animal health in small amounts. Precipitation and water runoff flows through these rock piles and carries selenium and other substances like nitrate, into the local watershed. These substances can adversely affect aquatic health if present in high enough concentrations in the watershed.

In 2013, the British Columbia Minister of Environment issued an order requiring Teck to prepare an area-based management plan for the Elk River watershed and Canadian portion of the Koocanusa Reservoir. Teck was required to identify the water quality mitigation, for existing plus planned (to end of 2037) waste rock, required to stabilize and reduce concentrations of nitrate, selenium, and other substances from its mines.

In 2013, in consultation with the British Columbia Government, Ktunaxa Nation, scientists, and local communities, Teck developed the Elk Valley Water Quality Plan (the “Elk Valley Water Plan”), which was approved in 2014 by the British Columbia Government.

EVR will continue the work of Teck to implement the water quality management measures required by the Elk Valley Water Plan. The Elk Valley Water Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

The Elk Valley Water Plan aims to stabilize and reverse the trend of selenium, calcite and other constituents in the watershed and also to improve the health of the watershed, while also allowing for continued sustainable mining in the region. It creates a regulatory framework for managing effects on a regional basis rather than having requirements at each point of discharge.

Every 3 years a new water quality model is developed that forecasts constituent loads based on future mine plans. The model then informs the development on an implementation plan adjustment which outlines the mitigation required to achieve water quality targets in the Elk Valley Water Plan.

The majority of EVR’s 2022 capital spending for water projects was associated with building additional Saturated Rock Fill (“SRF”) treatment capacity across the Elk Valley in British Columbia. Capital spending in 2022 on water projects for EVR was $184 million. Existing SRFs and Active Water Treatment Facilities (“AWTFs”) are operating as designed and, with the recent construction of the Fording River North SRF, there is currently 77.5 million litres per day of constructed water treatment capacity which is expected to be operating as designed by the end of 2023. This is a fourfold increase in treatment capacity from 2020. With this additional capacity, EVR expects to achieve one of the primary objectives of the Elk Valley Water Plan: stabilizing and reducing the selenium trend in the Elk Valley in British Columbia.

In 2023, sustaining capital investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the “Direction”) is expected to be approximately $220 million. Key projects include the North Line Creek Phase 1 and the Fording River North 1 Phase 3 SRFs.

EVR plans to invest between $450 and $550 million of capital in 2023 and 2024 on water management and water treatment, including the capital attributable to incremental measures required under the Direction. This also includes the advancement of the Fording River North 2 Phase 1 SRF, which will increase treatment capacity in the north Elk Valley in British Columbia earlier than previously planned. The continued investment in water treatment during this time frame will further increase EVR’s constructed water treatment capacity to 120 million litres per day by the end of 2026.

Operating costs associated with water treatment were approximately $1.50 per tonne in 2022 and are projected to increase gradually over the long term to approximately $3 to $5 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Elk Valley Water Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Elk Valley Water Plan also requires additional operating permits. EVR expects that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Elk Valley Water Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Elk Valley Water Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Elk Valley Water Plan are under discussion with provincial regulators and Indigenous communities. The state of Montana’s water quality standard for the Koocanusa Reservoir downstream of EVR’s mining operations has been set aside on procedural grounds. EVR will engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as EVR’s continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management, or could materially affect EVR’s ability to permit mine life extensions in new mining areas.

Fish population monitoring between 2017 and 2019 revealed unanticipated declines in Westslope Cutthroat Trout (“WCT”) populations in certain tributaries in the Elk River watershed. Analysis has found the primary causes to be a combination of natural conditions and impacts from mining development on habitat and water quality. The details vary from tributary to tributary.

Monitoring is ongoing and 2020 and 2021 WCT survey results indicate successful recruitment and increasing abundance in the WCT population in the relevant tributaries. 2022 results are not yet available.

EVR will support recovery of the WCT populations and will work with government regulators and the Ktunaxa Nation Council to develop and implement a comprehensive recovery strategy, which includes habitat restoration and measures to reduce water use during low flow periods. EVR is also re-evaluating mine plans and mitigation options which include water management and treatment considerations.

Transportation

Most of the coal produced at EVR’s mines in southeast British Columbia is shipped to west coast ports in British Columbia.

Westbound rail service from the mines located in southeast British Columbia is currently provided by Canadian Pacific Railway Company (“CPR”). CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with Canadian National Railway Company (“CN Rail”) for further transportation to the west coast. The remaining westbound shipments are transported by CPR from the mines to the terminals in Vancouver. Westbound shipments with CPR are under a tariff that expires in April 2023. Rail rates have not been materially impacted by the introduction of this tariff. Negotiations with CPR for a new westbound contract to replace the tariff are underway.

EVR has a long-term agreement until December 2026 with CN Rail for shipping steelmaking coal from its four B.C. operations via Kamloops to Neptune Bulk Terminals (“Neptune”) and other west coast ports, including Trigon Terminals (formerly Ridley Terminals Inc.) (“Trigon”), located in Prince Rupert.

EVR exports its seaborne coal primarily through three west coast terminals: Neptune, Westshore Terminals (“Westshore”) and Trigon. EVR has a 46% ownership interest in Neptune which provides shiploading services on a cost-of-service basis at North Vancouver, British Columbia. Neptune is EVR’s primary terminal and handles the majority of export volumes. Coal capacity at Neptune is exclusive to EVR. Neptune is well positioned to deliver strong throughput in 2023 and beyond, with significantly increased terminal-loading capacity to meet EVR’s delivery commitments to its customers while further lowering port costs.

EVR has an agreement with Westshore for the shipment of between 5 and 7 million tonnes of steelmaking coal per year at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years. EVR also has a long-term agreement with Trigon for the shipment of up to 6 million tonnes of steelmaking coal per year through to December 2027.

Through EVR’s capacity at Neptune and complementary commercial agreements with Westshore and Trigon, EVR’s annual port capacity exceeds production and provides flexibility and improved reliability in the event of weather and corridor disruptions or terminal outages.

Close to 5% of the coal produced at the mines in the Elk Valley in British Columbia is transported by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and by direct rail to the United States. CPR transports the United States shipments from the Elk Valley in British Columbia to Coutts, Alberta, and then interchanges the trains with the BNSF for further transport to the United States. Rail shipments destined for Thunder Bay and the United States are transported under rail agreements.

Exploration

In 2023, planned exploration expenditures are expected to be approximately $5.4 million.

GENERAL

COMPETITIVE CONDITIONS

EVR’s business is to produce and sell steelmaking coal at prices determined by world markets over which it has no influence or control. Globally, EVR competes in the steelmaking coal market primarily with producers based in Australia and the United States. For sales to China, EVR also competes with Mongolian, Russian and Chinese domestic coal producers. Steelmaking coal pricing is generally established in U.S. dollars and EVR’s competitive position in the steelmaking coal market is determined by the quality of its various coal products, its reputation as a reliable supplier, its costs compared to other producers throughout the world and by its ability to maintain its financial capacity through coal cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of coal deposits; costs of equipment, labour, fuel, power and other inputs; costs of transport and other infrastructure; and by operating and management skill.

The high-quality seaborne steelmaking coal markets are cyclical, being driven by a combination of demand, production and export capacity. Strong steel market fundamentals support demand and pricing for high-quality seaborne steelmaking coal. Conversely, in difficult steel markets, steelmakers can use a higher proportion of lower-cost semi-soft and PCI coal products in their production process, which can result in reduced pricing premiums for higher-quality HCC.

Over the long term, EVR’s competitive position will be determined by its ability to locate, develop, and expand economic coal deposits and replace current production, as well as by its ability to hire and retain skilled employees. In this regard, EVR also competes with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies.

See “General Development of the Business — Business of EVR” and “Risk Factors — EVR faces competition in product markets and from other natural resource companies” and “Risk Factors — EVR may not be able to hire enough skilled employees to support its operations”.

ENVIRONMENTAL PROTECTION

General

EVR’s current and future operations, including development activities and commercial production, are subject to laws and regulations in Canada governing protection and remediation of the environment, site reclamation, management of toxic substances, permit approvals and similar matters. Compliance with these laws and regulations could affect the planning, design, operation, closure and remediation of EVR’s mines and other facilities.

EVR will work to apply technically proven and economically feasible measures to protect the environment throughout the mining life cycle of exploration, construction, mining, processing and closure. Although EVR believes that, except as may be described elsewhere in this Appendix “J”, its operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non-compliance will not be incurred.

EVR will be an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations and, as such, will typically have insight regarding emerging regulatory developments and trends. EVR will apply this insight when it estimates risks and liabilities associated with current and future regulatory matters including in the areas of the environment and other permitting. EVR will conduct regular environmental audits with the overall objective being to assess key environmental risks and associated controls and to assess regulatory compliance. Environmental obligations embedded in regulations are constantly evolving and it can be a significant challenge to meet changing standards.

Reclamation and Closure

In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon prolonged suspension or completion of mining operations, the mined property to a productive use and to meet many other permitted conditions. EVR will typically submit the necessary permit applications several years before it plans to begin any activities. Some of the permits EVR will require are becoming increasingly difficult and expensive to obtain, and the application and review processes are taking longer to complete, are increasingly complex in terms of required background information and can be subject to challenge. For a further discussion of risks associated with the issuance and renewal of permits, see “Risk Factors — EVR faces risks associated with the issuance and renewal of permits”.

Financial assurance of various forms, including letters of credit and surety bonds, will be posted with various governmental authorities as security to cover estimated reclamation obligations. EVR’s provisions for future reclamation and site restoration are estimated based on known requirements.

EVR’s sites will undergo extensive progressive reclamation during operations to proactively address mined-out areas and lessen the works required upon mine closure. In addition, EVR’s Coal Mountain mine is closed and is under continuous care and maintenance as well as ongoing closure activities. All of EVR’s mining operations have closure plans in place that have been developed to the level of detail appropriate to the stage of life of the operation. All of the plans and cost estimates will undergo regular updates and revisions as they are refined and implemented. These reviews and updates typically include input and oversight from regulatory agencies and other stakeholders.

EVR will establish an environmental stewardship trust (the “Environmental Stewardship Trust” or the “EST”) in order to fully fund its long-term reclamation and environmental obligations and prioritize the acceleration of reclamation efforts. EVR will make annual contributions of $50 million to the EST, which will increase over time and cease upon the EST achieving full funding. Payments to the EST will be made in priority to any payments to the Transition Capital Structure.

EVR’s decommissioning and restoration provision as at December 31, 2022 (pursuant to the EVR combined carve-out financial statements, attached as Appendix “L”) is $985 million. There is currently an aggregate of approximately $1.57 billion of letters of credit and other bonding in place related to the assets and operations of EVR, primarily to secure its reclamation obligations, and the amount of bonding that EVR will require to have in place on the Separation may vary. In addition, bonding requirements may increase in the future as a result of regular updates to plans and cost estimates, scheduled changes in EVR’s permits and changes to regulatory regimes.

Carbon Pricing and Decarbonization

As part of ongoing global efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on reducing carbon emissions, minimizing climate change and implementing climate change adaptation measures continues to increase.

The Government of Canada continues to advance climate action initiatives, such as the Canadian Net-Zero Emissions Accountability Act which formalizes Canada’s target to achieve net-zero greenhouse gas emissions by 2050 and its “A Healthy Environment and a Healthy Economy” climate plan to advance actions to achieve Canada’s climate goals, which includes a proposal to increase the federal price of carbon to $170 per tonne of carbon dioxide-equivalent (“CO2e”) by 2030. The Government of Canada also formally submitted Canada’s enhanced Nationally Determined Contribution to the United Nations, committing Canada to cut its greenhouse gas emissions by 40%-45% below 2005 levels by 2030.

Climate change regulations continue to evolve in Canada and EVR expects that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or modified to increase their impact. The cost of progressively reducing EVR’s Scope 1 and Scope 2 emissions in accordance with its publicly stated carbon reduction targets through carbon reduction activities or by acquiring the equivalent amount of future credits (to the extent permitted by regulation), is a function of several evolving factors including technology development, the regulatory environment for subsidies and incentives and the markets for carbon credits and offsets.

EVR’s Scope 1 and 2 greenhouse gas emissions attributable to its operations in 2022 are estimated to be approximately 1.97 million tonnes of CO2e. The most material indirect Scope 3 emissions associated with EVR’s activities relate to the use of EVR’s steelmaking coal by its customers. Based on EVR’s 2022 sales volumes, emissions from the use of its steelmaking coal would have been approximately 65 million tonnes of CO2e. Customers of some of EVR’s products may be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

EVR is committed to net-zero greenhouse gas emissions at its operations by 2050, becoming nature positive by 2030 and achieving industry-leading water management augmented by establishment of the Environmental Stewardship Trust to fully fund reclamation and environmental obligations over time.

Water Regulation

In addition to climate change, issues surrounding water regulation remain of particular importance. EVR will monitor regulatory initiatives and participate in consultation opportunities with governments. EVR will participate in the Canadian federal government consultation focused on developing a Coal Mining Effluent Regulation. The ultimate form of this regulation may have a material effect on EVR’s compliance costs, mine plans, and capital and operating costs at affected mines. See “Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on EVR’s operations and projects” for further information. EVR will continue the work to implement the Elk Valley Water Plan for the management of selenium and other constituents at all of EVR’s operating mines in the Elk Valley in British Columbia. EVR’s costs of implementing this Elk Valley Water Plan and other measures that may be required to address water quality issues are uncertain and will depend on the results of ongoing environmental monitoring, other technical developments and future actions by regulators. See “General Development of the Business — Business of EVR” and “Risk Factors — EVR faces risks associated with the issuance and renewal of permits” for further information.

SOCIAL AND ENVIRONMENTAL POLICIES

It is expected that EVR will adopt and implement a management system that provides governance over social and environmental issues at its operations. It is expected that EVR’s operating practices will be governed by the principles set out in the proposed Code of Ethics, which will be similar to those that Teck currently has in place.

In addition to the Code of Ethics, it is expected that EVR will adopt a suite of policies relating to social, environmental and governance matters similar to those that Teck currently has in place.

EVR will measure and report its performance on an ongoing and comprehensive basis. Internal monthly, quarterly and annual reporting will track performance indicators, including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed, engagement with Indigenous groups and actions taken in response, and reclamation and remediation activities.

EMPLOYEES

EVR employs approximately 4,700 employees classified as “regular” employees. This figure excludes employees classified as casual, fixed-term or inactive.

There are collective bargaining agreements covering unionized employees at the following operations: Elkview (expiring October 31, 2026), Fording River (expiring April 30, 2027) and Line Creek (expiring May 31, 2024).

OPERATIONS

All of EVR’s operations are located in Canada, which limits EVR’s exposure to risks and uncertainties in countries considered politically and economically unstable. However, most customers of EVR are located overseas and may be subject to those risks and uncertainties which could impact their ability to perform their obligations under sales arrangements with EVR.

DESCRIPTION OF CAPITAL STRUCTURE

At the Separation Effective Time, EVR will be authorized to issue an unlimited number of EVR Common Shares, a fixed number of EVR First Preferred Shares and a fixed number of EVR Second Preferred Shares. The number of authorized EVR First Preferred Shares and EVR Second Preferred Shares will be confirmed in the Separation Plan of Arrangement on the Separation Effective Date. After giving effect to the Separation Plan of Arrangement, the NSC Transaction and the POSCO Transaction, it is expected that there will be EVR Preferred Shares issued and outstanding having an aggregate redemption amount of approximately $4.4 billion.

As of the date hereof, EVR has issued one EVR Common Share to Teck, which will be repurchased for cancellation pursuant to the Separation.

See “The Separation – Information Concerning EVR Pro Forma the Separation – Share Capital” in the Information Circular for a summary of the EVR Common Shares and the EVR Preferred Shares, see “The Separation – Information Concerning EVR Pro Forma the Separation – EVR Royalty Agreement” in the Information Circular for a summary of the EVR Royalty Agreement, see “The Separation – Information Concerning EVR Pro Forma the Separation – Investment Covenant Agreement” in the Information Circular for a summary of the Investment Covenant Agreement and see “EVR Shareholder Rights Plan” in the Information Circular for a summary of the EVR Shareholder Rights Plan.

Share Unit Plans

EVR will have four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:

•	value is tied to the price of the EVR Common Shares at any given time

•	not entitled to any voting or other shareholder rights

•	receive dividend equivalents in the form of additional units, based on the value of the EVR Common Shares on the dividend payment date

•	paid out in cash

Share units are granted as an equity-linked retention bonus for employees’ continued service during the vesting period. In determining the recipients and terms of any share unit awards, the EVR Compensation & Talent Committee may give consideration to the expected functions and responsibilities of the person during the vesting period, the value of the person’s future services to EVR and other factors that the EVR Compensation & Talent Committee deems relevant. Share unit awards are not made on the basis of past services to EVR and do not take into account employees’ previous performance.

Participation, vesting, and payment details are set out in the following table:

Plan	Participants	Vesting	Payment
DSU	• New grants to non-executive directors only (annual grant, all or a portion of annual retainer, by election)	• Immediately on the grant date (Directors only)	• by election no later than December 15 of the year after the participant ceases to be employed by EVR
PSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• on the vesting date
PDSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• by election no later than December 15 of the year after the participant ceases to be employed by EVR
RSU	• Employees • Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)	• no later than the 3rd anniversary of the grant date	• on the vesting date

All share units vest upon a change in control, with vesting of performance units determined by the EVR Compensation & Talent Committee based on performance against the relevant metrics during the abridged performance period; however, awards pay out on their normal schedule.

Each DSU has a payout value equal to the closing price of the EVR Common Shares on the TSX on the trading day prior to the applicable payout date. Each RSU, PSU, and PDSU has a payout value equal to the VWAP of the EVR Common Shares for the 20 consecutive trading days prior to the applicable payout date.

All share units are cash settled and have no dilutive effect on EVR securities. As such, the share unit plans do not have a fixed maximum number or percentage of awards reserved.

Performance-Linked Awards

Performance metrics are set at the time of grant which affect the number of PSUs and PDSUs that vest, which may be from 0% to 200% of the number of share units granted. This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of EVR, effective December 31, 2022, as adjusted to give effect to the Separation. You should read this table in conjunction with the unaudited pro forma consolidated financial statements, including the related notes thereto, attached as Appendix “M” to this Information Circular and the EVR Combined Carve-Out Financial Statements and Management’s Discussion and Analysis thereon, including the related notes thereto, attached as Appendix “L” to this Information Circular.

Debt and lease liabilities (includes current portion)	146
Neptune Liability	189
Total Shareholders’ Equity(1)	1,268
Total Capitalization(2)	$1,603
(1)	See “Description of Capital Structure” in this Appendix “J”.
(2)	Does not include the obligations under the Transition Capital Structure.

BANK CREDIT FACILITIES

EVR has obtained commitments from a syndicate of Canadian banks (the “Lenders”) led by Canadian Imperial Bank of Commerce, as administrative agent, joint bookrunner and co-lead arranger (the “Agent”), and TD Securities, as joint bookrunner and co-lead arranger, to make available to EVR (i) revolving loans in the aggregate amount of up to $50,000,000 for general corporate purposes (the “Revolving Facility”) and (ii) letters of credit in the aggregate amount of up to $850,000,000 in support of, inter alia, reclamation obligations and other letters of credit requirements (the “Letter of Credit Facility” and, together with the Revolving Facility, the “Bank Credit Facilities”). The Bank Credit Facilities will have a maturity date two years from closing of the Separation and will contain customary annual extension provisions. The Revolving Facility will be available by way of Canadian Dollar Prime Rate Loans and Canadian Dollar Offered Rate Loans (“CDOR Loans”). The commitments from the Lenders to make advances and letters of credit available are subject to customary conditions for these types of credit facilities, including, inter alia, no material adverse effect or events of default shall have occurred and be continuing, and the transactions contemplated by the Separation Agreement shall have been fully consummated. EVR is required to grant security over all material coal properties and all other present and after-acquired assets, property and undertaking in favour of the Agent, for and on behalf of the Lenders, and its material subsidiaries will guarantee the obligations of EVR under the Bank Credit Facilities and provide security over their present and after-acquired personal property (including, without limitation, the material Steelmaking Coal Assets) in support of such guarantees. The credit agreement governing the Bank Credit Facilities will contain customary representations, warranties, covenants and events of default (including without limitation, restrictions on material amendments to the EVR Royalty Agreement and restrictions on the ability to make payments under the EVR Royalty Agreement). Letters of credit issued under the Letter of Credit Facility will bear fees on a per annum basis as well as fronting fees on the face amount thereof. The Bank Credit Facilities will be subject to a per annum fee as well as an upfront fee based on total commitments.

LETTER OF GUARANTEE FACILITY

EVR has obtained commitments from Export Development Canada (“EDC”) to make available to EVR performance letters of guarantee in the aggregate amount of up to $500,000,000 in support of reclamation obligations (the “LG Facility”). The LG Facility will have a maturity date two years from closing of the Separation and will contain customary annual extension provisions. The commitments from EDC to make letters of guarantee available are subject to customary conditions for letter of guarantee facilities of this type, including, inter alia, no material adverse effect or events of default shall have occurred and be continuing, and the transactions contemplated by the Separation Agreement shall have been fully consummated. EVR is required to grant security over all material present and after-acquired assets and property in favour of EDC, and EVR and its material subsidiaries will provide indemnities in favour of EDC in respect EVR’s obligations under the LG Facility and provide security over their material coal properties and all other present and after-acquired assets, property and undertaking (including, without limitation, the material Steelmaking Coal Assets) in support of such indemnities. The letter of guarantee issuance agreement governing the LG Facility will contain customary representations, warranties, covenants and events of default (including without limitation, restrictions on material amendments to the EVR Royalty Agreement and restrictions on the ability to make payments under the EVR Royalty Agreement). Letters of guarantee issued under the LG Facility will bear upfront fees and drawn fees on the face amount thereof and the LG Facility will be subject to a per annum fee as well as an upfront fee on the total commitments.

SURETY BONDS

EVR is expected to have surety bonds provided by insurance companies outstanding from time to time. Surety bonds are not issued from committed facilities.

OPTIONS TO PURCHASE SECURITIES

The EVR Board has approved for adoption the EVR Stock Option Plan. At the Meeting, Teck Shareholders will be asked to consider and, if deemed appropriate, approve the adoption of the EVR Stock Option Plan which will authorize the EVR Board to grant options to purchase EVR Common Shares. No equity incentive awards have been granted by EVR to date, however, following the Separation, EVR will have incentive awards outstanding as contemplated by the Separation Plan of Arrangement. EVR executive officers own in the aggregate 984,623 Teck Options, which will be treated under the Separation Plan of Arrangement as described under “The Separation – Treatment of Outstanding Teck Options” in the Information Circular.

See “EVR Stock Option Plan” in this Information Circular for a summary of the EVR Stock Option Plan and see “The Separation — Separation Plan of Arrangement” and “The Separation – Treatment of Teck Incentive Awards” in the Information Circular for a summary of the treatment of equity incentives under the Separation Plan of Arrangement.

PRIOR SALES

The only EVR share issued prior to Separation is the Initial EVR Share, which Initial EVR Share was issued by EVR to Teck for nominal consideration. No other EVR Common Shares and no EVR First Preferred Shares or EVR Second Preferred Shares have been issued, or will be issued, prior to the Separation.

ESCROWED SECURITIES

As of the date of this Information Circular, no EVR Common Shares or EVR Preferred Shares are held in escrow or are anticipated to be held in escrow following the completion of the Separation.

PRINCIPAL SHAREHOLDERS

Except for NSC, who will own 10% of the issued and outstanding EVR Common Shares on completion of the Separation and the transactions occurring in connection with the Separation, as further described in this Information Circular, if the Separation, and the transactions occurring in connection with the Separation, were effective as of the date of the Information Circular, no person or company would beneficially own or exercise control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to the EVR Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

The names, province or state and country of residence and positions with EVR of the persons who will serve as directors and executive officers of EVR after giving effect to the Separation are set out below, together with their anticipated pro forma holdings of EVR Common Shares.

DIRECTORS

Name and Residence	Office to be Held with EVR(1)	Principal Occupation	Pro Forma Holdings of EVR Common Shares(1)
Jane Bird Vancouver, B.C., Canada	N/A	Senior Business Advisor, Bennett Jones LLP	Nil
John Currie(3) North Vancouver, B.C., Canada	N/A	Corporate Director	Nil
John Horgan Victoria, B.C., Canada	N/A	Retired Member of Legislature, British Columbia	Nil
Sarah Kavanagh(3) Toronto, Ontario, Canada	N/A	Corporate Director	Nil
Daniel Racine(3) Toronto, Ontario, Canada	N/A	President and Chief Executive Officer, Yamana Gold Inc.(4)	Nil
Peter Rozee West Vancouver, B.C., Canada	N/A	Senior Vice President, Commercial & Legal Affairs, Teck(5)	3,141 EVR Common Shares
David Scott(3) King City, Ontario, Canada	N/A	Corporate Director	Nil
Robin Sheremeta Fernie, B.C., Canada	President & Chief Executive Officer	President & Chief Executive Officer, EVR(2)	746 EVR Common Shares
Marcia Smith (Chair) Vancouver, B.C., Canada	N/A	Corporate Director	150 EVR Common Shares
Anne Marie Toutant Calgary, Alberta, Canada	N/A	Corporate Director and Professional Engineer	Nil
Kiichi Yamada Odawara-shi, Kanagawa, Japan	N/A	General Manager, Raw Materials Division-I, Nippon Steel Corporation	Nil
(1)	Assumes the Separation has become effective, and that the Default Share Distribution is received on Separation.
(2)	Mr. Sheremeta is currently Teck’s Senior Vice President, Coal. He is expected to be the President & Chief Executive Officer of EVR when the Separation becomes effective.
(3)	Member of the EVR Audit Committee.
(4)	Mr. Racine will be leaving Yamana Gold Inc. in the first half of 2023 following Yamana Gold Inc.’s acquisition by Pan American Silver Corp. and Agnico Eagle Mines Limited.
(5)	Peter Rozee has announced his intention to retire from Teck in April 2023.

EXECUTIVE OFFICERS

Name and Residence	Office to be Held with EVR and Principal Occupation(1,2)	Current Principal Occupation, and 5 year history
Robin Sheremeta Fernie, B.C., Canada	President & Chief Executive Officer, EVR	Senior Vice President, Coal, Teck
Ryan Podrasky Sparwood, B.C., Canada	Chief Financial Officer, EVR	General Manager, Finance & Operating Excellence, Teck
Jeff Hanman Vancouver, B.C., Canada	Chief Operating Officer, EVR	Senior Vice President, Sustainability & External Affairs, Teck, prior thereto was Vice President, Corporate Affairs, Teck
Real Foley Calgary, Alberta, Canada	Chief Commercial Officer, EVR	Currently Senior Vice President, Marketing & Logistics, Teck, prior thereto was Vice President, Marketing, Coal & Base Metals at Teck
Glen Campbell Sparwood, B.C., Canada	Chief Human Resources Officer, EVR	General Manager, Human Resources, North American Operations, Teck
(1)	Assumes the Separation has become effective.
(2)	The proposed officers of EVR and/or the offices held by such individuals may change prior to the Separation Effective Date.

Each of the proposed directors of EVR will hold office until the next annual meeting of the holders of EVR Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. Additional directors may be appointed by the EVR Board after completion of the Separation and prior or subsequent to the next annual meeting of holders of EVR Common Shares in accordance with the articles of EVR. The next annual meeting of holders of EVR Common Shares is expected to occur in April 2024, at which time holders of EVR Common Shares will vote on the election of the directors and appointment of auditors of EVR.

An experienced management team has been assembled to lead EVR and will continue to assess EVR’s longer-term strategy and organizational needs. All executive officers of EVR will meet the high standards to be set by the proposed EVR Board which are expected to include, but not be limited to, strong business ethics, adherence to proper corporate governance and knowledge of public company compliance.

It is anticipated that the directors and executive officers of EVR, as a group, will beneficially own or exercise control or direction, directly or indirectly, over approximately 5,607 EVR Common Shares (assuming the Default Share Distribution is received on Separation) or less than 1% of the number of EVR Common Shares that will be outstanding immediately following completion of the Separation. None of the director and executive officers of EVR will beneficially own or exercise control or direction, directly or indirectly, over any EVR First Preferred Shares or EVR Second Preferred Shares.

An audit committee of the EVR Board (the “EVR Audit Committee”) will be established following completion of the Separation. The composition of the EVR Audit Committee will comply with the requirements of the CBCA, applicable Canadian securities law and the TSX. See “EVR Audit Committee” and “Corporate Governance” in this Appendix “J”.

OTHER REPORTING ISSUER EXPERIENCE

The following table sets out the proposed directors of EVR that are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction:

Name	Name of Reporting Issuer
John Currie	Aritzia Inc.
Daniel Racine	Yamana Gold Inc.
Sarah Kavanagh	Hudbay Minerals Inc. Bausch Heath Companies Inc. Bauch + Lomb Corporation
David Scott	Kinross Gold Corporation
Marcia Smith	Aritzia Inc.
Anne Marie Toutant	IAMGOLD Corporation

CORPORATE CEASE TRADE ORDERS

To the knowledge of EVR, no current or proposed director or executive officer of EVR is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Teck and EVR) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while such director or executive officer was acting in that capacity; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer

PENALTIES OR SANCTIONS

To the knowledge of EVR, no current or proposed director or executive officer of EVR has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

BANKRUPTCIES

To the knowledge of EVR, no current or proposed director or executive officer of EVR:

(a)

is, at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including Teck and EVR) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of EVR will be subject in connection with the operations of EVR. In particular, certain of the directors and officers of EVR are, or may be, involved in managerial or director positions with other companies whose operations may, from time to time, be in direct competition with those of EVR or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of EVR. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA. The CBCA provides that, in the event a director or officer has an interest in a material contract or transaction, whether made or proposed, with the corporation, the director or officer shall disclose their interest in such contract or transaction and shall refrain from voting on any matter in respect of such contract or unless otherwise provided by the CBCA. As at the date of this Information Circular, EVR is not aware of any existing or potential material conflicts of interest between EVR and any proposed director or officer of EVR.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date, EVR has not carried on any active business. No compensation has been paid by EVR to its proposed executive officers or directors and none will be paid by EVR until after the Separation is completed. Following completion of the Separation, it is anticipated that the directors and executive officers of EVR will be paid compensation in an amount and format that is comparable to companies of similar size and character.

Executive Officers

As at the date of this Information Circular, there are no employment contracts in place between EVR and any of the executive officers of EVR and there are no provisions with EVR for compensation for the executive officers of EVR in the event of termination of employment or a change in responsibilities following a change of control of EVR. It is expected that EVR will enter into change of control agreements with each of the executive officers of EVR on or before the Separation Effective Date.

EVR AUDIT COMMITTEE

The following disclosure is based on the present expectations of EVR that the formal establishment of the EVR Audit Committee and the ratification and adoption of its mandate will occur following completion of the Separation. However, such disclosure remains subject to revision prior or subsequent to the Separation Effective Date. See “Notice to Reader” in this Appendix “J”. The proposed mandate of the EVR Audit Committee is set out in Schedule “A” to this Appendix “J”.

COMPOSITION OF THE EVR AUDIT COMMITTEE

On the Separation Effective Date, the EVR Audit Committee is expected to consist of three members, all of whom are independent and financially literate in accordance with the definitions in National Instrument 52-110 Audit Committees. The relevant education and experience of each of the proposed members of the EVR Audit Committee is outlined in each of Mr. Currie (Chair), Ms. Kavanagh, Mr. Racine and Mr. Scott’s biographies. See “Information Concerning EVR Pro Forma the Separation – Directors and Executive Officers – Directors” in the Information Circular.

PRE-APPROVAL POLICIES AND PROCEDURES

EVR will adopt policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by EVR’s auditor. All non-audit services are expected to be pre-approved by the EVR Audit Committee prior to commencement. As of the date hereof, no audit, audit-related, tax or other fees have been billed to EVR by its proposed auditor.

CORPORATE GOVERNANCE

Unless otherwise indicated, the following disclosure is based on the present expectations of EVR in respect of its corporate governance practices and that the formal establishment of committees of the EVR Board described below and the ratification and adoption of their respective mandates will occur following completion of the Separation. However, such disclosure remains subject to revision prior or subsequent to the Separation Effective Date. See “Notice to Reader” in this Appendix “J”. The proposed mandate of the EVR Board (the “EVR Board Mandate”) is set out in Schedule “B” to this Appendix “J”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

EVR’s Board and management will be committed to leadership in corporate governance. As EVR will be a Canadian reporting issuer, it will implement a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

With respect to the United States, EVR will be required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for EVR as a non-U.S. company, but EVR will be required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards.

EVR Board

Independence

The proposed EVR Board will be composed of 11 directors, 7 of whom will be independent directors. The four members who are not expected to be considered independent are:

•	Ms. Smith, Teck’s former Senior Vice President and Advisor to the President and Chief Executive Officer;

•	Mr. Rozee, Teck’s former Senior Vice President, Commercial & Legal Affairs;

•	Mr. Sheremeta, EVR’s proposed President and Chief Executive Officer; and

•	Mr. Yamada, the nominee of NSC, a 10% holder of EVR’s Common Shares.

Marcia Smith is the proposed Chair of the EVR Board and is currently not expected to be considered an independent director of EVR as she was an officer of Teck until March 2023. A lead independent director for EVR will be identified and appointed and a position description for EVR’s Lead Director will be developed and adopted by the EVR Board after the Separation Effective Date. Among other things, the EVR’s Lead Director will be expected to: (a) provide leadership to ensure effective and independent functioning of the EVR Board; (b) lead in the assessment of the EVR Board’s performance; and (c) act as an effective liaison between the EVR Board and EVR Management.

In determining the independence of EVR’s Board members, the independence requirements of National Instrument 52-110 Audit Committees and the rules of the TSX applicable to EVR were considered. The proposed independent directors are evaluated as such as they are not members of management and are free of any interest or any business, family or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of EVR, other than interests and relationships that will arise solely from holdings in EVR. Additionally, such independent directors do not have a direct or indirect material relationship with EVR as defined in subsection 1.4 of National Instrument 52-110 Audit Committees.

It is expected that the EVR Board will assess director independence each year by circulating a detailed questionnaire to all director nominees to elicit the information required, prior to the annual meeting. The EVR Environment, Social and Governance Committee is expected to assist the EVR Board in its independence assessment for general board purposes and for service on the EVR Audit Committee. EVR is expected to adopt a policy that at each EVR Board and Committee meeting held, the non-executive directors will meet without management present and the independent directors will meet without non- independent directors present.

Non-EVR Directorships

It is expected that EVR will adopt an Overboarding Policy and will consider an individual to be over-boarded where:

•	the individual sits on more than three public company boards in addition to EVR, if the individual is not otherwise employed; or

•	the individual sits on more than one public company board in addition to EVR, where that person is employed full time.

The EVR Environment, Social and Governance Committee may make exceptions if satisfied that a nominee will be able to devote sufficient time and attention to EVR Board matters despite outside commitments. Once on EVR’s Board, directors will be required to consult with the Chair prior to accepting additional board positions. Other public company board memberships held by director nominees of EVR are described in “Directors and Executive Officers – Other Reporting Issuer Experience” in this Appendix “J”.

EVR Board Mandate

The proposed EVR Board Mandate, in substantially the form included in Schedule “B” to this Appendix “J”, is expected to be formally ratified and adopted by the EVR Board following completion of the Separation.

Position Descriptions

EVR will establish written position descriptions for each of the Chief Executive Officer, the Chair of the EVR Board, the Lead Independent Director and each Committee Chair which will be made available by EVR on its website subsequent to the completion of the Separation.

Orientation and Continuing Education of Directors

EVR expects to implement an orientation program, whereby each new director will be provided with a baseline of knowledge about EVR that will serve as a basis for informed decision-making. The program will be tailored for each new director, taking into account their unique mix of skills, experience, education, and knowledge.

New directors will be given copies of all policies, codes and mandates, and provided with guidance concerning trading in EVR securities, blackout periods, and EVR disclosure practices. Senior officers will be made available to meet with new members to familiarize them with EVR’s operations, programs and projects. Presentations made at these meetings, together with site visits, are intended to provide insight into EVR’s business and familiarize new directors with the policies and programs they require to perform their duties effectively, as well as with the role of the EVR Board, its committees and its directors.

EVR expects to implement a formal ongoing director education program which may entail presentations or briefing by internal and external experts on matters of particular import or emerging significance, distribution of written background materials on matters of relevance to EVR’s business, tours of EVR’s operations, and identification of external opportunities for continuing education that may be of interest to individual directors.

Ethical Business Conduct

EVR will adopt a Code of Ethics applicable to directors, officers and employees, which will be available on its website following completion of the Separation. Employees, officers, and directors will certify their compliance with the Code of Ethics annually and the EVR Board will establish procedures to monitor compliance.

Each director of EVR must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration will be required to advise the EVR Board of the conflict or perceived conflict and refrain from participating in any discussion of the matter and abstain from voting on it. This would include any potential related party transaction that may be considered by the EVR Board, including in situations where there may be multiple parties involved in a competitive bid process.

It is expected that a standing conflict of interest item will be added to the agenda for each EVR Board meeting in order to prompt directors to proactively disclose any potential or perceived conflicts of interest or potential related party transactions and to facilitate disclosure and discussion of any potential issues.

Nomination of Directors

EVR expects to establish the EVR Environment, Social and Governance Committee, which is expected to be comprised of a majority of independent directors. The EVR Environment, Social and Governance Committee will be responsible for recruiting and proposing new director nominees, and will do the following on an ongoing basis:

•	consult with the EVR Board to identify the mix of skills, expertise and qualities required and assess additional attributes required to maintain an appropriate mix, including diversity considerations;

•	identify any impending EVR Board vacancies to allow time for recruitment;

•

develop a short-list of candidates and their availability and arrange meetings with the EVR Environment, Social and Governance Committee, EVR Board Chair, Chief Executive Officer, and other EVR Board members as may be practicable;

•	ensure candidates are prepared to take on the required level of commitment expected of EVR Board members; and

•	recommend proposed nominees to the EVR Board.

EVR will develop a skills matrix that will set out the areas of expertise that the EVR Board considers important in the context of its business, noting that a broad range of competencies and skills will be necessary for the EVR Board to discharge its responsibilities.

Compensation

EVR expects to establish the EVR Talent & Compensation Committee, which is expected to be comprised of a majority of independent directors. to assist the EVR Board in carrying out its responsibilities by reviewing compensation issues in support of the achievement of EVR’s business strategy and making recommendations to the EVR Board as appropriate. Director and officer compensation will be established by the EVR Board, as recommended by the EVR Talent & Compensation Committee. The EVR Board will review the adequacy and form of the directors’ compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of EVR.

EVR will pay director compensation to non-executive directors only and will not issue options to directors. Directors will have the option to take their fees in a share-based retainer.

The EVR Talent & Compensation Committee will have a written mandate establishing its responsibilities and will be authorized to engage outside resources if deemed advisable.

Assessments

It is expected that EVR will establish appropriate practices for the regular evaluation of the effectiveness of the EVR Board, its committees and its members, overseen by the EVR Environment, Social and Governance Committee.

Board Renewal

It is expected that the EVR Board will periodically review its processes for board renewal, including the potential establishment of director term limits or a formal retirement policy. It is expected that the EVR Board will place emphasis on rigorous evaluation of all directors, regardless of any term limit or retirement policy established, relying on an ongoing regular appraisal of the skills, diversity, and contribution of individual directors in light of the combination of skills and experience required for the EVR Board to function well.

Equity, Diversity and Inclusion

Board Diversity

EVR expects that the EVR Environment, Social and Governance Committee will consider the level of representation of women, visible minorities, Aboriginal peoples, and persons with disabilities in identifying and nominating candidates for election or re-election to the EVR Board and will adopt specific measures to ensure that diverse nominees are considered when candidates for election to the EVR Board are considered. If all nominees proposed to be appointed as directors in connection with the completion of the Separation are appointed,

•	four of 11 directors, or 36%, identify as women;

•	one of 11 directors, or 9%, identify as visible minorities;

•	no directors identify as Aboriginal peoples or persons with disabilities.

It is expected that the EVR Environment, Social and Governance Committee will establish a Board Diversity Policy and annually review the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the EVR Board are reviewed.

Executive and Workforce Equity, Diversity and Inclusion

With respect to members of senior management, the EVR Board will consider the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in its workforce and management. Of EVR’s six executive officers expected to be appointed in connection with the completion of the Separation, currently none identify as women, one (or 17%) identifies as a member of a visible minority and none identify as Aboriginal peoples or persons with disabilities.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of EVR, or any of their associates, to EVR, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by EVR.

There exists no indebtedness of employees of EVR to EVR, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by EVR.

RISK FACTORS

Teck Shareholders should carefully consider the risks and uncertainties described below as well as in other sections of this Information Circular. If any event arising from the risk factors set forth below occurs, EVR’s business, prospects, financial condition, cash flows, operating results and, in some cases, its reputation could be materially harmed. See “Risk Factors” in this Information Circular and the risk factors set out below. These risks and uncertainties are not the only ones facing EVR. Additional risks and uncertainties not presently known to EVR or that it currently considers immaterial may also impair its business operations.

Risks relating to the Separation

Following the Separation, EVR may be unable to make the changes necessary to operate as an independent entity and may incur greater costs.

Following the Separation, the separation of the Steelmaking Coal Assets from the other businesses of Teck may materially adversely affect EVR. EVR may not be able to implement successfully the changes necessary to operate independently. EVR may incur additional costs relating to operating independently that could materially affect its cash flow and results of operations. EVR will require Teck Metals to provide EVR with certain services on a transitional basis. EVR may, as a result, be dependent on such services until it is able to provide its own.

The historical financial information of the Steelmaking Coal Assets may not be representative of the results of EVR as an independent entity, and, therefore, may not be reliable as an indicator of its historical or future results.

The Steelmaking Coal Assets are currently integrated within the business units of Teck; consequently the financial information relating to EVR included in this Appendix “J” has been derived from the consolidated financial statements and accounting records of Teck and reflect certain assumptions and allocations. The financial position, results of operations and cash flows of the Steelmaking Coal Assets could differ materially from those that would have resulted had EVR operated autonomously or as an entity independent of Teck.

There does not exist a separate operating history of EVR as a standalone entity.

Upon the Separation becoming effective, EVR is expected to become an independent public company. The operating history of Teck in respect of the Steelmaking Coal Assets cannot be regarded as the operating history of EVR. The ability of EVR to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent upon its future performance. It will not be able to rely on the capital resources and cash flows of Teck.

Following the Separation Effective Time, declaration and payment by EVR of dividends and distributions will be subject to minimum cash limitations.

It is expected that, under the Investment Covenant Agreement and the Environmental Stewardship Program, among other agreements, EVR will be restricted from declaring and paying dividends on any of its shares if EVR and its subsidiaries do not have an aggregate amount of unrestricted cash and cash equivalents in excess of $250 million (plus an amount equal to the EST Reserve and the Consolidated Taxes Reserve) pro forma any such dividends or distributions. In addition, the Investment Covenant Agreement is expected to provide that, while the EVR Royalty and/or any of the EVR Preferred Shares are outstanding, Restricted Payments, including payments of dividends on EVR Common Shares and other distributions on the EVR Common Shares, can only be made subject to certain qualifications and during certain periods. These restrictions, taken together, could adversely impact the availability and amount of any dividend or other distribution on the EVR Common Shares and, to a lesser extent, the EVR Preferred Shares.

The Environmental Stewardship Program and the Transition Capital Structure may reduce EVR’s financial flexibility.

It is currently expected that, under the Environmental Stewardship Program, EVR will be obligated to make annual contributions to the Environmental Stewardship Trust until it has become self-funding. Pursuant to the Transition Capital Structure, EVR will be required to make quarterly EVR Royalty payments for the duration of the EVR Royalty and, after all payments have been made under the EVR Royalty, to redeem the EVR Preferred Shares, in each case out of its free cash flows. As a result, EVR will not be entitled to all of its free cash flows until the Environmental Stewardship Trust is self-funding and while the Transition Capital Structure is in place, which could be many years. EVR’s ability to make payments under the Environmental Stewardship Program and the Transition Capital Structure depends on its financial and operating performance. General economic conditions and financial, business and other factors affect EVR’s operations and its future performance. Many of these factors are beyond EVR’s control. EVR may not be able to generate sufficient cash flows to make payments under the Transition Capital Structure on a timely basis or at all, which could extend the time the Transition Capital Structure is in place.

The Environmental Stewardship Program and the Transition Capital Structure could impact EVR’s operations in several ways, including the following:

•	the covenants contained in the EVR Royalty Agreement and Investment Covenant Agreement limit EVR’s ability to borrow additional funds and to make certain investments;

•	the covenants contained in the EVR Royalty Agreement and Investment Covenant Agreement may affect EVR’s flexibility in planning for, and reacting to, changes in the economy and in its industry;

•

dividends and distributions on EVR Common Shares and EVR Preferred Shares are subject to minimum cash thresholds under the Environmental Stewardship Program and, solely in respect of EVR Common Shares, the Investment Covenant Agreement;

•	dividends to holders of EVR Common Shares are subordinated to payments under the Transition Capital Structure; and

•

the Transition Capital Structure may place EVR at a competitive disadvantage compared to its competitors that may be able to take advantage of opportunities that the Transition Capital Structure would prevent EVR from pursuing.

The above risks could impact the trading of, and market for, EVR Common Shares.

The Transition Capital Structure provides for increased EVR Royalty payments and accelerated redemption of the EVR Preferred Shares upon a Change of Control, which could limit the ability of EVR to complete a Change of Control transaction on favorable terms or at all.

The EVR Royalty Agreement provides that, upon a Change of Control of EVR, the maximum EVR Royalty payments increase from 90% of Free Cash Flow (EVR Royalty) to 92.5% of Free Cash Flow (EVR Royalty). In addition, under the terms of the EVR Preferred Shares, upon the occurrence of a Change of Control, the holders of the EVR Preferred Shares may, within 30 days of receiving notice of the occurrence of the Change of Control, elect to retract all or part of such holder’s EVR Preferred Shares for payment in cash of a per share sum equal to the redemption amount per share together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption, subject to EVR satisfying certain statutory solvency tests under the CBCA.

The financial impact to EVR of a Change of Control while the Transition Capital Structure is outstanding may disincentivize potential third parties from pursuing a Change of Control of EVR on favourable terms, or at all.

An active, liquid and orderly trading market for the EVR Common Shares may not develop, and EVR Shareholders may not be able to resell their EVR Common Shares.

There is currently no market through which the EVR Common Shares may be sold. Although EVR has received conditional approval to list the EVR Common Shares on the TSX, and EVR has applied to list the EVR Common Shares on the NYSE (which listing will be subject to EVR fulfilling all of the listing requirements of the NYSE), if a market for EVR Common Shares does not develop or is not sustained, this may affect the pricing of the EVR Common Shares, the transparency and availability of trading prices and the liquidity of EVR Common Shares. EVR cannot predict the price at which the EVR Common Shares will trade.

EVR’s inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements and/or call into question the reliability of its financial statements.

EVR will be responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of EVR’s inherent limitations and the fact that it is a new public company and is implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of EVR’s Common Shares.

If EVR’s management is unable to certify the effectiveness of its internal controls or if material weaknesses in EVR’s internal controls are identified, EVR could be subject to regulatory scrutiny and a loss of public confidence, which could harm EVR’s business and cause a decline in the price of EVR Common Shares.

EVR does not expect that its disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are reasonable constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If EVR cannot provide reliable financial reports or prevent fraud, EVR’s reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in EVR’s reported financial information, which in turn could result in a reduction in the trading price of the EVR Common Shares.

Following the Separation, EVR will be subject to additional regulatory requirements and costs as a public company in Canada and the United States.

EVR expects to incur significant legal, accounting, insurance and other expenses as a result of being a public company in Canada and the United States, which may negatively impact its financial condition. Compliance with applicable Canadian and U.S. securities laws and the rules of the TSX and the NYSE may make some activities more time-consuming and costly. EVR cannot predict or estimate the amount of costs it may incur as a result of becoming a Canadian and U.S. public company or the timing of such costs. In addition, future changes to such Canadian and U.S. securities laws and the rules of the TSX and the NYSE could increase such expenses. Reporting obligations as a public company in Canada and the United States may place a strain on EVR’s financial and management systems, processes and controls, as well as its personnel, and will require management and personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements.

Risks relating to EVR’s Business

EVR faces risks in the mining business.

The business of exploring for natural resources and the development and production of mining operations is inherently risky. Many projects are unsuccessful and there are no assurances that current or future exploration or development programs will be successful. During development and after the commencement of mining operations, EVR’s projects and operations are subject to significant risks and hazards, some beyond its control, including environmental hazards, industrial accidents, unexpected increases in capital or operating costs, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, restrictions on water availability, seismic activity, weather events, security incidents, failure of technology, labour-force disruptions, supply problems and delays, natural disasters, such as flooding, and regulatory changes, including but not limited to changes to the fiscal regime in Canada.

EVR’s mining and exploration operations require reliable infrastructure such as roads, rail, ports, power sources and transmission facilities, and water supplies. Availability, reliability of and cost of infrastructure affects the production and sales from operations, as well as EVR’s capital and operating costs.

EVR’s coal preparation plants are also subject to risks and hazards, including process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.

EVR’s operating mines and its closed site have large tailings facilities, which could fail as a result of seismic activity or for other reasons.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production or logistics facilities, personal injuries or death, environmental damage, delays or interruption of production, failure to achieve production targets, increases in operating costs, monetary losses, legal liability and/or adverse governmental action, any of which may have a significant adverse effect EVR’s operations, business and financial condition.

Steelmaking coal is sold to steel producers.

Substantially all of the coal that EVR produces is steelmaking coal that is ultimately sold to steel producers. The steel industry’s demand for steelmaking coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel, such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for steelmaking coal, which would have a material adverse effect upon EVR. Similarly, if less expensive coals could be used in substitution for steelmaking coal in the integrated steel mill process, or if technologies that reduce or eliminate the need for steelmaking coal become commercially available, the demand for steelmaking coal would materially decrease, which would also materially and adversely affect EVR and funds available for distributions to common shareholders.

The COVID-19 pandemic, the Russian war in Ukraine, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on EVR’s operations, business and financial condition.

The impacts of the COVID-19 pandemic, and governmental response thereto, on global commerce have and continue to be extensive and far-reaching. There has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has been restricted from time to time. Although many of these impacts appear to be lessening in most jurisdictions, there continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it, or governmental responses to it, may have on demand and prices for steelmaking coal, on EVR’s suppliers and employees and on global financial markets which may have a material adverse effect on EVR’s operations, business and financial condition.

These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, Russia’s war in Ukraine and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on EVR’s operations, business and financial condition.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to: risks relating to fluctuations in the market price of steelmaking coal; volatility in commodity and financial markets; market access restrictions or tariffs; fluctuations in the price and availability of consumed commodities; labour unrest and disturbances; availability of skilled employees; disruptions of information technology systems; changes in law or policies in relation to taxes, fees and royalties; and transportation and other services from third parties.

Fluctuations in the market price of steelmaking coal may significantly adversely affect the results of EVR’s operations.

The results of EVR’s operations are significantly affected by the market price of steelmaking coal, which is cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond EVR’s control, including new sources of production of steelmaking coal; levels of supply and demand for steelmaking coal and for steel; substitution of new or different products in critical applications for steelmaking coal, primarily the production of steel; government action to address climate change or societal pressures towards low-carbon technologies to replace carbon-intensive ones; expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies; interest rates; speculative activities; transportation restrictions; global or regional political or economic crises; government policy changes, including taxes and tariffs; trade disputes or the potential for trade disputes; the impact of the COVID-19 pandemic and sales of commodities by holders in response to such factors.

The Chinese market is a significant source of global demand for steelmaking coal. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for steelmaking coal. COVID-19 and efforts to contain it may have a significant effect on Chinese steelmaking coal prices and/or demand and potentially broader impacts on the global economy.

A prolonged period of low and/or volatile steelmaking coal prices could have a significant adverse effect on EVR’s operations, business and financial condition. A substantial reduction or sustained decrease in steelmaking coal prices would have a material adverse effect on EVR’s business. If prices should decline below EVR’s cash costs of production and remain at such levels for any sustained period, EVR could determine that it is not economically feasible to continue commercial production at any or all of EVR’s operations. EVR may also curtail or suspend some or all of its exploration activities, with the result that its depleted reserves are not replaced. EVR’s general policy will be not to hedge changes in prices of its products. Further, under the Investment Covenant Agreement, EVR is restricted from undertaking hedging programs in respect of, among other things, commodity prices and therefore, for such time as the Transition Capital Structure is outstanding, EVR will not be permitted to hedge against the risk of declines in steelmaking coal’s market price.

EVR faces risks associated with the issuance and/or renewal of permits.

EVR’s steelmaking coal mine operations in the Elk Valley in British Columbia require significant permitting efforts, particularly for the FRX. In addition, many existing permits require periodic renewals. When EVR applies for these permits and approvals, EVR will often be required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have on the environment and on communities. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time-consuming, and may delay commencement or continuation of mining operations. There can be no certainty that these approvals or permits will be granted in a timely manner, or at all. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, some parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process. Permits may be stayed or withdrawn during the pendency of appeals. See “Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on EVR’s operations and projects” for a discussion of the changes to the Canadian federal environmental assessment and regulatory process.

Past or ongoing violations of mining, environmental, health or safety laws could provide a basis to revoke existing permits or to deny the issuance of additional permits. In addition, evolving reclamation requirements or environmental concerns may threaten EVR’s ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.

Delays associated with permitting may cause EVR to incur material additional costs in connection with the development of new projects or the expansion of existing operations, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects or operations. Failure to obtain certain permits may result in damage to EVR’s reputation, cessation of development of a project or the inability to proceed with the expansion of existing operations, increased costs of development or production, and litigation or regulatory action, any of which may have a material adverse effect on EVR’s operations, business and financial position.

Ongoing operation of EVR’s steelmaking coal mines in the Elk Valley in British Columbia continually requires new permits or amendments to existing permits from applicable government agencies. EVR will be subject to the Elk Valley Water Plan, which was approved in 2014. The Elk Valley Water Plan is intended to provide a regulatory framework for permitting current and future projects and for managing the cumulative effects of new projects. The Elk Valley Water Plan contemplates ongoing monitoring of the receiving environment, and adjustment of water quality targets if unacceptable environmental impacts are identified. There can be no assurance that the water quality targets set out in the Elk Valley Water Plan will prove to be suitably protective of the environment, that EVR’s planned mitigation efforts will be sufficient to meet those targets or that ongoing monitoring will not disclose unanticipated environmental effects of EVR’s operations that will require additional mitigation. EVR is not currently in compliance with certain water quality parameters set out in the Elk Valley Water Plan.

Fish surveys have revealed unanticipated declines in fish populations and lower-than-expected recruitment in certain mine-affected waters. Subsequent investigations have found that, while some of the causes appear to be natural, mining development may have exacerbated some stressors in some instances.

While there is evidence that fish populations are recovering, research into these impacts is ongoing. Depending on the outcome of these investigations, the regulatory response, if any, and the nature of any required mitigation measures, EVR may face delays in permitting or restrictions on its mining activities in the Elk Valley in British Columbia. See “General Development of the Business — Business of EVR” for more details.

Notwithstanding the approval of the Elk Valley Water Plan in 2014, the Fisheries Act and its current associated regulations do not contain a specific authorization mechanism that applies to the non-point source discharges from EVR’s coal mines and EVR will struggle to comply with the current requirements. When the Steelmaking Coal Assets were held by Teck, Teck pled guilty in 2021 to two offences under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley in British Columbia, and agreed to pay a fine of $2 million and make a contribution to the Environmental Damages Fund of $28 million for each such offence for a total of $60 million. Despite resolution in 2021 of the charges under the Fisheries Act, EVR faces a current investigation relating to the Fisheries Act. Teck has also received administrative penalties issued by the Ministry of Environment and Climate Change Strategy related to water management in the Elk Valley.

EVR may face future investigations, charges, fines and administrative penalties relating to violations of the Elk Valley Water Plan, the Fisheries Act, or other legislation, which may be significant. These regulatory issues may create additional difficulties in obtaining permits for EVR’s operations. Indigenous Nations in Canada have increasing influence in both federal and provincial environmental assessment and permitting processes, and may have perspectives regarding economic development and the environment that are at odds with those of federal and provincial authorities.

Any failure to comply with applicable requirements may result in enforcement action, including, but not limited to: potential prosecutions; fines or penalties; regulatory orders or directions; consequential delays or obstacles to obtaining new or renewed permits, including permitting new mining areas in the Elk Valley in British Columbia; or on restrictions being placed on EVR’s mining activities in the Elk Valley in British Columbia or related activities, any of which would limit EVR’s ability to maintain or increase steelmaking coal production in accordance with its long-term plans or to realize the projected mine life of its operations. Any fines or penalties imposed, the costs of any actions required by any regulatory orders or directions, and any potential shortfall in production due to delay may be material and may have a material adverse effect on EVR’s operations, business and financial position.

EVR faces risks related to inflation.

Global markets have recently experienced high rates of inflation. Inflationary pressures could increase EVR’s operating and capital costs and could have a material adverse effect on its operations, business and financial position. In addition, governmental responses to inflation, such as any increase in interest rates, may have a significant negative impact on the economy generally, which could have a material adverse effect on EVR’s operations, business and financial position. In the current environment, assumptions about future commodity prices, exchange rates, interest rates, costs of inputs and customer credit performance are subject to greater variability than normal, which could, in the future, significantly affect the valuation of EVR’s assets, both financial and non-financial, and may have a material adverse effect on its operations, business and financial condition.

Regulatory efforts to control or reduce greenhouse gas emissions or societal pressures in relation to climate change could materially negatively affect EVR’s business.

Mining generally emits large quantities of greenhouse gases and the steelmaking coal EVR produces emits large quantities of greenhouse gas when consumed by end users. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny. See “General — Environmental Protection —Carbon Pricing and Decarbonization”.

Climate change may result in increased regulations for EVR’s operations or those of its customers and/or restrict the development of EVR’s projects, which may increase costs and/or limit production. Changes in carbon regulation or taxation may decrease demand for steelmaking coal.

EVR’s operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. While carbon tax legislation has been adopted in Canada, and while EVR expect that carbon taxes will increase over time, it is not yet possible to reasonably estimate the nature, extent, timing, cost or other impacts of any future taxes or other programs that may be enacted.

Most of EVR’s steelmaking coal products are sold outside of Canada, and sales are not expected to be significantly affected by the greenhouse gas emissions targets that Canada committed to under the Paris Agreement or the resulting provincial and federal carbon tax legislation; however, related government action may restrict development of new steelmaking coal projects and increase production and transportation costs. The adoption of emission limitations or other regulatory efforts to control or reduce greenhouse gas emissions by other countries could materially negatively affect the demand for steelmaking coal.

As a result of public concern regarding climate change, natural resource companies like EVR face increasing public scrutiny of its activities and impacts. Societal pressures in relation to climate change may adversely affect EVR’s social licence to operate and may impair its ability to obtain required permits, increase regulatory action or result in litigation against EVR, and negatively affect its reputation and relationships with stakeholders. Concerns around climate change may also affect the market price of EVR’s shares, as institutional investors and others may divest interests in carbon- intensive industries due to societal pressures, and may also affect EVR’s ability to borrow money or obtain insurance for its carbon-intensive assets on reasonable terms. See “Risk Factors — Damage to EVR’s reputation may result in decreased investor confidence, challenges in maintaining positive community relations and increased risks in obtaining permits or financing for its development properties and expansions to existing operations.”

Climate change may have an adverse effect on demand for EVR’s products or on its operations.

As the world transitions to a lower-carbon economy, there is increasing focus on low-carbon technologies to replace carbon-intensive ones. This is increasing the pressure on steel producers to develop less carbon-intensive production processes that do not rely on high-quality HCC. Government action to address climate change and societal pressures towards a lower-carbon economy may reduce the demand for EVR’s products. Concerns regarding climate change may lead to technological development of alternatives to steelmaking coal. Climate change and policy responses to climate change may have similar impacts on EVR’s customers, reducing demand for its products.

A decrease in demand for steelmaking coal would have a significant adverse effect on EVR’s operations, business and financial condition.

Climate change may, among other things, cause or result in increases in extreme weather events. Extreme weather events have in the past, and may in the future continue to, disrupt operations at EVR’s mines and impact its transportation and logistics infrastructure. In recent years, wildfires, extreme flooding and extreme cold caused significant disruptions to operations and logistics chains in British Columbia. The frequency and severity of extreme weather events in British Columbia has been increasing, and these events will likely impact EVR’s operations and its logistics and supply chains, which may require additional spending to mitigate weather-related impacts and impose potential constraints on production or sales in the future. Any increase in the frequency or severity of extreme weather events could have a material impact on EVR’s ability to produce and deliver its products and a material impact on the cost of operations, which may result in a material adverse effect on EVR’s business and financial position.

Climate change may also result in shortages in certain consumables and other products required to sustain EVR’s operations, and any such shortage could impact its production capacity.

Although EVR will make efforts to anticipate potential costs to mitigate the physical risks of climate change, and to work with governments to influence regulatory requirements regarding climate change, there can be no assurance that these efforts will be effective or that climate change or associated governmental action will not have an adverse impact on EVR’s operations and therefore its profitability.

Failure to comply with environmental, health and safety laws may have a material adverse effect on EVR’s operations and business.

Environmental, health and safety legislation affects nearly all aspects of EVR’s operations, including mine development, worker and public health and safety, product classification, handling and transportation, waste disposal, emissions controls, transportation of coal by rail or ship to market, and protection of endangered and protected species. Compliance with environmental, health and safety legislation, including provincial legislation such as the Environmental Management Act, the Environmental Assessment Act, the Mines Act, the Health Safety and Reclamation Code for Mines in British Columbia and the Workers Compensation Act and related Occupational Health and Safety Regulation, and federal legislation such as the Fisheries Act, Canadian Environment Protection Act, 1999 and the Transportation of Dangerous Goods Act, 1992, can require significant expenditures and can regulate the manner in which mining and other operations can be conducted.

Past, ongoing and future violations with environmental, health or safety legislation may result in the imposition of significant fines and/or penalties; issuance of remedial and/or protective orders; the temporary or permanent suspension of operations or other regulatory sanctions including cleanup costs arising out of contaminated properties; damages; damage to reputation; the loss of existing permits or inability to obtain future permits; the requirement to expend significant capital for corrective or remedial measures; increased operating costs and civil suits or quasi-criminal charges. EVR could also be held liable for activities in connection with certain hazardous substances and goods, including worker and public exposure to, and the handling and transportation of, such hazardous substances and goods. Exposure to these liabilities arises not only from EVR’s existing operations, but also from operations that have been closed such as the Coal Mountain operations which is on care and maintenance.

From time to time, EVR may engage with regulatory authorities regarding existing and potential compliance issues with relevant environmental, health and safety regulations and to obtain permits that enable EVR to carry out certain operations and activities in compliance with law and in a manner that provides for the level of safety and protection required under relevant environmental, health and safety regulations. See “EVR faces risks associated with the issuance and/or renewal of permits” for a description of risks associated with permits. There can be no assurance that EVR will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect EVR’s operations, business and financial condition.

The Fisheries Act and its current associated regulations do not contain a specific authorization mechanism that applies to the non-point source discharges from EVR’s coal mines and Teck has been prosecuted and subject to fines and penalties for non-compliance. Given this uncertainty, EVR faces challenges with compliance and may be subject to prosecution and/or fines or penalties in the future. In addition, EVR could be subject to regulatory orders or directions requiring mitigation measures be taken, the costs of which may be material. Such fines, penalties or regulatory orders or directions could have a material adverse effect on EVR’s operations, business and financial condition. See “General Development of the Business – Business of EVR – Elk Valley Water Quality Management” in this Appendix “J” for a description of EVR’s water quality management measures and associated costs.

EVR’s ability to sell its steelmaking coal is sensitive to disruptions in its logistics chain and highly dependent on the reliability of third party transportation and logistics providers.

EVR’s ability to sell steelmaking coal relies on its ability to transport steelmaking coal from its operations in the Elk Valley to ports on the west coast of B.C. and on the operation of those ports to deliver steelmaking coal to EVR’s customers. A significant interruption, such as a major interruption at Teck’s primary port facility, Neptune; the loss of a key bridge in the Lower Mainland; disruptions to rail or port services; major weather, seismic, wildfire or other natural events or any other incident along the rail corridor or at a major port facility; rail or port blockades or strikes; or any other event or circumstance which hinder EVR’s ability to transport steelmaking coal from its operations and deliver it to its customers may result in lower-than-anticipated sales volumes and revenue and may have a significant adverse effect on EVR’s financial condition and reputation.

EVR will be highly dependent on third parties for the provision of transportation and logistics services, including rail and port services. EVR will negotiate prices for the provision of these services in circumstances where it may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Failure of EVR to secure required transportation or logistics services, failure of third party transportation or logistics providers to meet their contractual commitments, contractual disputes with such providers; demurrage charges; rail and port capacity issues; availability of vessels and railcars; and other factors can have a material adverse effect on EVR’s ability to transport and deliver steelmaking coal according to schedules and contractual commitments, and result in lower-than-anticipated sales volumes and revenue and may have a significant adverse effect on EVR’s financial condition and reputation.

Changes in environmental, health and safety laws may have a material adverse effect on EVR’s operations.

In February 2018, the Government of Canada proposed new regulations under the Fisheries Act relating to coal mining effluent, which have subsequently been revised. While these regulations are still in development, they could impose significant costs and operating limitations on EVR’s steelmaking coal operations. In the absence of these new regulations, the Fisheries Act does not contain any mechanisms to authorize non-point source discharges from EVR’s coal mines. There can be no assurance that the new regulations will remedy this situation.

In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects. This legislation will apply to new projects that meet certain criteria. For example, the federal government announced in 2020 that FRX required a federal review under the new Impact Assessment Act. Similarly, in 2018, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia, including new rules surrounding project notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect EVR’s ability to obtain or renew permits for its operations and projects in an efficient and cost-effective manner or at all.

In addition, in 2019 the Government of British Columbia passed the Declaration of the Rights of Indigenous Peoples Act, to implement the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) in British Columbia. The legislation commits to a systematic review of the province’s laws with respect to UNDRIP while also encouraging new agreements with Indigenous nations that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in B.C. In 2021, the Canadian federal government enacted comparable legislation. We are seeing federal and provincial government agencies increasingly defer to First Nations concerns in the course of the permitting process which is adding cost and uncertainty to EVR’s permitting efforts.

In 2021, the Canadian Net-Zero Emissions Accountability Act came into force, setting out the government’s long-term objective of achieving net-zero emissions by 2050. The Canadian Net-Zero Emissions Accountability Act defers the specific measures and strategies to meet this target to regular emissions reductions plans, the first of which was released in March 2022. These measures may have a material adverse impact on EVR’s existing operations or its ability to obtain permits for new projects or expanded operations.

Environmental, health and safety laws and regulations are evolving in Canada. EVR is not able to determine the specific impact that future changes in laws and regulations may have on its operations and activities, and its resulting financial position; however,

EVR anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws; new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions; or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on EVR. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality, and methods of production and distribution. In the event that any of EVR’s products were demonstrated to have negative health effects, EVR could be exposed to workers’ compensation and product liability claims, which could have a material adverse effect on its business.

EVR will be subject to changes in law or policy in relation to taxes, fees and royalties.

EVR will be subject to taxes (including income taxes, mineral taxes and carbon taxes), various fees and royalties imposed by various levels of government. The laws imposing these taxes, fees and royalties are complex, subject to varying interpretations and applications by the relevant authorities and subject to changes and revisions in the ordinary course, including proposed excessive interest and financing expense limitations in the Tax Act and share buyback tax proposals for public corporations in Canada. Such varying interpretations, applications, changes and revisions could apply in a manner that materially and adversely affects EVR’s tax and financial position.

Product alternatives may reduce demand for steelmaking coal.

The large majority of EVR’s coal production is high-quality steelmaking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High-quality steelmaking coal is globally scarce, and has specific physical and chemical properties that are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower-quality coals or other sources of carbon instead of higher-cost high-quality steelmaking coal, and increasingly efforts are focused on development of technologies to eliminate or dramatically reduce carbon emissions from the steelmaking process. While conventional blast furnace technology has been the most economic large-scale steel production technology for decades, and while emergent technologies typically take many years to commercialize, there can be no assurance that, over the longer term, competitive technologies not reliant on steelmaking coal could emerge, which could reduce demand and price premiums for steelmaking coal.

Damage to EVR’s reputation may result in decreased investor confidence, challenges in maintaining positive community relations, and increased risks in obtaining permits or financing for EVR’s development properties and expansions of existing operations.

EVR does not have a long-standing reputation, like Teck; it will need to develop its own. EVR’s reputation should benefit from continuity of management, operations and philosophy surrounding safety, climate change, environmental matters and employee and supplier relationships, among other things; however, EVR does not directly control how it is perceived and opinions may differ.

Damage to EVR’s reputation can occur from its actual or perceived actions or inactions and a variety of events and circumstances, many of which are out of EVR’s control. The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier for individuals and groups to share their opinions of EVR and its activities, whether accurate or not. EVR does not directly control how it is perceived by others. Loss of reputation could result in, among other things, a decrease in the price of EVR’s shares, decreased investor confidence, challenges in maintaining positive relationships with the communities in which EVR operates and other important stakeholders, and increased risks in obtaining permits or financing for development properties or expansions to existing operations, any of which could have a material adverse effect on EVR’s operations, development projects, business and financial position.

In recent years, an increasing number of investors, financial institutions and insurance providers have adopted positions, or been encouraged to adopt positions, to restrict investment in, lending to or insurance of, projects or companies associated with carbon-intensive activities, such as coal production. Large institutional investors are also adopting investment policies that take environmental, social and governance or “ESG” criteria, such as the carbon footprint of assets under management, into consideration when making investment decisions. While some investors distinguish between thermal coal and steelmaking coal, there is no assurance that they will continue to do so.

EVR faces risks associated with its reclamation and closure obligations.

EVR is required to reclaim properties as mining progresses and after mining is completed. EVR is required to provide financial assurances to cover all reclamation and closure obligations it has at its mine sites. The amount of these financial assurances is significant and is subject to change from time to time. The amount and nature of EVR’s financial assurance obligations depend on a number of factors, including remaining mine life of plans, progressive reclamation performed and changes in reclamation and closure cost estimates.

Reclamation and closure cost estimates can escalate because of new regulatory requirements, changes in site conditions or conditions in the receiving environment, or changes in analytical methods or scientific understanding of the impacts of various constituents in the environment. Since 2016, the B.C. government has been carrying out a review of its financial assurance requirements for reclamation and closure obligations. In April 2022, the B.C. government released an interim reclamation security policy for major mines. The interim policy and future changes are expected to result in an increase to EVR’s financial assurance requirements over time, for both its ongoing operations and projects in B.C.

Changes to the form or amount of EVR’s financial assurance obligations in respect of reclamation and closure obligations could significantly increase its costs or limiting the availability of acceptable sources of financial assurance making the maintenance and development of existing or new mines less feasible. Increases in financial assurance requirements could severely impact EVR’s credit capacity and its ability to raise capital for other projects or acquisitions. EVR may be unable to obtain letters of credit or surety bonds to satisfy these requirements, in which case it may be required to deposit cash as financial assurance. If EVR is unable to satisfy these requirements, it may face loss of permits, fines and other material and negative consequences.

Although immediately following the Separation EVR will make provisions for its reclamation and closure obligations, there can be no assurance that these provisions will be sufficient for future costs. Any underestimated or unanticipated reclamation costs could materially affect EVR’s business, operations and financial condition. Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of EVR’s operations, which could result in a material adverse effect on its operations and therefore its profitability.

EVR could be subject to legal proceedings, the outcome of which may affect its business.

The nature of EVR’s business will subject it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of business. The results of these legal proceedings cannot be predicted with certainty and the costs of these legal proceedings can be significant.

Additionally, although largely unsuccessful to date, natural resource issuers are facing a significant increase in climate change related litigation. There can be no assurances that these matters will not have a material adverse effect on EVR’s reputation, its support by various stakeholders, its ability to secure permits, the market price of EVR’s shares, or on its operations, business or financial condition generally.

Volatility in commodity markets and financial markets may cause the market price of EVR’s shares to fluctuate significantly.

The market price of EVR’s shares may fluctuate significantly in response to a number of factors, including, without limitation, variations in operating results; changes in market conditions; announcements by EVR of strategic developments, acquisitions and other material events; speculation about EVR in the press or investment community; changes in market valuation of similar companies; developments in the mining business generally; activism; widespread adoption of investment policies that seek to reduce investment in companies involved in certain carbon-intensive activities, such as coal; regulatory changes; and changes in political environments and changes in global financial markets generally. Any of these events could result in a material decline in the price of EVR’s shares. Many of these and other events and factors that impact the market price of EVR’s shares are beyond its control.

EVR’s Transition Capital Structure and bonding agreements contain financial and other covenants that may impose restrictions on its business and, if breached by EVR, may require it to refinance existing debt obligations prior to their scheduled maturity.

EVR’s Transition Capital Structure and credit facilities contain financial and other covenants, including restrictive covenants. If EVR breaches covenants contained in its credit facilities, it may be required to replace or cash collateralize letters of credit, cash collateralize surety bonds or repay or refinance existing debt obligations prior to their scheduled maturity, and EVR’s ability to do so may be restricted or limited by the prevailing conditions in the capital markets, interest rates, available liquidity and other factors. In addition, EVR’s ability to borrow or request letters of credit under its credit facilities is subject to compliance with certain covenants, and the making of certain representations and warranties at the time of a borrowing request. See “Pro Forma Consolidated Capitalization — Bank Credit Facilities” for further information regarding, and a further discussion of the covenants in, EVR’s financing arrangements.

Future funding requirements may affect EVR’s business and EVR may not have access to credit in the future.

Future investments, including development projects, acquisitions and other investments, may require significant capital expenditures. EVR’s operating cash flow may not be sufficient to meet all of these expenditures depending on the timing and costs of development. The Transition Capital Structure and EVR’s credit facilities place significant restrictions on EVR’s ability to incur indebtedness, and EVR will pay a large portion of its Free Cash Flow to the Transition Capital Structure and thereby will have limited opportunity to build cash reserves to fund future investments. As a result, new sources of capital may be needed to fund acquisitions or these investments and EVR may not be able to access certain sources of capital. Additional sources of capital may also not be available when required or on acceptable terms and, as a result, EVR may be unable to grow its business, finance its projects, take advantage of business opportunities, fund its ongoing business activities, respond to competitive pressure, retire, service or refinance debt it might have outstanding from time to time.

Investor or general societal pressures may limit the appetite of certain institutions to lend to companies in carbon-intensive industries, or industries with a track record of social and environmental controversy, despite EVR’s efforts to adhere to leading industry practices regarding social and environmental matters. This trend appears to be accelerating. In the event that financial institutions party to EVR’s credit facilities do not wish to renew those facilities, EVR may not be able to find alternative letter of credit or surety support and may be required to accelerate contributions to the Environmental Stewardship Trust or deposit significant cash collateral with regulators, which will reduce the funds available to make Transition Capital Structure payments or be available for returns to holders of EVR Common Shares.

EVR may be adversely affected by currency fluctuations.

EVR’s operating results and cash flow will be affected by changes in currency exchange rates relative to the currencies of other countries. Exchange rate movements can have a significant impact on results, as a significant portion of EVR’s operating costs are incurred in Canadian dollars and almost all of its revenues are earned in U.S. dollars. To the extent that EVR enters into foreign exchange or other hedging arrangements from time to time to reduce exposure to currency fluctuations, EVR is exposed to the risk of default by the counterparties to those contracts, which could have a material adverse effect on its business.

From time to time, EVR may undertake currency hedging activities in specific circumstances in accordance with the Investment Covenant Agreement, including to hedge or mitigate the currency risk associated with the calculation and payment of the EVR Royalty, which is payable in Canadian dollars. There can be no assurance that EVR will enter into these currency hedging activities or that these currency hedging activities will not cause EVR to experience less favourable economic outcomes than it would have experienced if it did not engage in such activities.

EVR faces competition in product markets and from other natural resource companies.

The mining industry in general is intensely competitive. EVR must sell steelmaking coal at prices determined by world markets over which it has no influence or control. EVR’s competitive position is determined by its costs in comparison to those of other producers in the world. If EVR’s costs increase for any reason, including, due to its locations, climate change impacts, inflation, COVID-19 impacts, changes in coal deposits, foreign exchange rates, government policy changes, permitting costs or EVR’s operating and management skills, EVR’s profitability may be affected. EVR has to compete with larger companies that have greater assets and financial and human resources than it, and that may be able to sustain larger losses.

EVR also competes with other natural resource companies to hire and retain skilled employees, and obtain specialized equipment, components and supplies to develop its projects or operate its mines. Competition in these areas could result in significant delays or increased costs to EVR in the development of its projects or the operation of its mines.

Fluctuations in the price and availability of consumed commodities affect EVR’s costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, preparation and transporting steelmaking coal, such as diesel, fluctuate and these fluctuations affect the costs of production at EVR’s various operations. Costs of these inputs continue to increase due to inflation and other pressures. Any increase or fluctuations in such prices may have a material adverse impact on EVR’s operating costs or on the timing and costs of various projects.

EVR’s operations depend on information technology systems, which may be disrupted or may not operate as desired.

EVR will rely on information technology systems and networks in its operations. This reliance is increasing as EVR’s operations continue to incorporate more advanced technology in their operations. EVR’s information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, security breaches, cybersecurity attacks, computer viruses, malicious software, natural disasters, human errors or defects in software or hardware systems. EVR’s system and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient in the future and such disruption, damage or failure could result in, among other things, production downtime, operational delays, theft of information or funds, destruction or corruption of data, damage to reputation, environmental or physical damage to EVR’s operations or surrounding areas, or legal or regulatory consequences, any of which could have a material adverse effect on EVR’s financial condition, operations, production, sales and business. EVR could also be adversely affected in a similar manner by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into its operations.

EVR’s systems may be targeted for cyberattack or other information technology security events.

As technologies evolve and cybersecurity attacks become more sophisticated, EVR may incur significant costs to upgrade or enhance its security measures to mitigate potential harm. EVR will invest in increasing its cybersecurity capability in line with its other technology investments and changes in the risk landscape. Despite this investment, EVR’s security systems and procedures may be inadequate and it may be impacted by a cyber event resulting in, among other things, production downtime, destruction or corruption of data, reputational damage, physical damage to EVR’s operations, theft of information or funds, environmental impact, or legal and regulatory consequences.

In addition to risks EVR faces from cybersecurity incidents directed against its systems, EVR will also face risks from cybersecurity incidents impacting third-parties, including but not limited to contractors, consultants and suppliers directly or indirectly involved in its business and operations. EVR is vulnerable to damage and interruptions from incidents involving these third-parties, and is exposed to consequences that could have a material adverse effect on EVR’s financial condition, operations, production, sales and business.

EVR may face market access restrictions or tariffs.

Access to EVR’s markets may be subject to ongoing interruptions or trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. EVR’s products may also be subject to tariffs that do not apply to producers based in other countries. The Chinese government has from time to time placed restrictions on imports of steelmaking coal. Restrictions imposed by the Chinese government on the import of Australian coal in late 2020 have had a major impact on global steelmaking coal markets and, although China appears to be starting to lift these restrictions and while we do not currently expect increased coal trade between China and Australia to have a material impact on steelmaking coal prices, there may in fact be significant further impacts as and when those restrictions are lifted. Under the Free Trade Agreement between Australia and India, Australian coal imports into India are tariff exempt since December 2022 while Canadian coal imports are subject to a tariff.

Other than the foregoing, there are currently no significant trade barriers existing or impending of which EVR is aware that do, or could, materially affect its access to certain markets; however, there can be no assurance that EVR’s access to these markets will not be restricted in the future, or that tariffs or similar measures will not impair the competitiveness of its products.

EVR could be subject to labour unrest or other labour disturbances as a result of the failure of negotiations in respect of its collective agreements.

Approximately 2,600 of EVR’s employees (as of March 1, 2023) are employed under collective bargaining agreements. EVR could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of EVR’s collective agreements, which could, while ongoing, have a material adverse effect on EVR’s business. See “General — Employees” for a description of EVR’s regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at its operations.

EVR may not be able to hire enough skilled employees to support its operations.

EVR competes with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour-intensive and EVR’s success depends to a significant extent on its ability to attract, hire, train and retain qualified employees, including its ability to attract employees with needed skills in the geographic areas in which EVR operates. EVR faces competition for limited candidates in many trades and professions, and may see current employees leave to pursue other opportunities. EVR could experience increases in its recruiting and training costs, and decreases in its operating efficiency, productivity and profit margins if EVR is not able to attract, hire and retain a sufficient number of skilled employees to support its operations. The impact of COVID-19 could also result in labour or employee shortages if employees fall ill or are required to self-isolate.

EVR’s reserve and resource estimates may prove to be incorrect.

Disclosed reserve and mine life estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. EVR estimates and reports its mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

EVR discloses both mineral reserves and mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

In general, EVR’s reserves and resources have been estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of its operations. These individuals are not “independent” for purposes of applicable securities legislation.

The reserve and resource figures included in this Appendix “J” are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, production costs, long-term commodity prices, exchange rates, inflation rates, capital costs, and applicable taxes and royalties. As a result, changes in estimates or inaccuracy of estimates may affect EVR’s reserves and resources. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material.

Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that implied by EVR’s estimates, or should regulatory standards or enforcement change, then the proposed mining plan may have to be altered in a way that could affect the tonnage of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that EVR’s projects or operations will be economically viable, that the indicated amount of coal will be recovered, or that they can be recovered profitably at the prices assumed for purposes of estimating reserves.

The depletion of EVR’s mineral reserves may not be offset by expansions into future areas.

EVR must continually replace reserves depleted by production to maintain production levels over the long term. This is done by expanding known reserves or by locating or acquiring access to new coal deposits.

EVR has extensive coal properties and resources that are undeveloped. Authorization from federal or provincial governments, amongst others, may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation or other restrictions. Accordingly, there is no assurance that EVR will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect the ability of EVR to continue its business or to make distributions to EVR common shareholders. Further, significant costs are incurred to establish mineral reserves and to construct mining and processing facilities. Development of future reserves is subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights, and availability of funding, among other things. Accordingly, there can be no assurances that EVR will be able to establish and mine new reserves to replace or expand current reserves in a timely manner.

Indigenous Peoples’ claims and rights to consultation and accommodation may affect EVR’s existing operations, as well as future expansions.

The Government of British Columbia and the Canadian federal government have introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples, which legislation requires further legislative changes to ensure that other acts are consistent with the Declaration. See “Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on EVR’s operations and projects” for more information. EVR aims to achieve free, prior and informed consent from Indigenous Peoples and understands that in order to respect their rights, this may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect EVR’s ability to acquire within a reasonable time frame effective mineral titles or environmental permits and may affect the timetable and costs of development of mineral properties or expansion of existing operations. The recognition of Indigenous Peoples’ rights and the potential liability of private parties in respect of the infringement of those rights is evolving in Canada. These legal requirements and the risk of Indigenous Peoples’ opposition may increase EVR’s operating costs and affect its ability to expand or transfer existing operations or to develop new projects.

Although Teck believes the EVR carve-out financial statements are prepared with reasonable safeguards to ensure reliability, Teck cannot provide absolute assurance.

Teck prepared the EVR financial reports in accordance with accounting policies and methods prescribed by IFRS. ln the preparation of financial reports, management of Teck relied upon assumptions, made estimates or used their best judgment in determining the financial condition of EVR. Significant accounting policies are described in more detail in the notes to EVR’s carve-out consolidated financial statements for the year ended December 31, 2022. ln order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, Teck has implemented and continues to analyze its internal control systems for financial reporting. Although Teck believes its EVR financial reporting and carve-out financial statements are prepared with reasonable safeguards to ensure reliability, Teck cannot provide absolute assurance in that regard.

EVR’s insurance may not provide adequate coverage.

EVR will maintain large self-insured retentions and will insure against most risks up to reasonably high limits through captive insurance companies. EVR’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to certain hazards, and large losses within EVR’s captive insurer could have an effect on its consolidated financial position. EVR may elect not to maintain insurance for certain risks due to the high premiums associated with insuring those risks and for various other reasons. In other cases, insurance against certain risks, including certain liabilities for environmental pollution, may not be available to EVR or to other companies within the industry. Insurance availability at any time is driven by a number of factors, and availability will be further pressured by the announced intentions of certain providers to restrict underwriting of certain industries, assets or projects. In addition, EVR’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on EVR’s business, operations or financial position.

EVR’s pension and other post-retirement liabilities and the assets available to fund them could change materially.

EVR will have substantial assets in defined benefit pension plans, which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations, depending upon market conditions, and EVR will be responsible for funding any shortfall of pension assets compared to its pension obligations under these plans.

EVR will also have certain obligations to employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

EVR’s liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time, and the effect of these changes can be material.

EVR may be adversely affected by interest rate changes.

Global economies are currently experiencing high levels of inflation. In response to inflation, governments have and may continue to raise interest rates. EVR’s exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. EVR will incur indebtedness that bears interest at fixed and floating rates, and may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that EVR interest rates will not continue to increase, perhaps materially, and if they do they may have a material adverse effect on EVR’s operations, business and financial position. In addition, EVR’s potential use of interest rate swaps could expose it to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on EVR’s operations, business and financial position.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL

TRANSACTIONS

None of the proposed directors or executive officers of EVR or any person or company that is the owner of, or who exercises control or direction of, directly or indirectly, more than 10% of EVR Common Shares, of which there are none that EVR or Teck are aware, or any associate or affiliate of any of the foregoing persons, in each case, on a pro forma basis as at the Separation Effective Time has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect EVR.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is EVR’s independent auditor and such firm has issued an independent auditor’s report dated March 17, 2023 with respect to the EVR combined carve-out financial statements for the fiscal years ended December 31, 2022, 2021 and 2020 and the EVR financial statements for the period from incorporation on July 20, 2022 to December 31, 2022. PricewaterhouseCoopers LLP report that they are independent with respect to EVR within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

Scientific and technical information in this Information Circular regarding our coal properties was reviewed and approved by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and each a Qualified Person under NI 43-101.

AUDITORS

The auditors of EVR are PricewaterhouseCoopers LLP, PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver BC V6C 3S7.

TRANSFER AGENT AND REGISTRAR

The TSX Trust Company is the transfer agent and registrar for the EVR Common Shares and maintains registers in Vancouver, British Columbia.

MATERIAL CONTRACTS

The only contracts entered into by EVR that are material to EVR, still in effect and not entered into in the ordinary course of business, or to which EVR will become a party on or prior to the Separation Effective Date, are as follows:

(a)	Separation Agreement. See “The Separation — The Separation Agreement and other Arrangements” in this Information Circular for particulars of the Separation Agreement;
(b)

EVR Royalty Agreement. See “The Separation – Information Concerning EVR Pro Forma the Separation – Share Capital – EVR Royalty Agreement” in this Information Circular for particulars of the EVR Royalty Agreement;

(c)

Investment Covenant Agreement. See “Information Concerning EVR Pro Forma the Separation – Share Capital –Investment Covenant Agreement” in this Information Circular for particulars of the Investment Covenant Agreement; and

(d)	NSC Investor Rights Agreement. See “The Separation – Information Concerning EVR Pro Forma the Separation” in this Information Circular for particulars of the NSC Investor Rights Agreement.

After the Separation Effective Date, these agreements may be inspected at the registered office of EVR at 550 Burrard Street, Vancouver, British Columbia, V6C 0B3 during normal business hours and will be made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar under EVR’s profile.

CURRENT TECHNICAL REPORTS

The following table sets out the title, date and author(s) of the current technical reports for each of these properties.

Property	Title, Date and Author of Report
Elkview	NI 43-101 Technical Report on Elkview Coal Operation; December 31, 2022; Esaias (Bert) Schalekamp, Adam Bondi, Arran McAllister, Fiona Francis
Fording River	NI 43-101 Technical Report on Fording River Coal Operation; December 31, 2022; Peter Leriche, Paul Michaud, Jacqueline Pye
Greenhills	NI 43-101 Technical Report on Greenhills Coal Operation; December 31, 2022; Alison Seward, Courtney Seeger, Tyler Nahirniak, Pierre Royer, Blaine Beranek

SCHEDULE “A”

EVR AUDIT COMMITTEE MANDATE

A. GENERAL

1.	Purpose

The Audit Committee (the “Committee”) is established by the Board of Directors (the “Board”) of Elk Valley Resources Ltd. (“EVR”) to:

(i) provide an open avenue of communication between EVR’s management, external auditors and advisors, internal auditors, and the Board;

(ii) assist the Board in its oversight of the:

(a)	integrity, adequacy and timeliness of EVR’s financial reporting and disclosure practices;

(b)	processes for identifying EVR’s principal financial risks and reviewing EVR’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

(c)	compliance with legal and regulatory requirements related to financial reporting;

(d)	accounting principles, policies and procedures used by management in determining significant estimates;

(e)	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures;

(f)	mechanisms for employees to report concerns about accounting policies and financial reporting;

(g)	engagement, independence and performance of EVR’s external and internal auditors and any other advisors; and

(h)

internal audit mandate, internal audit plans, audits and assessments of Internal Control over Financial Reporting, and results of internal audits and compliance audits performed by the internal auditors;

(iii) assist the Board in fulfilling its responsibilities to oversee matters related to the review and disclosure of mineral reserves and resources (“Reserves and Resources Matters”);

(iv) assist the Board in fulfilling its responsibilities to oversee and monitor the management and governance of EVR’s various pension plans (“Pension Matters”); and

(v) perform any other activities consistent with this Charter, EVR’s by-laws and applicable laws as the Committee or Board deems necessary or appropriate.

2.	Responsibilities

The Committee’s role is one of oversight and it is to act in an advisory capacity to the Board.

Management is responsible for preparing EVR’s financial statements and other financial information, for the fair presentation of the information set forth in the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) (which, for EVR, are the International Financial Reporting Standards), for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. The external financial auditor’s responsibility is to audit EVR’s financial statements and provide an opinion, based on their audit conducted in accordance with GAAP, that the financial statements present fairly, in all material respects, EVR’s financial position, results of operations and cash flows in accordance with GAAP.

In accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (United States) (“SOX”), the external auditors are also responsible for providing an opinion on the effectiveness of EVR’s internal controls over financial reporting.

The Committee is responsible for recommending to the Board for recommendation to EVR’s shareholders the appointment of the external auditor and for approving the external auditor’s remuneration. The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of EVR’s shareholders. The Committee is responsible for the evaluation and oversight of the work of the external auditor and the resolution of any disagreements between management and the external auditor regarding financial reporting. It is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

With respect to Reserves and Resources Matters, management is responsible for the timely estimation and disclosure of mineral reserves and mineral resources and any changes thereto. The Committee is responsible for overseeing the activities of the senior management personnel responsible for Reserves and Resources Matters.

With respect to Pension Matters, management is responsible for the day-to-day administrative and sponsorship responsibilities with respect to Pension Matters. The Committee is responsible for overseeing the activities of the pension committee and the senior management personnel responsible for Pension Matters.

B.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO FINANCIAL REPORTING AND RELATED MATTERS

In performing its oversight responsibilities, the Committee shall:

1.	Review the appointments of EVR’s chief financial officer (“CFO”) and any other key financial executives involved in the financial reporting process.

2.

Review with management, the external auditor, and the chief audit executive the adequacy and effectiveness of EVR’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under applicable securities legislation and SOX.

3.

Review EVR’s process for the Chief Executive Officer and CFO certifications required by applicable securities regulations with respect to EVR’s financial statements, disclosure and internal controls, including any significant changes or deficiencies in such controls.

4.

Review with management and the external auditor the annual audited financial statements and management’s discussion and analysis and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

5.

Review with management and the external auditor the unaudited quarterly financial statements, associated management’s discussion and analysis and interim earnings news releases and approve them on behalf of the Board, prior to their release and/or filing with the applicable regulatory agencies.

6.

As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of such documents as may be referred to the Committee by management’s Disclosure Committee based on the level of materiality of the information or concerns previously expressed by the Committee related to the subject matter of the information. Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not necessarily include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions. Where practicable, the Committee will be given at least two business days to review and provide comments on such news releases and reporting documents and management will provide notice to the Committee as soon as possible that their review will be required.

7.

Ensure that adequate procedures are in place for the review of EVR’s public disclosure of financial information extracted or derived from EVR’s financial statements, other than the disclosure documents referred to above, and periodically assess the adequacy of these procedures.

8.

Review EVR’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

9.

Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by EVR, including consideration of the external auditor’s judgments about the quality and appropriateness of EVR’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

10.	Review with management, the external auditor, and the internal auditors significant related party transactions and potential conflicts of interest.

11.	Review with management EVR’s tax policy and material developments in EVR’s tax affairs.

12.

Review with management EVR’s privacy and cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of EVR’s information systems and data, including crisis management and business continuity plans.

13.

Assist the Board with its recommendations to shareholders, in particular by assisting with the recommendations of (a) the external auditor to be nominated to examine EVR’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attestation services for EVR, and (b) the compensation of the external auditor.

14.	Approve all audit engagement terms and fees.

15.

Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

16.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

17.

Monitor the independence of the external auditor by reviewing all relationships between EVR’s external auditor and all audit, non-audit and assurance work performed for EVR by the external auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.

18.

Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chair or another member of the Committee appointed by the Chair where the fee does not exceed $50,000. The Committee will review a summary of all audit, non-audit and assurance work performed for EVR by the independent auditor at least twice per year.

19.	Review and approve hiring policies regarding partners, employees or former partners and employees of the present or former external auditor of EVR, including:

(a)	the appointment of any employee or former employee of the present or former external auditor to a senior financial management position with EVR; and

(b)

management’s reports of the profiles of all individuals hired during the past year who were employed by the present or former external auditor at any time during the two years prior to being hired by EVR.

20.	Review and evaluate the qualifications and performance of the external auditor annually. In conducting its review and evaluation, the Committee should:

(a)

obtain and review any report by the external auditor describing any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation with respect to the firm by professional or regulatory authorities, and any steps taken to deal with any such issues;

(b)	review and evaluate the performance of the lead audit partners and the engagement team as a whole; and

(c)	take into account the opinions of management, the internal auditors (or other personnel involved with the annual audit and quarterly reviews) and Committee members.

21.	Review and approve the internal auditors’:

(a)	mandate, authority and organizational reporting lines;

(b)	annual and longer term internal audit plans, budgets and staffing;

(c)	performance; and

(d)	the appointment, reassignment, or replacement of the chief audit executive.

This review will include discussions with the chief audit executive without the presence of management or the external auditor.

22.	Review EVR’s procedures and establish procedures for the Committee for the:

(e)	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure and auditing matters; and

(f)	confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of EVR’s Code of Ethics or associated policies.

23.	Review material treasury matters, including liquidity management, the adequacy of EVR’s bank lines of credit, guidelines for the investment of cash and other short term investments.

24.

Review with senior financial management, the external auditor, the chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, controls compliance audits, risk-based reviews, and any problems or difficulties encountered during the audits.

C.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO RESERVES AND RESOURCES MATTERS

In assisting the Board in fulfilling its responsibilities with respect to Reserves and Resources Matters, the Committee shall:

1.	Oversee the activities of, and periodically receive reports from, the members of management responsible for reserve and resource estimation and reporting.

2.	Review regulatory requirements regarding the estimation of mineral reserves and resources and any changes thereto.

3.	Recommend to the Board the approval of appropriate policies and practices of EVR in the estimation and reporting of mineral reserves and resources data and in connection therewith:

a)	consider the adequacy of such procedures;

b)	review compliance with applicable regulations and policies; and

c)	make appropriate reports and recommendations to the Board concerning the disclosure of EVR’s reserves and resources.

4.	Review EVR’s procedures relating to the preparation and disclosure of reserve and resource estimates.

5.

Annually review and approve the qualifications of persons acting as “Qualified Persons” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects in respect of EVR’s mineral reserve and resource reporting.

6.	Review EVR’s annual mineral reserve and resource estimates prior to public disclosure including:

a)	reviewing and approving the material economic and other assumptions supporting EVR’s reserve and resource estimates;

b)	reviewing any third party audits of reserve and resource estimates for material properties;

c)	reviewing any material changes to EVR’s mineral reserves and the disclosure related thereto; and

d)	making recommendations to the Board with respect to the content, filing and release of such disclosure, as applicable.

D.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO PENSION MATTERS

In assisting the Board in fulfilling its responsibilities with respect to the management and governance of EVR’s pension plans, the Committee shall:

1.	With respect to EVR’s role as plan sponsor:

(a)	review and oversee the implementation of the design of EVR’s pension plans, the coverage afforded by the plans and changes to the plans;

(b)	review the funding policies for EVR’s defined benefit plans and where appropriate, recommend the Board’s approval of these policies;

(c)	review the level of EVR’s contributions to its defined contribution plans and any proposed changes thereto and where appropriate recommend approval of such changes to the Board; and

(d)

review proposals for the wind-up or partial wind-up of any of EVR’s pension plans, having regard to any collective bargaining and regulatory requirements and making appropriate recommendations in respect thereof to the Board.

2.	With respect to EVR’s role as plan administrator:

(a)

oversee and monitor the authority delegated to management’s pension committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plan and all other requirements of law;

(b)

review compliance with minimum funding requirements (if any) prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports;

(c)	review and monitor the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof;

(d)

review and monitor the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the communication and educational materials provided to plan members; and

(e)

review and monitor the performance of the investment managers chosen by management for EVR’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.

E.	COMMITTEE COMPOSITION

1.	Member Qualifications

The Committee shall consist of at least three directors. All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with any applicable corporate, securities, or other legislation or any applicable rule, regulation, instrument, policy, guideline, or interpretation under such legislation and the requirements of the stock exchanges on which EVR’s securities trade, including National Instrument 52-110 – Audit Committees. Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes, which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by EVR’s consolidated financial statements.

At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with GAAP and shall otherwise qualify as an audit committee financial expert as required by SOX Section 407.

2.	Member Appointment and Removal

The members of the Committee shall be appointed annually by the Board at the time of each annual meeting of shareholders and shall hold office until the next annual meeting of shareholders or until they cease to be directors of EVR.

3.	Quorum

A quorum for the Committee shall be a majority of the members.

F.	PROCEDURES AND OTHER MATTERS

1.	Structure and Operations

The Board shall appoint a Chair of the Committee who, in consultation with the Committee members, shall determine the schedule and frequency of Committee meetings, provided that the Committee shall meet at least five times per year. The Committee may invite any person to attend meetings to assist in the discussion of the matters under consideration by the Committee. Decisions at meetings of the Committee will be made by simple majority vote and the Chair shall not have a casting vote. The Committee may also take action evidenced by a written consent resolution signed by all members of the Committee, which resolution may be signed in counterparts.

2.	In-Camera Meetings

In performing its oversight responsibilities in respect of the financial reporting and related matters and Pension Matters, the Committee shall meet separately with the CFO, other senior financial management requested by the Committee, the external auditor, and the chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.

In performing its oversight responsibilities in respect of the Reserves and Resources Matters, the Committee shall, at a minimum, meet with the Technical Director, Reserve Evaluation, or other “Qualified Persons” as defined under applicable securities laws, prior to the public disclosure of the annual mineral reserves and resources estimates.

3.	Litigation and Ethics Matters

On a quarterly basis, EVR’s general counsel and the chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on EVR’s financial results or disclosure and any real or suspected incidents of fraud, theft or violations of EVR’s Code of Ethics or associated policies that have been reported to management or to the internal audit department. The Committee shall review any such reports or similar reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.

4.	Management Committee Minutes

Copies of the minutes of meetings of management’s Disclosure Committee and pension committee shall be provided to the Committee upon their request.

5.	Investigations and Advisors

The Committee shall conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants, auditors or other advisors to assist it in the conduct of any investigation or otherwise to assist it in the discharge of its duties, at the expense of EVR, (b) set and pay the compensation of and engagement terms for any such advisors retained by it, and (c) communicate directly with the internal and external auditors and advisors.

6.	Manner of Reporting to the Board

The Committee shall fix its own procedures, keep records of its proceedings, and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The Board shall be promptly advised of any decisions taken by the Committee, and minutes of any Committee meeting will be provided to the Board.

7.	Review of the Charter

The Committee shall annually assess the adequacy of this Charter and recommend any changes to the Board for approval, taking into account any applicable legislative and regulatory requirements and best practice guidelines.

8.	Annual Review and Assessment

The Committee’s performance, including its compliance with this Charter, shall be evaluated annually in accordance with a process approved by the Board and the results of that evaluation shall be reported to the Committee and to the Board.

9.	Committee Reports

(a)	Advise the Board, either orally or in writing, of any:

i.	accounting, disclosure or finance related matters that the Committee believes have or could have a material effect on the financial condition or affairs of EVR;

ii.	Reserves and Resources Matters that the Committees believes have or could have a material effect on the reserves and/or resources and financial condition or affairs of EVR;

iii.	Pension Matters that the Committee believes have or could have a material effect on the financial condition or affairs of EVR and/or any of its pension plans; and

iv.	make appropriate recommendations to the Board in respect of any matters requiring Board approval.

(b)	The Chair of the Committee shall prepare or cause to be prepared an audit committee report to be included in EVR’s annual management proxy circular, which report shall be approved by the Committee.

SCHEDULE “B”

EVR BOARD OF DIRECTORS MANDATE

It is the responsibility of the Board of Directors (the “Board”) of Elk Valley Resources Ltd. (“EVR”) to oversee the management of EVR’s business and affairs. The management of day-to-day operations is delegated to EVR’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of EVR; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A.	RESPONSIBILITIES

To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:

1.	Providing Guidance, Direction, and Governance

(a)

ensuring that professional, technical and financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

(b)

ensuring that professional, technical and financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;

(d)	providing guidance and direction to Management in pursuit of EVR’s goals and strategic plans;

(e)	setting the tone for a culture of integrity and sound business decisions throughout EVR;

2.	Appointing and Evaluating Management, Compensation and Succession Planning

(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;

(b)	ensuring that appropriate succession planning, training, development, and monitoring is in place for Management generally;

(c)	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;

(d)

with the advice of the EVR Compensation & Talent Committee, approving the compensation of the Management team and approving an appropriate compensation program for EVR’s personnel, including approval of any equity grants under EVR’s long-term incentive programs;

3.	Strategic Planning and Risk Management

(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, the opportunities and risks of the business;

(b)	identifying and assessing the principal risks to EVR’s business and ensuring the implementation of a risk management program to actively identify, assess, manage, mitigate, and monitor key risks;

4.	Ethics and Social Responsibility

(a)	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout EVR;

(b)	approving EVR’s Code of Ethics (the “Code”) and monitoring compliance with the Code and the resolution of complaints related to the Code;

(c)	approving EVR’s Anti-Bribery and Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;

(d)	approving EVR’s major policies and practices relating to social responsibility;

5.	Disclosure and Financial Reporting

(a)

approving EVR’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;

(b)	adopting a communication and continuous disclosure policy for EVR and monitoring its implementation;

(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of EVR’s internal controls, financial reporting and management information systems;

(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including, as appropriate, via direct engagement with investors and their representatives;

6.	Governance

(a)	developing EVR’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to EVR;

(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;

(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;

(d)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of EVR for all directors;

(e)

establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise; and

(f)

determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules, and making such disclosures as are required with respect to that determination.

B.	POLICIES

In carrying out its responsibilities, the Board will conform to the following policies:

7.	Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in EVR’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities of EVR may be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by EVR.

8.	Measures for Receiving Feedback from Security Holders

The Board will adopt a Shareholder Engagement Policy. EVR’s investor relations department is responsible for communications with investors. Investors have the opportunity to provide feedback to EVR via the investor relations department through email at EVR’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, EVR regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate EVR department for their response. Investor feedback is evaluated by the investor relations department and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports are reported quarterly to the Board.

9.	Expectations of Management

The day-to-day management of EVR and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain EVR’s operations efficiently and safely. The Board has adopted the Code which requires each staff employee to maintain the highest ethical standards of behaviour while conducting EVR’s business.

10.	Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of EVR’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on EVR’s operations, business and key issues.

APPENDIX K

EVR FINANCIAL STATEMENTS

Elk Valley Resources Ltd.

Financial Statements

For the period from incorporation on

July 20, 2022 to December 31, 2022

Independent auditor’s report

To the Shareholder of Elk Valley Resources Ltd.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Elk Valley Resources Ltd. (the Company) as at December 31, 2022, and its financial performance and its cash flows for the period from July 20, 2022 to December 31, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s financial statements comprise:

•	the statement of cash flow for the period from incorporation on July 20, 2022 to December 31, 2022;

•	the balance sheet as at December 31, 2022; and

•	the statement of changes in equity for the period from incorporation on July 20, 2022 to December 31, 2022;

•	the notes to the financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

March 17, 2023

Elk Valley Resources Ltd.

Statement of Cash Flow

(CAD$)	For the period from incorporation on July 20, 2022 to December 31, 2022
Financing activities
Share issued for cash	$1
1

Increase in cash	1
Cash at beginning of period	—
Cash at end of period	$1

Elk Valley Resources Ltd.

Balance Sheet

As at December 31, 2022

(CAD$)	December 31, 2022

ASSETS
Current assets
Cash	$1
Total Assets	$1

EQUITY
Share Capital (Note 4)	$1
Total Equity	$1

Subsequent event (Note 5)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors

/s/Nikola Uzelac

Director, Elk Valley Resources Ltd.

Elk Valley Resources Ltd.

Statement of Changes in Equity

(CAD$)	Number of Common Shares	Share Capital	Total Equity

Balance, Incorporation on July 20, 2022	—	$—	$—

Share issued on incorporation	1	1	1

Balance, December 31, 2022	1	$1	$1

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

As at and for the period from incorporation on July 20, 2022 to December 31, 2022

(CAD$, unless otherwise stated)

1.	Nature of Operations

Elk Valley Resources Ltd. (EVR, we, us, our or the Company) was incorporated under the Canada Business Corporations Act on July 20, 2022 as 14225708 Canada Inc. and amended its articles on January 13, 2023 to change its name to Elk Valley Resources Ltd. for the purpose of spinning out Teck Resources Limited’s (Teck) Steelmaking Coal Business, along with certain related assets, into a separate publicly traded company. EVR’s registered office is located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3. For the period from the date of incorporation to December 31, 2022, EVR did not conduct any business activities other than those required for its formation and matters contemplated by the Plan of Arrangement.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that EVR will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

The financial statements have been authorized for issue by the Board of Directors of Teck on March 16, 2023.

2.	Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis of Measurement

These financial statements have been prepared on a historical cost basis.

3.	Summary of Significant Accounting Policies

Functional and Presentation Currency

The functional and presentation currency of EVR is the Canadian dollar.

Financial Instruments

We recognize financial assets on the balance sheet when we become a party to the contractual provisions of the instrument. Cash is classified as financial assets subsequently measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet.

4.	Share Capital

Authorized

The following two classes of shares are authorized:

(i)	an unlimited number of EVR Common Shares; and
(ii)	an unlimited number of EVR Preference Shares

Issued and Outstanding

On November 2, 2022, EVR issued one Common Share to Teck at a price of $1. Common Shares carry the right to one vote per share.

5.	Subsequent Event

On February 18, 2023, Teck’s Board of Directors approved the reorganization of Teck’s business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd (EVR). The Separation is structured as a spin-off of Teck’s steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the Steelmaking Coal Business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the “Transition Capital Structure”), and issue EVR common shares to Teck. Teck Metals Corp. will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange its direct interest in the Greenhills operations, for EVR’s common shares and a percentage of the Transition Capital Structure. In connection with the Arrangement, NSC will increase its interest in the Transition Capital Structure by (i) subscribing for additional preferred shares of EVR with an aggregate redemption amount of approximately $435 million in exchange for cash (which cash EVR will immediately use to redeem a portion of the first preferred shares of EVR held by Teck, resulting in no change to EVR’s cash balance) and (ii) purchasing an additional interest in the royalty from Teck for $590 million cash.

Completion of the transaction is subject to a number of customary conditions and if applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.

APPENDIX L

EVR COMBINED CARVE-OUT FINANCIAL STATEMENTS AND MANAGEMENT’S

DISCUSSION AND ANALYSIS THEREON

Steelmaking Coal Operations
Combined Carve-Out Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teck Resources Limited

Opinion on the Financial Statements

We have audited the accompanying combined carve-out balance sheets of a group of steelmaking coal assets and operations of Teck Resources Limited (together, the Business) as of December 31, 2022, 2021, and 2020, and the related combined carve-out statements of comprehensive income (loss), changes in owner’s net investment, and cash flows for the years then ended, including the related notes (collectively referred to as the combined carve-out financial statements). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Business as of December 31, 2022, 2021, and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on the Business’ combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined carve-out financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the combined carve-out financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined carve-out financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined carve-out financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Test

As described in Notes 3, 4, and 13 to the combined carve-out financial statements, management performs its annual impairment test of its goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of goodwill as of December 31, 2022 was $702 million. An impairment loss exists if the carrying amount of the steelmaking coal operation’s group of cash generating units (the CGU), including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the CGU. The recoverable amount determined by management was approximately equal to the carrying value of the CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

flow model, which include steelmaking coal prices, reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and foreign exchange rates. The Business’ reserves and resources have been prepared by or under the supervision of qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the goodwill impairment test is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the CGU; (ii) management’s specialists were used to prepare the reserves and resources; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to steelmaking coal prices, reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and foreign exchange rates; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined carve-out financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for steelmaking coal prices and foreign exchange rates, and (ii) recent actual results, market data, and, when available, other third party information, for mine production, operating costs and capital expenditures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of reserves and resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Business’ relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 17, 2023

We have served as the Business’ auditor since 2022.

Steelmaking Coal Operations

Combined Carve-Out Statements of Comprehensive Income (Loss)

Years ended December 31

(CAD$ in millions)	2022	2021	2020
Revenue (Note 5)	$10,409	$6,247	$3,225
Cost of sales	(4,042)	(3,479)	(2,966)
Gross profit	6,367	2,768	259
Other operating income (expenses)
General and administration	(17)	(14)	(11)
Research and innovation	(30)	(46)	(23)
Other operating income (expense) (Note 7)	(281)	230	(110)
Profit from operations	6,039	2,938	115
Finance expense (Note 8)	(77)	(81)	(46)
Foreign exchange gain	35	—	11
Profit before taxes	5,997	2,857	80
Provision for income taxes (Note 16)	(2,052)	(1,014)	(94)
Profit (loss) for the year	$3,945	$1,843	$(14)

Profit (loss) attributable to:
The Steelmaking Coal Business	$3,866	$1,786	$(22)
Non-controlling interests	79	57	8
Profit (loss) for the year	$3,945	$1,843	$(14)

Other comprehensive income (loss) for the year
Item that will not be reclassified to profit (loss)
Remeasurement of retirement benefit plans (net of taxes of $(7), $(42), and $11)	$39	$65	$(19)
Total other comprehensive income (loss) for the year	39	65	(19)
Total comprehensive income (loss) for the year	$3,984	$1,908	$(33)

Total other comprehensive income (loss) attributable to:
The Steelmaking Coal Business	$39	$65	$(19)
Non-controlling interests	—	—	—
	$39	$65	$(19)

Total comprehensive income (loss) attributable to:
The Steelmaking Coal Business	$3,905	$1,851	$(41)
Non-controlling interests	79	57	8
	$3,984	$1,908	$(33)

The accompanying notes are an integral part of these combined carve-out financial statements.

Steelmaking Coal Operations

Combined Carve-Out Statements of Cash Flows

Years ended December 31

(CAD$ in millions)	2022	2021	2020
Operating Activities
Profit (loss) for the year	$3,945	$1,843	$(14)
Depreciation and amortization	962	870	714
Provision for income taxes	2,052	1,014	94
Finance expense	77	81	46
Foreign exchange gain	(35)	—	(11)
Decommissioning and restoration provisions settled	(26)	(18)	(7)
Income taxes paid	(658)	(299)	(4)
Retirement benefit, net	25	42	17
Other	(36)	(136)	(22)
Net change in non-cash working capital items	281	(382)	98
	6,587	3,015	911
Investing activities
Expenditures on property, plant and equipment	(550)	(916)	(981)
Capitalized production stripping costs	(617)	(369)	(302)
Other	(2)	1	10
	(1,169)	(1,284)	(1,273)
Financing activities
Net funding (to) by Owner	(3,254)	(1,575)	1,943
Repayment of lease liabilities	(76)	(68)	(76)
Interest and finance charges paid	(11)	(7)	(3)
Distributions to Owner	(2,005)	(72)	(1,501)
Distributions to non-controlling interests	(78)	(45)	(1)
Proceeds from other liabilities	30	56	—
Repayment of other liabilities	(19)	(19)	—
	(5,413)	(1,730)	362
Increase in cash	5	1	—
Cash at beginning of year	2	1	1
Cash at end of year	$7	$2	$1

Supplemental cash flow information (Note 9)

The accompanying notes are an integral part of these combined carve-out financial statements.

Steelmaking Coal Operations

Combined Carve-Out Balance Sheets

As at December 31

(CAD$ in millions)	2022	2021	2020
ASSETS
Current assets
Cash	$7	$2	$1
Current income taxes receivable	—	—	10
Trade and settlement receivables	328	649	210
Inventories (Note 10)	933	890	598
Prepaids and other current assets	45	29	23
	1,313	1,570	842
Financial and other assets (Note 11)	135	137	67
Property, plant and equipment (Note 12)	15,615	15,642	15,278
Goodwill (Note 13)	702	702	702
	$17,765	$18,051	$16,889

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Trade accounts payable and other liabilities (Note 14)	$855	$701	$654
Current portion of lease liabilities (Note 15)	56	50	47
	911	751	701
Lease liabilities (Note 15)	87	52	62
Deferred income tax liabilities (Note 16(b))	4,414	4,418	4,407
Retirement benefit liabilities (Note 17)	73	96	112
Provisions and other liabilities (Note 18)	1,147	1,621	1,464
	6,632	6,938	6,746
Owner’s net investment
Attributable to the Steelmaking Coal Business	11,046	11,027	10,069
Attributable to non-controlling interests (Note 19)	87	86	74
	11,133	11,113	10,143
	$17,765	$18,051	$16,889

Contingencies (Note 20)

Commitments (Note 21)

Subsequent event (Note 25)

The accompanying notes are an integral part of these combined carve-out financial statements.

Approved on behalf of the Board of Directors

/s/Una M. Power	/s/Tracey L. McVicar

Chair of the Audit Committee	Director

Steelmaking Coal Operations

Combined Carve-Out Statements of Changes in Owner’s Net Investment

Years ended December 31

(CAD$ in millions)	2022	2021	2020
Owner’s net investment attributable to the Steelmaking Coal Business
Beginning of year	$11,027	$10,069	$9,603
Profit (loss) for the year	3,866	1,786	(22)
Effect of notional income tax payments	1,405	736	57
Remeasurement of retirement benefit plans	39	65	(19)
Net funding (to) by Owner	(5,291)	(1,629)	450
End of year	$11,046	$11,027	$10,069

Accumulated other comprehensive income attributable to the Steelmaking Coal Business
Beginning of year	$—	$—	$—
Other comprehensive income (loss)	39	65	(19)
Less remeasurement of retirement benefit plans recorded in Owner’s net investment	(39)	(65)	19
End of year	$—	$—	$—

Non-controlling interests
Beginning of year	$86	$74	$67
Profit for the year attributable to non-controlling interests	79	57	8
Distribution to non-controlling interests	(78)	(45)	(1)
End of year	$87	$86	$74
Total Owner’s net investment	$11,133	$11,113	$10,143

The accompanying notes are an integral part of these combined carve-out financial statements.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

1.	Nature of Operations

These combined carve-out financial statements represent a group of steelmaking coal assets and operations of Teck Resources Limited (Teck, Owner, Parent, we, us or our) and reflect the combined carve-out balance sheets and combined carve-out statements of comprehensive income (loss), cash flows, and changes in Owner’s net investment of Coal Mountain operations, a 95% interest in the Elkview operations, Fording River operations, Line Creek operations, an 80% interest in the Greenhills operations, a 75% interest in the Elco property, Teck Coal Limited, 6069789 Canada Inc., and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune), together referred to as the Steelmaking Coal Business. The Steelmaking Coal Business is engaged in the mining and sale of steelmaking coal.

Teck is a Canadian corporation with a registered office at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

On February 18, 2023, Teck’s Board of Directors approved the reorganization of Teck’s business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR). The Separation is structured as a spin-off of Teck’s steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the Steelmaking Coal Business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the “Transition Capital Structure”), and issue EVR common shares to Teck. Teck Metals Corp. will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange its direct interest in the Greenhills operations, for EVR’s common shares and a percentage of the Transition Capital Structure. In connection with the Arrangement, NSC will increase its interest in the Transition Capital Structure by (i) subscribing for additional preferred shares of EVR with an aggregate redemption amount of approximately $435 million in exchange for cash (which cash EVR will immediately use to redeem a portion of the first preferred shares of EVR held by Teck, resulting in no change to EVR’s cash balance) and (ii) purchasing an additional interest in the royalty from Teck for $590 million cash. Completion of the transaction is subject to a number of customary conditions and if applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.

2.	Basis of Preparation and New IFRS Pronouncements

a)	Basis of Preparation

These combined carve-out financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors of Teck on March 16, 2023.

The combined carve-out financial statements are prepared on a going concern basis. The combined carve-out financial statements reflect the historical results of the Steelmaking Coal Business, which has been operated as a part of Teck as a whole. In preparing the combined carve-out financial statements in accordance with IFRS, management has made estimates and assumptions that may differ significantly from actual results had the Steelmaking Coal Business historically been operated as a separate company.

b)	New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective at the date of these financial statements are listed below.

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

As at December 31, 2022, we have completed an analysis of these amendments and have determined that there will be no effect on our financial results on adoption of the amendments.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

2.	Basis of Preparation and New IFRS Pronouncements (continued)

temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented.

These amendments do not have an effect on our financial statements, as we currently follow the accounting treatment proposed by the amendments. Therefore, we have early-adopted these amendments on January 1, 2022.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these combined carve-out financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

These combined carve-out financial statements reflect the historical results of the Steelmaking Coal Business, which Teck consolidated in its financial statements. For operations that we control but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the combined carve-out balance sheets and combined carve-out statements of comprehensive income (loss). These combined carve-out financial statements are not necessarily indicative of results that would have been realized if the Steelmaking Coal Business had been operated separately as a stand-alone business during the years presented, nor will they necessarily be indicative of future results of the Steelmaking Coal Business.

The combined carve-out financial statements were compiled from the legal entity, Teck Coal Partnership, which holds Coal Mountain operations, a 95% interest in the Elkview operations, Fording River operations, Line Creek operations, an 80% interest in the Greenhills operations, a 75% interest in the Elco property, Teck Coal Limited, 6069789 Canada Inc., and a 46% interest in Neptune. The Steelmaking Coal Business accounts for its interest in the Greenhills operations by recording its share of the respective assets, liabilities, revenue, expenses and cash flows. Due to our contractual arrangements, the coal port loading facility assets and related liabilities of Neptune used specifically by the Steelmaking Coal Business are included in its assets and liabilities. The remaining interest in the shared assets and liabilities of Neptune is recorded as an investment in associate and the Steelmaking Coal Business accounts for its interest using the equity method. All inter-entity balances, transactions, revenue and expenses within the Steelmaking Coal Business have been eliminated. The equity accounts of the entities in the Steelmaking Coal Business, including accumulated other comprehensive income (loss) and retained earnings, are presented in the Owner’s net investment account in the combined carve-out balance sheet.

Corporate costs such as legal, finance, share based compensation, and information services reside in the Steelmaking Coal Business’ entities through Teck’s annual corporate cost allocation methodology. Where amounts attributable to the Steelmaking Coal Business did not reside within a legal entity in the Steelmaking Coal Business, amounts were carved-out from Teck and attributed to the Steelmaking Coal Business through the identification of specific transactions and amounts that are attributable to the Steelmaking Coal Business. Non-income tax payable/refundable amounts (such as GST, PST, carbon taxes, etc.) are considered corporate amounts and were not allocated to the Steelmaking Coal Business. We did not partially allocate any assets or liabilities.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Investments in Associates

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate’s net assets, such as further investments or dividends.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate.

Foreign Currency Translation

The functional currency of each of the Steelmaking Coal Business’ entities is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

3.	Summary of Significant Accounting Policies (continued)

The functional currency of each of the entities within the Steelmaking Coal Business is the Canadian dollar, which is also the presentation currency of these combined carve-out financial statements.

Revenue

Revenue consists of sales of steelmaking coal. Performance obligations relate to the delivery of steelmaking coal to customers, with each separate shipment representing a separate performance obligation. Revenue is recognized at the point in time when the customer obtains control of the product. Control is achieved when the product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of steelmaking coal and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Steelmaking coal sales are invoiced based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument. Cash, trade and settlement receivables and long-term receivables are classified as financial assets subsequently measured at amortized cost. Financial liabilities, such as trade accounts payable and other liabilities are classified as financial liabilities subsequently measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet.

Trade receivables relate to amounts owing from sales under spot pricing contracts for steelmaking coal. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables arise from average pricing steelmaking coal contracts, where amounts receivable vary based on steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

For trade receivables, we apply the simplified approach to determining expected credit loss, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Inventories

Finished products, work in process and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes raw coal in the waste stripping process at mining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

3.	Summary of Significant Accounting Policies (continued)

capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of the net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold or consumed is reversed.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively. Buildings and equipment not used for production are depreciated over a straight-line basis, with useful lives between 1 and 42 years.

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the coal, when the component of the pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-coal stripping ratio in a period is greater than the expected life-of-component waste-to-coal stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Construction in progress

Assets in the course of development are capitalized as construction in progress within property, plant and equipment. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

3.	Summary of Significant Accounting Policies (continued)

We suspend the capitalization of borrowing costs when we suspend the active development of a qualifying asset for an extended period. Capitalization recommences when active development resumes. We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future steelmaking coal prices, reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in comprehensive income (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to the priority access to Kamloops Auxiliary Track owned by Canadian Pacific Railway Company, which the Steelmaking Coal Business had funded the design and construction of. Development costs for internally generated intangible assets are capitalized when the product or process is clearly defined, the technical feasibility and usefulness of the asset has been established, we are committed and have the resources to complete the project and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated depreciation and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining internally generated intangible assets, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of finite life intangible assets are approximately 4 years.

Goodwill

We allocate goodwill arising from business combinations to each CGU that is expected to receive the benefits from the business combination. The carrying amount of the CGU to which goodwill have been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

3.	Summary of Significant Accounting Policies (continued)

contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and whether we have the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease liabilities include the net present value of lease payments, which are comprised of:

•	Fixed payments, including in-substance fixed payments, less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable under a residual value guarantee

•	Exercise prices of purchase options if we are reasonably certain to exercise that option

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to comprehensive income (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to comprehensive income (loss) on a straight-line basis over the lease term.

Income Taxes

The separate return method was applied in the preparation of the combined carve-out financial statements.

The federal and provincial income and resource taxes that the Steelmaking Coal Business is subject to are accounted for as income taxes under IAS 12, and are recognized in income (loss), except where they relate to items recognized in other comprehensive income (loss) or directly in Owner’s net investment, in which case the related taxes are recognized in other comprehensive income (loss) or Owner’s net investment.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences, which are the differences between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

We recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

3.	Summary of Significant Accounting Policies (continued)

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on the best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into Owner’s net investment. Measurement of the net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Teck’s Class B subordinate voting shares. These performance share units (PSUs) and performance deferred share units (PDSUs) have two additional vesting factors determined by our total shareholder return in comparison to a group of specified companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price of Teck’s Class B subordinate voting shares as well as changes to the above-noted vesting factors, as applicable.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

3.	Summary of Significant Accounting Policies (continued)

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at Teck’s credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to the combined carve-out statements of comprehensive income (loss). This unwinding of the discount is charged to finance expense in the combined carve-out statements of comprehensive income (loss).

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. A revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and when it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation. Costs associated with the development of our internally generated intangible assets, where the process is not clearly defined and technical feasibility is not established, are also expensed as incurred.

4.	Areas of Judgment and Estimation Uncertainty

In preparing the combined carve-out financial statements, we make judgments in applying accounting policies. The judgments that have the most significant effect on the amounts recognized in the combined carve-out financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing the combined carve-out financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in these combined carve-out financial statements within the next year.

a)	Areas of Judgment

Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment includes, but is not limited to, market transactions for similar assets, steelmaking coal prices, interest rates, foreign exchange rates, reserves and resources, mine plans and operating results.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to,

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

4.	Areas of Judgment and Estimation Uncertainty (continued)

design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the combined carve-out balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to comprehensive income (loss).

b)	Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, internally prepared discounted cash flow models are used to determine the recoverable amount of respective assets. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include steelmaking coal prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. Note 13(b) outlines the significant inputs used when performing impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in comprehensive income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects. Assumptions used include production costs, mining and processing recoveries, sales volumes, long-term steelmaking coal prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons but will be affected by forecasted steelmaking coal prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date (Note 18(a)). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and Teck’s credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statements of comprehensive income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, income (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

4.	Areas of Judgment and Estimation Uncertainty (continued)

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

c)	Effects of COVID-19

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19. Operating our mines at full production in a COVID-19 environment increases certain costs for medical testing, safety equipment, safety supplies and additional transportation and accommodation for social distancing, among other things.

In 2022 and 2021, we continued to maintain the safety of our workforce and the communities in which we operate, while mitigating the operational impacts on our business. Throughout 2022 and 2021, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2022 and 2021, the Steelmaking Coal Business did not record any amounts specifically identified as COVID-19 costs in other operating income (expense).

The Steelmaking Coal Business recognized in cost of sales approximately $17 million of abnormal costs related to reduced operations in 2020.

5.	Revenue

Total Revenue by Geographical Region

The Steelmaking Coal Business’ revenue consists of sales of steelmaking coal. The following table shows the Steelmaking Coal Business’ revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2022	2021	2020
Asia
China	$2,880	$2,836	$533
Japan	2,237	674	727
South Korea	1,529	832	590
India	1,184	454	441
Other	926	542	468
Americas
United States	322	239	54
Canada	258	135	47
Latin America	134	55	76
Europe
Germany	173	141	73
Slovakia	150	71	34
Finland	136	66	25
Other	480	202	157
	$10,409	$6,247	$3,225

For the year ended December 31, 2022, two major customers accounted for $1,586 million and $1,045 million in total sales, each representing more than 10% of total revenues (2021 – three customers, $697 million, $689 million, and $635 million, 2020 – three customers, $491 million, $424 million, and $319 million). No other single customer accounted for 10% or more of the Steelmaking Coal Business’ revenue in 2022, 2021, or 2020.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

6.	Expenses by Nature

(CAD$ in millions)	2022	2021	2020
Employment-related costs:
Wages and salaries	$436	$396	$371
Employee benefits and other wage-related costs	124	107	106
Bonus payments	124	92	40
Post-employment benefits and pension costs	60	73	48
	744	668	565
Transportation	1,053	1,036	868
Depreciation and amortization	962	870	714
Fuel and energy	529	336	236
Operating supplies consumed	373	306	285
Maintenance and repair supplies	467	389	328
Contractors and consultants	406	305	236
Overhead costs	199	124	56
Other operating costs	50	25	32
	4,783	4,059	3,320
Adjusted for:
Capitalized production stripping costs	(617)	(369)	(302)
Change in inventory	(77)	(151)	(18)
Total cost of sales, general and administration, and research and innovation expenses	$4,089	$3,539	$3,000

7.	Other Operating Income (Expense)

(CAD$ in millions)	2022	2021	2020
Settlement pricing adjustments	$(186)	$264	$(24)
Take or pay contract costs	(32)	(31)	—
Care and maintenance costs	(10)	(10)	(7)
Share-based compensation	(30)	(8)	(3)
Environmental costs and remeasurement of decommissioning and restoration provisions	(6)	(4)	(70)
Other income	—	35	—
Other	(17)	(16)	(6)
	$(281)	$230	$(110)

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

8.	Finance Expense

(CAD$ in millions)	2022	2021	2020
Interest on lease liabilities (Note 15(b))	$4	$3	$2
Letters of credit fees	6	7	5
Accretion on decommissioning and restoration provisions	59	66	38
Other	8	5	1
Total finance expense	$77	$81	$46

9.	Supplemental Cash Flow Information

(CAD$ in millions)	2022	2021	2020
Net change in non-cash working capital items
Trade and settlement receivables	$321	$(439)	$79
Inventories	(79)	(184)	(30)
Prepaids and other current assets	(16)	(6)	3
Trade accounts payable and other liabilities	55	247	46
	$281	$(382)	$98

10.	Inventories

(CAD$ in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Finished products	$259	$315	$161
Work in process	361	289	180
Supplies	313	286	257
	$933	$890	$598

Cost of sales of $4,042 million (2021 – $3,479 million, 2020 – $2,966 million) includes $3,551 million (2021 – $2,997 million, 2020 – $2,560 million) of production costs that are initially recognized as part of inventories and subsequently expensed when sold during the year.

Total inventories held at net realizable value amounted to $nil at December 31, 2022 (December 31, 2021 – $nil, December 31, 2020 – $67 million). No inventory write-downs were recorded in 2022. The Steelmaking Coal Business recorded an inventory write-down reversal of $9 million in 2021 (2020 – write-downs of $57 million), and was included as part of cost of sales.

11.	Financial and Other Assets

(CAD$ in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Pension assets	$92	$94	$45
Long-term receivables and deposits	27	21	22
Finite life intangibles	16	22	—
	$135	$137	$67

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

12.	Property, Plant and Equipment

(CAD$ in millions)	Mineral Properties, Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction in Progress	Total
Year ended December 31, 2020
Opening net book value	$11,283	$1,559	$1,052	$13,894
Additions	287	340	1,033	1,660
Disposals	(7)	(5)	—	(12)
Depreciation and amortization	(416)	(362)	—	(778)
Transfers between classifications	282	—	(282)	—
Decommissioning and restoration provisions change in estimate	514	—	—	514
Closing net book value	$11,943	$1,532	$1,803	$15,278
At December 31, 2020
Cost	$14,339	$3,908	$1,803	$20,050
Accumulated depreciation	(2,396)	(2,376)	—	(4,772)
Net book value	$11,943	$1,532	$1,803	$15,278
Year ended December 31, 2021
Opening net book value	$11,943	$1,532	$1,803	$15,278
Additions	186	408	661	1,255
Disposals	(11)	—	—	(11)
Depreciation and amortization	(516)	(492)	—	(1,008)
Transfers between classifications	1,241	—	(1,241)	—
Decommissioning and restoration provisions change in estimate	128	—	—	128
Closing net book value	$12,971	$1,448	$1,223	$15,642

At December 31, 2021
Cost	$15,615	$4,317	$1,223	$21,155
Accumulated depreciation	(2,644)	(2,869)	—	(5,513)
Net book value	$12,971	$1,448	$1,223	$15,642

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

12.	Property, Plant and Equipment (continued)

(CAD$ in millions)	Mineral Properties, Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction in Progress	Total
Year ended December 31, 2022
Opening net book value	$12,971	$1,448	$1,223	$15,642
Additions	143	673	594	1,410
Disposals	(16)	—	—	(16)
Depreciation and amortization	(538)	(438)	—	(976)
Transfers between classifications	1,008	—	(1,008)	—
Decommissioning and restoration provisions change in estimate	(445)	—	—	(445)
Closing net book value	$13,123	$1,683	$809	$15,615
At December 31, 2022
Cost	$16,056	$4,990	$809	$21,855
Accumulated depreciation	(2,933)	(3,307)	—	(6,240)
Net book value	$13,123	$1,683	$809	$15,615

Capitalized borrowing costs were $27 million in 2022 (2021 – $66 million, 2020 – $52 million). Borrowing costs are capitalized at a rate based on Teck’s weighted average cost of borrowing, as applicable. Capitalized borrowing costs are classified with the asset they relate to within land, buildings, plant and equipment, or construction in progress. The weighted average borrowing rate used for capitalization of borrowing costs in 2022 was 5.7% (2021 – 5.4%, 2020 – 5.4%).

13.	Goodwill and Goodwill Impairment Testing

As at December 31, 2022, goodwill allocated to our steelmaking coal group of CGUs was $702 million (2021 – $702 million, 2020 – $702 million).

a)	Annual Goodwill Impairment Testing

The allocation of goodwill to the steelmaking coal group of CGUs reflects how goodwill is monitored for internal management reporting purposes. We performed our annual goodwill impairment testing at October 31, 2022, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. The cash flows cover periods of 13 to 42 years with an estimate of in situ value applied to the remaining resources.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 13(b).

The recoverable amount of the steelmaking coal group of CGUs was approximately equal to the carrying amount at the date of the annual goodwill impairment testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

13.	Goodwill and Goodwill Impairment Testing (continued)

b)	Key Assumptions

The following are the key assumptions used in the impairment testing calculations of the steelmaking coal group of CGUs for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Steelmaking coal prices per tonne	Long-term real price in 2027 of US$185	Long-term real price in 2026 of US$150	Long-term real price in 2025 of US$150
Post-tax real discount rates	10%	6%	6%
Long-term foreign exchange rates	1 U.S to 1.30 Canadian dollars	1 U.S. to 1.28 Canadian dollars	1 U.S. to 1.30 Canadian dollars

Interrelation of Key Assumptions

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Steelmaking Coal Prices

Our assumptions use current prices in the initial year and trend to the long term prices in the table above. Prices are based on a number of factors and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining weighted average costs of capital adjusted for risks specific to the steelmaking coal group of CGUs.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources and Mine Production

Future steelmaking coal production is included in projected cash flows based on plant capacities and reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of the steelmaking coal group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the goodwill impairment analysis performed in 2022, 2021, and 2020, we have applied the FVLCD basis.

These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 23).

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

14.	Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Trade accounts payable and accruals	$471	$450	$271
Payroll-related liabilities	114	99	91
Capital project accruals	83	65	243
Current portion of provisions (Note 18(a))	164	62	24
Other	23	25	25
	$855	$701	$654

15.	Leases

a)	Right-of-Use Assets

Significant lease arrangements include contracts for mining equipment, railcars, and land. As at December 31, 2022, $137 million (2021 – $100 million, 2020 – $112 million) of right-of-use assets are recorded as part of mineral properties, land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)	2022	2021	2020
Opening net book value	$100	$112	$200
Additions	118	67	164
Depreciation	(73)	(70)	(77)
Disposals and transfers	(8)	(9)	(175)
Closing net book value	$137	$100	$112

b)	Lease Liability Continuity

(CAD$ in millions)	2022	2021	2020
As at January 1	$102	$109	$145
Cash flows
Principal payments	(76)	(68)	(76)
Interest payments	(4)	(3)	(2)
Non-cash changes
Additions	82	67	165
Interest expense	4	3	2
Transfers and other	35	(6)	(125)
As at December 31	$143	$102	$109
Less current portion	(56)	(50)	(47)
Long-term lease liabilities	$87	$52	$62

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

16.	Income Taxes

a)	Tax rate reconciliation to the Canadian statutory income tax rate

(CAD$ in millions)	2022	2021	2020
Tax expense at the Canadian statutory income tax rate of 26.91% (2021 – 26.91%, 2020 – 26.93%) Tax effect of:	$1,614	$769	$21
Non-deductible expenses (non-taxable income)	(4)	(12)	3
Resource taxes	540	252	24
Effect due to legislative changes	—	—	2
Change in unrecognized deferred tax assets	(92)	11	48
Other	(6)	(6)	(4)
Total income taxes	$2,052	$1,014	$94
Represented by:
Current income taxes	$2,068	$1,032	$73
Deferred income taxes	(16)	(18)	21
Total income taxes	$2,052	$1,014	$94

b)	Continuity of deferred income tax assets and liabilities

(CAD$ in millions)	January 1, 2022	Through Profit (Loss)	Through Other Comprehensive Income (Loss)	December 31, 2022
Property, plant and equipment	$(4,774)	$53	$—	$(4,721)
Decommissioning and restoration provisions	429	(60)	—	369
Lease liabilities	34	12	—	46
Retirement benefit liabilities	1	7	(14)	(6)
Other temporary differences	(108)	6	—	(102)
Deferred income tax assets/(liabilities)	$(4,418)	$18	$(14)	$(4,414)

(CAD$ in millions)	January 1, 2021	Through Profit (Loss)	Through Other Comprehensive Income (Loss)	December 31, 2021
Property, plant and equipment	$(4,777)	$3	$—	$(4,774)
Decommissioning and restoration provisions	377	52	—	429
Lease liabilities	36	(2)	—	34
Retirement benefit liabilities	19	11	(29)	1
Other temporary differences	(62)	(46)	—	(108)
Deferred income tax assets/(liabilities)	$(4,407)	$18	$(29)	$(4,418)

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

16.	Income Taxes (continued)

(CAD$ in millions)	January 1, 2020	Through Profit (Loss)	Through Other Comprehensive Income (Loss)	December 31, 2020
Property, plant and equipment	$(4,608)	$(169)	$—	$(4,777)
Decommissioning and restoration provisions	222	155	—	377
Lease liabilities	45	(9)	—	36
Retirement benefit liabilities	7	6	5	18
Other temporary differences	(57)	(4)	—	(61)
Deferred income tax assets/(liabilities)	$(4,391)	$(21)	$5	$(4,407)

c)	Deferred Tax Assets Not Recognized

Deferred tax assets have not been recognized in respect of the following deductible temporary differences as management does not consider the realization of their benefit to be probable:

(CAD$ in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Decommissioning and restoration provisions	$63	$404	$362

17.	Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in Canada that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in Canada. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also unregistered and unfunded plans where benefit payment obligations are met as they become due.

We also have post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they become due.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

17.	Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2022		2021		2020
	Defined Benefit Pension Plans	Non- Pension Post- Retirement Plans	Defined Benefit Pension Plans	Non- Pension Post- Retirement Plans	Defined Benefit Pension Plans	Non- Pension Post- Retirement Plans
Defined benefit obligation

Balance at beginning of year	$747	$60	$780	$58	$688	$54
Current service cost	28	4	30	3	22	2
Past service costs arising from plan improvements	—	—	13	3	—	—
Benefits paid	(33)	(2)	(35)	(2)	(31)	(1)
Interest expense	21	2	18	2	20	2
Actuarial (gain) loss	(208)	(16)	(59)	(4)	81	1
Balance at end of year	555	48	747	60	780	58

Fair value of asset plans
Fair value at beginning of year	808	—	771	—	722	—
Interest income	23	—	18	—	22	—
Return on plan assets, excluding amounts included in interest income	(115)	—	47	—	52	—
Benefits paid	(33)	(2)	(35)	(2)	(31)	(1)
Contributions by the employer	5	2	7	2	6	1
Fair value at the end of the year	688	—	808	—	771	—
Funding surplus (deficit)	133	(48)	61	(60)	(9)	(58)
Less effect of the asset ceiling
Balance at beginning of year	3	—	—	—	—	—
Interest on asset ceiling	—	—	—	—	—	—
Change in asset ceiling	63	—	3	—	—	—
Balance at end of year	66	—	3	—	—	—
Net accrued retirement benefit asset (liability)	67	(48)	58	(60)	(9)	(58)

Represented by:
Pension assets (Note 11)	$92	$—	$94	$—	$45	$—
Accrued retirement benefit liability	(25)	(48)	(36)	(60)	(54)	(58)
Net accrued retirement benefit asset (liability)	$67	$(48)	$58	$(60)	$(9)	$(58)

The plans have a surplus totaling $66 million at December 31, 2022 (2021 – $3 million, 2020 – $nil), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

The Steelmaking Coal Business expects to contribute $2 million to the defined benefit pension plans in 2023 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 15 years and the weighted average duration of the non-pension post-retirement benefit obligation is 15 years.

Defined contribution expense for 2022 was $28 million (2021 – $24 million, 2020 – $22 million).

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

17.	Retirement Benefit Plans (continued)

b)	Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2022		2021		2020
	Defined Benefit Pension Plans	Non- Pension Post- Retirement Plans	Defined Benefit Pension Plans	Non- Pension Post- Retirement Plans	Defined Benefit Pension Plans	Non- Pension Post- Retirement Plans
Discount rate	5.05%	5.06%	2.88%	2.96%	2.39%	2.50%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%
Medical trend rate	—%	5.00%	—%	5.00%	—%	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2022
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 12.0%	Increase by 13.6%
Rate of increase in future compensation	1.0%	Increase by 1.3%	Decrease by 1.1%
Medical trend rate	1.0%	Increase by 0.2%	Decrease by 0.2%

	2021
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 15.2%	Increase by 17.9%
Rate of increase in future compensation	1.0%	Increase by 1.6%	Decrease by 1.4%
Medical trend rate	1.0%	Increase by 0.1%	Decrease by 0.1%

	2020
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 14.2%	Increase by 16.6%
Rate of increase in future compensation	1.0%	Increase by 1.7%	Decrease by 1.5%
Medical trend rate	1.0%	Increase by 0.1%	Decrease by 0.1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on the balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

17.	Retirement Benefit Plans (continued)

d)	Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2022		2021		2020
	Male	Female	Male	Female	Male	Female
Retiring at the end of the reporting period	85.3 years	87.7 years	85.3 years	87.7 years	85.3 years	87.7 years
Retiring 20 years after the end of the reporting period	86.3 years	88.6 years	86.4 years	88.7 years	86.4 years	88.7 years

e)	Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2022, 2021, and 2020 are as follows:

(CAD$ in millions)	2022			2021			2020
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$298	$—	43%	$390	$—	48%	$383	$—	50%
Debt securities	$237	$—	35%	$299	$—	37%	$287	$—	37%
Real estate and other	$9	$144	22%	$15	$104	15%	$10	$91	13%

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

18.	Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Decommissioning and restoration provisions and other provisions (a)	$958	$1,451	$1,353
Obligation to Neptune Bulk Terminals (b)	189	170	111
	$1,147	$1,621	$1,464

a) Decommissioning and Restoration Provisions and Other Provisions

The following table summarizes the movements in the Steelmaking Coal Business’ decommissioning and restoration provisions for the year ended December 31, 2022:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other provisions	Total
As at January 1, 2022	$1,497	$16	$1,513
Settled during the year	(26)	—	(26)
Change in discount rate	(725)	—	(725)
Change in amount and timing of cash flows	270	31	301
Accretion	59	—	59
As at December 31, 2022	$1,075	$47	$1,122
Less current portion of provisions (Note 14)	(117)	(47)	(164)
Long-term provisions	$958	$—	$958

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. The provision for these expenditures was $277 million as at December 31, 2022 (2021 – $769 million, 2020 – $673 million).

The current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia. This permit references the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The estimated costs of the Direction have been included in the decommissioning and restoration provisions as at December 31, 2022, 2021, and 2020.

During the fourth quarter of 2022, our decommissioning and restoration provisions increased by $368 million compared to the third quarter of 2022, of which $88 million related to a decrease in the discount rate and $280 million related to an increase in reclamation cash flows. The increase in reclamation cash flows primarily related to changes in planned reclamation work and updated cost estimates at our steelmaking coal operations.

In 2022, the decommissioning and restoration provisions were calculated using nominal discount rates between 6.13% and 8.07% (2021 – 3.86% and 5.35%, 2020 – 4.05% and 5.85%). We also used an inflation rate of 2.00% (2021 – 2.00%, 2020 – 2.00%) over the long-term in our cash flow estimates. Total decommissioning and restoration provisions include $55 million (2021 – $66 million, 2020 – $65 million) in respect of closed operations.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

18.	Provisions and Other Liabilities (continued)

b) Obligation to Neptune Bulk Terminals

Through our cost of services agreement with Neptune, we owe amounts to Neptune for any loans entered into by Neptune that are specifically related to funding the assets of our loading and handling operations. The carrying value of this obligation approximates fair value based on prevailing market interest rates in effect at December 31, 2022. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 23). The current portion of this obligation is recorded as part of trade accounts payable and other liabilities.

19.	Non-Controlling Interests

Set out below is information about the Steelmaking Coal Business’ subsidiary with non-controlling interests and the non-controlling interest balances included in Owner’s net investment.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non- Controlling Interests	December 31, 2022	December 31, 2021	December 31, 2020
Elkview Mine Limited Partnership	British Columbia, Canada	5%	$87	$86	$74
			$87	$86	$74

20.	Contingencies

We consider provisions for all of the outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2022, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to these financial statements are as follows:

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022 TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on the balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

On March 10, 2023 Environment and Climate Change Canada (ECCC) notified TCL that it had commenced an investigation for alleged violations under s.36(3) of the Fisheries Act as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL is cooperating with ECCC in its investigation. We are not currently able to determine the outcome of the investigation, which could lead to charges, fines and administrative penalties which could be material.

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022 as the claims process was in progress. We received an advance payment of insurance proceeds of approximately $183 million in the first quarter of 2023 and we are in the process of resolving the balance of the claim.

21.	Commitments

a) Capital Commitments

As at December 31, 2022, the Steelmaking Coal Business had contracted for $140 million of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. The amounts are expected to be incurred within one year.

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

21.	Commitments (continued)

b) Purchase Commitments

The Steelmaking Coal Business has a number of forward purchase commitments for the purchase of process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

22.	Financial Instruments and Financial Risk Management

a) Financial Risk Management

The Steelmaking Coal Business’ activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, steelmaking coal price risk, credit risk and other risks associated with capital markets.

Foreign Exchange Risk

The Steelmaking Coal Business operates in Canada and foreign exchange risk exposures arise from transactions denominated and financial instruments held in a currency other than the functional currency of the Steelmaking Coal Business. Foreign exchange risk arises primarily with respect to the U.S. dollar. Cash flows from Canadian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2022	December 31, 2021	December 31, 2020
Cash	$3	$1	$—
Trade and settlement receivables	208	466	157
Trade accounts payable and other liabilities	(76)	(94)	(68)
Net U.S. dollar exposure	$135	$373	$89

As at December 31, 2022, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $14 million pre-tax loss (2021 – $37 million, 2020 – $9 million) from financial instruments. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from the Steelmaking Coal Business’ potential inability to generate or obtain sufficient cash in a timely and cost-effective manner to meet its financial liabilities as they come due. The Steelmaking Coal Business has relied on Teck for funding and management of its liquidity risk.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2022 are as follows:

(CAD$ in millions)	Less Than 1 Year	2—3 Years	4—5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$691	$—	$—	$—	$691
Lease liabilities	56	39	11	87	193
Obligation to Neptune Bulk Terminals	—	28	28	133	189
Estimated interest payments on lease liabilities and obligation to Neptune Bulk Terminals	11	17	13	36	77

Steelmaking Coal Price Risk

We are subject to price risk from fluctuations in market prices of the steelmaking coal that we produce and sell in the operations of the Steelmaking Coal Business. We record adjustments to settlement receivables for provisionally priced sales in periods up to the

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

22.	Financial Instruments and Financial Risk Management (continued)

date of final pricing based on movements in quoted market prices or published price assessments for steelmaking coal. These arrangements are based on the market price of coal and the value of settlement receivables will vary, as coal prices vary in the markets. These final pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded in other operating income (expense).

Outstanding settlement receivables as at December 31, 2022 relate to 388 thousand tonnes of coal provisionally valued at US$257/tonne (2021 – nil, 2020 – 150 thousand tonnes, US$97/tonne). The effect on profit attributable to the Steelmaking Coal Business from a 10% change in coal price, based on outstanding receivables subject to final pricing adjustments at December 31, 2022, was $9 million (2021 – nil, 2020 – $2 million).

Credit Risk

Credit risk arises from cash and trade receivables. While we are exposed to credit losses due to the non-performance of counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

The primary counterparties related to cash and trade receivables carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of the commercial customers are assessed for credit quality at least once a year or more frequently if business-or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P’s and Moody’s rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, letter of credit or prepayment.

For trade receivable, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all trade receivables. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of customers are considered to have low default risk and our historical default rate and frequency of losses are low, we did not recognize a material expected credit loss allowance as at December 31, 2022, 2021, and 2020.

23.	Fair Value Measurements

Certain financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

Notes to Combined Carve-out Financial Statements

Years ended December 31, 2022, 2021 and 2020

23.	Fair Value Measurements (continued)

The fair values of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2022, 2021, and 2020, are summarized in the following table:

(CAD$ in millions)	2022				2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Settlement receivables	$—	$135	$—	$135	$—	$—	$—	$—	$—	$19	$—	$19
	$—	$135	$—	$135	$—	$—	$—	$—	$—	$19	$—	$19
Financial liabilities
Settlement payables	$—	$1	$—	$1	$—	$—	$—	$—	$—	$—	$—	$—
	$—	$1	$—	$1	$—	$—	$—	$—	$—	$—	$—	$—

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 13 for information about these fair value measurements.

24.	Related Party Transactions

During the year ended December 31, 2022, revenue within the combined carve-out statements of comprehensive income (loss) includes $31 million (2021 – $13 million, 2020 – $8 million) from Trail Operations, a division of Teck Metals Limited and a related party. Included in expenses are shared services provided by Teck, a related party, to the Steelmaking Coal Business of $111 million during the year ended December 31, 2022 (2021 – $71 million, 2020 – $34 million).

25.	Subsequent Event

On February 18, 2023, Teck’s Board of Directors approved the reorganization of Teck’s business to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR) as described in Note 1. As part of the analysis of the Separation, we estimated the fair value of the Steelmaking Coal Business expected to result from the transaction. We determined that the estimated fair value of the Steelmaking Coal Business exceeded the carrying value at December 31, 2022 and no impairment was identified.

Steelmaking Coal Operations

Management’s Discussion and Analysis

For the Years Ended December 31, 2022, 2021 and 2020

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) has been prepared in respect of the assets and liabilities to be held by the Steelmaking Coal Operations (we, our, the Business) upon completion of the proposed corporate reorganization (the Arrangement) as described in the accompanying information circular. This MD&A should be read in conjunction with the audited Elk Valley Resources Ltd. Financial Statements for the period from incorporation on July 20, 2022 to December 31, 2022 and the audited annual Steelmaking Coal Operations Combined Carve-out Financial Statements for the year ended December 31, 2022. Unless the context otherwise dictates, a reference to “the company” or “us,” “we,” or “our” refers to Elk Valley Resources Ltd.

The Steelmaking Coal Operations Combined Carve-out Financial Statements have been prepared in Canadian dollars, and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). In addition, we use certain financial measures, which are identified throughout this MD&A, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures and Ratios” on page 22 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS. This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

This document is dated March 16, 2023.

Proposed Arrangement

On February 18, 2023, the Board of Directors of Teck Resources Limited (Teck) approved a proposed reorganization of Teck’s business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR) by way of a plan of arrangement under the Canada Business Corporations Act (the Separation Plan of Arrangement). Pursuant to the Separation Plan of Arrangement, Teck’s Steelmaking Coal Operations (defined below) will be transferred to EVR and Teck will receive EVR common shares and first and second preferred shares (EVR Preferred Shares) and will be granted a gross revenue royalty over the coal produced from the real property and mining rights forming part of the Steelmaking Coal Assets (the EVR Royalty and, together with the EVR Preferred Shares, the Transition Capital Structure). Teck Metals will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares received to its shareholders.

In connection with the Separation, Teck and EVR entered into certain agreements with Nippon Steel Corporation and its affiliate (NSC) and POSCO and its affiliates (POSCO). Under the terms of its investment agreement, NSC has agreed to exchange its existing 2.5% minority interest in the Elkview mine for EVR common shares and EVR Preferred Shares (the NSC Swap), as well as to acquire an interest in the EVR Royalty and subscribe for EVR Preferred Shares for an aggregate payment of $1.025 billion in cash payable to Teck, which will give it a 10% interest in the EVR common shares and the Transition Capital Structure (the NSC Investment). Separately, POSCO has agreed to exchange its existing 2.5% minority interest in the Elkview mine, and its 20% minority interest in the Greenhills mine, for a 2.5% interest in each of the EVR common shares, the EVR Preferred Shares and the EVR Royalty (the POSCO Transaction).

Basis of Presentation

The Steelmaking Coal Operations audited annual Combined Carve-out Financial Statements have been prepared on a carve-out basis and reflect the historical results of the Teck’s steelmaking coal business. The combined carve-out financial statements are not necessarily indicative of results that would have been realized if the Steelmaking Coal Operations had been operated separately as a stand-alone company during the years presented, nor will they necessarily be indicative of future results of the Steelmaking Coal Operations as they will exist upon completion of the Arrangement. The basis of presentation is more fully described in the Accounting Policies and Estimates section of this MD&A.

Operations

The Steelmaking Coal Operations are located in the Elk Valley of British Columbia. Our 2023 annual steelmaking coal production is expected to be in the range of 24 and 26 million tonnes. We have total proven and probable reserves of approximately 806 million tonnes of steelmaking coal.

The Steelmaking Coal Operations represent a group of steelmaking coal assets and operations primarily consisting of a 100% interest in the Fording River mine, a 95% partnership interest in the Elkview mine, a 100% interest in the Line Creek mine, an 80% joint venture interest in the Greenhills mine, and a 46% interest in Neptune Bulk Terminals. As well, we have a 100% interest in the Coal Mountain mine that has been closed since 2019 and remains on care and maintenance.

For 2022 and prior periods, we include 100% of production and sales from our Elkview mine in our production and sales volumes, even though we did not own 100% of the operation in 2022 and prior periods described in this MD&A, because we fully consolidate their results in our financial statements. For 2022 and prior periods, we include 80% of production and sales volumes from the Greenhills mine representing our proportionate ownership interest in the operation described in this MD&A. However, 100% ownership of all mines, including Greenhills, is reflected in our 2023 guidance and all future guidance provided in this MD&A.

Fording River Mine

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 19,800 hectares of coal lands, including four operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licences. The leases and licenses relating to Fording River are held by the Steelmaking Coal Operations. The Steelmaking Coal Operations also control the surface and subsurface rights to the properties that are in operation and those that are planned for development.

Coal mined at Fording River is primarily steelmaking coal, although lesser quantities of lower-grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant are approximately 9.0 million and 9.5 million tonnes of clean coal, respectively.

Elkview Mine

The Elkview mine is an open pit coal mine located approximately 3 kilometres east of Sparwood in southeastern British Columbia. The mine site consists of approximately 12,400 hectares of coal lands.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower-grade hard coking coal are also produced.

The current annual production capacity of the mine and preparation plant (on a 100% basis) is approximately 9.0 million tonnes of clean coal.

Greenhills Mine

The Greenhills mine is located 8 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 12,600 hectares of coal lands. Coal mined at Greenhills is primarily steelmaking coal, although lesser quantities of lower-grade hard coking coal are also produced.

The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.9 million and 5.4 million tonnes of clean coal, respectively. To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.

Line Creek Mine

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and PCI coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.

The current annual production capacity of the mine and preparation plant is approximately 4.0 million tonnes of clean coal.

Coal Mountain Mine

The Coal Mountain mine in southeastern British Columbia has been closed since 2019 and remains on care and maintenance.

Neptune Bulk Terminals

The Steelmaking Coal Operations have a 46% ownership interest in Neptune Bulk Terminals (Neptune) which provides ship loading services on a cost-of-service basis at North Vancouver, British Columbia.

Neptune became the Steelmaking Coal Operations primary terminal in September 2021 and handled the majority of our export volumes through year-end. Coal capacity at Neptune is exclusive to the Steelmaking Coal Operations. Construction of the Neptune facility upgrade was completed in the first half of 2021, with first coal through the new inbound system achieved in April 2021, followed by a ramp-up phase during the second half of 2021.

Business Overview

Steelmaking Coal Operations are the second-largest seaborne exporter of steelmaking coal in the world.

Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas. Approximately 75% of the coal we produce is high-quality hard coking coal, although the percentages can vary from period to period. We also produce lesser-quality semi-hard coking coal, semi-soft coking coal and pulverized coal injected (PCI) products.

Our coal operations are located in Western Canada and consist of four conventional open pit truck and shovel mines in the Elk Valley of British Columbia. Steelmaking coal is processed at our mine sites and primarily shipped westbound from our mines by rail to terminals on the coast of British Columbia and from there by vessel to overseas customers. In 2022, close to 5% of our processed coal was shipped eastbound directly by rail, or by rail and by ship via Thunder Bay, to customers in North America.

Quarterly contract-priced sales represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. The majority of our lower-grade semi-soft and PCI sales continue to be negotiated on a quarterly benchmark basis. Substantially all of our revenues from sales of coal products were derived from sales to third-party end users, most of which are steelmakers.

Globally, we compete in the steelmaking coal market primarily with producers based in Australia and the United States. For sales to China, we also compete with Mongolian and Chinese domestic coal producers. Steelmaking coal pricing is generally established in U.S. dollars and our competitive position in the steelmaking coal market continues to be determined by the quality of our various coal products, our reputation as a reliable supplier, and our production and transportation costs compared to other producers throughout the world.

The high-quality seaborne steelmaking coal markets are cyclical, being driven by a combination of demand, production and export capacity. Strong steel market fundamentals support demand and pricing for high-quality seaborne steelmaking coal. Conversely, in difficult steel markets, steelmakers can use a higher proportion of lower-cost semi-soft and PCI coal products in their production process, which can result in reduced pricing premiums for higher-quality hard coking coals. Rising steel prices and healthy margins in the first half of 2022 enabled steel mills to increase worldwide hot metal production and demand for seaborne steelmaking coal remained high.

The seaborne steelmaking coal market was impacted in 2021 by a shift in trade policies between China and Australia, the largest steelmaker globally and the largest producer of seaborne coking coal, respectively. The trade dispute escalated into a ban on Australian coal imports into China that began in the fourth quarter of 2020. This ban created a significant shift in trade flows of seaborne steelmaking coal globally through 2021, as Australian coal sought markets outside China and coal producers in the rest of the world redirected available cargoes into the Chinese market. This rapid shift took several months to complete and bifurcated the seaborne steelmaking coal market for most of the year, and into 2022, with wide premiums developing between FOB Australian assessments and CFR China assessments.

Coal shipments from Australia to China remained restricted through 2022, while rising energy prices provided support to thermal coal prices. China appears to be starting to lift restrictions on Australian coal imports. This is expected to change trade flows as Chinese steel mills will likely restart utilizing Australian coals in their blends. We expect that crude steel demand outside of China will continue to grow at above-trend rates particularly in Asia, and that planned increases in steelmaking coal production, and changes in trade flows in 2023 will be absorbed into the global seaborne market.

Logistics continued to play a key role in the seaborne market in 2022, as COVID-19 protocols restricted the shipments of coal across land borders between Mongolia and China for part of the year and sanctions on Russian coal impacted global supply. The availability of seaborne steelmaking coal was also impacted by weather disruptions in Australia.

Operational and Financial Highlights

Years ended December 31, 2022, 2021 and 2020

(CAD$ in millions)	2022	2021	2020
Steelmaking coal price (realized US$/tonne)	$355	$209	$113
Steelmaking coal price (realized C$/tonne)	$459	$262	$152
Production (million tonnes)(2)	21.5	24.6	20.5
Sales (million tonnes)(2)	22.2	23.3	21.0
Gross profit	$6,367	$2,768	$259
Gross profit before depreciation and amortization(1)	$7,329	$3,638	$973

Note:

(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
(2)

We include 100% of production and sales from our Elkview mine in our production and sales volumes, even though we do not own 100% of the operation, because we fully consolidate their results in our financial statements. We include 80% of production and sales from the Greenhills mine representing our proportionate ownership interest in the operation.

Performance

Production in 2022 was 21.5 million tonnes compared with 24.6 million tonnes in 2021 and 20.5 million tonnes in 2020. Our 2022 production was 3.1 million tonnes lower than 2021, primarily due to plant availability challenges throughout the year, particularly the two-month plant outage at Elkview to repair the raw coal plant feed conveyor. In addition, production was impacted by ongoing labour constraints and the extreme weather events at the end of both 2021 and 2022.

In 2021, Elkview Operations set a new production record with its first full year of operations since its plant expansion to a capacity of 9.0 million tonnes per annum. Production in 2020 was lower due the impacts of the COVID-19 pandemic, which reduced demand for our products. In addition, logistics chain disruptions early in 2020 and a planned extended shutdown at Neptune, resulted in lower production and sales volumes in 2020.

During 2022, we continued to advance our high-quality development projects, including development of the Elkview Administration and Maintenance Complex (AMC) Project (previously, the Harmer Project). Site preparation early works were completed in 2022, and detailed engineering and early procurement is over 50% complete. Construction will start in the first half of 2023. Once the Elkview workforce has relocated from the existing Harmer facilities to the new AMC complex, the area will be decommissioned and rehabilitated to prepare for mining operations in 2025. The AMC Project takes advantage of existing infrastructure and is expected to provide high-quality steelmaking coal that will support a long-term run rate of 9.0 million tonnes per year at Elkview.

Gross profit was $6.4 billion in 2022, up from $2.8 billion in 2021 and $259 million in 2020. Substantially higher steelmaking coal prices contributed to exceptional financial performance in 2022 compared to 2021, despite lower production and sales volumes.

Our average realized steelmaking coal selling price in 2022 increased to US$355 per tonne compared with US$209 per tonne in 2021 and US$113 per tonne in 2020.

Sales volumes were 22.2 million tonnes in 2022 compared with 23.3 million tonnes in 2021 and 21.0 million tonnes in 2020. Strong logistics chain performance early in 2022 resulted in the drawdown of record-high opening inventories due to weather-related disruptions in late 2021 and into early 2022. Inventories were reduced to low levels by the end of the second quarter to capitalize on higher steelmaking coal prices. In the second half of 2022, the Elkview plant was non-operational for two months, due to the failure of the raw coal plant feed conveyor, limiting sales volumes. Extreme cold during the final weeks of 2022 hampered our logistics chain while production rates recovered, resulting in increased inventories at year-end. These inventories are expected to be drawn down in the first half of 2023.

In 2021, strong logistics chain performance supported the steady flow of steelmaking coal to markets, despite a number of severe weather incidents during the year. These included wildfires in British Columbia during July that disrupted rail service, heavy rains and flooding that caused rail infrastructure damage that disrupted westbound rail service in November and December, and extreme cold and freezing conditions in late 2021 and into early 2022 disrupting rail and port operations. Sales volumes in 2020 were significantly impacted by COVID-19, which substantially reduced demand for our products.

Elk Valley Water Quality Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

The majority of our 2022 capital spending for water projects was associated with building additional Saturated Rock Fill (SRF) treatment capacity across the Elk Valley. Capital spending in 2022 on water projects was $184 million. Our existing SRFs and Active Water Treatment Facilities (AWTFs) are operating as designed and, with the recent construction of the Fording River North SRF, there is currently 77.5 million litres per day of constructed water treatment capacity, which we expect to be operating as designed by the end of 2023. This is a fourfold increase from our treatment capacity in 2020.

With this additional capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley in 2023.

In 2023, sustaining capital investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) is expected to be approximately $220 million. Key projects include the North Line Creek Phase 1 and the Fording River North 1 Phase 3 SRFs.

We plan to invest between $450 and $550 million of capital in 2023 and 2024 on water management and water treatment, including the capital attributable to incremental measures required under the Direction. This also includes the advancement of the Fording River North 2 Phase 1 SRF, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The continued investment in water treatment during this time frame will further increase our constructed water treatment capacity to 120 million litres per day by the end of 2026.

Operating costs associated with water treatment were approximately $1.50 per tonne in 2022 and are projected to increase gradually over the long term to approximately $3 to $5 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and Indigenous communities. The State of Montana’s water quality standard for the Koocanusa Reservoir downstream of our mining operations has been set aside on procedural grounds. We continue to engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management, or could materially affect our ability to permit mine life extensions in new mining areas.

Markets

Global steel production decreased through the year as global inflationary pressures, monetary tightening and high energy prices weighed on manufacturing activity.

Premium hard coking coal prices FOB Australia reached an all-time high of US$670 per tonne in March 2022, triggered by the Russian invasion of Ukraine, and supported by concerns over weather disruptions in Australia. In the second half of 2022, the global economic environment weakened as the war in Ukraine continued and the Chinese government extended COVID-19 restrictions. Inflationary pressures, including high energy prices, lower consumer demand and falling steel prices, forced several European steel mills to reduce production in the second half. As a result, premium hard coking coal prices FOB Australia averaged US$365 per tonne in 2022, a historic high.

Coal shipments from Australia to China remained restricted through 2022. The average CFR China steelmaking coal price was US$371 per tonne in 2022, also a record high.

Coal Transportation

Rail

Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver terminals is currently provided by Canadian Pacific Railway Company (CPR) and by Canadian National Railway Company (CN Rail). CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with CN Rail for further transportation to the west coast. The remainder of westbound shipments are handled by CPR from the mines to the terminals in Vancouver. Our previous westbound 10-year agreement with CPR expired in March 2021 and was replaced by a tariff that expires in April 2023. Negotiations with CPR for a new westbound contract are underway.

We have a long-term agreement until December 2026 with CN Rail for shipping steelmaking coal from our four B.C. operations via Kamloops to Neptune and other west coast ports, including Trigon Pacific Terminals (formerly Ridley Terminals), located in Prince Rupert.

Ports

We export our seaborne coal primarily through three west coast terminals: Neptune, Westshore Terminals (Westshore) and Trigon. We have a 46% ownership interest in Neptune which provides ship loading services on a cost-of-service basis at North Vancouver, British Columbia. Neptune, which became our primary terminal in 2021, continues to handle the majority of our export volumes. Coal capacity at Neptune is exclusive to the Steelmaking Coal Operations. Neptune is well positioned to deliver strong throughput in 2023 and beyond, with significantly increased terminal-loading capacity to meet our delivery commitments to our customers while further lowering our port costs.

Construction of the Neptune facility upgrade was completed in the first half of 2021, with first coal through the new inbound system achieved in April 2021 followed by a ramp-up phase during the second half of 2021. Final costs for the Neptune facility upgrade project were $1.02 billion.

In 2021, we entered into an agreement with Westshore for the shipment of between 5 and 7 million tonnes of steelmaking coal per year at fixed loading charges, for a total of 33 million tonnes over a period of approximately 5 years.

We also have a long-term agreement with Trigon for shipments of up to 6 million tonnes of steelmaking coal per year through to December 2027.

Our commercial agreements with Westshore and Trigon complement our interest in Neptune and investments by CN Rail and CPR between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes to the supply chain provide greater flexibility and optionality for our steelmaking coal shipments and contribute to reduced costs and improved performance and reliability throughout the Steelmaking Coal Operations’s supply chain.

Financial Overview

Years ended December 31, 2022, 2021, and 2020

(CAD$ in millions)	2022	2021	2020
Revenues and profit
Revenue	$10,409	$6,247	$3,225
Gross profit	$6,367	$2,768	$259
Gross profit before depreciation and amortization(1)	$7,329	$3,638	$973
Profit before taxes	$5,997	$2,857	$80
EBITDA(1)	$7,036	$3,808	$840
Profit (loss) attributable to the Business	$3,866	$1,786	$(22)
Cash flow
Cash flow from operations	$6,587	$3,015	$911
Property, plant and equipment expenditures	$550	$916	$981
Capitalized stripping costs	$617	$369	$302
Financing activities	$(5,413)	$(1,730)	$362
Balance Sheet
Cash	$7	$2	$1
Total assets	$17,685	$18,051	$16,889
Debt and lease liabilities, including current portion	$143	$102	$109

Note:

(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our revenue and profit depend on the prices for steelmaking coal, which are determined by the supply and demand for coal and influenced by global economic conditions and in particular steel production levels and demand for steel. Our products are normally sold at quarterly contract-priced sales and represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. Prices can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as most of our operating costs are incurred in Canadian dollars, and most of our revenue is denominated in U.S. dollars.

Profit and Adjusted Profit Attributable to the Business

In 2022, our profit attributable to the Business was $3.9 billion compared with $1.8 billion in 2021 and a loss of $22 million in 2020. The increase in profit in 2022 was driven by substantially higher steelmaking coal prices, partly offset by reduced sales volumes and higher unit costs compared with 2021. Profit in 2020 was negatively impacted due to the effects of COVID-19, which significantly reduced demand for steelmaking coal and prices.

Our profit over the past three years has included items that we segregate for presentation to investors so that the underlying profit of our business may be more clearly understood. Our adjusted profit attributable to the Business1, which takes these items into account, was $3.9 billion in 2022, $1.8 billion in 2021, and $75 million in 2020.

The following table shows the effect of these items on our profit (loss):

(CAD$ in millions)	2022	2021	2020
Profit (loss) attributable to the Business	$3,866	$1,786	$(22)

Add (deduct) on an after-tax basis:

COVID-19 costs	—	—	14
Environmental costs	4	3	45
Inventory write-downs (reversals)	—	(6)	36
Share-based compensation	19	5	2
Labour settlement	—	25	—
Other	(12)	16	—
Adjusted profit attributable to the Business(1)	$3,877	$1,829	$75

Note:

(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Adjusted profit attributable to the Business in 2022 increased substantially compared to 2021 primarily due to improvements in global steelmaking coal prices partly offset by lower sales volumes and higher unit operating costs. In 2020, as outlined below, uncertainty around COVID-19 pandemic negatively impacted global business conditions, commodity prices and steelmaking coal markets.

COVID-19 Financial Impact

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce were far-reaching.

During 2020, the COVID-19 pandemic had a significant negative effect on prices and demand for our products and on our financial results. As a result of the pandemic, during the second quarter of 2020, we had to temporarily reduce production at our operations. We incurred idle labour and other non-productive costs while production was temporarily reduced and these costs were adjusted for in our adjusted profit to the Business calculation, noted above.

COVID-19 operating protocols remain in place across our operations, with a continued focus on preventive measures, controls and compliance processes, and the integration of these actions into our operations and business planning. Operating our mines at full production in a COVID-19 environment increases certain costs, such as medical testing, safety equipment, safety supplies, additional transportation costs, accommodation costs for social distancing, and increased absenteeism, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted profit attributable to the Business calculation.

In 2022 and 2021, we continued to maintain the safety of our workforce and the communities in which we operate, while mitigating the operational impacts on our business. Throughout 2022, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2022 and 2021, we did not record any amounts specifically identified as COVID-19 costs in other operating income (expense).

We recorded approximately $17 million of abnormal costs related to reduced operations in 2020 recorded in cost of sales.

Revenue

Sales of our products are recognized into revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer or agreed destination, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. For sales of steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer.

For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments for steelmaking coal up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense.

In 2022, revenue increased to $10.4 billion compared with $6.2 billion in 2021 and $3.2 billion in 2020. The increase in 2022 was mainly due to a 70% increase in steelmaking coal prices, partly offset by slightly lower sales volumes. The significant revenue decrease in 2020 was due to a substantial decline in steelmaking coal prices and a decrease in sales volumes due to the impacts of COVID-19 in 2020, which impacted demand for our products and substantially reduced prices in 2020.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization.

Gross profit in 2022 was $6.4 billion compared with $2.8 billion in 2021 and $259 million in 2020. Substantially higher steelmaking coal prices contributed to a strong operating performance in 2022 when compared to 2021. Our average realized steelmaking coal selling price in 2022 increased to US$355 per tonne, compared with US$209 per tonne in 2021. Gross profit in 2021 was higher than 2020 due to significantly higher steelmaking coal prices combined with increased sales and production volumes, despite ongoing COVID-19 impacts. .

Gross profit in 2020 was substantially lower largely due to COVID-19, which impacted demand for our products and substantially reduced prices in 2020. In addition, logistics chain disruptions early in the year and a planned extended shutdown at Neptune, resulted in lower production and sales volumes in 2020.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic location of our operations, we are highly dependent on third parties for the provision of rail, port, and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems, other factors and rail and port capacity issues can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies, and by strip ratios, haul distances, distribution costs, commodity prices, foreign exchange rates, costs related to non-routine maintenance projects, and our ability to manage these costs. Production volumes mainly affect our variable operating and our distribution costs.

Cost of sales were $4.0 billion in 2022 compared with $3.5 billion in 2021 and $3.0 billion in 2020. Adjusted site cash cost of sales1 in 2022 was $91 per tonne, significantly higher than $66 per tonne in 2021. The increase in the cost of sales in 2022 was driven primarily by the effect of lower production volumes and continued inflationary pressures, most notably diesel prices, as well as higher profit-based compensation. Despite challenges in 2021, which included logistic disruptions, on-going COVID-19 absenteeism impacts, and inflationary cost pressures, these items were mainly offset by a substantial recovery to full production rates and the structural change in our cost base as a result of considerably higher production from our Elkview processing plant. As a result, adjusted site cash cost of sales in 2021 was $66 per tonne, slightly higher than $63 per tonne in 2020.

Transportation costs in 2022 were $47 per tonne compared with $44 per tonne in 2021 and $41 per tonne in 2020. The increase in 2022 was primarily due to extraordinary vessel demurrage charges incurred as a result of rail and port service disruptions caused by severe weather early in 2022 and in December 2022. In addition, during 2022 we incurred higher rail fuel surcharges, as the average WTI oil price during 2022 was approximately 45% higher than 2021. These increases were partly offset by lower port costs, driven by a higher percentage of sales volumes loaded through Neptune.

The tables below report the components of our unit costs1 in Canadian and equivalent U.S. dollars.

(amounts reported in CAD$ per tonne)	2022	2021	2020

Adjusted site cash cost of sales(1)	$91	$66	$63

Transportation costs	47	44	41

Inventory write-down (reversals)	—	—	3

Labour settlement	—	2	—
Elkview shutdown	1	—	—

Unit costs(1)	$139	$112	$107

(amounts reported in US$ per tonne)	2022	2021	2020

Adjusted site cash cost of sales(1)	$70	$53	$47

Transportation costs	36	35	31

Inventory write-down (reversals)	—	—	2

Labour settlement	—	2	—
Elkview shutdown	—	—	—

Unit costs(1)	$106	$90	$80

Note:

(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Other Expenses

General and administration expenses in 2022 were $17 million compared with $14 million in 2021 and $11 million in 2020.

Research and innovation expenses in 2022 were $30 million compared with $46 million in 2021 and $23 million in 2020. These expenses include our initiatives for developing and implementing environmental technology improvements at our operations. In 2021, expenditures were higher than 2022 and prior years due to additional initiatives for water quality projects.

Other operating income (expense) in 2022 was $281 million of other operating expense compared to $230 million of other operating income in million 2021 and $110 million of other operating expenses in 2020. In 2022, the largest item included in other operating expense was $186 million of negative settlement pricing adjustments. Other items in 2022 included $32 million expense for take or pay contract costs and $30 million of share-based compensation. In 2021, the largest item included in other operating income was $264 million of positive settlement pricing adjustments as a result of rising pricing during 2021. In 2020, negative price adjustments were $24 million.

Profit attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Elkview operations.

Income Taxes

Provision for income and resource taxes was $2.1 billion in 2022 compared to $1.0 billion in 2021 and $94 million in 2020, or 34% of pre-tax profit in 2022 compared to 35% in 2021 and 118% in 2020. The effective tax rate in each of these years is higher than the Canadian statutory income tax rate of 27% due mainly to resource taxes and the non-recognition of a deferred tax asset to the extent of projected future non-deductible decommissioning and restoration expenditures.

Financial Position and Liquidity

Prior to the Arrangement, the Steelmaking Coal Operations relied on Teck (the Owner) for funding as Teck manages its liquidity requirements at the corporate level and funds its operations as required. For this reason, the Steelmaking Coal Operations have not raised capital, and did not historically have access to credit facilities as a stand-alone entity.

Cash Flow – Operating Activities

Cash flow from operations was $6.6 billion in 2022, compared with $3.0 billion in 2021, and $911 million in 2020. The changes in cash outflows from operations in 2022, compared to 2021, was mainly due to a substantial increase in steelmaking coal prices, partially offset by higher unit operating costs and reduced sales volumes. Cash flow from operations in 2021 increased from 2020 primarily, as steelmaking coal prices and sales volumes increased following the negative impacts of COVID-19 during 2020.

Cash Flow – Investing Activities

Expenditures on property, plant and equipment were $550 million in 2022 compared with $916 million in 2021 and $981 million in 2020.

Capital spending in 2022 included $520 million for sustaining capital, including water projects, and $30 million for growth capital. Capital spending in 2021 included $476 million for sustaining capital, including water, and $440 million for growth capital, which includes $350 million for the Neptune upgrade project. Capital spending in 2020 included $570 million for sustaining capital, including water, and $411 million for growth capital, which includes $379 million for the Neptune upgrade project.

Capitalized production stripping costs were $617 million in 2022, compared with $369 million in 2021 and $302 million in 2020. The majority of these costs represent the advancement of pits for future production. Stripping costs were higher in 2022 primarily due to Elkview operations focusing on pre-stripping activities during the two-month plant outage while repairs to the plant feed conveyor took place. In addition, higher stripping costs also reflect the impact of inflationary cost pressures across our operations.

Cash Flow – Financing Activities

Steelmaking Coal Operations retain a minimal cash balance and rely on the Owner to manage its liquidity requirements. The liquidity requirements are managed by way of daily funding to or from the Owner and by an annual distribution to the Owner as further described below.

Funding repayments to the Owner were $3.3 billion in 2022 compared with $1.6 billion in 2021, and with $1.9 billion of funding received from the Owner in 2020. These amounts represent the net daily cash transactions with the Owner that can fluctuate significantly over the course of a year. Typical funding transactions with the Owner include steelmaking coal revenue receipts, which can be volatile depending on the underlying steelmaking coal prices and timing of sales, capital expenditure spending levels and operating cost amounts that depend on varying production levels.

Distributions to the Owner were $2.0 billion in 2022 compared with $72 million in 2021, and $1.5 billion in 2020. These amounts represent annual cash distributions to the Owner and are dependent on available cash balances that are retained in the Business when the distribution is determined.

Outlook

The sales of our steelmaking coal products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in Canadian dollars. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to steelmaking coal prices.

Commodity and steelmaking coal markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices for the steelmaking coal products we produce.

We remain confident in the longer-term outlook for our steelmaking coal products that we produce; however, the extent, duration and impacts that COVID-19 may have on demand and prices for our steelmaking coal products, on our suppliers and employees and on global financial markets in the future are uncertain and could be material. As well, the predicted impact of monetary policy aimed at curtailing inflation in various jurisdictions on economic growth and demand for our products is uncertain and could be material.

Commodity Prices and Sensitivities

Steelmaking coal prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of reserves, difficulties in finding new reserves, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole, although current high steelmaking coal prices can be expected to generate a supply response over time.

The sensitivity of our annual profit and EBITDA1 to changes in the Canadian/U.S. dollar exchange rate and steelmaking coal prices, based on our expected 2023 mid-range production volume estimate, and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2023 Mid-Range Production Estimate(1)	Change	Estimated Effect of Change On Profit(2) ($ in millions)	Estimated Effect on EBITDA(2) ($ in millions)
US$ exchange		CAD$0.01	$38	$60
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$19	$29

Notes:

(1)	Production estimate is subject to change based on market and operating conditions.
(2)

The effect on our profit and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and revenue to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

Guidance

Our 2023 annual guidance is outlined in detail below.

Like others in the industry, we are seeing inflationary cost pressures, notably in diesel prices, mill steel, supplies, and replacement parts and labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our 2022 operating costs and we expect continued upward pressure on our cash unit costs into 2023.

We entered 2023 with higher-than-normal steelmaking coal inventories, as extreme weather events in December 2022 impacted our logistics chain resulting in sales volumes being lower than expected in the fourth quarter of 2022. We expect the 2022 fourth quarter deferred sales will be largely recovered in the first half of 2023, and inventories will return to low levels. We expect sales to be between 6.0 and 6.4 million tonnes for the first quarter of 2023, as we ramp back up to planned logistics operating rates.

Production Guidance

Our annual steelmaking coal production capacity across our four operating mines in the Elk Valley is approximately 26 to 27 million tonnes, and we operated at those levels for most of the period from 2014 to 2019. Over the past three years, external challenges, and more recently, reliability issues at Elkview, have impacted our ability to operate at those levels. These include severe weather-related events including rain, flooding, extreme cold and wildfire events in 2021, and the COVID-19 pandemic and associated ongoing global disruption to supply chains and labour availability.

We expect 2023 annual steelmaking coal production in the range of 24 to 26 million tonnes. Labour constraints are expected to continue to negatively impact equipment operating hours despite improved workforce attraction and retention as a result of initiatives implemented in 2022. We updated our 2024 to 2026 steelmaking coal guidance to 25 to 27 million tonnes per year to reflect uncertainties related to ongoing labour impacts and the increasing frequency of adverse weather events.

Unit Cost Guidance

We expect 2023 adjusted site cash cost of sales1 in the range of $88 and $96 per tonne. Relative to 2022, we anticipate favourable mining drivers, lower profit-based costs and an increased rate of capitalization of stripping in 2023 that will be offset by continued inflationary pressures. Major plant maintenance is scheduled to take place in the second and third quarters, resulting in expected adjusted site cash cost of sales1 to be at or above the upper end of the guidance range in those quarters, offset with lower costs in the first and fourth quarters. Inflationary pressures remain the primary driver of unit cost1 increases over historical periods, which are expected to be more than offset by the strong steelmaking coal prices supported by global supply constraints.

Transportation unit costs for 2023 are expected to be between $45 and $48 per tonne, including costs at or above the high end of our annual guidance range in the first quarter of 2023 due to the impact of logistics disruptions late in 2022. Savings associated with higher sales volumes through our expanded Neptune terminal are expected to be partially offset by inflationary pressures that are expected to continue through 2023.

Capital Expenditure Guidance

Capital expenditures for 2023 are expected to be approximately $790 million, including $220 million related to water treatment. Total capital also includes $30 million of growth investment focused on improvement initiatives and supply chain optimization, and $540 million of sustaining capital supporting operations and the development of mining areas such as the Elkview AMC project. Capital is expected to remain in this range for the next couple of years as we develop further water treatment facilities, bring the Elkview AMC project online and continue to invest in future mine development.

Capitalized stripping costs are expected to be approximately $750 million in 2023. This is an increase from 2022 due to continued inflationary pressures, largely in mine and maintenance costs, and a notable peak period of capitalized stripping to advance the development of mine pits to support future production, partly as a result of the additional indigenous engagement required in connection with the Fording River Extension permitting process.

Guidance Summary

The table below shows our share of production for 2022 and guidance for production in 2023 as well as the following three years. Guidance for unit costs and capital expenditure is provided for 2023 only.

	2022 Actual	Guidance 2023(3)	Three-Year Guidance 2024 - 2026(3)
Production
Steelmaking coal (million tonnes)(2)(3)	21.5	24.0 - 26.0	25.0 - 27.0
Unit cost (CAD$/tonne)
Adjusted site cash cost of sales(1)	91	88 - 96	N/A
Transportation costs	47	45 - 48	N/A
Capital expenditure ($ in millions)
Sustaining capital	520	760	N/A
Growth	30	30	N/A
Capitalized production stripping costs	617	750	N/A

Note:

(1)	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
(2)

For 2022 and prior periods, we include 100% of production from our Elkview mine in our production volumes, even though we did not own 100% of the operation in 2022 and prior periods because we fully consolidate their results in our financial statements. For 2022 and prior periods, we include 80% of production volumes from the Greenhills mine representing our proportionate ownership interest in the operation.

(3)	For 2023 guidance and all future guidance, 100% ownership of all mines, including Greenhills, is reflected in our guidance.

Areas of Judgment and Estimation Uncertainty

In preparing the combined carve-out financial statements, we make judgments in applying accounting policies. The judgments that have the most significant effect on the amounts recognized in the combined carve-out financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing the combined carve-out financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in these combined carve-out financial statements within the next year.

a)	Areas of Judgment

Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment includes, but is not limited to, market transactions for similar assets, steelmaking coal prices, interest rates, foreign exchange rates, reserves and resources, mine plans and operating results.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the combined carve-out statements of financial position and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to comprehensive income (loss).

b)	Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, internally prepared discounted cash flow models are used to determine the recoverable amount of respective assets. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include steelmaking coal prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in comprehensive income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects. Assumptions used include production costs, mining and processing recoveries, sales volumes, long-term steelmaking coal prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons but will be affected by forecasted steelmaking coal prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the statements of financial position date. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and Elk Valley Resources’ credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statements of comprehensive income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, income (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

c)	Effects of COVID-19

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19. Operating our mines at full production in a COVID-19 environment increases certain costs for medical testing, safety equipment, safety supplies and additional transportation and accommodation for social distancing, among other things.

In 2022 and 2021, we continued to maintain the safety of our workforce and the communities in which we operate, while mitigating the operational impacts on our business. Throughout 2022 and 2021, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2022 and 2021, the Steelmaking Coal Business did not record any amounts specifically identified as COVID-19 costs in other operating income (expense).

The Steelmaking Coal Business recorded approximately $17 million of abnormal costs related to reduced operations in 2020 recorded in cost of sales.

Adoption of New Accounting Standards and Accounting Developments

New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

As at December 31, 2022, we have completed an analysis of these amendments and have determined that there will be no effect on our financial results on adoption of the amendments.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented.

These amendments do not have an effect on our financial statements, as we currently follow the accounting treatment proposed by the amendments. Therefore, we have early-adopted these amendments on January 1, 2022.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years	Total
Lease liabilities	$58	$40	$11	$89	$198

Obligations to Neptune Bulk Terminals	9	44	41	167	261

Minimum purchase obligations(1)

Equipment, supplies and other purchases	104	12	7	—	123

Shipping and distribution	159	326	281	—	766

Pension funding	2	—	—	—	2

Other non-pension post-retirement benefits	2	2	2	42	48

Decommissioning and restoration provision(2)	117	160	87	711	1,075

Other long-term liabilities	47	—	—	—	47
	$498	$584	$429	$1,009	$2,520

Notes:

(1)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(2)

We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 6.13% and 8.07% and an inflation factor of 2.00%.

Use of Non-GAAP Financial Measures and Ratios

Our financial results are prepared in accordance with IFRS as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to the Business: For adjusted profit attributable to the Business, we adjust profit attributable to the Business as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted profit attributable to the Business and EBITDA allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and distribute cash.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business.

Profit and Adjusted Profit Attributable to the Business

(CAD$ in millions)	2022	2021	2020
Profit (loss) attributable to the Business	$3,866	$1,786	$(22)
Add (deduct) on an after-tax basis:
COVID-19 costs	—	—	14
Environmental costs	4	3	45
Inventory write-downs (reversals)	—	(6)	36
Share-based compensation	19	5	2
Labour settlement	—	25	—
Other	(12)	16	—
Adjusted profit attributable to the Business	$3,877	$1,829	$75

Reconciliation of EBITDA

(CAD$ in millions)	2022	2021	2020
Profit before taxes	$5,997	$2,857	$80
Finance expense	77	81	46
Depreciation and amortization	962	870	714
EBITDA	$7,036	$3,808	$840

Reconciliation of Gross Profit Before Depreciation and Amortization

(CAD$ in millions)	2022	2021	2020
Gross profit	$6,367	$2,768	$259
Depreciation and amortization	962	870	714
Gross profit before depreciation and amortization	$7,329	$3,638	$973

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2022	2021	2020
Cost of sales as reported	$4,042	$3,479	$2,966
Less:
Transportation	(1,053)	(1,036)	(868)
Depreciation and amortization	(962)	(870)	(714)
Inventory provision (write-down) reversal	—	9	(57)
Labour settlement	—	(39)	(4)
Elkview shutdown	(14)	—	—
Adjusted site cost of sales	$2,013	$1,543	$1,323
Tonnes sold (millions)	22.2	23.3	21.0
Per unit amounts – CAD$/tonne
Adjusted site cost of sales	$91	$66	$63
Transportation costs	47	44	41
Inventory provision (write-down) reversal	—	—	3
Labour settlement	—	2	—
Elkview shutdown	1	—	—
Unit costs – CAD$/tonne	$139	$112	$107
US$ amounts(1)	$1.30	$1.25	$1.34
Average exchange rate (CAD$ per US$1.00)
Per unit amounts – US$/tonne
Adjusted site cost of sales	$70	$53	$47
Transportation	36	35	31
Inventory provision (write-down) reversal	—	—	2
Labour settlement	—	2	—
Elkview shutdown	—	—	—
Unit costs – US$/tonne	$106	$90	$80

Note:

(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

APPENDIX M

PRO FORMA FINANCIAL STATEMENTS OF EVR

Elk Valley Resources Ltd.

Pro Forma Consolidated Financial Statements

As at and for the Year Ended December 31, 2022

(Unaudited)

Elk Valley Resources Ltd.

Pro Forma Consolidated Statement of Income (unaudited)

Year Ended December 31, 2022

(CAD$ in millions, except for share data)	Elk Valley Resources	Steelmaking Coal Operations	Pro forma adjustments	Note	Elk Valley Resources Consolidated Pro Forma
Revenue	$—	$10,409	$383	5a)	$10,792
Cost of sales	—	(4,042)	(115)	5a)	(4,157)
Gross profit	—	6,367	268		6,635
Other operating expenses
General and administration	—	(17)	(1)	5a)	(18)
Research and innovation	—	(30)	(1)	5a)	(31)
Other operating expense	—	(281)	(2)	5a)	(283)
Profit from operations	—	6,039	264		6,303
Finance expense	—	(77)	(579)	5a), 5b), 5c)	(656)
Foreign exchange gain	—	35	—		35
Remeasurement of royalty	—	—	(27)	5d)	(27)
Profit before taxes	—	5,997	(342)		5,655
Recovery of (provision for) income taxes	—	(2,052)	275	5e)	(1,777)
Profit for the period	$—	$3,945	$(67)		$3,878

Profit attributable to:
Shareholders of the Company	$—	$3,866	$12	5f)	$3,878
Non-controlling interests	—	79	(79)	5f)	—
Profit for the period	$—	$3,945	$(67)		$3,878

Earnings per share
Basic	$—			10	$66.05
Diluted	$—			10	$66.05
Weighted average shares outstanding (millions)	—		58.7		58.7
Weighted average diluted shares outstanding (millions)	—		58.7		58.7
Shares outstanding at end of year (millions)	—		58.7		58.7

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Elk Valley Resources Ltd.

Pro Forma Consolidated Balance Sheet (unaudited)

As at December 31, 2022

(CAD$ in millions)	Elk Valley Resources	Steelmaking Coal Operations	Pro forma adjustments	Note	Elk Valley Resources Consolidated Pro Forma

ASSETS
Current assets
Cash	$—	$7	$325	6a)	$332
Trade and settlement receivables	—	328	—		328
Inventories	—	933	29	6b)	962
Prepaids and other current assets	—	45	—		45
	—	1,313	354		1,667
Financial and other assets	—	135	—		135
Property, plant and equipment	—	15,615	225	6b)	15,840
Goodwill	—	702	—		702
	$—	$17,765	$579		$18,344
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$—	$855	$20	6b)	$875
Current portion of lease liabilities	—	56	2	6b)	58
Current portion of royalty liability	—	—	1,283	6c)	1,283
	—	911	1,305		2,216
Lease liabilities	—	87	1	6b)	88
Deferred income tax liabilities	—	4,414	30	6d)	4,444
Retirement benefit liabilities	—	73	—		73
Royalty liability	—	—	4,617	6c)	4,617
Preferred share liabilities	—	—	4,400	6e)	4,400
Provisions and other liabilities	—	1,147	91	6b), 6f)	1,238
	$—	$6,632	$10,444		$17,076
EQUITY
Owner’s net investment attributable to the Steelmaking Coal Operations	—	11,046	(11,046)	6g)	—
Owner’s net investment attributable to non-controlling interests of the Steelmaking Coal Operations	—	87	(87)	6h)	—
Other equity reserves	—	—	1,268	6d), 6i)	1,268
	—	11,133	(9,865)		1,268
	$—	$17,765	$579		$18,344

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

1.	Nature of Operations

Elk Valley Resources Ltd. (EVR, we, us, our or the Company) was incorporated under the Canada Business Corporations Act on July 20, 2022 as 14225708 Canada Inc. and amended its articles on January 13, 2023 to change its name to Elk Valley Resources Ltd. As at December 31, 2022, EVR was a wholly owned subsidiary of Teck Resources Limited. EVR’s head and registered office is located in Vancouver, British Columbia. For the period from the date of its incorporation on July 20, 2022 to December 31, 2022, EVR did not conduct any business activities other than those required for its formation and matters in contemplation of the Arrangement (as defined below).

2.	Description of the Arrangement

On February 18, 2023, Teck Resources Limited’s Board of Directors approved a reorganization of Teck Resources Limited (the Arrangement), pursuant to which Teck Resources Limited will split into two companies: Teck Resources Limited which, will be renamed Teck Metals Corp. (Teck) and Elk Valley Resources Ltd. EVR will own the Operations (as defined below) for steelmaking coal.

In connection with the Arrangement, Teck will transfer to EVR $325 million cash and its Steelmaking Coal Operations consisting of assets and liabilities related to:

•	Fording River operations;

•	Line Creek operations;

•	95% interest in the Elkview operations;

•	80% interest in the Greenhills operations;

•	Coal Mountain operations;

•	75% interest in the Elco property;

•	Teck Coal Limited;

•	6069789 Canada Inc.; and

•	46% interest in Neptune Bulk Terminals (Canada) Ltd.

(collectively, the Steelmaking Coal Operations); and

Teck will also transfer the following interests, which it acquired from the respective holders of the interests in connection with the Arrangement:

•	Nippon Steel Corporation (NSC)’s 2.5% non-controlling interest in the Elkview operations; and

•	POSCO Canada Limited (POSCAN)’s 2.5% non-controlling interest in the Elkview operations; and

•	POSCAN’s 20% interest in the Greenhills operations

(collectively, together with the Steelmaking Coal Operations, the Operations)

to EVR in exchange for:

•

An interest in a royalty (the Royalty), entitling the holders thereof to receive quarterly royalty payments equal to 60% of gross revenue, up to 90% of free cash flow as defined in the royalty agreement and subject to a minimum cash balance threshold. The royalty payments will terminate on the later of (1) such time that an aggregate amount of $7,005 million in royalty payments have been made to royalty holders, and (2) December 31, 2028 as described in Note 4;

•

First and second preferred shares in the capital of EVR (together, the Preferred Shares), which entitle the holders thereof to quarterly, fixed, cumulative, preferential cash dividends if, as and when declared by the Board of Directors of EVR, at an annual rate equal to 6.5% of the redemption amount per Preferred Share as described in Note 8. The Preferred

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

2.	Description of the Arrangement, continued

Shares are periodically redeemable at the option of EVR or the holders, based on EVR’s free cash flows after paying the royalty, and all outstanding Preferred Shares will be redeemed on the twenty-year anniversary of the original issuance date for payment in cash at a fixed redemption price per Preferred Share together with all accrued and unpaid dividends. The Preferred Shares are also retractable by the holders thereof in certain other circumstances. The Preferred Shares are expected to have an aggregate redemption amount of $4,400 million; and

•	EVR common shares as described in Note 9.

EVR will recognize the assets and liabilities of the Operations at Teck’s historical carrying amounts except for assets and liabilities attributable to the 20% interest in the Greenhills operations acquired by Teck from POSCAN immediately prior to the transfer of the Operations to EVR. The consideration for the 20% interest in the Greenhills operation has a fair value of $163 million that was allocated to the assets acquired and the liabilities assumed based on their relative fair values at the time of acquisition. The Royalty and Preferred Shares are initially recognized by EVR at fair value.

In connection with the Arrangement, Teck will distribute an aggregate $200 million cash and 87.5% of the total outstanding EVR common shares (on the basis of 0.1 EVR common share for every one share of Teck) to its shareholders in exchange for a reduction in the stated capital maintained in respect of the Teck shares. Teck shareholders will be able to elect to maximize the amount of cash they will receive in lieu of common shares of EVR or the number of EVR common shares they will receive, subject to allocation and proration procedures.

Teck will distribute the remaining EVR common shares, a portion of the Preferred Shares and an interest in the Royalty to POSCAN and an affiliate of NSC on the wind up of the affairs of the Elkview Mine Limited Partnership. POSCAN will receive a 2.5% interest in the Royalty valued at $148 million, Preferred Shares valued at $110 million, and 2.5% of the outstanding EVR common shares valued at $30 million. NSC will receive Preferred Shares valued at $5 million and 10% of the outstanding EVR common shares valued at $120 million.

In connection with the Arrangement, NSC will subscribe for Preferred Shares of EVR with an aggregate redemption amount of $435 million in exchange for cash. EVR will immediately use the $435 million of cash to redeem a portion of the first preferred shares held by Teck by way of special redemption in accordance with the terms of Preferred Shares resulting in no change to EVR’s cash balance. Teck will also sell an interest in the Royalty to NSC for $590 million cash.

Teck will retain 87.5% of each of the Royalty and the Preferred Shares, respectively, and will retain no EVR common shares.

Upon completion of the Arrangement, EVR’s share structure will consist of common shares and Preferred Shares. In addition, upon completion of the Arrangement, Teck will no longer control EVR or have significant influence over EVR.

The completion of the Arrangement and the related transactions with NSC and POSCO are subject to a number of conditions, including receipt of applicable regulatory, court and shareholder approvals. While the completion of the transactions with NSC and POSCO are subject to completion of the Arrangement, the completion of the additional investment transaction by NSC is not a condition to completion of the Arrangement.

3.	Basis of Preparation

These unaudited pro forma financial statements of EVR have been prepared for inclusion in the Information Circular of Teck dated March 23, 2023 relating to, among other things, the Arrangement. These unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with:

•	The audited financial statements of EVR as at December 31, 2022 and for the period from incorporation on July 20, 2022 to December 31, 2022; and

•	The audited combined carve-out financial statements of the Steelmaking Coal Operations as at and for the years ended December 31, 2022, 2021, and 2020.

These unaudited pro forma consolidated financial statements are prepared to give effect to and reflect the Arrangement as described in Note 2 as if:

•	The Arrangement occurred on January 1, 2022 for the purposes of the unaudited pro forma consolidated statement of income for the year ended December 31, 2022; and

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

3.	Basis of Preparation, continued

•	The Arrangement occurred on December 31, 2022 for the purpose of the unaudited pro forma consolidated balance sheet as at December 31, 2022.

These unaudited pro forma financial statements follow the same accounting policies and methods of application as those used in the audited combined carve-out financial statements of the Steelmaking Coal Operations for the years ended December 31, 2022, 2021, and 2020 except for the adoption of the significant accounting policies disclosed in Note 4.

The unaudited pro forma consolidated financial statements are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The pro forma consolidated financial statements are prepared for informational purposes only and do not include, among other things, adjustments related to estimated cost synergies, costs related to separation or reorganization activities, and transitional support agreement fees paid. Therefore, the pro forma information presented is not necessarily indicative of what EVR’s actual financial position and results of operations would have been had the arrangement been completed on the dates indicated, nor does it purport to project EVR’s future financial position or results of operations for any future period or as of any future date. Readers are urged to consider these factors carefully in evaluating the unaudited pro forma consolidated financial statements and are cautioned not to place undue reliance on these unaudited pro forma consolidated financial statements.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

4.	Significant Accounting Policies

Financial Instruments

We recognize financial assets and liabilities when we become a party to the contractual provisions of the instrument.

Royalty

The Royalty is recognized as a financial liability measured initially at fair value and subsequently at amortized cost. Quarterly royalty payments are equal to 60% of EVR’s gross revenue, up to 90% of free cash flow generated during the applicable quarter, after any dividend payments on the Preferred Shares and subject to a minimum cash balance threshold. Given the contractual cash flows payable under the Royalty are impacted by changing market and operational factors, contractual cash flows on the financial liability will be re-forecasted at the end of each reporting period and discounted at the instrument’s original effective interest rate. Any adjustments to the carrying value as a result of re-forecasting are recognized in the pro forma consolidated statement of income as remeasurement of the Royalty.

Preferred Shares

The Preferred Shares are recognized as financial liabilities measured initially at fair value and subsequently at amortized cost. Given the contractual cash flows payable under the Preferred Shares are impacted by changing market and operational factors, contractual cash flows of the financial liability will be re-forecasted at the end of each reporting period and discounted at the instrument’s original effective interest rate. Any adjustments to the carrying value as a result of re-forecasting are recognized in the pro forma consolidated statement of income as remeasurement of Preferred Shares.

5.	Adjustments to the Pro Forma Consolidated Statement of Income

a)      Additional revenue and expenses attributable to the 20% interest in the Greenhills operations, previously owned by POSCAN, have been recognized as EVR was transferred this interest in connection with the Arrangement as described in Note 2. Upon completion of the Arrangement, EVR owns 100% of the Greenhills operations. Below is a reconciliation of the adjustments to finance expense from Note 5(a) to (c):

(CAD$ in millions)	Amount
Finance expense attributable to 20% interest in the Greenhills operations Note 5(a)	$(4)
Accretion expense on the Royalty Note 5(b)	(289)
Interest expense on the Preferred Shares Note 5(c)	(286)
Total pro forma adjustments to finance expense for the year ended December 31, 2022	$(579)

b)      The Royalty is subsequently measured at amortized cost and therefore an adjustment for accretion expense of $289 million has been made using the effective interest rate method.

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

5.	Adjustments to the Pro Forma Consolidated Statement of Income, continued

c)      The Preferred Shares pay fixed, cumulative, preferential cash dividends at 6.5% of the redemption amount per Preferred Share and therefore an adjustment for interest expense of $286 million has been made. It is assumed that no redemptions of the Preferred Shares would be made in the year ended December 31, 2022.

d)      Contractual cash flows of the Royalty were re-forecasted as at December 31, 2022 resulting in an increase of $27 million to the carrying value of the Royalty, which is recognized as a remeasurement loss on the Royalty. The increase in carrying value of the Royalty is primarily attributable to changes to the forecast long-term steelmaking coal price from US$150/tonne on January 1, 2022 to US$185/tonne on December 31, 2022, partially offset by changes in the mine plan, which affects the expected amount of annual royalty payments and timing thereof over the term of the royalty.

e)      Tax expense is adjusted by a net current and deferred tax recovery of $275 million driven by the deductibility of the royalty payments for income tax purposes and the tax effect of other pro forma adjustments.

f)       To reclassify profit attributable to non-controlling interests to profit attributable to shareholders of the Company as EVR will own 100% of the Elkview operations upon completion of the Arrangement as described in Note 2.

6.	Adjustments to the Pro Forma Consolidated Balance Sheet

a)      Cash of $325 million is contributed by Teck pursuant to the Arrangement as described in Note 2.

b)      The assets and liabilities attributable to the 20% interest in the Greenhills operations were acquired for consideration with a fair value of $163 million, which has been allocated to the acquired assets and liabilities in proportion to their respective fair values.

c)      The Royalty is a financial liability initially recognized at fair value. The current and non-current portions recognized are $1,283 million and $4,617 million respectively. The significant assumptions used in the fair value measurement include the forecast production profile, estimated operating costs, capital expenditures, and the following:

Average real steelmaking coal price from 2023 to 2026	US$202/tonne
Long-term real steelmaking coal price	US$185/tonne
Real discount rate	5%
Long-term foreign exchange rate	1 U.S. to 1.30 Canadian dollars

These assumptions affect the amount and timing of projected royalty payments in determining the fair value measurement of the Royalty. The fair value is corroborated with the amount of cash expected to be paid by NSC for its acquisition of an interest in the royalty in connection with the Arrangement.

d)      The deferred tax liability has been adjusted by $30 million to account for taxable temporary differences driven by the pro forma adjustments. A deferred income tax asset has not been recognized in relation to the Royalty pursuant to the initial recognition exemption.

e)      The Preferred Shares are financial liabilities initially recognized at a fair value of $4,400 million. The significant assumptions used in the fair value measurement include the amount and timing of the available free cash flows after the Royalty has been fully repaid, which are affected by the assumptions listed above, and a discount rate of 6.5%. The fair value is corroborated with the amount of cash expected to be paid by NSC for its subscription of preferred shares in connection with the Arrangement.

f)       As part of the Arrangement, certain of Teck’s and its subsidiaries’ directors, officers and employees are expected to become directors, officers or employees of EVR or its subsidiaries, some of whom were previously granted cash-settled, share-based compensation awards under Teck’s long-term incentive compensation plans in the form of restricted share units (“RSUs”), performance share units (“PSUs”), performance deferred share units (“PDSUs”), or deferred share units (“DSUs”) and together with RSUs, PSUs, PDSUs (“Units”). Following closing of the Arrangement, EVR will directly or indirectly assume responsibility for the cost of payments made to these directors, officers and employees of EVR or any of its subsidiaries in respect of those Units, resulting in the recognition of approximately $23 million in provisions and other liabilities related to such Units.

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

6.	Adjustments to the Pro Forma Consolidated Balance Sheet, continued

g)      To eliminate owner’s net investment attributable to the Steelmaking Coal Operations.

h)      To eliminate owner’s net investment attributable to non-controlling interests of the Steelmaking Coal Operations.

i)       To reflect the net assets of the Steelmaking Coal Operations transferred to EVR by Teck, inclusive of the Royalty and the Preferred Shares in other equity reserves.

7.	Other Contractual Matters

a)      In connection with the Arrangement, there will be agreements with Teck, pursuant to which Teck and EVR will provide to each other certain services on a temporary basis for a monthly fee, including various information technology, financial, and administrative services. It is expected that the party providing the services would fully recover all out-of-pocket costs and expenses it incurs in connection with providing the services, plus, the allocated indirect costs of providing the services, where appropriate. The general and administration expenses of the Steelmaking Coal Operations include the allocation of certain Teck corporate costs, shared services and other related costs that benefit Steelmaking Coal Operations. As a stand-alone public company, it is expected that additional recurring costs will be incurred, including:

•

additional personnel and third party costs, including salaries, benefits, pension, potential bonuses and/or share-based compensation awards for staff additions to replace corporate and other services currently shared across all businesses;

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, transfer agent fees, stock exchange listing fees, consulting and legal fees;

•	costs to perform financial reporting and regulatory compliance, costs associated with information technology, investor relations, treasury and other general and administrative related functions;

•	insurance premiums;

•	costs related to sustainability and external affairs; and

•	depreciation and amortization related to new office leases and new information technology infrastructure investments.

No pro forma adjustments have been made to reflect the additional costs described above because they are projected amounts based on estimates and would not be objectively determinable.

b)      In order to fund the decommissioning and restoration provision recognized on the balance sheet over time, EVR is expected to establish an environmental stewardship trust (EST) and enter into an environmental stewardship program agreement in connection therewith. No adjustment related to the EST has been made in these pro forma financial statements as it is assumed that no contribution would be made to the environmental stewardship trust on the closing date of the Arrangement.

8.	Preferred Shares

Authorized:

The following classes of Preferred Shares are authorized:

(i)	EVR first preferred shares; and
(ii)	EVR second preferred shares.

Preferred Shares pay fixed, cumulative, preferential cash dividends, if, as and when declared by the EVR Board, payable quarterly, at an annual rate equal to 6.5% of the redemption amount per Preferred Share. The Preferred Shares are non-voting and are not convertible. The first preferred shares have a higher priority ranking than the second preferred shares with respect to dividends rights, redemptions, and the distribution of property upon the liquidation, dissolution or winding up of EVR. The second preferred shares cannot be redeemed while any first preferred shares are outstanding.

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

8.	Preferred Shares, continued

Outstanding Preferred Shares may be redeemed at the option of EVR or the holders of the Preferred Shares for payment in cash of a per share sum equal to the redemption amount, together with all accrued and unpaid dividends and subject to certain conditions as described in the accompanying Information Circular. All outstanding Preferred Shares will be mandatorily redeemed on the twenty-year anniversary of the original issuance date of the Preferred Shares.

9.	Common Shares

The Company has authorized an unlimited number of common shares.

Prior to the Arrangement, EVR has issued one common share at a price of $1. Pursuant to the Arrangement, the one EVR common share issued to Teck will be repurchased for cancellation for nominal consideration.

Common shares in the capital of EVR carry the right to one vote per share, and rank junior to the Preferred Shares in respect of dividends and distributions.

The movements in the number of common shares that will occur pursuant to the Arrangement are as follows:

Common Shares
Issued on incorporation	1
Repurchased for cancellation under the Arrangement	(1)
Issued under the Arrangement (shares in 000’s)	58,711
Balance end of period (shares in 000’s)	58,711

10.	Earnings Per Share

Pro forma basic and diluted earnings per share for the year ended December 31, 2022 are calculated based upon the weighted average number of EVR common shares that would have been outstanding, assuming that any shares issued under the Arrangement would have been issued and outstanding for the period presented and assuming that no other dilutive equity instruments are outstanding. The weighted average number of shares outstanding for the basic and diluted earnings per share calculations is assumed to be 59 million for the year ended December 31, 2022, for which 51 million common shares will be issued and distributed to Teck shareholders on the basis of 0.1 of an EVR common share for every one share of Teck, representing 87.5% of outstanding common shares of EVR.

The following table reconciles EVR’s pro forma basic and diluted earnings per share:

(CAD$ in millions, except per share data)	Year Ended December 31, 2022
Net basic and diluted profit attributable to shareholders of EVR	$3,878
Weighted average shares and diluted shares outstanding (000’s)	58,711
Pro forma basic earnings per share	$66.05
Pro forma diluted earnings per share	$66.05

APPENDIX N

PRO FORMA FINANCIAL STATEMENTS OF TECK

Teck Metals Corp.

Pro Forma Consolidated Financial Statements

As at and for the Year Ended December 31, 2022

(Unaudited)

Teck Metals Corp.

Pro Forma Consolidated Statement of Income (Loss) (unaudited)

Year Ended December 31, 2022

(CAD$ in millions, except for share data)	Teck Resources Limited	Deduct Steelmaking Coal Operations	Pro forma adjustments	Note	Teck Metals Consolidated Pro Forma
Revenue	$17,316	$(10,409)	$—		$6,907
Cost of sales	(8,745)	4,042	—		(4,703)
Gross profit	8,571	(6,367)	—		2,204
Other operating expenses
General and administration	(236)	17	—		(219)
Exploration	(90)	—	—		(90)
Research and innovation	(157)	30	—		(127)
Other operating expense	(1,102)	281	—		(821)
Profit from operations	6,986	(6,039)	—		947
Finance income	53	—	251	5a)	304
Finance expense	(203)	77			(126)
Non-operating income (expense)	(275)	(35)	(135)	5b)	(445)
Share of profit of associates and joint ventures	4	—	—		4
Loss on distribution of Steelmaking Coal Operations	—	—	(98)	5c)	(98)
Remeasurement of royalty	—	—	277	5d)	277
Profit from continuing operations before taxes	6,565	(5,997)	295		863
Provision for income taxes	(2,495)	2,052	(282)	5e)	(725)
Profit from continuing operations	$4,070	$(3,945)	$13		$138
Loss from discontinued operations	$(772)	$—	$—		$(772)
Profit (loss) for the year	$3,298	$(3,945)	$13		$(634)

Profit (loss) attributable to:
Shareholders of the Company	$3,317	$(3,866)	$13		$(536)
Non-controlling interests	(19)	(79)	—		(98)
Profit (loss) for the year	$3,298	$(3,945)	$13		$(634)
Earnings per share from continuing operations
Basic	$7.77			8	$0.45
Diluted	$7.63			8	$0.44
Earnings (loss) per share from discontinued operations
Basic and diluted	$(1.47)			8	$(1.47)
Earnings (loss) per share
Basic	$6.30			8	$(1.02)
Diluted	$6.19			8	$(1.02)
Weighted average shares outstanding (millions)	526.7	—			526.7
Weighted average diluted shares outstanding (millions)	535.9	—			535.9
Shares outstanding at end of year (millions)	513.7	—			513.7

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Teck Metals Corp.

Pro Forma Consolidated Balance Sheet (unaudited)

As at December 31, 2022

(CAD$ in millions)	Teck Resources Limited	Deduct Steelmaking Coal Operations	Pro forma adjustments	Note	Teck Metals Consolidated Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$1,883	$(7)	$500	6a), 6b), 6c), 6d)	$2,376
Current income taxes receivable	92	—	—		92
Trade and settlement receivables	1,527	(328)	—		1,199
Current portion of royalty asset	—	—	1,122	6e)	1,122
Inventories	2,685	(933)	—		1,752
Prepaids and other current assets	540	(45)	—		495
Assets held for sale	1,566	—	—		1,566
	8,293	(1,313)	1,622		8,602
Non-current assets held for sale	173	—	—		173
Financial and other assets	1,466	(135)	—		1,331
Royalty asset	—	—	4,040	6e)	4,040
Preferred share assets	—	—	3,850	6f)	3,850
Investments in associates and joint ventures	1,139	—	—		1,139
Property, plant and equipment	40,095	(15,615)	—		24,480
Deferred income tax assets	75	—	—		75
Goodwill	1,118	(702)	—		416
	$52,359	$(17,765)	$9,512		$44,106
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$4,367	$(855)	$135	6g)	$3,647
Current portion of debt	616	—	—		616
Current portion of lease liabilities	132	(56)	—		76
Current income tax payable	104	—	39	6h)	143
Liabilities associated with assets held for sale	645	—	—		645
	5,864	(911)	174		5,127
Debt	6,551	—	—		6,551
Lease liabilities	439	(87)	—		352
QB2 advances from SMM/SC	2,279	—	—		2,279
Deferred income tax liabilities	6,778	(4,414)	292	6i)	2,656
Retirement benefit liabilities	420	(73)	—		347
Provisions and other liabilities	3,517	(1,147)	(23)	6j)	2,347
	$25,848	$(6,632)	$443		$19,659
EQUITY
Attributable to shareholders of the Company	25,473	—	(1,977)	6a), 6g), 6h), 6i), 6k)	23,496
Attributable to non-controlling interests	1,038	—	(87)	6l)	951
Owner’s net investment attributable to the Steelmaking Coal Operations	—	(11,046)	11,046	6m)	—
Owner’s net investment attributable to non-controlling interests of the Steelmaking Coal Operations	—	(87)	87	6l)	—
	26,511	(11,133)	9,069		24,447
	$52,359	$(17,765)	$9,512		$44,106

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

1.	Nature of Operations

Teck Metals Corp. and its subsidiaries (Teck, we, us, our or the Company) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper and zinc. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	Description of the Arrangement

On February 18, 2023, Teck Resources Limited’s Board of Directors approved a reorganization of Teck Resources Limited’s business (the Arrangement), pursuant to which Teck Resources Limited will split into two companies: Teck Resources Limited, which will be renamed Teck Metals Corp.; and a newly incorporated wholly owned subsidiary, Elk Valley Resources Ltd. (EVR). EVR will own the Operations (as defined below) for steelmaking coal.

In connection with the Arrangement, we will transfer to EVR $325 million cash and our Steelmaking Coal Operations consisting of assets and liabilities related to:

•	Fording River operations;

•	Line Creek operations;

•	95% interest in the Elkview operations;

•	80% interest in the Greenhills operations;

•	Coal Mountain operations;

•	75% interest in the Elco property;

•	Teck Coal Limited;

•	6069789 Canada Inc.; and

•	46% interest in Neptune Bulk Terminals (Canada) Ltd.

(collectively, the Steelmaking Coal Operations); and

Teck will also transfer the following interests, which it acquired from the respective holders of the interests in connection with the Arrangement:

•	Nippon Steel Corporation (NSC)’s 2.5% non-controlling interest in the Elkview operations;

•	POSCO Canada Limited (POSCAN)’s 2.5% non-controlling interest in the Elkview operations; and

•	POSCAN’s 20% interest in the Greenhills operations

(collectively, together with the Steelmaking Coal Operations, the Operations)

to EVR in exchange for:

•

An interest in a royalty (the Royalty), entitling the holders thereof to receive quarterly royalty payments equal to 60% of gross revenue, up to 90% of free cash flow as defined in the royalty agreement and subject to a minimum cash balance threshold. The royalty payments will terminate on the later of (1) such time that an aggregate amount of $7,005 million in royalty payments have been made to royalty holders, and (2) December 31, 2028 as described in Note 4;

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

2.	Description of the Arrangement, continued

•

First and second preferred shares in the capital of EVR (together, the Preferred Shares), which entitle the holders thereof to quarterly, fixed, cumulative, preferential cash dividends, if, as and when declared by the Board of Directors of EVR, at an annual rate equal to 6.5% of the redemption amount per Preferred Share as described in Note 4. The Preferred Shares are periodically redeemable at the option of EVR or the holders based on EVR’s free cash flows after paying the royalty, and all outstanding Preferred Shares will be redeemed on the twenty-year anniversary of the original issuance date for payment in cash at a fixed redemption amount per Preferred Share together with all accrued and unpaid dividends. The Preferred Shares are also retractable by the holders thereof in certain other circumstances. The Preferred Shares are expected to have an aggregate redemption amount of $4,400 million; and

•	EVR common shares.

EVR was incorporated on July 20, 2022 for the purpose of effecting the Arrangement. For the period from the date of incorporation to December 31, 2022, EVR did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement.

Teck will transfer to EVR at its carrying amount the Steelmaking Coal Operations, $325 million in cash, and the 20% interest in the Greenhills operations that it acquired from the holder of this interest, POSCAN, in connection with the Arrangement. In return, Teck will receive the Royalty, the Preferred Shares, and EVR common shares, which will all be initially recognized at their fair values. Teck will then distribute an aggregate $200 million cash and 87.5% of the total outstanding EVR common shares (on the basis of 0.1 EVR common share for every one share of Teck) to its shareholders in exchange for a reduction in the stated capital maintained in respect of the Teck shares. Teck shareholders will be able to elect to maximize the amount of cash they will receive in lieu of common shares of EVR or the number of EVR common shares they will receive, subject to allocation and proration procedures.

Teck will distribute the remaining EVR common shares, a portion of the Preferred Shares and an interest in the Royalty to POSCAN and an affiliate of NSC on the wind up of the affairs of the Elkview Mine Limited Partnership. POSCAN will receive a 2.5% interest in the Royalty valued at $148 million, Preferred Shares valued at $110 million, and 2.5% of the outstanding EVR common shares valued at $30 million. NSC will receive Preferred Shares valued at $5 million and 10% of the outstanding EVR common shares valued at $120 million.

In connection with the Arrangement, NSC will subscribe for Preferred Shares of EVR with an aggregate redemption amount of $435 million in exchange for cash. EVR will immediately use the $435 million of cash to redeem a portion of the first preferred shares held by Teck by way of special redemption in accordance with the terms of Preferred Shares resulting in no change to EVR’s cash balance. Teck will also sell an interest in the Royalty to NSC for $590 million cash.

Teck will retain 87.5% of each of the Royalty and the Preferred Shares, respectively, and will retain no EVR common shares.

Upon completion of the Arrangement, EVR’s share structure will consist of common shares and Preferred Shares. In addition, upon completion of the Arrangement, Teck will no longer control EVR or have significant influence over EVR.

The completion of the Arrangement and the related transactions with NSC and POSCO are subject to a number of conditions, including receipt of applicable regulatory, court and shareholder approvals. While the completion of the transactions with NSC and POSCO are subject to completion of the Arrangement, the completion of the additional investment transaction by NSC is not a condition to completion of the Arrangement.

3.	Basis of Preparation

These unaudited pro forma consolidated financial statements of Teck have been prepared for inclusion in the Information Circular of Teck dated March 23, 2023 relating to, among other things, the Arrangement. These unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with:

•	The audited consolidated financial statements of Teck Resources Limited for the years ended December 31, 2022 and 2021;

•	The audited combined carve-out financial statements of Steelmaking Coal Operations as at and for the years ended December 31, 2022, 2021 and 2020; and

•	The audited financial statements of EVR as at December 31, 2022 and for the period from incorporation on July 20, 2022 to December 31, 2022

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

3.	Basis of Preparation, continued

To date, EVR has not had any operations; thus, it is not presented in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are prepared to give effect to and reflect the Arrangement as described in Note 2 as if:

•	The Arrangement occurred on January 1, 2022 for the purposes of the unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2022; and

•	The Arrangement occurred on December 31, 2022 for the purpose of the unaudited pro forma consolidated balance sheet as at December 31, 2022.

These unaudited pro forma consolidated financial statements follow the same accounting policies and methods of application as those used in the audited consolidated financial statements of Teck Resources Limited for the years ended December 31, 2022 and 2021, except for the adoption of the significant accounting policies disclosed in Note 4.

The unaudited pro forma consolidated financial statements are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The pro forma consolidated financial statements are prepared for informational purposes only and do not include, among other things, adjustments related to estimated cost synergies, costs related to separation or reorganization activities, and transitional support agreement fees earned. The pro forma information presented is not necessarily indicative of what Teck’s actual financial position and results of operations would have been had the arrangement been completed on the dates indicated, nor does it purport to project Teck’s future financial position or results of operations for any future period or as of any future date. Readers are urged to consider these factors carefully in evaluating the unaudited pro forma consolidated financial statements and are cautioned not to place undue reliance on these unaudited pro forma consolidated financial statements.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

4.	Significant Accounting Policies

Financial Instruments

We recognize financial assets and liabilities when we become a party to the contractual provisions of the instrument.

Royalty

The Royalty is recognized as a financial asset as it represents a contractual right to receive historically stable cash flows from the Steelmaking Coal Operations and exposure to non-financial risks related to the cash flows are limited. It is classified as fair value through profit (loss) (FVTPL) because quarterly royalty payments are equal to 60% of EVR’s gross revenue, up to 90% of free cash flow generated during the applicable quarter, after any dividend payments on the Preferred Shares and subject to a minimum cash balance threshold. These variable cash flows are not considered solely payment of principal and interest.

Preferred Shares

The Preferred Shares are recognized as financial assets as they represent a contractual right to receive cash through a fixed, cumulative dividend and have a mandatory redemption after 20 years from the original issuance date. They are classified as FVTPL because the redemption of the Preferred Shares is subject to the availability of free cash flow (after paying the royalty) which is variable in nature. As a result, the cash flows associated with the Preferred Shares are not considered solely payments of principal and interest.

International Financial Reporting Interpretations Committee (IFRIC) 17 – Distributions of Non-cash Assets to Owners

We have applied IFRIC 17 to the distribution of EVR common shares to shareholders of Teck, whereby the distribution is made at the fair value of the shares distributed. Any difference between the fair value of the shares distributed and the carrying amount is recognized in profit or loss.

5.	Adjustments to the Pro Forma Consolidated Statement of Income (Loss)

a)	Cumulative dividend income of $251 million is accrued on Preferred Shares at an annual rate equal to 6.5% of the aggregate redemption amount of the Preferred Shares.

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

5.	Adjustments to the Pro Forma Consolidated Statement of Income (Loss), continued

b)	Estimated transaction costs to be incurred upon completion of the Arrangement of $135 million have been recognized in the pro forma consolidated statement of income (loss).

c)

The distribution of EVR common shares to Teck shareholders is recognized in accordance with IFRIC 17 as a reduction to equity at the fair value of the Steelmaking Coal Operations. At the time of distribution, the fair value of the Steelmaking Coal Operations includes the value of the Royalty and Preferred Shares, which represent liabilities to the Steelmaking Coal Operations and a reduction to both the fair value and carrying value of the business. The difference between the fair value and the carrying value of the business distributed is recorded as a loss on distribution in the pro forma consolidated statement of income (loss).

(CAD$ in millions)	Amount
Fair value of the Steelmaking Coal Operations, including Royalty and Preferred Shares	$1,050
Less: Carrying value of the Steelmaking Coal Operations, including Royalty and Preferred Shares	(1,148)
Loss on distribution of the Steelmaking Coal Operations	$(98)

d)

The Royalty is measured at fair value through profit (loss) at each reporting period. A remeasurement gain of $277 million has been recognized in the year, primarily attributable to changes to the forecast long-term steelmaking coal price from US$150/tonne on January 1, 2022 to US$185/tonne on December 31, 2022, partially offset by changes in the mine plan, which affects the expected amount of annual royalty payments and timing thereof over the term of the royalty.

e)

Tax expense is adjusted by (i) $210 million in connection with the Royalty payments received in the year and the remeasurement of the Royalty asset, (ii) a $65 million one-time net current tax expense from the Arrangement, and (iii) $7 million of other tax expense net of recoveries.

6.	Adjustments to the Pro Forma Consolidated Balance Sheet

a)	Cash of $200 million in aggregate is distributed to Teck shareholders pursuant to the Arrangement as described in Note 2.

b)	Cash of $325 million is contributed to EVR pursuant to the Arrangement as described in Note 2.

c)

Cash of $435 million is received on the redemption of first preferred shares held by Teck by way of special redemption exercised by EVR in accordance with the terms of the Preferred Shares as described in Note 2.

d)	Cash of $590 million is received from NSC on the disposition of a portion of the Royalty as described in Note 2.

Below is a reconciliation of the adjustments to cash from Note 6(a) to (d):

(CAD$ in millions)	Amount
Cash paid to cash electing Teck shareholders in lieu of EVR common shares Note 6(a)	$(200)
Cash contributed to EVR Note 6(b)	(325)
Cash received on redemption of first preferred shares Note 6(c)	435
Cash received on disposition of royalty interest Note 6(d)	590
Total pro forma adjustments to cash as at December 31, 2022	$500

e)

The Royalty is a financial asset recognized at fair value. The current and non-current portions recognized are $1,122 million and $4,040 million respectively. The significant assumptions used in the fair value measurement include the forecast production profile, estimated operating costs and capital expenditures, and the following:

Average real steelmaking coal price from 2023 to 2026	US$202/tonne
Long-term real steelmaking coal price	US$185/tonne
Real discount rate	5%
Long-term foreign exchange rate	1 U.S. to 1.30 Canadian dollars

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

6.	Adjustments to the Pro Forma Consolidated Balance Sheet, continued

These assumptions affect the amount and timing of projected royalty payments in determining the fair value measurement of the Royalty. The fair value is corroborated with the amount of cash expected to be paid by NSC for its acquisition of an interest in the royalty in connection with the Arrangement.

f)

The Preferred Shares are financial assets recognized at a fair value of $3,850 million. The significant assumptions used in the fair value measurement include the amount and timing of the available free cash flows after the Royalty has been fully repaid, which are affected by the assumptions listed above, and the discount rate of 6.5%. The fair value is corroborated with the amount of cash expected to be paid by NSC for its subscription of preferred shares in connection with the Arrangement.

g)	Additional transaction costs related to the Arrangement are anticipated to be incurred as described in Note 5(b) above for which pro forma adjustments have been made.

h)	Current income tax payable is increased by $39 million in connection with a one-time net current tax expense from the Arrangement and other tax expense net of recoveries.

i)

Deferred income tax liabilities increased by $292 million due to the utilization of tax pools and the reversal of the deferred tax recovery on mining taxes previously recognized in respect of our Steelmaking Coal operations.

As at December 31, 2022, the Company had additional $2,035 million of cumulative Canadian development expenses, which may be deducted at a rate of 30% per year on a declining balance basis. Deferred income tax liabilities of approximately $942 million in connection with the Royalty and Preferred Shares have not been recognized pursuant to the initial recognition exemption.

j)

As part of the Arrangement, certain of Teck’s and its subsidiaries’ directors, officers and employees are expected to become directors, officers or employees of EVR or its subsidiaries, some of whom were previously granted cash-settled, share-based compensation awards under Teck’s long-term incentive compensation plans in the form of restricted share units (“RSUs”), performance share units (“PSUs”), performance deferred share units (“PDSUs”), or deferred share units (“DSUs”) and together with RSUs, PSUs, PDSUs (“Units”). Following closing of the Arrangement, EVR will directly or indirectly assume responsibility for the cost of payments made to these directors, officers and employees of EVR or any of its subsidiaries in respect of those Units, resulting in the derecognition of approximately $23 million in provisions and other liabilities related to such Units.

k)	Below is a reconciliation of equity attributable to shareholders of the Company as at December 31, 2022:

(CAD$ in millions)	Amount
Equity attributable to shareholders of the Company prior to the Arrangement	$25,473
Distribution of EVR common shares to Teck shareholders Note 5(c)	(1,050)
Loss on distribution of the Steelmaking Coal Operations Note 5(c)	(98)
Accrued transaction costs Note 6(g)	(135)
Loss on settlement of NCI in the Operations Note 2	(163)
Current and deferred tax liabilities Note 6(h) and 6(i)	(331)
Cash paid to cash electing Teck shareholders in lieu of EVR common shares Note 6(a)	(200)
Subtotal	$(1,977)
Equity attributable to shareholders of the Company	$23,496

l)	To reclassify and eliminate owner’s net investment attributable to non-controlling interests of the Steelmaking Coal Operations from equity attributable to non-controlling interests.

m)	To eliminate owner’s net investment attributable to the Steelmaking Coal Operations.

7.	Other Contractual Matters

In connection with the Arrangement, there will be agreements with EVR, pursuant to which Teck and EVR will provide to each other certain services on a temporary basis for a monthly fee, including various information technology, financial, and administrative services. It is expected that the party providing the services would fully recover all out-of-pocket costs and expenses it incurs in connection with providing the services, plus, the allocated indirect costs of providing the services, where appropriate. The general

Notes to the Pro Forma Consolidated Financial Statements (unaudited)

As at and for the Year Ended December 31, 2022

7.	Other Contractual Matters, continued

and administration expenses of the Steelmaking Coal Operations include the allocation of certain Teck corporate costs, shared services and other related costs that benefit Steelmaking Coal Operations. We expect EVR, as stand-alone company, to incur additional recurring costs, including:

•

additional personnel and third party costs, including salaries, benefits, pension, potential bonuses and/or share-based compensation awards for staff additions to replace corporate and other services currently shared across all businesses;

•	corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, transfer agent fees, consulting and legal fees;

•

costs to perform financial reporting and regulatory compliance, costs associated with information technology, marketing, logistics, investor relations, treasury and other general and administrative related functions;

•	insurance premiums;

•	costs related to sustainability and external affairs; and

•	depreciation and amortization related to new office leases and new information technology infrastructure investments.

No pro forma adjustments have been made to reflect the additional costs described above because they are projected amounts based on estimates and would not be objectively determinable.

8.	Earnings (Loss) Per Share

Pro forma basic and diluted earnings (loss) per share for the year ended December 31, 2022 are calculated based upon the weighted average number of shares of the Company that would have been outstanding for the period presented upon execution of the Arrangement. The Arrangement does not result in issuance of additional shares of the Company or instruments that are convertible into shares of the Company. As at December 31, 2022, the weighted average shares and diluted shares outstanding in the pro forma consolidated financial statements are therefore the same as those in the annual consolidated financial statements.

Since there is a net loss attributable to shareholders of the Company in the pro forma consolidated statement of income (loss) for the year ended December 31, 2022, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same.

The following table reconciles the Company’s pro forma basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	Year Ended December 31, 2022
Net basic and diluted profit from continuing operations	$138
Net basic and diluted loss attributable to non-controlling interest	$(98)
Net basic and diluted profit attributable to shareholders of the Company from continuing operations	$236
Net basic and diluted loss attributable to shareholders of the Company from discontinued operations	$(772)
Net basic and diluted loss attributable to shareholders of the Company	$(536)
Weighted average shares outstanding (000’s)	526,718
Weighted average diluted shares outstanding (000’s)	535,854
Earnings per share from continuing operations
Basic	$0.45
Diluted	$0.44
Earnings (loss) per share from discontinued operations
Basic and diluted	$(1.47)
Pro forma basic earnings (loss) per share	$(1.02)
Pro forma diluted earnings (loss) per share	$(1.02)

APPENDIX O

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT (AS MODIFIED) –

DISSENT RIGHTS

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, on or before 5:00 p.m. (Pacific Time) two business days prior to the meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith re-turn the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section, except where a dissenting shareholder is ultimately determined not to be entitled for any reason to be paid by the corporation the fair value for their shares, and such shareholder will be deemed to again be a holder of the shares held by such shareholder immediately prior to the exercise of such dissent rights, and to have participated in the Dual Class Amendment, if applicable, and to otherwise be reinstated to their full rights as a holder of such shares effective, in respect of each such shareholder, only as of the earlier of:

(a)	the date that is 21 days after such shareholder receives the notice pursuant to subsection (6), if such shareholder fails to send the notice in accordance with subsection (7),
(b)	the date the shareholder withdraws the notice under subsection (7), if the corporation makes an offer under subsection (12),
(c)	if corporation fails to make an offer in accordance with subsection (12), the date the shareholder withdraws the notice under subsection (7),
(d)	the date the shareholder withdraws the notice under subsection (7) in accordance with subsection (25)(a),
(e)	the date that is 31 days after such shareholder sends the notice under subsection (7), if such shareholder fails to complete the share certificate delivery pursuant to subsection (8),
(f)	the date the directors withdraw the Dual Class Amendment in accordance with the resolution approving same, and
(g)	the date of the order pursuant to subsection (22),

and, as such, shall not participate in the Separation, if the Separation is completed prior to the applicable foregoing date.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) must be made to a court in British Columbia or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX P

OWNERSHIP OF TECK SECURITIES

The table below sets forth the number of Teck Class A Shares, Teck Class B Subordinate Voting Shares, Teck Options, Teck PSUs, Teck PDSUs, Teck DSUs and Teck RSUs beneficially owned or controlled, directly or indirectly, as of March 7, 2023 by each of the directors and officers and insiders of Teck. All Teck DSUs, Teck RSUs, Teck PSUs and Teck PDSUs are settled in cash. No director or executive officer of Teck holds Teck Class A Shares.

Name	Position	Teck Class B Subordinate Voting Shares	Teck Options	Teck PSUs	Teck RSUs	Teck DSUs	Teck PDSUs

Mayank M. Ashar	Director	70,000	-	-	-	133,285	-

Quan Chong	Director	-	-	-	-	-	-

Harry M. Conger, IV	Director, President and Chief Operating Officer	-	675,600	135,127	-	-	17,500

Edward C. Dowling	Director	9,600	-	-	-	90,885	-

Norman B. Keevil, III	Director	11,000	-	-	-	72,890	-

Tracey L. McVicar	Director	5,000	-	-	-	95,355	-

Sheila A. Murray	Director	7,860	-	-	-	78,159	-

Una M. Power	Director	11,454	-	-	-	62,223	-

Jonathan H. Price	Director, Chief Executive Officer	-	377,867	135,217	-	-	-

Yoshihiro Sagawa	Director	-	-	-	-	1,547	-

Paul G. Schiodtz	Director	16,298	-	-	-	4,613	-

Timothy R. Snider	Director	13,150	-	-	-	91,860	-

Sarah A. Strunk	Director	1,000	-	-	-	5,779	-

Masaru Tani	Director	-	-	-	-	5,619	-

Shehzad Bharmal	Senior Vice President, Base Metals	-	260,084	50,790	-	-	-

Greg J. Brouwer	Senior Vice President, Technology & Innovation	-	61,234	21,928	10,303	-	-

Alex N. Christopher	Senior Vice President, Projects & Technical Services	-	550,500	61,166	-	-	-

Réal Foley	Senior Vice President, Marketing & Logistics	11,323	348,668	50,790	-	-	-

C. Jeffrey Hanman	Senior Vice President, Sustainability & External Affairs	-	94,500	31,771	10,303	-	-

P-1

Name	Position	Teck Class B Subordinate Voting Shares	Teck Options	Teck PSUs	Teck RSUs	Teck DSUs	Teck PDSUs

Nicholas P.M. Hooper	Senior Vice President, Corporate Development & Exploration	-	244,834	61,166	-	-	-

Ralph J. Lutes	Senior Vice President, Asia & Europe	15,000	256,167	21,076	12,653	64,020	44,328

Kieron McFadyen	Senior Vice President, Energy	-	228,750	21,649	-	-	35,439

Tyler S. Mitchelson	Senior Vice President, Copper Growth	-	42,692	20,059	-	-	-

H. Fraser Phillips	Senior Vice President, Investor Relations & Strategic Analysis	-	144,646	34,655	12,653	-	-

Crystal J. Prystai	Senior Vice President & Chief Financial Officer	330	57,502	22,530	7,753	-	-

Charlene A. Ripley	Senior Vice President & General Counsel	-	28,000	6,500	-	-	6,500

Peter C. Rozee	Senior Vice President, Commercial & Legal Affairs	31,418	1,002,000	51,241	-	238,097	21,162

Robin B. Sheremeta	Senior Vice President, Coal	3,000	504,250	52,254	-	35,824	52,734

Dean C. Winsor	Senior Vice President & Chief Human Resources Officer	1,178	111,334	38,763	-	-	8,147

P-2

APPENDIX Q

TECK EQUITY INCENTIVE PLANS

Stock Option Plan

Teck currently has options outstanding under one stock option plan, the Teck Option Plan. Under the Teck Option Plan, options may be granted to full-time employees of Teck or a subsidiary who are or who demonstrate the potential of becoming key personnel. The following table sets out as at December 31, 2022 the number and percentage (on a non-diluted basis) of Teck Class B Subordinate Voting Shares reserved or available for issuance under the Teck Option Plan:

	Number of Class B Subordinate Voting Shares	Percentage of Class B Subordinate Voting Shares
Total reserved for issuance under Teck Option Plan	46,000,000	8.7%
Reserved under options that have been granted	15,097,016	3.0%
Available for future grants	10,693,150	2.1%

The Board determines the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the Teck Class B Subordinate Voting Shares on the TSX on the last trading day prior to the grant date. The maximum term of any option is 10 years and, unless otherwise determined by the Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date. Teck Class B Subordinate Voting Shares reserved for issuance under options under our Teck Option Plan that expire or terminate without being exercised are returned to the pool available for grant.

The aggregate number of Teck Class B Subordinate Voting Shares issuable to insiders of Teck at any time or issued to insiders of Teck within any one year period pursuant to the Teck Option Plan and any other Teck share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding Teck Class B Subordinate Voting Shares and Teck Class A Shares. Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.

Options granted under the Teck Option Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by Teck or its subsidiary. Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:

Reason for Termination	Treatment of Options
Death

Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options.

Retirement

Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited.

Options may be exercised until the earlier of the normal expiry date and the:

•  3rd anniversary of retirement, if “Early Retirement Eligible”

•  5th anniversary of retirement, if “Normal Retirement Eligible”

 Retirement eligibility is dependent on:

•  the employee having at least 5 years of service

•  the employee giving 6 months’ notice of intention to retire, and

•  the sum of the employee’s years of service plus their age being at least 65 (early retirement) or 70 (normal retirement)

Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation.
Cause	All options are forfeited.
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment.

The Teck Option Plan provides for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the Teck Class B Subordinate Voting Shares, the amalgamation, merger or business combination of Teck, a re-designation of Teck Class B Subordinate Voting Shares, or a take-over bid for the Teck Class B Subordinate Voting Shares. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Teck Option Plan provides optionees with a share appreciation right (a “SAR”), in lieu of exercising, to realize the appreciation in value of the Teck Class B Subordinate Voting Shares underlying such option, determined by multiplying the applicable number of Teck Class B Subordinate Voting Shares by the excess of the current market value over the exercise price. A SAR may not be exercised in respect of more than 10,000 Teck Class B Subordinate Voting Shares and up to 50% of the amount received may be applied to the purchase of Teck Class B Subordinate Voting Shares from treasury at current market value.

Employees are prohibited from trading in Teck securities with knowledge of material information concerning Teck that has not been publicly disclosed. Teck establishes regular blackout periods during which employees may not trade in Teck securities, including exercising options. Under the Teck Option Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the end of the fifth business day after the blackout period ends.

The Board may discontinue or amend the Teck Option Plan at any time, provided, that shareholder approval must be obtained to:

•	reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option;

•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);

•	increase the levels of insider participation;

•	increase the number of Teck Class B Subordinate Voting Shares reserved for issuance (other than as set out in the Teck Option Plan);

•	add non-employee directors to the category of persons eligible to receive options;

•	amend any assignment rights set; and

•	amend any matters for which shareholder approval is specifically required.

The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the Teck Option Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise. All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

To accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide additional or varied terms in option agreements as it considers necessary or appropriate.

Share Unit Plans

Teck has four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:

•	value is tied to the price of the Teck Class B Subordinate Voting Shares at any given time

•	not entitled to any voting or other shareholder rights

•	receive dividend equivalents in the form of additional units, based on the value of the Teck Class B Subordinate Voting Shares on the dividend payment date

•	paid out in cash

Share units are granted as an equity-linked retention bonus for employees’ continued service during the vesting period. In determining the recipients and terms of any share unit awards, the Compensation Committee may consider the expected functions and responsibilities of the person during the vesting period, the value of the person’s future services to Teck and other factors that the Compensation Committee deems relevant. Share unit awards are not made on the basis of past services to Teck and do not take into account employees’ previous performance.

Participation, vesting, and payment details are set out in the following table:

Plan	Participants	Vesting	Payment
DSU	• New grants to non-executive directors only (annual grant; all or a portion of annual retainer, by election)	• Immediately on the grant date (Directors only)	• by election no later than December 15 of the year after the participant ceases to be employed by Teck
PSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• on the vesting date
PDSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• by election no later than December 15 of the year after the participant ceases to be employed by Teck
RSU	• Employees • Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)	• no later than the 3rd anniversary of the grant date	• on the vesting date

All share units vest upon a change in control, with vesting of performance units determined by the Compensation Committee based on performance against the relevant metrics during the abridged performance period; however, awards pay out on their normal schedule. Prior to the adoption of the PDSU plan, certain officers were granted DSUs, all of which have now vested.

Each DSU has a payout value equal to the closing price of the Teck Class B Subordinate Voting Shares on the TSX on the trading day prior to the applicable payout date. Each Teck RSU, Teck PSU, and Teck PDSU has a payout value equal to the VWAP of the Teck Class B Subordinate Voting Shares for the 20 consecutive trading days prior to the applicable payout date.

All share units are cash settled and have no dilutive effect on Teck securities. As such, the share unit plans do not have a fixed maximum number or percentage of awards reserved. The following table sets out as at December 31, 2022 the number of outstanding share units under each plan and the percentage of the issued and outstanding Teck Class B Subordinate Voting Shares that this number represents (undiluted):

Plan	Number of Share Units	Percentage relative to number of outstanding Teck Class B Subordinate Voting Shares
DSU Plan	2,128,662	0.42%
RSU Plan	2,203,080	0.44%
PSU Plan	1,071,818	0.21%
PDSU Plan	227,762	0.05%

Performance-Linked Awards – Grants prior to 2022

Performance metrics are set at the time of grant which affect the number of Teck PSUs and Teck PDSUs that vest, which may be from 0% to 200% of the number of share units granted. This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years.

The performance factor for the 2020 and 2021 grants was based on two metrics that are weighted equally, one internal and one external:

•	Teck’s TSR performance relative to a performance comparator group separate from the Compensation Comparator Group (the “Performance Comparator Group”);

•	Changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.

For these purposes, TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions and is calculated using the share price at the beginning and end of the period, including the value of dividends paid during the period. Relative performance is measured incrementally, with a 1st or 2nd ranking among the Performance Comparator Group equating to a 200% performance factor for TSR, with a last or second-to-last place ranking equating to 0%. The TSR performance factor would be 100% of target value if Teck ranked 7th among the Performance Comparator Group, meaning Teck’s TSR performance better than 6 companies and worse than the 6 other companies in the Performance Comparator Group over the relevant period.

While the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in mining or refining multiple commodities and against whom Teck competes for capital. For 2022, the Performance Comparator Group consisted of the following companies quoted on the noted exchanges:

•	Alpha Metallurgical Resources, Inc. (NYSE)

•	Anglo American plc (LSE)

•	Arch Resources, Inc. (NYSE)

•	BHP Billiton Limited (NYSE)

•	Coronado Global Resources Inc. (ASX)

•	First Quantum Minerals Ltd. (TSX)

•	Freeport-McMoRan Inc. (NYSE)

•	Hudbay Minerals Inc. (TSX)

•	Lundin Mining Corporation (TSX)

•	Rio Tinto plc (NYSE)

•	Vale S.A. (NYSE)

•	Warrior Met Coal, Inc. (NYSE)

These companies were selected based on having similar attributes to Teck from an investment standpoint. The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint. The diversity of size and composition in the Performance Comparator Group is necessary to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.

The synthetic index for the EBIDTA metric for the 2021 PSU and PDSU grants was weighted 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the grant date a trailing four-quarter EBIDTA at the determination date.

Performance-Linked Awards – Amendments in 2022

In February 2022, following a comprehensive review of market and leading practices, extensive consultations with shareholders, and receipt of advice from Meridian, the Compensation Committee approved a new balanced scorecard framework for the PSUs and PDSUs. The performance factor for performance share units granted beginning in 2022 measures performance against a balanced scorecard incorporating five metrics as set out in the table below. The Compensation Committee will meet prior to the vesting date of the relevant grants to determine the final performance factor to be applied, including qualitative assessment of progress against stated strategic and sustainability goals.

Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (ROCE)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline
Production and Cost Performance	Actual production and cost performance vs. budget	20%	To further link executive pay to operational discipline
Sustainability Progress Index	Performance against certain longer term sustainability goals	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan

Scoring for the first three metrics are based on the tables below (percentage payout relates to % of the 20% for that bucket):

Metric

Relative TSR	Rank	1	2	3	4	5	6	7	8	9	10	11	12	13
	Payout (%)	200	180	160	140	120	110	100	90	80	60	40	20	0

ROCE	Change (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

Production and Cost Perf.	Relative Perf. v. Guidance (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

To strengthen the link between executive compensation and our sustainability performance, a new sustainability progress index was developed for use in the revised performance share unit plans. Each of the themes within the sustainability progress index aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets, set annually.

Sustainability Progress Index Theme	KPI	Overall Weighting

Climate Change	Annual carbon intensity performance assessed against a trajectory to reduce in carbon intensity by 33% by 2030	4%

Biodiversity and Reclamation	Implementation of the Teck Biodiversity Standard	4%

Tailings Facilities Management	Implementation of the Global Industry Standard on Tailings Management (GISTM)	4%

Equity, Diversity and Inclusion	Increase in the percentage of women at Teck	4%

ESG Ratings and Rankings	Achievement of top rankings in a range of leading sustainability rankings and indices	4%

Performance against the targets will be reviewed and recommended to the Compensation Committee by the Safety & Sustainability Committee. Some subjective judgment may need to be applied in determining the final performance ranking for certain elements of the sustainability progress index.

The climate change and gender diversity components involve quantitative metrics that track linear progress towards Teck’s 2030 targets for reducing carbon intensity and increasing the proportion of women working at Teck. Those metrics are consistent with the metrics included in Teck’s sustainability-linked loan facility entered into in 2021. The biodiversity and tailings facility components will require qualitative evaluation of progress against the Teck-wide Biodiversity Action Plan and Teck’s implementation of the new Global Industry Standard on Tailings Management. The final component tracks Teck’s performance in several third-party performance ratings and rankings, requiring Teck to be within the top 10% of mining companies to receive credit for this portion.

Strategic Execution

The strategic objectives metric will link executive compensation to execution of Teck’s strategic plan over the three-year timeframe of the performance share units. This may include goals such as:

•	development of copper growth opportunities consistent with our prudent growth approach and capital allocation framework

•	execution of major capital projects relative to controllable costs and schedule

•	application of fit-for-purpose digital and technology solutions to reduce operating costs and improve productivity, safety, and sustainability

•	achievement of important strategic milestones that deliver shareholder value while acting as a responsible corporate citizen

Due to the commercially and strategically sensitive nature of the strategic plan, certain of these goals may not be fully disclosed, however the Compensation Committee will employ a rigorous process to set the strategic targets and assess performance against those targets at the end of the vesting period.

APPENDIX R

TECK BOARD MANDATE

It is the responsibility of the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to oversee the management of Teck’s business and affairs. The management of day-to-day operations is delegated to Teck’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of Teck; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A. RESPONSIBILITIES

To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:

1.	Providing Guidance, Direction, and Governance

(a)

ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

(b)

ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;

(d)	providing guidance and direction to Management in pursuit of Teck’s goals and strategic plans;

(e)	setting the tone for a culture of integrity and sound business decisions throughout Teck;

2.	Appointing and Evaluating Management, Compensation and Succession Planning

(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;

(b)	ensuring that appropriate succession planning, training, development, and monitoring is in place for Management generally;

(c)	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;

(d)

with the advice of the Compensation & Talent Committee, approving the compensation of the Management team and approving an appropriate compensation program for Teck’s personnel, including approval of any equity grants under Teck’s long-term incentive programs;

3.	Strategic Planning and Risk Management

(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, the opportunities and risks of the business;

(b)	identifying and assessing the principal risks of Teck’s business and ensuring the implementation of a risk management program to identify, assess, actively manage, mitigate, and monitor key risks;

4.	Ethics and Social Responsibility

(a)	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout Teck;

(b)	approving Teck’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;

(c)	approving Teck’s Anti-Bribery and Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;

(d)	approving Teck’s major policies and practices relating to social responsibility;

5.	Disclosure and Financial Reporting

(a)

approving Teck’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;

(b)	adopting a communication and continuous disclosure policy for Teck and monitoring its implementation;

(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of Teck’s internal controls, financial reporting and management information systems;

(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives;

6.	Governance

(a)	developing Teck’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck;

(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;

(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;

(d)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of Teck for all directors;

(e)

establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise; and

(f)

determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules, and making such disclosures as are required with respect to that determination.

B. POLICIES

In carrying out its responsibilities, the Board will conform to the following policies:

7.	Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in Teck’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by Teck.

8.	Measures for Receiving Feedback from Security Holders

The Board has adopted a Shareholder Engagement Policy. Teck’s investor relations department is responsible for communications with investors. Investors have the opportunity to provide feedback to Teck via the investor relations group through email at Teck’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, Teck regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate Teck department for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports are reported quarterly to the Board.

9.	Expectations of Management

The day-to-day management of Teck and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain Teck’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Teck’s business.

10.	Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of Teck’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on Teck’s operations, business and key issues.

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